As filed with the Securities and Exchange Commission on May 12, 2017

Registration No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

THRESHOLD PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	94-3409596
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3705 Haven Ave., Suite 120

Menlo Park, California 94025

(650) 474-8200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Wilfred E. Jaeger, M.D.

Interim Chief Executive Officer

Threshold Pharmaceuticals, Inc.

3705 Haven Ave., Suite 120

Menlo Park, California 94025

(650) 474-8200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Chadwick Mills Rama Padmanabhan Robert Phillips Cooley LLP 101 California Street San Francisco, CA 94111 (415) 693-2000	Eric E. Poma, Ph.D. Chief Executive Officer and Chief Scientific Officer Molecular Templates, Inc. 9301 Amberglen Blvd, Suite 100 Austin, TX 78729 (512) 869-1555	William C. Hicks Matthew J. Gardella Robert E. Burwell Mintz Levin Cohn Ferris Glovsky & Popeo, P.C. One Financial Center Boston, MA 02111 (617) 542-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions under the merger agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Common stock, par value $0.001 per share	143,000,000	N/A	$870,648.94	$100.91

(1)	Relates to common stock, $0.001 par value per share, of Threshold Pharmaceuticals, Inc., a Delaware corporation, or Threshold, issuable to holders of common stock, $0.001 par value per share, and warrants and options of Molecular Templates, Inc., a Delaware corporation, or Molecular, in the proposed merger of Trojan Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Threshold, with and into Molecular. The amount of Threshold common stock to be registered is based on the estimated number of shares of Threshold common stock that are expected to be issued pursuant to the merger, without taking into account the effect of a reverse stock split of the Threshold common stock, assuming a post-split exchange ratio of 0.6605 shares of Threshold common stock for each outstanding share of Molecular common stock.
(2)	Molecular has an accumulated capital deficit, therefore, the proposed maximum aggregate offering price is one-third of the aggregate par value of Molecular capital stock being acquired in the proposed merger, aggregate exercise (offering) price of warrants to be exchanged for warrants for the Registrant’s common stock, in accordance with Rule 457(g)(1) of the Securities Act, and the aggregate exercise (offering) price of stock options to be assumed in the transaction described herein, in accordance with Rule 457(h)(1) of the Securities Act. There is no market for Molecular’s securities.
(3)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $115.90 per $1,000,000 of the proposed maximum aggregate offering price.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus/information statement is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus/information statement is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 12, 2017

PROPOSED MERGER

YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Threshold Pharmaceuticals, Inc. and Molecular Templates, Inc.:

Threshold Pharmaceuticals, Inc., or Threshold, and Molecular Templates, Inc., or Molecular, entered into an Agreement and Plan of Merger and Reorganization on March 16, 2017, or the merger agreement, pursuant to which a wholly owned subsidiary of Threshold will merge with and into Molecular, with Molecular surviving as a wholly owned subsidiary of Threshold, which transaction is referred to herein as the merger. Molecular and Threshold believe that the merger will result in a clinical-stage biopharmaceutical company focused on the discovery, development, and commercialization of a next-generation of immunotoxins called engineered toxin bodies for the treatment of cancers and other serious diseases. The surviving corporation following the merger is referred to herein as the combined company or Threshold.

Immediately prior to the effective time of the merger, each share of Molecular’s preferred stock, or Molecular preferred stock, will be converted into one share of Molecular’s common stock, or Molecular common stock, as determined in accordance with the Molecular certificate of incorporation then in effect. At the effective time of the merger, other than the shares of Molecular common stock held or owned by Molecular, Threshold or Merger Sub (which will be cancelled without conversion or payment) and with respect to any shares of Molecular common stock held by stockholders who are entitled to demand and have properly demanded appraisal of such shares pursuant to, and in strict compliance in all respects with, the Delaware General Corporation Law, each share of Molecular common stock will be converted into the right to receive a fraction of a share of Threshold common stock, or the exchange ratio (as defined in the merger agreement). It is currently anticipated that, at the closing of the merger, the exchange ratio would be approximately      pre-split shares of Threshold’s common stock, or Threshold common stock, and would be within a range of approximately      to      post-split shares of Threshold common stock. The exchange ratio is determined pursuant to a formula in the merger agreement and described in the accompanying proxy statement/prospectus/information statement, and these estimates are subject to adjustment.

In connection with the merger, each outstanding and unexercised option to purchase shares of Molecular common stock will be assumed by Threshold and will be converted into an option to purchase that number of shares of Threshold common stock as determined pursuant to the exchange ratio described in more detail below. Each outstanding warrant to purchase shares of Molecular’s capital stock will be exercised on a net exercise basis for shares of Molecular’s series C preferred stock, which shares will then be converted into shares of Molecular common stock, which shares in turn will be converted into the right to receive that number of shares of Threshold common stock as determined pursuant to the exchange ratio. Each of Molecular’s convertible promissory notes will be converted into shares of Molecular’s series C-1 preferred stock, which shares will then be converted into shares of Molecular common stock, which shares in turn will be converted into the right to receive that number of shares of Threshold common stock as determined pursuant to the exchange ratio.

Each share of Threshold common stock issued and outstanding at the time of the merger will remain issued and outstanding and those shares, subject to the reverse split to be effected in connection with the merger, will be unaffected by the merger. All options and warrants to purchase shares of Threshold common stock that are outstanding immediately prior to the effective time of the merger will remain outstanding following the effective time of the merger.

Applying the exchange ratio, the former Molecular securityholders immediately before the merger are expected to own approximately     % of the aggregate number of shares of Threshold common stock following

the merger, and the Threshold stockholders immediately before the merger are expected to own approximately     % of the aggregate number of shares of Threshold common stock following the merger, in each case without giving effect to the issuance of shares of Threshold common stock in the concurrent financing described below and excluding, in each case, out-of-the-money securities. These estimates are subject to adjustment prior to closing of the merger, including an upward adjustment to the extent that Threshold’s net cash at the effective time of the merger is less than $12,500,000 (and as a result, Threshold securityholders could own less, and Molecular securityholders could own more, of the combined company), or a downward adjustment to the extent that Threshold’s net cash at the effective time of the merger is more than $17,500,000 (and as a result, Threshold securityholders could own more, and Molecular securityholders could own less, of the combined company).

Shares of Threshold common stock are currently listed on The NASDAQ Capital Market under the symbol “THLD.” Threshold intends to file an initial listing application in the near term for the combined company with The NASDAQ Capital Market. After completion of the merger, Threshold will be renamed “Molecular Templates, Inc.” and it is expected that the common stock at the combined company will trade on The NASDAQ Capital Market under the symbol “MTEM.” On May 11, 2017, the last trading day before the date of the accompanying proxy statement/prospectus/information statement, the closing sale price of Threshold common stock was $0.49 per share.

Concurrent with the execution of the merger agreement, Threshold and Molecular entered into an equity commitment letter, or the equity commitment letter, with Longitude Venture Partners III, L.P., or Longitude, pursuant to which Longitude agreed to purchase $20.0 million of equity securities from the combined company immediately following the consummation of the merger through a private placement, or the concurrent financing. Subsequent to the execution of the merger agreement, Threshold and Molecular have obtained equity commitment letters from additional investors in a form substantially similar to the Longitude equity commitment letter for an additional $20.0 million of equity securities of the combined company, such that the aggregate size of the concurrent financing is expected to be approximately $40.0 million. The closing of the concurrent financing is conditioned upon the closing of the merger, as well as certain other conditions. The concurrent financing will have a dilutive impact on Molecular’s and Threshold’s securityholders. Certain related parties of Molecular have agreed to participate in the concurrent financing. The concurrent financing is more fully described in the accompanying proxy statement/prospectus/information statement.

Threshold is holding its 2017 annual meeting of stockholders, or the Threshold annual meeting, in order to obtain the stockholder approvals necessary to complete the merger and related matters. At the Threshold annual meeting, which will be held at 3705 Haven Ave., Suite 120, Menlo Park, California 94025 at      a.m., local time, on     , 2017, unless postponed or adjourned to a later date, Threshold will ask its stockholders to, among other things:

1.	approve the issuance of shares of Threshold common stock to Molecular stockholders pursuant to the terms of the merger agreement;

2.	approve the issuance of shares of Threshold common stock in the concurrent financing;

3.	approve an amendment to the Threshold 2014 Equity Incentive Plan, or the 2014 Plan, to increase the total number of shares of Threshold common stock currently available for issuance under the 2014 Plan by 19,000,000 shares, prior to giving effect to the reverse split to be effected in connection with the merger;

4.	approve an amendment to the amended and restated certificate of incorporation of Threshold changing the Threshold corporate name to “Molecular Templates, Inc.”;

5.	approve an amendment to the amended and restated certificate of incorporation of Threshold effecting a reverse stock split of Threshold’s issued and outstanding common stock within a range, as determined by the Threshold board of directors, of every 5 to 15 shares (or any number in between) of outstanding Threshold common stock being combined and reclassified into one share of Threshold common stock;

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6.	elect the Class I directors to the Threshold board of directors for a term of three years (provided, however, that if the merger is completed, the Threshold board of directors will be reconstituted as provided in the merger agreement);

7.	approve, on a non-binding, advisory basis, the compensation of Threshold’s named executive officers as disclosed in the accompanying proxy statement/prospectus/information statement;

8.	approve, on a non-binding, advisory basis, the compensation that will be paid or may become payable to Threshold’s named executive officers in connection with the merger;

9.	ratify the selection of Ernst & Young LLP as Threshold’s independent registered public accounting firm for the fiscal year ending December 31, 2017 (provided, however, that it is likely that the combined company may decide to engage a new independent registered public accounting firm immediately or shortly after the merger is completed);

10.	consider and vote upon an adjournment of the Threshold annual meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 4 and 5; and

11.	transact such other business as may properly come before the stockholders at the Threshold annual meeting or any adjournment or postponement thereof.

As described in the accompanying proxy statement/prospectus/information statement, certain Molecular stockholders who in the aggregate own approximately     % of the outstanding shares of Molecular common stock on an as-converted to common stock basis, and certain Threshold stockholders who in the aggregate own     % of the outstanding shares of Threshold common stock, are parties to support agreements with Threshold and Molecular, respectively, whereby such stockholders agreed to vote in favor of certain proposals described in the accompanying proxy statement/prospectus/information statement, subject to the terms of the support agreements.

In addition, following the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the U.S. Securities and Exchange Commission, or the SEC, and pursuant to the conditions of the merger agreement, the Molecular stockholders who are party to the support agreements will each execute an action by written consent of the Molecular stockholders, or the written consent, adopting the merger agreement, thereby approving the merger and related transactions. These stockholders hold a sufficient number of shares of Molecular capital stock to adopt the merger agreement, and no meeting of Molecular stockholders to adopt the merger agreement and approve the merger and related transactions will be held. Nevertheless, all Molecular stockholders will have the opportunity to elect to adopt the merger agreement, thereby approving the merger and related transactions, by signing and returning to Molecular the written consent.

After careful consideration, the Threshold and Molecular boards of directors have approved the merger agreement and the proposals described in this proxy statement/prospectus/information statement, and each of the Threshold and Molecular boards of directors has determined that it is advisable to consummate the merger. Threshold’s board of directors recommends that its stockholders vote “FOR” the proposals described in the accompanying proxy statement/prospectus/information statement, and Molecular’s board of directors recommends that its stockholders sign and return the written consent to Molecular indicating their approval of the merger and adoption of the merger agreement and related transactions.

More information about Threshold, Molecular and the merger agreement and transactions contemplated thereby and the foregoing proposals is contained in the accompanying proxy statement/prospectus/information statement. Threshold and Molecular urge you to read the accompanying proxy statement/prospectus/information statement carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 33 OF THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT.

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Threshold and Molecular are excited about the opportunities the merger brings to both Threshold’s and Molecular’s stockholders, and thank you for your consideration and continued support.

Wilfred E. Jaeger, M.D.	Eric E. Poma, Ph.D.
Interim Chief Executive Officer Threshold Pharmaceuticals, Inc.	Chief Executive Officer and Chief Scientific Officer
Molecular Templates, Inc.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus/information statement. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus/information statement is dated     , 2017 and is first being mailed to Threshold and Molecular stockholders on or about     , 2017.

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THRESHOLD PHARMACEUTICALS, INC.

3705 HAVEN AVE., SUITE 120

MENLO PARK, CALIFORNIA 94025

(650) 474-8200

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held On     , 2017

Time:	a.m., local time
Date:	, 2017
Place:	3705 Haven Ave., Suite 120, Menlo Park, California 94025

Purposes:

1.	To approve the issuance of shares of common stock of Threshold Pharmaceuticals, Inc., or Threshold, to stockholders of Molecular Templates, Inc., or Molecular, pursuant to the terms of the Agreement and Plan of Merger and Reorganization between Threshold, Molecular and Trojan Merger Sub, Inc., dated March 16, 2017, a copy of which is attached as Annex A, which is referred to in this Notice as the merger agreement;

2.	To approve the issuance of shares of Threshold common stock in the concurrent financing as contemplated by the equity commitment letter with Threshold, Molecular and Longitude Venture Partners III, L.P., or Longitude, a copy of which is attached as Annex B, and other equity commitment letters with certain other investors in a form substantially similar to the equity commitment letter with Longitude, pursuant to which Threshold will sell, and such investors have agreed to buy, immediately following the closing of the merger, $40.0 million of shares of equity securities of the combined company;

3.	To approve an amendment to the Threshold 2014 Equity Incentive Plan, or the 2014 Plan, to increase the total number of shares of Threshold common stock currently available for issuance under the 2014 Plan by 19,000,000 shares, prior to giving effect to the reverse split to be effected in connection with the merger, in the form attached as Annex C;

4.	To approve an amendment to the amended and restated certificate of incorporation of Threshold changing the Threshold corporate name to “Molecular Templates, Inc.” in the form attached as Annex D;

5.	To approve an amendment to the amended and restated certificate of incorporation of Threshold effecting a reverse stock split of Threshold’s issued and outstanding common stock within a range, as determined by the Threshold board of directors, of every 5 to 15 shares (or any number in between) of outstanding Threshold common stock being combined and reclassified into one share of Threshold common stock in the form attached as Annex E;

6.	To elect the Class I directors to the Threshold board of directors for a term of three years (provided, however, that if the merger is completed, the board of directors will be reconstituted as provided in the merger agreement);

7.	To approve, on a non-binding, advisory basis, the compensation of Threshold’s named executive officers as disclosed in the accompanying proxy statement/prospectus/information statement;

8.	To approve, on a non-binding, advisory basis, the compensation that will be paid or may become payable to Threshold’s named executive officers in connection with the merger;

9.	To ratify the selection of Ernst & Young LLP as Threshold’s independent registered public accounting firm for the fiscal year ending December 31, 2017 (provided, however, that it is likely that the combined company may decide to engage a new independent registered public accounting firm immediately or shortly after the merger is completed);

10.	To consider and vote upon an adjournment of the Threshold annual meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 4 and 5; and

11.	To transact such other business as may properly come before the stockholders at the Threshold annual meeting or any adjournment or postponement thereof.

Record Date:

Threshold’s board of directors has fixed     , 2017 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Threshold annual meeting and any adjournment or postponement thereof. Only holders of record of shares of Threshold common stock at the close of business on the record date are entitled to notice of, and to vote at, the Threshold annual meeting. At the close of business on the record date, Threshold had      shares of common stock outstanding and entitled to vote.

Your vote is important. The affirmative vote of a majority of the votes cast in person or by proxy at the Threshold annual meeting, assuming a quorum is present, is required for approval of Proposal Nos. 1, 2, 3, 7, 8, 9 and 10. The affirmative vote of the holders of a majority of the outstanding shares of Threshold common stock entitled to vote at the Threshold annual meeting is required for approval of Proposal Nos. 4 and 5. With respect to Proposal No. 6, directors are elected by a plurality of the affirmative votes cast by those shares present in person or represented by proxy and entitled to vote at the Threshold annual meeting, and the nominees for director receiving the highest number of affirmative votes will be elected. Each of Proposal Nos. 1, 4 and 5 are conditioned upon each other and the approval of each such proposal is a condition to the completion of the merger. Therefore, the merger cannot be consummated without the approval of Proposal Nos. 1, 4 and 5. Proposal No. 3 is conditioned upon the consummation of the merger via the approval of Proposal Nos. 1, 4 and 5. If merger is not completed or the stockholders do not approve Proposal No. 3, the amendment to the 2014 Plan will not become effective. Proposal Nos. 1, 4 and 5 are not conditioned upon Proposal 3 being approved.

Even if you plan to attend the Threshold annual meeting in person, Threshold requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Threshold annual meeting if you are unable to attend. You may change or revoke your proxy at any time before it is voted at the Threshold annual meeting.

THRESHOLD’S BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS FAIR TO, IN THE BEST INTERESTS OF, AND ADVISABLE TO THRESHOLD AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. THRESHOLD’S BOARD OF DIRECTORS RECOMMENDS THAT THRESHOLD STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

By Order of Threshold’s Board of Directors,

Wilfred E. Jaeger, M.D.

Interim Chief Executive Officer

Menlo Park, California

    , 2017

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus/information statement incorporates important business and financial information about Threshold that is not included in or delivered with this document. You may obtain this information without charge through the SEC website (www.sec.gov) or upon your written or oral request by contacting the Chief Financial Officer of Threshold Pharmaceuticals, Inc., 3705 Haven Ave., Suite 120, Menlo Park, California 94025 or by calling (650) 474-8200.

To ensure timely delivery of these documents, any request should be made no later than     , 2017 to receive them before the Threshold annual meeting.

For additional details about where you can find information about Threshold, please see the section titled “Where You Can Find More Information” beginning on page 341 of this proxy statement/prospectus/information statement.

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MATTERS BEING SUBMITTED TO A VOTE OF THRESHOLD STOCKHOLDERS	200

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QUESTIONS AND ANSWERS ABOUT THE MERGER

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement does not give effect to the proposed reverse stock split described in Proposal No. 5 of this proxy statement/prospectus/information statement.

The following section provides answers to frequently asked questions about the merger. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.

Q:	What is the merger?

A:	Threshold Pharmaceuticals, Inc., or Threshold, and Molecular Templates, Inc., or Molecular, have entered into an Agreement and Plan of Merger and Reorganization, dated March 16, 2017, or the merger agreement. The merger agreement contains the terms and conditions of the proposed business combination of Threshold and Molecular. Under the merger agreement, Trojan Merger Sub, Inc., a wholly owned subsidiary of Threshold, or Merger Sub, will merge with and into Molecular, with Molecular surviving as a wholly owned subsidiary of Threshold. This transaction is referred to in this proxy statement/prospectus/information statement as the merger. After the completion of the merger, Threshold will change its corporate name to “Molecular Templates, Inc.” as required by the merger agreement. The surviving corporation following the merger is referred to herein as the combined company.

Immediately prior to the effective time of the merger, each share of Molecular’s preferred stock, or Molecular preferred stock, will be converted into one share of Molecular’s common stock, or Molecular common stock, as determined in accordance with the Molecular certificate of incorporation then in effect. At the effective time of the merger, other than the shares of Molecular common stock held or owned by Molecular, Threshold or Merger Sub (which will be cancelled without conversion or payment) and with respect to any shares of Molecular common stock held by stockholders who are entitled to demand and have properly demanded appraisal of such shares pursuant to, and in strict compliance in all respects with, the Delaware General Corporation Law, or the DGCL, each share of Molecular common stock will be converted into the right to receive a fraction of a share of Threshold common stock, or the “exchange ratio” (as defined in the merger agreement). It is currently anticipated that, at the closing of the merger, the exchange ratio would be approximately      pre-split shares of Threshold’s common stock, or Threshold common stock, and would be within a range of approximately      to      post-split shares of Threshold common stock. The exchange ratio is determined pursuant to a formula in the merger agreement and described in this proxy statement/prospectus/information statement, and these estimates are subject to adjustment.

In connection with the merger, each outstanding and unexercised option to purchase shares of Molecular common stock will be assumed by Threshold and will be converted into an option to purchase that number of shares of Threshold common stock as determined pursuant to the exchange ratio (as defined in the merger agreement). Each outstanding warrant to purchase shares of Molecular’s capital stock will be exercised on a net exercise basis for shares of Molecular’s series C preferred stock, which shares will then be converted into shares of Molecular common stock, which shares in turn will be converted into the right to receive that number of shares of Threshold common stock as determined pursuant to the exchange ratio. Each of Molecular’s convertible promissory notes, or the Molecular notes, will be converted into shares of Molecular’s series C-1 preferred stock, which shares will then be converted into shares of Molecular common stock, which shares in turn will be converted into the right to receive that number of shares of Threshold common stock as determined pursuant to the exchange ratio.

Threshold stockholders and optionholders will continue to own and hold their existing shares of Threshold common stock and options, respectively. All options and warrants to purchase shares of Threshold common stock that are outstanding immediately prior to the effective time of the merger will remain outstanding following the effective time of the merger.

Applying the exchange ratio, the former Molecular securityholders immediately before the merger are expected to own approximately     % of the aggregate number of shares of Threshold common stock following the merger, and the Threshold stockholders immediately before the merger are expected to own approximately     % of the aggregate number of shares of Threshold common stock, following the merger in each case without giving effect to the issuance of shares of Threshold common stock in the concurrent financing described below and excluding, in each case, out-of-the-money securities. These estimates are subject to adjustment prior to closing of the merger, including an upward adjustment to the extent that Threshold’s net cash at the effective time of the merger is less than $12,500,000 (and as a result, Threshold securityholders could own less, and Molecular securityholders could own more, of the combined company), or a downward adjustment to the extent that Threshold’s net cash at the effective time of the merger is more than $17,500,000 (and as a result, Threshold securityholders could own more, and Molecular securityholders could own less, of the combined company).

The merger agreement terms applicable to the calculation of the exchange ratio, which is described in the section titled “The Merger—Merger Consideration and Exchange Ratio” beginning on page 141 of this proxy statement/prospectus/information statement, are complex and circumstances as of the effective time of the merger may result in an exchange ratio that differs from estimates in this proxy statement/prospectus/information statement.

Q:	What will happen to Threshold if, for any reason, the merger does not close?

A:	If, for any reason, the merger does not close, Threshold’s board of directors may elect to, among other things, dissolve or liquidate its assets, attempt to complete another strategic transaction like the merger, attempt to sell or otherwise dispose of the various assets of Threshold or continue to operate the business of Threshold. If Threshold decides to dissolve and liquidate its assets, Threshold would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims, and there can be no assurances as to the amount or timing of available cash left, if any, to distribute to stockholders after paying the debts and other obligations of Threshold and setting aside funds for reserves.

Q:	Why are the two companies proposing to merge?

A:	Following the merger, Threshold and Molecular believe that the merger will result in a clinical-stage biopharmaceutical company focused on the discovery, development, and commercialization of a next-generation of immunotoxins called engineered toxin bodies, or ETBs, for the treatment of cancers and other serious diseases. Threshold and Molecular believe that the combined company will have the following potential advantages: (i) a diversified, clinical-stage product development portfolio; (ii) appropriate resources to fund its research and development activities; (iii) an experienced management team and (iv) the potential for Molecular to access additional sources of capital.

Q:	Why am I receiving this proxy statement/prospectus/information statement?

A:	You are receiving this proxy statement/prospectus/information statement because you have been identified as a stockholder of Threshold or Molecular as of the applicable record date, and you are entitled, as applicable, to vote at the Threshold annual meeting to approve the matters set forth herein, or to sign and return the Molecular written consent to adopt and approve the matters set forth in the written consent. This document serves as:

•	a proxy statement of Threshold used to solicit proxies for the Threshold annual meeting to vote on the matters set forth herein;

•	a prospectus of Threshold used to offer shares of Threshold common stock in exchange for shares of Molecular common stock in the merger; and

•	an information statement of Molecular used to solicit the written consent of its stockholders for approval of matters relating to the merger.

Q:	What is the concurrent financing?

A:	Concurrent with the execution of the merger agreement, Threshold and Molecular entered into an equity commitment letter, or the equity commitment letter, with Longitude Venture Partners III, L.P., or Longitude, pursuant to which Longitude agreed to purchase $20.0 million of equity securities from the combined company immediately following the consummation of the merger through a private placement, or the concurrent financing. Subsequent to the execution of the merger agreement, Threshold and Molecular have obtained equity commitment letters from additional investors in a form substantially similar to the Longitude equity commitment letter for an additional $20.0 million of equity securities of the combined company, such that the aggregate size of the concurrent financing is expected to be approximately $40.0 million. The closing of the concurrent financing is conditioned upon the closing of the merger, as well as certain other conditions. The concurrent financing will have a dilutive impact on Molecular’s and Threshold’s securityholders. Certain related parties of Molecular have agreed to participate in the concurrent financing. For a more complete description of the concurrent financing, please see the section titled “Agreements Related to the Merger—Equity Commitment Letter” beginning on page 174 of this proxy statement/prospectus/information statement.

Q:	What proposals will be voted on at the Threshold annual meeting in connection with the merger?

A:	Pursuant to the terms of the merger agreement, the following proposals must be approved by the requisite stockholder vote at the Threshold annual meeting:

•	Proposal No. 1 to approve the issuance of shares of Threshold common stock to Molecular stockholders pursuant to the merger agreement, a copy of which is attached as Annex A;

•	Proposal No. 4 to approve an amendment to the amended and restated certificate of incorporation of Threshold changing the Threshold corporate name to “Molecular Templates, Inc.” in the form attached as Annex D; and

•	Proposal No. 5 to approve an amendment to the amended and restated certificate of incorporation of Threshold effecting a reverse stock split of Threshold’s issued and outstanding common stock within a range of, as determined by the Threshold board of directors, every 5 to 15 shares (or any number in between) of outstanding Threshold common stock being combined and reclassified into one share of Threshold common stock in the form attached as Annex E, which is referred to herein as the reverse stock split.

Proposal Nos. 1, 4 and 5 are referred to herein collectively as the merger proposals. Each of the merger proposals is conditioned upon the approval of all of the other merger proposals and the approval of each merger proposal is a condition to completion of the merger. Neither the issuance of Threshold common stock in connection with the merger, the amendment to Threshold’s amended and restated certificate of incorporation to effect the reverse stock split nor the amendment to Threshold’s amended and restated certificate of incorporation effect the name change will take place unless all of the merger proposals are approved by the Threshold stockholders and the merger is completed. Therefore, the completion of the merger cannot proceed without the approval of each of the merger proposals. In addition to the requirement of obtaining Threshold stockholder approval, each of the other closing conditions set forth in the merger agreement must be satisfied or waived. For a more complete description of the closing conditions under the merger agreement, please see the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 167 of this proxy statement/prospectus/information statement.

The presence, in person or represented by proxy, at the Threshold annual meeting of the holders of a majority of the shares of Threshold common stock outstanding and entitled to vote at the Threshold annual meeting is necessary to constitute a quorum at the meeting.

Q:	What proposals are to be voted on at the Threshold annual meeting, other than the merger proposals required in connection with the merger?

A:	At the Threshold annual meeting, the holders of Threshold common stock will also be asked to consider the following proposals, along with any other business that may properly come before the Threshold annual meeting or any adjournment or postponement thereof:

•	Proposal No. 2 to approve the issuance of shares of Threshold common stock in the concurrent financing as contemplated by the equity commitment letter with Threshold, Molecular and Longitude, a copy of which is attached as Annex B, and other equity commitment letters with certain other investors in a form substantially similar to the equity commitment letter with Longitude;

•	Proposal No. 3 to approve an amendment to the Threshold 2014 Equity Incentive Plan, or the 2014 Plan, to increase the total number of shares of Threshold common stock currently available for issuance under the 2014 Plan by 19,000,000 shares, prior to giving effect to the reverse split to be effected in connection with the merger, in the form attached as Annex C;

•	Proposal No. 6 to elect the Class I directors to the Threshold board of directors for a term of three years (provided, however, that if the merger is completed, the Threshold board of directors will be reconstituted as provided in the merger agreement);

•	Proposal No. 7 to approve, on a non-binding, advisory basis, the compensation of Threshold’s named executive officers as disclosed in this proxy statement/prospectus/information statement;

•	Proposal No. 8 to approve, on a non-binding, advisory basis, the compensation that will be paid or may become payable to Threshold’s named executive officers in connection with the merger;

•	Proposal No. 9 to ratify the selection of Ernst & Young LLP as Threshold’s independent registered public accounting firm for the fiscal year ending December 31, 2017 (provided, however, that it is likely that the combined company may decide to engage a new independent registered public accounting firm immediately or shortly after the merger is completed); and

•	Proposal No. 10 to approve an adjournment of the Threshold annual meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 4 and 5.

The approval of Proposal Nos. 2, 3, 6, 7, 8, 9 and 10 are not conditions to the merger. The approval of advisory Proposal Nos. 7 and 8 are not binding on the Threshold board of directors. Proposal No. 3 is conditioned upon the consummation of the merger via the approval of Proposal Nos. 1, 4 and 5. If the merger is not completed or the stockholders do not approve Proposal No. 3, the amendment to the 2014 Plan will not become effective. Proposal Nos. 1, 4 and 5 are not conditioned upon Proposal 3 being approved. All of such proposals, together with the merger proposals, are referred to collectively in this proxy statement/prospectus/information statement as the proposals.

Threshold stockholders should understand, however, that if the merger with Molecular is completed, the effect of the approval of Proposal Nos. 6 and 9 will be limited since the composition of the Threshold board of directors will be changed upon completion of the merger and the concurrent financing in accordance with the merger agreement and equity commitment letter with Longitude, respectively, and it is likely that the combined company may decide to engage a new independent registered public accounting firm immediately or shortly after completion of the merger.

Q:	What stockholder votes are required to approve the proposals at the Threshold annual meeting?

A:	The affirmative vote of a majority of the votes cast in person or by proxy at the Threshold annual meeting, assuming a quorum is present, is required for approval of Proposal Nos. 1, 2, 3, 7, 8, 9 and 10. The affirmative vote of the holders of a majority of the outstanding shares of Threshold common stock entitled to vote at the Threshold annual meeting is required for approval of Proposal Nos. 4 and 5. With respect to Proposal No. 6, directors are elected by a plurality of the affirmative votes cast by those shares present in person or represented by proxy and entitled to vote at the Threshold annual meeting, and the nominees for director receiving the highest number of affirmative votes will be elected.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR,” “AGAINST” and “WITHHOLD” votes, abstentions and broker non-votes. “WITHHOLD” votes with respect to the election of one or more nominees for director pursuant to Proposal No. 6 will not be voted with respect to the director or directors indicated, although they will be counted for purposes of determining the presence of a quorum for the transaction of business at the Threshold annual meeting. Abstentions and broker non-votes will also be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the annual meeting. Abstentions and broker non-votes will not, however, be considered votes cast at the Threshold annual meeting and will therefore not have any effect with respect to Proposal Nos. 1, 2, 3, 7, 8, 9 and 10. Abstentions and broker non-votes will have the same effect as “AGAINST” votes for Proposal Nos. 4 and 5.

The adoption of the merger agreement and the approval of the merger and related transactions by the Molecular stockholders require the affirmative votes of the holders of (i) a majority of the outstanding shares of Molecular common stock and preferred stock, voting together as a single class on an as-converted to common stock basis, and (ii) 80% of the outstanding shares of Molecular preferred stock, voting together as a single class on an as-converted to common stock basis.

As of March 31, 2017, the directors and executive officers of Threshold owned or controlled 13.31% of the outstanding shares of Threshold common stock entitled to vote at the Threshold annual meeting. The directors and executive officers of Threshold owning these shares are subject to support agreements pursuant to which they have agreed to vote all shares of Threshold common stock owned by them as of the record date in favor of Proposal Nos. 1, 4 and 5 and against any “acquisition proposal” (as defined in the merger agreement).

Q:	What will Molecular stockholders, warrant holders and optionholders receive in the merger?

A:	Applying the exchange ratio, the former Molecular securityholders immediately before the merger are expected to own approximately % of the aggregate number of shares of Threshold common stock following the merger, and the Threshold stockholders immediately before the merger are expected to own approximately % of the aggregate number of shares of Threshold common stock following the merger, in each case without giving effect to the issuance of shares of Threshold common stock in the concurrent financing and excluding, in each case, out-of-the-money securities. These estimates are subject to adjustment prior to closing of the merger, including an upward adjustment to the extent that Threshold’s net cash at the effective time of the merger is less than $12,500,000 (and as a result, Threshold securityholders could own less, and Molecular securityholders could own more, of the combined company), or a downward adjustment to the extent that Threshold’s net cash at the effective time of the merger is more than $17,500,000 (and as a result, Threshold securityholders could own more, and Molecular securityholders could own less, of the combined company).

Shares of Threshold common stock are currently listed on The NASDAQ Capital Market under the symbol “THLD.” Threshold intends to file an initial listing application in the near term for the combined company with The NASDAQ Capital Market. After completion of the merger, Threshold will be renamed “Molecular Templates, Inc.” and it is expected that the common stock of the combined company will trade on The NASDAQ Capital Market under the symbol “MTEM.” On May     , 2017, the last trading day before the date of this proxy statement/prospectus/information statement, the closing sale price of Threshold common stock was $     per share. In connection with the merger, each outstanding and unexercised option to purchase shares of Molecular common stock will be converted into an option to purchase Threshold common stock, with the number of shares and exercise price being appropriately adjusted to reflect the exchange ratio between Threshold common stock and Molecular common stock determined in accordance with the merger agreement. Immediately prior to the effective time of the merger, each outstanding Molecular warrant will be exercised on a net exercise basis, without any action on the part of the holder thereof, for shares of Molecular’s series C preferred stock, which shares will then be converted into shares of Molecular common stock, which shares in turn will be converted into the right to receive that number of shares of Threshold common stock as determined pursuant to the exchange ratio.

For a more complete description of what Molecular stockholders, warrant holders and optionholders will receive in the merger, please see the sections titled “Market Price and Dividend Information” beginning on page 31 and “The Merger Agreement—Merger Consideration and Exchange Ratio” beginning on page 152 of this proxy statement/prospectus/information statement. For a description of the dilutive effect of the concurrent financing on Threshold’s and Molecular’s current securityholders, see section titled “Agreements Related to the Merger—Equity Commitment Letters” beginning on page 174 of this proxy statement/prospectus/information statement.

Q:	Who will be the directors of Threshold following the merger?

A:	Immediately following the merger, Threshold’s board of directors will be composed of seven members, consisting of (i) two members designated by Threshold, namely Harold E. Selick, Ph.D., the former Chief Executive Officer of Threshold who will be the chairman of the board of directors of the combined company immediately following the merger, and David R. Hoffmann, currently a Threshold board member, (ii) two members designated by Molecular, namely Eric E. Poma, Ph.D., who will be the Chief Executive Officer and Chief Scientific Officer of the combined company immediately following the merger, and Kevin M. Lalande, who currently is a Molecular board member and managing director of SHV Management Services, LLC (affiliates of which will own approximately % of the combined company’s outstanding shares of common stock immediately following the closing of the merger), and (iii) three members to be mutually agreed upon by Threshold and Molecular meeting the U.S. Securities and Exchange Commission, or SEC, and the NASDAQ Stock Market LLC, or NASDAQ, independence requirements, including David Hirsch, M.D., Ph.D., of Longitude upon the consummation of the concurrent financing, which will take place immediately following the effective time of the merger. The staggered structure of the current Threshold board of directors will remain in place for the combined company following the completion of the merger.

It is anticipated the director classes of the combined company board of directors will be as follows:

•	Class I directors (term ending 2020): and ;

•	Class II directors (term ending 2018): and ; and

•	Class III directors (term ending 2019): , and .

Q:	Who will be the executive officers of Threshold immediately following the merger?

A:	Immediately following the merger, the executive management team of Threshold is expected to consist of members of the Molecular executive management team prior to the merger, including:

Name	Title
Eric E. Poma, Ph.D.	Chief Executive Officer, Chief Scientific Officer and Class Director
Jason Kim	President, Chief Operating Officer and Principal Financial Officer
David Valacer, M.D.	Chief Medical Officer
Jack Higgins, Ph.D.	Executive Vice President, Operations and Head of Manufacturing
Kurt Elster	Executive Vice President, Corporate Development
Erin Willert, Ph.D.	Executive Vice President, Research and Development
Jen-Sing Liu, Ph.D.	Executive Vice President, Manufacturing

Q:	As a Threshold stockholder, how does Threshold’s board of directors recommend that I vote?

A:	After careful consideration, Threshold’s board of directors recommends that Threshold stockholders vote “FOR” all of the proposals.

Q:	As a Molecular stockholder, how does Molecular’s board of directors recommend that I vote?

A:	After careful consideration, Molecular’s board of directors recommends that Molecular stockholders execute the written consent indicating their vote in favor of the adoption of the merger agreement and the approval of the merger and the transactions contemplated thereby.

Q:	What risks should I consider in deciding whether to vote in favor of the merger or to execute and return the written consent, as applicable?

A:	You should carefully review the section titled “Risk Factors” beginning on page 33 of this proxy statement/prospectus/information statement, which sets forth certain risks and uncertainties related to the merger, risks and uncertainties to which the combined company’s business will be subject, and risks and uncertainties to which each of Threshold and Molecular, as an independent company, is subject.

Q:	When do you expect the merger to be consummated?

A:	The merger is anticipated to occur as early as the second quarter of 2017 after the Threshold annual meeting to be held on , 2017, but the exact timing cannot be predicted. For more information, please see the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 167 of this proxy statement/prospectus/information statement.

Q:	What do I need to do now?

A:	Threshold and Molecular urge you to read this proxy statement/prospectus/information statement carefully, including its annexes, and to consider how the merger affects you.

If you are a Threshold stockholder of record, you may provide your proxy instructions in one of four different ways:

•	You can attend the Threshold annual meeting in person and Threshold will provide you with a ballot when you arrive at the meeting.

•	You can mail your signed proxy card in the enclosed return envelope.

•	You can provide your proxy instructions via telephone by following the instructions on your proxy card.

•	You can provide your proxy instructions via the Internet by following the instructions on your proxy card.

Your vote must be received by     , 2017, 11:59 p.m. Eastern Time to be counted.

If you hold your shares in “street name” (as described below), you may provide your proxy instructions via telephone or the internet by following the instructions on your vote instruction form. Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the Threshold annual meeting.

If you are a Molecular stockholder, you may execute and return your written consent to Molecular in accordance with the instructions provided.

Q:	What happens if I do not return a proxy card or otherwise provide proxy instructions, as applicable?

A:	If you are a Threshold stockholder, the failure to return your proxy card or otherwise provide proxy instructions will reduce the aggregate number of votes required to approve Proposal Nos. 1, 2, 3, 7, 8, 9 and 10 and to elect directors pursuant to Proposal No. 6 and will have the same effect as voting against Proposal Nos. 4 and 5. Also, your shares will not be counted for purposes of determining whether a quorum is present at the Threshold annual meeting.

Q:	May I vote in person at the Threshold annual meeting?

A:

If your shares of Threshold common stock are registered directly in your name with Threshold’s transfer agent, you are considered to be the stockholder of record with respect to those shares, and the proxy materials and proxy card are being sent directly to you by Threshold. If you are a Threshold stockholder of record, you may attend the Threshold annual meeting and vote your shares in person. Even if you plan to attend the Threshold annual meeting in person, Threshold requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Threshold annual meeting if you are unable to attend.

If your shares of Threshold common stock are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in “street name,” and the proxy materials are being forwarded to you by your broker or other nominee together with a voting instruction card. As the beneficial owner, you are also invited to attend the Threshold annual meeting. However, because a beneficial owner is not the stockholder of record, you may not vote these shares in person at the Threshold annual meeting unless you obtain a legal proxy from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting.

Q:	When and where is the Threshold annual meeting being held?

A:	The Threshold annual meeting will be held at 3705 Haven Ave., Suite 120, Menlo Park, California 94025, at a.m., local time, on , 2017. Subject to space availability, all Threshold stockholders as of the record date, or their duly appointed proxies, may attend the meeting. Since seating is limited, admission to the meeting will be on a first-come, first-served basis.

Q:	If my Threshold shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Unless your broker has discretionary authority to vote on certain matters, your broker will not be able to vote your shares of Threshold common stock on matters requiring discretionary authority without instructions from you. If you do not give instructions to your broker, your broker can vote your Threshold shares with respect to “discretionary” items but not with respect to “non-discretionary” items. Discretionary items are proposals considered routine under the rules of The NASDAQ Capital Market on which your broker may vote shares held in “street name” in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the Threshold shares will be treated as broker non-votes. It is anticipated that all proposals other than Proposal No. 9 will be non-discretionary. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by your broker.

Q:	May I change my vote after I have submitted a proxy or provided proxy instructions?

A:	Threshold stockholders of record, unless such stockholders’ vote is governed by a support agreement, may change their vote at any time before their proxy is voted at the Threshold annual meeting in one of three ways:

•	You may send a written notice to the Secretary of Threshold stating that you would like to revoke your proxy.

•	You may submit new proxy instructions either on a new proxy card or via the Internet.

•	You may attend the Threshold annual meeting and vote in person, but attendance alone will not revoke a proxy. You must specifically request at the meeting that it be revoked.

If a Threshold stockholder who owns Threshold shares in “street name” has instructed a broker to vote its shares of Threshold common stock, the stockholder must follow directions received from its broker to change those instructions.

Q:	Who is paying for this proxy solicitation?

A:

Threshold and Molecular will share equally the cost of printing and filing of this proxy statement/prospectus/information statement and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Threshold common stock for the forwarding of solicitation materials to the beneficial owners of Threshold common stock. Threshold will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. Threshold, has retained to assist it in soliciting proxies using the means referred to above. Threshold will pay fees of , which threshold expects to be approximately $ , plus reimbursement of out-of-pocket expenses.

Q:	What are the material U.S. federal income tax consequences of the reverse stock split to Threshold stockholders?

A:	The reverse stock split described in Proposal No. 5 should constitute a “recapitalization” for U.S. federal income tax purposes. As a result, a U.S. holder (as described in more detail in the section titled “Matters Being Submitted to a Vote of Threshold Stockholders—Proposal No. 5: Approval of the Amendment of the Certificate of Incorporation of Threshold Effecting the Reverse Stock Split—Certain Material U.S. Federal Income Tax Consequences of the Reverse Stock Split to U.S. Holders” beginning on page 209 of this proxy statement/prospectus/information statement) of Threshold common stock generally should not recognize gain or loss upon such reverse stock split, except with respect to cash received in lieu of a fractional share of Threshold common stock, as discussed below in the section titled “Matters Being Submitted to a Vote of Threshold Stockholders—Proposal No. 5: Approval of the Amendment of the Certificate of Incorporation of Threshold Effecting the Reverse Stock Split—Certain Material U.S. Federal Income Tax Consequences of the Reverse Stock Split to U.S. Holders—Cash in Lieu of Fractional Shares” beginning on page 209 of this proxy statement/prospectus/information statement. A U.S. holder’s aggregate tax basis in the shares of Threshold common stock received pursuant to such reverse stock split should equal the aggregate tax basis of the shares of the Threshold common stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Threshold common stock), and such U.S. holder’s holding period in the shares of Threshold common stock received should include the holding period in the shares of Threshold common stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Threshold common stock surrendered to the shares of Threshold common stock received in a recapitalization pursuant to such reverse stock split. U.S. holders of shares of Threshold common stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares. For more information, please see the section titled “Matters Being Submitted to a Vote of Threshold Stockholders—Proposal No. 5: Approval of the Amendment of the Certificate of Incorporation of Threshold Effecting the Reverse Stock Split—Certain Material U.S. Federal Income Tax Consequences of the Reverse Stock Split to U.S. Holders” beginning on page 209 of this proxy statement/prospectus/information statement.

Q:	What are the material U.S. federal income tax consequences of the merger to Molecular stockholders?

A:	Each of Threshold and Molecular intends the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code. In general, and subject to the qualifications and limitations set forth in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 144 of this proxy statement/prospectus/information statement, if the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, the material tax consequences to U.S. holders of Molecular common stock will be as follows:

•	a Molecular stockholder will not recognize gain or loss upon the exchange of Molecular common stock for Threshold common stock pursuant to the merger, except to the extent of cash received in lieu of a fractional share of Molecular common stock as described below;

•	a Molecular stockholder who receives cash in lieu of a fractional share of Threshold common stock in the merger will recognize capital gain or loss in an amount equal to the difference between the amount of cash received in lieu of a fractional share and the stockholder’s tax basis allocable to such fractional share;

•	a Molecular stockholder’s aggregate tax basis for the shares of Threshold common stock received in the merger (including any fractional share interest for which cash is received) will equal the stockholder’s aggregate tax basis in the shares of Molecular common stock surrendered in the merger; and

•	the holding period of the shares of Threshold common stock received by a Molecular stockholder in the merger will include the holding period of the shares of Molecular common stock surrendered in exchange therefor.

Tax matters are very complicated, and the tax consequences of the merger to a particular Molecular stockholder will depend on such stockholder’s circumstances. Accordingly, you are strongly urged to consult your tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and non-U.S. income and other tax laws. For more information, please see the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 144 of this proxy statement/prospectus/information statement.

Q:	Who can help answer my questions?

A:	If you are a Threshold stockholder and would like additional copies of this proxy statement/prospectus/information statement without charge or if you have questions about the merger, including the procedures for voting your shares, you should contact:

Threshold Pharmaceuticals, Inc.

3705 Haven Ave., Suite 120

Menlo Park, California 94025

Telephone: (650) 474-8200

Attn: Investor Relations

Email: ir@thresholdpharm.com

If you are a Molecular stockholder and would like additional copies of this proxy statement/prospectus/information statement without charge or if you have questions about the merger, including the procedures for voting your shares, you should contact:

Molecular Templates, Inc.

9301 Amberglen Blvd, Suite 100

Austin, TX 78729

Telephone: (512) 869-1555

Attn: Investor Relations

Email: IR@mtem.com

PROSPECTUS SUMMARY

This summary highlights selected information from this proxy statement/prospectus/information statement and may not contain all of the information that is important to you. To better understand the merger, the proposals being considered at the Threshold annual meeting and the Molecular stockholder actions that are the subject of the written consent, you should read this entire proxy statement/prospectus/information statement carefully, including the merger agreement and the other annexes to which you are referred in this proxy statement/prospectus/information statement. For more information, please see the section titled “Where You Can Find More Information” beginning on page 341 of this proxy statement/prospectus/information statement. Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement does not give effect to the proposed reverse stock split described in Proposal No. 5 of this proxy statement/prospectus/information statement.

The Companies

Threshold Pharmaceuticals, Inc.

3705 Haven Ave., Suite 120

Menlo Park, California 94025

(650) 474-8200

Threshold is a clinical-stage biopharmaceutical company that has historically used its expertise in the tumor microenvironment to discover and develop therapeutic and diagnostic agents that selectively target tumor cells for the treatment of patients living with cancer. Threshold has discontinued development of all of its product candidates other than evofosfamide. In December 2015, Threshold announced that neither of two pivotal Phase III clinical trials of evofosfamide met its primary endpoint of demonstrating a statistically significant improvement in overall survival. However, based on a meaningful improvement in overall survival was reported for a subgroup of 123 Asian patients, Threshold is engaging in discussions with Japan’s Pharmaceuticals and Medical Devices Agency, or PMDA, regarding potential registration pathways and additional clinical trials that would be required. In the meantime, Threshold’s current evofosfamide development strategy is limited to its company-sponsored Phase I clinical trial of evofosfamide in combination with immune checkpoint antibodies in collaboration with researchers and clinicians at The University of Texas MD Anderson Cancer Center, initiated March 1, 2017, and investigator-sponsored clinical trials of evofosfamide in combination with antiangiogenic therapies in a variety of tumor types.

Molecular Templates, Inc.

9301 Amberglen Blvd, Suite 100

Austin, TX 78729

(512) 869-1555

Molecular is a clinical-stage oncology company focused on the discovery and development of novel, targeted, biologic therapeutics for cancer. Molecular believes its proprietary biologic drug platforms, which it refers to as engineered toxin bodies, or ETBs, provide a differentiated mechanism of action that solves problems associated with currently available cancer therapeutics. ETBs use a genetically engineered version of the Shiga-like Toxin A subunit, or SLTA, a ribosomal inactivating bacterial protein. ETBs combine the specificity of an antibody with SLTA’s potent mechanism of cell destruction. In Molecular’s second- and third-generation ETBs, Molecular has modified the SLTA further to reduce immunogenicity and deliver payloads into the cell. Molecular believes the target specificity of ETBs, their ability to self-internalize, their potent and differentiated mechanism of cell kill and their safety profile provide opportunities for the clinical development of these agents to address multiple cancer types.

Trojan Merger Sub, Inc.

3705 Haven Ave., Suite 120

Menlo Park, California 94025

(650) 474-8200

Merger Sub is a wholly-owned subsidiary of Threshold and was formed solely for the purpose of carrying out the merger.

The Merger (see page 113)

If the merger is completed, Merger Sub will merge with and into Molecular, with Molecular surviving as a wholly-owned subsidiary of Threshold.

Immediately prior to the effective time of the merger, each share of Molecular preferred stock will be converted into one share of Molecular common stock, as determined in accordance with the Molecular certificate of incorporation then in effect. At the effective time of the merger, other than the shares of Molecular common stock held or owned by Molecular, Threshold, or Merger Sub, which will be cancelled without conversion or payment, and with respect to any shares of Molecular common stock held by stockholders who are entitled to demand and have properly demanded appraisal of such shares pursuant to, and in strict compliance in all respects with, the DGCL, each share of Molecular common stock will be converted into the right to receive a fraction of a share of Threshold common stock as determined pursuant to the exchange ratio.

In connection with the merger, each outstanding and unexercised option to purchase shares of Molecular common stock will be assumed by Threshold and will be converted into an option to purchase that number of shares of Threshold common stock as determined by the exchange ratio described in more detail below. Each outstanding warrant to purchase shares of Molecular’s capital stock will be exercised on a net exercise basis for shares of Molecular’s series C preferred stock, which shares will then be converted into shares of Molecular common stock, which shares in turn will be converted into the right to receive that number of shares of Threshold common stock as determined pursuant to the exchange ratio. Each of Molecular’s convertible promissory notes will be converted into shares of Molecular’s series C-1 preferred stock, which shares will then be converted into shares of Molecular common stock, which shares in turn will be converted into the right to receive that number of shares of Threshold common stock as determined pursuant to the exchange ratio.

Each share of Threshold common stock issued and outstanding at the time of the merger will remain issued and outstanding and those shares, subject to the reverse split to be effected in connection with the merger, will be unaffected by the merger. Please see the section titled “The Merger—Stock Options and Warrants” beginning on page 143 of this proxy statement/prospectus/information statement.

For a more complete description of the exchange ratio, please see the section titled “The Merger Agreement—Merger Consideration and Exchange Ratio—Exchange Ratio” beginning on page 152 of this proxy statement/prospectus/information statement.

The merger will be completed as promptly as practicable after all of the conditions to completion of the merger are satisfied or waived, including the approval or written consent of the Threshold and Molecular stockholders, as applicable. Threshold and Molecular are working to complete the merger as quickly as practicable. The merger is anticipated to occur as early as the second quarter of 2017, after the Threshold annual meeting of stockholders. However, Threshold and Molecular cannot predict the exact timing of the completion of the merger because it is subject to various conditions. After completion of the merger, assuming that Threshold receives the required stockholder approval of Proposal No. 4, Threshold will be renamed “Molecular Templates, Inc.”

Reasons for the Merger (see pages 119 and 122)

Following the merger, the combined company will be a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of a next-generation of immunotoxins called ETBs for the treatment of cancers and other serious diseases. Threshold and Molecular believe that the combined company will have the following potential advantages:

•	the combined company will be a publicly traded, clinical-stage company with a diversified development portfolio of ETBs drug candidates in various stages of development as well as evofosfamide in combination with immunotherapies;

•	the combined company will be led by an experienced senior management team from Molecular and a board of directors of seven members designated by Molecular and Threshold; and

•	proceeds from the concurrent financing, if completed, would provide funds for the combined company’s research and development and operating activities.

The Threshold board of directors considered a number of factors in reaching its conclusion to approve the merger and to recommend that the Threshold stockholders approve the issuance of shares of Threshold common stock in the merger and the concurrent financing, including the following:

•	the financial analyses of Ladenburg Thalmann & Co., Inc., Threshold’s financial advisor, or Ladenburg, including Ladenburg’s opinion to the Threshold board as to the fairness to Threshold, from a financial point of view and as of the date of the opinion, of the aggregate number of shares of Threshold common stock to be paid in the merger, as more fully described below in the section titled “Opinion of Threshold Financial Advisor” beginning on page 15 of this proxy statement/prospectus/information statement.

•	the opportunity as a result of the merger for Threshold’s stockholders to participate in the value of the Molecular’s product candidate portfolio and for the combined company’s management to focus on the continued development and potential commercialization of ETBs and evofosfamide;

•	the lack of success in developing Threshold’s lead product and the difficulty Threshold would have obtaining the amount of funding required to meaningfully redesign the evofosfamide asset and develop the TH-3424 asset in the near-term;

•	the judgment, advice and analysis of Threshold senior management with respect to the potential strategic, financial and operational benefits of the merger (which judgment, advice and analysis was informed in part on the business, technical, financial, accounting and legal due diligence investigation performed with respect to Molecular), that Molecular’s lead drug candidate represents a sizeable market opportunity and may provide new medical benefits for a large underserved patient population and returns for investors;

•	the risks associated with continuing to operate Threshold on a stand-alone basis, including the need to rebuild infrastructure and management to continue its operations;

•	the difficulty Threshold would have obtaining the amount of funding required to meaningfully redesign the evofosfamide asset and develop the TH-3424 asset in the near-term;

•	the results of substantial efforts made over a significant period of time by Threshold’s senior management and financial advisors to explore strategic alternatives for Threshold, including the discussions that Threshold management and the Threshold board of directors had in fall 2016 with other potential merger candidates;

•	that the merger would provide the existing Threshold stockholders a significant opportunity to participate in the potential growth of the combined company following the merger;

•	that the combined company will be led by an experienced senior management team and a board of directors with representation from each of the current boards of directors of Threshold and Molecular; and

•	the projected liquidation value of Threshold and the risks, costs and timing associated with liquidating compared to the value Threshold stockholders will receive in the merger.

In the course of its deliberations, the Threshold board of directors also considered a variety of risks and other countervailing factors related to entering into the merger, including:

•	the termination fee of up to $750,000 and up to $150,000 in related expenses payable to Molecular upon the occurrence of certain events and the potential effect of such termination fee in deterring other potential acquirors from proposing an alternative transaction that may be more advantageous to Threshold stockholders;

•	the substantial expenses to be incurred in connection with the merger, including the costs associated with any related litigation;

•	the possible volatility, at least in the short term, of the trading price of the Threshold common stock resulting from the announcement of the merger;

•	the risk that the merger might not be consummated in a timely manner, or at all, and the potential adverse effect of the public announcement of the merger or on the delay or failure to complete the merger on the reputation of Threshold;

•	the risk to the business, operations and financial results of Threshold in the event the merger is not consummated, including the diminution of Threshold’s cash and its likely inability to raise additional capital through the public or private sale of equity securities;

•	the strategic direction of the combined company following the completion of the merger, which will be determined by a board of directors initially comprised of a majority of the members of the current Molecular board of directors; and

•	various other risks associated with the combined company and the merger, including those described in the section titled “Risk Factors” beginning on page 33 of this proxy statement/prospectus/information statement.

In addition, the Molecular board of directors approved the merger based on a number of factors, including the following:

•	the potential to provide its current stockholders with greater liquidity by owning stock in a public company;

•	the cash resources of the combined company expected to be available at the closing of the merger relative to the anticipated burn rate of the combined company;

•	the potential for access to public capital markets, including sources of capital from a broader range of investors to support the clinical development of its product candidates than it could otherwise obtain if it continued to operate as a privately-held company;

•	the board’s belief that no alternatives to the merger were reasonably likely to create greater value for Molecular’s stockholders after reviewing the various alternatives that were considered by the Molecular board of directors and the likelihood of achieving any alternative transaction compared to the likelihood of completing the merger; and

•	the expectation that the merger will be treated as a reorganization for U.S. federal income tax purposes, with the result that the Molecular stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes.

Opinion of Threshold Financial Advisor (see page 123)

On August 30, 2016, Threshold engaged Ladenburg to act as Threshold’s financial advisor in connection with consideration of potential strategic alternatives for Thalmann & Co., Inc. Threshold. As part of this engagement, Threshold’s board of directors requested that Ladenburg evaluate the fairness, from a financial point of view, to Threshold of the exchange ratio for the conversion of Molecular common stock into Threshold common stock pursuant to the merger agreement. On March 16, 2017, at a meeting of Threshold’s board of directors, Ladenburg rendered its oral opinion to Threshold’s board of directors (in its capacity as such), which opinion was subsequently confirmed by delivery of a written opinion dated March 16, 2017, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in the opinion, the exchange ratio for the conversion of Molecular common stock into Threshold common stock pursuant to the merger agreement was fair, from a financial point of view, to Threshold, as more fully described below under the section titled “The Merger—Opinion of Threshold Financial Advisor” beginning on page 123 of this proxy statement/prospectus/information statement.

The full text of the written opinion of Ladenburg, dated March 16, 2017, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken in connection with such opinion, is attached as Annex F. Holders of Threshold common stock are urged to read this opinion carefully and in its entirety. Ladenburg’s opinion was provided for the sole benefit and use of Threshold’s board of directors (in its capacity as such) in connection with its consideration of the merger and addresses only the fairness to Threshold, from a financial point of view, of the exchange ratio for the conversion of Molecular common stock into Threshold common stock pursuant to the merger agreement. It does not address any other aspects of the merger and does not constitute a recommendation as to how holders of Threshold common stock or Molecular common stock should vote or act in connection with the merger. The exchange ratio was determined through negotiations between Threshold and Molecular and not pursuant to any recommendation of Ladenburg. The summary of the opinion set forth under the section titled “The Merger—Opinion of Threshold Financial Advisor” beginning on page 123 of this proxy statement/prospectus/information statement is qualified in its entirety by reference to the full text of the opinion.

Interests of Certain Directors, Officers and Affiliates of Threshold and Molecular (see pages 131 and 138)

In considering the recommendation of Threshold’s board of directors with respect to issuing shares of Threshold common stock pursuant to the merger agreement and the other matters to be acted upon by Threshold stockholders at the Threshold annual meeting, Threshold stockholders should be aware that certain members of Threshold’s board of directors and executive officers of Threshold have interests in the merger that may be different from, or in addition to, interests they have as Threshold stockholders.

Continued Service with Combined Company. Harold E. Selick, Ph.D., currently the chairman of Threshold’s board of directors, will continue as chairman of the Board of Directors of the combined company after the effective time of the merger, and David R. Hoffmann, currently a Threshold board member, will continue as a director of the combined company following the merger. Additionally, Joel Fernandes, currently the Senior Vice President of Finance and Controller of Threshold, is expected to be terminated from his position as an officer of Threshold as of the effective time of the merger. After the effective time of the merger, it is expected that Mr. Fernandes will continue to provide services to the combined company as a consultant and to advise the board of the combined company on financial matters.

Severance Arrangements and Equity Acceleration. Upon the completion of the merger, it is expected that the employment of all of Threshold’s executive officers will terminate, and in connection with such termination certain of these executive officers will be entitled to receive cash severance payments and other benefits with a total value of approximately $1.4 million (collectively, not individually, and including the value of the accelerated vesting of unvested stock options and restricted stock awards).

Threshold Director Compensation Arrangements. Upon completion of the merger, the unvested stock options held by the non-employee directors will accelerate and vest.

Warrants Held by Threshold Director. Wilfred E. Jaeger, M.D. is a holder of a warrant to purchase 25,000 shares of Threshold common stock. In accordance with the terms of the Threshold warrants, upon the consummation of the merger and for the 90-day period following the merger, a warrant holder will have a “put” right, which is a right to require Threshold to purchase the Threshold warrants from such requesting holders by paying to such holders on the effective date of the merger cash in an amount equal to the “Black Scholes Value” (as defined in the Threshold warrants) of the remaining unexercised portion of the Threshold warrants. Accordingly, if Dr. Jaeger were to exercise his put right with respect to his warrant, Threshold would be required to repurchase the warrant at a Black Scholes Value calculation in accordance with the Threshold warrant.

Equity Ownership. As of March 31, 2017, directors and executive officers of Threshold owned or controlled 13.31% of the outstanding shares of Threshold common stock, and, based on the projected number of shares of Threshold common stock to be outstanding immediately after the closing of the merger, would have a pro forma stock ownership of      shares of the combined company, or approximately     % immediately after the closing of the merger (without taking into account shares that may be issued in the concurrent financing).

Threshold directors and executive officers have entered into support agreements in connection with the merger. The support agreements are discussed in greater detail in the section titled “Agreements Related to the Merger—Support Agreements” beginning on page 173 of this proxy statement/prospectus/information statement.

In considering the recommendation of Molecular’s board of directors with respect to consenting to the adoption of the merger agreement and the approval of the merger and related transactions, Molecular’s stockholders should be aware that certain members of Molecular’s board of directors and executive officers of Molecular have interests in the merger that may be different from, or in addition to, interests they have as Molecular stockholders.

Continued Service with Combined Company. The executive officers and certain directors of Molecular are expected to become executive officers and directors of the combined company after the closing of the merger.

Equity Ownership. Certain of Molecular’s executive officers and directors have options to purchase shares of Molecular common stock that will each convert into an option to purchase that number of shares of Threshold common stock as determined pursuant to an exchange ratio described in more detail below.

Certain of Molecular’s officers, directors and significant stockholders have entered into support agreements in connection with the merger. The support agreements are discussed in greater detail in the section titled “Agreements Related to the Merger—Support Agreements” beginning on page 173 of this proxy statement/prospectus/information statement.

Management Following the Merger (see page 306)

Effective as of the closing of the merger, the combined company’s executive officers are expected to be members of the Molecular executive management team, including:

Name	Title
Eric E. Poma, Ph.D.	Chief Executive Officer, Chief Scientific Officer and Class Director
Jason Kim	President, Chief Operating Officer and Principal Financial Officer
David Valacer, M.D.	Chief Medical Officer
Jack Higgins, Ph.D.	Executive Vice President, Operations and Head of Manufacturing
Kurt Elster	Executive Vice President, Corporate Development
Erin Willert, Ph.D.	Executive Vice President, Research and Development
Jen-Sing Liu, Ph.D.	Executive Vice President, Manufacturing

Overview	of the Merger Agreement and Agreements Related to the Merger Agreement

Merger Consideration and Exchange Ratio (see page 141)

Immediately prior to the effective time of the merger, each outstanding share of Molecular preferred stock will be converted into Molecular common stock. At the effective time of the merger, upon the terms and subject to the conditions set forth in the merger agreement:

•	each outstanding share of Molecular common stock (other than the shares of common stock held or owned by Molecular, Threshold or Merger Sub, which will be cancelled without conversion or payment, and with respect to any shares held by stockholders who are entitled to demand and have properly demanded appraisal of such shares pursuant to, and in strict compliance in all respects with, the DGCL) will be converted into the right to receive that number of shares of Threshold common stock as determined pursuant to the exchange ratio described in more detail below;

•	each outstanding and unexercised option to purchase shares of Molecular common stock will be assumed by Threshold and will be converted into an option to purchase the number of shares of Threshold common stock as determined pursuant to the exchange ratio described in more detail below;

•	each outstanding warrant to purchase shares of Molecular’s capital stock will be exercised on a net exercise basis for shares of Molecular’s series C preferred stock, which shares will then be converted into shares of Molecular common stock, which shares in turn will be converted into the right to receive that number of shares of Threshold common stock as determined pursuant to the exchange ratio described in more detail below; and

•	each Molecular note will be converted into shares of Molecular’s series C-1 preferred stock, which shares will then be converted into shares of Molecular common stock, which shares in turn will be converted into the right to receive that number of shares of Threshold common stock as determined pursuant to the exchange ratio described in more detail below.

It is anticipated that immediately after the merger but prior to closing the concurrent financing, Molecular securityholders will own, subject to adjustment, approximately     % of the fully-diluted common stock of the combined company, with Threshold securityholders owning approximately     % of the fully-diluted common stock of the combined company. Upon the closing of the concurrent financing, it is anticipated that Molecular securityholders would own approximately     % of the fully-diluted common stock of the combined company, with Threshold securityholders owning approximately     % of the fully-diluted common stock of the combined company. See the section titled “The Merger Agreement—Merger Consideration and Exchange Ratio” beginning on page 152 of this proxy statement/prospectus/information statement.

There will be no adjustment to the total number of shares of Threshold common stock that Molecular stockholders will be entitled to receive in the merger for changes in the market price of Threshold common stock. Accordingly, the market value of the shares of Threshold common stock issued pursuant to the merger will depend on the market value of the shares of Threshold common stock at the time the merger closes, and could vary significantly from the market value on the date of this proxy statement/prospectus/information statement.

Treatment of Threshold Warrants and Stock Options (see page 143)

All options and warrants to purchase shares of Threshold common stock that are outstanding immediately prior to the effective time of the merger will remain outstanding following the effective time of the merger.

In accordance with the terms of the Threshold warrants, upon the consummation of the merger, warrant holders will have a “put” right, which is a right to require Threshold to purchase the Threshold warrants from such requesting holders by paying to such holders on the effective date of the merger, cash in an amount equal to the “Black Scholes Value” (as defined in the Threshold warrants) of the remaining unexercised portion of the Threshold warrants.

Treatment of Molecular Warrants and Stock Options (see page 143)

At the effective time of the merger, each outstanding option, whether or not vested, to purchase shares of Molecular capital stock unexercised immediately prior to the effective time of the merger will be converted into an option to purchase that number of shares of Threshold common stock as determined pursuant to the exchange ratio described in more detail below. All rights with respect to each Molecular option will be assumed by Threshold in accordance with its terms. Accordingly, from and after the effective time of the merger each option assumed by Threshold may be exercised solely for shares of Threshold common stock.

The number of shares of Threshold common stock subject to each outstanding Molecular option assumed by Threshold will be determined by multiplying the number of shares of Molecular capital stock that were subject to such option by the exchange ratio and rounding the resulting number down to the nearest whole number of shares of Threshold common stock. The per share exercise price for the shares of Threshold common stock issuable upon exercise of each Molecular option assumed by Threshold will be determined by dividing the per share exercise price of Molecular capital stock subject to such option by the exchange ratio and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise of any option will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such option will otherwise remain unchanged.

Immediately prior to the effective time of the merger, each Molecular warrant will be exercised on a net exercise basis, without any action on the part of the holder thereof, for shares of Molecular’s series C preferred stock, which shares will then be converted into shares of Molecular common stock, which shares in turn will be converted into the right to receive that number of shares of Threshold common stock as determined pursuant to the exchange ratio.

Conditions to the Completion of the Merger (see page 167)

To complete the merger, Threshold stockholders must approve Proposal Nos. 1, 4 and 5. Additionally, the Molecular stockholders must approve the merger and adopt the merger agreement and the transactions contemplated thereby. In addition to obtaining Threshold stockholder approval, each of the other closing conditions set forth in the merger agreement must be satisfied or waived.

Non-Solicitation (see page 162)

The merger agreement contains provisions prohibiting Threshold and Molecular from inquiring about or seeking a competing transaction, subject to specified exceptions described in the merger agreement. Under these “non-solicitation” provisions, each of Threshold and Molecular has agreed that neither it nor its subsidiaries, nor any of its officers, directors, employees, representatives, affiliates, advisors or agents will directly or indirectly:

•	solicit, initiate, respond to or take any action to facilitate or encourage any inquiries or the communication, making, submission or announcement of any acquisition inquiry or competing proposal or take any action that could reasonably be expected to lead to a competing proposal;

•	enter into or participate in any discussions or negotiations with any person with respect to an acquisition inquiry or any competing proposal;

•	furnish any information regarding such party to any person in connection with, in response to, relating to or for the purpose of assisting with or facilitating an acquisition inquiry or a competing proposal;

•	approve, endorse or recommend any competing proposal, subject to the terms and conditions in the merger agreement;

•	execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any competing proposal; or

•	grant any waiver or release under any confidentiality, standstill or similar agreement (other than to the other party).

Termination of the Merger Agreement (see page 169)

Either Threshold or Molecular can terminate the merger agreement under certain circumstances, which would prevent the merger from being consummated.

Termination Fee (see page 169)

The merger agreement provides that, upon termination of the merger agreement under specified circumstances, Threshold may be required to pay Molecular a termination fee of $750,000 and up to $150,000 in expense reimbursements plus certain legal fees and expenses, or Molecular may be required to pay Threshold a termination fee of $750,000 and up to $150,000 in expense reimbursements plus certain fees and expenses.

Support Agreements (see page 173)

In connection with the execution of the merger agreement, officers, directors and certain stockholders of Molecular, who collectively beneficially owned or controlled approximately 97.7% of the voting power of Molecular’s outstanding capital stock on an as-converted to common stock basis as of March 16, 2017 entered into support agreements with Threshold under which such stockholders have agreed to, among other things, vote in favor of the merger and the merger agreement and against any competing transaction.

In connection with the execution of the merger agreement, Threshold’s officers and directors, who collectively beneficially owned or controlled approximately 13.31% of Threshold common stock as of March 16, 2017, also entered into support agreements with Molecular under which such stockholders have agreed to, among other things, vote in favor of Proposal Nos. 1, 4 and 5 and against any competing transaction.

Each stockholder executing a support agreement has made representations and warranties to Threshold or Molecular, as applicable, regarding ownership and unencumbered title to the shares subject to such agreement, such stockholder’s power and authority to execute the support agreement, due execution and enforceability of the support agreement, and ownership and unencumbered title to the shares. Unless otherwise waived, all of these support agreements prohibit the transfer, sale, assignment, gift or other disposition by the stockholder of their respective shares of Threshold or Molecular capital stock, or the entrance into an agreement or commitment to do any of the foregoing, subject to specified exceptions. Each Molecular stockholder executing a support agreement has also waived such stockholder’s statutory appraisal rights in connection with the merger.

The support agreements will terminate at the earlier of the effective time of the merger or the termination of the merger agreement in accordance with its terms.

Lock-Up Agreements (see page 173)

The officers, directors and certain other securityholders of Molecular also entered into lock-up agreements, pursuant to which such securityholders have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any Molecular securities or shares of Threshold common stock, including, as applicable, shares received in the merger and issuable upon exercise of certain warrants and options, until 180 days after the closing date of the merger.

The Molecular securityholders who have executed lock-up agreements as of March 16, 2017 owned, in the aggregate, approximately 97.7% of the shares of Molecular’s outstanding capital stock on an as-converted to common stock basis.

Threshold’s officers and directors also entered into lock-up agreements, pursuant to which such securityholders have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any Threshold securities or shares of Threshold common stock, including, as applicable, shares issuable upon exercise of certain warrants and options, until 180 days after the closing date of the merger.

The Threshold stockholders who have executed lock-up agreements as of March 16, 2017 owned, in the aggregate, approximately 13.31% of the shares of Threshold’s outstanding capital stock on an as-converted to common stock basis.

Bridge Loan (see page 172)

In connection with execution of the merger agreement, Threshold entered into a note purchase agreement and promissory note, or the bridge note, with Molecular pursuant to which Threshold provided Molecular with $2.0 million in principal amount of funding. Threshold may lend an additional $2.0 million to Molecular under such note purchase agreement, at its discretion, but is under no obligation to do so. For a description of the bridge note, please see the section titled “Agreements Related to the Merger—Bridge Loan” beginning on page 173 of this proxy statement/prospectus/information statement.

Equity Commitment Letters (see page 174)

Concurrent with the execution of the merger agreement, Threshold and Molecular entered into an equity commitment letter, or the equity commitment letter, with Longitude Venture Partners III, L.P., or Longitude, pursuant to which Longitude agreed to purchase $20.0 million of equity securities from the combined company immediately following the consummation of the merger through a private placement. Subsequent to the execution of the merger agreement, Threshold and Molecular obtained equity commitment letters from additional investors in a form substantially similar to the Longitude equity commitment letter for an additional $20.0 million of equity securities of the combined company, such that the aggregate size of the concurrent financing is expected to be approximately $40.0 million. Such transaction is referred to herein as the concurrent financing. The equity securities proposed to be issued and sold in the concurrent financing would be “units,” with each unit to consist of (i) one share of Threshold common stock, and (ii) a warrant to purchase 0.50 shares of Threshold common stock. The warrants would be exercisable for a period of seven years from the effective date of the merger.

The closing of the merger is not conditioned upon the closing of the concurrent financing; however, the closing of the concurrent financing is conditioned upon the closing of the merger. In addition, the conditions to close the concurrent financing also include: (i) the non-existence of a “Molecular Templates material adverse effect” or a “Threshold material adverse effect” (each as defined in the merger agreement); (ii) for Longitude only, the appointment of David Hirsch, M.D., Ph.D., to the Threshold board of directors immediately following the consummation of the merger; and (iii) the receipt by Threshold of additional equity financing commitments by third parties mutually and reasonably acceptable to Threshold, Molecular and Longitude for the purchase of an additional $20.0 million of units, which minimum condition has been satisfied.

The pricing of the unit, or the per unit price (as defined in the warrant), and the exercise price for the warrants were determined by the parties based on the application of an assumed reverse split ratio of 8.1970-to-1 for the reverse split of Threshold common stock to be implemented by the Threshold board of directors after obtaining stockholder approval of Proposal No. 5. Based on that assumed reverse split ratio, the purchase price per unit would be $5.0625 per unit (with the $0.0625 portion being ascribed to the purchase of the warrant, which is fixed and not subject to adjustment), and the exercise price for the warrant would be $5.00 per share. The equity commitment letter provides that if the actual reverse split ratio implemented by the Threshold board of directors differs from the assumed reverse split ratio, the per unit price and the warrant exercise price will be appropriately adjusted. For example and for illustration purposes only: (i) if the actual reverse split ratio were to be 6.6666-to-1, the per unit price would be adjusted to $4.12906 (reflecting $4.0665 per share (which would also be the adjusted exercise price for the warrant) and $0.0625 per warrant); and (ii) if the actual reverse split ratio were to be 10.0000-to-1, the per unit price would be adjusted to $6.1623 (reflecting $6.0998 per share (which would also be the adjusted exercise price for the warrant) and $0.0625 per warrant).

There will be no adjustment, however, to the composition of the unit as a result of an actual reverse split ratio that differs from the assumed reverse split ratio (i.e., a unit shall remain one share of Threshold common stock and a warrant to purchase 0.50 shares of Threshold common stock). Accordingly, if Threshold sells $40.0 million of units at the per unit price of $5.0625 per unit (based on the assumed reverse split ratio), Threshold expects to issue and sell units representing an aggregate of approximately 8.0 million shares of Threshold common stock and warrants for the purchase of approximately 4.0 million shares of Threshold common stock with an exercise price of $5.00 per share, in each case on a post-reverse split basis. Using the same hypothetical reverse split ratios above (for illustration purposes only): (1) if the actual reverse split ratio were to be 6.6666-to-1, Threshold would expect to issue and sell units representing an aggregate of 9.84 million shares of Threshold common stock, and warrants for the purchase of 4.92 million shares of Threshold common stock with an exercise price of $4.0665 per share; and (2) if the actual reverse split ratio were to be 10.0000-to-1, Threshold would expect to issue and sell units representing an aggregate of approximately 6.56 million shares of Threshold common stock, and warrants for the purchase of 3.28 million shares of Threshold common stock with an exercise price of $6.0998 per share. The concurrent financing will have a dilutive impact on the Threshold and Molecular securityholders. Assuming the assumed reverse split ratio, then it is anticipated that immediately after the merger and the closing of the concurrent financing, on a fully-diluted basis (excluding the warrants), Molecular securityholders would own approximately     % of the common stock of Threshold and existing Threshold securityholders would own approximately     %. On a fully-diluted basis including the shares underlying the warrants, the percentages decline further to     % and     %. For more information, please see section titled “Risk Factors—Risks Related to the Merger—While Threshold and Molecular have received commitments for the purchase of $40 million in equity securities of the combined company, consummation of concurrent financing is subject to conditions and is not a condition to closing the merger. If Molecular and Threshold complete the merger, but they do not complete the concurrent financing, then the combined company may need to raise additional capital by issuing securities or debt or through licensing arrangements, which may be on worse commercial terms than the concurrent financing, cause significant dilution to the combined company’s stockholders, restrict the combined company’s operations or require the combined company to relinquish proprietary rights.” beginning on page 35 of this proxy statement/prospectus/information statement.

Threshold and Molecular intend for the combined company to use the proceeds from the concurrent financing for research and development, operations, manufacturing, and general administrative activities, but management will have broad discretion as to the application of its uses. For more information, please see the section titled “Risk Factors—The combined company will have broad discretion in the use of proceeds from the concurrent financing in connection with the merger and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.” beginning on page 105 of this proxy statement/prospectus/information statement.

The equity commitment letters call for the investors in the concurrent financing to enter into a Securities Purchase Agreement for the issuance and sale of the units, with the warrant component of the unit to be evidenced by the execution of a warrant, in customary form. In addition, the equity commitment letters call for the combined company to provide certain registration rights to the investors in the concurrent financing, including (i) a commitment to file a registration statement with the SEC within 45 days following the closing of the concurrent financing for purposes of registering the shares of Threshold common stock purchased in the concurrent financing and the shares issuable upon exercise of the warrants for resale by the investor, (ii) use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after filing, and in any event no later than 120 days after the closing of the concurrent financing, and (iii) maintain the registration until all registrable securities may be sold pursuant to Rule 144 under the Securities Act, without restriction as to volume. Please see the section titled “Agreements Related to the Merger—Equity Commitment Letters” beginning on page 174 of this proxy statement/prospectus/information statement.

The concurrent financing will be accomplished, if at all, in a private placement exempt from registration under Section 4(a)(2) and Regulation D under the Securities Act, and the rules promulgated thereunder. The securities to be sold in the concurrent financing have not been registered under the Securities Act, or any state securities laws, and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. This proxy statement/prospectus/information statement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

Regulatory	Approvals (see page 164)

Threshold must comply with applicable federal and state securities laws and the rules and regulations of The NASDAQ Capital Market in connection with the issuance of shares of Threshold common stock and the filing of this proxy statement/prospectus/information statement with the SEC. As of the date hereof, the registration statement on Form S-4 of which this proxy statement/prospectus/information statement is a part has not been declared effective.

Material U.S. Federal Income Tax Consequences of the Merger (see page 144)

Each of Threshold and Molecular intends the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. In general, and subject to the qualifications and limitations set forth in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 144 of this proxy statement/prospectus/information statement, if the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, the material tax consequences to U.S. holders of Molecular common stock will be as follows:

•	a Molecular stockholder will not recognize gain or loss upon the exchange of Molecular common stock for Threshold common stock pursuant to the merger, except to the extent of cash received in lieu of a fractional share of Threshold common stock as described below;

•	a Molecular stockholder who receives cash in lieu of a fractional share of Threshold common stock in the merger will recognize capital gain or loss in an amount equal to the difference between the amount of cash received in lieu of a fractional share and the stockholder’s tax basis allocable to such fractional share;

•	a Molecular stockholder’s aggregate tax basis for the shares of Threshold common stock received in the merger (including any fractional share interest for which cash is received) will equal the stockholder’s aggregate tax basis in the shares of Molecular common stock surrendered in the merger; and

•	the holding period of the shares of Threshold common stock received by a Molecular stockholder in the merger will include the holding period of the shares of Molecular common stock surrendered in exchange thereof.

Tax matters are very complicated, and the tax consequences of the merger to a particular Molecular stockholder will depend on such stockholder’s circumstances. Accordingly, you are strongly urged to consult your tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and non-U.S. income and other tax laws.

NASDAQ	Stock Market Listing (see page 166)

Threshold intends to file an initial listing application in the near term for the combined company with The NASDAQ Capital Market. If such application is accepted, Threshold anticipates that the common stock of the combined company will be listed on The NASDAQ Capital Market following the closing of the merger under the trading symbol “MTEM.”

Anticipated	Accounting Treatment (see page 148)

The merger will be treated by Threshold as a reverse merger under the acquisition method of accounting in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. For accounting purposes, Molecular is considered to be acquiring Threshold in the merger.

Appraisal	Rights and Dissenters’ Rights (see page 148)

Holders of Threshold common stock are not entitled to appraisal rights in connection with the merger. Holders of Molecular common stock are entitled to appraisal rights in connection with the merger under Delaware law. For more information about such rights, please see the provisions of Section 262 of the DGCL attached as Annex G, and the section titled “The Merger—Appraisal Rights and Dissenters’ Rights” beginning on page 148 of this proxy statement/prospectus/information statement.

Comparison	of Stockholder Rights (see page 326)

Both Threshold and Molecular are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the merger is completed, Molecular stockholders will become Threshold stockholders, and their rights will be governed by the DGCL, the amended and restated bylaws of Threshold and the amended and restated certificate of incorporation of Threshold, as amended, as may be further amended by Proposal Nos. 4 and 5 if approved by the Threshold stockholders at the Threshold annual meeting. The rights of Threshold stockholders contained in the amended and restated certificate of incorporation, as amended, and amended and restated bylaws, as amended, of Threshold differ from the rights of Molecular stockholders under the amended and restated certificate of incorporation and amended and restated bylaws of Molecular, as more fully described under the section titled “Comparison of Rights of Holders of Threshold Capital Stock and Molecular Capital Stock” beginning on page 323 of this proxy statement/prospectus/information statement.

Risk Factors (see page 33)

Both Threshold and Molecular are subject to various risks associated with their businesses and their industries. In addition, the merger, including the possibility that the merger may not be completed, poses a number of risks to each company and its respective stockholders, including the following risks:

•	the exchange ratio is not adjustable based on the market price of Threshold common stock so the merger consideration at the closing may have a greater or lesser value than at the time the merger agreement was signed;

•	failure to complete the merger may result in Threshold or Molecular paying a termination fee to the other party and could harm the common stock price of Threshold and future business and operations of each company;

•	if the conditions to the merger are not met, the merger may not occur;

•	the merger may be completed even though material adverse changes may result from the announcement of the merger, industry-wide changes and other causes;

•

while Threshold and Molecular have received commitments for the purchase of $40.0 million in equity securities of the combined company, consummation of this financing is subject to conditions and is not a condition to closing the merger; and if Molecular and Threshold complete the merger, but they do not complete the concurrent financing, then the combined company may need to raise additional capital by issuing securities or debt or through licensing arrangements, which may be on worse commercial terms than the concurrent financing, cause significant dilution to the combined company’s stockholders, restrict the combined company’s operations or require the combined company to relinquish proprietary rights;

•	certain Threshold and Molecular executive officers and directors have interests in the merger that are different from yours and that may influence them to support or approve the merger without regard to your interests;

•	the market price of Threshold common stock following the merger may decline as a result of the merger;

•	Threshold stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger;

•	if the merger is not completed, Threshold’s stock price may decline significantly;

•	following the completion of the merger, Molecular and Threshold securityholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company as compared to their current ownership and voting interest in the respective companies;

•	during the pendency of the merger, Threshold and Molecular may not be able to enter into a business combination with another party at a favorable price because of restrictions in the merger agreement, which could adversely affect their respective businesses;

•	certain provisions of the merger agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the arrangements contemplated by the merger agreement; and

•	because the lack of a public market for Molecular’s capital stock makes it difficult to evaluate the fairness of the merger, the stockholders of Molecular may receive consideration in the merger that is less than the fair market value of Molecular’s capital stock and/or Threshold may pay more than the fair market value of Molecular’s capital stock.

These risks and other risks are discussed in greater detail under the section titled “Risk Factors” beginning on page 33 of this proxy statement/prospectus/information statement. Threshold and Molecular both encourage you to read and consider all of these risks carefully.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA

COMBINED FINANCIAL INFORMATION AND DATA

The following tables present summary historical financial data for Threshold and Molecular, summary unaudited pro forma condensed combined financial data for Threshold and Molecular, and comparative historical and unaudited pro forma per share data for Threshold and Molecular.

Selected Historical Consolidated Financial Data of Threshold

The selected consolidated statements of operations data for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 and the selected consolidated balance sheet data as of December 31, 2016, 2015, 2014, 2013 and 2012 are derived from Threshold’s audited consolidated financial statements, of which the last three years are included elsewhere in this proxy statement/prospectus/information statement. Threshold’s historical results are not necessarily indicative of the results that may be expected in any future period.

The selected historical consolidated financial data below should be read in conjunction with the sections titled “Threshold Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors—Risks Related to Threshold’s Financial Performance and Operations” and Threshold’s consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus/information statement.

	Years Ended December 31,
	2016	2015	2014	2013	2012
	(In thousands, except per share data)
Revenue	$—	$76,915	$14,722	$12,495	$5,867

Operating expenses:
Research and development(1)	16,554	40,271	35,832	29,334	18,786
General and administrative(1)	7,808	9,716	10,141	9,185	7,080

Total operating expenses	24,362	49,987	45,973	38,519	25,866

Income (loss) from operations	(24,362)	26,928	(31,251)	(26,024)	(19,999)
Interest income (expense), net	147	125	121	136	80
Other income (expense), net	121	16,769	9,344	(2,325)	(51,216)

Income (loss) before provision for income taxes	(24,094)	43,822	(21,786)	(28,213)	(71,135)
Provision (benefit ) for income taxes	—	—	(202)	202	—

Net income (loss)	$(24,094)	$43,822	$(21,584)	$(28,415)	$(71,135)

Net income (loss) per common share:
Basic	$(0.34)	$0.62	$(0.36)	$(0.49)	$(1.31)
Diluted	$(0.34)	$0.54	$(0.49)	$(0.49)	$(1.31)

Weighted average number of shares used in net loss per common share calculations:
Basic	71,524	70,242	60,335	57,832	54,219
Diluted	71,524	73,483	63,386	57,832	54,219

(1) Includes employee and non-employee non-cash stock-based compensation of:
Research and development	$1,281	$4,090	$3,123	$2,562	$1,521
General and administrative	$1,808	$2,711	$2,365	$2,360	$1,489

	As of December 31,
	2016	2015	2014	2013	2012
	(In thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$23,551	$48,680	$58,600	$82,033	$70,848
Working capital	21,558	42,342	40,706	58,993	70,199
Total assets	24,283	53,669	68,396	104,118	89,521
Total liabilities	4,395	12,823	92,372	127,593	103,374
Total stockholders’ equity (deficit)	19,888	40,846	(23,976)	(23,475)	(13,853)

Selected Historical Financial Data of Molecular

The selected statements of operations data for the years ended December 31, 2016 and 2015 and the selected balance sheet data as of December 31, 2016 and 2015 are derived from Molecular’s audited financial statements included elsewhere in this proxy statement/prospectus/information statement. Molecular’s historical results are not necessarily indicative of the results that may be expected in any future period.

The selected historical financial data below should be read in conjunction with the sections titled “Molecular Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors—Risks Related to Molecular’s Financial Condition and Capital Requirements” and Molecular’s financial statements and related notes included elsewhere in this proxy statement/prospectus/information statement.

	Years Ended December 31,
	2016	2015 (Restated)(1)
	(In thousands, except per share data)
Revenue	$1,880	$526

Operating expenses:
General and administrative	4,477	2,566
Research and development	8,017	3,341
Loss on disposal of equipment	5	2

Total operating expenses	12,499	5,909

Loss from operations	(10,619)	(5,383)

Other income, net	19	24
Interest expense	(431)	(64)
Change in fair value of warrant liabilities	3	3

Loss before income tax benefit	(11,028)	(5,420)

Income tax	—	—

Net loss	$(11,028)	$(5,420)

Deemed dividends on preferred stock	(1,572)	(1,572)

Net loss attributable to common shareholders	$(12,600)	$(6,992)

(1)	Molecular restated certain balances as of and for the year ended December 31, 2015 to give effect to the following correction of errors: (i) to record warrant liabilities issued in 2015 as debt discount, change in fair value of the warrant liabilities, and amortization of debt discount; (ii) to record compensation expense for stock options issued to employees; and (iii) to record a valuation allowance against a deferred tax asset.

	As of December 31,
	2016	2015 (Restated)(1)
	(In thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$1,716	$4,245
Working capital deficit	(11,923)	(1,184)
Total assets	3,098	4,962
Total long-term obligations	3,266	2,342
Total liabilities	17,032	7,980
Total mezzanine equity	25,871	24,299
Total stockholders’ deficit	(39,805)	(27,317)

(1)	Molecular restated certain balances as of and for the year ended December 31, 2015 to give effect to the following correction of errors: (i) to record warrant liabilities issued in 2015 as debt discount, change in fair value of the warrant liabilities, and amortization of debt discount; (ii) to record compensation expense for stock options issued to employees; and (iii) to record a valuation allowance against a deferred tax asset.

Selected Unaudited Pro Forma Condensed Combined Financial Data of Threshold and Molecular

The following selected unaudited pro forma condensed combined financial data is intended to show how the merger might have affected historical financial statements. The unaudited pro forma condensed combined balance sheet as of December 31, 2016 assumes that the merger took place on December 31, 2016 and combines the historical balance sheets of Threshold and Molecular as of December 31, 2016. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2016 assumes that the merger took place as of January 1, 2016 and combines the historical results of Threshold and Molecular for the year ended December 31, 2016. The following should be read in conjunction with the section titled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page F-48 of this proxy statement/prospectus/information statement, Threshold’s audited financial statements and notes thereto included in the Threshold’s most recent Annual Report on Form 10-K, Molecular’s audited and unaudited historical financial statements and the notes thereto beginning on page F-2, the sections entitled “Threshold Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 276 and “Molecular Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 292 of this proxy statement/prospectus/information statement. The following information does not give effect to the proposed reverse stock split of Threshold common stock described in Proposal No. 5.

The unaudited pro forma condensed combined financial statements were prepared in accordance with the regulations of the SEC. The pro forma adjustments reflecting the completion of the merger are based upon the application of the acquisition method of accounting in accordance with GAAP and upon the assumptions set forth in the unaudited pro forma condensed combined financial statements.

The historical financial data has been adjusted to give pro forma effect to events that are (1) directly attributable to the merger, (2) factually supportable and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results. The pro forma adjustments are preliminary and based on management’s estimates of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the acquisition and certain other adjustments.

The unaudited pro forma condensed combined financial data is presented for illustrative purposes only and is not necessarily indicative of the financial condition or results of operations of future periods or the financial condition or results of operations that actually would have been realized had the entities been combined during the periods presented. In addition, as explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial statements (see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page F-48 of this proxy statement/prospectus/information statement), the preliminary acquisition-date fair value of the identifiable assets acquired and liabilities assumed reflected in the unaudited pro forma condensed combined financial statements is subject to adjustment and may vary from the actual amounts that will be recorded upon completion of the merger. Further, the unaudited pro forma condensed combined financial statements also include the potential effect of the concurrent financing of $40.0 million, less estimates of related transaction costs and fees, which is subject to certain conditions including the successful completion of the merger. The closing of the merger is not contingent upon the completion of the concurrent financing.

Selected Unaudited Pro Forma Condensed Combined Statement of Operations Data

December 31, 2016

(in thousands)

	Pro Forma Combined	Pro Forma Combined Including Concurrent Financing
Unaudited Pro Forma Condensed Combined Statements of Operations Data:
Revenues	$1,880	$1,880
Operating expenses:
Research and development	24,571	24,571
General and administrative	13,261	13,261
Loss on disposal of equipment	5	5

Total operating expenses	37,837	37,837
Net loss	$(35,901)	$(35,901)
Basic and diluted net loss per share	$(0.17)	$(0.13)

Selected Unaudited Pro Forma Condensed Combined Balance Sheet Data

December 31, 2016

(in thousands)

	Pro Forma Combined	Pro Forma Combined Including Concurrent Financing
Unaudited Pro Forma Condensed Combined Balance Sheet Data:
Cash, cash equivalents and marketable securities	$25,185	$63,185
Working capital	10,680	48,680
Total assets	41,178	79,178
Long term obligations and warrant liabilities	4,161	4,161
Accumulated Deficit	(45,419)	(45,419)
Stockholders’ equity	21,726	59,726

Comparative Historical and Unaudited Pro Forma Per Share Data

Unless otherwise indicated, the following information and all other information contained in this proxy statement/prospectus/information statement does not give effect to the proposed reverse stock split described in Proposal No. 5 of this proxy statement/prospectus/information statement.

The information below reflects the historical net loss and book value per share of Threshold common stock and the historical net loss and book value per share of Molecular common stock in comparison with the unaudited pro forma net loss and book value per share after giving effect to the merger of Threshold with Molecular on a pro forma basis (excluding the concurrent financing). You should read the tables below in conjunction with the audited financial statements of Threshold, the audited financial statements of Molecular, the unaudited pro forma condensed combined financial information and the notes related to such financial statements included elsewhere in this proxy statement/prospectus/information statement.

Year Ended December 31, 2016
Threshold Historical Per Common Share Data:
Basic and diluted net loss per share	$(0.34)
Book value per share	0.27
Molecular Historical Per Common Share Data:
Basic and diluted net loss per share	$(41.81)
Book value per share	(132.06)
Combined Company Pro Forma Per Common Share Data:
Basic and diluted net loss per share	$(0.17)
Book value per share	N/A

MARKET PRICE AND DIVIDEND INFORMATION

Threshold common stock is listed on The NASDAQ Capital Market under the symbol “THLD.” The following table presents, for the periods indicated, the range of high and low per share sales prices for Threshold common stock as reported on The NASDAQ Capital Market for each of the periods set forth below. Molecular is a private company and its common stock and preferred stock are not publicly traded. These per share sales prices have not been adjusted to give effect to the proposed reverse stock split of Threshold common stock described in Proposal No. 5 of this proxy statement/prospectus/information statement.

Threshold	Common Stock

	High	Low
2015:
First Quarter	$4.69	$3.22
Second Quarter	$4.62	$3.29
Third Quarter	$5.28	$3.54
Fourth Quarter	$4.44	$0.45
2016:
First Quarter	$0.62	$0.21
Second Quarter	$0.77	$0.30
Third Quarter	$1.48	$0.46
Fourth Quarter	$0.68	$0.35
2017:
First Quarter	$0.72	$0.47
Second Quarter (through May 11, 2017)	$0.56	$0.45

The closing price of Threshold common stock on March 16, 2017, the last trading day prior to the public announcement of the merger, was $0.61 per share and the closing price of Threshold common stock on May 11, 2017 was $0.49 per share, in each case as reported on The NASDAQ Capital Market.

Because the market price of Threshold common stock is subject to fluctuation, the market value of the shares of Threshold common stock that Molecular stockholders will be entitled to receive in the merger may increase or decrease.

Assuming approval of Proposal No. 4 and successful application for initial listing with The NASDAQ Capital Market, following the completion of the merger, the common stock of the combined company will be listed on The NASDAQ Capital Market and will trade under Threshold’s new name, “Molecular Templates, Inc.,” and new trading symbol, “MTEM.”

As of         , 2017 Threshold had      holders of record of its common stock. For detailed information regarding the beneficial ownership of some stockholders of Threshold and Molecular, please see the section titled “Principal Stockholders of Threshold” beginning on page 332 and the section titled “Principal Stockholders of Molecular” beginning on page 336 of this proxy statement/prospectus/information statement.

Dividends

Threshold has never paid or declared any cash dividends on its common stock and does not anticipate paying cash dividends on its common stock for the foreseeable future. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the merger will be at the discretion of the combined company’s then-current board of directors and will depend upon a number of factors, including the combined company’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the then-current board of directors deems relevant.

Molecular has never paid or declared any cash dividends on its common or preferred stock. If the merger does not occur, Molecular does not anticipate paying any cash dividends on its common or preferred stock in the foreseeable future, except as may be required under its amended and restated certificate of incorporation, and Molecular intends to retain all available funds and any future earnings to fund the development and expansion of its business. Any future determination to pay dividends will be at the discretion of Molecular’s board of directors, subject to the requirements of Molecular’s amended and restated certificate of incorporation, and will depend upon a number of factors, including its results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors Molecular’s then-current board of directors deems relevant.

RISK FACTORS

The combined company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement/prospectus/information statement, you should carefully consider the material risks described below before deciding how to vote your shares of stock. You should also read and consider the other information in this proxy statement/prospectus/information statement and additional information about Threshold set forth in its Annual Report on Form 10-K, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC. Please see the section titled “Where You Can Find More Information” beginning on page 341 of this proxy statement/prospectus/information statement.

Risks Related to the Merger

The exchange ratio is not adjustable based on the market price of Threshold common stock so the merger consideration at the closing may have a greater or lesser value than at the time the merger agreement was signed.

At the effective time of the merger, outstanding shares of Molecular common stock (excluding shares held by Threshold, Molecular or Merger Sub and dissenting shares, and after giving effect to the purchase or conversion rights of Molecular’s preferred stockholders, warrant holders and noteholders) will be converted into shares of Threshold common stock. Applying the exchange ratio, the former Molecular securityholders immediately before the merger are expected to own approximately     % of the aggregate number of shares of Threshold common stock following the merger, and the Threshold stockholders immediately before the merger are expected to own approximately     % of the aggregate number of shares of Threshold common stock following the merger, in each case without giving effect to the issuance of shares of Threshold common stock in the concurrent financing and excluding, in each case, out-of-the-money securities. These estimates are subject to adjustment prior to closing of the merger, including an upward adjustment to the extent that Threshold’s net cash at the effective time of the merger is less than $12,500,000 (and as a result, Threshold securityholders could own less, and Molecular securityholders could own more, of the combined company), or a downward adjustment to the extent that Threshold’s net cash at the effective time of the merger is more than $17,500,000 (and as a result, Threshold securityholders could own more, and Molecular securityholders could own less, of the combined company).

Any changes in the market price of Threshold common stock before the completion of the merger will not affect the number of shares Molecular securityholders will be entitled to receive pursuant to the merger agreement. Therefore, if before the completion of the merger the market price of Threshold common stock declines from the market price on the date of the merger agreement, then Molecular securityholders could receive merger consideration with substantially lower value. Similarly, if before the completion of the merger the market price of Threshold common stock increases from the market price on the date of the merger agreement, then Molecular securityholders could receive merger consideration with substantially more value for their shares of Molecular capital stock than the parties had negotiated for in the establishment of the exchange ratio. The merger agreement does not include a price-based termination right. Because the exchange ratio does not adjust as a result of changes in the value of Threshold common stock, for each one percentage point that the market value of Threshold common stock rises or declines, there is a corresponding one percentage point rise or decline, respectively, in the value of the total merger consideration issued to Molecular securityholders.

Failure to complete the merger may result in Threshold or Molecular paying a termination fee to the other party and could harm the common stock price of Threshold and future business and operations of each company.

If the merger is not completed, Threshold and Molecular are subject to the following risks:

•	if the merger agreement is terminated under specified circumstances, Threshold or Molecular will be required to pay the other party a termination fee of $750,000 and up to $150,000 in expense reimbursements;

•	the price of Threshold common stock may decline and remain volatile; and

•	costs related to the merger, such as financial advisor, legal and accounting fees, which Threshold and Molecular estimate will total approximately $2.1 million and $1.4 million, respectively, some of which must be paid even if the merger is not completed.

In addition, if the merger is not consummated and Molecular were to be unable to repay the $2.0 million bridge loan Threshold made to Molecular in connection with the execution of the merger agreement, Threshold would be an unsecured creditor of Molecular. Threshold’s bridge loan is effectively subordinated to Molecular’s secured debt.

If the merger agreement is terminated and the board of directors of Threshold or Molecular determines to seek another business combination, there can be no assurance that either Threshold or Molecular will be able to find a partner willing to provide equivalent or more attractive consideration than the consideration to be provided by each party in the merger.

If the conditions to the merger are not met, the merger may not occur.

Even if the merger is approved by the stockholders of Molecular and the related share issuance is approved by the Threshold stockholders, specified conditions must be satisfied or waived to complete the merger. These conditions are set forth in the merger agreement and described in the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 167 of this proxy statement/prospectus/information statement. Threshold and Molecular cannot assure you that all of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the merger may not occur or will be delayed, and Threshold and Molecular each may lose some or all of the intended benefits of the merger.

The completion of the merger is not conditioned upon Threshold holding a minimum amount of net cash at the effective time of the merger.

While the merger agreement provides that the exchange ratio may be adjusted upward or downward depending on variations in Threshold’s net cash determined shortly prior to the closing of the merger, the merger agreement does not condition the completion of the merger upon Threshold’s holding a minimum amount of net cash at the effective time of the merger. If Threshold has less cash at the time of the merger than the parties currently expect, the combined company will need to raise substantial additional capital sooner than expected. Failure to raise capital as and when needed, on favorable terms or at all, would have a negative impact on the financial condition of the combined company and its ability to develop product candidates. If the combined company is unable to obtain funding on a timely basis, it may be required to delay or discontinue one or more of its development programs or the commercialization of any product candidates or be unable to expand its operations or otherwise capitalize on potential business opportunities, which could materially harm its business, financial condition, and results of operations.

The merger may be completed even though material adverse changes may result from the announcement of the merger, industry-wide changes and other causes.

In general, either Threshold or Molecular can refuse to complete the merger if there is a material adverse change affecting the other party between March 16, 2017, the date of the merger agreement, and the closing of the merger. However, certain types of changes do not permit either party to refuse to complete the merger, even if such change could be said to have a material adverse effect on Threshold or Molecular, including:

•	any effect, change, event, circumstance or development in the conditions generally affecting the industries in which Molecular and Threshold operate or the U.S. or global economy or capital markets as a whole to the extent that such conditions do not have disproportionate impact on Molecular or Threshold, as the case may be;

•	any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation of worsening thereof;

•	any change in accounting requirements or principles or any change in applicable laws, rules or regulations or the interpretation thereof;

•	any effect resulting from the execution, delivery, announcement or performance of the parties’ obligations under the merger agreement or the announcement, pendency or anticipated consummation of the merger;

•	any failure by Threshold or Molecular to meet internal projections or forecasts or third-party revenue or earnings predictions;

•	with respect to Threshold, any change in the price or trading volume of Threshold common stock;

•	any rejection by a governmental body of a registration or filing by Molecular or Threshold relating to specified intellectual property rights;

•	any change in the cash position of Molecular or Threshold which results from operations in the ordinary course of business;

•	the resignation of a key director or officer of Threshold or Molecular; or

•	any sale, transfer, license, assignment or other divestiture of specified potentially transferable assets of Threshold for fair market value to a nonaffiliated third party in a bona fide arm’s length transaction.

If adverse changes occur and Threshold and Molecular still complete the merger, the stock price of the combined company may suffer. This in turn may reduce the value of the merger to the stockholders of Threshold, Molecular or both.

While Threshold and Molecular have received commitments for the purchase of $40.0 million in equity securities of the combined company, consummation of the concurrent financing is subject to conditions and is not a condition to closing the merger. If Molecular and Threshold complete the merger, but they do not complete the concurrent financing, then the combined company may need to raise additional capital by issuing securities or debt or through licensing arrangements, which may be on worse commercial terms than the concurrent financing, cause significant dilution to the combined company’s stockholders, restrict the combined company’s operations or require the combined company to relinquish proprietary rights.

Threshold and Molecular have received from Longitude Venture Partners III, L.P., or Longitude, an equity commitment letter, pursuant to which, immediately following the closing of the merger, Longitude will purchase $20.0 million of equity securities in the combined company. Longitude’s investment is subject to certain conditions, including the closing of the merger and the parties’ having secured commitments from additional investors for the purchase of an additional $20.0 million of such securities, which minimum condition has been satisfied. The closing of the merger is not contingent upon the completion of this financing. Holders of equity in the combined company immediately following the merger will experience significant dilution as a result of the closing of the concurrent financing, which, assuming the conditions to the closing of the concurrent financing are satisfied, will take place immediately following the completion of the merger. Since the concurrent financing is subject to conditions and is not a condition to the merger, Molecular and Threshold may complete the merger but not the concurrent financing. If this were to occur, the combined company would have substantially less funds than Molecular and Threshold currently anticipate and may be required to raise additional funds sooner than currently planned.

Additional financing may not be available to the combined company when it needs it or may not be available on favorable terms. To the extent that the combined company raises additional capital by issuing equity securities, the terms of such an issuance may be on worse commercial terms than the concurrent financing and may cause more significant dilution to the combined company’s stockholders’ ownership, and the terms of any new equity securities may have preferences over the combined company’s common stock. Any debt financing the combined company enters into may involve covenants that restrict its operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of the combined company’s assets, as well as prohibitions on its ability to create liens, pay dividends, redeem its stock or make investments. In addition, if the combined company raises additional funds through licensing arrangements, it may be necessary to relinquish potentially valuable rights to current product candidates and potential products or proprietary technologies, or grant licenses on terms that are not favorable to the combined company.

Some Threshold and Molecular executive officers and directors have interests in the merger that are different from yours and that may influence them to support or approve the merger without regard to your interests.

Some officers and directors of Threshold and Molecular participate in arrangements that provide them with interests in the merger that are different from yours, including, among others, the continued service as an officer or director of the combined company, severance and retention benefits, the acceleration of stock option or restricted stock vesting, the ability to require Threshold to repurchase certain warrants, payment of deferred and current year incentive compensation, continued indemnification and the potential ability to sell an increased number of shares of common stock of the combined company in accordance with Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. For example, in connection with Threshold’s employment of its executive officers, Threshold entered into customary severance agreements with its executive officers that provide them with cash severance payments, reimbursement for health coverage costs and the acceleration of their outstanding equity awards by 24 months in the event their employment is terminated without cause in connection with or following a change of control of Threshold. Based on the terms of these employment agreements, Threshold’s executive officers are contractually entitled to these severance payments, benefits and accelerated vesting because they will be terminated in connection with the consummation of the merger.

Based on the terms of their respective severance agreements, Threshold’s executive officers will be entitled to receive an aggregate total value of approximately $1.4 million in severance benefits due to the terminations of their employment upon a change of control to occur in connection with the consummation of the merger. These interests, among others, may influence the officers and directors of Threshold to support or approve the merger.

For more information regarding the interests of the Threshold and Molecular executive officers and directors in the merger, please see the sections titled “The Merger—Interests of the Threshold Directors and Executive Officers in the Merger” beginning on page 131 and “The Merger—Interests of the Molecular Directors and Executive Officers in the Merger” beginning on page 138 of this proxy statement/prospectus/information statement.

The market price of Threshold common stock following the merger may decline as a result of the merger.

The market price of Threshold common stock may decline as a result of the merger for a number of reasons, including if:

•	investors react negatively to the prospects of the combined company’s business and prospects from the merger;

•	the effect of the merger on the combined company’s business and prospects is not consistent with the expectations of financial or industry analysts; or

•	the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts.

Threshold stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger.

If the combined company is unable to realize the full strategic and financial benefits currently anticipated from the merger, Threshold stockholders will have experienced substantial dilution of their ownership interests without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined company is able to realize only part of the strategic and financial benefits currently anticipated from the merger. Threshold stockholders will experience further dilution upon the closing of the concurrent financing, which is expected to occur immediately following the closing of the merger.

If the merger is not completed, Threshold’s stock price may decline significantly.

The market price of Threshold common stock is subject to significant fluctuations. During the 12-month period ended December 31, 2016, the closing sales price of Threshold common stock on The NASDAQ Capital Market ranged from a high of $1.22 in September 2016 to a low of $0.27 in February 2016. Market prices for securities of early-stage pharmaceutical, biotechnology and other life sciences companies have historically been particularly volatile. In addition, the market price of Threshold common stock will likely be volatile based on whether stockholders and investors believe that Threshold can complete the merger or otherwise raise additional capital to support Threshold’s operations if the merger is not consummated and another strategic transaction cannot be identified, negotiated and consummated in a timely manner, if at all. The volatility of the market price of Threshold common stock is exacerbated by low trading volume. Additional factors that may cause the market price of Threshold common stock to fluctuate include:

•	the initiation of, material developments in, or conclusion of litigation to enforce or defend its intellectual property rights or defend against the intellectual property rights of others;

•	the entry into any in-licensing agreements securing licenses, patents or development rights;

•	the entry into, or termination of, key agreements, including commercial partner agreements;

•	announcements by commercial partners or competitors of new commercial products, clinical progress or the lack thereof, significant contracts, commercial relationships or capital commitments;

•	adverse publicity relating to antibody-based drug candidates, including with respect to other products and potential products in such markets;

•	the introduction of technological innovations or new therapies that compete with its potential products;

•	the loss of key employees;

•	future sales of its common stock;

•	general and industry-specific economic conditions that may affect its research and development expenditures; and

•	period-to-period fluctuations in financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of Threshold common stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against Threshold. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm Threshold’s profitability and reputation.

Molecular and Threshold securityholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the completion of the merger as compared to their current ownership and voting interests in the respective companies.

After the completion of the merger, the current stockholders of Molecular and Threshold will own a smaller percentage of the combined company than their ownership of their respective companies prior to the merger. Immediately after the merger but before taking into account the concurrent financing, Molecular securityholders will own approximately     % of the fully-diluted common stock of Threshold, with Threshold securityholders, whose shares of Threshold common stock will remain outstanding after the merger, owning approximately     % of the fully-diluted common stock of the combined company, in each case without giving effect to the issuance of shares of Threshold common stock in the concurrent financing and excluding, in each case, out-of-the-money securities. These estimates are based on the anticipated exchange ratio and are subject to adjustment.

During the pendency of the merger, Threshold and Molecular may not be able to enter into a business combination with another party on favorable terms because of restrictions in the merger agreement, which could adversely affect their respective businesses.

Covenants in the merger agreement impede the ability of Threshold and Molecular to make acquisitions, subject to specified exceptions relating to fiduciary duties or complete other transactions that are not in the ordinary course of business pending completion of the merger. As a result, if the merger is not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the merger agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into specified extraordinary transactions, such as a merger, sale of assets or other business combination, with any third party, subject to specified exceptions. Any such transactions could be favorable to such party’s stockholders.

Certain provisions of the merger agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the arrangements contemplated by the merger agreement.

The terms of the merger agreement prohibit each of Threshold and Molecular from soliciting competing proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances when such party’s board of directors determines in good faith, after consultation with its independent financial advisor, if any, and outside counsel, that an unsolicited competing proposal constitutes, or would reasonably be expected to result in, a superior competing proposal and that failure to take such action would be reasonably likely to result in a breach of the fiduciary duties of the board of directors. In addition, if Threshold or Molecular terminates the merger agreement under specified circumstances, including terminating because of a decision of a board of directors to recommend a superior competing proposal, Threshold or Molecular would be required to pay a termination fee of $750,000 and reimburse up to $150,000 of the other party’s non-legal third-party expenses as well as all of its legal third-party expenses associated with preparing this Registration Statement on Form S-4. This termination fee may discourage third parties from submitting competing proposals to Threshold or Molecular or their stockholders, and may cause the respective boards of directors to be less inclined to recommend a competing proposal.

Because the lack of a public market for Molecular’s capital stock makes it difficult to evaluate the fair market value of Molecular’s capital stock, the stockholders of Molecular may receive consideration in the merger that is less than the fair market value of Molecular’s capital stock and/or Threshold may pay more than the fair market value of Molecular’s capital stock.

The outstanding capital stock of Molecular is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of Molecular’s capital stock. Because the percentage of Threshold equity to be issued to Molecular stockholders was determined based on negotiations between the parties, it is possible that the value of the Threshold common stock to be received by Molecular stockholders will be less than the fair market value of Molecular’s capital stock, or Threshold may pay more than the aggregate fair market value for Molecular’s capital stock.

Threshold’s severance agreements with Threshold’s executive officers and certain other employees require Threshold to pay severance benefits to any of those persons who are terminated under specified circumstances, including in connection with a change of control of Threshold, which could harm Threshold’s financial condition or results.

Threshold’s executive officers and certain other employees are parties to severance agreements that contain change of control and severance provisions providing for severance and other benefits and acceleration of vesting of stock options in the event of a termination of employment under specified circumstances. Based on the terms of their respective severance agreements, Threshold’s executive officers will be entitled to receive an aggregate total value of approximately $1.4 million in severance benefits due to the terminations of their employment upon a change of control to occur in connection with the consummation of the merger. The payment of these severance benefits could harm Threshold’s financial condition and results and reduce the cash available to the combined company following the merger.

Risks Related to Threshold’s Business

The Merger may not be consummated or may not deliver the anticipated benefits Threshold expects.

On March 16, 2017, Threshold entered into the merger agreement with Molecular pursuant to which the securityholders of Molecular will become the majority owners of Threshold common stock. In addition, the proposed concurrent financing is subject to certain conditions, including the closing of the merger. The merger, however, is not conditioned upon the closing of the concurrent financing. Threshold is devoting substantially all of Threshold’s time and resources to consummating the merger and the concurrent financing; however, there can be no assurance that such activities will result in the consummation of the merger and the concurrent financing or that such transaction will deliver the anticipated benefits or enhance stockholder value. Threshold cannot assure you that Threshold will complete the merger in a timely manner or at all. The merger agreement is subject to many closing conditions and termination rights. If the merger does not occur, Threshold’s board of directors may elect to attempt to complete another strategic transaction similar to the merger and the concurrent financing. Attempting to complete another similar strategic transaction will be costly and time-consuming, and Threshold cannot make any assurances that a future strategic transaction will occur on terms that provide the same or greater opportunity for potential value to Threshold’s stockholders, or at all. If Threshold is unable to close another strategic transaction and unable to successfully obtain funding for the continued development of evofosfamide and/or partner TX-3424 or HX4, Threshold’s board of directors may determine to sell or otherwise dispose of Threshold’s various assets, and distribute any remaining cash proceeds to Threshold’s stockholders. In that event, Threshold would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims, so Threshold can provide no assurances as to the amount or timing of available cash remaining to distribute to stockholders after paying its obligations and setting aside funds for reserves.

Prior to September 2016, Threshold’s business was almost entirely dependent on the success of evofosfamide and tarloxotinib, and Threshold has suspended further clinical development of tarloxotinib.

Prior to September 2016, Threshold invested substantially all of Threshold’s efforts and financial resources in the research and development of evofosfamide and tarloxotinib. In December 2015, Threshold announced topline results from two pivotal Phase III clinical trials of evofosfamide: TH-CR-406 conducted by Threshold in patients with soft tissue sarcoma, or the 406 trial, and MAESTRO conducted by Merck KGaA, Darmstadt, Germany, or Merck KGaA, in patients with advanced pancreatic cancer; and that neither trial met its primary endpoint of demonstrating a statistically significant improvement in overall survival. In September 2016, Threshold announced that its Phase II proof-of-concept trial evaluating tarloxotinib bromide for the treatment of patients with mutant EGFR-positive, T790M-negative advanced non-small cell lung cancer, or NSCLC, progressing on an EGFR tyrosine kinase inhibitor (TH-CR-601) did not achieve its primary interim response rate endpoint. Threshold is conducting only limited evofosfamide development activities and has suspended all further development of tarloxotinib.

If Threshold is unable to consummate the merger with Molecular, there can be no assurance that Threshold will conduct drug development activities in the future. Pharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. To date, Threshold has focused substantially all of Threshold’s efforts on Threshold’s research and development activities on Threshold’s lead product candidate, evofosfamide. To date, Threshold has not commercialized any products or generated any revenue from product sales. Threshold is not profitable and has incurred losses in each year since Threshold’s inception in 2001, and Threshold does not know whether or when Threshold will become profitable. Threshold has only a limited operating history upon which to evaluate Threshold’s business and prospects. Threshold continues to incur significant development and other expenses related to Threshold’s ongoing operations. Threshold’s net loss for the year ended December 31, 2016 was $24.1 million and as of December 31, 2016, Threshold had an accumulated deficit of $353.5 million. To date, Threshold has financed Threshold’s operations primarily through the sale of equity securities and debt facilities. The amount of Threshold’s future net losses will depend, in part, on the rate of Threshold’s future expenditures and Threshold’s ability to obtain funding through equity and/or debt financings and strategic collaborations. It will be several years, if ever, before evofosfamide is ready for commercialization.

Threshold’s history of net losses and Threshold’s expectation of future losses, together with Threshold’s limited operating history, make it difficult to evaluate Threshold’s current business and predict Threshold’s future performance. In addition, the net losses Threshold incurs may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of Threshold’s results of operations may not be a good indication of Threshold’s future performance. In any particular quarter or quarters, Threshold’s operating results could be below the expectations of securities analysts or investors, which could cause Threshold’s stock price to decline.

Threshold may not be able to complete the merger, and Threshold may not have sufficient funds to pursue another strategic transaction similar to the merger.

Threshold cannot be sure that Threshold will be able to complete the merger in a timely manner, or at all. The merger agreement is subject to many closing conditions and termination rights.

If the merger is not consummated, Threshold may require substantial additional funding to operate.

Threshold’s future capital requirements will depend on many factors, including:

•	Threshold’s ability to identify and consummate a new strategic transaction;

•	the timing and nature of any new strategic transactions that Threshold undertakes, including, but not limited to potential joint developments or partnerships;

•	whether, as a result of Threshold’s strategic and financial review with a financial advisor, Threshold enters into a new partnership or business combination;

•	the time and cost necessary to obtain regulatory approvals for evofosfamide;

•	Threshold’s ability to successfully commercialize evofosfamide;

•	Threshold’s ability to establish and maintain collaboration partnerships, in-license/out-license or other similar arrangements and the financial terms of such agreements;

•	the costs of filing, prosecuting, maintaining, defending and enforcing any patent claims and other intellectual property rights, including litigation costs and the outcome of such litigation, including costs of defending any claims of infringement brought by others in connection with the development, manufacture or commercialization of evofosfamide or any other future product candidates; and

•	the cost incurred in responding to disruptive actions by activist stockholders.

Until such time, if ever, as Threshold can generate substantial revenue, Threshold would need to finance Threshold’s cash needs through a combination of equity offerings, debt financings, government or other third-party funding and licensing or collaboration arrangements. To the extent that Threshold raises additional capital through the sale of equity or convertible debt securities, the ownership interests of Threshold’s common stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of Threshold’s common stockholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting Threshold’s ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If Threshold raises additional funds through government or other third-party funding, marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, Threshold may have to relinquish valuable rights to Threshold’s technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to Threshold.

Additional funds may not be available when Threshold needs them on terms that are acceptable to Threshold, or at all. If adequate funds are not available to Threshold on a timely basis, Threshold may be required to curtail Threshold’s operations.

If Threshold does not successfully consummate the merger, Threshold’s board of directors may decide to pursue a dissolution and liquidation of Threshold. In such an event, the amount of cash available for distribution to Threshold’s stockholders will depend heavily on the timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities.

There can be no assurance that Threshold can successfully consummate the merger. If the transaction is not completed, Threshold’s board of directors may decide to pursue a dissolution and liquidation of Threshold. In such an event, the amount of cash available for distribution to Threshold’s stockholders will depend heavily on the timing of such decision and, ultimately, such liquidation, because the amount of cash available for distribution continues to decrease as Threshold funds its operations. Further, the merger agreement with Molecular contains certain termination rights for each party, and provides that, upon termination under specified circumstances, Threshold may be required to pay Molecular a termination fee of $750,000 and to reimburse certain fees and expenses incurred by Molecular, which would further decrease Threshold’s available cash resources. If Threshold’s board of directors were to approve and recommend, and Threshold’s stockholders were to approve, a dissolution and liquidation of Threshold, Threshold would be required under Delaware corporate law to pay Threshold’s outstanding obligations, as well as to make reasonable provision for contingent and unknown obligations, prior to making any distributions in liquidation to Threshold’s stockholders. Threshold’s commitments and contingent liabilities may include (i) regulatory and clinical obligations remaining under Threshold’s evofosfamide trial; (ii) obligations under Threshold’s employment and separation agreements with certain employees that provide for severance and other payments following a termination of employment occurring for various reasons, including a change in control of Threshold; and (iii) potential litigation against Threshold, and other various claims and legal actions arising in the ordinary course of business. As a result of this requirement, a portion of Threshold’s assets may need to be reserved pending the resolution of such obligations. In addition, Threshold may be subject to litigation or other claims related to a dissolution and liquidation of Threshold. If a dissolution and liquidation were pursued, Threshold’s board of directors, in consultation with its advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, holders of Threshold common stock could lose all or a significant portion of their investment in the event of a liquidation, dissolution or winding up of Threshold.

If the merger is not completed, Threshold would need to raise significant capital to support Threshold’s operations, including continued development of Threshold’s existing drug candidate, or to acquire and develop other products or product candidates.

Given the limited development of evofosfamide, Threshold’s limited cash resources, and the additional capital and resources that would be required to pursue such development if the merger is not completed,

Threshold could be required to rely on securing a collaborative or strategic arrangement for evofosfamide to support Threshold’s operations and Threshold’s future development and clinical trial costs. Due to Threshold’s history, limited cash resources, limited operational and management capabilities and the intense competition for pharmaceutical product candidates, even if Threshold generates interest in a collaborative or strategic arrangement to support the further development of evofosfamide, Threshold may not be able to enter into a final agreement on commercially reasonable terms, on a timely basis or at all. Proposing, negotiating and implementing an economically viable collaborative or strategic arrangement is a lengthy and complex process. As of December 31, 2016, Threshold had cash and cash equivalents totaling $23.6 million. Threshold believes that its current cash and cash equivalents will only be sufficient to fund its operations through next 12 months. Threshold competes for collaborative arrangements and license agreements with the drug candidates and technology developed by other pharmaceutical and biotechnology companies and academic research institutions. Threshold’s competitors may have stronger relationships with third parties with whom they may be interested in collaborating, or which have greater financial, development and commercialization resources and/or more established histories of developing and commercializing products than Threshold. As a result, competitors may have a competitive advantage over Threshold in entering into collaborative arrangements with such third parties. In addition, even if Threshold enters into a collaborative or strategic arrangement, the arrangement may not provide Threshold with sufficient funds to support its operations, and there is no assurance that its drug candidates would satisfy the development and/or clinical milestones established in the collaborative or strategic arrangement. Further, any drug candidate Threshold pursues will require additional development and regulatory efforts prior to commercial sale, including extensive clinical testing and approval by the U.S. Food and Drug Administration, or FDA, and other non-U.S. regulatory authorities. All product candidates are subject to the risks of failure inherent in pharmaceutical product development, including the possibility that the product candidate will not be shown to be sufficiently safe and effective for approval by regulatory authorities and the possibility that, due to strategic considerations, Threshold will discontinue research or development with respect to a product candidate for which it has already incurred significant expense. Even if the product candidates are approved, Threshold cannot be sure that they would be capable of economically feasible production or commercial success.

Threshold is substantially dependent on Threshold’s remaining employees to facilitate the consummation of the merger.

Threshold’s ability to successfully complete the merger depends in large part on Threshold’s ability to retain Threshold’s remaining personnel, particularly Wilfred E. Jaeger, M.D., Threshold’s Interim Chief Executive Officer, Kristen Quigley, Threshold’s Vice President of Clinical Operations, and Joel Fernandes, Threshold’s Senior Vice President of Finance. However, despite Threshold’s efforts to retain these members of Threshold’s management, one or more may terminate their employment with Threshold on short notice. The loss of the services of any of these employees could potentially harm Threshold’s ability to consummate the merger, as well as fulfill Threshold’s reporting obligations as a public company.

Risks Related to Drug Discovery, Development and Commercialization

Threshold remains dependent upon the success of evofosfamide. If Threshold is unable to successfully develop and obtain regulatory approval for evofosfamide, Threshold’s business and future prospects will be severely harmed.

Threshold has focused Threshold’s development activities on evofosfamide, and substantially all of Threshold’s efforts and expenditures continue to be devoted to evofosfamide. Accordingly, Threshold’s future prospects are dependent on the successful development, regulatory approval and commercialization of evofosfamide. On June 2, 2016, Threshold received preliminary comments from the FDA relating to Threshold’s request for a meeting indicating that Threshold’s analysis of the data from the MAESTRO study and the data from a supporting randomized Phase II study would not provide adequate efficacy data to support the submission of a new drug application, or NDA, for evofosfamide for the treatment of patients with locally advanced unresectable or metastatic pancreatic adenocarcinoma previously untreated with chemotherapy. Accordingly, Threshold would be required to successfully conduct one or more additional Phase III clinical trials before the FDA would accept any NDA for evofosfamide. Threshold’s inability to submit an NDA to the FDA for evofosfamide in the absence of additional Phase III development has significantly harmed Threshold’s business and future prospects. Threshold has conducted additional analyses of the data from MAESTRO trial and has reviewed and discussed the results of Threshold’s analyses with the PMDA in Japan, to determine potential registration pathways. However, in March 2017, Threshold received minutes from its formal meeting with the PMDA in Japan indicating that its analysis of the data from the MAESTRO trial and the data from the supporting randomized Phase II study would not provide adequate efficacy data to support the submission of a New Drug Application, or JNDA, to the PDMA for evofosfamide for the treatment of patients with locally advanced unresectable or metastatic pancreatic adenocarcinoma previously untreated with chemotherapy. While Threshold is currently in discussions with the PMDA to clarify the scope of a new clinical trial for which the PMDA would consider necessary to accept a JNDA for evofosfamide in Japan based on the previous results observed in the Japanese sub-population in the MAESTRO trial, Threshold would be required to obtain additional capital in order to conduct any such new clinical trial, and there can be no assurances that Threshold would be successful in obtaining the additional funding, whether through new collaborative, partnering or other strategic arrangements or otherwise, necessary to support any additional clinical development of evofosfamide. Threshold’s current evofosfamide development strategy is limited to the Phase I clinical trial of evofosfamide in combination with immune checkpoint antibodies in collaboration with researchers and clinicians at The University of Texas MD Anderson Cancer Center, and Threshold does not expect to conduct any further development of evofosfamide beyond the Phase I clinical trial unless such development is part of a new collaborative or partnering arrangement or other strategic transaction or Threshold is otherwise able to raise significant additional funding.

In any event, the process of obtaining regulatory approvals is expensive, often takes many years, if approval is obtained at all, and can vary substantially based upon the type, complexity and novelty of the product candidates involved. Changes statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent regulatory approval of evofosfamide. Any regulatory approval Threshold may ultimately obtain, from the PMDA or otherwise, may be limited in scope, subject to restrictions or post-approval commitments that render evofosfamide or potential future product candidates not commercially viable. In particular, even if Threshold is able to obtain and maintain regulatory approval of evofosfamide in Japan, the commercial prospects for evofosfamide could be diminished as a result of the more limited patient population in Japan. If any regulatory approval that Threshold does obtain, including from the PMDA, is delayed or is limited, Threshold may decide not to commercialize the applicable product candidate after receiving the approval. In addition, in March 2016, Threshold and Merck KGaA agreed to terminate Threshold’s collaboration and, as a result, Threshold will not receive any clinical development milestones or any other funding from Merck KGaA for the purpose of conducting any further clinical development of evofosfamide. Under Threshold’s former collaboration with Merck KGaA, Merck KGaA was responsible for 70% of the worldwide development expenses for evofosfamide. If Threshold is unable to obtain sufficient additional funding for the further development of evofosfamide, whether through new collaborative, partnering or other strategic arrangements or otherwise, Threshold may be required to cease further development of Threshold’s evofosfamide program. Also, issues with the successful and timely transfer of evofosfamide development activities from Merck KGaA could significantly impact Threshold’s ability to pursue registration with regulatory authorities and potential partners, and there can be no assurance that such development activities will be successfully transferred to Threshold in a timely manner or at all. For these and other reasons, Threshold cannot assure you that Threshold will be able to advance the development of evofosfamide. In such event, Threshold may be required to abandon the development of evofosfamide and forego any return on Threshold’s investment from Threshold’s evofosfamide program, which would severely harm Threshold’s future prospects and may cause Threshold to cease operations.

Even if Threshold is able to meaningfully advance the development of evofosfamide, the failure of evofosfamide in the future to achieve successful clinical trial endpoints, delays in clinical trial enrollment or events or in the clinical development of evofosfamide, unanticipated adverse side effects related to evofosfamide or any other unfavorable developments or information related to evofosfamide would further significantly harm Threshold’s business and Threshold’s future prospects. Moreover, evofosfamide is not expected to be commercially available in the near term, if at all. Further, the commercial success of evofosfamide, if any, will depend upon its acceptance by physicians, patients, third party payors and other key decision-makers as a therapeutic and cost effective alternative to currently available products. In any event, if Threshold is unable to successfully develop, obtain regulatory approval for and commercialize evofosfamide, Threshold’s ability to generate revenue from product sales will be significantly delayed or precluded altogether and Threshold’s business would be materially and adversely affected, and Threshold may not be able to continue as a going concern.

Threshold currently lacks the ability to discover additional prodrug product candidates and Threshold also may not be able to successfully acquire or in-license and develop additional prodrug product candidates or programs suitable for clinical testing, either of which could limit Threshold’s growth and revenue potential.

Evofosfamide is currently Threshold’s only product candidate in the clinical development stage and Threshold may be unable to develop additional product candidates suitable for clinical testing. In this regard, as part of Threshold’s workforce reduction in December 2015 that followed the reported negative results from the two Phase III clinical trials of evofosfamide, Threshold eliminated Threshold’s discovery research activities conducted in-house, which prevents Threshold’s ability to discover additional prodrug product candidates at this time. In addition, given the uncertain prospects for evofosfamide, Threshold’s strategy includes evaluating opportunities to acquire or in-license additional product candidates or development programs that build on Threshold’s expertise and complement Threshold’s pipeline. Any growth through acquisition or in-licensing will depend upon the availability of suitable product candidates at favorable prices and upon advantageous terms and conditions. Even if appropriate acquisition or in-licensing opportunities are available, Threshold currently does not have, and may not in the future have, the financial resources necessary to pursue them. In addition, other companies, many of which may have substantially greater financial, marketing and sales resources, compete with Threshold for acquisition or in-licensing opportunities. In addition, Threshold may not be able to realize the anticipated benefits of any acquisition or in-licensing opportunity for a variety of reasons, including the possibility that a product candidate proves not to be safe or effective in later clinical trials or the integration of an acquired or licensed product candidate gives rise to unforeseen difficulties and expenditures. For example, in September 2014, Threshold licensed rights to tarloxotinib, a clinical-stage investigational compound that Threshold evaluated in two Phase II proof-of-concept clinical trials. However, based on the interim results of the two Phase II proof-of-concept clinical trials, Threshold determined in September 2016 to discontinue any further development of tarloxotinib, and Threshold will therefore not realize any return on Threshold’s investment in tarloxotinib. In any event, any growth through development of additional product candidates will depend principally on Threshold’s ability to identify, and then to obtain the necessary funding to pursue the acquisition of in-licensing of, additional product candidates on commercially reasonable terms, as well as Threshold’s ability to develop those product candidates and Threshold’s ability to obtain additional funding, whether through partnering arrangements or otherwise, to complete the development of, obtain regulatory approval for and commercialize these product candidates. If Threshold is unable to discover or obtain suitable product candidates for development, Threshold’s growth and revenue potential could be significantly harmed, and Threshold could be required to cease operations.

If Threshold does not establish collaborations or other strategic transactions for Threshold’s current and potential future product candidates or otherwise raise substantial additional capital, Threshold will likely need to alter, delay or abandon Threshold’s development and any commercialization plans.

Threshold’s strategy includes selectively partnering or collaborating with other pharmaceutical and biotechnology companies to assist Threshold in furthering the development and potential commercialization of Threshold’s current and potential future product candidates. In this regard, as a result of the termination of Threshold’s collaboration with Merck KGaA, Threshold is no longer eligible to receive any further milestone payments or other funding from Merck KGaA, including the 70% of worldwide development costs for evofosfamide that were previously borne by Merck KGaA. In this regard, Threshold’s ability to advance the clinical development of evofosfamide is dependent upon Threshold’s ability to enter into new partnering, collaborative or other strategic arrangements for evofosfamide, or to otherwise obtain sufficient additional funding for such development. Threshold faces significant competition in seeking appropriate strategic partners, and collaborative and partnering arrangements are complex and time consuming to negotiate and document. Threshold may not be successful in entering into new partnering, collaborative or other strategic arrangements with third parties on acceptable terms, or at all. In addition, Threshold is unable to predict when, if ever, Threshold will enter into any additional partnering, collaborative or other strategic arrangements because of the numerous risks and uncertainties associated with establishing such arrangements. If Threshold is unable to negotiate new partnering, collaborative or other strategic arrangements, Threshold may have to curtail the development of a particular product candidate, reduce, delay, or terminate its development or one or more of Threshold’s other development programs, delay its potential commercialization or reduce the scope of Threshold’s sales or marketing activities or increase Threshold’s expenditures and undertake development or commercialization activities at Threshold’s own expense. For example, Threshold may have to cease further development of Threshold’s evofosfamide program if Threshold is unable to raise sufficient funding for any additional clinical development of evofosfamide through new partnering, collaborative or other strategic arrangements with third parties or other financing alternatives. In this regard, if Threshold decides to undertake any further development of evofosfamide beyond Threshold’s planned Phase I clinical trial of evofosfamide, Threshold would need to obtain additional funding for such development, either through financing or by entering into partnering, collaborative or other strategic arrangements with third parties for any such further development and Threshold may be unable to do. While Threshold is currently determining third party interest in partnering or acquiring TH-3424 and HX4, Threshold may be unable to partner or divest these assets in a timely manner, or at all, and therefore may not receive any return on Threshold’s investment in these assets. If Threshold does not have sufficient funds, Threshold will not be able to advance the development of Threshold’s product candidates or otherwise bring Threshold’s product candidates to market and generate product revenues.

Any partnering, collaborative or other strategic arrangements that Threshold establishes in the future may not be successful or Threshold may otherwise not realize the anticipated benefits from these arrangements. In addition, any such future arrangements may place the development and commercialization of Threshold’s product candidates outside Threshold’s control, may require Threshold to relinquish important rights or may otherwise be on terms unfavorable to Threshold

Threshold has in the past established and intends to continue to establish partnering, collaborative or other strategic arrangements with third parties to develop and commercialize Threshold’s product candidates, and these arrangements may not be successful or Threshold may otherwise not realize the anticipated benefits from these arrangements. Threshold currently has no ongoing collaborations for the development and commercialization of Threshold’s product candidates. Threshold may not be able to locate third-party strategic partners to develop and market Threshold’s product candidates, and Threshold lacks the capital and resources necessary to develop Threshold’s product candidates alone.

Preclinical studies and Phase I or II clinical trials of Threshold’s product candidates may not predict the results of subsequent human clinical trials.

Preclinical studies, including studies of Threshold’s product candidates in animal models of disease, may not accurately predict the results of human clinical trials of those product candidates. In particular, promising animal studies suggesting the efficacy of evofosfamide for the treatment of different types of cancer may not accurately predict the ability of evofosfamide to treat cancer effectively in humans. Evofosfamide or any other compounds Threshold may develop may be found not to be efficacious in treating cancer, alone or in combination with other agents, when studied in human clinical trials. In addition, Threshold will not be able to commercialize Threshold’s product candidates until Threshold obtains FDA approval in the United States or approval by comparable regulatory agencies in Japan, Europe and other countries. A number of companies in the pharmaceutical industry, including Threshold and those with greater resources and experience than Threshold, have suffered significant setbacks in Phase III clinical trials, even after encouraging results in earlier clinical trials.

To satisfy FDA, PMDA or other foreign regulatory approval standards for the commercial sale of Threshold’s product candidates, Threshold must demonstrate in adequate and controlled clinical trials that Threshold’s product candidates are safe and effective. Success in early clinical trials, including in Phase I and Phase II clinical trials, does not ensure that later clinical trials will be successful. Initial results from Phase I and Phase II clinical trials of evofosfamide have in the past not been, and may again in the future not be, confirmed by later analysis or in subsequent larger clinical trials. For example, the results that achieved the primary endpoint for progression-free survival in the Phase IIb trial of evofosfamide in pancreatic cancer did not predict the results of overall survival for patients in the MAESTRO trial. Likewise, the results in the Phase I/II trial of evofosfamide in patients with soft tissue sarcoma did not predict the results of overall survival for patients in the 406 trial. In both cases, the 406 trial and the MAESTRO trial failed to meet their primary endpoints of demonstrating a statistically significant improvement in overall survival, based on Threshold’s analyses for the 406 trial and Merck KGaA’s analyses for the MAESTRO trial, notwithstanding positive results in earlier clinical trials. In addition, in January 2016, Threshold announced that an independent data and safety monitoring board, or DSMB, concluded that Threshold’s registrational Phase II clinical trial of evofosfamide plus pemetrexed versus pemetrexed alone in patients with NSCLC was unlikely to reach its primary endpoint of improving overall survival with statistical significance and, as a result, enrollment in this trial was closed. As these examples illustrate, despite the results reported in earlier clinical trials for evofosfamide, Threshold does not know whether potential future clinical trials that Threshold may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market evofosfamide. Threshold’s failure to successfully complete any potential future clinical trials and obtain regulatory approval for evofosfamide would materially and adversely affect Threshold’s business and severely harm Threshold’s future prospects.

Delays in Threshold’s potential future clinical trials could result in increased costs and delay Threshold’s ability to obtain regulatory approval and commercialize Threshold’s product candidates.

Delays in the progression of Threshold’s potential future clinical trials could materially impact Threshold’s product development costs and delay regulatory approval of Threshold’s product candidates. Threshold does not know whether Threshold’s potential future clinical trials of evofosfamide, including Threshold’s Phase I clinical trial of evofosfamide, will be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including:

•	adverse safety events experienced during Threshold’s clinical trials;

•	a lower than expected frequency of clinical trial events;

•	delays in obtaining clinical materials;

•	slower than expected patient recruitment to participate in clinical trials;

•	delays in reaching agreement on acceptable clinical trial agreement terms with prospective sites or obtaining institutional review board approval,

•	delays in obtaining regulatory approval to commence new trials;

•	changes to clinical trial protocols.

Delays in clinical trials can also result from difficulties in enrolling patients in Threshold’s potential future clinical trials, which could increase the costs or affect the timing or outcome of these clinical trials. This is particularly true with respect to diseases with relatively small patient populations. Timely completion of clinical trials depends, in addition to the factors outlined above, on Threshold’s ability to enroll a sufficient number of patients, which itself is a function of many factors, including:

•	the therapeutic endpoints chosen for evaluation;

•	the eligibility criteria defined in the protocol;

•	the perceived benefit of the investigational drug under study;

•	the size of the patient population required for analysis of the clinical trial’s therapeutic endpoints;

•	Threshold’s ability to recruit clinical trial investigators and sites with the appropriate competencies and experience;

•	Threshold’s ability to obtain and maintain patient consents; and

•	competition for patients by clinical trial programs for other treatments.

If Threshold does not successfully complete Threshold’s potential future clinical trials on schedule, the price of Threshold common stock may further decline.

Threshold’s product candidates must undergo rigorous clinical testing, the results of which are uncertain and could substantially delay or prevent Threshold from bringing them to market.

Before Threshold can obtain regulatory approval for a product candidate, Threshold must undertake extensive clinical testing in humans to demonstrate safety and efficacy to the satisfaction of the FDA or other regulatory agencies. Clinical trials of new drug candidates sufficient to obtain regulatory marketing approval are expensive and take years to complete.

Threshold cannot be certain of Threshold’s successfully completing clinical testing within the time frames Threshold has planned or anticipated, or at all. Threshold may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent Threshold from receiving regulatory approval or commercializing Threshold’s product candidates, including the following:

•	Threshold’s clinical trials may produce negative or inconclusive results, such as the results in the 406 trial, the MAESTRO trial and Threshold’s Phase II proof-of-concept trials of tarloxotinib, and Threshold may decide, or regulators may require Threshold, to conduct additional clinical and/or preclinical testing or to abandon programs;

•	the results obtained in earlier stage clinical testing may not be indicative of results in future clinical trials;

•	clinical trial results may not meet the level of statistical significance required by the FDA, the PMDA or other regulatory agencies;

•	enrollment in clinical trials for Threshold’s product candidates may be slower than Threshold anticipates, resulting in significant delays and additional expense;

•	Threshold or regulators may suspend or terminate Threshold’s clinical trials if the participating patients are being exposed to unacceptable health risks; and

•	the effects of Threshold’s product candidates on patients may not be the desired effects or may include undesirable side effects or other characteristics that may delay or preclude regulatory approval or limit their commercial use, if approved.

In addition, clinical results are susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse safety events, including patient fatalities that may be attributable to Threshold’s product candidates, during a clinical trial could cause the trial to be terminated or require additional studies. Furthermore, any of Threshold’s future clinical trials may be overseen by an independent data monitoring committees, or DMC, or DSMBs. These independent oversight bodies are comprised of external experts who review the progress of the ongoing clinical trials as well as safety from other trials, and make recommendations concerning a trial’s continuation, modification, or termination based on periodic review of, unblinded data. Any of Threshold’s potential future clinical trials overseen by an independent DMC or DSMB may be discontinued or amended in response to recommendations made by responsible independent DMCs or DSMBs based on their review of trial results and an independent DMC or DSMB may determine to delay or suspend the trial due to safety or futility findings based on events occurring during a clinical trial. For example, in January 2016, Threshold announced that a DSMB concluded that Threshold’s registrational Phase II clinical trial of evofosfamide plus pemetrexed versus pemetrexed alone in patients with NSCLC was unlikely to reach its primary endpoint of improving overall survival with statistical significance and, as a result, enrollment in this trial was closed and in connection therewith, Threshold determined to cease enrollment in all Threshold-sponsored trials of evofosfamide. The recommended termination or modification of any of Threshold’s potential future clinical trials by an independent DMC or DSMB, could materially and adversely impact the future development of Threshold’s product candidates, and Threshold’s business, prospects, operating results, and financial condition may be materially harmed.

Threshold is subject to significant regulatory approval requirements, which could delay, prevent or limit Threshold’s ability to market Threshold’s product candidates.

Threshold’s research and development activities, preclinical studies, clinical trials and the anticipated manufacturing and marketing of Threshold’s product candidates are subject to extensive regulation by the FDA, the PMDA and other regulatory agencies in the United States and Japan and by comparable authorities in Europe and elsewhere. Threshold requires the approval of the relevant regulatory authorities before Threshold may commence commercial sales of Threshold’s product candidates in a given market. The regulatory approval process is expensive and time consuming, and the timing of receipt of regulatory approval is difficult to predict. Threshold’s product candidates could require a significantly longer time to gain regulatory approval than expected, or may never gain approval. Threshold cannot be certain that, even after expending substantial time and financial resources, Threshold will obtain regulatory approval for any of Threshold’s product candidates. This was the case with the FDA, which would not accept an NDA based on the data from the MAESTRO study. A delay or denial of regulatory approval could delay or prevent Threshold’s ability to generate product revenues and to achieve profitability.

Changes in regulatory approval policies during the development period of any of Threshold’s product candidates, changes in, or the enactment of, additional regulations or statutes, or changes in regulatory review practices for a submitted product application may cause a delay in obtaining approval or result in the rejection of an application for regulatory approval. Regulatory approval, if obtained, may be made subject to limitations on the indicated uses for which Threshold may market a product. These limitations could adversely affect Threshold’s potential product revenues. Regulatory approval may also require costly post-marketing follow-up studies. In addition, the labeling, packaging, adverse event reporting, storage, advertising, promotion and record-keeping related to the product will be subject to extensive ongoing regulatory requirements. Furthermore, for any marketed product, its manufacturer and its manufacturing facilities will be subject to continual review and periodic inspections by the FDA or other regulatory authorities. Failure to comply with applicable regulatory requirements may, among other things, result in fines, suspensions of regulatory approvals, product recalls, product seizures, operating restrictions and criminal prosecution.

Evofosfamide is based on targeting the microenvironment of solid tumors and some hematological malignancies, which currently is an unproven approach to therapeutic intervention.

Threshold’s product candidates are designed to target the microenvironment of solid tumors and some hematological malignancies by, in the case of evofosfamide, harnessing hypoxia for selective toxin activation. Threshold has not nor, to Threshold’s knowledge, has any other company, received regulatory approval for a drug based on these approaches. Threshold cannot be certain that Threshold’s approaches will lead to the development of approvable or marketable drugs. Threshold’s approaches may lead to unintended, or off-target, adverse effects or may lack efficacy or contribution to efficacy in combination with other anti-cancer drugs.

In addition, the FDA, the PMDA or other regulatory agencies may lack experience in evaluating the safety and efficacy of drugs based on these targeting approaches, which could lengthen the regulatory review process, increase Threshold’s development costs and delay or prevent commercialization of Threshold’s current and potential future product candidates.

Threshold’s product candidates may have undesirable side effects that prevent or delay their regulatory approval or limit their use if approved.

Anti-tumor drugs being developed by Threshold are expected to have undesirable side effects. For example, in clinical trials of evofosfamide, some patients have exhibited skin and/or mucosal toxicities that have in some cases caused patients to stop or delay therapy. The extent, severity and clinical significance of these or other undesirable side effects may not be apparent initially and may be discovered or become more significant during drug development or even post-approval. These expected side effects or other side effects identified in the course of clinical trials or that may otherwise be associated with Threshold’s product candidates may outweigh the benefits of Threshold’s product candidates. Side effects may prevent or delay regulatory approval or limit market acceptance if Threshold’s products are approved. In this regard, Threshold’s product candidates may prove to have undesirable or unintended side effects or other characteristics adversely affecting their safety, efficacy or cost effectiveness that could prevent or limit their approval for marketing and successful commercial use, or that could delay or prevent the commencement and/or completion of clinical trials for Threshold’s product candidates.

Threshold has not yet gained sufficient experience with a commercial formulation of evofosfamide.

The formulation of evofosfamide that was the subject of Threshold’s prior clinical trials and is the subject of Threshold’s Phase I clinical trial was changed to address issues with a prior formulation that was subject to storage and handling requirements that were not suitable for a commercial product. The current formulation of evofosfamide may be suitable for a commercial product, but additional data will be required to verify this, and there can be no assurance that Threshold will be able to do so in a timely manner, if at all. If Threshold is not able to develop a viable commercial formulation of evofosfamide, then Threshold may be required to conduct additional Phase III clinical trials of evofosfamide, or Threshold may need to develop an alternative commercial formulation, either of which could delay, perhaps substantially, Threshold’s ability to obtain any regulatory approvals of evofosfamide.

The initial clinical formulations developed for evofosfamide or other potential future product candidates may not remain stable throughout the clinical testing phase.

Threshold has limited experience and data on the drug substance synthesis and the initial formulation for evofosfamide. This initial formulation and those of Threshold’s potential future product candidates may not remain stable during the clinical testing phase. If these formulations were found to be unstable during clinical testing, Threshold may be required to repeat the initial clinical trials which could increase Threshold’s costs and delay the development of the applicable product candidate. Threshold may be required to reformulate these product candidates, including evofosfamide, to improve stability. However, it is possible that Threshold might not be able to develop a formulation of evofosfamide or other future product candidates with adequate quality that meets the need for testing in Threshold’s clinical trials. Threshold may also be required to perform additional clinical bridging studies which may further delay development. Threshold may also be unable to scale up the manufacturing process to synthesize the current drug substance and current formulations, or the newly developed formulations, any of which could adversely affect Threshold’s ability to advance the development of, and potentially obtain regulatory approval of, the applicable product candidate.

Even if Threshold obtains regulatory approvals for Threshold’s current and potential future product candidates, Threshold’s marketed drugs will be subject to ongoing regulatory review. If Threshold fails to comply with continuing U.S. and foreign regulations, Threshold could lose Threshold’s approvals to market drugs and Threshold’s business would be seriously harmed.

Following initial regulatory approval of any drugs Threshold may develop, Threshold will be subject to continuing regulatory review, including review of adverse drug experiences and clinical results that are reported after Threshold’s drug products become commercially available. This would include results from any post-marketing tests or vigilance required as a condition of approval. The manufacturer and manufacturing facilities used to make any of Threshold’s drug candidates will also be subject to periodic review and inspection by regulatory agencies, including the PMDA should Threshold be able to obtain regulatory approval of evofosfamide in Japan. If a previously unknown problem or problems with a product or a manufacturing and laboratory facility used by Threshold is discovered, regulatory agencies, including potentially the PMDA, may impose restrictions on that product or on the manufacturing facility, including requiring Threshold to withdraw the product from the market. Any changes to an approved product, including the way it is manufactured or promoted, often require regulatory approval before the product, as modified, can be marketed. Manufacturers of Threshold’s products, if approved, will be subject to ongoing regulatory agency requirements for submission of safety and other post- market information. If such manufacturers fail to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning letters;

•	impose civil or criminal penalties;

•	suspend or withdraw Threshold’s regulatory approval;

•	suspend or terminate any of Threshold’s ongoing clinical trials;

•	refuse to approve pending applications or supplements to approved applications filed by Threshold;

•	impose restrictions on Threshold’s operations;

•	close the facilities of Threshold’s contract manufacturers;

•	seize or detain products or require a product recall, or

•	revise or restrict labeling and promotion.

Regulatory authorities may impose significant restrictions on the indicated uses and marketing of pharmaceutical products.

Even if Threshold obtains regulatory approval for evofosfamide, Threshold would be subject to ongoing requirements by the regulatory authorities governing the manufacture, quality control, further development, labeling, packaging, storage, distribution, safety surveillance, import, export, advertising, promotion, recordkeeping and reporting of safety and other post-market information. The safety profile of any product will continue to be closely monitored by regulatory authorities after approval. If the regulatory authorities become aware of new safety information after approval of any of Threshold’s product candidates, they may require labeling changes or establishment of a Risk Evaluation and Mitigation Strategy, or REMS, or similar strategy, impose significant restrictions on a product’s indicated uses or marketing, or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. For example, the label ultimately approved for evofosfamide, if it achieves marketing approval, may include restrictions on use. Advertising and promotion of any product candidate that obtains approval will be heavily scrutinized by government agencies and the public. Violations, including promotion of Threshold’s products for unapproved or off-label uses, are subject to enforcement letters, inquiries and investigations, and civil and criminal sanctions by regulatory authorities. Engaging in impermissible promotion of any approved products for off-label uses could also subject Threshold to false claims litigation under U.S. federal and state statutes and comparable foreign rules and regulations, which could lead to civil and criminal penalties and fines and agreements that materially restrict the manner in which Threshold promotes or distributes any approved products.

If Threshold does not lawfully promote any approved products, Threshold may become subject to such litigation and, if Threshold is not successful in defending against such actions, those actions could compromise Threshold’s ability to become profitable.

Threshold does not have a sales force or marketing infrastructure and may not develop an effective one.

Threshold has no sales experience as a company. There are risks involved with establishing Threshold’s own sales and marketing capabilities, as well as entering into arrangements with third parties to perform these services. Developing an internal sales force and function will require substantial expenditures and will be time-consuming, and Threshold may not be able to effectively recruit, train or retain sales personnel. On the other hand, if Threshold enters into arrangements with third parties to perform sales, marketing and distribution services, Threshold’s product revenues will be lower than if Threshold markets and sells any products that Threshold develops itself. Threshold may not be able to effectively sell Threshold’s product candidates, if approved, which could materially harm Threshold’s business and Threshold’s financial condition.

Risks Related to Threshold’s Financial Performance and Operations

Threshold has incurred losses since Threshold’s inception and anticipates that it will continue to incur significant losses for the foreseeable future.

Due to the recognition of the remaining $65.9 million of deferred revenue from Threshold’s former collaboration with Merck KGaA during the quarter ended December 31, 2015, Threshold reported net income of $43.8 million for the year ended December 31, 2015. However, during the year ended December 31, 2016 Threshold had a net loss of $24.1 million, and Threshold has incurred losses in each of Threshold’s other years since Threshold’s inception in 2001. Threshold expects to incur losses for the foreseeable future. Threshold has devoted and, subject to Threshold’s ability to obtain additional funding and to otherwise meaningfully advance the development of Threshold’s product candidates, Threshold expects to continue to devote, substantially all of Threshold’s resources to the development of evofosfamide. Accordingly, Threshold’s future prospects remain dependent on the successful development, regulatory approval and commercialization of evofosfamide. In this regard, a substantial portion of Threshold’s efforts have been devoted to the two pivotal Phase III clinical trials of evofosfamide. The failure of the 406 trial and the MAESTRO trial to meet their primary endpoints of demonstrating a statistically significant improvement in overall survival as agreed upon with the FDA, based on Threshold’s analyses for the 406 trial and Merck KGaA’s analyses for the MAESTRO trial, has significantly depressed Threshold’s stock price and harmed Threshold’s future prospects. Likewise, the announcement of Threshold’s decision to discontinue the development of tarloxotinib following Threshold’s analysis of the interim results of two Phase II proof-of-concept trials of tarloxotinib has depressed Threshold’s stock price and harmed Threshold’s future prospects. Although Threshold has conducted Threshold’s own analyses of the data from MAESTRO trial and has reviewed and discussed the results of Threshold’s analyses with the PMDA in Japan to determine whether there is an appropriate path forward for submitting marketing authorization applications based on the data from the MAESTRO trial along with a bridging study, the PMDA and other health regulatory authorities have determined that the data from the MAESTRO trial is insufficient to support the approval of any marketing authorizations and that a bridging study or one or more additional clinical trials of evofosfamide would be required to be successfully conducted by Threshold in order to support any such approval, including with respect to the Japanese sub-population Threshold is targeting. If Threshold is required to successfully conduct and complete any additional clinical trials of evofosfamide in order to support potential approval of evofosfamide in Japan, Threshold would be required to obtain additional capital. There can be no assurances that Threshold would be successful in obtaining the additional funding, whether through new collaborative, partnering or other strategic arrangements or otherwise, necessary to support any additional clinical development of evofosfamide. Moreover, apart from the Phase I clinical trial of evofosfamide, Threshold cannot currently predict whether and to what extent Threshold may continue or increase evofosfamide development activities in future periods, if at all, and what Threshold’s future cash needs may be for any such activities. For these and other reasons, Threshold cannot assure you that Threshold will be able to advance the development of evofosfamide. In such event, Threshold may be required to abandon the development of evofosfamide and forego any return on Threshold’s investment from Threshold’s evofosfamide program, which would severely harm Threshold’s future prospects and may cause Threshold to cease operations. In any event, Threshold does not expect to generate any revenue from the commercial sales of evofosfamide or any potential future product candidates, including evofosfamide, in the near term, and Threshold expects to continue to have significant losses for the foreseeable future.

To attain ongoing profitability, Threshold will need to develop products successfully and market and sell them effectively, or rely on other parties to do so. Threshold cannot predict when Threshold will achieve ongoing profitability, if at all. Threshold has never generated revenue from the commercial sales of Threshold’s product candidates, and there is no guarantee that Threshold will be able to do so in the future. If Threshold fails to become profitable, or if Threshold is unable to fund Threshold’s continuing losses, Threshold would be unable to continue Threshold’s research and development programs.

Threshold needs substantial additional funding and may be unable to raise capital, which could force Threshold to delay, reduce or eliminate Threshold’s drug discovery, product development and commercialization activities.

Developing drugs, conducting clinical trials, and commercializing products is expensive. Threshold’s future funding requirements will depend on many factors, including:

•	the terms and timing of any future collaborative, licensing, acquisition or other strategic arrangements that Threshold may establish for Threshold’s product candidates;

•	the amount and timing of any licensing fees, milestone payments and royalty payments from potential future partners or collaborators, if any;

•	the amount and timing of contingent licensing fees, milestone payments and royalty payments that Threshold is obligated to pay to third parties;

•	the scope, rate of progress and cost of Threshold’s potential clinical trials, including Threshold’s Phase I clinical trial of evofosfamide, and other development activities;

•	the costs and timing of obtaining regulatory approvals;

•	the cost of manufacturing clinical, and establishing commercial, supplies of Threshold’s product candidates and any products that Threshold may develop;

•	the cost and timing of establishing sales, marketing and distribution capabilities;

•	the costs of filing, prosecuting, defending and enforcing any patent applications, claims, patents and other intellectual property rights;

•	the cost and timing of securing manufacturing capabilities for Threshold’s clinical product candidates and commercial products, if any; and

•	the costs of lawsuits involving Threshold or Threshold’s product candidates.

Threshold believes that Threshold’s cash, cash equivalents and marketable securities will be sufficient to fund Threshold’s projected operating requirements for the next 12 months based upon current operating plans and spending assumptions. However, Threshold will need to raise substantial additional capital to meaningfully advance the clinical development of evofosfamide, whether through new collaborative, partnering or other strategic arrangements or otherwise, and to in-license or otherwise acquire and develop additional product candidates or programs. In particular, Threshold’s ability to meaningfully advance the clinical development of evofosfamide is dependent upon Threshold’s ability to enter into new partnering, collaborative or other strategic arrangements for evofosfamide, or to otherwise obtain sufficient additional funding for such development, particularly since Threshold is no longer eligible to receive any further milestone payments or other funding from Merck KGaA for evofosfamide, including the 70% of worldwide development costs for evofosfamide that were previously borne by Merck KGaA.

While Threshold has been able to fund Threshold’s operations to date, Threshold currently has no ongoing collaborations for the development and commercialization of evofosfamide, and no source of revenue, nor do Threshold expects to generate revenue for the foreseeable future. Threshold also does not have any commitments for future external funding. Until Threshold can generate a sufficient amount of product revenue, which Threshold may never do, Threshold expects to finance future cash needs through a variety of sources, including:

•	the public equity market;

•	private equity financing;

•	collaborative arrangements;

•	licensing arrangements; and/or

•	public or private debt.

Threshold’s ability to raise additional funds and the terms upon which Threshold is able to raise such funds have been severely harmed by the negative results reported from Threshold’s two pivotal Phase III clinical trials of evofosfamide and Threshold’s decision to discontinue development of tarloxotinib, and may in the future be adversely impacted by the uncertainty regarding the prospects for future development of evofosfamide and Threshold’s ability to advance the development of evofosfamide or otherwise realize any return on Threshold’s investments in evofosfamide, if at all. Threshold’s ability to raise additional funds and the terms upon which Threshold is able to raise such funds may also be adversely affected by the uncertainties regarding Threshold’s financial condition, the sufficiency of Threshold’s capital resources, Threshold’s ability to maintain the listing of Threshold common stock on The NASDAQ Capital Market and recent and potential future management turnover. As a result of these and other factors, Threshold cannot be certain that sufficient funds will be available to Threshold or on satisfactory terms, if at all. To the extent Threshold raises additional funds by issuing equity securities, Threshold’s stockholders may experience significant dilution, particularly given Threshold’s currently depressed stock price, and debt financing, if available, may involve restrictive covenants. If adequate funds are not available, Threshold may be required to significantly reduce or refocus Threshold’s operations or to obtain funds through arrangements that may require Threshold to relinquish rights to Threshold’s product candidates, technologies or potential markets, any of which could result in Threshold’s stockholders having little or no continuing interest in Threshold’s evofosfamide program as stockholders or otherwise, or which could delay or require that Threshold curtail or eliminate some or all of Threshold’s development activities or otherwise have a material adverse effect on Threshold’s business, financial condition and results of operations.

If Threshold is unable to secure additional funding on a timely basis or on terms favorable to Threshold, Threshold may be required to cease or reduce any product development activities, to conduct additional workforce reductions, to sell some or all of Threshold’s technology or assets or to merge all or a portion of Threshold’s business with another entity. Insufficient funds may require Threshold to delay, scale back, or eliminate some or all of Threshold’s activities, and if Threshold is unable to obtain additional funding, there is uncertainty regarding Threshold’s continued existence.

Threshold’s financial results are likely to fluctuate from period to period, making it difficult to evaluate Threshold’s stock based on financial performance.

Threshold believes that period-to-period comparisons of Threshold’s operating results should not be relied upon as predictive of future performance. Threshold’s prospects must be considered in light of the risks, expenses and difficulties encountered by companies with no approved pharmaceutical products, and with only one product candidate in clinical development.

Threshold’s success depends in part on attracting, retaining and motivating key personnel and, if Threshold fails to do so, it may be more difficult for Threshold to execute Threshold’s business strategy. As a small organization Threshold is dependent on key employees and Threshold will need to hire additional personnel to execute Threshold’s business strategy successfully.

Threshold’s success depends on Threshold’s continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel and on Threshold’s ability to develop and maintain important relationships with leading academic institutions, clinicians and scientists. Threshold is highly dependent upon Threshold’s senior management. The loss of the services of one or more of Threshold’s other key employees could delay or adversely impact the development of Threshold’s product candidates.

In December 2015, Threshold announced a workforce reduction constituting approximately two-thirds of Threshold’s workforce with an additional workforce reduction in September 2016, and as of December 31, 2016, Threshold had only 15 employees. Threshold’s success will depend on Threshold’s ability to retain and motivate remaining personnel and hire additional qualified personnel when required, and Threshold’s history of implementing workforce reductions, along with the potential for future workforce reductions, may negatively affect Threshold’s ability to retain and/or attract talented employees. In addition, competition for qualified personnel in the biotechnology field is intense. Threshold faces competition for personnel from other biotechnology and pharmaceutical companies, universities, public and private research institutions and other organizations. Threshold may not be able to attract and retain qualified personnel on acceptable terms given the competition for such personnel. If Threshold is unsuccessful in Threshold’s retention, motivation and recruitment efforts, Threshold may be unable to execute Threshold’s business strategy.

In addition, certain members of Threshold’s management terms were part of Threshold’s December 2015 and September 2016 workforce reductions, including Threshold’s former Senior Vice Presidents of Regulatory Affairs and Pharmaceutical Development and Manufacturing as well as Threshold’s former Chief Scientific Officer and Threshold’s former Chief Operating Officer. Management transition inherently causes some loss of institutional knowledge, which can negatively affect strategy and execution and disrupt Threshold’s ability to successfully manage and grow Threshold’s business, and Threshold’s results of operations and financial condition could suffer as a result.

Significant disruptions of information technology systems or breaches of data security could adversely affect Threshold’s business.

Threshold’s business is increasingly dependent on critical, complex and interdependent information technology systems, including Internet-based systems, to support business processes as well as internal and external communications. The size and complexity of Threshold’s computer systems make them potentially vulnerable to breakdown, malicious intrusion and computer viruses that may result in the impairment of production and key business processes.

In addition, Threshold’s systems are potentially vulnerable to data security breaches—whether by employees or others—that may expose sensitive data to unauthorized persons. Such data security breaches could lead to the loss of trade secrets or other intellectual property, or could lead to the public exposure of personal information (including sensitive personal information) of Threshold’s employees, clinical trial patients, customers and others. Such disruptions and breaches of security could have a material adverse effect on Threshold’s business, financial condition and results of operations.

Threshold’s facilities in California are located near an earthquake fault, and an earthquake or other natural disaster or resource shortage could disrupt Threshold’s operations.

Important documents and records, such as hard copies of Threshold’s laboratory books and records for Threshold’s product candidates, are located in Threshold’s corporate facilities in Menlo Park, California, near active earthquake zones. In the event of a natural disaster, such as an earthquake, drought or flood, or localized extended outages of critical utilities or transportation systems, Threshold does not have a formal business continuity or disaster recovery plan, and could therefore experience a significant business interruption. In addition, California from time to time has experienced shortages of water, electric power and natural gas. Future shortages and conservation measures could disrupt Threshold’s operations and could result in additional expense. Although Threshold maintains business interruption insurance coverage, the policy specifically excludes coverage for earthquake and flood.

Risks Related to Threshold’s Dependence on Third Parties

Threshold relies on third parties to manufacture evofosfamide and expects to rely on third parties to manufacture any other potential future product candidates that Threshold may develop. If these parties do not manufacture the active pharmaceutical ingredients or finished drug products of satisfactory quality, in a timely manner, in sufficient quantities and at an acceptable cost, clinical development and commercialization of evofosfamide and any other product candidates Threshold may develop could be delayed.

Threshold does not have Threshold’s own manufacturing capability for the evofosfamide active pharmaceutical ingredient, or API, or evofosfamide drug product. To date, Threshold has relied on, and Threshold expects to continue to rely on, a limited number of third-party contract manufacturers and excipient suppliers for the evofosfamide API and evofosfamide drug product to meet Threshold’s clinical supply needs of evofosfamide. Threshold has no long-term commitments or commercial supply agreements with any of Threshold’s evofosfamide suppliers. Threshold’s current and anticipated future dependence upon others for the manufacture of Threshold’s product candidates may adversely affect Threshold’s ability to develop and commercialize any product candidates on a timely and competitive basis.

Threshold needs to have sufficient evofosfamide API and drug product manufactured to meet the clinical supply demands for Threshold’s clinical trials. If Threshold is not successful in having sufficient quantities of evofosfamide API and drug product manufactured, or if manufacturing is interrupted at Threshold’s contract manufacturers and excipient suppliers for evofosfamide API and Threshold’s evofosfamide drug product manufacturers due to regulatory or other reasons, or consumes more drug product than anticipated because of a higher than expected trial utilization or has quality issues that limit the utilization of the drug product, Threshold may experience a significant delay in Threshold’s evofosfamide clinical program. In any event, Threshold will need to order additional evofosfamide API and drug product and Threshold has in the past experienced delays in the receipt of satisfactory drug product, and any additional delays Threshold may experience in the receipt of satisfactory evofosfamide API or drug product could cause significant delays in Threshold’s potential future evofosfamide clinical trials, which would harm Threshold’s business. Moreover, the need for additional supplies and preparation for registration may require manufacturing process improvements in evofosfamide API and drug product. The manufacturing processes improvements for the evofosfamide API may require facilities upgrades at Threshold’s suppliers, which may lead to delays or disruption in supply, or delays in regulatory approval of evofosfamide. Changes to the formulation of evofosfamide for Threshold’s potential future clinical trials may also require bridging studies to demonstrate the comparability of the new formulation with the old. These studies may delay Threshold’s clinical trials and may not be successful. Even if Threshold is successful in raising the additional capital necessary to meaningfully advance the development of evofosfamide, if Threshold is not successful in procuring sufficient evofosfamide clinical trial material, Threshold may experience a significant delay in Threshold’s evofosfamide clinical program. Finally, Threshold has not engaged any backup or alternative suppliers for parts of Threshold’s evofosfamide supply chain for Threshold’s potential future evofosfamide clinical trials. If Threshold is required to engage a backup or alternative supplier, the transfer of technical expertise and manufacturing process to the backup or alternative supplier would be difficult, costly and time-consuming and would increase the likelihood of a significant delay or interruption in manufacturing or a shortage of supply of evofosfamide.

In any event, additional agreements for more supplies of each of Threshold’s product candidates, including evofosfamide, will be needed to complete clinical development and/or commercialize them. In this regard, Threshold may need to enter into agreements for additional supplies of evofosfamide to commercialize it or develop such capability itself. Threshold cannot be certain that Threshold can do so on favorable terms, if at all. Threshold will need to satisfy all current good manufacturing practice, or cGMP, regulations, including passing specifications. Threshold’s inability to satisfy these requirements could delay Threshold’s clinical programs and the potential commercialization of evofosfamide if approved for commercial sale.

If evofosfamide or any of Threshold’s other product candidates is approved by the FDA, the PMDA or other regulatory agencies for commercial sale, Threshold will need to have it manufactured in commercial quantities. It may not be possible to successfully manufacture commercial quantities of evofosfamide or increase the manufacturing capacity for evofosfamide or any of Threshold’s other product candidates in a timely or economically feasible manner. Prior to commercial launch of evofosfamide, Threshold may be required to manufacture additional validation batches, which the FDA, the PMDA and other regulatory agencies must review and approve. If Threshold is unable to successfully manufacture the additional validation batches or increase the manufacturing capacity for evofosfamide or any other product candidates, the regulatory approval or commercial launch of that product candidate may be delayed, or there may be a shortage of supply which could limit sales.

In addition, if the facility or the equipment in the facility that produces Threshold’s product candidates is significantly damaged or destroyed, adversely impacted by an action of a regulatory agency or if the facility is located in another country and trade or commerce with or exportation from such country is interrupted or delayed, Threshold may be unable to replace the manufacturing capacity quickly or inexpensively. The inability to obtain manufacturing agreements, the damage or destruction of a facility on which Threshold relies for manufacturing or any other delays in obtaining supply would delay or prevent Threshold from completing Threshold’s clinical trials and commercializing Threshold’s current product candidates.

In addition, the evofosfamide formulation includes excipients that might be available from a limited number of suppliers. Threshold has not signed long term supply agreements with these excipient suppliers. Threshold will need to enter into long term supply agreements to ensure uninterrupted supply of these excipients to continuously manufacture clinical batches or commercial supplies, which Threshold may be unable to do in a timely or economically feasible manner or at all.

Threshold also expects to rely on contract manufacturers or other third parties to produce sufficient quantities of clinical trial product for any other product candidates that Threshold may develop. It is possible that Threshold might not be able to develop a formulation for evofosfamide with adequate quality that meets the need for testing in Threshold’s clinical trials. In any event, in order for Threshold to commence any potential future clinical trials of Threshold’s current and potential future product candidates, including Threshold’s Phase I clinical trial of evofosfamide, Threshold needs to obtain or have manufactured sufficient quantities of clinical trial product and there can be no assurance that Threshold will be able to obtain sufficient quantities of clinical trial product in a timely manner or at all. Any delay in receiving sufficient supplies of clinical trial product for Threshold’s potential future studies could negatively impact Threshold’s development programs.

Threshold has no control over Threshold’s manufacturers’ and suppliers’ compliance with manufacturing regulations, and their failure to comply could result in an interruption in the supply of Threshold’s product candidates.

The facilities used by Threshold’s single source contract manufacturers must undergo an inspection by the FDA, the PMDA and other foreign agencies for compliance with cGMP regulations, before the respective product candidates can be approved in their region. In the event these facilities do not receive a satisfactory

cGMP inspection for the manufacture of Threshold’s product candidates, Threshold may need to fund additional modifications to Threshold’s manufacturing process, conduct additional validation studies, or find alternative manufacturing facilities, any of which would result in significant cost to Threshold as well as a delay of up to several years in obtaining approval for such product candidate. In addition, Threshold’s contract manufacturers, and any alternative contract manufacturer Threshold may utilize, will be subject to ongoing periodic inspection by the FDA and corresponding state agencies, the PMDA and other foreign agencies for compliance with cGMP regulations, similar foreign regulations and other regulatory standards. Threshold does not have control over Threshold’s contract manufacturers’ compliance with these regulations and standards. Any failure by Threshold’s third-party manufacturers or suppliers to comply with applicable regulations could result in sanctions being imposed on them (including fines, injunctions and civil penalties), failure of regulatory authorities to grant marketing approval of Threshold’s product candidates, delays, suspension or withdrawal of approvals, warning letters, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecution.

Threshold expects to rely on third parties to conduct some of Threshold’s potential future clinical trials, and their failure to perform their obligations in a timely or competent manner may delay development and commercialization of Threshold’s product candidates.

Threshold may use clinical research organizations to assist in conduct of Threshold’s clinical trials. There are numerous alternative sources to provide these services. However, Threshold may face delays outside of Threshold’s control if these parties do not perform their obligations in a timely or competent fashion or if Threshold is forced to change service providers. This risk is heightened for clinical trials conducted outside of the United States, where it may be more difficult to ensure that clinical trials are conducted in compliance with FDA and applicable foreign regulatory requirements. Any third-party that Threshold hires to conduct clinical trials may also provide services to Threshold’s competitors, which could compromise the performance of their obligations to Threshold. If Threshold experiences significant delays in the progress of Threshold’s future clinical trials, if any, the commercial prospects for product candidates could be harmed and Threshold’s ability to generate product revenue would be delayed or prevented.

Threshold is dependent on Eleison Pharmaceuticals, Inc. to develop and commercialize glufosfamide

Threshold is dependent upon Eleison Pharmaceuticals, Inc., or Eleison, to which Threshold exclusively licensed glufosfamide in October 2009, to develop and commercialize glufosfamide. Any profit sharing or other payments to Threshold under the Eleison license depend almost entirely upon the efforts of Eleison, which may not be able to raise sufficient funds to continue clinical development activities with glufosfamide. Even if Eleison is successful at raising sufficient funding, it may not be successful in developing and commercializing glufosfamide. Threshold may also be asked to provide technical assistance related to the development of glufosfamide, which may divert Threshold’s resources from other activities. If the Eleison license terminates in such a way that glufosfamide reverts to Threshold and Threshold seeks alternative arrangements with one or more other parties to develop and commercialize glufosfamide, Threshold may not be able to enter into such an agreement with another suitable third party or third parties on acceptable terms or at all. In such event, since Threshold has no further development plans for glufosfamide, Threshold may not receive any further return on Threshold’s investment in glufosfamide.

Risks Related to Threshold’s Intellectual Property

Hypoxia-targeted prodrug technology is not a platform technology broadly protected by patents, and others may be able to develop competitive drugs using this approach.

Although Threshold has U.S. and foreign issued patents that cover certain hypoxia- and AKR1C3-targeted prodrugs, including evofosfamide, Threshold has no issued patents or pending patent applications that would prevent others from taking advantage of hypoxia-prodrug technology generally to discover and develop new therapies for cancer or other diseases. Consequently, Threshold’s competitors may seek to discover and develop potential therapeutics that operate by mechanisms of action that are the same or similar to the mechanism of action of Threshold’s hypoxia-prodrug product candidate.

Threshold is dependent on patents and proprietary technology. If Threshold fails to adequately protect this intellectual property or if Threshold otherwise do not have exclusivity for the marketing of Threshold’s products, Threshold’s ability to commercialize products could suffer.

Threshold’s commercial success will depend in part on Threshold’s ability to obtain and maintain patent protection sufficient to prevent others from marketing Threshold’s product candidates, as well as to defend and enforce these patents against infringement and to operate without infringing the proprietary rights of others. Threshold will only be able to protect Threshold’s product candidates from unauthorized use by third parties to the extent that valid and enforceable patents cover Threshold’s product candidates or their manufacture or use or if they are effectively protected by trade secrets. If Threshold’s patent applications do not result in issued patents, or if Threshold’s patents are found to be invalid, Threshold will lose the ability to exclude others from making, using or selling the inventions claimed therein. Threshold has a limited number of patents and pending patent applications.

The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date in the United States. The laws of many countries may not protect intellectual property rights to the same extent as United States laws, and those countries may lack adequate rules and procedures for defending Threshold’s intellectual property rights. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of Threshold’s intellectual property. Threshold does not know whether any of Threshold’s patent applications will result in the issuance of any patents and Threshold cannot predict the breadth of claims that may be allowed in Threshold’s patent applications or in the patent applications Threshold may license from others.

The degree of future protection for Threshold’s proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect Threshold’s rights or permit Threshold to gain or keep Threshold’s competitive advantage. For example:

•	Threshold might not have been the first to make the inventions covered by each of Threshold’s pending patent applications and issued patents, and Threshold may have to participate in expensive and protracted interference proceedings to determine priority of invention;

•	Threshold might not have been the first to file patent applications for these inventions;

•	others may independently develop identical, similar or alternative product candidates to any of Threshold’s product candidates;

•	Threshold’s pending patent applications may not result in issued patents;

•	Threshold’s issued patents may not provide a basis for commercially viable products or may not provide Threshold with any competitive advantages or may be challenged by third parties;

•	others may design around Threshold’s patent claims to produce competitive products that fall outside the scope of Threshold’s patents;

•	Threshold may not develop additional patentable proprietary technologies related to Threshold’s product candidates; or

•	the patents of others may prevent Threshold from marketing one or more of Threshold’s product candidates for one or more indications that may be valuable to Threshold’s business strategy.

Moreover, an issued patent does not guarantee Threshold the right to practice the patented technology or commercialize the patented product. Third parties may have blocking patents that could be used to prevent

Threshold from commercializing Threshold’s patented products and practicing Threshold’s patented technology. Threshold’s issued patents and those that may be issued in the future may be challenged, invalidated or circumvented, which could limit Threshold’s ability to prevent competitors from marketing the same or related product candidates or could limit the length of the term of patent protection of Threshold’s product candidates. In addition, the rights granted under any issued patents may not provide Threshold with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, Threshold’s competitors may independently develop similar technologies. Moreover, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of Threshold’s product candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent. Patent term extensions may not be available for these patents. If Threshold is not able to obtain adequate protection for, or defend, the intellectual property position of evofosfamide or any other potential future product candidates, then Threshold may not be able to retain or attract collaborators to partner Threshold’s development programs, including evofosfamide. Further, even if Threshold can obtain protection for and defend the intellectual property position of evofosfamide or any potential future product candidates, Threshold or any of Threshold’s potential future strategic partners still may not be able to exclude competitors from developing or marketing competing drugs. Should this occur, Threshold and potential future strategic partners may not generate any revenues or profits from evofosfamide or any potential future product candidates, or Threshold’s revenue or profit potential would be significantly diminished.

Threshold relies on trade secrets and other forms of non-patent intellectual property protection. If Threshold is unable to protect Threshold’s trade secrets, other companies may be able to compete more effectively against Threshold.

Threshold relies on trade secrets to protect certain aspects of Threshold’s technology, especially where Threshold does not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect, especially in the pharmaceutical industry, where much of the information about a product must be made public during the regulatory approval process. Although Threshold uses reasonable efforts to protect Threshold’s trade secrets, Threshold’s employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose Threshold’s information to competitors. Enforcing a claim that a third party illegally obtained and is using Threshold’s trade secret information is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to or may not protect trade secrets. Moreover, Threshold’s competitors may independently develop equivalent knowledge, methods and know-how.

If Threshold is sued for infringing intellectual property rights of third parties or if Threshold is forced to engage in an interference proceeding, it will be costly and time consuming, and an unfavorable outcome in that litigation or interference would have a material adverse effect on Threshold’s business.

Threshold’s ability to commercialize Threshold’s product candidates depends on Threshold’s ability to develop, manufacture, market and sell Threshold’s product candidates without infringing the proprietary rights of third parties. Numerous United States and foreign patents and patent applications, which are owned by third parties, exist in the general field of cancer therapies or in fields that otherwise may relate to Threshold’s product candidates. If Threshold is shown to infringe, Threshold could be enjoined from use or sale of the claimed invention if Threshold is unable to prove that the patent is invalid. In addition, because patent applications can take many years to issue, there may be currently pending patent applications, unknown to Threshold, which may later result in issued patents that Threshold’s product candidates may infringe, or which may trigger an interference proceeding regarding one of Threshold’s owned or licensed patents or applications. There could also be existing patents of which Threshold is not aware that Threshold’s product candidates may inadvertently infringe or which may become involved in an interference proceeding.

The biotechnology and pharmaceutical industries are characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. For so long as Threshold’s product candidates are in clinical trials, Threshold believes Threshold’s clinical activities fall within the scope of the exemptions provided by 35 U.S.C. Section 271(e) in the United States, which exempts from patent infringement liability activities reasonably related to the development and submission of information to the FDA. As Threshold’s clinical investigational drug product candidates progress toward commercialization, the possibility of a patent infringement claim against Threshold increases. While Threshold attempts to ensure that Threshold’s active clinical investigational drugs and the methods Threshold employs to manufacture them, as well as the methods for their use Threshold intends to promote, do not infringe other parties’ patents and other proprietary rights, Threshold cannot be certain they do not, and competitors or other parties may assert that Threshold infringes their proprietary rights in any event.

Threshold may be exposed to future litigation based on claims that Threshold’s product candidates, or the methods Threshold employs to manufacture them, or the uses for which Threshold intends to promote them, infringe the intellectual property rights of others. Threshold’s ability to manufacture and commercialize Threshold’s product candidates may depend on Threshold’s ability to demonstrate that the manufacturing processes Threshold employs and the use of Threshold’s product candidates do not infringe third-party patents. If third-party patents were found to cover Threshold’s product candidates or their use or manufacture, Threshold could be required to pay damages or be enjoined and therefore unable to commercialize Threshold’s product candidates, unless Threshold obtained a license. A license may not be available to Threshold on acceptable terms, if at all.

Risks Related To Threshold’s Industry

If Threshold’s competitors are able to develop and market products that are more effective, safer or more affordable than Threshold’s products, or obtain marketing approval before Threshold does, Threshold’s commercial opportunities may be limited.

Competition in the biotechnology and pharmaceutical industries is intense and continues to increase, particularly in the area of cancer treatment. Most major pharmaceutical companies and many biotechnology companies are aggressively pursuing oncology development programs, including traditional therapies and therapies with novel mechanisms of action. Threshold’s cancer product candidates face competition from established biotechnology and pharmaceutical companies and from generic pharmaceutical manufacturers. In particular, if approved for commercial sale for pancreatic cancer, evofosfamide would compete with Gemzar®, marketed by Eli Lilly and Company; Tarceva®, marketed by Roche/Genentech and Astellas Oncology; Abraxane® marketed by Celgene; and FOLFIRINOX, which is a combination of generic products that are sold individually by many manufacturers. There may also be product candidates of which Threshold is not aware at an earlier stage of development that may compete with evofosfamide or other potential future product candidates Threshold may develop. In short, each cancer indication for which Threshold is or may be developing product candidates has a number of established medical therapies with which Threshold’s candidates will compete. Threshold’s evofosfamide product candidate for targeting the tumor hypoxia is likely to be in highly competitive markets and may eventually compete with other therapies offered by companies who are developing or were developing drugs that target tumor hypoxia.

Threshold also faces potential competition from academic institutions, government agencies and private and public research institutions engaged in the discovery and development of drugs and therapies. Many of Threshold’s competitors have significantly greater financial resources and expertise in research and development, preclinical testing, conducting clinical trials, obtaining regulatory approvals, manufacturing, sales and marketing than Threshold does. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established pharmaceutical companies.

Threshold’s competitors may succeed in developing products that are more effective, have fewer side effects and are safer or more affordable than Threshold’s product candidates, which would render Threshold’s product candidates less competitive or noncompetitive. These competitors also compete with Threshold to recruit and retain qualified scientific and management personnel, establish clinical trial sites and patient registration for clinical trials, as well as to acquire technologies and technology licenses complementary to Threshold’s programs or advantageous to Threshold’s business. Moreover, competitors that are able to achieve patent protection obtain regulatory approvals and commence commercial sales of their products before Threshold does, and competitors that have already done so, may enjoy a significant competitive advantage.

Threshold’s relationships with customers and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose Threshold to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any product candidates for which Threshold obtains marketing approval. Threshold’s future arrangements with third-party payors and customers may expose Threshold to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which Threshold would market, sell and distribute Threshold’s products. As a biotechnology company, even though Threshold does not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to Threshold’s business. The laws that may affect Threshold’s ability to operate include:

•	The federal Anti-Kickback Statute will constrain Threshold’s marketing practices, educational programs, pricing policies and relationships with healthcare providers or other entities by prohibiting, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

•	Federal civil and criminal false claims laws and civil monetary penalty laws impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•	The Federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also created federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of these statutes or specific intent to violate them to have committed a violation;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•	The federal physician sunshine requirements under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the Affordable Care Act, or ACA, requires manufacturers of drugs, devices, biologics and medical supplies to report annually to HHS information related to payments and other transfers of value to physicians, other healthcare providers, and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members and applicable group purchasing organizations; and

•	Analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and state and foreign laws that govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that Threshold’s business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that Threshold’s business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If Threshold’s operations are found to be in violation of any of these laws or any other governmental regulations that may apply to Threshold, Threshold may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of Threshold’s operations. If any physicians or other healthcare providers or entities with whom Threshold expects to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

There is a substantial risk of product liability claims in Threshold’s business. If Threshold does not obtain sufficient liability insurance, a product liability claim could result in substantial liabilities.

Threshold’s business exposes Threshold to significant potential product liability risks that are inherent in the development, manufacturing and marketing of human therapeutic products. Regardless of merit or eventual outcome, product liability claims may result in:

•	delay or failure to complete Threshold’s clinical trials;

•	withdrawal of clinical trial participants;

•	decreased demand for Threshold’s product candidates;

•	injury to Threshold’s reputation;

•	litigation costs;

•	substantial monetary awards against Threshold; and

•	diversion of management or other resources from key aspects of Threshold’s operations.

If Threshold succeeds in marketing products, product liability claims could result in an FDA or foreign regulatory investigation of the safety or efficacy of Threshold’s products, Threshold’s manufacturing processes and facilities or Threshold’s marketing programs. An FDA or foreign regulatory investigation could also potentially lead to a recall of Threshold’s products or more serious enforcement actions, or limitations on the indications, for which they may be used, or suspension or withdrawal of approval.

Threshold has product liability insurance that covers Threshold’s clinical trials up to a $5 million annual aggregate limit. Threshold intends to expand Threshold’s insurance coverage to include the sale of commercial products if marketing approval is obtained for Threshold’s product candidates or any other compound that Threshold may develop. However, insurance coverage is expensive and Threshold may not be able to maintain insurance coverage at a reasonable cost or at all, and the insurance coverage that Threshold obtains may not be adequate to cover potential claims or losses.

Even if Threshold receives regulatory approval to market Threshold’s product candidates, the market may not be receptive to Threshold’s product candidates upon their commercial introduction, which would negatively affect Threshold’s ability to achieve profitability.

Threshold’s product candidates may not gain market acceptance among physicians, patients, healthcare payors and the medical community. The degree of market acceptance of any approved products will depend on a number of factors, including:

•	the effectiveness of the product;

•	the prevalence and severity of any side effects;

•	potential advantages or disadvantages over alternative treatments;

•	relative convenience and ease of administration;

•	the strength of marketing and distribution support;

•	the price of the product, both in absolute terms and relative to alternative treatments; and

•	sufficient third-party coverage or reimbursement.

If Threshold’s product candidates receive regulatory approval but do not achieve an adequate level of acceptance by physicians, patients, healthcare payors and the medical community, Threshold may not generate product revenues sufficient to attain profitability.

If third-party payors do not cover or adequately reimburse patients for any of Threshold’s product candidates if approved for marketing, Threshold may not be successful in selling them.

Threshold’s ability to commercialize any approved products successfully will depend in part on the extent to which coverage and reimbursement will be available from governmental and other third-party payors, both in the United States and in foreign markets. Even if Threshold succeeds in bringing one or more products to the market, the amount reimbursed for Threshold’s products may be insufficient to allow Threshold to compete effectively and could adversely affect Threshold’s profitability. Coverage and reimbursement by a governmental and other third-party payor may depend upon a number of factors, including a governmental or other third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining coverage and reimbursement approval for a product from each third-party and governmental payor is a time consuming and costly process that could require Threshold to provide supporting scientific, clinical and cost effectiveness data for the use of Threshold’s products to each payor. Threshold may not be able to provide data sufficient to obtain coverage and reimbursement.

Eligibility for coverage does not imply that any drug product will be reimbursed in all cases or at a rate that allows Threshold to make a profit. Interim payments for new products, if applicable, may also not be sufficient to cover Threshold’s costs and may not become permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on payments allowed for lower-cost drugs that are already reimbursed, may be incorporated into existing payments for other products or services and may reflect budgetary constraints and/or Medicare or Medicaid data used to calculate these rates. Net prices for products also may be reduced by mandatory discounts or rebates required by government health care programs or by any future relaxation of laws that restrict imports of certain medical products from countries where they may be sold at lower prices than in the United States.

The health care industry is experiencing a trend toward containing or reducing costs through various means, including lowering reimbursement rates, limiting therapeutic class coverage and negotiating reduced payment schedules with service providers for drug products. The Medicare Prescription Drug, Improvement and Modernization Act of 2003, or MMA, became law in November 2003 and created a broader prescription drug benefit for Medicare beneficiaries. The MMA also contains provisions intended to reduce or eliminate delays in the introduction of generic drug competition at the end of patent or nonpatent market exclusivity. The impact of the MMA on drug prices and new drug utilization over the next several years is unknown. The MMA also made adjustments to the physician fee schedule and the measure by which prescription drugs are presently paid, changing from Average Wholesale Price to Average Sales Price. The effects of these changes are unknown but may include decreased utilization of new medicines in physician prescribing patterns, and further pressure on drug company sponsors to provide discount programs and reimbursement support programs.

In March 2010, the United States Congress enacted the ACA, which, among other things, subjected manufacturers to new annual fees and taxes for certain branded prescription drugs and included the following changes to the coverage and payment for drug products under government health care programs:

•	expanded manufacturers’ rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate for both branded and generic drugs and revising the definition of “average manufacturer price,” or AMP, for calculating and reporting Medicaid drug rebates on outpatient prescription drug prices;

•	addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

•	extended Medicaid drug rebates, previously due only on fee-for-service utilization, to Medicaid managed care utilization, and created an alternate rebate formula for new formulations of certain existing products that is intended to increase the amount of rebates due on those drugs;

•	expanded the types of entities eligible for the 340B drug discount program that mandates discounts to certain hospitals, community centers and other qualifying providers; and

•	established the Medicare Part D coverage gap discount program by requiring manufacturers to provide a 50% point-of-sale discount off the negotiated price of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, which went into effect in April 2013 and will remain in effect through 2024 unless additional Congressional action is taken. In January 2013, former President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals and cancer treatment centers. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors, which may adversely affect Threshold’s future profitability.

There have been, and Threshold expects that there will continue to be, federal and state proposals to constrain expenditures for medical products and services, which may affect reimbursement levels for Threshold’s future products or otherwise result in pricing pressures with respect to Threshold’s future products. In this regard, Threshold expects further federal and state proposals and healthcare reforms to continue to be proposed to limit the price of, or to curb pricing increases for, prescription drugs, including as a result of negative publicity regarding drug pricing strategies by pharmaceutical companies and pricing increases on pharmaceutical products generally, which could limit the prices that can be charged for Threshold’s future products, which in turn may limit Threshold’s commercial opportunity and/or negatively impact revenues from sales of Threshold’s future products. In addition, the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services, frequently change product descriptors, coverage policies, product and service codes, payment methodologies and reimbursement values. Third-party payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates and may have sufficient market power to demand significant price reductions.

Foreign governments tend to impose strict price controls, which may adversely affect Threshold’s potential future profitability.

In some foreign countries, particularly in the European Union and Japan, prescription drug pricing is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, Threshold may be required to conduct a clinical trial that compares the cost-effectiveness of Threshold’s product candidate to other available therapies. If reimbursement of Threshold’s products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, Threshold’s potential future profitability will be negatively affected.

Threshold may incur significant costs complying with environmental laws and regulations, and failure to comply with these laws and regulations could expose Threshold to significant liabilities.

Threshold’s research and development activities use biological and hazardous materials that are dangerous to human health and safety or the environment. Threshold is subject to a variety of federal, state and local laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these materials and wastes resulting from these materials. Threshold is also subject to regulation by the Occupational Safety and Health Administration, or OSHA, the California and federal environmental protection agencies and to regulation under the Toxic Substances Control Act. OSHA or the California or federal environmental protection agencies, may adopt regulations that may affect Threshold’s research and development programs. Threshold is unable to predict whether any agency will adopt any regulations that could have a material adverse effect on Threshold’s operations. Threshold has incurred, and will continue to incur, capital and operating expenditures and other costs in the ordinary course of Threshold’s business in complying with these laws and regulations. Although Threshold believes Threshold’s safety procedures for handling and disposing of these materials comply with federal, state and local laws and regulations, Threshold cannot entirely eliminate the risk of accidental injury or contamination from the use, storage, handling or disposal of hazardous materials. In the event of contamination or injury, Threshold could be held liable for any resulting damages, and any liability could significantly exceed Threshold’s insurance coverage.

•	reduced liquidity for Threshold’s stockholders;

•	potential loss of confidence by employees and potential future partners or collaborators; and

•	loss of institutional investor interest and fewer business development opportunities.

Risks Related to Ownership of Threshold Common Stock

Threshold may not be able to correctly estimate Threshold’s future operating expenses or Threshold’s operating expenses may exceed Threshold’s expectations, which could cause the ownership percentage retained by the Threshold stockholders in the combined company to be reduced.

Pursuant to the terms of the merger agreement, if Threshold’s net cash at the consummation of the merger is less than $12.5 million, the ownership percentage of Threshold’s stockholders, option holders and warrant holders in the combined company immediately following the consummation of the merger will be reduced. As of December 31, 2016, Threshold had cash and cash equivalents totaling $23.6 million. However, certain contingent payments related to the merger, including severance and change of control payments payable to Threshold’s existing and former executive officers, will become due and payable in connection with the closing of the merger.

Threshold’s operating expenses and expenses associated with the merger and Threshold’s obligations thereunder may exceed Threshold’s estimates as a result of a variety of factors, many of which are outside of its control. These factors include:

•	the time, resources and costs associated with the merger, including legal and accounting costs;

•	the costs associated with complying with its obligations under the merger agreement; and

•	the costs of any claims or liabilities related to the proposed merger.

If Threshold has not correctly estimated Threshold’s future operating expenses or Threshold’s operating expenses exceed Threshold’s expectations, Threshold may be below the $12.5 million level at the time of the merger’s closing, which would result in an adjustment to the exchange ratio in the merger agreement such that the ownership percentage retained by the Threshold’s stockholders in the combined company immediately following the merger may be reduced.

If Threshold fails to continue to meet all applicable NASDAQ Capital Market requirements and NASDAQ determines to delist the Threshold common stock, the delisting could adversely affect the market liquidity of the Threshold common stock and the market price of the Threshold common stock could decrease.

The Threshold common stock is listed on The NASDAQ Capital Market. In order to maintain Threshold’s listing, Threshold must meet minimum financial and other requirements, including requirements for a minimum amount of capital, a minimum price per share and continued business operations so that Threshold is not characterized as a “public shell company.” On November 11, 2016, Threshold received a notice from the staff, or the NASDAQ Staff, that, for the previous 30 consecutive business days, the closing bid price for the Threshold common stock was below the $1.00 per share minimum bid price requirement for continued listing on The NASDAQ Capital Market under NASDAQ Listing Rule 5550(a)(2), or the Bid Price Rule. In accordance with NASDAQ Listing Rule 5810(c)(3)(A), the Threshold had 180 calendar days, or until May 10, 2017, to regain compliance with the Bid Price Rule. To regain compliance with the Bid Price Rule, the closing bid price of the Threshold common stock must be at least $1.00 per share for a minimum of 10 consecutive business days at any time during this 180-day period. Threshold did not regain compliance with the rule by May 10, 2017, but became eligible for an additional 180 calendar day compliance period by meeting the continued listing requirement for market value of publicly held shares and all other applicable standards for initial listing on The NASDAQ Capital Market, with the exception of the bid price requirement, and by providing written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. In March 2017, Threshold’s board of directors approved a reverse stock split, within a reverse split ratio of 1-to-5 and 1-to-15 of Threshold common stock, which would be contingent upon stockholder approval (Proposal No. 5). However, if it appears to the NASDAQ Staff that Threshold will not be able to cure the deficiency, NASDAQ will notify Threshold that its common stock will be subject to delisting. In the event of such a notification, Threshold may appeal the NASDAQ Staff’s determination to delist its securities, but there can be no assurance the NASDAQ Staff would grant Threshold’s request for continued listing. If Threshold fails to continue to meet all applicable NASDAQ Capital Market requirements, NASDAQ may determine to delist the Threshold common stock from The NASDAQ Capital Market. If the Threshold common stock is delisted for any reason, it could reduce the value of the Threshold common stock and its liquidity.

If the Threshold common stock is delisted as a result of Threshold’s failure to comply with the Bid Price Requirement or any other NASDAQ continued listing requirement, Threshold would expect the Threshold common stock to be traded in the over-the-counter market, which could adversely affect the liquidity of the Threshold common stock. Additionally, delisting would substantially impair Threshold’s ability to raise additional funds to fund Threshold’s operations, to meaningfully advance the development of evofosfamide and/or to acquire or in-license additional product candidates or development programs, and Threshold could face other significant material adverse consequences, including:

•	a limited availability of market quotations for Threshold common stock;

•	a reduced amount of news and analyst coverage for Threshold;

•	reduced liquidity for Threshold’s stockholders;

•	potential loss of confidence by employees and potential future partners or collaborators; and

•	loss of institutional investor interest and fewer business development opportunities.

The price of Threshold common stock has been and may continue to be volatile.

The stock markets in general, the markets for biotechnology stocks and, in particular, the stock price of the Threshold common stock, have experienced extreme volatility. Further price declines in the stock price of the Threshold common stock could result from general market and economic conditions and a variety of other factors, including:

•	announcements regarding the development of Threshold’s product candidates, including any delays in any potential future clinical trials, and investor perceptions of Threshold’s ability to advance the development of evofosfamide;

•	adverse results or delays in potential future clinical trials of evofosfamide;

•	Threshold’s ability to raise additional capital to advance the development of evofosfamide and the terms of any related financing arrangements;

•	announcements of regulatory approval or non-approval of Threshold’s product candidates, or delays in the applicable regulatory agency review process;

•	adverse actions taken by regulatory agencies with respect to Threshold’s product candidates, clinical trials, manufacturing processes or sales and marketing activities;

•	Threshold’s ability to enter into new collaborative, licensing or other strategic arrangements with respect to Threshold’s product candidates;

•	the terms and timing of any future collaborative, licensing or other strategic arrangements that Threshold may establish;

•	announcements of technological innovations, patents or new products by Threshold or Threshold’s competitors;

•	regulatory developments in the United States, Japan and other foreign countries;

•	any lawsuit involving Threshold or Threshold’s product candidates;

•	Threshold’s ability to comply with the minimum listing requirements of NASDAQ;

•	announcements concerning Threshold’s competitors, or the biotechnology or pharmaceutical industries in general;

•	developments concerning any strategic alliances or acquisitions Threshold may enter into;

•	actual or anticipated variations in Threshold’s operating results;

•	changes in recommendations by securities analysts or lack of analyst coverage;

•	deviations in Threshold’s operating results from the estimates of analysts;

•	sales of Threshold common stock by Threshold, including under Threshold’s sales agreement with Cowen and Company, LLC, or Cowen;

•	sales of Threshold common stock by Threshold’s executive officers, directors and significant stockholders or sales of substantial amounts of common stock; and

•	additional losses of any of Threshold’s key scientific or management personnel.

In the past, following periods of volatility in the market price of a particular company’s securities, litigation has often been brought against that company. Any such lawsuit could consume resources and management time and attention, which could adversely affect Threshold’s business.

If there are large sales of Threshold common stock, the market price of Threshold common stock could drop substantially. In addition, a significant number of shares of Threshold common stock are subject to issuance upon exercise of outstanding options, which upon such exercise would result in dilution to Threshold’s securityholders.

If Threshold or Threshold’s existing stockholders sell a large number of shares of Threshold common stock or the public market perceives that Threshold or Threshold’s existing stockholders might sell shares of Threshold common stock, the market price of the Threshold common stock could decline significantly. As of December 31, 2016, Threshold had 71,560,294 outstanding shares of common stock, substantially all of which may be sold in the public market without restriction, subject to any affiliate restrictions. On November 2, 2015, Threshold entered into a sales agreement with Cowen, or the Cowen Sales Agreement, under which Threshold may sell shares of Threshold common stock from time to time through Cowen, as Threshold’s agent for the offer and sale of the shares, in an aggregate amount not to exceed $50 million. Though Threshold’s ability to sell shares of common stock through Cowen under Threshold’s sales agreement with Cowen is practically limited or precluded altogether due to Threshold’s currently-depressed stock price, to the extent that Threshold sell shares of Threshold common stock pursuant to the sales agreement with Cowen in the future, Threshold’s stockholders will experience dilution. In addition, as of December 31, 2016, there were 10,941,745 shares of Threshold common stock issuable upon the exercise of outstanding options having a weighted-average exercise price of $3.00 per share. Although Threshold cannot determine at this time how many of the currently outstanding options will ultimately be exercised, the options will likely be exercised only if the exercise price is below the market price of the Threshold common stock. To the extent that the options are exercised, additional shares of Threshold common stock will be issued that will be eligible for resale in the public market, which will result in dilution to Threshold’s securityholders.

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on Threshold’s stock price.

Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC require annual management assessments of the effectiveness of Threshold’s internal control over financial reporting. If Threshold fails to maintain the adequacy of Threshold’s internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, Threshold may not be able to ensure that Threshold can conclude on an ongoing basis that Threshold has effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC. If Threshold cannot favorably assess, or Threshold’s independent registered public accounting firm is unable to provide an unqualified attestation report on, the effectiveness of Threshold’s internal control over financial reporting, investor confidence in the reliability of Threshold’s financial reports may be adversely affected, which could have a material adverse effect on Threshold’s stock price.

Threshold’s certificate of incorporation, Threshold’s bylaws and Delaware law contain provisions that could discourage another company from acquiring Threshold and may prevent attempts by Threshold’s stockholders to replace or remove Threshold’s current management.

Provisions of Delaware law, where Threshold is incorporated, Threshold’s certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. In addition, these provisions may frustrate or prevent any attempts by Threshold’s stockholders to replace or remove Threshold’s current management by making it more difficult for stockholders to replace or remove Threshold’s board of directors. These provisions include:

•	authorizing the issuance of “blank check” preferred stock without any need for action by stockholders;

•	providing for a classified board of directors with staggered terms;

•	requiring supermajority stockholder voting to effect certain amendments to Threshold’s certificate of incorporation and bylaws;

•	eliminating the ability of stockholders to call special meetings of stockholders;

•	prohibiting stockholder action by written consent; and

•	establishing advance notice requirements for nominations for election to Threshold’s board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

Claims for indemnification by Threshold’s directors and officers may reduce Threshold’s available funds to satisfy successful third-party claims against Threshold and may reduce the amount of money available to Threshold.

Threshold’s amended and restated certificate of incorporation and amended and restated bylaws provide that Threshold will indemnify Threshold’s directors and officers, in each case to the fullest extent permitted by Delaware law.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, or the DGCL, Threshold’s amended and restated bylaws and Threshold’s indemnification agreements that Threshold has entered into with Threshold’s directors and officers provide that:

•	Threshold will indemnify Threshold’s directors and officers for serving Threshold in those capacities or for serving other business enterprises at Threshold’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	Threshold may, in Threshold’s discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•	Threshold is required to advance expenses, as incurred, to Threshold’s directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•	The rights conferred in Threshold’s amended and restated bylaws are not exclusive, and Threshold is authorized to enter into indemnification agreements with Threshold’s directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	Threshold may not retroactively amend Threshold’s amended and restated bylaw provisions to reduce Threshold’s indemnification obligations to directors, officers, employees and agents.

Threshold’s ability to use Threshold’s net operating losses to offset future taxable income, if any, may be subject to certain limitations.

In general, under Section 382 of the Code, a corporation that undergoes an “ownership change” (generally defined as a greater than 50-percentage-point cumulative change (by value) in the equity ownership of certain stockholders over a rolling three-year period) is subject to limitations on its ability to utilize its pre-change net operating losses, or NOLs, to offset future taxable income. If Threshold undergoes additional ownership changes (some of which changes may be outside Threshold’s control), Threshold’s ability to utilize Threshold’s NOLs could be further limited by Section 382 of the Code. The merger will result in an ownership change under Section 382 of the Code for Threshold, and Threshold’s pre-merger net operating loss carryforwards and certain other tax attributes will be subject to limitation or elimination. The net operating loss carryforwards and certain other tax attributes of Molecular and of the combined company may also be subject to limitations as a result of ownership changes. Threshold’s NOLs may also be impaired under state law. Accordingly, Threshold may not be able to utilize a material portion of Threshold’s NOLs. Furthermore, Threshold’s ability to utilize Threshold’s NOLs is conditioned upon Threshold’s attaining profitability and generating U.S. federal taxable income. Other than for 2015, Threshold has incurred net losses since Threshold’s inception, and Threshold anticipates that it will continue to incur significant losses for the foreseeable future; thus, Threshold does not know whether or when Threshold will generate the U.S. federal taxable income necessary to utilize Threshold’s NOLs. See the risk factors described above under the section titled “—Risks Related to Related to Threshold’s Financial Performance and Operations” beginning on page 51 of this proxy statement/prospectus/information statement.

Threshold has never paid dividends on Threshold common stock, and Threshold does not anticipate paying any cash dividends in the foreseeable future.

Threshold has never declared or paid cash dividends on Threshold common stock. Threshold does not anticipate paying any cash dividends on Threshold common stock in the foreseeable future. Threshold currently intends to retain all available funds and any future earnings to fund the development and growth of Threshold’s business. As a result, capital appreciation, if any, of Threshold common stock will be Threshold’s stockholders’ sole source of gain for the foreseeable future.

Risks Related to Molecular’s Financial Condition and Capital Requirements

Molecular has incurred losses since its inception, has a limited operating history on which to assess its business, and anticipates that it will continue to incur significant losses for the foreseeable future.

Molecular is a clinical development-stage biopharmaceutical company with a limited operating history. Molecular has incurred net losses in each year since its inception in 2009, including net losses of $11.0 million and $5.4 million for the years ended December 31, 2016 and 2015, respectively. As of December 31, 2016, Molecular had an accumulated deficit of $40.4 million.

As of December 31, 2016, Molecular had cash and cash equivalents of $1.7 million. In January 2017, Molecular issued convertible notes, or the Molecular notes, in the aggregate principal amount of $10.0 million. In connection with execution of the merger agreement, Molecular entered into a note purchase agreement and related bridge notes with Threshold pursuant to which Threshold funded to Molecular a principal amount of $2.0 million. Molecular will continue to require substantial additional capital to continue its clinical development and potential commercialization activities. Accordingly, Molecular will need to raise substantial additional capital to continue to fund its operations. The amount and timing of its future funding requirements will depend on many factors, including the pace and results of its clinical development efforts. Failure to raise capital as and when needed, on favorable terms or at all, would have a negative impact on its financial condition and its ability to develop its product candidates.

Molecular has devoted substantially all of its financial resources to identify, acquire, and develop its product candidates, including conducting clinical trials and providing general and administrative support for its operations. To date, Molecular has financed its operations primarily through the sale of equity securities and convertible promissory notes. The amount of its future net losses will depend, in part, on the rate of its future expenditures and its ability to obtain funding through equity or debt financings, strategic collaborations or grants. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. Molecular expects losses to increase as it completes Phase I development and advances into Phase II development its lead product candidates. Molecular has not yet commenced pivotal clinical trials for any product candidate and it may be several years, if ever, before Molecular completes pivotal clinical trials and has a product candidate approved for commercialization. Molecular expects to invest significant funds into the research and development of its current product candidates to determine the potential to advance these product candidates to regulatory approval.

If Molecular obtains regulatory approval to market one or more products, its future revenue will depend upon the size of any markets in which its product candidates may receive approval, and its ability to achieve sufficient market acceptance, pricing, reimbursement from third-party payors and adequate market share for its product candidates in those markets. Even if Molecular obtains adequate market share for one or more products, because the potential markets in which its product candidates may ultimately receive regulatory approval could be very small, Molecular may never become profitable despite obtaining such market share and acceptance of its products.

Molecular expects to continue to incur significant expenses and increasing operating losses for the foreseeable future and its expenses will increase substantially if and as Molecular:

•	continues the clinical development of its product candidate;

•	continues efforts to discover new product candidates;

•	undertakes the manufacturing of its product candidates or increases volumes manufactured by third parties;

•	advances its programs into larger, more expensive clinical trials;

•	initiates additional preclinical, clinical, or other trials or studies for its product candidates;

•	seeks regulatory and marketing approvals and reimbursement for its product candidates;

•	establishes a sales, marketing, and distribution infrastructure to commercialize any products for which Molecular may obtain marketing approval and market for itself;

•	seeks to identify, assess, acquire, and/or develop other product candidates;

•	makes milestone, royalty or other payments under third-party license agreements;

•	seeks to maintain, protect, and expand its intellectual property portfolio;

•	seeks to attract and retain skilled personnel; and

•	experiences any delays or encounters issues with the development and potential for regulatory approval of its clinical candidates such as safety issues, clinical trial accrual delays, longer follow-up for planned studies, additional major studies or supportive studies necessary to support marketing approval.

Further, the net losses Molecular incurs may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of its results of operations may not be a good indication of its future performance.

Molecular’s independent registered public accounting firm has expressed doubt about Molecular’s ability to continue as a going concern.

Based on its cash balances, recurring losses since inception and inadequacy of existing capital resources to fund planned operations for a twelve-month period, Molecular’s independent registered public accounting firm has included an explanatory paragraph in its report on Molecular’s financial statements as of and for the years ended December 31, 2016 and December 31, 2015 expressing substantial doubt about Molecular’s ability to continue as a going concern. Molecular will, during the remainder of 2017, require significant additional funding to continue operations. If Molecular is unable to continue as a going concern, it may be forced to liquidate its assets and the values it receives for its assets in liquidation or dissolution could be significantly lower than the values reflected in its financial statements.

Molecular has never generated any revenue from product sales and may never be profitable.

Molecular has no products approved for commercialization and has never generated any revenue. Molecular’s ability to generate revenue and achieve profitability depends on its ability, alone or with strategic collaborators, to successfully complete the development of, and obtain the regulatory and marketing approvals necessary to commercialize one or more of its product candidates. Molecular does not anticipate generating revenue from product sales for the foreseeable future. Molecular’s ability to generate future revenue from product sales depends heavily on its success in many areas, including but not limited to:

•	completing research and development of one or more of its product candidates;

•	obtaining regulatory and marketing approvals for one or more of its product candidates;

•	manufacturing one or more product candidates and establishing and maintaining supply and manufacturing relationships with third parties that are commercially feasible, meet regulatory requirements and Molecular’s supply needs in sufficient quantities to meet market demand for its product candidates, if approved;

•	marketing, launching and commercializing one or more product candidates for which Molecular obtains regulatory and marketing approval, either directly or with a collaborator or distributor;

•	gaining market acceptance of one or more of its product candidates as treatment options;

•	addressing any competing products;

•	protecting, maintaining and enforcing its intellectual property rights, including patents, trade secrets and know-how;

•	negotiating favorable terms in any collaboration, licensing or other arrangements into which Molecular may enter;

•	obtaining reimbursement or pricing for one or more of its product candidates that supports profitability; and

•	attracting, hiring and retaining qualified personnel.

Even if one or more of the product candidates that Molecular develops is approved for commercial sale, Molecular anticipates incurring significant costs associated with launching and commercializing any approved product candidate. Molecular also will have to develop or acquire manufacturing capabilities or continue to contract with contract manufacturers in order to continue development and potential commercialization of its product candidates. For instance, if Molecular’s costs of manufacturing its drug products are not commercially feasible, then it will need to develop or procure its drug products in a commercially feasible manner to successfully commercialize any future approved product, if any. Additionally, if Molecular is not able to generate revenue from the sale of any approved products, Molecular may never become profitable.

Raising additional capital may cause dilution to Molecular’s stockholders, restrict its operations or require Molecular to relinquish rights.

To the extent that Molecular raises additional capital through the sale of equity, convertible debt or other securities convertible into equity, including the issuance of shares of capital stock by the combined company in the contemplated financing concurrent with the completion of the merger, the ownership interest of Molecular’s stockholders will be diluted, and the terms of these new securities may include liquidation or other preferences that adversely affect rights of Molecular’s stockholders. Debt financing, if available at all, would likely involve agreements that include covenants limiting or restricting Molecular’s ability to take specific actions, such as incurring additional debt, making capital expenditures, making additional product acquisitions or declaring dividends. For instance, Molecular’s loan and security agreement with Silicon Valley Bank limits Molecular’s ability to enter into an asset sale, enter into any change of control, incur additional indebtedness, pay any dividends or enter into specified transactions with its affiliates. Molecular has obtained consent from Silicon Valley Bank to enter into the merger agreement and consummate the merger. If Molecular raises additional funds through strategic collaborations or licensing arrangements with third parties, Molecular may have to relinquish valuable rights to its product candidates or future revenue streams or grant licenses on terms that are not favorable to Molecular. Molecular cannot be assured that it will be able to obtain additional funding if and when necessary to fund its entire portfolio of product candidates to meet its projected plans. If Molecular is unable to obtain funding on a timely basis, Molecular may be required to delay or discontinue one or more of its development programs or the commercialization of any product candidates or be unable to expand its operations or otherwise capitalize on potential business opportunities, which could materially harm Molecular’s business, financial condition, and results of operations.

Molecular also has historically received funds from state and federal government grants for research and development. The grants have been, and any future government grants and contracts Molecular may receive may be, subject to the risks and contingencies set forth below under the section titled “—Risks Related to the Development of Molecular’s Product Candidates—Reliance on government funding for Molecular’s programs may add uncertainty to Molecular’s research and commercialization efforts with respect to those programs that are tied to such funding and may impose requirements that limit Molecular’s ability to take certain actions, increase the costs of commercialization and production of product candidates developed under those programs and subject Molecular to potential financial penalties, which could materially and adversely affect Molecular’s business, financial condition and results of operations.” beginning on page 83 of this proxy statement/prospectus/information statement. Although Molecular might apply for government contracts and grants in the future, it cannot assure you that it will be successful in obtaining additional grants for any product candidates or programs.

Risks Related to the Development of Molecular’s Product Candidates

Clinical trials are costly, time consuming and inherently risky, and Molecular may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.

Clinical development is expensive, time consuming and involves significant risk. Molecular cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of development. Events that may prevent successful or timely completion of clinical development include but are not limited to:

•	inability to generate satisfactory preclinical, toxicology or other in vivo or in vitro data or to develop diagnostics capable of supporting the initiation or continuation of clinical trials;

•	delays in reaching agreement on acceptable terms with clinical research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

•	delays or failure in obtaining required institutional review board, or IRB, approval at each clinical trial site;

•	failure to obtain or delays in obtaining a permit from regulatory authorities to conduct a clinical trial;

•	delays in recruiting or failure to recruit sufficient eligible patients in its clinical trials;

•	failure by clinical sites or CROs or other third parties to adhere to clinical trial requirements;

•	failure by Molecular clinical sites, CROs or other third parties to perform in accordance with the good clinical practices requirements of the FDA or applicable foreign regulatory guidelines;

•	patients withdrawing from Molecular’s clinical trials;

•	adverse events or other issues of concern significant enough for the FDA, or comparable foreing regulatory authority, to put an Investigational New Drug, or IND, on clinical hold;

•	occurrence of adverse events associated with Molecular’s product candidates;

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

•	the cost of clinical trials of Molecular’s product candidates;

•	negative or inconclusive results from Molecular’s clinical trials which may result in Molecular’s deciding, or regulators requiring Molecular, to conduct additional clinical trials or abandon development programs in other ongoing or planned indications for a product candidate; and

•	delays in reaching agreement on acceptable terms with third-party manufacturers and the time for manufacture of sufficient quantities of its product candidates for use in clinical trials.

Any inability to successfully complete clinical development and obtain regulatory approval for one or more of its product candidates could result in additional costs to Molecular or impair its ability to generate revenue. In addition, if Molecular makes manufacturing or formulation changes to its product candidates, Molecular may need to conduct additional nonclinical studies and/or clinical trials to show that the results obtained from such new formulation are consistent with previous results obtained. Clinical trial delays could also shorten any periods during which its products have patent protection and may allow competitors to develop and bring products to market before Molecular does, which could impair its ability to successfully commercialize its product candidates and may harm its business and results of operations.

The approach Molecular is taking to discover and develop next generation immunotoxin therapies (called ETBs) is unproven and may never lead to marketable products.

The scientific discoveries that form the basis for Molecular’s efforts to discover and develop its product candidates are relatively recent. To date, neither Molecular nor any other company has received regulatory approval to market therapeutics utilizing ETBs. The scientific evidence to support the feasibility of developing drugs based on these discoveries is both preliminary and limited. Successful development of ETB therapeutic products by Molecular will require solving a number of issues, including identifying appropriate receptor targets, screening for and selecting potent and safe ETB drug candidates, developing a commercially feasible manufacturing process, successfully completing all required preclinical studies and clinical trials, successfully implementing all other requirements that may be mandated by regulatory agencies from clinical development through post-marketing periods, ensuring intellectual property protection in any territory where an ETB may be commercialized and commercializing an ETB successfully in a competitive product landscape. In addition, any product candidates that Molecular develops may not demonstrate in patients the biological and pharmacological properties ascribed to them in laboratory and preclinical testing, and they may interact with human biological systems in unforeseen, ineffective or even harmful ways. If Molecular does not successfully develop and commercialize one or more product candidates based upon this technological approach, it may not become profitable and the value of its capital stock may decline.

Further, Molecular’s focus on ETB technology for developing product candidates as opposed to multiple, more proven technologies for drug development increases the risk associated with its business. If Molecular is not successful in developing an approved product using ETB technology, it may not be able to identify and successfully implement an alternative product development strategy. In addition, work by other companies pursuing similar technologies may encounter setbacks and difficulties that regulators and investors may attribute to Molecular’s product candidates, whether appropriate or not.

Molecular’s ETB therapeutic product candidates are based on a relatively novel technology, which makes it difficult to predict the time and cost of development and of subsequently obtaining regulatory approval, if at all. To date, no ETB therapeutics have been approved in the United States.

Molecular has concentrated its research and development efforts to date on a limited number of product candidates based on its ETB therapeutic platform and identifying its initial targeted disease indications. Molecular’s future success depends on its successful development of one or more viable product candidates. Currently, only one of its product candidates, MT-3724, is in clinical development, and the remainder of its product candidates are in preclinical development. There can be no assurance that Molecular will not experience problems or delays in developing its product candidates and that such problems or delays will not cause unanticipated costs, or that any such development problems can be solved.

Additionally, the FDA and comparable foreign regulatory authorities have relatively limited experience with ETB therapeutics. No regulatory authority has granted approval to any person or entity, including Molecular, to market or commercialize ETB therapeutics, which may increase the complexity, uncertainty and length of the regulatory approval process for Molecular’s product candidates. If Molecular’s ETB product candidates fail to prove to be safe, effective or commercially viable, its product candidate pipeline would have little, if any, value, which would have a material adverse effect on its business, financial condition or results of operations.

The clinical trial and manufacturing requirements of the FDA, the European Medicines Agency, or the EMA, and other regulatory authorities, and the criteria these regulators use to determine the safety and efficacy of a product candidate, vary substantially according to the type, complexity, novelty and intended use and market of the product candidate. The regulatory approval process for novel product candidates such as ETB therapeutics can be more expensive and take longer than for other, better known or more extensively studied product candidates. It is difficult to determine how long it will take or how much it will cost to obtain regulatory approvals for Molecular’s product candidates in either the United States or the European Union or how long it will take to commercialize its product candidates, even if approved for marketing. Approvals by the European Commission may not be indicative of what the FDA may require for approval, and vice versa, and different or additional preclinical studies and clinical trials may be required to support regulatory approval in each respective jurisdiction. Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a potential product candidate to market could decrease Molecular’s ability to generate sufficient product revenue, and Molecular’s business, financial condition, results of operations and prospects may be harmed.

Molecular’s product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial viability of an approved label, or result in significant negative consequences following marketing approval, if any.

Undesirable side effects caused by its product candidates could cause Molecular or regulatory authorities to interrupt, delay, or terminate clinical trials or result in a restrictive label or delay regulatory approval.

In addition, Molecular’s MT-3724 product candidate has been studied in only a limited number of patients with a confirmed diagnosis of non-Hodgkin’s lymphoma, and the most common adverse events were peripheral edema, diarrhea, myalgia, cough, fatigue, constipation, nausea, anemia, stomatitis, pyrexia, dizziness, headache, insomnia, dyspnea, neutropenia, thrombocytopenia, blurry vision, dysphagia, oral pain, chills, pneumonia, dehydration, hypoalbuminemia, hyponatremia, dysgeusia, oropharyngeal pain, and maculo-papular rash. Molecular may experience a higher rate or severity of adverse events and comparable or higher rates of discontinuation in testing in its future clinical trials. There is no guarantee that additional or more severe side effects will not be identified through ongoing clinical trials of Molecular’s product candidates for current and other indications. Undesirable side effects and negative results for any of Molecular’s product candidates may negatively impact the development and potential for approval of Molecular’s product candidates for their proposed indications.

Additionally, even if one or more of its product candidates receives marketing approval, and Molecular or others later identify undesirable side effects caused by such products, potentially significant negative consequences could result, including but not limited to:

•	regulatory authorities may withdraw approvals of such products;

•	regulatory authorities may require additional warnings on the label;

•	Molecular may be required to create a REMS plan, which could include a medication guide outlining the risks of such side effects for distribution to patients, a communication plan for healthcare providers, and/or other elements to assure safe use;

•	Molecular could be sued and held liable for harm caused to patients; and

•	its reputation may suffer.

Any of these events could prevent Molecular from achieving or maintaining market acceptance of a product candidate, even if approved, and could significantly harm its business, results of operations, and prospects.

Molecular’s product development program may not discover all possible adverse events that patients who take MT-3724 or its other product candidates may experience. The number of subjects exposed to MT-3724 or its other product candidates and the average exposure time in the clinical development program may be inadequate to detect all adverse events, or chance findings, that may only be detected once the product is administered to more patients and for greater periods of time.

Clinical trials by their nature utilize a sample of the potential patient population. However, with a limited number of subjects and limited duration of exposure, Molecular cannot be fully assured all severe side effects of MT-3724 or its other product candidates will be uncovered. Such severe side effects may only be uncovered with a significantly larger number of patients exposed to the drug. If such safety problems occur or are identified after MT-3724 or another product candidate reaches the market, the FDA, or comparable foreign regulatory authority, may require that Molecular amend the labeling of the product or temporarily cease marketing the product, or may even withdraw approval for the product.

Molecular’s ETB therapeutic approach is novel. Negative public opinion and increased regulatory scrutiny of ETB-based therapies may damage public perception of the safety of its product candidates and adversely affect its ability to conduct its business or obtain regulatory approvals for its product candidates.

ETB therapy remains a novel technology, with no ETB therapy product approved to date in the United States. Public perception may be influenced by claims that ETB therapy is unsafe, and ETB therapy may not gain the acceptance of the public or the medical community. In particular, Molecular’s success will depend upon physicians who specialize in the treatment of the diseases targeted by Molecular’s product candidates prescribing treatments that involve the use of one or more of its approved product candidates in lieu of, or in addition to, existing treatments with which they are familiar and for which greater clinical data may be available. More restrictive government regulations or negative public opinion regarding ETB-based therapeutics could have an adverse effect on Molecular’s business, financial condition or results of operations and may delay or impair the development and commercialization of its product candidates or demand for any products Molecular may develop. Serious adverse events, or SAEs, in ETB clinical trials for Molecular’s competitors’ products, even if not ultimately attributable to the relevant product candidates, and the resulting publicity, could result in increased government regulation, unfavorable public perception, potential regulatory delays in the testing or approval of Molecular’s product candidates, stricter labeling requirements for those product candidates that are approved and a decrease in demand for any such product candidates.

Molecular is heavily dependent on the success of its product candidates, the most advanced of which is in the early stages of clinical development. Some of its product candidates have produced results in preclinical settings to date, or for other indications than those for which Molecular contemplates conducting development and seeking FDA approval, and Molecular cannot give any assurance that it will generate data for any of its product candidates sufficient to receive regulatory approval in its planned indications, which will be required before they can be commercialized.

Molecular has invested substantially all of its efforts and financial resources to identify, acquire and develop its portfolio of product candidates. Its future success is dependent on its ability to successfully further develop, obtain regulatory approval for, and commercialize one or more product candidates. Molecular currently generates no revenue from sales of any products, and Molecular may never be able to develop or commercialize a product candidate.

Molecular currently has one product candidate in Phase I clinical trials. MT-3724 has only been administered in patients with non-Hodgkin’s lymphoma. This is only one of the multiple indications for which Molecular plans to develop this product candidate. Additionally, Molecular’s clinical and preclinical data to date is not validated and Molecular has no way of knowing if after validation Molecular’s clinical trial data will be complete and consistent. There can be no assurance that the data that Molecular develops for its product candidates in its planned indications will be sufficient to obtain regulatory approval.

In addition, none of its product candidates has advanced into a pivotal clinical trial for Molecular’s proposed indications and it may be years before any such clinical trial is initiated and completed, if at all. Molecular is not permitted to market or promote any of its product candidates before it receives regulatory approval from the FDA or comparable foreign regulatory authorities, and Molecular may never receive such regulatory approval for any of its product candidates. Molecular cannot be certain that any of its product candidates will be successful in clinical trials or receive regulatory approval. Further, Molecular’s product candidates may not receive regulatory approval even if they are successful in clinical trials. If Molecular does not receive regulatory approvals for its product candidates, Molecular may not be able to continue its operations.

Product development involves a lengthy and expensive process with an uncertain outcome, and results of earlier preclinical studies and clinical trials may not be predictive of future clinical trial results.

Clinical testing is expensive and generally takes many years to complete, and the outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of Molecular’s product candidates may not be predictive of the results of larger, later-stage controlled clinical trials. Product candidates that have shown promising results in early-stage clinical trials may still suffer significant setbacks or failure in subsequent clinical trials. Molecular’s clinical trial to date has been conducted on a small number of patients in limited numbers of clinical sites for a limited number of indications. Molecular will have to conduct larger, well-controlled trials in its proposed indications to verify the results obtained to date and to support any regulatory submissions for further clinical development. A number of companies in the biopharmaceutical industry have suffered significant setbacks or failure in advanced clinical trials due to lack of efficacy or adverse safety profiles despite promising results in earlier, smaller clinical trials. Moreover, clinical data are often susceptible to varying interpretations and analyses. Molecular does not know whether any Phase I, Phase II, Phase III or other clinical trials Molecular may conduct will demonstrate consistent or adequate efficacy and safety with respect to the proposed indication for use sufficient to receive regulatory approval or market its drug candidates.

Molecular may use its financial and human resources to pursue a particular research program or product candidate and fail to capitalize on programs or product candidates that may be more profitable or for which there is a greater likelihood of success.

Because Molecular has limited financial and human resources, it may forego or delay pursuit of opportunities with some programs or product candidates or for other indications that later prove to have greater commercial potential. Molecular’s resource allocation decisions may cause it to fail to capitalize on viable commercial products or more profitable market opportunities. Molecular’s spending on current and future research and development programs and future product candidates for specific indications may not yield any commercially viable products. Molecular may also enter into additional strategic collaboration agreements to develop and commercialize some of its programs and potential product candidates in indications with potentially large commercial markets. If Molecular does not accurately evaluate the commercial potential or target market for a particular product candidate, it may relinquish valuable rights to that product candidate through strategic collaborations, licensing or other royalty arrangements in cases in which it would have been more advantageous for Molecular to retain sole development and commercialization rights to such product candidate, or Molecular may allocate internal resources to a product candidate in a therapeutic area in which it would have been more advantageous to enter into a partnering arrangement.

Molecular may find it difficult to enroll patients in its clinical trials given the limited number of patients who have the diseases for which its product candidates are being studied. Difficulty in enrolling patients could delay or prevent clinical trials of its product candidates.

Identifying and qualifying patients to participate in clinical trials of Molecular’s product candidates is essential to its success. The timing of Molecular’s clinical trials depends in part on the rate at which Molecular can recruit patients to participate in clinical trials of its product candidates, and Molecular may experience delays in its clinical trials if it encounters difficulties in enrollment.

The eligibility criteria of Molecular’s planned clinical trials may further limit the available eligible trial participants as Molecular expects to require that patients have specific characteristics that Molecular can measure or meet the criteria to assure their conditions are appropriate for inclusion in its clinical trials. For instance, Molecular’s Phase I clinical trial of MT-3724 includes patients with non-Hodgkin’s lymphoma. The estimated prevalence of non-Hodgkin’s lymphoma in the United States is that an estimated 72,580 new cases and 20,150 deaths will be attributable to non-Hodgkin’s B-cell lymphomas in 2016. Molecular may not be able to identify, recruit and enroll a sufficient number of patients to complete its clinical trials in a timely manner because of the perceived risks and benefits of the product candidate under study, the availability and efficacy of competing therapies and clinical trials, and the willingness of physicians to participate in its planned clinical trials. If patients are unwilling to participate in Molecular’s clinical trials for any reason, the timeline for conducting trials and obtaining regulatory approval of its product candidates may be delayed.

If Molecular experiences delays in the completion of, or termination of, any clinical trials of its product candidates, the commercial prospects of its product candidates could be harmed, and its ability to generate product revenue from any of these product candidates could be delayed or prevented. In addition, any delays in completing its clinical trials would likely increase its overall costs, impair product candidate development and jeopardize its ability to obtain regulatory approval relative to its current plans. Any of these occurrences may harm its business, financial condition, and prospects significantly.

Molecular may face potential product liability, and, if successful claims are brought against it, Molecular may incur substantial liability and costs. If the use or misuse of Molecular’s product candidates harms patients, or is perceived to harm patients even when such harm is unrelated to its product candidates, Molecular’s regulatory approvals, if any, could be revoked or otherwise negatively impacted and Molecular could be subject to costly and damaging product liability claims. If Molecular is unable to obtain adequate insurance or is required to pay for liabilities resulting from a claim excluded from, or beyond the limits of, its insurance coverage, a material liability claim could adversely affect its financial condition.

The use or misuse of Molecular’s product candidates in clinical trials and the sale of any products for which Molecular may obtain marketing approval exposes Molecular to the risk of potential product liability claims. Product liability claims might be brought against Molecular by consumers, healthcare providers, pharmaceutical companies or others selling or otherwise coming into contact with its product candidates and approved products, if any. There is a risk that Molecular’s product candidates may induce adverse events. If Molecular cannot successfully defend against product liability claims, it could incur substantial liability and costs. Some of Molecular’s ETB therapeutics have shown in clinical trials adverse events, including peripheral edema, diarrhea, myalgia, cough, fatigue, constipation, nausea, anemia, stomatitis, pyrexia, dizziness, headache, insomnia, dyspnea, neutropenia, thrombocytopenia, blurry vision, dysphagia, oral pain, chills, pneumonia, dehydration, hypoalbuminemia, hyponatremia, dysgeusia, oropharyngeal pain, and maculo-papular rash, among others. There is a risk that Molecular’s future product candidates may induce similar or more severe adverse events. Patients with the diseases targeted by Molecular’s product candidates may already be in severe and advanced stages of disease and have both known and unknown significant preexisting and potentially life-threatening health risks. During the course of treatment, patients may suffer adverse events, including death, for reasons that may be related to Molecular’s product candidates. Such events could subject Molecular to costly litigation, require it to pay substantial amounts of money to injured patients, delay, negatively impact or end its opportunity to receive or maintain regulatory approval to market its products, or require Molecular to suspend or abandon its commercialization efforts. Even in a circumstance in which an adverse event is unrelated to Molecular’s product candidates, the investigation into the circumstance may be time-consuming or inconclusive. These investigations may delay Molecular’s regulatory approval process or impact and limit the type of regulatory approvals its product candidates receive or maintain. As a result of these factors, a product liability claim, even if successfully defended, could have a material adverse effect on Molecular’s business, financial condition or results of operations.

Although Molecular has product liability insurance covering its clinical trials in the United States for up to $4.0 million per occurrence up to an aggregate limit of $4.0 million, its insurance may be insufficient to reimburse it for any expenses or losses Molecular may suffer. Molecular also will likely be required to increase its product liability insurance coverage for the advanced clinical trials that it plans to initiate. If Molecular obtains marketing approval for any of its product candidates, it will need to expand its insurance coverage to include the sale of commercial products. There is no way to know if Molecular will be able to continue to obtain product liability coverage and obtain expanded coverage if it requires it, in sufficient amounts to protect it against losses due to liability, on acceptable terms, or at all. Molecular may not have sufficient resources to pay for any liabilities resulting from a claim excluded from, or beyond the limits of, its insurance coverage. Where Molecular has provided indemnities in favor of third parties under its agreements with them, there is also a risk that these third parties could incur liability and bring a claim under such indemnities. An individual may bring a product liability claim against Molecular alleging that one of its product candidates causes, or is claimed to have caused, an injury or is found to be unsuitable for consumer use. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and breach of warranties. Claims also could be asserted under state consumer protection acts. Any product liability claim brought against Molecular, with or without merit, could result in:

•	withdrawal of clinical trial volunteers, investigators, patients or trial sites or limitations on approved indications;

•	the inability to commercialize, or if commercialized, decreased demand for, its product candidates;

•	if commercialized, product recalls, withdrawals of labeling, marketing or promotional restrictions or the need for product modification;

•	initiation of investigations by regulators;

•	loss of revenues;

•	substantial costs of litigation, including monetary awards to patients or other claimants;

•	liabilities that substantially exceed Molecular’s product liability insurance, which Molecular would then be required to pay itself;

•	an increase in Molecular’s product liability insurance rates or the inability to maintain insurance coverage in the future on acceptable terms, if at all;

•	the diversion of management’s attention from Molecular’s business; and

•	damage to Molecular’s reputation and the reputation of its products and its technology.

Product liability claims may subject Molecular to the foregoing and other risks, which could have a material adverse effect on its business, financial condition or results of operations.

Risks Related to Regulatory Approval of Molecular’s Product Candidates and Other Legal Compliance Matters

A potential breakthrough therapy designation by the FDA for Molecular’s product candidates may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that Molecular’s product candidates will receive marketing approval.

Molecular may seek a breakthrough therapy designation from the FDA for some of its product candidates. A breakthrough therapy is defined as a drug or biological product that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug or biological product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs or biological products that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of a clinical trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA could also be eligible for accelerated approval.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if Molecular believes one of its product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a breakthrough therapy designation for a product candidate may not result in a faster development process, review or approval compared to drugs considered for approval under conventional or other accelerated FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of Molecular’s product candidates qualify and are designated as breakthrough therapies, the FDA may later decide that the drugs or biological products no longer meet the conditions for designation and the designation may be rescinded.

Molecular may seek Fast Track designation for one or more of its product candidates, but it might not receive such designation, and even if Molecular does, such designation may not actually lead to a faster development or regulatory review or approval process.

If a product candidate is intended for the treatment of a serious condition and nonclinical or clinical data demonstrate the potential to address unmet medical need for this condition, a product sponsor may apply for FDA Fast Track designation. If Molecular seeks Fast Track designation for a product candidate, Molecular may not receive it from the FDA. However, even if Molecular receives Fast Track designation, Fast Track designation does not ensure that Molecular will receive marketing approval or that approval will be granted within any particular timeframe. Molecular may not experience a faster development or regulatory review or approval process with Fast Track designation compared to conventional FDA procedures. In addition, the FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from Molecular’s clinical development program. Fast Track designation alone does not guarantee qualification for the FDA’s priority review procedures.

Even if Molecular obtains regulatory approval for a product, Molecular will remain subject to ongoing regulatory requirements.

If any of Molecular’s product candidates are approved, Molecular will be subject to ongoing regulatory requirements with respect to manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing clinical trials and submission of safety, efficacy and other post-approval information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities.

Manufacturers and manufacturers’ facilities are required to continuously comply with FDA and comparable foreign regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to cGMP regulations and corresponding foreign regulatory manufacturing requirements. As such, Molecular and its contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any NDA or marketing authorization application.

Any regulatory approvals that Molecular receives for its product candidates may be subject to limitations on the approved indicated uses for which the product candidate may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase IV clinical trials, and surveillance to monitor the safety and efficacy of the product candidate. Molecular will be required to report adverse reactions and production problems, if any, to the FDA and comparable foreign regulatory authorities. Any new legislation addressing drug safety issues could result in delays in product development or commercialization, or increased costs to assure compliance. If its original marketing approval for a product candidate was obtained through an accelerated approval pathway, Molecular could be required to conduct a successful post-marketing clinical trial in order to confirm the clinical benefit for its products. An unsuccessful post-marketing clinical trial or failure to complete such a trial could result in the withdrawal of marketing approval.

If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of a product, the regulatory agency may impose restrictions on that product or Molecular, including requiring withdrawal of the product from the market. If Molecular fails to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may, among other things:

•	issue warning letters;

•	impose civil or criminal penalties;

•	suspend or withdraw regulatory approval;

•	suspend any of Molecular’s ongoing clinical trials;

•	refuse to approve pending applications or supplements to approved applications submitted by Molecular;

•	impose restrictions on Molecular’s operations, including closing its contract manufacturers’ facilities; or

•	require a product recall.

Any government investigation of alleged violations of law would be expected to require Molecular to expend significant time and resources in response and could generate adverse publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect Molecular’s ability to develop and commercialize its products and the value of Molecular and its operating results would be adversely affected.

Healthcare legislative reform measures may have a material adverse effect on Molecular’s business, financial condition or results of operations.

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the ACA was passed. The ACA was intended to substantially change the way health care is financed by both governmental and private insurers, and significantly impacts the U.S. pharmaceutical industry. The ACA, among other things, addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations, establishes annual fees and taxes on manufacturers of specified branded prescription drugs, and promotes a new Medicare Part D coverage gap discount program. However, the ACA has been under threat of repeal since its passage and in May 2017, the U.S. House of Representatives passed legislation known as the American Health Care Act, or the AHCA, which, if enacted, would amend and repeal significant portions of the ACA. While the AHCA was passed by the U.S. House of Representatives, it is unclear whether and in what form this legislation might be passed by the U.S. Senate and, if so, what form any final legislation might take. In any event, it is not clear what the impact of this legislation or other healthcare reform measures that may be adopted in the future will have on any of Molecular’s product candidates if they are approved.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted, and Molecular expects that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand or lower pricing for its product candidates or additional pricing pressures.

Molecular may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws, and health information privacy and security laws. If Molecular is unable to comply, or has not fully complied, with such laws, it could face substantial penalties.

If Molecular obtains FDA approval for any of its product candidates and begins commercializing those products in the United States, its operations will be subject to various federal and state fraud and abuse laws, including, the federal Anti-Kickback Statute, the federal False Claims Act, and physician sunshine laws and regulations. These laws may impact, among other things, its proposed sales, marketing and education programs. In addition, Molecular may be subject to patient privacy regulation by both the federal government and the states in which Molecular conduct its business. The laws that may affect its ability to operate include:

•	the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;

•	federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent;

•	HIPAA, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

•	the federal physician sunshine requirements under the Health Care Reform Laws requires manufacturers of drugs, devices, biologics and medical supplies to report annually to the U.S. Department of Health and Human Services information related to payments and other transfers of value to physicians, other healthcare providers and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members and applicable group purchasing organizations; and

•

state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including governmental and private payors, to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures, and state laws governing the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of Molecular’s business activities could be subject to challenge under one or more of such laws. In addition, recent health care reform legislation has strengthened these laws. For example, the Health Care Reform Law, among other things, amends the intent requirement of the federal Anti-Kickback Statute and criminal healthcare fraud statute. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. Moreover, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

If Molecular’s operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to Molecular, Molecular may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from participation in government health care programs, such as Medicare and Medicaid, imprisonment, and the curtailment or restructuring of its operations, any of which could adversely affect its ability to operate Molecular’s business and its results of operations.

Reliance on government funding for Molecular’s programs may add uncertainty to Molecular’s research and commercialization efforts with respect to those programs that are tied to such funding and may impose requirements that limit Molecular’s ability to take certain actions, increase the costs of commercialization and production of product candidates developed under those programs and subject Molecular to potential financial penalties, which could materially and adversely affect Molecular’s business, financial condition and results of operations.

During the course of Molecular’s development of its lead product candidate, it has been funded in significant part through state grants, including but not limited to the substantial funding it has received from the Cancer Prevention & Research Institute of Texas, or CPRIT. In addition to the funding Molecular has received to date, it has applied and intends to continue to apply for federal and state grants to receive additional funding in the future. Molecular has been awarded a second CPRIT grant for Molecular’s MT-4019 program where contract negotiations are still ongoing and may or may not be successful. Contracts and grants funded by the U.S. government, state governments and their related agencies, including Molecular’s contracts with the State of Texas pertaining to funds Molecular has already received, include provisions that reflect the government’s substantial rights and remedies, many of which are not typically found in commercial contracts, including powers of the government to:

•	require repayment of all or a portion of the grant proceeds, in certain cases with interest, in the event Molecular violates certain covenants pertaining to various matters that include any potential relocation outside of the State of Texas, failure to achieve certain milestones or to comply with terms relating to use of grant proceeds, or failure to comply with certain laws;

•	terminate agreements, in whole or in part, for any reason or no reason;

•	reduce or modify the government’s obligations under such agreements without the consent of the other party;

•	claim rights, including certain intellectual property rights, in products and data developed under such agreements;

•	audit contract-related costs and fees, including allocated indirect costs;

•	suspend the contractor or grantee from receiving new contracts pending resolution of alleged violations of procurement laws or regulations;

•	impose State of Texas or U.S. manufacturing requirements for products that embody inventions conceived or first reduced to practice under such agreements;

•	impose qualifications for the engagement of manufacturers, suppliers and other contractors as well as other criteria for reimbursements;

•	suspend or debar the contractor or grantee from doing future business with the government;

•	control and potentially prohibit the export of products;

•	pursue criminal or civil remedies under the False Claims Act, False Statements Act and similar remedy provisions specific to government agreements; and

•	limit the government’s financial liability to amounts appropriated by the State of Texas on a fiscal-year basis, thereby leaving some uncertainty about the future availability of funding for a program even after it has been funded for an initial period.

•	In addition to those powers set forth above, the government funding Molecular may receive could also impose requirements to make payments based upon sales of Molecular’s products in the future. For example, under the terms of Molecular’s award from CPRIT, Molecular is required to pay CPRIT a portion of its revenues from sales of products directly funded by CPRIT, or received from Molecular’s licensees or sublicensees, at a percentage in the mid-single digits until the aggregate amount of such payments equals a specified multiple of the grant amount, and thereafter at a rate of less than or equal to three percent, subject to Molecular’s right, under certain circumstances, to make a one-time payment in a specified amount to CPRIT to buy out such payment obligations. See the section titled “Molecular Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” beginning on page 298 of this proxy statement/prospectus/information statement for a description of the CPRIT grant, which includes a description of Molecular’s obligations to make royalty payments.

Molecular may not have the right to prohibit the State of Texas or, if relevant under possible future federal grants, the U.S. government, from using certain technologies developed by Molecular, and Molecular may not be able to prohibit third-party companies, including Molecular’s competitors, from using those technologies in providing products and services to the U.S. government. The U.S. government generally takes the position that it has the right to royalty-free use of technologies that are developed under U.S. government contracts. These and other provisions of government grants may also apply to intellectual property Molecular licenses now or in the future.

In addition, government contracts and grants normally contain additional requirements that may increase Molecular’s costs of doing business, reduce Molecular’s profits and expose Molecular to liability for failure to comply with these terms and conditions. These requirements include, for example:

•	specialized accounting systems unique to government contracts and grants;

•	mandatory financial audits and potential liability for price adjustments or recoupment of government funds after such funds have been spent;

•	public disclosures of certain contract and grant information, which may enable competitors to gain insights into Molecular’s research program; and

•	mandatory socioeconomic compliance requirements, including labor standards, non-discrimination and affirmative action programs and environmental compliance requirements.

If Molecular fails to maintain compliance with any such requirements that may apply to it now or in the future, it may be subject to potential liability and to termination of its contracts.

If Molecular fails to comply with environmental, health and safety laws and regulations, Molecular could become subject to fines or penalties or incur costs that could have a material adverse effect on its business, financial condition or results of operations.

Molecular’s research and development activities and its third-party manufacturers’ and suppliers’ activities involve the controlled storage, use, and disposal of hazardous materials, including the components of its product candidates and other hazardous compounds. Molecular and its manufacturers and suppliers are subject to laws and regulations governing the use, manufacture, storage, handling, and disposal of these hazardous materials. In some cases, these hazardous materials and various wastes resulting from their use are stored at Molecular’s and its manufacturers’ facilities pending their use and disposal. Molecular cannot eliminate the risk of contamination, which could cause an interruption of its commercialization efforts, research and development efforts and business operations; environmental damage resulting in costly clean-up; and liabilities under applicable laws and regulations governing the use, storage, handling, and disposal of these materials and specified waste products. Although Molecular believes that the safety procedures utilized by it and its third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, Molecular cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, Molecular may be held liable for any resulting damages and such liability could exceed its resources and state or federal or other applicable authorities may curtail Molecular’s use of specified materials and/or interrupt its business operations. Furthermore, environmental laws and regulations are complex, change frequently, and have tended to become more stringent. Molecular cannot predict the impact of such changes and cannot be certain of its future compliance. Molecular does not currently carry biological or hazardous waste insurance coverage.

Risks Related to Molecular’s Intellectual Property

Molecular’s ability to compete may decline if it is unable to establish intellectual property rights or if its intellectual property rights are inadequate to protect its ETB technology, present and future product candidates and related processes for its developmental pipeline.

Molecular relies or will rely upon a combination of patents, trade secret protection, and confidentiality agreements to protect its intellectual property related to its technologies, products and product candidates. Its commercial success and viability depends in large part on its and any potential future licensors’ ability to obtain, maintain and enforce patent and other intellectual property protections in the United States, Europe and other countries worldwide with respect to its current and future proprietary technologies and product candidates. If Molecular or its future collaboration partners do not adequately protect such intellectual property, competitors may be able to use its technologies and erode or negate any competitive advantage it may have, which could materially harm Molecular’s business, negatively affect its position in the marketplace, limit its ability to commercialize product candidates and delay or render impossible its achievement of profitability.

Molecular’s strategy and future prospects are based, in particular, on its patent portfolio. Molecular and its future collaboration partners or licensees will best be able to protect its proprietary ETB technologies, products, product candidates and their uses from unauthorized use by third parties to the extent that valid and enforceable patents, effectively protected trade secrets, or other regulatory exclusivities, cover them. Molecular has sought to protect its proprietary position by filing patent applications in the United States and elsewhere worldwide related to its proprietary ETB technologies, product candidates and methods of use that are important to its business. This process is expensive and time consuming, and Molecular may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that Molecular will fail to identify patentable aspects of its research and development output before it is too late to obtain meaningful patent protection.

Intellectual property rights have limitations and do not necessarily address all potential threats to Molecular’s competitive advantage. Molecular’s ability to obtain patent protection for its proprietary technologies, product candidates and their uses is uncertain and the degree of future protection afforded by its intellectual property rights is uncertain due to a number of factors, including, but not limited to:

•	Molecular or its future collaboration partners may not have been the first to make the inventions covered by pending patent applications or issued patents;

•	Molecular or its future collaboration partners may not have been the first to file patent applications covering its ETB technology, product candidates, compositions or their uses;

•	others may independently develop identical, similar or alternative methods, products product candidates or compositions and uses thereof;

•	Molecular or its future collaboration partners’ disclosures in patent applications may not be sufficient to meet the statutory requirements for patentability;

•	any or all of Molecular or its future collaboration partners’ pending patent applications may not result in issued patents;

•	Molecular or its future collaboration partners may not seek or obtain patent protection in countries that may eventually provide it with a significant business opportunity;

•	any patents issued to Molecular or its future collaboration partners may not provide a basis for commercially viable products, may not provide any competitive advantages or may be successfully challenged by third parties;

•	Molecular or its future collaboration partners’ products, compositions and methods may not be patentable;

•	others may design around Molecular’s or its future collaboration partners’ patent claims to produce competitive products or uses which fall outside of the scope of Molecular’s patents or other intellectual property rights;

•	others may identify prior art or other bases which could invalidate Molecular or its future collaboration partners’ patents;

•	Molecular’s competitors might conduct research and development activities in the United States and other countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where Molecular or its future collaboration partners do not have patent rights, and then use the information learned from such activities to develop competitive products for sale in major commercial markets; or

•	Molecular or its future collaboration partners may not develop additional proprietary technologies or products that are patentable.

Further, the patent position of biotechnology and pharmaceutical companies generally is highly uncertain and involves complex legal and factual questions for which legal principles remain unsolved. The patent applications that Molecular owns or in-licenses may fail to result in issued patents with claims that cover its product candidates in the United States or in other foreign countries. There is no assurance that all potentially relevant prior art relating to its patents and patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue, and even if such patents cover Molecular’s product candidates, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed, found unenforceable or invalidated. Furthermore, even if they are unchallenged, Molecular’s patents and patent applications may not adequately protect its intellectual property, provide exclusivity for its product candidates or prevent others from designing around the Molecular claims. Any of these outcomes could impair Molecular’s ability to prevent competition from third parties, which may have an adverse impact on its business.

Molecular, independently or together with its licensors, has filed several patent applications covering various aspects of its ETB technology, product candidates and associated assays and uses. Molecular cannot offer any assurances about which, if any, patents will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to Molecular after patent issuance could deprive Molecular of rights necessary for the successful commercialization of any product candidates that Molecular may develop. Further, if Molecular encounters delays in regulatory approvals, the period of time during which Molecular could market a product candidate under patent protection could be reduced.

If Molecular cannot obtain and maintain effective protection of exclusivity from its regulatory efforts and intellectual property rights, including patent protection or data exclusivity, for its product candidates, Molecular may not be able to compete effectively and its business and results of operations would be harmed.

Molecular may not have sufficient patent terms and regulatory exclusivity protections for its product candidates to effectively protect its competitive position.

Patents have a limited term. In the United States and most jurisdictions worldwide, the statutory expiration of a non-provisional patent is generally 20 years after it is filed. Although various extensions may be available, the life of a patent, and the protection it affords, is limited. Even if patents covering Molecular’s technologies, product candidates and associated uses are obtained, once the patent life has expired for a product candidate, Molecular may be open to competition from generic, biosimilar or biobetter medications.

Patent term extensions under the Hatch-Waxman Act in the United States, and regulatory extensions in Japan and certain other countries, and under Supplementary Protection Certificates in Europe, may be available to extend the patent or data exclusivity terms of Molecular’s product candidates depending on the timing and duration of the regulatory review process relative to patent term. In addition, upon issuance in the United States, any patent term may be adjusted based on specified delays caused by the applicant(s) or the USPTO. Molecular will likely rely on patent term extensions, and Molecular cannot provide any assurances that any such patent term extensions will be obtained and, if so, for how long. As a result, Molecular may not be able to maintain exclusivity for its product candidates for an extended period after regulatory approval, if any, which would negatively impact its business, financial condition, results of operations and prospects. If Molecular does not have sufficient patent terms or regulatory exclusivity to protect its product candidates, its business and results of operations will be adversely affected.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing Molecular’s ability to protect its products, and recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of its patent applications and the enforcement or defense of its issued patents.

As is the case with other biotechnology companies, Molecular’s success is heavily dependent on patents. Obtaining and enforcing patents in the biotechnology industry involve both technological and legal complexity, and is therefore costly, time-consuming and inherently uncertain. In addition, the United States has recently enacted and is currently implementing wide-ranging patent reform legislation. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in specified circumstances and weakened the rights of patent owners in specified situations. In addition to increasing uncertainty with regard to Molecular’s ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken Molecular’s ability to obtain new patents or to enforce Molecular’s existing patents and patents that it might obtain in the future.

For Molecular’s U.S. patent applications containing a claim not entitled to priority before March 16, 2013, there is a greater level of uncertainty in the patent law. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. The USPTO has promulgated regulations and developed procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first inventor to file provisions, did not come into effect until March 16, 2013. Accordingly, it is not yet clear what, if any, impact the Leahy-Smith Act will have on the operation of Molecular’s business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of its patent applications and the enforcement or defense of its issued patents, all of which could have a material adverse effect on Molecular’s business, financial condition or results of operations.

An important change introduced by the Leahy-Smith Act is that, as of March 16, 2013, the United States transitioned to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. A third party that filed or files a patent application in the USPTO after March 16, 2013 but before Molecular files an application could therefore be awarded a patent covering an invention of Molecular’s even if Molecular had made the invention before it was made by the third party. This will require Molecular to be cognizant going forward of the time from invention to filing of a patent application. Furthermore, Molecular’s ability to obtain and maintain valid and enforceable patents depends on whether the differences between its technology and the prior art allow its technology to be patentable over the prior art. Since patent applications in the United States and most other countries are confidential for a period of time after filing, Molecular cannot be certain that it was the first to either (i) file any patent application related to its product candidates or (ii) invent any of the inventions claimed in its patents or patent applications.

Among some of the other changes introduced by the Leahy-Smith Act are changes that limit where a patentee may file a patent infringement suit and new procedures providing opportunities for third parties to challenge any issued patent in the USPTO. Included in these new procedures is a process known as inter partes review, or IPR, which has been generally used by many third parties over the past two years to invalidate patents. The IPR process is not limited to patents filed after the Leahy-Smith Act was enacted, and would therefore be available to a third party seeking to invalidate any of Molecular’s U.S. patents, even those issued or filed before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal court necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate Molecular’s patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action.

Issued patents covering Molecular’s ETB technologies, product candidates and uses could be found invalid or unenforceable if challenged in court.

Even if Molecular’s or its future collaboration partners’ patents do successfully issue and even if such patents cover product candidates and methods of use, third parties may initiate interference, re-examination, post-grant review, IPR or derivation actions in the U.S. Patent and Trademark Office, or USPTO; may initiate third party oppositions in the European Patent Office, or EPO; or may initiate similar actions challenging the validity, enforceability or scope of such patents in other patent administrative proceedings worldwide, which may result in patent claims being narrowed or invalidated. Such proceedings could result in revocation or amendment of Molecular’s patents in such a way that they no longer cover competitive technologies, product candidates or methods of use. Further, if Molecular initiates legal proceedings against a third party to enforce a patent covering its technologies, product candidates or uses, the defendant could counterclaim that Molecular’s relevant patent is invalid or unenforceable. In patent litigation in the United States, certain European and other countries worldwide, it is commonplace for defendants to make counterclaims alleging invalidity and unenforceability in the same proceeding, or to commence parallel defensive proceedings such as patent nullity actions to challenge validity and enforceability of asserted patent claims. Further, in the United States, a third party, including a licensee of one of Molecular’s or its future collaboration partners’ patents, may initiate legal proceedings against Molecular in which the third party challenges the validity, enforceability, or scope of Molecular’s patent(s).

In administrative and court actions, grounds for a patent validity challenge may include alleged failures to meet any of several statutory requirements, including lack of novelty, nonobviousness (or inventive step) and, in some cases clarity, adequate written description or non-enablement of, the claimed invention. Grounds for unenforceability assertions include allegations that someone connected with prosecution of the patent withheld relevant information from the Examiner during prosecution in the USPTO, or made a misleading statement during prosecution in the USPTO, the EPO or elsewhere. Third parties also may raise similar claims before administrative bodies in the USPTO or the EPO, even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability are unpredictable. With respect to patent claim validity, for example, Molecular cannot be certain that there is no invalidating prior art, of which it or the patent examiner was unaware during prosecution. Further, Molecular cannot be certain that all of the potentially relevant art relating to its patents and patent applications has been brought to the attention of every patent office. If a defendant or other patent challenger were to prevail on a legal assertion of invalidity or unenforceability, Molecular could lose at least in part, and perhaps all, of the patent protection on its ETB technology, product candidates and associated uses.

Molecular may become involved in lawsuits to protect or enforce its patents or other intellectual property rights, which could be expensive, time consuming and unsuccessful and have a material adverse effect on the success of its business.

Competitors may infringe Molecular’s patents or the patents of its future licensors. If Molecular or one of its licensing partners were to initiate legal proceedings against a third party to enforce a patent covering one of its product candidates, the defendant could counterclaim that the patent covering its product candidate is invalid and/or unenforceable. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, nonobviousness, adequate written description, clarity or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability is unpredictable.

There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that Molecular does not have the right to stop the other party from using the claimed invention at issue on the grounds that Molecular’s or its future collaboration partners’ patent claims do not cover the claimed invention. Third parties may in the future make claims challenging the inventorship or ownership of Molecular’s intellectual property. An adverse outcome in a litigation or proceeding involving one or more of its patents could limit Molecular’s ability to assert those patents against those parties or other competitors, and may curtail or preclude its ability to exclude third parties from making and selling similar or competitive products. Similarly, if Molecular asserts trademark infringement claims, a court may determine that the marks it has asserted are invalid or unenforceable, or that the party against whom it has asserted trademark infringement has superior rights to the marks in question. In this case, Molecular could ultimately be forced to cease use of such trademarks.

Even if Molecular establishes infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Molecular’s confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could adversely affect the market price of Molecular’s common stock. Moreover, there can be no assurance that Molecular will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded and can involve substantial expenses. Even if Molecular ultimately prevails in such claims, the monetary cost of such litigation and the diversion of the attention of its management and scientific personnel could outweigh any benefit it receives as a result of the proceedings.

Interference or derivation proceedings provoked by third parties or brought by Molecular or declared by the USPTO may be necessary to determine the priority or inventorship of inventions with respect to Molecular’s patents or patent applications or those of its licensors. An unfavorable outcome could require Molecular to cease using the related technology or to attempt to license rights to it from the prevailing party. Molecular’s business could be harmed if the prevailing party does not offer Molecular a license on commercially reasonable terms. Its defense of litigation, interference proceedings, or derivation proceedings may fail and, even if successful, may result in substantial costs and distract its management and other employees. In addition, the uncertainties associated with litigation and administrative proceedings could have a material adverse effect on Molecular’s ability to raise the funds necessary to continue its clinical trials, continue its research programs, license necessary technology from third parties or enter into development partnerships that would help Molecular bring its product candidates to market.

If Molecular is unable to protect the confidentiality of its trade secrets and know-how for its product candidates or any future product candidates, Molecular may not be able to compete effectively in its proposed markets.

In addition to the protection afforded by patents, Molecular relies on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that Molecular elects not to patent, processes for which patents are difficult to enforce and any other elements of its product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. Molecular seeks to protect its proprietary technology and processes, in part, by entering into confidentiality agreements with its employees, consultants, scientific advisors and contractors. Molecular also seeks to preserve the integrity and confidentiality of its data and trade secrets by maintaining physical security of its premises and physical and electronic security of its information technology systems. While Molecular has confidence in these individuals, organizations and systems, agreements or security measures may be breached, and Molecular may not have adequate remedies for any breach. In addition, its trade secrets may otherwise become known or be independently discovered by competitors.

Although Molecular’s current employment contracts provide for and Molecular expects all of its employees and consultants to assign their inventions to Molecular, and all of Molecular’s employees, consultants, advisors, and any third parties who have access to its proprietary know-how, information or technology are expected to enter into confidentiality agreements, Molecular cannot provide any assurances that all such agreements have been duly executed or that its trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to its trade secrets or independently develop substantially equivalent information and techniques. Misappropriation or unauthorized disclosure of Molecular’s trade secrets could impair its competitive position and may have a material adverse effect on its business, financial condition or results of operations. Additionally, if the steps taken to maintain its trade secrets are deemed inadequate, Molecular may have insufficient recourse against third parties for misappropriating trade secrets.

Third-party claims of intellectual property infringement could result in costly litigation or other proceedings and may prevent or delay Molecular’s development and commercialization efforts.

Molecular’s commercial success depends in part on its ability to develop, manufacture, market and sell its product candidates and use its proprietary technology without infringing the patent rights of third parties. Molecular is currently not aware of U.S. or foreign patents or pending patent applications owned by third parties that cover therapeutic uses of ETBs. In the future, Molecular may identify such third-party U.S. and non-U.S issued patents and pending applications. If Molecular identifies any such patents or pending applications, Molecular may in the future pursue available proceedings in the U.S. and foreign patent offices to challenge the validity of these patents and patent applications. In addition, or alternatively, Molecular may consider whether to seek to negotiate a license of rights to technology covered by one or more of such patents and patent applications. If any patents or patent applications cover its product candidates or technologies or a requisite manufacturing process, Molecular may not be free to manufacture or market its product candidates, including MT-3724, as planned, absent such a license, which may not be available to Molecular on commercially reasonable terms, or at all.

It is also possible that Molecular has failed to identify relevant third-party patents or applications. For example, applications filed before November 29, 2000 and applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Moreover, it is difficult for industry participants, including Molecular, to identify all third-party patent rights that may be relevant to its product candidates and technologies because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. Molecular may fail to identify relevant patents or patent applications or may identify pending patent applications of potential interest but incorrectly predict the likelihood that such patent applications may issue with claims of relevance to its technology. In addition, Molecular may be unaware of one or more issued patents that would be infringed by the manufacture, sale or use of a current or future product candidate, or Molecular may incorrectly conclude that a third-party patent is invalid, unenforceable or not infringed by its activities. Additionally, pending patent applications that have been published can, subject to specified limitations, be later amended in a manner that could cover Molecular’s technologies, its product candidates or the use of its product candidates.

There have been many lawsuits and other proceedings involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions and reexamination proceedings before the USPTO and corresponding foreign patent offices. Third parties own numerous U.S. and foreign issued patents and pending patent applications in the fields in which Molecular is developing product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that Molecular’s product candidates may be subject to claims of infringement of the patent rights of third parties.

Parties making patent infringement claims against Molecular may obtain injunctive or other equitable relief, which could effectively block its ability to further develop and commercialize one or more of its product candidates. Defense of these claims, regardless of their merit, may involve substantial litigation expense and may require a substantial diversion of employee resources from Molecular’s business. In the event of a successful claim of patent infringement against Molecular, Molecular may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign its infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

Molecular may be unsuccessful in obtaining or maintaining third-party rights necessary to develop its ETB technologies or to commercialize its product candidates and associated methods of use through acquisitions and in-licenses.

Presently, Molecular has rights to intellectual property under patent applications that Molecular owns. Because Molecular’s programs may involve a range of ETB targets and antibody domains, which in the future may include targets and antibody domains that require the use of proprietary rights held by third parties, the growth of Molecular’s business may likely depend in part on Molecular’s ability to acquire, in-license or use these proprietary rights. In addition, Molecular’s product candidates may require specific formulations or manufacturing technologies to work effectively and be manufactured efficiently, and these rights may be held by others. Molecular may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that it identifies. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that Molecular may consider attractive. These established companies may have a competitive advantage over Molecular due to their size, cash resources and greater clinical development and commercialization capabilities.

For example, Molecular has previously and may continue to collaborate with federal, state or international academic institutions to accelerate its preclinical research or development under written agreements with these institutions. Typically, these institutions grant the rights to the collaborator and retain a non-commercial license to all rights as well as march-in rights in the situation that the collaborator fails to exercise or commercialize certain covered technologies. Regardless of such initial rights, Molecular may be unable to exercise or commercialize certain funded technologies thereby triggering march-in rights of the funding institution. If Molecular is unable to do so, the institution may offer the intellectual property rights to other parties, potentially blocking Molecular’s ability to pursue its program.

In addition, companies that perceive Molecular to be a competitor may be unwilling to assign or license rights to it. Molecular also may be unable to license or acquire third-party intellectual property rights on terms that would allow it to make an appropriate return on its investment. If Molecular is unable to successfully obtain rights to third-party intellectual property rights, its business, financial condition and prospects for growth could suffer.

If Molecular is unable to successfully obtain and maintain rights to required third-party intellectual property, Molecular may have to abandon development of that product candidate or pay additional amounts to the third-party, and its business and financial condition could suffer.

The patent protection and patent prosecution for some of Molecular’s product candidates may in the future be dependent on third parties.

While Molecular normally has or seeks and gains the right to fully prosecute the patent applications relating to its product candidates, there may be times when certain patents or patent applications relating to its product candidates, their uses or their manufacture may be controlled by its licensors. If any of its future licensors fail to appropriately and broadly prosecute patent applications and maintain patent protection of claims covering any of its product candidates, their uses or their manufacture, its ability to develop and commercialize those product candidates may be adversely affected and Molecular may not be able to prevent competitors from making, using, importing, and selling competing products. In addition, even where Molecular now has the right to control patent prosecution of patent applications or the maintenance of patents Molecular has licensed from third parties in the future, Molecular may still be adversely affected or prejudiced by actions or inactions of its licensors in effect from actions prior to Molecular assuming control over patent prosecution.

If Molecular fails to comply with obligations in the agreements under which Molecular licenses intellectual property and other rights from third parties or otherwise experiences disruptions to its business relationships with its licensors, Molecular could lose license rights that are important to its business.

Molecular is and will continue to be a party to a number of intellectual property license collaboration and supply agreements that may be important to its business and expects to enter into additional license agreements in the future. Molecular’s existing agreements impose, and Molecular expects that future agreements will impose, various diligence, milestone payment, royalty, purchasing and other obligations on it. If Molecular fails to comply with its obligations under these agreements, or Molecular is subject to a bankruptcy, its agreements may be subject to termination by the licensor or other contract partner, in which event Molecular would not be able to develop, manufacture or market products covered by the license or subject to supply commitments.

Molecular may be subject to claims that its employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that its employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Molecular employs individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including Molecular’s competitors or potential competitors. Although Molecular has written agreements and makes every effort to ensure that its employees, consultants and independent contractors do not use the proprietary information or intellectual property rights of others in their work for Molecular, Molecular may in the future be subject to any claims that its employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties. Litigation may be necessary to defend against these claims. If Molecular fails in defending any such claims, in addition to paying monetary damages, Molecular may lose valuable intellectual property rights or personnel, which could adversely impact its business. Even if Molecular is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Molecular may not be able to protect its intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Competitors may use Molecular’s technologies in jurisdictions where Molecular has not obtained patent protection to develop its own products and may also export infringing products to territories where Molecular has patent protection, but enforcement is not as strong as that in the United States. These products may compete with Molecular’s products, and Molecular’s patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of some countries, particularly some developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to healthcare, medicine, or biotechnology products, which could make it difficult for Molecular to stop the infringement of its patents or marketing of competing products in violation of its proprietary rights generally. Proceedings to enforce Molecular’s patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert Molecular’s efforts and attention from other aspects of its business, could put Molecular’s patents at risk of being invalidated or interpreted narrowly and its patent applications at risk of not issuing and could provoke third parties to assert claims against Molecular. Molecular may not prevail in any lawsuits that Molecular initiates, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, Molecular’s efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that it develops or licenses.

Risks Related to Molecular’s Reliance on Third Parties

Molecular relies on third parties to conduct its clinical trials, manufacture its product candidates and perform other services. If these third parties do not successfully perform and comply with regulatory requirements, Molecular may not be able to successfully complete clinical development, obtain regulatory approval or commercialize its product candidates, and its business could be substantially harmed.

Molecular has relied upon and plans to continue to rely upon third-party CROs to conduct, monitor and manage its ongoing clinical programs. Molecular relies on these parties for execution of clinical trials and manages and controls only some aspects of their activities. Molecular remains responsible for ensuring that each of its trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and its reliance on the CROs does not relieve Molecular of its regulatory responsibilities. Molecular and its CROs and other vendors are required to comply with all applicable laws, regulations and guidelines, including those required by the FDA and comparable foreign regulatory authorities for all of its product candidates in clinical development. If Molecular or any of its CROs or vendors fail to comply with applicable laws, regulations and guidelines, the results generated in its clinical trials may be deemed unreliable, and the FDA or comparable foreign regulatory authorities may require Molecular to perform additional clinical trials before approving its marketing applications. Molecular cannot be assured that its CROs and other vendors will meet these requirements, or that upon inspection by any regulatory authority, such regulatory authority will determine that efforts, including any of its clinical trials, comply with applicable requirements. Its failure to comply with these laws, regulations and guidelines may require Molecular to repeat clinical trials, which would be costly and delay the regulatory approval process.

If any of Molecular’s relationships with these third-party CROs terminates, Molecular may not be able to enter into arrangements with alternative CROs in a timely manner or do so on commercially reasonable terms. In addition, Molecular’s CROs may not prioritize Molecular’s clinical trials relative to those of other customers, and any turnover in personnel or delays in the allocation of CRO employees by the CRO may negatively affect its clinical trials. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, Molecular’s clinical trials may be delayed or terminated and Molecular may not be able to meet its current plans with respect to its product candidates. CROs also may involve higher costs than anticipated, which could negatively affect Molecular’s financial condition and operations.

In addition, Molecular does not currently have the capability to manufacture product candidates for use in the conduct of its clinical trials, and Molecular lacks the resources and the capability to manufacture any of its product candidates on a clinical or commercial scale without the use of third-party manufacturers. Molecular plans to rely on third-party manufacturers, and their responsibilities will include purchasing from third-party suppliers the materials necessary to produce Molecular’s product candidates for Molecular’s clinical trials and regulatory approval. Molecular expects there to be a limited number of suppliers for some of the raw materials that Molecular expects to use to manufacture its product candidates, and Molecular may not be able to identify alternative suppliers to prevent a possible disruption of the manufacture of its product candidates for its clinical trials, and, if approved, ultimately for commercial sale. Although Molecular generally does not expect to begin a clinical trial unless Molecular believes it has a sufficient supply of a product candidate to complete the trial, any significant delay or discontinuity in the supply of a product candidate, or the raw materials or other material components in the manufacture of the product candidate, could delay completion of its clinical trials and potential timing for regulatory approval of its product candidates, which would harm its business and results of operations.

Molecular does not yet have sufficient information to reliably estimate the cost of the commercial manufacturing of its product candidates and its current costs to manufacture its drug products may not be commercially feasible, and the actual cost to manufacture its product candidates could materially and adversely affect the commercial viability of its product candidates. As a result, Molecular may never be able to develop a commercially viable product.

In addition, Molecular’s reliance on third-party manufacturers exposes Molecular to the following additional risks:

•	Molecular may be unable to identify manufacturers on acceptable terms or at all;

•	Molecular’s third-party manufacturers might be unable to timely formulate and manufacture Molecular’s product or produce the quantity and quality required to meet Molecular’s clinical and commercial needs, if any;

•	Contract manufacturers may not be able to execute Molecular’s manufacturing procedures appropriately;

•	Molecular’s future third-party manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to supply its clinical trials or to successfully produce, store and distribute its products;

•	Manufacturers are subject to ongoing periodic unannounced inspection by the FDA and corresponding state agencies to ensure strict compliance with cGMPs and other government regulations and corresponding foreign standards, and Molecular does not have control over third-party manufacturers’ compliance with these regulations and standards;

•	Molecular may not own, or may have to share, the intellectual property rights to any improvements made by Molecular’s third-party manufacturers in the manufacturing process for its product candidates; and

•	Molecular’s third-party manufacturers could breach or terminate their agreement with Molecular.

Each of these risks could delay Molecular’s clinical trials, the approval, if any of its product candidates by the FDA or the commercialization of its product candidates or result in higher costs or deprive Molecular of potential product revenue. In addition, Molecular relies on third parties to perform release testing on its product candidates prior to delivery to patients. If these tests are not appropriately conducted and test data are not reliable, patients could be put at risk of serious harm, which could result in product liability suits.

The manufacture of medical products is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of medical products often encounter difficulties in production, particularly in scaling up and validating initial production and absence of contamination. These problems include difficulties with production costs and yields, quality control, including stability of the product, quality assurance testing, operator error, shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. Furthermore, if contaminants are discovered in Molecular’s supply of its product candidates or in the manufacturing facilities, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. Molecular cannot be assured that any stability or other issues relating to the manufacture of its product candidates will not occur in the future. Additionally, Molecular’s manufacturers may experience manufacturing difficulties due to resource constraints or as a result of labor disputes or unstable political environments. If Molecular’s manufacturers were to encounter any of these difficulties, or otherwise fail to comply with their contractual obligations, Molecular’s ability to provide its product candidates to patients in clinical trials would be jeopardized. Any delay or interruption in the supply of clinical trial supplies could delay the completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require Molecular to commence new clinical trials at additional expense or terminate clinical trials completely.

Molecular may be unable to realize the potential benefits of any collaboration.

Even if Molecular is successful in entering into a collaboration with respect to the development and/or commercialization of one or more product candidates, there is no guarantee that the collaboration will be successful. Collaborations may pose a number of risks, including:

•	collaborators often have significant discretion in determining the efforts and resources that they will apply to the collaboration, and may not commit sufficient resources to the development, marketing or commercialization of the product or products that are subject to the collaboration;

•	collaborators may not perform their obligations as expected;

•	any such collaboration may significantly limit Molecular’s share of potential future profits from the associated program, and may require it to relinquish potentially valuable rights to its current product candidates, potential products or proprietary technologies or grant licenses on terms that are not favorable to Molecular;

•	collaborators may cease to devote resources to the development or commercialization of Molecular’s product candidates if the collaborators view its product candidates as competitive with their own products or product candidates;

•	disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the course of development, might cause delays or termination of the development or commercialization of product candidates, and might result in legal proceedings, which would be time consuming, distracting and expensive;

•	collaborators may be impacted by changes in their strategic focus or available funding, or business combinations involving them, which could cause them to divert resources away from the collaboration;

•	collaborators may infringe the intellectual property rights of third parties, which may expose Molecular to litigation and potential liability;

•	the collaborations may not result in Molecular achieving revenues sufficient to justify such transactions; and

•	collaborations may be terminated and, if terminated, may result in a need for Molecular to raise additional capital to pursue further development or commercialization of the applicable product candidate.

As a result, a collaboration may not result in the successful development or commercialization of Molecular’s product candidates.

Molecular enters into various contracts in the normal course of its business in which Molecular indemnifies the other party to the contract. In the event Molecular has to perform under these indemnification provisions, it could have a material adverse effect on its business, financial condition and results of operations.

In the normal course of business, Molecular periodically enters into academic, commercial, service, collaboration, licensing, consulting and other agreements that contain indemnification provisions. With respect to Molecular’s academic and other research agreements, Molecular typically indemnifies the institution and related parties from losses arising from claims relating to the products, processes or services made, used, sold or performed pursuant to the agreements for which Molecular has secured licenses, and from claims arising from Molecular’s or its sublicensees’ exercise of rights under the agreement. With respect to Molecular’s collaboration agreements, Molecular indemnifies its collaborators from any third-party product liability claims that could result from the production, use or consumption of the product, as well as for alleged infringements of any patent or other intellectual property right owned by a third party. With respect to consultants, Molecular indemnifies them from claims arising from the good faith performance of their services.

If Molecular’s obligations under an indemnification provision exceed applicable insurance coverage or if Molecular were denied insurance coverage, Molecular’s business, financial condition and results of operations could be adversely affected. Similarly, if Molecular is relying on a collaborator to indemnify Molecular and the collaborator is denied insurance coverage or the indemnification obligation exceeds the applicable insurance coverage, and if the collaborator does not have other assets available to indemnify Molecular, its business, financial condition and results of operations could be adversely affected.

Risks Related to Commercialization of Molecular’s Product Candidates

Molecular currently has limited marketing and sales experience. If Molecular is unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell its product candidates, Molecular may be unable to generate any revenue.

Although some of its employees may have marketed, launched and sold other pharmaceutical products in the past while employed at other companies, Molecular has no experience selling and marketing its product candidates, and Molecular currently has no marketing or sales organization. To successfully commercialize any products that may result from its development programs, Molecular will need to find one or more collaborators to commercialize its products or invest in and develop these capabilities, either on its own or with others, which would be expensive, difficult and time consuming. Any failure or delay in the timely development of Molecular’s internal commercialization capabilities could adversely impact the potential for success of its products.

If commercialization collaborators do not commit sufficient resources to commercialize Molecular’s future products and Molecular is unable to develop the necessary marketing and sales capabilities on its own, Molecular will be unable to generate sufficient product revenue to sustain or grow its business. Molecular may be competing with companies that currently have extensive and well-funded marketing and sales operations, particularly in the markets its product candidates are intended to address. Without appropriate capabilities, whether directly or through third-party collaborators, Molecular may be unable to compete successfully against these more established companies.

Molecular may attempt to form collaborations in the future with respect to its product candidates, but it may not be able to do so, which may cause it to alter its development and commercialization plans.

Molecular may attempt to form strategic collaborations, create joint ventures or enter into licensing arrangements with third parties with respect to its programs that it believes will complement or augment its existing business. Molecular may face significant competition in seeking appropriate strategic collaborators, and the negotiation process to secure appropriate terms is time consuming and complex. Molecular may not be successful in its efforts to establish such a strategic collaboration for any product candidates and programs on terms that are acceptable to it, or at all. This may be because Molecular’s product candidates and programs may be deemed to be at too early of a stage of development for collaborative effort, its research and development pipeline may be viewed as insufficient, the competitive or intellectual property landscape may be viewed as too intense or risky, and/or third parties may not view its product candidates and programs as having sufficient potential for commercialization, including the likelihood of an adequate safety and efficacy profile.

Any delays in identifying suitable collaborators and entering into agreements to develop and/or commercialize Molecular’s product candidates could delay the development or commercialization of its product candidates, which may reduce their competitiveness even if they reach the market. Absent a strategic collaborator, Molecular would need to undertake development and/or commercialization activities at its own expense. If Molecular elects to fund and undertake development and/or commercialization activities on its own, it may need to obtain additional expertise and additional capital, which may not be available to it on acceptable terms or at all. If Molecular is unable to do so, it may not be able to develop its product candidates or bring them to market and its business may be materially and adversely affected.

If the market opportunities for its product candidates are smaller than Molecular believes they are, Molecular may not meet its revenue expectations and, assuming approval of a product candidate, its business may suffer. Because the patient populations in the market for its product candidates may be small, Molecular must be able to successfully identify patients and acquire a significant market share to achieve profitability and growth.

Molecular’s estimates for the addressable patient population and its estimates for the prices it can charge for its product candidates may differ significantly from the actual market addressable by its product candidates. For instance, Molecular’s Phase I clinical trial of MT-3724 is focused on non-Hodgkin’s lymphoma. The estimated prevalence of non-Hodgkin’s B-cell lymphoma is that an estimated 72,580 new cases and 20,150 deaths will be attributable to the disease in the United States in 2016, only a subset of which may benefit from treatment with MT-3724. Molecular’s projections of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with its product candidates, are based on its beliefs and estimates. These estimates have been derived from a variety of sources, including the scientific literature, patient foundations or market research, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these diseases. The number of patients may turn out to be lower than expected. Additionally, while Molecular believes that the data in its Phase I clinical trials for MT-3724 are supportive of application to other indications, there can be no assurance that its clinical trials will successfully address any additional indications. Likewise, the potentially addressable patient population for each of its product candidates may be limited or may not be amenable to treatment with its product candidates, and new patients may become increasingly difficult to identify or gain access to, which would adversely affect its business, financial condition, results of operations and prospects.

Molecular faces substantial competition and its competitors may discover, develop or commercialize products faster or more successfully than Molecular.

The development and commercialization of new drug products is highly competitive. Molecular faces competition from major pharmaceutical companies, specialty pharmaceutical companies, biotechnology companies, universities and other research institutions worldwide with respect to MT-3724 and the other product candidates that it may seek to develop or commercialize in the future. Molecular is aware that the following companies have therapeutics marketed or in development that could compete with ETBs: Roche, Genentech, Bayer, Takeda, AbbVie, Celgene, Seattle Genetics, Immunogen, Morphosys, Genmab, Bristol Myers Squibb, Novartis, Regeneron, Janssen, Xencor, Amgen, Macrogenics, Astra Zeneca, Lilly, Merck KGaA, Pfizer, Merus, Sanofi, Mentrik Biotech, Merrimack Pharmaceuticals, Spectrum Pharmaceuticals and F-Star. Molecular’s competitors may succeed in developing, acquiring or licensing technologies and drug products that are more effective or less costly than MT-3724 or any other product candidates that Molecular is currently developing or that it may develop, which could render its product candidates obsolete and noncompetitive.

Many of Molecular’s competitors have materially greater name recognition and financial, manufacturing, marketing, research and drug development resources than it does. Additional mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in its competitors. Large pharmaceutical companies in particular have extensive expertise in preclinical and clinical testing and in obtaining regulatory approvals for drugs. In addition, academic institutions, government agencies, and other public and private organizations conducting research may seek patent protection with respect to potentially competitive products or technologies. These organizations may also establish exclusive collaborative or licensing relationships with Molecular’s competitors.

If Molecular’s competitors obtain marketing approval from the FDA or comparable foreign regulatory authorities for their product candidates more rapidly than Molecular does, it could result in Molecular’s competitors establishing a strong market position before Molecular is able to enter the market. Third-party payors, including governmental and private insurers, also may encourage the use of generic products. For example, if MT-3724 is ultimately approved, it may be priced at a significant premium over other competitive products. This may make it difficult for MT-3724 or any other future products to compete with these products. Failure of MT-3724 or other product candidates to effectively compete against established treatment options or in the future with new products currently in development would harm Molecular’s business, financial condition, results of operations and prospects.

The commercial success of any of Molecular’s current or future product candidates will depend upon the degree of market acceptance by physicians, patients, third-party payors, and others in the medical community.

Even with the approvals from the FDA and comparable foreign regulatory authorities, the commercial success of Molecular’s products will depend in part on the health care providers, patients and third-party payors accepting its product candidates as medically useful, cost-effective and safe. Any product that Molecular brings to the market may not gain market acceptance by physicians, patients and third-party payors. The degree of market acceptance of any of Molecular’s products will depend on a number of factors, including but not limited to:

•	the efficacy of the product as demonstrated in clinical trials and potential advantages over competing treatments;

•	the prevalence and severity of the disease and any side effects;

•	the clinical indications for which approval is granted, including any limitations or warnings contained in a product’s approved labeling;

•	the convenience and ease of administration;

•	the cost of treatment;

•	the willingness of the patients and physicians to accept these therapies;

•	the perceived ratio of risk and benefit of these therapies by physicians and the willingness of physicians to recommend these therapies to patients based on such risks and benefits;

•	the marketing, sales and distribution support for the product;

•	the publicity concerning its products or competing products and treatments; and

•	the pricing and availability of third-party insurance coverage and reimbursement.

Even if a product displays a favorable efficacy and safety profile upon approval, market acceptance of the product remains uncertain. Efforts to educate the medical community and third-party payors on the benefits of the products may require significant investment and resources and may never be successful. If its products fail to achieve an adequate level of acceptance by physicians, patients, third-party payors and other health care providers, Molecular will not be able to generate sufficient revenue to become or remain profitable.

Molecular may not be successful in any efforts to identify, license, discover, develop or commercialize additional product candidates.

Although a substantial amount of Molecular’s effort will focus on the continued clinical testing, potential approval and commercialization of its existing product candidates, the success of Molecular’s business is also expected to depend in part upon its ability to identify, license, discover, develop or commercialize additional product candidates. Research programs to identify new product candidates require substantial technical, financial and human resources. Molecular may focus its efforts and resources on potential programs or product candidates that ultimately prove to be unsuccessful. Molecular’s research programs or licensing efforts may fail to yield additional product candidates for clinical development and commercialization for a number of reasons, including but not limited to the following:

•	Molecular’s research or business development methodology or search criteria and process may be unsuccessful in identifying potential product candidates;

•	Molecular may not be able or willing to assemble sufficient resources to acquire or discover additional product candidates;

•	its product candidates may not succeed in preclinical or clinical testing;

•	its potential product candidates may be shown to have harmful side effects or may have other characteristics that may make the products unmarketable or unlikely to receive marketing approval;

•	competitors may develop alternatives that render Molecular’s product candidates obsolete or less attractive;

•	product candidates Molecular develops may be covered by third parties’ patents or other exclusive rights;

•	the market for a product candidate may change during Molecular’s program so that such a product may become unreasonable to continue to develop;

•	a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and

•	a product candidate may not be accepted as safe and effective by patients, the medical community or third-party payors.

If any of these events occur, Molecular may be forced to abandon its development efforts for a program or programs, or Molecular may not be able to identify, license, discover, develop or commercialize additional product candidates, which would have a material adverse effect on its business, financial condition or results of operations and could potentially cause Molecular to cease operations.

Failure to obtain or maintain adequate reimbursement or insurance coverage for products, if any, could limit Molecular’s ability to market those products and decrease its ability to generate revenue.

The pricing, coverage, and reimbursement of Molecular’s approved products, if any, must be sufficient to support its commercial efforts and other development programs, and the availability and adequacy of coverage and reimbursement by third-party payors, including governmental and private insurers, are essential for most patients to be able to afford expensive treatments. Sales of Molecular’s approved products, if any, will depend substantially, both domestically and abroad, on the extent to which the costs of its approved products, if any, will be paid for or reimbursed by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or government payors and private payors. If coverage and reimbursement are not available, or are available only in limited amounts, Molecular may have to subsidize or provide products for free or Molecular may not be able to successfully commercialize its products.

In addition, there is significant uncertainty related to the insurance coverage and reimbursement for newly approved products. In the United States, the principal decisions about coverage and reimbursement for new drugs are typically made by the CMS, an agency within the U.S. Department of Health and Human Services, as CMS decides whether and to what extent a new drug will be covered and reimbursed under Medicare. Private payors tend to follow the coverage reimbursement policies established by CMS to a substantial degree. It is difficult to predict what CMS will decide with respect to reimbursement for novel product candidates such as Molecular’s and what reimbursement codes its product candidates may receive if approved.

Outside the United States, international operations are generally subject to extensive governmental price controls and other price-restrictive regulations, and Molecular believes the increasing emphasis on cost-containment initiatives in Europe, Canada and other countries has and will continue to put pressure on the pricing and usage of products. In many countries, the prices of products are subject to varying price control mechanisms as part of national health systems. Price controls or other changes in pricing regulation could restrict the amount that Molecular is able to charge for its products, if any. Accordingly, in markets outside the United States, the potential revenue may be insufficient to generate commercially reasonable revenue and profits.

Moreover, increasing efforts by governmental and private payors in the United States and abroad to limit or reduce healthcare costs may result in restrictions on coverage and the level of reimbursement for new products and, as a result, they may not cover or provide adequate payment for its products. Molecular expects to experience pricing pressures in connection with products due to the increasing trend toward managed healthcare, including the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, and prescription drugs in particular, has and is expected to continue to increase in the future. As a result, profitability of Molecular’s products, if any, may be more difficult to achieve even if they receive regulatory approval.

Risks Related to Molecular’s Business Operations

Molecular’s future success depends in part on its ability to retain its Chief Executive Officer and Chief Scientific Officer and to attract, retain, and motivate other qualified personnel.

Molecular is highly dependent on Eric E. Poma, Ph.D., its Chief Executive Officer and Chief Scientific Officer, the loss of whose services may adversely impact the achievement of its objectives. Dr. Poma could leave Molecular’s employment at any time, as he is an “at will” employee. Recruiting and retaining other qualified employees, consultants and advisors for Molecular’s business, including scientific and technical personnel, will also be crucial to Molecular’s success. There is currently a shortage of highly qualified personnel in Molecular’s industry, which is likely to continue. Additionally, this shortage of highly qualified personnel is particularly acute in the area where Molecular is located. As a result, competition for personnel is intense and the turnover rate can be high. Molecular may not be able to attract and retain personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for individuals with similar skill sets. In addition, failure to succeed in development and commercialization of Molecular’s product candidates may make it more challenging to recruit and retain qualified personnel. The inability to recruit and retain qualified personnel, or the loss of the services of Dr. Poma may impede the progress of Molecular’s research, development and commercialization objectives and would negatively impact Molecular’s ability to succeed in its product development strategy.

Molecular will need to expand its organization, and Molecular may experience difficulties in managing this growth, which could disrupt its operations.

As of December 31, 2016, Molecular had 24 full-time employees. As Molecular’s development and commercialization plans and strategies develop, Molecular expects to need additional managerial, operational, sales, marketing, financial, legal and other resources. Molecular’s management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these growth activities. Molecular may not be able to effectively manage the expansion of its operations, which may result in weaknesses in its infrastructure, operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Molecular’s expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional product candidates. If Molecular’s management is unable to effectively manage its growth, its expenses may increase more than expected, its ability to generate and/or grow revenue could be reduced and it may not be able to implement its business strategy. Molecular’s future financial performance and its ability to commercialize product candidates and compete effectively will depend, in part, on its ability to effectively manage any future growth.

Failure in Molecular’s information technology and storage systems could significantly disrupt the operation of Molecular’s business.

Molecular’s ability to execute its business plan and maintain operations depends on the continued and uninterrupted performance of its information technology, or IT, systems. IT systems are vulnerable to risks and damages from a variety of sources, including telecommunications or network failures, malicious human acts and natural disasters. Moreover, despite network security and back-up measures, some of Molecular’s and its vendors’ servers are potentially vulnerable to physical or electronic break-ins, including cyber-attacks, computer viruses and similar disruptive problems. These events could lead to the unauthorized access, disclosure and use of non-public information. The techniques used by criminal elements to attack computer systems are sophisticated, change frequently and may originate from less regulated and remote areas of the world. As a result, Molecular may not be able to address these techniques proactively or implement adequate preventative measures. If Molecular’s computer systems are compromised, it could be subject to fines, damages, litigation and enforcement actions, and it could lose trade secrets, the occurrence of which could harm its business. Despite precautionary measures to prevent unanticipated problems that could affect its IT systems, sustained or repeated system failures that interrupt Molecular’s ability to generate and maintain data could adversely affect its ability to operate its business.

Risks Related to the Combined Company

In determining whether you should approve the merger, the issuance of shares of Threshold common stock and other matters related to the merger, as applicable, you should carefully read the following risk factors in addition to the risks described above.

The market price of the combined company’s common stock is expected to be volatile, and the market price of the common stock may drop following the merger.

The market price of the combined company’s common stock following the merger could be subject to significant fluctuations. Market prices for securities of early-stage pharmaceutical, biotechnology and other life sciences companies have historically been particularly volatile. Some of the factors that may cause the market price of the Threshold common stock to fluctuate include:

•	the ability of the combined company to obtain regulatory approvals for MT-3724 or other product candidates, and delays or failures to obtain such approvals;

•	failure of any of the combined company’s product candidates, if approved, to achieve commercial success;

•	failure by the combined company to maintain its existing third-party license and supply agreements;

•	failure by the combined company or its licensors to prosecute, maintain, or enforce its intellectual property rights;

•	changes in laws or regulations applicable to the combined company’s product candidates;

•	any inability to obtain adequate supply of the combined company’s product candidates or the inability to do so at acceptable prices;

•	adverse regulatory authority decisions;

•	introduction of new products, services or technologies by the combined company’s competitors;

•	failure to meet or exceed financial and development projections the combined company may provide to the public;

•	failure to meet or exceed the financial and development projections of the investment community;

•	the perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community;

•	announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by the combined company or its competitors;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters, and the combined company’s ability to obtain patent protection for its technologies;

•	additions or departures of key personnel;

•	significant lawsuits, including patent or stockholder litigation;

•	if securities or industry analysts do not publish research or reports about the combined company’s business, or if they issue an adverse or misleading opinions regarding its business and stock;

•	changes in the market valuations of similar companies;

•	general market or macroeconomic conditions;

•	sales of its common stock by the combined company or its stockholders in the future;

•	trading volume of the combined company’s common stock;

•	announcements by commercial partners or competitors of new commercial products, clinical progress or the lack thereof, significant contracts, commercial relationships or capital commitments;

•	adverse publicity relating to ETB therapeutics generally, including with respect to other products and potential products in such markets;

•	the introduction of technological innovations or new therapies that compete with potential products of the combined company;

•	changes in the structure of health care payment systems; and

•	period-to-period fluctuations in the combined company’s financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the combined company’s common stock.

In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the combined company’s profitability and reputation.

Additionally, a decrease in the stock price of the combined company may cause the combined company’s common stock to no longer satisfy the continued listing standards of The NASDAQ Capital Market. If the combined company is not able to maintain the requirements for listing on The NASDAQ Capital Market, it could be delisted, which could have a materially adverse effect on its ability to raise additional funds as well as the price and liquidity of its common stock.

The combined company will incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies.

The combined company will incur significant legal, accounting and other expenses that Molecular did not incur as a private company, including costs associated with public company reporting requirements. The combined company will also incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as new implemented by the SEC and NASDAQ. These rules and regulations are expected to increase the combined company’s legal and financial compliance costs and to make some activities more time consuming and costly. For example, the combined company’s management team will consist of the executive officers of Molecular prior to the merger, some of whom have not previously managed and operated a public company. These executive officers and other personnel will need to devote substantial time to gaining expertise regarding operations as a public company and compliance with applicable laws and regulations. These rules and regulations also may make it difficult and expensive for the combined company to obtain directors’ and officers’ liability insurance. As a result, it may be more difficult for the combined company to attract and retain qualified individuals to serve on the combined company’s board of directors or as executive officers of the combined company, which may adversely affect investor confidence in the combined company and could cause the combined company’s business or stock price to suffer.

Anti-takeover provisions in the combined company’s charter documents and under Delaware law could make an acquisition of the combined company more difficult and may prevent attempts by the combined company stockholders to replace or remove the combined company management.

Provisions in the combined company’s certificate of incorporation and bylaws may delay or prevent an acquisition or a change in management. These provisions include a prohibition on actions by written consent of the combined company’s stockholders, a staggered board and the ability of the board of directors to issue preferred stock without stockholder approval. In addition, because the combined company will be incorporated in Delaware, it is governed by the provisions of Section 203 of the DGCL, which prohibits stockholders owning in excess of 15% of the outstanding combined company voting stock from merging or combining with the combined company. Although Threshold and Molecular believe these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with the combined company’s board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by the combined company’s stockholders to replace or remove then current management by making it more difficult for stockholders to replace members of the board of directors, which is responsible for appointing the members of management.

The bylaws of the combined company will provide that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between the combined company and its stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with the combined company or its directors, officers or other employees.

The bylaws of the combined company will provide that the Court of Chancery of the State of Delaware is the sole and exclusive forum for any derivative action or proceeding brought on the combined company’s behalf, any action asserting a breach of fiduciary duty owed by any of its directors, officers or other employees to the combined company or its stockholders, any action asserting a claim against it arising pursuant to any provisions of the DGCL, its certificate of incorporation or its bylaws, or any action asserting a claim against it that is governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the combined company or its directors, officers or other employees, which may discourage such lawsuits against the combined company and its directors, officers and other employees. If a court were to find the choice of forum provision contained in the bylaws to be inapplicable or unenforceable in an action, the combined company may incur additional costs associated with resolving such action in other jurisdictions.

Threshold and Molecular do not anticipate that the combined company will pay any cash dividends in the foreseeable future.

The current expectation is that the combined company will retain its future earnings, if any, to fund the development and growth of the combined company’s business. As a result, capital appreciation, if any, of the common stock of the combined company will be your sole source of gain, if any, for the foreseeable future.

An active trading market for the combined company’s common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all.

Prior to the merger, there had been no public market for Molecular common stock. An active trading market for the combined company’s shares of common stock may never develop or be sustained. If an active market for its common stock does not develop or is not sustained, it may be difficult for its stockholders to sell their shares at an attractive price or at all.

Future sales of shares by existing stockholders could cause the combined company’s stock price to decline.

If existing stockholders of Threshold and Molecular sell, or indicate an intention to sell, substantial amounts of the combined company’s common stock in the public market after legal restrictions on resale discussed in this proxy statement/prospectus/information statement lapse, the trading price of the common stock of the combined company could decline. Based on shares outstanding as of                 , 2017, shares expected to be issued upon completion of the merger, and assuming completion of the concurrent financing in connection with the merger, the combined company is expected to have outstanding a total of approximately      million shares of common stock immediately following the completion of the merger, without giving effect to the reverse stock split. Of the      million shares of common stock,      million shares, without giving effect to the reverse stock split, will be available for sale in the public market beginning 180 days after the closing of the merger as a result of the expiration of lock-up or similar agreements between Threshold and Molecular on the one hand and certain stockholders and Threshold and Molecular on the other hand. All other outstanding shares of common stock will be freely tradable, without restriction, in the public market. In addition, shares of common stock that are subject to outstanding options of Molecular will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and Rules 144 and 701 under the Securities Act. If these shares are sold, the trading price of the combined company’s common stock could decline.

After completion of the merger, Molecular’s executive officers, directors and principal stockholders will have the ability to control or significantly influence all matters submitted to the combined company’s stockholders for approval.

Upon the completion of the merger and concurrent financing, it is anticipated that Molecular’s executive officers, directors and principal stockholders will, in the aggregate, beneficially own approximately     % of the combined company’s outstanding shares of common stock. As a result, if these stockholders were to choose to act together, they would be able to control or significantly influence all matters submitted to the combined company’s stockholders for approval, as well as the combined company’s management and affairs. For example, these persons, if they choose to act together, would control or significantly influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of the combined company’s assets. Within this group, before giving effect to the concurrent financing, Santé Health Ventures I, L.P. will own approximately     % of the combined company’s shares, and Excel Venture Fund II, L.P. and AJU Growth & Healthcare Fund and its affiliates will own approximately     % and     %, respectively. This concentration of voting power could delay or prevent an acquisition of the combined company on terms that other stockholders may desire.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about the combined company, its business or its market, its stock price and trading volume could decline.

The trading market for the combined company’s common stock will be influenced by the research and reports that equity research analysts publish about it and its business. Equity research analysts may elect not to provide research coverage of the combined company’s common stock after the completion of the merger, and such lack of research coverage may adversely affect the market price of its common stock. In the event it does have equity research analyst coverage, the combined company will not have any control over the analysts or the content and opinions included in their reports. The price of the combined company’s common stock could decline if one or more equity research analysts downgrade its stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of the combined company or fails to publish reports on it regularly, demand for its common stock could decrease, which in turn could cause its stock price or trading volume to decline.

The combined company will have broad discretion in the use of proceeds from the concurrent financing in connection with the merger and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

The combined company will have broad discretion over the use of proceeds from the concurrent financing in connection with the merger. You may not agree with the combined company’s decisions, and its use of the proceeds may not yield any return on your investment. The combined company’s failure to apply the net proceeds of the concurrent financing effectively could compromise its ability to pursue its growth strategy and the combined company might not be able to yield a significant return, if any, on its investment of these net proceeds. You will not have the opportunity to influence its decisions on how to use the net proceeds from the concurrent financing.

Because the merger will result in an ownership change under Section 382 of the Code for Threshold, Threshold’s pre-merger net operating loss carryforwards and certain other tax attributes will be subject to limitation or elimination. The net operating loss carryforwards and certain other tax attributes of Molecular and of the combined company may also be subject to limitations as a result of ownership changes.

If a corporation undergoes an “ownership change” within the meaning of Section 382 of the Code, or Section 382, the corporation’s net operating loss carryforwards and certain other tax attributes arising from before the ownership change are subject to limitations on use after the ownership change. In general, an ownership change occurs if there is a cumulative change in the corporation’s equity ownership by certain stockholders that exceeds 50 percentage points by value over a rolling three-year period. Similar rules may apply under state tax laws. The merger will result in an ownership change for Threshold and, accordingly, Threshold’s net operating loss carryforwards and certain other tax attributes will be subject to limitation and possibly elimination after the merger. The merger is expected to limit Molecular’s net operating loss carryforwards and certain other tax attributes. Additional ownership changes in the future could result in additional limitations on Threshold’s, Molecular’s and the combined company’s net operating loss carryforwards and certain other tax attributes. Consequently, even if the combined company achieves profitability, it may not be able to utilize a material portion of Threshold’s, Molecular’s or the combined company’s net operating loss carryforwards and certain other tax attributes, which could have a material adverse effect on cash flow and results of operations.

If the combined company fails to maintain proper and effective internal controls, its ability to produce accurate financial statements on a timely basis could be impaired.

The combined company will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of NASDAQ. The Sarbanes-Oxley Act requires, among other things, that the combined company maintain effective disclosure controls and procedures and internal control over financial reporting. The combined company must perform system and process evaluation and testing of its internal control over financial reporting to allow management to report on the effectiveness of its internal controls over financial reporting in its Annual Report on Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. As a private company, Molecular has never been required to test its internal controls within a specified period. This will require that the combined company incur substantial professional fees and internal costs to expand its accounting and finance functions and that it expend significant management efforts. The combined company may experience difficulty in meeting these reporting requirements in a timely manner.

The combined company may discover weaknesses in its system of internal financial and accounting controls and procedures that could result in a material misstatement of its financial statements. The combined company’s internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If the combined company is not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, or if it is unable to maintain proper and effective internal controls, the combined company may not be able to produce timely and accurate financial statements. If that were to happen, the market price of its common stock could decline and it could be subject to sanctions or investigations by NASDAQ, the SEC or other regulatory authorities.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus/information statement and the documents incorporated by reference into this proxy statement/prospectus/information statement contain forward-looking statements relating to Threshold, Molecular and the proposed transactions. These forward-looking statements are based on current expectations and beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations. These forward-looking statements should not be relied upon as predictions of future events as Threshold and Molecular cannot assure you that the events or circumstances reflected in these statements will be achieved or will occur. You can identify forward-looking statements by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “pro forma,” “estimates,” or “anticipates” or the negative of these words and phrases or other variations of these words and phrases or comparable terminology. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, forward-looking statements include any statements regarding the strategies, prospects, plans, expectations or objectives of management of Threshold or Molecular for future operations of the combined company, the progress, scope or duration of the development of product candidates or programs, the benefits that may be derived from product candidates or the commercial or market opportunity in any target indication, the ability of Threshold or Molecular to protect their intellectual property rights, the anticipated operations, financial position, revenues, costs or expenses of Threshold, Molecular or the combined company, statements regarding future economic conditions or performance, statements of belief and any statement of assumptions underlying any of the foregoing. Forward looking statements may also include any statements regarding the approval and closing of the merger, including the timing of the merger, Threshold’s ability to solicit a sufficient number of proxies to approve the merger, satisfaction of conditions to the completion of the merger, the exchange ratio as of the closing of the merger, the expected benefits of the merger, the ability of Threshold and Molecular to complete the merger, the combined company’s ability to complete the concurrent financing of its common stock in immediately following with the merger and any statement of assumptions underlying any of the foregoing.

For a discussion of the factors that may cause Threshold, Molecular or the combined company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risk associated with the ability of Threshold and Molecular to complete the merger and the effect of the merger on the business of Threshold, Molecular and the combined company, please see the section titled “Risk Factors” beginning on page 33 of this proxy statement/prospectus/information statement. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Threshold. See the section titled “Where You Can Find More Information” beginning on page 341 of this proxy statement/prospectus/information statement. There can be no assurance that the merger will be completed, or if it is completed, that it will be completed within the anticipated time period or that the expected benefits of the merger will be realized.

If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of Threshold, Molecular or the combined company could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus/information statement are current only as of the date on which the statements were made. Threshold and Molecular do not undertake any obligation to (and expressly disclaim any such obligation to) publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events.

THE ANNUAL MEETING OF THRESHOLD STOCKHOLDERS

Date, Time and Place

The Threshold annual meeting will be held on     , 2017, at the offices of Threshold located at 3705 Haven Ave., Suite 120, Menlo Park, California 94025, commencing at      a.m., local time. Threshold is sending this proxy statement/prospectus/information statement to its stockholders in connection with the solicitation of proxies by Threshold’s board of directors for use at the Threshold annual meeting and any adjournments or postponements of the Threshold annual meeting. This proxy statement/prospectus/information statement is first being furnished to Threshold stockholders on or about     , 2017.

Purposes of the Threshold Annual Meeting

The purposes of Threshold annual meeting are:

1.	To approve the issuance of shares of Threshold common stock to Molecular stockholders pursuant to the terms of the merger agreement, a copy of which is attached as Annex A;

2.	To approve the issuance of shares of Threshold common stock in the concurrent financing as contemplated by the equity commitment letter with Threshold, Molecular and Longitude, a copy of which equity commitment letter is attached as Annex B, and other equity commitment letters with certain other investors in a form substantially similar to the equity commitment letter with Longitude;

3.	To approve an amendment to the Threshold 2014 Plan to increase the total number of shares of Threshold common stock currently available for issuance under the 2014 Plan by 19,000,000 shares, prior to giving effect to the reverse split to be effected in connection with the merger, in the form attached as Annex C;

4.	To approve an amendment to the amended and restated certificate of incorporation of Threshold changing the Threshold corporate name to “Molecular Templates, Inc.” in the form attached as Annex D;

5.	To approve an amendment to the amended and restated certificate of incorporation of Threshold effecting a reverse stock split of Threshold’s issued and outstanding common stock within a range, as determined by the Threshold board of directors, of every 5 to 15 shares (or any number in between) of outstanding Threshold common stock being combined and reclassified into one share of Threshold common stock in the form attached as Annex E;

6.	To elect the Class I directors to the Threshold board of directors for a term of three years (provided however, that if the merger is completed, the board of directors will be reconstituted as provided in the merger agreement);

7.	To approve, on a non-binding, advisory basis, the compensation of Threshold’s named executive officers as disclosed in this proxy statement/prospectus/information statement;

8.	To approve, on a non-binding, advisory basis, the compensation that will be paid or may become payable to Threshold’s named executive officers in connection with the merger;

9.	To ratify the selection of Ernst & Young LLP as Threshold’s independent registered public accounting firm for the fiscal year ending December 31, 2017 (provided, however, that it is likely that the combined company may decide to engage a new independent registered public accounting firm immediately or shortly after the merger is completed);

10.	To consider and vote upon an adjournment of the Threshold annual meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 4 and 5; and

11.	To transact such other business as may properly come before the stockholders at the Threshold annual meeting or any adjournment or postponement thereof.

Each of Proposal Nos. 1, 4 and 5 are conditioned upon each other and the approval of each such proposal is a condition to the completion of the merger. Therefore, the merger cannot be consummated without the approval of Proposal Nos. 1, 4 and 5. Proposal No. 3 is conditioned upon the consummation of the merger via the approval of Proposal Nos. 1, 4 and 5. If merger is not completed or the stockholders do not approve Proposal No. 3, the amendment to the 2014 Plan will not become effective. Proposal Nos. 1, 4 and 5 are not conditioned upon Proposal 3 being approved.

Recommendation of Threshold’s Board of Directors

•	Threshold’s board of directors has determined and believes that the issuance of shares of Threshold common stock pursuant to the merger agreement is fair to, in the best interests of, and advisable to, Threshold and its stockholders and has approved such items. Threshold’s board of directors recommends that Threshold stockholders vote “FOR” Proposal No. 1 to approve the issuance of shares of Threshold common stock pursuant to the merger agreement.

•	Threshold’s board of directors has determined and believes that the issuance of shares of Threshold common stock in the concurrent financing is fair to, in the best interests of, and advisable to, Threshold and its stockholders and has approved such item. Threshold’s board of directors recommends that Threshold stockholders vote “FOR” Proposal No. 2 to approve the issuance of shares of Threshold common stock in the concurrent financing.

•	Threshold’s board of directors has determined and believes that the approval of the amendment to the Threshold 2014 Equity Incentive Plan to increase the number of shares of Threshold common stock reserved for issuance thereunder is fair to, in the best interests of, and advisable to, Threshold and its stockholders and has approved and adopted such amendment. Threshold’s board of directors recommends that Threshold stockholders vote “FOR” Proposal No. 3 to approve such amendment to the 2014 Plan.

•	Threshold’s board of directors has determined and believes that the amendment to the amended and restated certificate of incorporation of Threshold to change the name of Threshold to “Molecular Templates, Inc.” is advisable to, and in the best interests of, Threshold and its stockholders and has approved such name change. Threshold’s board of directors recommends that Threshold stockholders vote “FOR” Proposal No. 4 to approve the name change.

•	Threshold’s board of directors has determined and believes that it is advisable to, and in the best interests of, Threshold and its stockholders to approve the amendment to the amended and restated certificate of incorporation of Threshold effecting the reverse stock split, as described in this proxy statement/prospectus/information statement. Threshold’s board of directors recommends that Threshold stockholders vote “FOR” Proposal No. 5 to approve the reverse stock split.

•	Threshold’s board of directors recommends that Threshold stockholders vote “FOR” (Proposal No. 6) for the election of each of Jeffrey W. Bird, M.D., Ph.D. and Harold E. Selick as Class I directors.

•	Threshold’s board of directors recommends that Threshold stockholders vote “FOR” Proposal No. 7 to approve, on a non-binding, advisory basis, the compensation of Threshold’s named executive officers as disclosed in this proxy statement/prospectus/information statement.

•	Threshold’s board of directors recommends that Threshold stockholders vote “FOR” Proposal No. 8 to approve, on a non-binding, advisory basis, the compensation that will be paid or may become payable to Threshold’s named executive officers in connection with the merger.

•	Threshold’s board of directors recommends that Threshold stockholders vote “FOR” Proposal No. 9 to ratify the appointment of Ernst & Young LLP as Threshold’s independent registered public accounting firm for the fiscal year ending December 31, 2017.

•	Threshold’s board of directors has determined and believes that adjourning the Threshold annual meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 4 and 5 is fair to, in the best interests of, and advisable to, Threshold and its stockholders and has approved and adopted the proposal. Threshold’s board of directors recommends that Threshold stockholders vote “FOR” Proposal No. 10 to adjourn the Threshold annual meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 4 and 5.

Threshold stockholders should understand, however, that if the merger with Molecular is completed, the effect of the approval of Proposals No. 6 and 9 will be limited since the composition of the Threshold board of directors will be changed upon completion of the merger and the concurrent financing in accordance with the merger agreement and equity commitment letter with Longitude, respectively, and it is likely that the combined company may decide to engage a new independent registered public accounting firm immediately or shortly after completion of the merger.

Record Date and Voting Power

Only holders of record of Threshold common stock at the close of business on the record date,     , 2017, are entitled to notice of, and to vote at, the Threshold annual meeting. At the close of business on the record date, there were      holders of record of Threshold common stock and there were      shares of Threshold common stock issued and outstanding. Each share of Threshold common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval. See the section titled “Principal Stockholders of Threshold” beginning on page 332 of this proxy statement/prospectus/information statement for information regarding persons known to the management of Threshold to be the beneficial owners of more than 5% of the outstanding shares of Threshold common stock.

Voting and Revocation of Proxies

The proxy accompanying this proxy statement/prospectus/information statement is solicited on behalf of Threshold’s board of directors for use at the Threshold annual meeting.

If you are a stockholder of record of Threshold as of the record date referred to above, you may vote in person at the Threshold annual meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the Threshold annual meeting, Threshold urges you to vote by proxy to ensure your vote is counted. You may still attend the Threshold annual meeting and vote in person if you have already voted by proxy. As a stockholder of record:

•	to vote in person, attend the Threshold annual meeting and Threshold will give you a ballot when you arrive at the meeting;

•	to vote using the proxy card, simply mark, sign and date your proxy card and return it promptly, but in any event, before the Threshold annual meeting to ensure your shares are voted; or

•	to vote by telephone or on the Internet, dial the number on the proxy card or go to the website on the proxy card or voting instruction form to complete an electronic proxy card. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by , 2017, 11:59 p.m. Eastern Time to be counted.

If your Threshold shares are held by your broker as your nominee, that is, in “street name,” you should receive voting instructions from the bank, broker or other nominee that holds your shares. If you do not give instructions to your broker, your broker can vote your Threshold shares with respect to “discretionary” items but not with respect to “non-discretionary” items. Discretionary items are proposals considered routine under the rules of The NASDAQ Capital Market on which your broker may vote shares held in “street name” in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the Threshold shares will be treated as broker non-votes. It is anticipated that all proposals other than Proposal No. 9 will be non-discretionary. If your shares of Threshold common stock are held in “street name,” you may vote in one the following ways:

•	to vote by mail, you should follow the instructions included on the proxy card regarding how to instruct your broker to vote your Threshold shares;

•

to vote in person at the Threshold annual meeting, you will need to contact the bank, broker or other nominee that is the stockholder of record for your shares to obtain a legal proxy and then bring the legal proxy indicating that you beneficially owned the shares as of the record date and a form of government issued picture identification to the Threshold annual meeting. If you bring all of these materials to the Threshold annual meeting, you may vote by completing a paper proxy card or a ballot, which will be available at the Threshold annual meeting. If you do not bring all of these materials, you will not be able to vote at the Threshold annual meeting; or

•	to vote by telephone or over the Internet if you are permitted and wish to do so, you should receive instructions from your bank, broker or other nominee and follow those instructions.

All properly executed proxies that are not revoked will be voted at the Threshold annual meeting and at any adjournments or postponements of the Threshold annual meeting in accordance with the instructions contained in the proxy. If a holder of Threshold common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” all of the proposals in accordance with the recommendation of Threshold’s board of directors.

If you are a stockholder of record of Threshold and you have not executed a support agreement, you may change your vote at any time before your proxy is voted at the Threshold annual meeting in any one of the following ways:

•	you can send a written notice to the Secretary of Threshold before the Threshold annual meeting stating that you would like to revoke your proxy;

•	if you have signed and returned a paper proxy card, you may sign a new proxy card bearing a later date and submit it as instructed above;

•	if you have voted by telephone or Internet, you may cast a new vote by telephone or over the Internet as instructed above; or

•	you can attend the Threshold annual meeting and vote in person, but attendance alone will not revoke a proxy. You must specifically request at the meeting that it be revoked.

Required Vote

The presence, in person or represented by proxy, at the Threshold annual meeting of the holders of a majority of the shares of Threshold common stock outstanding and entitled to vote at the Threshold annual meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted towards a quorum. The affirmative vote of a majority of the votes cast in person or by proxy at the Threshold annual meeting, assuming a quorum is present, is required for approval of Proposal Nos. 1, 2, 3, 7, 8, 9 and 10. The affirmative vote of the holders of a majority of the outstanding shares of Threshold common stock entitled to vote at the Threshold annual meeting is required for approval of Proposal Nos. 4 and 5. With respect to Proposal No. 6, directors are elected by a plurality of the affirmative votes cast by those shares present in person or represented by proxy and entitled to vote at the Threshold annual meeting, and the nominees for director receiving the highest number of affirmative votes will be elected. Each of Proposal Nos. 1, 4 and 5 are conditioned upon each other and the approval of each such proposal is a condition to the completion of the merger. Therefore, the merger cannot be consummated without the approval of Proposal Nos. 1, 4 and 5. Proposal No. 3 is conditioned upon the consummation of the merger via the approval of Proposal Nos. 1, 4 and 5. If the merger is not completed or the stockholders do not approve Proposal No. 3, the amendment to the 2014 Plan will not become effective. Proposal Nos. 1, 4 and 5 are not conditioned upon Proposal 3 being approved

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR,” “AGAINST” and “WITHHOLD” votes, abstentions and broker non-votes. “WITHHOLD” votes with respect to the election of one or more nominees for director pursuant to Proposal No.6 will not be voted with respect to the director or directors indicated, although they will be counted for purposes of determining the presence of a quorum for the transaction of business at the Threshold annual meeting. Abstentions and broker non-votes will also be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the annual meeting. Abstentions and broker non-votes will not, however, be considered votes cast at the Threshold annual meeting and will therefore not have any effect with respect to Proposal Nos. 1, 2, 3, 7, 8, 9 and 10. Abstentions and broker non-votes will have the same effect as “AGAINST” votes for Proposal Nos. 4 and 5.

As of March 31, 2017, the directors and executive officers of Threshold owned or controlled 13.31% of the outstanding shares of Threshold common stock entitled to vote at the Threshold annual meeting. The directors and executive officers of Threshold owning these shares are subject to support agreements. Each stockholder that entered into a support agreement has agreed to vote all shares of Threshold common stock owned by him as of the record date in favor of Proposal Nos. 1, 4 and 5 and against any competing transaction.

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of Threshold may solicit proxies from Threshold stockholders by personal interview, telephone, telegram or otherwise. Threshold and Molecular will share equally the costs of printing and filing this proxy statement/prospectus/information statement and proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Threshold common stock for the forwarding of solicitation materials to the beneficial owners of Threshold common stock. Threshold will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out of pocket expenses they incur in connection with the forwarding of solicitation materials. Threshold has retained      to assist it in soliciting proxies using the means referred to above. Threshold will pay the fees of $    , which Threshold expects to be approximately $    , plus reimbursement of out of pocket expenses.

Other Matters

As of the date of this proxy statement/prospectus/information statement, Threshold’s board of directors does not know of any business to be presented at the Threshold annual meeting other than as set forth in the notice accompanying this proxy statement/prospectus/information statement. If any other matters should properly come before the Threshold annual meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE MERGER

This section and the section titled “The Merger Agreement” beginning on page 152 of this proxy statement/prospectus/information statement describe the material aspects of the merger and the merger agreement. While Threshold and Molecular believe that this description covers the material terms of the merger and the merger agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus/information statement for a more complete understanding of the merger and the merger agreement and the other documents to which you are referred in this proxy statement/prospectus/information statement. See the section titled “Where You Can Find More Information” beginning on page 341 of this proxy statement/prospectus/information statement.

Background of the Merger

Historical Background for Threshold

Threshold’s board of directors and executive management regularly review Threshold’s operating and strategic plans, both near-term and long-term, as well as potential strategic options in an effort to enhance stockholder value. These reviews and discussions focus, among other things, on the opportunities and risks associated with Threshold’s business and financial condition and strategic relationships and other strategic options.

On December 7, 2015, Threshold announced topline results from two pivotal Phase III clinical trials of evofosfamide: TH-CR-406 conducted by Threshold in patients with soft tissue sarcoma and MAESTRO conducted by Merck KGaA, Darmstadt, Germany, or Merck KGaA, in patients with advanced pancreatic cancer. Based on Threshold’s analysis of the TH-CR-406 trial and Merck KGaA’s analysis of the MAESTRO trial, Threshold reported that neither trial met its primary endpoint of demonstrating a statistically significant improvement in overall survival. Threshold further announced that it would not be not be pursuing further development of evofosfamide in soft tissue sarcoma and pancreatic cancer.

On December 8, 2015, Threshold’s board of directors met, with representatives of management and Threshold’s outside counsel, Cooley LLP, or Cooley, present, and discussed potential next steps for the company in light of the disappointing results from the evofosfamide Phase III clinical trials and management’s preliminary assessment of a variety of strategic alternatives that Threshold could potentially pursue to enhance stockholder value, including partnering opportunities for evofosfamide in Japan and with companies evaluating checkpoint antibodies with the possibility of combining with evofosfamide. Management also discussed with the board its proposal for a corporate restructuring involving the reduction of Threshold’s employee headcount and a substantial reduction in evofosfamide development activities, and the potential retention of a financial advisor to assist Threshold in assessing its strategic options going forward.

Following the announcement of the disappointing evofosfamide Phase III clinical trial results, Threshold continued to conduct additional analyses of data from the MAESTRO trial in pancreatic cancer. Of particular note, while the primary efficacy endpoint of overall survival did not meet statistical significance in the MAESTRO trial, based on the data from the September 1, 2015 cut-off date for the MAESTRO trial, a meaningful improvement in overall survival was reported for a subgroup of 123 Asian patients (enrolled at Japanese and South Korean sites) in which the risk of death was reduced by 48 percent for patients on the treatment arm compared to patients on the control arm. In particular and based upon Merck KGaA’s MAESTRO data, the 116 patients from Japan on the treatment arm had a median overall survival of 13.6 months versus 9.1 months for those patients on the control arm with significant improvements in progression free survival, objective response rates, and reductions in the pancreatic cancer biomarker, CA19-9. While Threshold continued to conduct additional analyses of evofosfamide data, Threshold and Merck KGaA determined to discontinue joint development of evofosfamide under Threshold’s former collaboration with Merck KGaA.

During December 2015, Dr. Harold E. Selick, then Chief Executive Officer of Threshold, began informal discussions with five financial advisors with which Threshold either had previously worked or who had contacted Threshold after Threshold’s December 2015 announcement of the disappointing evofosfamide Phase III clinical trial results.

During December 2015, Threshold also announced that it was implementing a workforce reduction of approximately two-thirds of its workforce by December 31, 2015.

In January 2016, Threshold announced that a sponsor-initiated interim futility analysis of Threshold’s registrational Phase II clinical trial of evofosfamide plus pemetrexed versus pemetrexed alone in patients with non-squamous non-small cell lung cancer was conducted by an independent Data Safety Monitoring Board, or IDSMB. The IDSMB concluded that the trial was unlikely to reach its primary endpoint of improving overall survival with statistical significance. Consequently, enrollment was halted in that trial and in all Threshold-sponsored trials of evofosfamide. In January 2016, Threshold also announced that Threshold and Merck KGaA had agreed upon key terms for the licensing back of all rights to evofosfamide to Threshold.

In January and February 2016, Dr. Selick had further discussions with financial advisors on an informal basis to develop criteria for potential strategic alternatives and to evaluate candidates to serve as Threshold’s financial advisor to conduct the process of identifying suitable third parties for potential strategic transactions, including licensing transactions and reverse mergers that would utilize Threshold’s public company status to enable an attractive private company to access the public securities market. During this period, one of the financial advisors, in consultation with senior management, identified nine Japanese pharmaceutical companies interested in potentially partnering Threshold’s evofosfamide program.

On February 8, 2016, Threshold’s board of directors met, with representatives of management and Cooley present, and reviewed senior management’s current strategic plan, which included pursuing licensing and reverse merger transactions, and considered four potential financial advisors. Threshold’s board deferred formally engaging a financial advisor at the time while Threshold’s senior management met with the nine Japanese pharmaceutical companies to gauge interest in partnering evofosfamide and explored potential registration pathways with the FDA and the Pharmaceuticals and Medical Devices Agency, or PMDA, in Japan. In addition, the board discussed Company A and Company B, potential third parties for a strategic transaction. Dr. Selick had an existing relationship with Company A and Threshold director Jeffrey W. Bird was associated with a venture capital firm with equity interests in Company B.

In March 2016, Threshold and Merck KGaA reached final agreement on the termination of Threshold’s collaboration with Merck KGaA and all rights evofosfamide were returned to Threshold.

During March, April and May 2016, Threshold’s senior management identified and conducted preliminary diligence on drug development candidates on over 40 potential licensing and acquisition opportunities, including clinical, regulatory, preclinical, intellectual property, and market opportunity information and commercial assessment work, including diligence of assets from Company A and B, and a competitive bid-process for a potential in-licensing opportunity of two oncology programs from Company C. In April, senior management had follow up meetings in Japan with six companies which led to initial licensing discussions of Threshold’s evofosfamide program with Company D.

In June 2016, Threshold received preliminary comments from the FDA relating to its request for a meeting indicating that Threshold’s analysis of the data from the MAESTRO study and the data from a supporting randomized Phase II study would not provide adequate efficacy data to support the submission of an NDA to the FDA for evofosfamide for the treatment of patients with locally advanced unresectable or metastatic pancreatic adenocarcinoma previously untreated with chemotherapy. Accordingly, Threshold would be required to successfully conduct one or more additional Phase III clinical trials before the FDA would accept any NDA for evofosfamide, which would require Threshold to raise significant additional funding.

On June 24, 2016, Threshold’s board of directors met, with representatives of management and Cooley present, and reviewed with senior management Threshold’s current strategic plan to enhance stockholder value. The board deferred formally engaging a financial advisor at this time while Threshold’s senior management further negotiated the potential in-licensing and out-licensing opportunities with Company’s C and D, respectively.

In July, 2016, Threshold management met with representatives of three financial advisors, including Ladenburg Thalmann & Co. Inc., or Ladenburg. In its presentation, Ladenburg presented Threshold with strategic alternatives, including funding additional trials, acquiring or in-licensing new products and using its public listing for a reverse merger transaction with a private company that was interested in accessing the public securities market.

On July 29, 2016, Threshold’s board of directors met telephonically, with representatives of management and Cooley present, to discuss the status of strategic alternatives being pursued by Threshold, including the results of the initial due diligence efforts of Threshold’s senior management in connection with Company C’s and Company D’s revised licensing proposals Dr. Selick also discussed proposals received by three potential financial advisors, including Ladenburg, and their different fee structures, potential conflicts, and recommendations for how Threshold should proceed in the context of recently announced transactions and related clinical development strategies. After an in-depth discussion, Dr. Selick, recommended engaging one of the financial advisors, subject to following up on a potential conflict of interest with such advisor. The Threshold board of directors authorized management to proceed with the engagement of a financial advisor, subject to taking into consideration financial advisor conflicts. Threshold subsequently decided not to proceed with pursuing Company C’s in-licensing proposal as the proposed terms, including a buyback provision with an option fee and an equity investment, were not viewed as favorable to Threshold’s stockholders. Threshold also subsequently did not proceed with Company D’s out-licensing proposal which the board viewed as not adequately funding the evofosfamide program.

Following the July 29, 2016 meeting of the Threshold board of directors, Dr. Selick notified the board that he recommended that Threshold engage Ladenburg as its financial advisor based upon Ladenburg’s experience in the life-science space and advising companies in strategic transactions, including reverse mergers. The board accepted this recommendation.

On August 30, 2016, Threshold engaged Ladenburg to act as Threshold’s financial advisor in connection with consideration of potential strategic alternatives for Threshold.

Shortly after it was engaged by Threshold in August 2016, Ladenburg presented an initial list of over 400 possible reverse merger candidates to Threshold’s management team. From the initial list of approximately 400 companies, 42 companies were screened for the following attributes: private companies and selected ex-U.S. publicly traded companies that might be looking for a public listing in the U.S.; oncology focus; completion of significant financing rounds in the past five years; strong investor syndicates and management team; and companies in the initial public offering queue and companies that could offer multiple valuation inflection points. Ladenburg began outreach to the 42 companies with direct meetings or calls with senior management teams under a two-way non-disclosure agreement without disclosing the Threshold name until the target company agreed to Threshold’s form of non-disclosure agreement. Ladenburg’s outreach included a letter that outlined criteria for Threshold’s evaluation of reverse merger opportunities as well as topical areas to address in any bids submitted. During September 2016, non-disclosure agreements were executed by 12 of the 42 candidates solicited by Ladenburg or who had independently contacted Threshold. The non-disclosure agreements did not include standstill provisions.

On September 8, 2016, Threshold’s board of directors met, with representatives of management and Cooley present. At the meeting, senior management reviewed with the board of directors the strategic alternatives that had been previously explored by Threshold, including the potential in-licensing of oncology product candidates from Company C, potential out-licensing of evofosfamide for Japan to Company D, a controlling equity investment in Threshold by a third-party that ceased to be an compelling investment opportunity for such third party and the preparation and submission of evofosfamide materials to the PMDA. At the meeting, Cooley reviewed with the board its fiduciary duties in connection with Threshold potentially effecting a change of control and concerning interested party transactions and appropriate processes to establish and deal with the interested nature of some of the potential transactions, given the affiliation of certain board members.

On September 15, 2016, Dr. Poma, Chief Executive Officer and Chief Scientific Officer, and Mr. Kim, Chief Financial Officer, respectively, of Molecular, had a conversation with a representative of Ladenburg regarding Threshold’s strategic alternatives process and expressed Molecular’s interest in being considered as a merger partner for Threshold.

On September 19, 2016, a representative from Ladenburg provided Dr. Poma with a copy of Threshold’s nondisclosure agreement and Dr. Poma delivered an executed nondisclosure agreement to Ladenburg, who provided a copy to Mr. Hopkins, Threshold’s Vice President of Intellectual Property and Assistant General Counsel. The non-disclosure agreement did not included a standstill provision.

On September 20, 2016, members of Threshold’s due diligence team started reviewing Molecular’s regulatory, commercial, intellectual property, Chemistry, Manufacturing and Control (CMC), preclinical and clinical data.

Upon execution of non-disclosure agreements, which did not include standstill provisions, Threshold provided the potential candidates, including Molecular, with the option to access to Threshold’s data room. The data room included all clinical, preclinical, regulatory, intellectual property, financial and business operational information and corporate records. All candidates were granted the same level of access to the data room at this stage. During the period of September 7, 2016 through September 21, 2016, representatives of Ladenburg sent process emails to the 42 companies to gauge their interest by inviting them to submit their first round bids by September 29, 2016. Of the 42 companies to which representatives of Ladenburg sent process emails, 16 companies responded with descriptions as to why the company believed it would be a good merger partner, a description and current presentation outlining its business opportunity, the competitive landscape, their technology, their management needs, their preliminary valuation splits for a potential merger with Threshold, their cash forecasts and whether any additional capital would need to be raised before reaching their next set of key milestones, including the amount of any such capital, if required.

On September 29, 2016, Threshold’s board of directors met, with representatives of management, Cooley and Ladenburg present. At the meeting, management discussed with the board the fact that the primary interim response rate endpoint was not achieved in Threshold’s Phase II proof-of-concept trial evaluating tarloxotinib bromide for the treatment of patients with mutant EGFR-positive, T790M-negative advanced non-small cell lung cancer progressing on an EGFR tyrosine kinase inhibitor. Management also discussed with the board that while the primary interim response rate endpoint was achieved in patients with recurrent or metastatic squamous cell carcinomas of the skin in Threshold’s other Phase II proof-of-concept trial evaluating tarloxotinib bromide, the primary interim response rate endpoint was not achieved in patients with recurrent or metastatic squamous cell carcinomas of the head and neck in that trial. Management concluded that the overall interim results from the Phase II proof-of-concept trials of tarloxotinib bromide did not meet the activity thresholds required to justify further development of and investment in tarloxotinib bromide by Threshold. The board of directors accepted this recommendation. Threshold’s senior management also reviewed with the board Threshold’s strategic plan and considered potential strategic opportunities available to Threshold, including the possible redesign and development of the evofosfamide asset, continued development of Threshold’s existing pipeline asset TH-3424, the liquidation of Threshold and distribution of assets to Threshold’s stockholders, or the acquisition of new program assets and/or the sale of Threshold, including through a reverse merger transaction that would enable Threshold to utilize its status as an SEC reporting company, its continued NASDAQ listing and its existing cash resources to attract high-quality merger partners that may possess new later-stage assets that, if developed, could provide greater potential value to Threshold’s stockholders in the future. Threshold’s board and senior management discussed the magnitude of the resources required to redesign and develop the evofosfamide asset or to develop Threshold’s TH-3424 asset, and concluded that the process to redesign the evofosfamide asset and the early-stage of the TH-3424 asset would likely not enable Threshold to obtain the amount of funding required to meaningfully develop such assets in the near-term. Additionally, Threshold’s board felt that the liquidation of Threshold and distribution of Threshold’s remaining cash resources to stockholders would provide little or no immediate increase in value to stockholders. At the meeting, the board also discussed operational issues and ways to re-align the workforce to reduce its expenses and preserve capital while focusing Threshold’s efforts on studies of evofosfamide in combination with immune checkpoint antibodies in ongoing collaboration with The University of Texas MD Anderson Cancer Center, continuing discussions with Japanese regulatory authorities regarding potential registration pathways for evofosfamide in Japan for the treatment of pancreatic cancer, and pursuing IND-enabling studies of TH-3424 in collaboration with Ascenta Pharmaceuticals, Ltd. At the meeting representatives of Ladenburg provided a process update and presented a list of possible merger candidates and the 16 companies which had expressed interest in the process were profiled in detail.

In September 2016, Threshold announced its plan to implement a workforce reduction constituting approximately a quarter of Threshold’s workforce by October 7, 2016.

In October 2016, the process of considering various merger partners continued.

On October 17, 2016, Threshold’s board of directors met telephonically, with representatives of management, Cooley and Ladenburg attending the call, to consider the first round proposals from the 16 companies and discuss the selection of finalists to participate in a more in depth diligence process. Threshold’s diligence team presented information to Threshold’s board concerning its findings relating to the top eight potential candidates and Threshold’s full board discussed. During the meeting, representatives of Ladenburg provided additional background information for each company. After extensive discussion, the board, after taking into consideration potential board conflicts, narrowed the selection of potential bidders to six candidates, including Company A, Company B, Company E, Company F and Molecular, to proceed to the next round of bidding.

On October 19, 2016, Dr. Poma delivered to a representative of Ladenburg a presentation that outlined an overview of Molecular’s clinical program. Ladenburg hosted a call with Threshold and Molecular where Molecular delivered the presentation.

On October 20, 2016, Dr. Selick and representatives of Ladenburg notified the six companies that they had been chosen to participate in the next round of the merger partner selection process, which would involve data room access and diligence as well as an in-person presentation to members of Threshold’s board of directors and management. Molecular was notified that it was selected on October 17, 2016, and, on the same day, Molecular sent Threshold a data room invitation.

On November 9 and 10, 2016, five of the six companies, Company A, Company B, Company E, Company F and Molecular chose to present detailed information to Threshold’s management and members of the board and Ladenburg in South San Francisco, CA on their drug development candidates, including clinical, regulatory, preclinical, intellectual property, and market opportunity information, commercial assessment work, financial models, management synergies, valuation, potential ownership splits and rationale for a merger transaction, as well as key milestones and cash projections to achieve these milestones. On November 9, 2016, Dr. Poma delivered Molecular’s presentation that outlined a potential merger with Molecular and provided details for a pro forma equity split between the companies, an overview of Molecular’s clinical program, Molecular’s financial projections and near-term financing needs for Molecular’s business. The proposal provided that the pro forma ownership of the merged company be approximately 20-25% for Threshold and 75-80% for Molecular. This proposal assumed that Threshold’s net cash at the closing of the transaction would be $17.5 million. The bid process and Molecular’s strategy and progress towards its programs objectives was discussed. Threshold’s board and management engaged in extensive discussions regarding those candidates. Management recommended Molecular as the most favorable candidate because Molecular required a lower valuation, which would be favorable for Threshold’s stockholders, appeared to have had better market potential for its products, and had a more favorable board composition. Threshold’s senior management also believed that a business combination with Molecular was in the best interests of the Threshold stockholders because of Molecular’s sizeable market opportunity, the opportunity as a result of the merger for Threshold stockholders to participate in the value of the Molecular product candidate portfolio, the likelihood that the combined company would possess sufficient financial resources to allow the management team to focus on continued development and anticipated commercialization of MT-3724, and an experienced senior management team and board of directors that would be comprised of representatives from each of the current board of directors of Threshold and Molecular to lead the combined company. The board and management viewed Company A as the back-up merger candidate.

On November 11, 2016, Threshold received a notice from NASDAQ that, for the previous 30 consecutive business days, the closing bid price for Threshold’s common stock was below the $1.00 per share minimum bid price requirement for continued listing on NASDAQ and that Threshold had until May 10, 2017 to satisfy this requirement.

On November 14, 2016, Dr. Selick and a representative from Ladenburg notified representatives from Molecular that they were chosen to continue its participation in the merger partner selection process and that Threshold would be sending follow up diligence questions and arrange a meeting to discuss the proposed transaction. On November 14, 2016, Dr. Selick spoke with the Chief Executive Officer of Company A and indicated that, Company A was a back-up to the top company under consideration.

On November 15, 2016, representatives of Ladenburg, Molecular and Threshold discussed financial modeling inputs and assumptions in a telephone call scheduled for the purposes of drafting a term sheet.

On November 18, 2016, Threshold’s board of directors met, with representatives of management, Cooley and Ladenburg present. A representative from Ladenburg presented candidate evaluation materials from the merger candidates, including Molecular, that had made presentations. The board in extensive discussions regarding those candidates. After a lengthy discussion, management recommended Molecular as the target for the business combination with Threshold. After an in-depth discussion and careful consideration, including consideration of interests that board members might have in merger candidates, Threshold’s board formally chose Molecular as the most favorable merger candidate for many reasons. Among other things, Molecular required a lower valuation, which would be favorable for Threshold’s stockholders, appeared to have better market potential, and had a more favorable board composition. Threshold’s board also believed that a business combination with Molecular was in the best interests of the Threshold stockholders because of Molecular’s sizeable market opportunity, the opportunity as a result of the merger for Threshold stockholders to participate in the value of the Molecular product candidate portfolio, the likelihood that the combined company would possess sufficient financial resources to allow the management team to focus on continued development and anticipated commercialization of MT-3724, and an experienced senior management team and board of directors that would be comprised of representatives from each of the current board of directors of Threshold and Molecular to lead the combined company. The board authorized management to move negotiations forward with Molecular.

On November 30, 2016, Dr. Selick and representatives from Ladenburg discussed the analysis of the relative valuations of Threshold and Molecular and how Threshold’s premium to cash was better when compared with certain comparable transactions. Later, Molecular sent Threshold a revised proposal which increased the proposed equity allocation to Threshold’s stockholders to approximately 36%, up from the 20-25% included in its previous proposal. Following the delivery of the proposal, Ladenburg and representatives of Threshold continued to negotiate the terms, including the exchange ratio, on behalf of Threshold.

On December 2, 2016, Threshold’s board of directors met, with representatives of management and Ladenburg present. At the meeting Dr. Selick and a representative of Ladenburg provided the board with an update on negotiations with Molecular relating to valuation and other key terms being negotiated as part of a term-sheet and the board approved the proposed exchange ratio as a term to be included in the term sheet in response to Molecular’s proposal.

On December 5, 2016, Threshold provided Molecular with a draft term sheet for the proposed merger.

On December 9, 2016, Threshold and Molecular exchanged a list of additional due diligence questions and a representative from Ladenburg and Dr. Selick provided Threshold’s board of directors with an update on negotiation of terms with Molecular.

On December 16, 2016, Threshold provided guidance to Molecular that Threshold expected its net cash at closing to be approximately $15 million. Molecular sent Threshold a revised proposal which reduced the proposed equity allocation to Threshold’s stockholders to approximately 34%, down from the 36% included in its previous proposal. On the same day, Molecular’s board of directors held a conference call, where a representative from Ladenburg presented a summary of valuation scenarios in connection with the proposed transaction to Molecular’s board of directors and Molecular and Ladenburg. Subsequently, Ladenburg and management of Threshold, continued to negotiate and finalize key terms of the proposal.

From December 16, 2016 to January 10, 2017, members of Molecular’s management had discussions with members of Threshold’s management regarding the proposed transaction and the outstanding diligence questions relating to Molecular’s business. Molecular presented and discussed additional information regarding its development capabilities and initiated its full diligence process on Threshold.

On January 11, 2017, Threshold provided Molecular with a draft merger agreement for its comments and mark-up.

From January 12, 2017 to March 15, 2017 representatives from management of Threshold and Molecular, held frequent calls to discuss various diligence items and terms in the merger agreement.

On January 23, 2017, Molecular’s outside counsel, Pillsbury Winthrop Shaw Pittman LLP, or Pillsbury, delivered a revised draft merger agreement to Cooley and Threshold. The draft included revisions to the definition of net cash, the termination provisions and representations and warranties, and fees and expenses.

On January 26, 2017, Threshold’s board of directors met, with representatives of management and Ladenburg present. Dr. Selick provided Threshold’s board of directors with an update on the negotiation and diligence process with Molecular stating that Molecular’s diligence was progressing well. The current terms of the draft of the merger agreement provided by Molecular were also disclosed to Threshold’s board.

In January and February 2017, representatives of Longitude Capital had conversations with Molecular and Threshold regarding Longitude Capital potentially taking the lead on a financing of the post-transaction consummation combined company.

From January 26, 2017 to February 9, 2017, representatives from management of Molecular and Threshold, counsel for both companies and representatives of Ladenburg held conference calls to discuss diligence items. Between February 9, 2017 and March 6, 2017, Molecular and Threshold exchanged several revisions to the merger agreement, its exhibits and schedules, exchanged materials in response to diligence requests and representatives of each of the companies participated in various calls to discuss the merger agreement, its exhibits and schedules and various due diligence matters. Negotiations continued to focus on the definition of net cash, including the potential sale of certain Threshold assets, the termination provisions and fees and expenses.

On February 16, 2017, the Threshold’s board of directors met, with representatives of management and Ladenburg present, to discuss the status of discussions with Molecular. At that meeting, Dr. Selick provided

Threshold’s board with an update on the negotiation and diligence process with Molecular stating that Molecular’s diligence was progressing well. The current terms of the draft of the merger agreement provided by Molecular were also disclosed to the board.

On February 23, 2017, Pillsbury delivered drafts of the lock-up and support agreements to Cooley.

In February and March 2017, Threshold discussed potential registration pathways for evofosfamide with the PDMA. In March 2017, Threshold received minutes from Threshold’s formal meeting with the PMDA indicating that Threshold’s analysis of the data from the MAESTRO trial, and the data from the supporting randomized Phase II study, TH-CR-404 (N=214), would not provide adequate efficacy data to support the submission of a New Drug Application, or JNDA, to the PDMA for evofosfamide for the treatment of patients with locally advanced unresectable or metastatic pancreatic adenocarcinoma previously untreated with chemotherapy.

On March 3, 2017, Cooley delivered revised lock-up and support agreements to Pillsbury.

On March 6, 2017, representatives of Threshold, Molecular, Cooley, Ladenburg and Molecular’s outside counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., or Mintz, met telephonically to discuss the status of discussions with Longitude Capital. On the same day Mintz, provided a draft of the equity commitment letter relating to the concurrent financing. Between March 6, 2017 and March 15, 2017, the companies exchanged several revisions to the equity commitment letter with each other and Longitude Capital and Longitude Capital’s outside counsel.

On March 9, 2017 Longitude Capital provided a draft equity commitment letter to Threshold.

On March 9 and 10, 2017 Dr. Selick discussed the terms of the proposed financing with members of the board.

On March 11 and March 12, 2017, representatives of Cooley and Mintz exchanged documents relating to the concurrent financing.

On March 14, 2017, representatives of Threshold, Molecular, Cooley, Ladenburg and Mintz met telephonically to discuss the equity commitment documents and outstanding issues.

On March 15, 2017, the Threshold board of directors met, with representatives of management, Pine Hill Group, Cooley and Ladenburg present. At the meeting Pine Hill Group provided a financial and tax due diligence presentation on Molecular and Cooley reviewed the key provisions of the transaction documents, including structure and timing considerations and the promissory note to be issued to Molecular, treatment of options, warrants, the net cash requirements, the non-solicitation clause and fiduciary duty exceptions that would permit either company to negotiate and accept an unsolicited superior offer, the change of board recommendation provisions, the termination provisions and termination fees and circumstances under which the payment of termination fees would be triggered, rights to sell assets and rights with respect to TH-1338, TH 2870, TH-3424, tarloxtinib, [18F]HX4, TH-2566 and TH-1338 subject to certain limitations and include cash proceeds as part of net cash, and the terms of the lock-up agreements, stockholder support agreements, and the equity commitment letter. At the meeting Ladenburg also delivered its financial analyses of the consideration to be paid by in the merger. Prior to the meeting Ladenburg had confirmed that for the three preceding years Ladenburg had not had a relationship with either Threshold or Molecular or received any fees from Threshold or Molecular.

On March 15 and 16, 2017, Dr. Selick and Dr. Poma and outside counsel for both companies finalized the outstanding terms of the merger agreement and ancillary agreements, including the equity commitment letter and the promissory note to be issued to Molecular.

On March 16, 2017, Threshold’s board of directors met, with representatives of management, Cooley and Ladenburg present. At the meeting, Cooley engaged in further discussion with the board on key provisions of the transaction documents that had been previously discussed at the March 15, 2017 meeting and reviewed the fiduciary duties of directors in connection with the consideration of the acquisition transaction. At this meeting, representatives of Ladenburg also confirmed there were no changes to its financial analyses of the consideration to be paid in the merger and delivered to Threshold’s board Ladenburg’s opinion, to the effect that and subject to the various assumptions, qualifications and limitations set forth in its opinion, as of that date, the consideration to be paid in the merger was fair, from a financial point of view, to Threshold. Threshold’s board engaged in extensive discussions relating to Molecular, its business and the terms of the proposed transaction. After further discussion, the board unanimously determined that it was advisable and fair to, and in the best interests of the Company and the Company’s stockholders for the Company to enter into the merger agreement, and the approved the merger agreement and declared it advisable. On the same day, Threshold entered into the merger agreement with Molecular, and Threshold also entered into the equity commitment letter with Longitude Capital. Before the opening of trading on NASDAQ, on March 17, 2017, Threshold issued a joint press release with Molecular announcing the execution of the merger agreement.

Historical Background of Molecular

Molecular is a clinical-stage biopharmaceutical company focused on the on the discovery, development and commercialization of a next-generation of immunotoxins called ETBs for the treatment of cancers and other serious diseases. ETBs are potent recombinant immunotoxins that combine the specificity of an antibody fragments with the powerful direct cytotoxicity of the Shiga-like toxin A subunit to specifically kill target expressing cells. Once delivered to appropriate cells, the Shiga-like toxin A subunit enzymatically inhibits protein synthesis and promotes apoptosis of tumor cells. Molecular is exploiting the localization of ETBs to the cytosol to create a novel immuno-oncology approach called Antigen Seeding Technology (AST). Molecular believes AST has the potential to be a “third” approach to immuno-oncology that is both distinct and complementary to the two predominant approaches to date: immune checkpoint inhibition and chimeric antigen receptors.
Molecular’s board of directors and executive management regularly review Molecular’s operating and strategic plans, both near term and long- term, as well as potential partnerships in an effort to enhance stockholder value, including debt and/or equity financing, mergers and acquisitions, and other strategic transactions, and engaged in discussions with numerous potential strategic partners, lenders and investors, including then current investors in Molecular and potential new investors.

In 2016, the Molecular management team and board began considering an initial public offering of its common stock as well as various other fundraising strategies to fund future research and development activities. During this time, Molecular was approached by a number of investment banks suggesting a reverse merger as an attractive alternative to an initial public offering and the Molecular management team began to consider various reverse merger opportunities as they presented themselves in parallel with exploring an initial public offering.

In September 2016, Molecular management was contacted by a representative of Ladenburg Thalmann acting at the direction of and on behalf of Threshold regarding Molecular’s potential interest in a potential transaction involving Threshold, which led to discussions among Molecular’s management and several members of Molecular’s board of directors and an eventual indication of interest from Molecular.

Threshold Reasons for the Merger

Threshold’s board considered the following factors in reaching its conclusion to approve the merger and to recommend that the Threshold stockholders approve the issuance of shares of Threshold common stock in the merger and the concurrent financing, all of which Threshold’s board viewed as supporting its decision to approve the business combination with Molecular:

•	Threshold’s board and its financial advisor undertook a comprehensive and thorough process of reviewing and analyzing potential merger candidates to identify the opportunity that would, in Threshold’s board’s opinion, create the most value for Threshold’s stockholders.

•	Threshold’s board believes that as a result of arm’s length negotiations with Molecular, Threshold and its representatives negotiated the highest exchange ratio that Molecular was willing to agree to, and that the terms of the Merger Agreement include the most favorable terms to Threshold in the aggregate to which Molecular was willing to agree.

•	Threshold’s board believes, after a thorough review of strategic alternatives and discussions with Threshold’s senior management, financial advisors and legal counsel, that the merger with Molecular was more favorable to the stockholders of Molecular than the potential value that might have resulted from other strategic options available to Threshold, including remaining a standalone public company, considering the lengthy process undertaken to obtain suitable financing or collaborations or licensing transactions or other alternative transactions, the restructuring steps taken by Threshold, Threshold’s financial situation, and the competitive environment for molecular testing in oncology.

•	Threshold’s board believes, based in part on the judgment, advice and analysis of Threshold’s senior management with respect to the potential strategic, financial and operational benefits of the merger (which judgment, advice and analysis was informed in part on the business, technical, financial, accounting and legal due diligence investigation performed with respect to Molecular), that Molecular’s lead drug candidate represents a potential sizeable market opportunity, and may provide new medical benefits for an underserved patient population and returns for investors.

•	Threshold’s board also reviewed with Threshold’s management and Molecular’s management the current plans of Molecular for developing MT-3724 to confirm the likelihood that the combined company would possess sufficient financial resources to allow the management team to focus on the continued development and potential commercialization of MT-3724 and evofosfamide. Threshold’s board also considered the possibility that the combined company would be able to take advantage of the potential benefits resulting from the combination of the Threshold public company structure with the Molecular business to raise additional funds in the future, if necessary.

•	Threshold’s board also considered Molecular’s willingness to allow continued development of evofosfamide which other bidders resisted. Threshold’s board concluded that the merger would provide the existing Threshold stockholders a significant opportunity to participate in the potential growth of the combined company following the merger.

•	Threshold’s board also considered the strength of the balance sheet of the combined company resulting from the potential concurrent financing and the cash that is expected to be retained by Threshold upon the completion of the merger.

•	Threshold’s board also considered that the combined company will be led by an experienced senior management team and a board of directors with representation from each of the current boards of directors of Threshold and Molecular.

•	Threshold’s board considered the financial analyses of Ladenburg, including Ladenburg’s opinion to Threshold’s board as to the fairness to Threshold, from a financial point of view and as of the date of the opinion, of the aggregate number of shares of Threshold common stock to be paid in the merger, as more fully described below under the section titled “The Merger—Opinion of Threshold Financial Advisor” beginning on page [●] of this proxy statement/prospectus/information statement.

•	Threshold’s board also reviewed the recent financial condition, results of operations and financial condition of Threshold, including:

•	the lack of success in developing evofosfamide and the difficulty Threshold would have obtaining the amount of funding required to meaningfully redesign the evofosfamide asset and develop the TH-3424 asset in the near-term;

•	risks associated with continuing to operate Threshold on a stand-alone basis, including the need to rebuild infrastructure and management to continue its operations;

•	the results of substantial efforts made over a significant period of time by Threshold’s senior management and financial advisors to solicit strategic alternatives for Threshold to the merger, including the discussions that Threshold management and the Threshold board of directors had in fall 2016 with other potential merger candidates;

•	the projected liquidation value of Threshold and the risks, costs and timing associated with liquidating compared to the value Threshold stockholders will receive in the merger; and

•	Threshold’s potential inability to maintain its NASDAQ listing without completing the merger.

Threshold’s board also reviewed the terms of the merger and associated transactions, including:

•	the exchange ratio used to establish the number of shares of Threshold common stock to be issued in the merger is fixed based on the relative valuations of the companies, and thus the relative percentage ownership of Threshold stockholders and Molecular stockholders immediately following the completion of the merger is similarly fixed, except for adjustments based on the amount of Threshold’s cash at the time of the completion of the merger;

•	the limited number and nature of the conditions to Molecular’s obligation to consummate the merger, the limited risk of non-satisfaction of such conditions and the likelihood that the merger will be consummated on a timely basis;

•	the respective rights of, and limitations on, Threshold and Molecular under the merger agreement to consider certain unsolicited acquisition proposals under certain circumstances should Threshold or Molecular receive a superior proposal;

•	the reasonableness of the potential termination fee of up to $750,000 and the related reimbursement of certain transaction expenses, which could become payable by either Threshold or Molecular if the merger agreement is terminated in certain circumstances;

•	the support agreements, pursuant to which officers, directors and certain stockholders of Molecular agreed, solely in their capacity as stockholders, to vote shares of their Molecular capital stock covering approximately 100.0% of the outstanding shares of Molecular in favor of adoption of the merger agreement;

•	Threshold’s right to sell assets and rights with respect to TH-1338, TH 2870, TH-3424, tarloxtinib, [18F]HX4, TH-2566 and TH-1338 subject to certain limitations and include cash proceeds as part of net cash;

•	the fact that Molecular would solicit the approval of its stockholders to adopt the merger agreement and approve the merger and other transactions contemplated by the merger agreement within 10 calendar days of execution of the merger agreement and, if the vote was not received within eleven calendar days of execution of the merger agreement, Threshold could terminate the merger agreement and receive a termination fee of $750,000 and reimbursement of expenses; and

•	the belief that the terms of the merger agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances.

In the course of its deliberations, Threshold’s board also considered a variety of risks and other countervailing factors related to entering into the merger, including:

•	the termination fee of $750,000 and related expenses payable to Molecular upon the occurrence of certain events and the potential effect of such termination fee in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Threshold stockholders;

•	the substantial expenses to be incurred in connection with the merger, including the costs associated with any related litigation;

•	the possible volatility, at least in the short term, of the trading price of the Threshold common stock resulting from the merger announcement;

•	the potential effects of the announcement and pendency of merger on Threshold’s operations, stock price, employees and suppliers, and its ability to retain and attract key personnel while the merger is pending and the possibility of any suit, action or proceeding in respect of the merger agreement, the merger or the concurrent financing;

•	the risk that the merger might not be consummated in a timely manner or at all and the potential adverse effect of the public announcement of the merger or on the delay or failure to complete the merger on the reputation of Threshold;

•	the risk to the business of Threshold, operations and financial results in the event that the merger is not consummated, including the diminution of Threshold’s cash and its likely inability to raise additional capital through the public or private sale of equity securities;

•	the strategic direction of the continuing entity following the completion of the merger, which will be determined by a board of directors initially comprised of a majority of the members of the current Molecular board of directors;

•	the fact that the merger would give rise to substantial limitations on the utilization of Threshold’s net operating losses; and

•	various other risks associated with the combined company and the merger, including those described in the section titled “Risk Factors” beginning on page [●] of this proxy statement/prospectus/information statement.

The foregoing information and factors considered by the Threshold board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by the Threshold board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Threshold board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Threshold board of directors may have given different weight to different factors. The Threshold board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, the Threshold management team and the legal and financial advisors of Threshold, and considered the factors overall to be favorable to, and to support, its determination.

Molecular Reasons for the Merger

The following discussion sets forth material factors considered by the Molecular board of directors in reaching its determination to authorize the merger agreement and approve the merger; however, it may not include all of the factors considered by the Molecular board of directors. In light of the number and wide variety of factors considered in connection with its evaluation of the merger agreement and the merger, the Molecular board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The Molecular board of directors viewed its position and determinations as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors.

In the course of reaching its decision to approve the merger, Molecular’s board of directors consulted with its senior management, financial advisor and legal counsel, reviewed a significant amount of information and considered a number of factors, including, among others:

•	historical and current information concerning Molecular’s business, including its financial performance and condition, operations, management and competitive position;

•	the potential to provide its current stockholders with greater liquidity by owning stock in a public company;

•	the cash resources of the combined company expected to be available at the closing of the merger relative to the anticipated burn rate of the combined company;

•	the potential for access to public capital markets, including sources of capital from a broader range of investors to support the clinical development of its product candidates than it could otherwise obtain if it continued to operate as a privately-held company;

•	the Molecular board’s belief that no alternatives to the merger were reasonably likely to create greater value for Molecular’s stockholders after reviewing the various alternatives that were considered by the Molecular board of directors and the likelihood of achieving any alternative transaction compared to the likelihood of completing the merger;

•	the expectation that the merger would be a more time- and cost-effective means to access capital than other options considered, including an initial public offering which Molecular was alternatively planning to pursue;

•	the fact that shares of Threshold common stock issued to Molecular stockholders will be registered pursuant to a registration statement on Form S-4 by Threshold and will become freely tradable for Molecular’s stockholders who are not affiliates of Molecular;

•	the likelihood that the merger will be consummated on a timely basis;

•	the terms and conditions of the merger agreement, including, without limitation, the following:

•	the determination by Molecular’s board of directors that an exchange ratio that is not subject to adjustment based on trading prices is appropriate to determine relative percentage ownership of Threshold’s and Molecular’s securityholders;

•	the expectation that the merger will be treated as a reorganization for U.S. federal income tax purposes, with the result that the Molecular stockholders will not recognize taxable gain or loss for U.S. federal income tax purposes upon the exchange of Molecular common stock for Threshold common stock pursuant to the merger;

•	the rights of Molecular under the merger agreement to consider certain unsolicited competing proposals under certain circumstances should Molecular receive a superior proposal; and

•	the conclusion of Molecular’s board of directors that the potential termination fee of $750,000 and/or expense reimbursements payable by Threshold to Molecular and the circumstances when such fee and/or expense reimbursements may be payable were reasonable.

Molecular’s board of directors also considered a number of uncertainties and risks in its deliberations concerning the merger and the other transactions contemplated by the merger agreement, including the following:

•	the possibility that the merger might not be completed and the potential adverse effect of the public announcement of the merger on the reputation of Molecular and the ability of Molecular to obtain financing in the future in the event the merger is not completed;

•	the termination fee of $750,000 and/or expense reimbursements payable by Molecular to Threshold upon the occurrence of certain events, and the potential effect of such termination fee in deterring other potential acquirers from proposing a competing transaction that may be more advantageous to Molecular’s stockholders;

•	the risk that the merger might not be consummated in a timely manner or at all;

•	the expenses to be incurred in connection with the merger and related administrative challenges associated with combining the companies;

•	the additional public company expenses and obligations that Molecular’s business will be subject to following the merger to which it has not previously been subject; and

•	various other risks associated with the combined company and the merger, including the risks described in the section titled “Risk Factors” beginning on page 33 of this proxy statement/prospectus/information statement.

The Molecular board of directors weighed the benefits, advantages and opportunities of a potential transaction against the uncertainties and risks described above, as well as the possible diversion of management attention for an extended period of time. After taking into account these and other factors, the Molecular board of directors approved and authorized the merger agreement and the transactions contemplated thereby, including the merger.

Opinion of Threshold Financial Advisor

Pursuant to an engagement letter dated August 30, 2016, Threshold retained Ladenburg Thalmann & Co. Inc. to act as a financial advisor in connection with the merger and to render an opinion to the Threshold board of directors as to the fairness, from a financial point of view, of the exchange ratio to the Threshold stockholders (including the holders of any unexercised, in the-money employee options). On March 16, 2017, Ladenburg rendered its oral opinion, subsequently confirmed by delivery of a written opinion dated March 16, 2017, to the Threshold board of directors, that, as of the date of such opinion, and based upon the various assumptions, qualifications and limitations set forth therein, that the aggregate number of shares of Threshold common stock to be issued in the merger was fair, from a financial point of view, to the Threshold stockholders.

The full text of the written opinion of Ladenburg, dated March 16, 2017, is attached as Annex F and is incorporated by reference. Threshold encourages Threshold’s stockholders to read the opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Ladenburg. The summary of the written opinion of Ladenburg set forth in this proxy statement/prospectus/information statement is qualified by reference to the full text of such opinion. Ladenburg provided its opinion for the sole benefit and use of Threshold’s board of directors in its consideration of the merger. Ladenburg’s opinion is not a recommendation to any stockholder as to how to vote with respect to the proposed merger or to take any other action in connection with the merger or otherwise.

In connection with its opinion, Ladenburg took into account an assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions and securities valuations generally and, among other things:

•	Reviewed a draft dated March 16, 2017 of the Agreement and Plan of Merger and Reorganization, which was the most recent draft made available to Ladenburg prior to delivery of its opinion;

•	Reviewed and analyzed certain publicly available financial and other information for each of Threshold and Molecular, respectively, including equity research and certain other relevant financial and operating data furnished to Ladenburg by the management of each of Threshold and Molecular, respectively;

•	Reviewed and analyzed certain relevant historical financial and operating data concerning Molecular furnished to Ladenburg by the management of Molecular;

•	Reviewed and analyzed certain internal financial analyses, financial projections, reports and other information concerning Molecular prepared by the management of Molecular, including projections for Molecular prepared by the management of Molecular as confirmed and provided to Ladenburg by management of Threshold, and utilized per instruction of Threshold;

•	Discussed with certain members of the management of Threshold the historical and current business operations, financial condition and prospects of Threshold and Molecular;

•	Reviewed and analyzed certain operating results of Molecular as compared to operating results and the reported price and trading histories of certain publicly traded companies that Ladenburg deemed relevant;

•	Reviewed and analyzed certain financial terms of the merger agreement as compared to the publicly available financial terms of certain selected business combinations that Ladenburg deemed relevant;

•	Reviewed and analyzed certain financial terms of certain companies that completed initial public offerings that Ladenburg deemed relevant;

•	Reviewed certain pro forma financial effects of the merger;

•	Reviewed and analyzed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as Ladenburg deemed relevant for the purposes of its opinion; and

•	In addition, Ladenburg took into account its experience in other transactions, as well as its experience in securities valuations and its general knowledge of the industry in which Threshold operates.

In conducting its review and arriving at its opinion, Ladenburg, with the consent of Threshold, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to Ladenburg by Threshold and Molecular, or which is publicly available or was otherwise reviewed by Ladenburg. Ladenburg did not undertake any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. Ladenburg relied upon, without independent verifications, the assessment of the managements of Threshold and Molecular as to the viability of, and risks associated with, the current and future products and services of Molecular (including without limitation, the development, testing and marketing of such products and services, the receipt of all necessary governmental and other regulatory approvals for the development, testing and marketing thereof, and the life and enforceability of all relevant patents and other intellectual and other property rights associated with such products and services). In addition, Ladenburg did not conduct, or assume any obligation to conduct, any physical inspection of the properties or facilities of Threshold or Molecular. Ladenburg was instructed by Threshold, and has assumed, with Threshold’s consent, that Threshold’s net cash at the closing of the merger will be between $12.5 million and $17.5 million.

Ladenburg, with Threshold’s consent, relied upon the assumption that all information provided to Ladenburg by Threshold and Molecular is accurate and complete in all material respects. With respect to the financial forecasts supplied to Ladenburg by Threshold regarding Molecular, Ladenburg assumed, with Threshold’s consent, that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the managements of Threshold and Molecular, as applicable, as to the future operating and financial performance of Threshold and Molecular, as applicable, and that they provided a reasonable basis upon which Ladenburg could form its opinion. Furthermore, Ladenburg has assumed, with Threshold’s consent, that there will be no further adjustments to the exchange ratio between the date hereof and the date the final exchange ratio is determined, unless the net cash at the closing of the merger is less than $12.5 million or greater $17.5 million. Ladenburg expressly disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which Ladenburg becomes aware after the date of its opinion. Ladenburg assumed there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Threshold or Molecular since the date of the last financial statements made available to them. Ladenburg did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities of Threshold or Molecular, nor was Ladenburg furnished with such materials. In addition, Ladenburg did not evaluate the solvency or fair value of Threshold or Molecular under any state or federal laws relating to bankruptcy, insolvency or similar matters. Ladenburg’s opinion did not address any legal, tax or accounting matters related to the Agreement or the merger, as to which Ladenburg has assumed that Threshold and the board of directors of Threshold received such advice from legal, tax and accounting advisors as each has determined appropriate. Ladenburg’s opinion addressed only the fairness of the exchange ratio, from a financial point of view, to Threshold’s stockholders. Ladenburg expressed no view as to any other aspect or implication of the merger or any other agreement, arrangement or understanding entered into in connection with the merger. Ladenburg’s opinion was necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by Ladenburg on the date of its opinion. It should be understood that although subsequent developments may affect Ladenburg’s opinion, Ladenburg does not have any obligation to update, revise or reaffirm its opinion and Ladenburg expressly disclaim any responsibility to do so.

Ladenburg did not consider any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC, the Financial Accounting Standards Board, or FASB, or any similar foreign regulatory body or board.

For purposes of rendering its opinion, Ladenburg assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the standards of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the merger will be satisfied without waiver thereof. Ladenburg assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by Ladenburg. Ladenburg also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the merger. Ladenburg assumed that the merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations.

It is understood that Ladenburg’s opinion was intended for the benefit and use of the board of directors of Threshold in its consideration of the financial terms of the merger and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without Ladenburg’s prior written consent. Ladenburg’s opinion did not constitute a recommendation to the board of directors of Threshold on whether or not to approve the merger or to any stockholder or any other person as to how to vote with respect to the merger or to take any other action in connection with the merger or otherwise. Ladenburg’s opinion did not address Threshold’s underlying business decision to proceed with the merger or the relative merits of the merger compared to other alternatives available to Threshold. Ladenburg expressed no opinion as to the prices or ranges of prices at which shares of securities of any person, including Threshold, will trade at any time, including following the announcement or consummation of the merger. Ladenburg was not requested to opine as to, and Ladenburg’s opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the merger, or any class of such persons, relative to the compensation to be paid to the securityholders of the Threshold in connection with the merger or with respect to the fairness of any such compensation.

The following is a summary of the principal financial analyses performed by Ladenburg to arrive at its opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. Ladenburg performed certain procedures, including each of the financial analyses described below, and reviewed with the management of Threshold the assumptions on which such analyses were based and other factors, including the historical and projected financial results of Threshold and Molecular.

Transaction Overview

Based upon the exchange ratio of 0.9668 in the merger agreement, Threshold will issue to stockholders of Molecular approximately 17.2 million shares of Threshold common stock (as adjusted for the reverse stock split of 8:1). Threshold will own approximately 34% of the combined entity post-merger.

Implied Equity Value

Ladenburg calculated that the implied equity value, using the closing stock price of Threshold on March 15, 2017, of Molecular was approximately $83.7 million, calculated by multiplying 17,146,442, (the number of shares of Threshold common stock to be issued to Molecular’s stockholders based on the exchange ratio, on a post 8:1 reverse stock split basis) by $4.88 (the implied per share price of Threshold common stock as of the close on March 15, 2017, on a post 8:1 reverse stock split basis).

Implied Total Enterprise Value

Ladenburg calculated an implied total enterprise value for Molecular of approximately $80.9 million by subtracting an assumed Molecular net cash balance of approximately $2.8 million from the implied equity value of approximately $83.7 million and was based on Molecular’s projected indebtedness, cash and cash equivalents at July 31, 2017, the assumed closing date of the merger.

Analysis of Selected Initial Public Offering Transactions

Ladenburg reviewed the initial public offerings, or IPOs, of nineteen companies which completed an IPO since 2015 and whose lead products at the time of its IPO were in oncology and were in pre-clinical to mid-stages of clinical development. The implied total enterprise value at IPO is defined as the pre-money equity value plus indebtedness, liquidation value of preferred stock and non-controlling interest, minus cash and cash equivalents at the time of its IPO. Although the companies referred to below were used for comparison purposes, none of these companies are directly comparable to Molecular. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies below. These companies, referred to as the selected oncology IPO companies, were:

Adaptimmune Therapeutics plc	Aduro BioTech, Inc.	Aeglea Biotherapeutics, Inc.
AnaptysBio, Inc.	BeiGene, Ltd.	Blueprint Medicines Corporations
Cellectis S.A.	Corvus Pharmaceuticals, Inc.	CRISPR Therapeutics AG
CytomX Therapeutics, Inc.	Jounce Therapeutics, Inc.	Kadmon Holdings, Inc.
Merus B.V.	Mirna Therapeutics, Inc.	Moleculin Biotech, Inc.
NantKwest, Inc.	ProNAi Therapeutics, Inc.	Syros Pharmaceuticals, Inc.
Tracon Pharmaceuticals, Inc.

The selected oncology IPO companies had implied total enterprise values between $13 million and $1,716 million. Ladenburg derived a median implied total enterprise value of $216 million for the selected oncology IPO companies. Ladenburg then took the 25th percentile and the 75th percentile of the implied total enterprise values in order to calculate the range of implied total enterprise values for Molecular, which were $98 million and $483 million, respectively. This compares to Molecular’s total enterprise value as per the merger agreement of approximately $81 million.

Date of IPO Announcement	Company Name	Enterprise Value ($MM)
1/26/2017	Jounce Therapeutics	$125
1/25/2017	AnaptysBio	164
10/18/2016	Crispr Therapeutics	248
7/26/2016	Kadmon Holdings	484
6/29/2016	Syros Pharmaceuticals	172
6/1/2016	Moleculin Biotech	13
5/18/2016	Merus	65
4/16/2016	Aeglea Biotherapeutics	46
3/22/2016	Corvus Pharmaceuticals	141
2/2/2016	BeiGene	477
10/7/2015	CytomX Therapeutics	216
9/30/2015	Mirna Therapeutics	55
7/27/2015	NantKwest	1,716
7/15/2015	ProNAi Therapeutics	318
5/5/2015	Adaptimmune Therapeutics	719
4/29/2015	Blueprint Medicines	278
4/14/2015	Aduro Biotech	764
3/24/2015	Cellectis	1,108
1/29/2015	Tracon Pharmaceuticals	46

Analysis of Selected Publicly Traded Companies

Ladenburg reviewed selected financial data of 39 publicly traded companies in the biopharmaceutical industry which were in early to mid-stages of development and were focused on the oncology space, or the selected publicly traded early to mid-stage oncology companies. Although the companies referred to below were used for comparison purposes, none of those companies are directly comparable to Molecular. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies below. The total enterprise values are based on closing stock prices on March 15, 2017. The selected publicly traded early to mid-stage oncology companies were:

Adaptimmune Therapeutics plc	Aduro BioTech, Inc.	Affimed N.V.
Agenus Inc.	AnaptysBio, Inc.	Bellicum Pharmaceuticals, Inc.
Blueprint Medicines Corporation	Calithera Biosciences, Inc.	Cascadian Therapeutics, Inc.
Cellectis S.A.	Cerulean Pharma Inc.	Corvus Pharmaceuticals, Inc.
Curis, Inc.	CytomX Therapeutics, Inc.	Fate Therapeutics, Inc.
Five Prime Therapeutics, Inc.	Geron Corporation	Ignyta, Inc.
Immune Design Corp.	Innate Pharma S.A.	Jounce Therapeutics, Inc.
Juno Therapeutics, Inc.	Kura Oncology, Inc.	Leap Therapeutics, Inc.
Lion Biotechnologies, Inc.	Loxo Oncology, Inc.	Merus B.V.
Mirati Therapeutics, Inc.	NantKwest, Inc.	NewLink Genetics Corporation
OncoMed Pharmaceuticals, Inc.	Rexahn Pharmaceuticals, Inc.	Stemline Therapeutics, Inc.
Syndax Pharmaceuticals, Inc.	Syros Pharmaceuticals, Inc.	TapImmune, Inc.
Trillium Therapeutics Inc.	ZIOPHARM Oncology, Inc.

The 39 Selected Publicly Traded Early to Mid-stage Oncology Companies had implied total enterprise values between $34 million and $1,792 million. Ladenburg derived a median implied total enterprise value of $256 million for the Selected Publicly Traded Early to Mid-stage Oncology Companies. Ladenburg then took the 25th percentile and the 75th percentile of the implied total enterprise values in order to calculate the range of implied total enterprise values for Molecular, which were $112 million and $446 million, respectively. This compares to Molecular’s total enterprise value as per the merger agreement of approximately $81 million.

Company Name	Enterprise Value ($MM)
Adaptimmune Therapeutics plc	$155
Aduro BioTech, Inc.	396
Affimed N.V.	59
Agenus Inc.	442
AnaptysBio, Inc.	422
Bellicum Pharmaceuticals, Inc.	296
Bio-Path Holdings, Inc.	70
Blueprint Medicines Corporation	1,157
Calithera Biosciences, Inc.	246
Cascadian Therapeutics, Inc.	65
Cellectis S.A.	525
Cerulean Pharma Inc.	58
Corvus Pharmaceuticals, Inc.	291
Curis, Inc.	398
CytomX Therapeutics, Inc.	354
Fate Therapeutics, Inc.	160
Five Prime Therapeutics, Inc.	752
Geron Corporation	208
Ignyta, Inc.	276
Immune Design Corp.	56
Innate Pharma S.A.	461
Jounce Therapeutics, Inc.	445
Juno Therapeutics, Inc.	1,792
Kura Oncology, Inc.	125
Leap Therapeutics, Inc.	58
Lion Biotechnologies, Inc.	310
Loxo Oncology, Inc.	884
Merus B.V.	545
Mirati Therapeutics, Inc.	68
NantKwest, Inc.	123
NewLink Genetics Corporation	509
OncoMed Pharmaceuticals, Inc.	200
Rexahn Pharmaceuticals, Inc.	95
Stemline Therapeutics, Inc.	138
Syndax Pharmaceuticals, Inc.	162
Syros Pharmaceuticals, Inc.	256
TapImmune, Inc.	34
Trillium Therapeutics Inc.	35
ZIOPHARM Oncology, Inc.	882

Analysis of Selected Precedent Transactions

Ladenburg reviewed the financial terms, to the extent the information was publicly available, of 10 merger transactions of companies that operated in the oncology space and were in early to mid-stages of clinical development, or the selected early to mid-stage oncology precedent transactions. Although the precedent transactions referred to below were used for comparison purposes, none of the target companies are directly comparable to Molecular. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the merger value of such companies and Molecular to which they are being compared. Ladenburg reviewed the implied total enterprise values of the target company or business (including downstream milestone payments). These transactions, including the month and year each were announced, as follows:

Selected Early to Mid-stage Oncology Precedent Transactions

Month and Year Announced	Target Company	Acquirer	Enterprise Value ($MM)
January 2017	Tolero Pharmaceuticals	Sumitomo Dainippon	$780
November 2016	Kolltan Pharmaceuticals	Celldex Therapeutics	$235
July 2016	Cormorant Pharmaceuticals	Bristol-Myers Squibb	$520
January 2016	Fluorinov Pharma	Trillium Therapeutics	$37
January 2016	Tensha Therapeutics	Roche	$535
December 2015	PhosImmune	Agenus	$45
December 2015	Diffusion Pharmaceuticals	RestorGenex	$103
October 2015	Quanticel Pharmaceuticals	Celgene	$485
October 2015	Admune Therapeutics	Novartis	$258
July 2015	cCAM Biotherapeutics	Merck	$605

The 10 selected early to mid-stage oncology precedent transactions target companies had an implied total enterprise value between $37 million and $780 million. Ladenburg derived a median total enterprise value of $372 million for the selected early to mid-stage oncology precedent transactions. Ladenburg then took the 25th percentile and the 75th percentile of the implied total enterprise values in order to calculate the range of implied total enterprise values for Molecular, which were $139 million and $534 million, respectively. This compares to Molecular’s total enterprise value as per the merger agreement of approximately $81 million.

Discounted Cash Flow Analysis

Ladenburg estimated a range of total enterprise values for Molecular based upon the present value of Molecular’s estimated after-tax unlevered free cash flows. Ladenburg analyzed certain internal financial analyses, financial projections, reports and other information concerning Molecular prepared by the management of Molecular. Threshold reviewed and approved the Molecular financial projections before they were provided to Ladenburg. The financial projections contained revenue estimates through calendar year-end 2031 for both the MT-3724 and MT-4019 assets. Molecular then subtracted assumed cost of goods sold, research and development costs, general and administrative and marketing and selling expenses. Molecular assumed a 35% corporate tax rate when calculating unlevered free cash flow. In performing this discounted cash flow analysis, Ladenburg utilized discount rates ranging from 15% to 20%, which were selected based on the capital asset pricing model and the estimated weighted average cost of capital of the selected publicly traded early to mid-stage oncology companies. This discounted cash flow analysis assumed that Threshold has no terminal value after 2031.

The discounted cash flow analysis resulted in an implied total enterprise value between $158 million and $278 million, based on the upper and lower range of the discount rates that Ladenburg used in its analysis. This compares to Molecular’s total enterprise value as per the merger agreement of approximately $81 million.

The summary set forth above does not purport to be a complete description of all the analyses performed by Ladenburg. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Ladenburg did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Ladenburg believes, and advised the Threshold board of directors, that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion. In performing its analyses, Ladenburg made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Threshold and Molecular. These analyses performed by Ladenburg are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of Threshold, Molecular, Ladenburg or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by Ladenburg and its opinion were among several factors taken into consideration by the Threshold board of directors in making its decision to enter into the merger agreement and should not be considered as determinative of such decision.

Ladenburg was selected by the Threshold board of directors to render an opinion to the Threshold board of directors because Ladenburg is a nationally recognized investment banking firm and because, as part of its investment banking business, Ladenburg is continually engaged in the valuation of businesses and their securities in connection with mergers, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, in the ordinary course of its business, Ladenburg and its affiliates may trade the equity securities of Threshold for its own account and for the accounts of their customers, and, accordingly, may at any time hold a long or short position in such securities. In the three years preceding the date hereof, Ladenburg has not had a relationship with Threshold and has not received any fees from Threshold, other than the payment for its opinion. In the three years preceding the date hereof, Ladenburg has not had a relationship with Molecular and has not received any fees from Molecular. Ladenburg and its affiliates may in the future seek to provide investment banking or financial advisory services to Threshold and Molecular and/or certain of their respective affiliates and expect to receive fees for the rendering of these services.

The issuance of Ladenburg’s opinion was reviewed and approved by a fairness opinion committee of Ladenburg.

Pursuant to the engagement letter between Ladenburg and Threshold, if the merger is consummated, Ladenburg will be entitled to receive a transaction fee of $950,000 payable in cash. Threshold has also paid a fee of $250,000 to Ladenburg in cash for rendering its opinion. Additionally, Threshold has agreed to reimburse Ladenburg for its out-of-pocket expenses and has agreed to indemnify Ladenburg against certain liabilities, including liabilities under the federal securities laws. The terms of the fee arrangement with Ladenburg, which are customary in transactions of this nature, were negotiated at arm’s length between Threshold and Ladenburg, and the Threshold board of directors was aware of the arrangement, including the fact that a portion of the fee payable to Ladenburg is contingent upon the completion of the merger.

Interests of the Threshold Directors and Executive Officers in the Merger

In considering the recommendation of the Threshold board of directors with respect to issuing shares of Threshold common stock in the merger and the concurrent financing and the other matters to be acted upon by the Threshold stockholders at the Threshold annual meeting, the Threshold stockholders should be aware that some of Threshold’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Threshold’s stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

Threshold’s board was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the merger agreement and the merger, and to recommend, as applicable, that the Threshold stockholders approve the proposals to be presented to the Threshold stockholders for consideration at the Threshold annual meeting as contemplated by this proxy statement/prospectus/information statement.

Ownership Interests

As of March 31, 2017, all directors and executive officers of Threshold beneficially owned approximately 13.31% of the shares of Threshold common stock. The affirmative vote of a majority of the votes cast in person or by proxy at the Threshold annual meeting is required for approval of Proposal Nos. 1, 2, 3, 7, 8, 9 and 10 (not counting “abstentions” or “broker non-votes” as votes cast). The affirmative vote of holders of a majority of the outstanding shares of Threshold common stock entitled to vote at the Threshold annual meeting is required for approval of Proposal Nos. 4 and 5. Certain Threshold officers and directors, and their affiliates, have also entered into support agreements in connection with the merger. For a more detailed discussion of the support agreements, please see the section titled “Agreements Related to the Merger—Support Agreements” beginning on page 173 of this proxy statement/prospectus/information statement.

As of March 31, 2017, Sutter Hill and its affiliates beneficially owned approximately 8.6% of the shares of Threshold common stock prior to the merger. Jeffrey W. Bird, M.D., Ph.D. is a member of Threshold’s board and partner at Sutter Hill.

Director Positions and Consultancy Agreements Following the Merger

Harold E. Selick, Ph.D. and David R. Hoffmann are currently directors of Threshold and shall continue as directors of the combined company after the effective time of the merger, with Dr. Selick serving as the chairman of the board of the combined company.

Joel Fernandes, currently the Senior Vice President of Finance and Controller of Threshold, is expected to be terminated from his position as an officer of Threshold as of the effective time of the merger. After the effective time of the merger, it is expected that Mr. Fernandes will continue to provide services to the combined company as a consultant and to advise the board of the combined company on financial matters. The specific terms of this consulting relationship are still being discussed.

Merger-Related Compensation of Named Executive Officers

The following table and the related footnotes present information about the compensation payable to Threshold’s current named executive officers that is based on or otherwise relates to the merger (Stewart Kroll’s employment as Threshold’s chief operating officer was terminated effective September 30, 2016 and he is not entitled to any benefits in connection with the merger). These named executive officers are Threshold’s only executive officers. The compensation shown in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about compensation for each Threshold named executive officer that is based on or otherwise relates to the merger. Dr. Selick resigned as Chief Executive Officer effective March 31, 2017 (such resignation was treated as an involuntary termination for purposes of determining compensation payable to Dr. Selick in connection with the merger). Joel Fernandes and Tillman Pearce are expected to be terminated effective as of the closing of the merger. The cash and perquisites/benefits disclosure provided by this table is quantified assuming that (i) the merger closed, and (ii) that Dr. Selick will continue as chairman of the board of directors of Threshold until closing of the merger and Mr. Fernandes and Dr. Pearce will be terminated effective as of the closing of the merger except as shown below. The equity disclosure provided in this table is quantified assuming that the merger closed. The named executive officers are not entitled to any pension or non-qualified deferred compensation benefits enhancements, or any other form of compensation that is based on or otherwise related to the merger.

Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur (including assumptions described in this proxy statement/prospectus/information statement) or may occur at times different than the time assumed. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, to be received by the named executive officers may differ in material respects from the amounts set forth below. The amounts in the chart are “double trigger” in nature, in that they require both the occurrence of the merger and a qualifying termination of employment.

	Golden Parachute Compensation
	Cash ($)(1)	Equity ($)(2)	Perquisites Benefits ($)(3)	Total ($)
Harold E. Selick, Ph.D.	$575,000	$13,500	$36,500	$625,000
Chairman and Former Chief
Executive Officer
Tillman Pearce	$405,000	$3,375	$30,300	$438,675
Chief Medical Officer
Joel A. Fernandes	$281,000	$3,375	$30,300	$314,675
Senior Vice President, Finance and Controller

(1)	The amount in this column for Dr. Selick represents a potential cash severance payment that Dr. Selick may receive under his severance agreement if the merger occurs by July 31, 2017 and he remains Chairman of the board through the closing of the merger. The amount in this column for Dr. Pearce and Mr. Fernandes represents potential cash severance payments that Dr. Pearce and Mr. Fernandes may receive under his severance agreement if Dr. Pearce and Mr. Fernandes resigns for good reason or is terminated within four months prior to or 18 months following closing of the merger. With respect to Dr. Pearce and Mr. Fernandes, the amount reported in the table above assumes no discretionary reduction by the Threshold compensation committee as contemplated by the approved amendments to their severance agreements. The amount of Drs. Selick’s and Pearce’s and Mr. Fernandes’ severance represents payments equal to 100% of Drs. Selick’s and Pearce’s and Mr. Fernandes’ base salary in effect as of March 31, 2017. The amount of Drs. Selick and Pearce and Mr. Fernandes’ severance payments is quantified assuming that the merger closed by July 31, 2017. Drs. Selick’s and Pearce’s and Mr. Fernandes’ severance payments are payable in a lump sum on Threshold’s first ordinary payroll date no earlier than two weeks following the effective date of the release agreement that Drs. Selick and Pearce and Mr. Fernandes must enter into to receive their severance payments.
(2)	These amounts represent the estimated intrinsic value of Drs. Selick’s and Pearce’s and Mr. Fernandes’ in-the-money unvested stock options that will accelerate and vest in connection with the merger. “Intrinsic value” with respect to Drs. Selick’s and Pearce’s and Mr. Fernandes’ unvested stock options refers to the excess of the average closing market price of the Threshold common stock for the first five (5) business days following the announcement of the merges on March 17, 2017 ($0.58) over the exercise price of the in-the-money Threshold stock options held by Drs. Selick and Pearce and Mr. Fernandes that were unvested as of March 31, 2017. These amounts do not include any value associated with the extension of the exercise period applicable to the named executive officer’s stock options as set forth in their severance agreements.
(3)	The amount in this column represents COBRA premiums Drs. Selick and Pearce and Mr. Fernandes are currently expected to receive.

Severance Agreements

Threshold has entered into change of control severance agreements with its named executive officers that provide for certain benefits upon the named executive officer’s involuntary termination, including in connection with a change of control transaction. For purposes of these agreements, the merger, if consummated, will constitute a change of control transaction.

Agreement with Dr. Selick. In December 2004, Threshold entered into a change of control severance agreement with Dr. Selick, which was amended and restated in November 2008, and further amended and restated in April 2012. This agreement provides that if Dr. Selick’s employment is involuntarily terminated (which generally means his resignation following a material reduction in his duties, position or responsibilities, a material reduction in base salary, a relocation of work location, any termination other than for cause or for which there lacks valid grounds or failure by any successor to the company to assume the terms of his change of control severance agreement), then he will be entitled to a lump sum cash severance payment equivalent to 12 months base salary as in effect as of the date of termination. This agreement also provides that if Dr. Selick is involuntarily terminated within 18 months following a change of control of Threshold, then he will be entitled to the following enhanced change of control severance benefits: a lump sum payment equivalent to 12 months base salary and any applicable allowances in effect as of the date of termination or, if greater, as in effect in the year in which the change of control occurs; payment of the full amount of Dr. Selick’s target bonus for the calendar year of termination plus a pro rata portion (based on the number of full weeks during such year) of the amount of such bonus or, if no target bonus has been established, an amount equal to Dr. Selick’s bonus in the prior year plus a pro rata portion (based on the number of full weeks during such year) of the amount of such bonus; immediate acceleration and vesting of all stock options or other awards granted prior to the change of control; the termination of Threshold’s right to repurchase shares of restricted stock purchased prior to the change of control; extension of the exercise period for stock options granted prior to the change of control to two years following the date of termination; and up to 12 months of health benefits.

In connection with the merger, upon the recommendation of the compensation committee, the Threshold board of directors deemed Dr. Selick’s resignation as Chief Executive Officer effective March 31, 2017 to be an “involuntary termination” for purposes of his change of control severance agreement, but only if the merger occurs within four months following March 31, 2017 and if he remains as Chairman of the board through the closing of the merger. Accordingly, if the merger occurs by July 31, 2017 and he remains Chairman of the board, then Dr. Selick will be entitled to the enhanced change of control severance benefits in connection with the merger.

All of the benefits provided above are expressly contingent on Dr. Selick’s delivery to Threshold of a satisfactory release of claims.

Agreement with Dr. Pearce. In April 2012, Threshold entered into a change of control severance agreement with Dr. Pearce. The agreement provides that if Dr. Pearce’s employment is involuntarily terminated, which generally means his resignation following a material reduction in his duties, position or responsibilities, a material reduction in base salary, a relocation of work location, any termination other than for cause or for which there lacks valid grounds or failure by any successor to Threshold to assume the terms of his change of control severance agreement, then Dr. Pearce will be entitled to a lump sum cash severance payment equivalent to 12 months base salary as in effect as of the date of termination. In addition, if Dr. Pearce is involuntarily terminated within 18 months following a change of control, then Dr. Pearce will be entitled to the following enhanced change of control severance benefits: a lump sum payment equivalent to 12 months’ base salary and any applicable allowances in effect as of the date of termination or, if greater, as in effect in the year in which the change of control occurs; payment of any bonus due in the year of termination plus a pro rata amount of the bonus that would have been awarded for the year following termination, assuming full bonus payment for that year; immediate acceleration and vesting of all stock options or other awards granted prior to the change of control; the termination of Threshold’s right to repurchase shares of restricted stock purchased prior to the change of control; extension of the exercise period for stock options or other awards granted prior to the change of control to two years following the date of termination; and up to 12 months of health benefits.

In connection with the merger, Threshold’s board of directors approved amending Dr. Pearce’s agreement to provide that if an involuntary termination occurs during the four-month period prior to the merger rather than following the merger, and the merger is consummated, the termination will be treated as having occurred following the merger and will entitle Dr. Pearce to the enhanced change of control severance benefits. In connection with such modification, the compensation committee may choose to reduce the salary portion of the enhanced change of control severance benefits by salary earned after such date as the compensation committee may determine.

All of the benefits provided above are expressly contingent on Dr. Pearce’s delivery to Threshold of a satisfactory release of claims.

Agreement with Mr. Fernandes. In connection with his promotion to Senior Vice President of Finance and Controller in March 2016, Threshold entered into a new change of control severance agreement with Mr. Fernandes, which was modified in connection with the merger. The agreement provides that if Mr. Fernandes’ employment is involuntarily terminated (which generally means Mr. Fernandes’ resignation following a material reduction in his duties, position or responsibilities, a material reduction in base salary, a relocation of work location, any termination other than for cause or for which there lacks valid grounds or failure by any successor to Threshold to assume the terms of the new severance agreement), then Mr. Fernandes will be entitled to a lump sum cash severance payment equivalent to 12 months base salary as in effect as of the date of termination. In addition, if Mr. Fernandes is involuntarily terminated within 18 months following a change of control of Threshold, then Mr. Fernandes will be entitled to the following enhanced change of control severance benefits: a lump sum payment equivalent to 12 months’ base salary and any applicable allowances in effect as of the date of termination or, if greater, as in effect in the year in which the change of control occurs; payment of the full amount Mr. Fernandes’ target bonus for the calendar year of termination plus a pro rata portion (based on the number of full weeks during such year) of the amount of such bonus or, if no target bonus has been established, an amount equal to Mr. Fernandes bonus in the prior year plus a pro rata portion (based on the number of full weeks during such year) of the amount of such bonus; immediate acceleration and vesting of all equity awards granted by Threshold to Mr. Fernandes prior to the change of control; extension of the exercise period for stock options granted prior to the change of control to up to two years following the date of termination; and up to 12 months of health benefits.

In connection with the merger, Threshold’s board of directors approved amending Mr. Fernandes’ agreement to provide that if an involuntary termination occurs during the four-month period prior to the merger rather than following the merger, and the merger is consummated, the termination will be treated as having occurred following the merger and will entitle Mr. Fernandes to the enhanced change of control severance benefits. In connection with such modification, the compensation committee may choose to reduce the salary portion of the enhanced change of control severance benefits by salary earned after such date as the compensation committee may determine.

All of the benefits provided above are expressly contingent on Mr. Fernandes’ delivery to Threshold of a satisfactory release of claims.

Threshold Director Compensation Arrangements and Other Interests

The following table presents information about the compensation payable to Threshold’s non-employee directors in connection with the merger. The amounts listed in the table below represent the estimated intrinsic value of the unvested stock options held by the non-employee directors that will accelerate and vest in connection with the merger. “Intrinsic value” with respect to such stock options refers to the closing market price of the Threshold common stock on March 31, 2017, over the exercise price of the Threshold stock options held by the non-employee director that were unvested as of March 31, 2017.

Name	Value of Accelerated Stock Options
Jeffrey W. Bird, M.D., Ph.D.	$1,663
Bruce C. Cozadd	$1,663
David R. Hoffmann	$1,663
Wilfred E. Jaeger, M.D.	$1,663
George G.C. Parker, Ph.D.	$1,663
David R. Parkinson, M.D.	$1,663

Warrants Held by Threshold Director

Dr. Jaeger is a holder of a warrant to purchase 25,000 shares of Threshold common stock. See “Certain Relationships and Related Party Transactions—Threshold Transactions—Participation in Public Offering” elsewhere in this proxy statement/prospectus/information statement. In accordance with the terms of the Threshold warrants, upon the consummation of the merger and for the 90-day period following the merger, a warrant holder will have a “put” right, which is a right to require Threshold to purchase the Threshold warrants from such requesting holders by paying to such holders on the effective date of the merger cash in an amount equal to the “Black Scholes Value” (as defined in the Threshold warrants) of the remaining unexercised portion of the Threshold warrants. Accordingly, if Dr. Jaeger were to exercise his put right with respect to his warrant, Threshold would be required to repurchase the warrant at a Black Scholes Value calculation in accordance with the Threshold warrant.

Indemnification of the Threshold Officers and Directors

The merger agreement provides that, for a period of six years following the effective time of the merger, Threshold will fulfill and honor in all respects the obligations of Threshold and Molecular which existed prior to the date of the merger agreement to indemnify Threshold’s and Molecular’s present and former directors and officers and their heirs, executors and assigns. Threshold has entered into indemnification agreements with each of Threshold’s current directors and executive officers which require Threshold to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to Threshold and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The merger agreement provides that, for a period of six years following the effective time of the merger, the provisions relating to the indemnification and elimination of liability for monetary damages set forth in the certificates of incorporation and by-laws of Threshold and Molecular will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of individuals who, at the effective time, were directors, officers, employees or agents of Threshold or Molecular, unless such modification is required by law.

The merger agreement also provides that, for a period of six years following the effective time of the merger, Threshold will maintain either a directors’ and officers’ liability insurance policy or a “tail” policy covering existing directors and officers of Threshold. In addition, the merger agreement provides that Threshold shall secure a “tail” policy on Molecular’s existing directors’ and officers’ liability insurance policy for a period of six years following the effective time of the merger for Molecular’s existing directors and officers.

Interests of the Molecular Directors and Executive Officers in the Merger

In considering the recommendation of Molecular’s board of directors with respect to adopting the merger agreement, Molecular stockholders should be aware that certain members of the board of directors and executive officers of Molecular have interests in the merger that may be different from, or in addition to, interests they may have as Molecular stockholders. Molecular’s board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the merger agreement, the merger and related transactions, and to recommend that the Molecular stockholders sign and return the written consent as contemplated by this proxy statement/prospectus/information statement.

Ownership Interests

Certain of Molecular’s directors and executive officers currently hold shares of Molecular common stock or Molecular preferred stock, of which each share will convert into one share of Molecular common stock prior to the closing of the merger. Each share of Molecular’s series A preferred stock, series B preferred stock, series C preferred stock and series C-1 preferred stock converts into one share of common stock. The table below sets forth the anticipated ownership of Molecular common stock by Molecular’s directors and executive officers immediately prior to the closing of the merger based on their ownership of Molecular’s capital stock as of March 31, 2017.

Stockholder Name	Number of Shares of Molecular Common Stock Held Immediately Prior to the Closing of the Merger
Eric E. Poma, Ph.D.(1)	677,993
Jason Kim(2)	239,983
David Valacer, M.D.(3)	69,188
Kevin M. Lalande(4)	12,087,320
Louis Bock(5)	32,892
Steven Gullans, Ph.D.(6)	1,927,018
Timothy E. Sullivan(7)	1,713,605

(1)	Dr. Poma is Molecular’s Chief Executive Officer, Chief Scientific Officer and Secretary, and a member of its board of directors. For additional information regarding shares of Molecular common stock issuable to Dr. Poma upon exercise of outstanding options, please see the section titled “—Stock Options” beginning on page 140 of this proxy statement/prospectus/information statement.
(2)	Mr. Kim is Molecular’s president and Chief Financial Officer. For additional information regarding shares of Molecular common stock issuable to Mr. Kim upon exercise of outstanding options, please see the section titled “—Stock Options” beginning on page 140 of this proxy statement/prospectus/information statement.
(3)	Mr. Valacer is Molecular’s Chief Medical Officer. For additional information regarding shares of Molecular common stock issuable to Mr. Valacer upon exercise of outstanding options, please see the section titled “—Stock Options” beginning on page 140 of this proxy statement/prospectus/information statement.
(4)	Mr. Lalande is a member of Molecular’s board of directors and a managing director of SHV Management Services, LLC, which is the general partner of (i) SHV Management Services, LP which is the general partner of Santé Health Ventures I, L.P. and (ii) SHV Annex Services, LP which is the general partner of Santé Health Ventures I Annex Fund, L.P., each a Santé Entity and, collectively, the Santé Entities. For additional information regarding ownership of Molecular’s capital stock by the Santé Entities, please see the table immediately below.
(5)	Mr. Bock is a member of Molecular’s board of directors and a venture partner of SHV Management Services, LLC, which is the general partner of (i) SHV Management Services, LP which is the general partner of Santé Health Ventures I, L.P. and (ii) SHV Annex Services, LP which is the general partner of Santé Health Ventures I Annex Fund, L.P., each a Santé Entity and, collectively, the Santé Entities. For additional information regarding ownership of Molecular’s capital stock by the Santé Entities, please see the table immediately below.
(6)	Dr. Gullans is a member of Molecular’s board of directors and a managing director of Excel Ventures II GP, LLC, which is the general partner of Excel Venture Fund II, L.P., each an Excel Entity and, collectively, the Excel Entities. For additional information regarding ownership of Molecular’s capital stock by the Excel Entities, please see the table immediately below.
(7)	Mr. Sullivan is a member of Molecular’s board of directors and a partner of AJU Life Science Overseas Expansion Platform Fund and AJU Growth & Healthcare Fund, each an AJU Entity and, collectively, the AJU Entities. For additional information regarding ownership of Molecular’s capital stock by the AJU Entities, please see the table immediately below.

Certain of Molecular’s stockholders affiliated with Molecular’s directors also currently hold (i) shares of Molecular preferred stock, of which each share will convert into one share of Molecular common stock prior to the closing of the merger, and/or (ii) Molecular notes, which will convert into shares of Molecular’s series C-1 preferred stock and subsequently into shares of Molecular common stock prior to closing of the merger. The table below sets forth the anticipated ownership of Molecular common stock by other affiliates of Molecular’s directors immediately prior to the closing of the merger based on their ownership of Molecular’s capital stock and Molecular notes as of March 31, 2017.

Stockholder Name	Number of Shares of Molecular Common Stock Held Immediately Prior to the Closing of the Merger
Santé Entities(1)	12,087,320
Excel Entities(2)	1,972,018
AJU Entities(3)	1,713,605

(1)	Consists of 2,500,000 shares of series A preferred stock, 2,226,059 shares of series B preferred stock, 2,062,224 shares of series C preferred stock and 1,517,344 shares of series C-1 preferred stock (to be issued upon conversion of the Molecular notes). All shares are held directly by Santé Health Ventures I, L.P., or Santé I, and Santé Health Ventures I Annex Fund, L.P., or Santé Annex. SHV Management Services, LP, or SHV MS, LP, is the general partner of Santé I, and SHV Annex Services, LP, or SHV AS, LP, is the general partner of Santé Annex. SHV Management Services, LLC, or SHV Management, is the general partner of SHV MS, LP and SHV AS, LP. Kevin M. Lalande, Joe Cunningham, M.D. and Douglas D. French are each a managing director of SHV Management and Louis Bock is a venture partner. Mr. Lalande and Mr. Bock are each members of Molecular’s board of directors.
(2)	Consists of 1,140,325 shares of series C preferred stock and 347,222 shares of series C-1 preferred stock (to be issued upon conversion of the Molecular notes). All shares are held directly by Excel Venture Fund II, L.P., or Excel. Excel Ventures II GP, LLC, or Excel GP, is the general partner of Excel. Rick Blume, Juan Enriquez, Steven Gullans, Ph.D. and Caleb Winder are each a managing director of Excel GP. Dr. Gullans is a member of Molecular’s board of directors.
(3)	Consists of 1,140,325 shares of series C preferred stock and 312,537 shares of series C-1 convertible preferred stock (to be issued upon conversion of the Molecular notes). All shares are held directly by AJU Life Science Overseas Expansion Platform Fund, or AJU Life Science, and AJU Growth & Healthcare Fund, or AJU Growth. Jung-Kyoo Yang is President and Chief Executive Officer of both AJU Life Science and AJU Growth, and Timothy E. Sullivan is a partner. Mr. Sullivan is a member of Molecular’s board of directors.

Stock Options

One of Molecular’s directors, Mr. Bock, and Molecular’s executive officers hold options to purchase shares of Molecular common stock, which, pursuant to the merger agreement, will be converted into options to purchase shares of Threshold common stock. In connection with the conversion of the options, the number of shares subject to the options and the option exercise prices will be adjusted pursuant to the terms of the merger agreement. The number of shares subject to each option will be multiplied by the exchange ratio, rounding any resulting fractional shares down to the nearest whole share, and the exercise price of each option will be divided by the exchange ratio, rounding up to the nearest whole cent.

Optionholder Name	Grant Date	Expiration Date	Exercise Price ($)	Number of Shares of Common Stock Underlying Option as of March 31, 2017	Number Vested as of March 31, 2017
Eric E. Poma, Ph.D.	2/23/2009	2/22/2019	0.30	216,125	216,125
	7/12/2011	7/11/2021	0.50	127,904	127,904
	7/10/2012	7/9/2022	0.50	48,266	48,266
	11/19/2014	11/18/2024	0.90	311,670	19,479
Jason Kim	3/9/2010	3/8/2020	0.30	76,500	76,500
	7/12/2011	7/11/2010	0.50	45,273	45,273
	7/10/2012	7/9/2022	0.50	17,084	17,084
	11/19/2014	11/18/2024	0.90	110,319	6,895
David Valacer, M.D.	8/6/2014	8/5/2024	0.90	81,000	5,063
Louis Bock	8/6/2014	8/5/2024	0.90	35,882	2,243

Certain related parties of Molecular have agreed to participate in the concurrent financing. Please see the section titled “Certain Relationships and Related Party Transactions—Molecular Transactions—Concurrent Financing” beginning on p.      of this proxy statement/prospectus/information statement.

Management Following the Merger

As described elsewhere in this proxy statement/prospectus/information statement, including in the section titled “Management Following the Merger” beginning on page 306 of this proxy statement/prospectus/information statement, certain of Molecular’s directors and executive officers are expected to become directors and executive officers of the combined company upon the closing of the merger.

Employment Agreements

As described elsewhere in this proxy statement/prospectus/information statement, including in the section titled “Management Following the Merger—Executive Compensation—Employment Agreements and Potential Payments Upon Termination of Employment or Change in Control” beginning on page 192 of this proxy statement/prospectus/information statement, Molecular’s executive officers are party to employment agreements that become effective only upon closing of the merger.

Indemnification and Insurance for the Molecular Officers and Directors

Under the merger agreement, from the closing of the merger through the sixth anniversary of the closing, Threshold and the surviving corporation in the merger agreed to, jointly and severally, indemnify and hold harmless to the fullest extent allowed under DGCL each present and former director or officer of Threshold or Molecular against all claims, losses and other costs, including attorneys’ fees, incurred in connection with any claim, action, suit, proceeding or investigation, arising out of such individual’s position as a director or officer of

Threshold or Molecular, whether asserted before or after the effective time of the merger. Subject to certain circumstances, each such indemnified officer or director will also be entitled to the advancement of expenses incurred in the defense of such claim, action, suit, proceeding or investigation.

Under the merger agreement, the certificate of incorporation and bylaws of Threshold and the surviving corporation in the merger, will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of each of Threshold and Molecular than are presently set forth in the certificate of incorporation and bylaws of Threshold and Molecular, as applicable, which provisions shall not be amended, modified or repealed for a period of six years’ time from the closing of the merger in a manner that would materially and adversely affect the rights thereunder of individuals who, at or prior to the closing, were officers or directors of Threshold and Molecular.

The merger agreement also provides that Threshold shall purchase a “tail” insurance policy in effect for six years from the closing, providing at least the same coverage as the current directors’ and officers’ liability insurance policies maintained by Molecular and Threshold and containing terms and conditions that are not materially less favorable to current and former officers and directors of Molecular and Threshold.

Limitations on Liability and Indemnification

In addition to the indemnification required in the merger agreement, Molecular has entered into indemnification agreements with each of its directors and executive officers. These agreements provide for the indemnification of the directors and executive officers of Molecular for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of Molecular. Molecular anticipates that the directors and officers of the combined company will enter into substantially similar agreements with the combined company, effective upon consummation of the merger.

Form of the Merger

The merger agreement provides that at the effective time, Merger Sub will be merged with and into Molecular. Upon the consummation of the merger, Molecular will continue as the surviving corporation and will be a wholly-owned subsidiary of Threshold.

After completion of the merger, assuming Proposal No. 4 is approved by Threshold stockholders at the Threshold annual meeting, Threshold will be renamed “Molecular Templates, Inc.” and it is expected that the common stock of the combined company will trade on The NASDAQ Capital Market under the symbol “MTEM.”

Merger Consideration and Exchange Ratio

Immediately prior to the effective time of the merger, each outstanding share of Molecular preferred stock will be converted into common stock (other than the shares of preferred stock held or owned by Molecular, Threshold or Merger Sub (which will be cancelled without conversion or payment)). At the effective time of the merger, upon the terms and subject to the conditions set forth in the merger agreement:

•	each outstanding share of Molecular common stock (other than the shares of common stock held or owned by Molecular, Threshold or Merger Sub, which will be cancelled without conversion or payment, and with respect to any shares held by stockholders who are entitled to demand and have properly demanded appraisal of such shares pursuant to, and in strict compliance in all respects with, the DGCL) will be converted into the right to receive that number of shares of Threshold common stock as determined pursuant to the exchange ratio described in more detail below;

•	each outstanding and unexercised option to purchase shares of Molecular common stock will be assumed by Threshold and will be converted into an option to purchase the number of shares of Threshold common stock as determined pursuant to the exchange ratio described in more detail below

•	each outstanding warrant to purchase shares of Molecular’s capital stock will be exercised on a net exercise basis for shares of Molecular’s series C preferred stock, which shares will then be converted into shares of Molecular common stock, which shares in turn will be converted into the right to receive that number of shares of Threshold common stock as determined pursuant to the exchange ratio described in more detail below; and

•	each Molecular note will be converted into shares of Molecular’s series C-1 preferred stock, which shares will then be converted into shares of Molecular common stock, which shares in turn will be converted into the right to receive that number of shares of Threshold common stock as determined pursuant to the exchange ratio described in more detail below.

No fractional shares of Threshold common stock will be issued in connection with the merger. Instead, each Molecular stockholder who otherwise would be entitled to receive a fractional share of Threshold common stock (after aggregating all fractional shares of Threshold common stock issuable to such holder) will be entitled to receive an amount in cash, without interest, representing such holder’s proportionate interest, if any, in the proceeds from the sale of the aggregated fractional shares by the exchange agent (reduced by any fees of the exchange agent attributable to such sale) at the then prevailing prices on The NASDAQ Capital Market on the date the merger becomes effective.

The exchange ratio is calculated using a formula intended to allocate existing Molecular securityholders (on a fully-diluted basis), a percentage of the combined company. Based on Molecular’s and Threshold’s capitalization as of                     , 2017, the exchange ratio is estimated to be (i) approximately      pre-split shares of Threshold common stock, subject to adjustment to account for the effect of a reverse stock split of Threshold common stock, within a range of one new share for every one to      shares outstanding, to be implemented prior to the consummation of the merger as discussed in this proxy statement/prospectus/information statement or (ii), post-split, between approximately      and      shares of Threshold common stock. These estimates are subject to adjustment prior to closing of the merger, including (i) adjustments to account for the issuance of any additional shares of Molecular or Threshold common stock, as applicable, prior to the consummation of the merger, (ii) an upward adjustment to the extent that Threshold’s net cash at the effective time of the merger is less than $12,500,000 (and as a result, Threshold securityholders could own less, and Molecular securityholders could own more, of the combined company), or (iii) a downward adjustment to the extent that Threshold’s net cash at the effective time of the merger is more than $17,500,000 (and as a result, Threshold securityholders could own more, and Molecular securityholders could own less, of the combined company).

Based on the estimates set forth above and certain other assumptions, following the completion of the merger, Molecular securityholders would own approximately     % of the fully-diluted common stock of the combined company and Threshold securityholders would own approximately     % of the fully-diluted common stock of the combined company. These ownership levels, however do not take into account the closing of the concurrent financing. The dilutive impact of the concurrent financing will depend on what reverse split ratio is implemented by Threshold prior to the merger. At an assumed reverse split ratio of 1 to 8.1970 shares, and assuming that no existing Molecular or Threshold securityholders are also participating in the concurrent financing, the closing of the concurrent financing would result in Molecular securityholders owning approximately     % of the fully-diluted common stock of the combined company and Threshold securityholders owning approximately     % of the fully-diluted common stock of the combined company. For more information on the dilutive impact of the concurrent financing, please see section titled “Agreements Related to the Merger—Equity Commitment Letter” beginning on page 174 in this proxy statement/prospectus/information statement.

The exchange ratio formula is the quotient obtained by dividing the number of Molecular merger shares (defined below) by the Molecular fully-diluted outstanding shares (defined below), where:

•	Molecular merger shares is the product determined by multiplying (i) the post-closing Threshold shares by (ii) the Molecular allocation percentage.

•	Molecular fully-diluted outstanding shares is the total number of shares of Molecular common stock outstanding immediately prior to the effective time of the merger on a fully-diluted and an as-converted to common stock basis, assuming (i) the exercise of each outstanding Molecular option and Molecular warrant to purchase Molecular capital stock, (ii) the effectiveness of the conversion of all of Molecular’s outstanding preferred stock into Molecular common stock, (iii) the effectiveness of the conversion of all of the Molecular notes first into Molecular preferred stock and second into Molecular common stock, (iv) the effectiveness of the conversion of all other Molecular options, warrants or rights to receive Molecular common stock that are outstanding immediately prior to effective time of the merger.

•	Post-closing Threshold shares is the quotient determined by dividing (i) the Threshold fully-diluted outstanding shares by (ii) the Threshold allocation percentage.

•	Threshold fully-diluted outstanding shares is the total number of shares of Threshold common stock outstanding immediately prior to the effective time of the merger on a fully-diluted and an as-converted to common stock basis, assuming (i) the exercise of each outstanding in-the-money Threshold option to purchase Threshold common stock and (ii) the issuance of shares of Threshold common stock in respect of all other options, warrants or rights to receive Molecular common stock that are outstanding immediately prior to effective time of the merger; provided, however, that all shares of Threshold common stock issued in its concurrent financing will be excluded from such amount.

•	Threshold allocation percentage is 0.344; provided, however, to the extent that the net cash determined pursuant to the merger agreement (i) is less than 12,500,000, then 0.344 will be reduced by 0.0005 for each $100,000 that the net cash, as determined, is less than $12,500,000 (for example, the Threshold allocation percentage would be 0.3365 if Threshold’s net cash is $11,000,000) or (ii) is more than $17,500,000, then 0.344 will be increased by 0.0005 for each $100,000 that the net cash as so determined is more than $17,500,000 (for example, the Threshold allocation percentage would be 0.3465 if Threshold’s net cash is $18,000,000).

•	Molecular allocation percentage is 1.00 minus the Threshold allocation percentage.

Stock Options and Warrants

All options and warrants to purchase shares of Threshold common stock that are outstanding immediately prior to the effective time of the merger will remain outstanding following the effective time of the merger.

At the effective time of the merger, each outstanding option, whether or not vested, to purchase shares of Molecular capital stock unexercised immediately prior to the effective time of the merger will be converted into an option to purchase that number of shares of Threshold common stock as determined pursuant to the exchange ratio described in more detail below. All rights with respect to each Molecular option will be assumed by Threshold in accordance with its terms. Accordingly, from and after the effective time of the merger each option assumed by Threshold may be exercised solely for shares of Threshold common stock.

The number of shares of Threshold common stock subject to each outstanding Molecular option assumed by Threshold will be determined by multiplying the number of shares of Molecular capital stock that were subject to such option or warrant, as applicable, by the exchange ratio and rounding the resulting number down to the nearest whole number of shares of Threshold common stock. The per share exercise price for the shares of Threshold common stock issuable upon exercise of each Molecular option assumed by Threshold will be determined by dividing the per share exercise price of Molecular capital stock subject to such option by the exchange ratio and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise of any option or warrant will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such option or warrant will otherwise remain unchanged.

Immediately prior to the effective time of the merger, each Molecular warrant will be exercised on a net exercise basis, without any action on the part of the holder thereof, for shares of Molecular’s series C preferred stock, which shares will then be converted into shares of Molecular common stock, which shares in turn will be converted into the right to receive that number of shares of Threshold common stock as determined pursuant to the exchange ratio.

In accordance with the terms of the Threshold warrants, upon the consummation of the merger and for the 90-day period following the merger, a warrant holder will have a “put” right, which is a right to require Threshold to purchase the Threshold warrants from such requesting holders by paying to such holders on the effective date of the merger, cash in an amount equal to the “Black Scholes Value” (as defined in the Threshold warrants) of the remaining unexercised portion of the Threshold warrants. On March 16, 2017, the holder of Threshold warrants representing an aggregate of 4,150,000 underlying shares notified Threshold of its exercise of this “put” right. Accordingly, Threshold will be required to repurchase these Threshold warrants in connection with the consummation of the merger. Based on the Black Scholes Value calculations in accordance with the Threshold warrants, Threshold expects that the aggregate purchase price to repurchase the Threshold warrants subject to the put right will be approximately $0.2 million.

Effective Time of the Merger

The merger agreement requires the parties to consummate the merger after all of the conditions to the consummation of the merger contained in the merger agreement are satisfied or waived, including the approval by the Threshold stockholders of Proposal Nos.1, 4 and 5. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by Threshold and Molecular and specified in the certificate of merger. Neither Threshold nor Molecular can predict the exact timing of the consummation of the merger.

Regulatory Approvals

Threshold must comply with applicable federal and state securities laws and the rules and regulations of The NASDAQ Capital Market in connection with the issuance of shares of Threshold common stock and the filing of this proxy statement/prospectus/information statement with the SEC.

Tax Treatment of the Merger

Threshold and Molecular intend the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Each of Threshold and Molecular will use its commercially reasonable efforts to cause the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and not to permit or cause any affiliate or any subsidiary of Threshold or Molecular to, take any action or cause any action to be taken which would cause the merger to fail to qualify as a reorganization under Section 368(a) of the Code. For a description of material U.S. federal income tax consequences of the merger, please see the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 144 of this proxy statement/prospectus/information statement.

Material U.S. Federal Income Tax Consequences of the Merger

In the opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., or Mintz, counsel to Molecular, and Cooley LLP, or Cooley, counsel to Threshold, the following is a discussion of material U.S. federal income tax consequences of the merger applicable to U.S. holders (as defined below) who exchange their Molecular common stock for Threshold common stock in the merger assuming the merger is consummated as in manner described in this proxy statement/prospectus/information statement. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the Code, U.S. Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or the IRS, each as in effect as of the date of the merger. These authorities are subject to differing interpretations or change. Any such change, which may or may not be retroactive, could alter the tax consequences to holders of Molecular common stock as described in this proxy statement/prospectus/information statement.

This discussion does not address all U.S. federal income tax consequences relevant to the particular circumstances of a Molecular common stockholder. In addition, it does not address consequences relevant to holders of Molecular common stock that are subject to particular U.S. or non-U.S. tax rules, including, without limitation:

•	persons who have a functional currency other than the U.S. dollar;

•	persons who hold Molecular common stock that constitutes “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;

•	persons holding Molecular common stock as part of an integrated investment (including a “straddle,” pledge against currency risk, “constructive” sale or “conversion” transaction or other integrated or risk reduction transactions) consisting of shares of Molecular common stock and one or more other positions;

•	persons who are not U.S. holders as defined below;

•	banks, insurance companies, mutual funds, tax-exempt entities, financial institutions, broker-dealers, real estate investment trusts or regulated investment companies;

•	persons who do not hold their Molecular common stock as a “capital asset” within the meaning of Section 1221 of the Code;

•	partnerships or other entities or arrangements classified as partnerships or disregarded entities for U.S. federal income tax purposes, S corporations or other pass-through entities (including hybrid entities);

•	persons who acquired their Molecular common stock pursuant to the exercise of compensatory options or in other compensatory transactions;

•	persons who acquired their Molecular common stock pursuant to the exercise of warrants or conversion rights under convertible instruments;

•	persons holding Molecular common stock who exercise dissenters’ rights;

•	persons who acquired their Molecular common stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code; and

•	persons who hold their Molecular common stock through individual retirement accounts or other tax-deferred accounts.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Molecular common stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if either (i) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) are authorized or have the authority to control all substantial decisions of such trust, or (ii) the trust was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds Molecular common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partnership or a partner of a partnership holding Molecular common stock or any other person excluded from this discussion, you should consult your tax advisor regarding the tax consequences of the merger.

In addition, the following discussion does not address (i) any U.S. federal non-income tax consequences of the merger, including estate, gift or other tax consequences, (ii) any state, local or non-U.S. tax consequences of the merger, (iii) the Medicare contribution tax on net investment income or the alternative minimum tax, (iv) the tax consequences of transactions effectuated before, after or at the same time as the merger (whether or not they are in connection with the merger), including, without limitation, transactions in which Molecular common stock is acquired or Molecular preferred stock is converted to Molecular common stock, (v) the tax consequences to holders of Molecular notes that are converted into Molecular preferred or common stock, and (vi) the tax consequences to holders of convertible debt or options, warrants or similar rights to purchase or acquire Molecular common stock.

IN LIGHT OF THE FOREGOING, HOLDERS OF MOLECULAR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABLE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES, AND ANY TAX REPORTING REQUIREMENTS OF THE MERGER AND RELATED TRANSACTIONS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

In connection with the filing of the registration statement of which this proxy statement/prospectus/information statement is a part, Mintz will deliver to Threshold and Cooley will deliver to Molecular opinions that the statements under the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 144 of this proxy statement/prospectus/information statement constitute the opinions of Mintz and Cooley, respectively. In rendering their opinions, counsel assume that the statements and facts concerning the merger set forth in this proxy statement/prospectus/information statement and in the merger agreement, are true and accurate in all respects, and that the merger will be completed in accordance with this proxy statement/prospectus/information statement and the merger agreement. Counsels’ opinions also assume the truth and accuracy of certain representations and covenants as to factual matters made by Threshold, Molecular and Merger Sub in tax representation letters provided to counsel. In addition, counsel base their tax opinions on the law in effect on the date of the opinions and assume that there will be no change in applicable law between such date and the time of the merger. If any of these assumptions is inaccurate, the tax consequences of the merger could differ from those described in this proxy statement/prospectus/information statement.

No ruling from the IRS has been or will be requested with respect to the tax consequences of the merger. Opinions of counsel do not bind the courts or the IRS, nor will they preclude the IRS from adopting a position contrary to those expressed in the opinions. Subject to the qualifications and assumptions described in this proxy statement/prospectus/information statement, the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. Accordingly, the tax consequences to U.S. holders of Molecular common stock will be as follows:

•	a U.S. holder will not recognize gain or loss upon the exchange of Molecular common stock for Threshold common stock pursuant to the merger, except to the extent of cash received in lieu of a fractional share of Threshold common stock as described below;

•	a U.S. holder who receives cash in lieu of a fractional share of Threshold common stock in the merger will recognize capital gain or loss in an amount equal to the difference between the amount of cash received instead of a fractional share and the stockholder’s tax basis allocable to such fractional share;

•	a U.S. holder’s aggregate tax basis for the shares of Threshold common stock received in the merger (including any fractional share interest for which cash is received) will equal the stockholder’s aggregate tax basis in the shares of Molecular common stock surrendered in the merger; and

•	the holding period of the shares of Threshold common stock received by a U.S. holder in the merger will include the holding period of the shares of Molecular common stock surrendered in exchange therefor.

Gain or loss recognized by a U.S. holder who receives cash in lieu of a fractional share of Threshold common stock will constitute capital gain or loss and any such gain or loss will constitute long-term capital gain or loss if the U.S. holder’s holding period in the Molecular common stock surrendered in the merger is more than one year as of the effective date of the merger. Under current law, long-term capital gains of non-corporate taxpayers are taxed at a reduced U.S. federal income tax rate. Under current law, the deductibility of capital losses is subject to limitations. In addition, for purposes of the above discussion of the bases and holding periods for shares of Molecular common stock and Threshold common stock, U.S. holders who acquired different blocks of Molecular common stock at different times for different prices must calculate their gains and losses and holding periods separately for each identifiable block of such stock exchanged in the merger.

As provided in Treasury Regulations Section 1.368-3(d), each U.S. holder who receives shares of Threshold common stock in the merger is required to retain permanent records pertaining to the merger, and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of all transferred property, and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. Additionally, U.S. holders who owned immediately before the merger at least one percent (by vote or value) of the total outstanding stock of Molecular are required to attach a statement to their tax returns for the year in which the merger is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the U.S. holder’s tax basis in such holder’s Molecular common stock surrendered in the merger, the fair market value of such stock, the date of the merger and the name and employer identification number of each of Molecular and Threshold.

If the merger fails to qualify as a reorganization within the meaning of Section 368(a) of the Code, then a U.S. holder would recognize gain or loss upon the exchange of Molecular common stock for Threshold common stock equal to the difference between the fair market value, at the time of the merger, of the Threshold common stock received in the merger (including any cash received in lieu of a fractional share of Threshold common stock) and such U.S. holder’s tax basis in the Molecular common stock surrendered in the merger. Such gain or loss would be long-term capital gain or loss if the Molecular common stock was held for more than one year at the time of the merger. In such event, the aggregate tax basis of Threshold common stock received in the merger would equal its fair market value at the time of the closing of the merger, and the holding period of such Threshold common stock would commence the day after the closing of the merger.

Information Reporting and Backup Withholding

A U.S. holder of Molecular common stock may be subject to information reporting and backup withholding for U.S. federal income tax purposes on cash paid in lieu of fractional shares in connection with the merger. The current backup withholding rate is 28 percent. Backup withholding will not apply, however, to a holder who (i) furnishes a correct taxpayer identification number and certifies the holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, (ii) provides a certification of foreign status on an appropriate IRS Form W-8 or successor form or (iii) certifies the holder is otherwise exempt from backup withholding. U.S. holders of Molecular common stock should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption. If a U.S. holder does not provide a correct taxpayer identification number on IRS Form W-9 or other proper certification, the stockholder may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against a U.S. holder of Molecular common stock’s federal income tax liability, if any, provided the required information is timely furnished to the IRS. In the event of backup withholding see your tax advisor to determine if you are entitled to any tax credit, tax refund or other tax benefit as a result of such backup withholding.

U.S. HOLDERS OF MOLECULAR COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABLE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES, AND ANY TAX REPORTING REQUIREMENTS OF THE MERGER AND RELATED TRANSACTIONS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Anticipated Accounting Treatment

The merger will be treated by Threshold as a reverse merger under the acquisition method of accounting in accordance with U.S. GAAP. For accounting purposes, Molecular is considered to be acquiring Threshold in the merger based on upon the following factors: (i) Molecular’s securityholders are expected to own approximately 65% of the voting interests of the combined company immediately following the closing of the merger; (ii) directors appointed by Molecular will hold an equal number of board seats in the combined company as Threshold and (iii) Molecular’s management will hold all key positions in the management of the combined company. The transaction will be accounted for under the acquisition method of accounting under existing U.S. GAAP, which are subject to change and interpretation. Under the acquisition method of accounting, management of Threshold and Molecular have made a preliminary estimated purchase price calculated as described in Note 2 to the unaudited pro forma condensed combined financial statements. The net tangible and intangible assets acquired and liabilities assumed in connection with the transaction are at their estimated acquisition date fair values. The acquisition method of accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. A final determination of these estimated fair values, which cannot be made prior to the completion of the transaction, will be based on the actual net tangible and intangible assets of Threshold that exist as of the date of completion of the transaction.

NASDAQ Stock Market Listing

Threshold common stock currently is listed on The NASDAQ Capital Market under the symbol “THLD.” Threshold has agreed to use commercially reasonable efforts to (i) maintain its existing listing on The NASDAQ Capital Market and to obtain approval of the listing of the combined company on The NASDAQ Capital Market, (ii) prepare and submit to The NASDAQ Capital Market a notification form for the listing of the shares of Threshold common stock to be issued to Molecular stockholders pursuant to the merger and the reverse split, (iii) cause such shares to be approved for listing and (iv) the extent required by NASDAQ Marketplace Rule 5110, file an initial listing application for the combined company on The NASDAQ Capital Market and to cause such listing application to be approved for listing. In addition, under the merger agreement, each of Molecular’s and Threshold’s obligation to complete the merger is subject to the satisfaction or waiver by each of the parties, at or prior to the merger, of various conditions, including that the existing shares of Threshold common stock must have been continually listed on The NASDAQ Capital Market, Threshold must have caused the shares of Threshold common stock to be issued in the merger to be approved for listing on The NASDAQ Capital Market as of the effective time of the merger and, to the extent required by NASDAQ Marketplace Rule 5110, the initial listing application for the combined company must be approved for listing. If such application is accepted, Threshold anticipates that the common stock of the combined company will be listed on The NASDAQ Capital Market following the closing of the merger under the trading symbol “MTEM.”

Appraisal Rights and Dissenters’ Rights

Delaware Law

If the merger is completed, Molecular stockholders who do not deliver a written consent approving the merger are entitled to appraisal rights under Section 262 of the DGCL, or Section 262, provided that they comply with the conditions established by Section 262. Holders of Threshold common stock are not entitled to appraisal rights under Delaware law in connection with the merger.

The discussion below is not a complete summary regarding a Molecular stockholder’s appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which is attached as Annex G. Stockholders intending to exercise appraisal rights should carefully review Annex G. Failure to follow precisely any of the statutory procedures set forth in Annex G may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that Molecular stockholders exercise their appraisal rights under Delaware law.

Under Section 262, where a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of the merger or the surviving corporation, within 10 days after the effective date of the merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of the merger, the effective date of the merger and that appraisal rights are available.

If the merger is completed, within 10 days after the effective date of the merger Molecular will notify its stockholders that the merger has been approved, the effective date of the merger and that appraisal rights are available to any stockholder who has not approved the merger. Holders of shares of Molecular capital stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to Molecular within 20 days after the date of mailing of that notice, and that stockholder must not have delivered a written consent approving the merger. A demand for appraisal must reasonably inform Molecular of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of Molecular capital stock held by such stockholder. Failure to deliver a written consent approving the merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to Molecular Templates, Inc., 9301 Amberglen Blvd, Suite 100, Austin, TX 78729, Attention: Secretary, and should be executed by, or on behalf of, the record holder of shares of Molecular capital stock. ALL DEMANDS MUST BE RECEIVED BY MOLECULAR WITHIN 20 DAYS AFTER THE DATE MOLECULAR MAILS A NOTICE TO ITS STOCKHOLDERS NOTIFYING THEM THAT THE MERGER HAS BEEN APPROVED, THE EFFECTIVE DATE OF THE MERGER AND THAT APPRAISAL RIGHTS ARE AVAILABLE TO ANY STOCKHOLDER WHO HAS NOT APPROVED THE MERGER.

If you fail to deliver a written demand for appraisal within the time period specified above, you will be entitled to receive the merger consideration for your shares of Molecular capital stock as provided for in the merger agreement, but you will have no appraisal rights with respect to your shares of Molecular capital stock.

To be effective, a demand for appraisal by a holder of shares of Molecular capital stock must be made by, or in the name of, the registered stockholder, fully and correctly, as the stockholder’s name appears on the stockholder’s stock certificate(s). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Molecular. The beneficial owner must, in these cases, have the registered owner, such as a broker, bank or other custodian, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner’s right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the effective time of the merger.

If you hold your shares of Molecular capital stock in a brokerage account or in other custodian form and you wish to exercise appraisal rights, you should consult with your bank, broker or other custodian to determine the appropriate procedures for the making of a demand for appraisal by the custodian.

At any time within 60 days after the effective time of the merger, any stockholder who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such stockholder’s demand and accept the terms of the merger by delivering a written withdrawal to Molecular. If, following a demand for appraisal, you have withdrawn your demand for appraisal in accordance with Section 262, you will have the right to receive the merger consideration for your shares of Molecular capital stock.

Within 120 days after the effective date of the merger, any stockholder who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the merger agreement and with respect to which demands for appraisal rights have been received and the aggregate number of holders of these shares. This written statement will be mailed to the requesting stockholder within 10 days after the stockholder’s written request is received by the surviving corporation or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the merger, either the surviving corporation or any stockholder who has delivered a demand for appraisal in accordance with Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the surviving corporation. The surviving corporation has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders, and Molecular, which is expected to be the surviving corporation, has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, the failure of a stockholder to file a petition within the period specified could nullify the stockholder’s previously written demand for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the stockholders entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the “fair value” of the shares owned by those stockholders. This value will be exclusive of any element of value arising from the accomplishment or expectation of the merger, but may include a fair rate of interest, if any, upon the amount determined to be the fair value. When the value is determined, the Delaware Court of Chancery will direct the payment of the value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by the holders of the certificates representing those shares. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares subject to appraisal as determined by the Delaware Court of Chancery and (ii) interest theretofore accrued, unless paid at that time.

In determining fair value, and, if applicable, a fair rate of interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

You should be aware that the fair value of your shares as determined under Section 262 could be more than, the same as, or less than the value that you are entitled to receive under the terms of the merger agreement.

Costs of the appraisal proceeding may be imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses. Any stockholder who had demanded appraisal rights will not, after the effective time of the merger, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the effective time; however, if no petition for appraisal is filed within 120 days after the effective time of the merger, or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the merger within 60 days after the effective time of the merger, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the merger consideration for shares of his or her Molecular capital stock pursuant to the merger agreement. Any withdrawal of a demand for appraisal made more than 60 days after the effective time of the merger may only be made with the written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the court.

Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

THE MERGER AGREEMENT

The following is a summary of the material terms of the merger agreement. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus/information statement and is incorporated by reference into this proxy statement/prospectus/information statement. The merger agreement has been attached to this proxy statement/prospectus/information statement to provide you with information regarding its terms. It is not intended to provide any other factual information about Threshold, Molecular or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the merger agreement. You should refer to the full text of the merger agreement for details of the merger and the terms and conditions of the merger agreement.

The merger agreement contains representations and warranties that Threshold and Merger Sub, on the one hand, and Molecular, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the merger agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with the signing of the merger agreement. While Threshold and Molecular do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the merger agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Threshold, Molecular or Merger Sub, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Threshold and Merger Sub, and Molecular and are modified by the disclosure schedules.

Structure

Under the merger agreement, Merger Sub will merge with and into Molecular, with Molecular surviving as a wholly-owned subsidiary of Threshold.

Completion and Effectiveness of the Merger

The merger will be completed as promptly as practicable after all of the conditions to completion of the merger are satisfied or waived, including the approval of the stockholders of Threshold and Molecular. Threshold and Molecular are working to complete the merger as quickly as practicable. The merger is anticipated to occur as early as the third quarter of 2017, after the Threshold annual meeting of stockholders. However, Threshold and Molecular cannot predict the exact timing of the completion of the merger because it is subject to various conditions.

Merger Consideration and Exchange Ratio

Merger Consideration

At the effective time of the merger, upon the terms and subject to the conditions set forth in the merger agreement:

•	each share of Molecular common stock or Molecular preferred stock held as treasury stock or held or owned by Threshold, Molecular or Merger Sub, immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange;

•	each outstanding share of Molecular common stock (after giving effect to the conversion of Molecular preferred stock into Molecular common stock) shall be converted into the right to receive that number of shares of Threshold common stock as determined pursuant to the exchange ratio described below;

•	each outstanding option to purchase shares of Molecular common stock shall be assumed by Threshold and shall be converted into an option to purchase the number of shares of Threshold common stock as determined pursuant to the exchange ratio;

•	each outstanding warrant to purchase shares of Molecular’s capital stock shall be exercised on a net exercise basis for shares of Molecular’s series C preferred stock, which shares of preferred stock shall then be converted into shares of Molecular common stock, which shares in turn shall be converted into the right to receive that number of shares of Threshold common stock as determined pursuant to the exchange ratio; and

•	each Molecular note shall be converted into shares of Molecular’s series C-1 preferred stock, which shares of preferred stock shall then be converted into shares of Molecular common stock, which shares in turn shall be converted into the right to receive that number of shares of Threshold common stock as determined pursuant to the exchange ratio.

No fractional shares of Threshold common stock shall be issued in connection with the merger. Each holder of Molecular common stock who would otherwise be entitled to receive a fractional share of Threshold common stock (after aggregating all fractional shares of Threshold common stock issuable to such holder) shall, instead be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Threshold common stock on The NASDAQ Capital Market on the date the merger becomes effective.

Exchange Ratio

The exchange ratio is calculated using a formula intended to allocate existing Molecular securityholders (on a fully-diluted basis), a percentage of the combined company. Based on Molecular’s and Threshold’s capitalization as of May [    ], 2017, the exchange ratio is currently estimated to be (i) approximately [    ] pre-split shares of Threshold common stock, subject to adjustment to account for the effect of a reverse stock split of Threshold common stock, within a range from 1-to-5 to 1-to-15, which such reverse stock split is expected to be implemented prior to the consummation of the merger or (ii) on a post-split basis, between approximately [    ] and [    ] shares of Threshold common stock. These estimates are subject to adjustment prior to closing of the merger, including (1) adjustments to account for the issuance of any additional shares of Molecular or Threshold common stock, as applicable, prior to the consummation of the merger, provided that, the issuance of Threshold common stock in the concurrent financing will not impact the exchange ratio, and (2) an adjustment to the extent that Threshold’s net cash at the effective time of the merger is less than $12,500,000 or more than $17,500,000 (and as a result, Threshold securityholders could own more, and Molecular securityholders could own less, or vice versa, of the combined company).

Based on the estimates set forth above and certain other assumptions, following the completion of the merger, Molecular securityholders would own approximately [65.6]% of the fully-diluted common stock of the combined company and Threshold securityholders would own approximately [34.4]% of the fully-diluted common stock of the combined company. These ownership levels, however do not take into account the closing of the concurrent financing. The dilutive impact of the concurrent financing will depend on what reverse stock split ratio is implemented by Threshold prior to the consummation of the merger. At an assumed reverse split ratio of 8.1970-to-1 shares, and assuming that no existing Molecular or Threshold securityholders are also participating in the concurrent financing, the closing of the concurrent financing would result in Molecular securityholders owning approximately [    ]% of the fully-diluted common stock of the combined company and Threshold securityholders owning approximately [    ]% of the fully-diluted common stock of the combined company. For more information on the dilutive impact of the concurrent financing, please see section titled “Agreements Related to the Merger—Equity Commitment Letters” beginning on page 173 in this proxy statement/prospectus/information statement.

The exchange ratio formula is the quotient obtained by dividing the Molecular merger shares (defined below) by the Molecular fully-diluted outstanding shares (defined below), where:

•	“Molecular merger shares” is the product determined by multiplying (i) the post-closing Threshold shares by (ii) the Molecular allocation percentage.

•	“Molecular fully-diluted outstanding shares” is the total number of shares of Molecular common stock outstanding immediately prior to the effective time of the merger on a fully-diluted and an as-converted to Molecular common stock basis, assuming (i) the exercise of each outstanding Molecular option and Molecular warrant to purchase Molecular capital stock, (ii) the effectiveness of the conversion of all outstanding Molecular preferred stock into Molecular common stock, (iii) the conversion of all outstanding Molecular convertible notes first into Molecular preferred stock and second into Molecular common stock, and (iv) the issuance of shares of Molecular common stock in respect of all other Molecular options, warrants or rights to receive Molecular common stock that are outstanding immediately after the effective time of the merger.

•	“Post-closing Threshold shares” is the quotient determined by dividing (i) the Threshold fully-diluted outstanding shares by (ii) the Threshold allocation percentage.

•	“Threshold fully-diluted outstanding shares” is the total number of shares of Threshold common stock outstanding immediately prior to the effective time of the merger on a fully-diluted and an as-converted to Threshold common stock basis, assuming (i) the exercise of each outstanding in-the-money Threshold option to purchase Threshold common stock and (ii) the issuance of shares of Threshold common stock in respect of all other options, warrants or rights to receive Threshold common stock that are outstanding immediately prior to effective time of the merger; provided, however, that all shares of Threshold common stock issued in its concurrent financing will be excluded from such amount.

•	“Threshold allocation percentage” is 0.3440; provided, however, to the extent that the net cash determined pursuant to the merger agreement (i) is less than $12,500,000, then 0.3440 shall be reduced by 0.0005 for each $100,000 that the net cash, as determined pursuant to the merger agreement, is less than $12,500,000 (for example, the Threshold allocation percentage would be 0.3365 if Threshold’s net cash is $11,000,000) or (ii) is more than $17,500,000, then 0.3440 shall be increased by 0.0005 for each $100,000 that the net cash, as determined pursuant to the merger agreement, is more than $17,500,000 (for example, the Threshold allocation percentage would be 0.3465 if Threshold’s net cash is $18,000,000).

•	“Molecular allocation percentage” is 1.00 minus the Threshold allocation percentage.

Determination of Threshold’s Net Cash

For purposes of determining the exchange ratio, Threshold’s net cash will be calculated 10 calendar days prior to the anticipated closing date of the merger, or the cash determination date. The closing of the merger could be delayed if Molecular and Threshold are not able to agree upon the amount of Threshold’s net cash as of the cash determination date.

Under the merger agreement, Threshold’s “net cash” is defined as (i) the sum of Threshold’s cash and cash equivalents, marketable securities, accounts, interest and other receivables (to the extent determined to be collectible), and deposits (to the extent refundable to Threshold), in each case as of the anticipated closing date, determined in a manner consistent with the manner in which such items were historically determined and in accordance with Threshold’s audited financial statements and Threshold’s unaudited interim balance sheet, minus (ii) the sum of Threshold’s accounts payable and accrued expenses (without duplication of any expenses accounted for below), in each case as of such date and determined in a manner consistent with the manner in which such items were historically determined and in accordance with Threshold’s audited financial statements and Threshold’s unaudited interim balance sheet, minus (iii) the cash cost of any unpaid change of control payments or severance, termination or similar payments pursuant to a Threshold contract that are or become due to any current or former employee, director or independent contractor of Threshold, or any other third party minus (iv) the cash cost of any accrued and unpaid retention payments or other bonuses pursuant to a Threshold contract due to any current or former employee, director or independent contractor of Threshold as of the closing date, minus (v) the cash cost of any other payments to terminated Threshold employees not set forth in clauses (iii) or (iv), minus (vi) all payroll, employment or other withholding taxes incurred by Threshold and any Threshold employee (to the extent paid or to be paid by Threshold on the behalf of such Threshold employee) in connection with any payment amounts set forth in clauses (iii), (iv) or (v) and the exercise of any Threshold option on or prior to the effective time, minus (vii) any remaining unpaid fees and expenses (including any attorney’s, accountant’s, financial advisor’s or finder’s fees) as of such date for which Threshold is liable incurred by Threshold in connection with the merger agreement and the merger and other transactions contemplated by the merger agreement or otherwise, minus (viii) any bona fide current liabilities payable in cash, in each case to the extent not cancelled at or prior to the anticipated closing date, minus (ix) any fees and expenses payable by Threshold pursuant to the merger agreement, minus (x) an amount equal to 50% of any unpaid amounts payable by Threshold in satisfaction of its obligations under the merger agreement with respect to expenses incurred in connection with the “tail” policy for the indemnified director and officer parties, minus (xi) the cash cost of any unpaid retention payment amounts due under any insurance policy prior to the anticipated closing date with respect to any legal proceeding against Threshold or Merger Sub prior to the anticipated closing date, minus (xii) the expected cost of the aggregate liability of Threshold for certain liabilities to be paid off at or prior to the anticipated closing date, plus or minus (as applicable) (xiii) the net amount of any transaction expense reimbursement owed to, or transaction expense payment owed by, Threshold pursuant to the merger agreement, plus (xiv) in the case of Threshold, any payments received by Threshold prior to the closing or contractually committed to be paid to Threshold (with assurance of collectability as determined in Molecular’s reasonable discretion) as a result of any sale, transfer, license, assignment or other divestiture of Threshold’s drug candidates known as TH-2870, TH-3424, TH-2566, TH-1338 or tarloxotinib bromide or its positron emission tomography imaging agent for hypoxia known as [18F]-HX4 (flortanidazole (18F)) and the pre-payments made in the ordinary course of business, minus (xv) $200,000 of which amount represents a portion of the expected cost of the “put right” for the outstanding Threshold warrants, plus (xvi) the amount of any outstanding principal and accrued interest under the “Threshold Note” (as defined in the merger agreement) as of the anticipated closing date, plus (xvii) any amounts due to be reimbursed to Threshold by Molecular pursuant to its expense apportionment specified in the merger agreement.

Threshold’s net cash balance as determined on the cash determination date is subject to numerous factors, many of which are outside of Threshold’s control. The exchange ratio at the closing will be subject to an adjustment to the extent that Threshold’s net cash at the effective time of the merger is less than $12,500,000 or more than $17,500,000 (and as a result, Threshold securityholders could own more, and Molecular securityholders could own less, or vice versa, of the combined company), as described under the section titled “—Merger Consideration and Exchange Ratio.”

Threshold Common Stock

Each share of Threshold common stock issued and outstanding at the time of the merger will remain issued and outstanding and such shares will be unaffected by the merger. In addition, Threshold stock options will remain outstanding and will be unaffected by the merger. Immediately after the merger, Threshold securityholders will own approximately [    ]% of the fully-diluted common stock of the combined company. If the concurrent financing closes immediately following the merger, then Threshold’s securityholders will be further diluted. For more information on the dilutive impact of the concurrent financing, please see section titled “Agreements Related to the Merger—Equity Commitment Letters” beginning on page 174 of this proxy statement/prospectus/information statement.

Procedures for Exchanging Molecular Stock Certificates

Promptly after the effective time of the merger, Computershare Limited, as the exchange agent for the merger, will establish an exchange fund to hold (i) the shares of Threshold common stock to be issued to Molecular securityholders in connection with the merger and (ii) cash, deposited in the exchange fund by Threshold, sufficient to make payments to Mercury securityholders lieu of any fractional share of Threshold common stock as described under the section titled “—Merger Consideration and Exchange Ratio.”

Promptly after the effective time of the merger, the exchange agent will mail to each record holder of Molecular stock certificate a letter of transmittal and instructions for surrendering the record holder’s Molecular stock certificates in exchange for book-entry shares of Threshold common stock. Upon proper surrender of Molecular stock certificates together with a properly completed and duly executed letter of transmittal in accordance with the exchange agent’s instructions, the record holder of such Molecular stock certificates will be entitled to receive shares representing the number of whole shares of Threshold common stock issuable to such holder pursuant to the merger and cash in lieu of any fractional share of Threshold common stock issuable to such holder. The surrendered certificates representing Molecular capital stock will be cancelled.

After the effective time of the merger, each certificate representing shares of Molecular capital stock that has not been surrendered will represent only the right to receive shares of Threshold common stock issuable pursuant to the merger and cash in lieu of any fractional share of Threshold common stock to which the holder of any such certificate is entitled. No interest will be paid or accrued on any cash in lieu of fractional shares payable to holders of Molecular stock certificates.

Any holder or former holder of Molecular capital stock may be subject to withholding under the Code, or under another provision of state, local or foreign tax law. To the extent such amounts are withheld and paid to the appropriate governmental entity, such amounts will be treated as having been paid to the person to whom such amounts would otherwise have been paid.

HOLDERS OF MOLECULAR CAPITAL STOCK SHOULD NOT SEND IN THEIR MOLECULAR STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT WITH INSTRUCTIONS FOR THE SURRENDER OF MOLECULAR STOCK CERTIFICATES.

Fractional Shares

No fractional shares of Threshold common stock shall be issued in connection with the merger. Each holder of Molecular common stock who would otherwise be entitled to receive a fractional share of Threshold common stock (after aggregating all fractional shares of Threshold common stock issuable to such holder) shall, instead be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Threshold common stock on The NASDAQ Capital Market on the date the merger becomes effective.

Representations and Warranties

The merger agreement contains customary representations and warranties made by Threshold, Merger Sub and Molecular relating to their respective businesses, as well as other facts pertinent to the merger. These representations and warranties are subject to materiality, knowledge and other similar qualifications in many respects and expire at the effective time of the merger or termination of the merger agreement, as further described below. The representations and warranties of each of Threshold, Merger Sub and Molecular have been made solely for the benefit of the other parties and those representations and warranties should not be relied on by any other person. In addition, those representations and warranties may be intended not as statements of actual fact, but rather as a way of allocating risk among the parties, may have been modified by the disclosure schedules delivered in connection with the merger agreement, are subject to the materiality standard described in the merger agreement, which may differ from what may be viewed as material by you, will not survive completion of the merger and cannot be the basis for any claims under the merger agreement by the other parties after termination of the merger agreement, and were made only as of the date of the merger agreement or another date as is specified in the merger agreement.

Molecular made a number of representations and warranties to Threshold and Merger Sub in the merger agreement, including representations and warranties relating to the following matters:

•	subsidiaries; due organization; organizational documents;

•	authority; vote required;

•	non-contravention; consents;

•	capitalization;

•	financial statements;

•	absence of changes;

•	title to assets;

•	real property; leaseholds;

•	intellectual property;

•	material contracts;

•	undisclosed liabilities;

•	compliance; permits; restrictions;

•	tax matters;

•	employee and labor matters; benefit plans;

•	environmental matters;

•	insurance;

•	legal proceedings; orders;

•	inapplicability of anti-takeover statutes;

•	no financial advisor;

•	bank accounts; deposits;

•	disclosure;

•	related party transactions; and

•	exclusivity of representations; reliance.

Significant portions of Molecular’s representations and warranties are qualified as to “materiality” or “material adverse effect.” Under the merger agreement, a material adverse effect with respect to Molecular means any effect, change, event, circumstance or development that has occurred prior to the date of determination of the occurrence of such material adverse effect, that is or would reasonably be expected to be materially adverse to or has or would reasonably be expected to have or result in a material adverse or effect on (i) the business, condition (financial or otherwise), capitalization, assets, operations or financial performance of Molecular and its subsidiaries, taken as a whole or (ii) the ability of Molecular to consummate the transactions contemplated by the merger agreement or perform any of its covenants or obligations under the merger agreement in all material respects, except that none of the following, as they apply to Molecular and its subsidiaries, will be taken into account in determining whether there has been a material adverse effect:

•	any rejection by a governmental body of a registration or filing by Molecular relating to Molecular’s intellectual property rights;

•	any change in the cash position of Molecular that results from operations in the ordinary course of business;

•	conditions generally affecting the industries in which Molecular and its subsidiaries participate or the U.S. or global economy or capital markets as a whole, to the extent that such conditions do not have a disproportionate impact on Molecular and its subsidiaries, taken as a whole;

•	any failure by Molecular or any of its subsidiaries to meet internal projections or forecasts on or after the date of the merger agreement, provided that any such effect, change, event, circumstance or development causing or contributing to any such failure to meet projections or forecasts may constitute a material adverse effect of Molecular and may be taken into account in determining whether a material adverse effect has occurred;

•	the execution, delivery, announcement or performance of obligations under the merger agreement or the announcement, pendency or anticipated consummation of the merger;

•	any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof; or

•	any changes after the date of the merger agreement in U.S. GAAP or applicable laws.

Threshold and Merger Sub made a number of representations and warranties to Molecular in the merger agreement, including representations and warranties relating to the following subject matters:

•	subsidiaries; due organization; organizational documents;

•	authority; vote required;

•	non-contravention; consents;

•	capitalization;

•	SEC filings; financial statements;

•	absence of changes;

•	title to assets;

•	real property; leaseholds;

•	intellectual property;

•	material contracts;

•	undisclosed liabilities;

•	compliance; permits; restrictions;

•	tax matters;

•	employee and labor matters; benefit plans;

•	environmental matters;

•	insurance;

•	legal proceedings; orders;

•	inapplicability of anti-takeover statutes;

•	no financial advisor;

•	disclosure;

•	bank accounts; deposits;

•	transactions with affiliates;

•	valid issuance;

•	code of ethics;

•	opinion of financial advisor;

•	shell company status; and

•	exclusivity of representations; reliance.

Similar to Molecular’s representations and warranties, significant portions of Threshold’s representations and warranties are qualified as to “materiality” or “material adverse effect.” Under the merger agreement, a material adverse effect with respect to Threshold means any effect, change, event, circumstance or development that has occurred prior to the date of determination of the occurrence of such material adverse effect, that is or would reasonably be expected to be materially adverse to or has or would reasonably be expected to have or result in a material adverse or effect on (i) the business, condition (financial or otherwise), capitalization, assets, operations or financial performance of Threshold and its subsidiaries, taken as a whole or (ii) the ability of Threshold to consummate the transactions contemplated by the merger agreement or perform any of its covenants or obligations under the merger agreement in all material respects, except that none of the following, as they apply to Threshold, will be taken into account in determining whether there has been a material adverse effect:

•	any rejection by a governmental body of a registration or filing by Threshold relating to Threshold’s intellectual property rights;

•	any change in the cash position of Threshold that results from operations in the ordinary course of business;

•	conditions generally affecting the industries in which Threshold and its subsidiaries participate or the U.S. or global economy or capital markets as a whole, to the extent that such conditions do not have a disproportionate impact on Threshold or its subsidiaries, taken as a whole;

•	any failure by Threshold or its subsidiaries to meet internal projections or forecasts or third-party revenue or earnings predictions or any change in the price or trading volume of the Threshold common stock, provided that any such effect, change, event, circumstance or development causing or contributing to any such failure to meet projections or predictions or any change in stock price or trading volume may constitute a material adverse effect of Threshold and may be taken into account in determining whether a material adverse effect has occurred;

•	as a result of any sale, transfer, license, assignment or other divestiture of Threshold’s drug candidates known as TH-2870, TH-3424, TH-2566, TH-1338 or tarloxotinib bromide or its positron emission tomography imaging agent for hypoxia known as [18F]-HX4 (flortanidazole (18F));

•	the execution, delivery, announcement or performance of obligations under the merger agreement or the announcement, pendency or anticipated consummation of the merger;

•	any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof; or

•	any changes after the date of the merger agreement in U.S. GAAP or applicable laws.

Covenants; Conduct of Business Pending the Merger

During the period commencing on March 16, 2017 and ending at the earlier of the date of termination of the merger agreement and the effective time of the merger, each party agreed that it will conduct its business in the ordinary course, pay outstanding accounts payables and other current liabilities (including payroll) when due and payable, subject to good faith disputes, and conduct its business and operations in compliance with all applicable laws, rules, regulations. Molecular also agreed to continue to make regularly scheduled payments on its existing debt when due and payable during such period. Each party also agreed that it would provide the other party with prompt notice upon the occurrence of certain events or discovery of certain conditions, facts or circumstances.

Molecular also agreed that prior to the earlier of termination of the merger agreement and the effective time of the merger, subject to certain limited exceptions set forth in the merger agreement, without the prior written consent of Threshold, Molecular would not and would not permit any of its subsidiaries to:

•	declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of Molecular capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities except pursuant to Molecular contracts existing as of the date of the merger agreement;

•

sell, issue or grant, or authorize the issuance of any capital stock or other security (except for shares of Molecular common stock issued upon the valid exercise of Molecular options or Molecular warrants outstanding as of the date of the merger agreement), any option, warrant or right to acquire any capital stock or any other security (except for the grant of options to purchase up to an aggregate 191,042 shares of Molecular common stock), any equity-based award or instrument convertible into or exchangeable for any capital stock or other security, or any debt securities or any rights to acquire any debt securities;

•	amend the certificate of incorporation, bylaws or other charter or organizational documents of Molecular, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction (except for the reverse split of Threshold common stock to be implemented by the Threshold board of directors after obtaining stockholder approval of Proposal No. 5);

•	form any subsidiary or acquire any equity interest or other interest in any other entity;

•	lend money to any person (except for reasonable advances to employees and consultants for travel and other reasonable business related expenses in the ordinary course of business), incur or guarantee any indebtedness for borrowed money, other than in the ordinary course of business or under Molecular’s existing credit facility with Silicon Valley Bank, guarantee any debt securities of others, or make any capital expenditure or commitment in excess of $250,000;

•	(except Proposal No. 3) adopt, establish or enter into any Molecular employee plan, cause or permit any Molecular employee plan to be amended other than as required by law, including in order to make amendments for the purposes of Section 409A of the Code, subject to prior review and approval (with such approval not to be unreasonably withheld, conditioned or delayed) by Threshold, enter into any contract with a labor union or collective bargaining agreement, pay any bonus or make any profit- sharing or similar payment to (other than in the ordinary course of business), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors or employees, accelerate the vesting of or entitlement to any payment, award, compensation or benefit with respect to any Molecular employee, pay or increase the severance or change of control benefits offered to any Molecular employee, or provide or make any tax-related gross-up payment;

•	acquire any material asset nor sell, lease, or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, in each case, other than in the ordinary course of business;

•	make, change or revoke any material tax election, file any material amendment to any tax return, adopt or change any accounting method in respect of taxes, change any annual tax accounting period, enter into any tax allocation agreement, tax sharing agreement or tax indemnity agreement, other than commercial contracts entered into in the ordinary course of business with vendors, customers or landlords, enter into any closing agreement with respect to any tax, settle or compromise any claim, notice, audit report or assessment in respect of material taxes, apply for or enter into any ruling from any tax authority with respect to taxes, surrender any right to claim a material tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any material tax claim or assessment;

•	enter into, amend or terminate any Molecular contract that, if effective as of the date of the merger agreement, would constitute a material contract of Molecular;

•	initiate any legal proceeding;

•	adopt any stockholder rights plan or similar arrangement;

•	renew, extend or modify the current leases or sublease for Molecular’s principal executive office space; or

•	agree, resolve or commit to do any of the foregoing.

Threshold also agreed that prior to the earlier of termination and the effective time of the merger, subject to certain limited exceptions set forth in the merger agreement, without the prior written consent of Molecular, Threshold would not:

•	declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of Threshold capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities except pursuant to Threshold warrants existing as the date of the merger agreement;

•	sell, issue or grant, or authorize the issuance of any capital stock or other security (except in connection with the concurrent financing or for shares of Threshold common stock issued upon the valid exercise of Threshold options or Threshold warrants outstanding as of the date of the merger agreement), any option, warrant or right to acquire any capital stock or any other security, any equity-based award or instrument convertible into or exchangeable for any capital stock or other security, or any debt securities or any rights to acquire any debt securities;

•	amend the certificate of incorporation, bylaws or other charter or organizational documents of Threshold or Merger Sub, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction (except for the reverse split of Threshold common stock to be implemented by the Threshold board of directors after obtaining stockholder approval of Proposal No. 5);

•	form any subsidiary or acquire any equity interest or other interest in any other entity;

•	lend money to any person (except for reasonable advances to employees and consultants for travel and other reasonable business related expenses in the ordinary course of business), incur or guarantee any indebtedness for borrowed money, other than in the ordinary course of business, guarantee any debt securities of others, or make any capital expenditure or commitment individually in excess of $25,000 or in excess of $50,000 in the aggregate;

•	(except for Proposal No. 3) adopt, establish or enter into any Threshold employee plan, cause or permit any Threshold employee plan to be amended other than as required by law, including in order to make amendments for the purposes of Section 409A of the Code, subject to prior review and approval (with such approval not to be unreasonably withheld, conditioned or delayed) by Molecular, hire any additional employees or independent contractors or enter into or amend the term of any employment or consulting agreement with any employee or independent contractor other than as reasonably necessary for the completion of the transactions contemplated by the merger agreement, enter into any contract with a labor union or collective bargaining agreement, pay any bonus or make any profit-sharing or similar payment to (other than in the ordinary course of business), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors or employees, accelerate the vesting of or entitlement to any payment, award, compensation or benefit with respect to any current or former Threshold employee, pay or increase the severance or change of control benefits offered to any current or former Threshold employee, or provide or make any tax-related gross-up payment, provided, that Threshold may pay payments to certain terminated employees in connection with their termination of employment or service;

•	enter into any material transaction outside the ordinary course of business;

•	acquire any material asset nor sell, lease, or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, other than in the ordinary course of business;

•

make, change or revoke any material tax election, file any material amendment to any tax return, adopt or change any accounting method in respect of taxes, change any annual tax accounting period, enter into any tax allocation agreement, tax sharing agreement or tax indemnity agreement, other than commercial contracts entered into in the ordinary course of business with vendors, customers or landlords, enter into any closing agreement with respect to any tax, settle or compromise any claim, notice, audit report or assessment in respect of material taxes, apply for or enter into any ruling from any tax authority with respect to taxes, surrender any right to claim a material tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any material tax claim or assessment;

•	enter into, amend or terminate any Threshold contract that, if effective as of the date of the merger agreement, would constitute a Threshold material contract;

•	initiate or settle any legal proceeding;

•	after the net cash calculation is finalized pursuant to the merger agreement, incur any liabilities or otherwise take any actions other than in the ordinary course of business so as to cause the final net cash calculation to differ materially from actual net cash as of the closing;

•	adopt any stockholder rights plan or similar arrangement;

•	use, amend or terminate Threshold’s current at-the-market facility or enter into any similar program or facility;

•	renew, extend or modify the current sublease for Threshold’s principal executive office space; or

•	agree, resolve or commit to do any of the foregoing.

Non-Solicitation

The merger agreement contains provisions prohibiting Threshold and Molecular from seeking a competing transaction, subject to specified exceptions described below. Under these “non-solicitation” provisions, each of Threshold and Molecular has agreed that neither it nor its subsidiaries, nor any of its officers, directors, employees, representatives, affiliates, advisors or agents shall directly or indirectly, other than with respect to Threshold, as necessary to communicate, discuss, negotiate or consummate the sale, transfer, license, assignment or other divestiture of Threshold’s drug candidates known as TH-2870, TH-3424, TH-2566, TH-1338 or tarloxotinib bromide or its positron emission tomography imaging agent for hypoxia known as [18F]-HX4 (flortanidazole (18F)): (i) solicit, initiate, respond to or take any action knowingly to facilitate or encourage any inquiries or the communication, making, submission or announcement of any acquisition inquiry or competing proposal or take any action that could reasonably be expected to lead to an acquisition inquiry or competing proposal; (ii) enter into or participate in any discussions or negotiations with any person with respect to any acquisition inquiry or competing proposal; (iii) furnish any information regarding such party to any person in connection with, in response to, relating to or for the purpose of assisting with or facilitating an acquisition inquiry or competing proposal; (iv) approve, endorse or recommend any acquisition inquiry or competing proposal (subject to the terms and conditions of the merger agreement); (v) execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any acquisition inquiry or competing proposal (other than a confidentiality agreement permitted by the terms and conditions of the merger agreement); or (vi) grant any waiver or release under any confidentiality, standstill or similar agreement (other than to the other party); provided, that, each party may grant such waiver or release under any confidentiality, standstill or similar agreement to a third party if the board of directors of such party determines in good faith based on the advice of outside legal counsel, that the failure to take such action would reasonably constitute a breach of the fiduciary duties of the board of directors of such party under applicable laws. With respect to Threshold, the subjects of any communications, discussions or negotiations, or the furnishing of information, in each case in connection with the sale, transfer, license, assignment or other divestiture of Threshold’s drug candidates known as TH-2870, TH-3424, TH-2566, TH-1338 or tarloxotinib bromide or its positron emission tomography imaging agent for hypoxia known as [18F]-HX4 (flortanidazole (18F)) pursuant to clauses (i) through (vi) in the preceding sentence shall be limited to information that is reasonably related to the sale, transfer, license, assignment or other divestiture of Threshold’s drug candidates known as TH-2870, TH-3424, TH-2566, TH-1338 or tarloxotinib bromide or its positron emission tomography imaging agent for hypoxia known as [18F]-HX4 (flortanidazole (18F)) and shall not include any non-public information regarding (x) Threshold’s other assets, businesses or operations or (y) the transactions contemplated by the merger agreement.

However, prior to the approval of the proposals relating to the merger set forth in this proxy statement/ prospectus/information statement at the meeting of the stockholders of either Threshold or by written consent of Molecular stockholders, as the case may be, (i) either Threshold or Molecular may enter into discussions or negotiations with, any person that has made (and not withdrawn) a bona fide, unsolicited, competing proposal, which such party’s board of directors determines in good faith, after consultation with its independent financial advisor, if any, and its outside legal counsel, constitutes, or would reasonably be expected to result in, a superior competing proposal, and (ii) thereafter furnish to such person non-public information regarding such party pursuant to an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions, no hire provisions and “standstill” provisions) at least as favorable to such party as those contained in the confidentiality agreement between Threshold and Molecular, but in each case of the foregoing clauses (i) and (ii), only if: (A) neither such party nor any representative of such party has breached its non-solicitation obligations under the merger agreement; (B) the board of directors of such party determines in good faith based on the advice of outside legal counsel, that the failure to take such action would reasonably constitute a breach of the fiduciary duties of the board of directors of such party under applicable laws; (C) at least 24 hours prior to furnishing any such non-public information to, or entering into discussions with, such person, such party gives the other party written notice of the identity of such person and of such party’s intention to furnish nonpublic information to, or enter into discussions with, such person; and (D) at least 24 hours prior to furnishing any such non-public information to such person, such party furnishes such non-public information to Molecular or Threshold, as applicable (to the extent such non-public information has not been previously furnished by such party to Molecular or Threshold, as applicable). Without limiting the generality of the foregoing, each party has acknowledged and agreed that, in the event any representative of such party (whether or not such representative is purporting to act on behalf of such party) takes any action that, if taken by such party, would constitute a breach of the non-solicitation obligations of such party, the taking of such action by such representative shall be deemed to constitute a breach of the non-solicitation obligations of such party for purposes of the merger agreement.

Threshold and Molecular will notify each other promptly but no later than 24 hours after receipt of any acquisition inquiry or a competing proposal, and any such notice will be made orally and in writing and will indicate in reasonable detail the terms and conditions of such acquisition inquiry or competing proposal, including the identity of the person making or submitting such acquisition inquiry or competing proposal. Both Threshold and Molecular will keep the other informed, on a current basis, of the status and material developments (including any changes to the terms) of such competing proposal. In addition, each party shall provide the other party with at least five business days’ written notice of a meeting of its board of directors (or any committee thereof) at which its board of directors (or any committee thereof) is reasonably expected to consider a competing proposal or acquisition inquiry.

An acquisition inquiry means, with respect to Threshold and/or Molecular, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Molecular, on the one hand, or Threshold, on the other hand, to the other) that would reasonably be expected to lead to an acquisition proposal with such party to the merger agreement.

A competing proposal is, with respect to Threshold and/or Molecular, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Molecular or any of its affiliates, on the one hand, or by or on behalf of Threshold or any of its affiliates, on the other hand, to the other) made by a third party contemplating or otherwise relating to any of the following with respect to such party to the merger agreement:

•

any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a party to the merger agreement is a constituent corporation; (ii) in which a person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of such party to the merger agreement or any of its subsidiaries; or (iii) in which a party to the merger agreement or any of its subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party to the merger agreement or any of its subsidiaries;

•	any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a party and its subsidiaries, taken as a whole (other than the sale, transfer, license, assignment or other divestiture of Threshold’s drug candidates known as TH-2870, TH-3424, TH-2566, TH-1338 or tarloxotinib bromide or its positron emission tomography imaging agent for hypoxia known as [18F]-HX4 (flortanidazole (18F)) in accordance with the terms and conditions of the merger agreement and any lease, exchange, transfer, license, disposition, partnership or collaboration involving less than substantially all of the assets of Molecular pursuant to a collaboration agreement, partnership agreement or similar arrangement); or

•	any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of the outstanding equity securities of a party to the merger agreement or any of its subsidiaries.

A superior competing proposal is any unsolicited bona fide written competing proposal (with all references to 20% in the definition of competing proposal being treated as references to 50% for these purposes) made by a third party that (i) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the merger agreement and (ii) is on terms and conditions that the board of directors of either Threshold or Molecular, as the case may be, determines, in its reasonable, good faith judgment, after obtaining and taking into account such matters that its board of directors deems relevant following consultation with its outside legal counsel and financial advisor, if any (A) is more favorable, from a financial point of view, to the Threshold stockholders or the Molecular stockholders, as applicable, than the terms of the merger; and (B) is reasonably capable of being consummated; provided, however, that any such offer shall not be deemed to be a superior competing proposal if any financing required to consummate the transaction contemplated by such offer is not committed and is not reasonably capable of being obtained by such third party.

Either Threshold or Molecular, as the case may be, may terminate the merger agreement if the board of directors, and/or any committee of the board of directors, of the other party has:

•	failed to include its approval and recommendation to stockholders relating to the merger in this proxy statement/prospectus/information statement;

•	willfully and intentionally materially breached, or any of its representatives have breached, the non-solicitation provisions of the merger agreement;

•	approved, endorsed or recommended a competing proposal; or

•	entered into a definitive agreement for a competing proposal.

Either Threshold or Molecular (prior to the approval of the proposals relating to the merger set forth in this proxy statement/ prospectus/information statement at the meeting of the stockholders, in the case of Threshold or prior to obtaining the written consent of Molecular stockholders, in the case of Molecular), as the case may be, may also terminate the merger agreement if such party enters into a definitive agreement to effect a superior competing proposal. If the merger agreement is terminated in connection with the provisions relating to a superior competing proposal, a termination fee and expense reimbursement shall be due and payable to the other party to the merger agreement. See the section titled “The Merger Agreement—Termination of the Merger Agreement and Termination Fee” beginning on page [169] of this proxy statement/prospectus/information statement for a more complete discussion of the termination fees and expense reimbursement obligations.

Disclosure Documents

As promptly as practicable following the date of the merger agreement, Threshold and Molecular agreed to prepare and cause to be filed with the SEC this proxy statement/prospectus/information statement and a registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, in connection with the registration under the Securities Act of the shares of Threshold common stock to be issued pursuant to the merger. Each of Threshold and Molecular agreed to use commercially reasonable efforts to cause the registration statement on Form S-4 and this proxy statement/prospectus/information statement to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff, and to have the registration statement on Form S-4 declared effective under the Securities Act as promptly as practicable after filing with the SEC. Each of Threshold and Molecular agreed to use commercially reasonable efforts to cause this proxy statement/prospectus/information statement to be mailed to Threshold’s stockholders as promptly as practicable after the registration statement on Form S-4 is declared effective under the Securities Act.

Prior to the effective time, Threshold shall use commercially reasonable efforts to obtain all regulatory approvals needed to ensure that the Threshold common stock to be issued in the merger (to the extent required) be registered or qualified or exempt from registration or qualification under the securities law of every jurisdiction of the U.S. in which any registered holder of Molecular capital stock has an address of record on the record date for determining the Molecular stockholders entitled to notice of and to vote pursuant to Molecular obtaining the written consent of Molecular stockholders.

Meeting of Threshold Stockholders and Written Consent of Molecular’s Stockholders

Promptly after the registration statement on Form S-4 has been declared effective under the Securities Act, Threshold shall call, give notice of and hold a meeting of its stockholders for the purposes of voting on the proposals. The Threshold stockholders’ meeting shall take place not later than 60 calendar days after the registration statement on Form S-4 is declared effective under the Securities Act.

Promptly after the registration statement on Form S-4 has been declared effective under the Securities Act, and in any event no later than five business thereafter, Molecular shall obtain adoption of the merger agreement and approval of the merger by written consent of Molecular’s stockholders.

Regulatory Approvals

Each party to the merger agreement shall use commercially reasonable efforts to take all actions necessary to comply promptly with applicable law that may be imposed on such party with respect to the merger and the other transactions contemplated by the merger agreement. The merger agreement provides that Molecular and Threshold shall respond as promptly as is practicable in compliance with: (i) any reasonable inquiries or requests received from the Federal Trade Commission or the Department of Justice for information or documentation; and (ii) any reasonable inquiries or requests received from any other governmental body in connection with antitrust or competition matters. Each party shall use commercially reasonable efforts to cooperate in all respects with each other in connection with timely making all required filings and submissions and timely obtaining all related consents, permits, authorizations or approvals pursuant to the merger agreement.

Molecular Stock Options and Molecular Warrants

At the effective time of the merger, each outstanding option, whether or not vested, to purchase Molecular capital stock unexercised immediately prior to the effective time of the merger shall be assumed by Threshold and converted into an option to purchase Threshold common stock as determined pursuant to the exchange ratio described in more detail below. All rights with respect to each Molecular option will be assumed by Threshold in accordance with its terms.

Accordingly, from and after the effective time of the merger each Molecular option assumed by Threshold may be exercised solely for shares of Threshold common stock.

The number of shares of Threshold common stock subject to each outstanding Molecular option assumed by Threshold will be determined by multiplying the number of shares of Molecular capital stock that were subject to such Molecular option by the exchange ratio and rounding the resulting number down to the nearest whole number of shares of Threshold common stock. The per share exercise price for the Threshold common stock issuable upon exercise of each Molecular option assumed by Threshold will be determined by dividing the per share exercise price of Molecular capital stock subject to such option by the exchange ratio and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise of any Molecular option assumed by Threshold will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Molecular option will otherwise remain unchanged. Threshold shall file with the SEC, no later than 30 calendar days after the effective time of the merger, a registration statement on Form S-8, if available for use by Threshold, relating to the shares of Threshold common stock issuable with respect to Molecular options assumed by Threshold.

Immediately prior to the effective time of the merger, each Molecular warrant shall be exercised on a net exercise basis, without any action on the part of the holder thereof, for shares of Molecular’s series C preferred stock, which shares shall then be converted into shares of Molecular common stock, which shares in turn shall be converted into the right to receive that number of shares of Threshold common stock as determined pursuant to the exchange ratio.

Indemnification and Insurance for Officers and Directors

Under the merger agreement, from the closing of the merger through the sixth anniversary of the date on which the effective time of the merger occurs, Threshold and the surviving corporation in the merger agreed to, jointly and severally, indemnify and hold harmless to the fullest extent allowed under DGCL each present and former director or officer of Threshold or Molecular against all claims, losses and other costs, including attorneys’ fees, incurred in connection with any claim, action, suit, proceeding or investigation, arising out of such individual’s position as a director or officer of Threshold or Molecular, whether asserted or claimed prior to, at or after the effective time of the merger. Subject to certain circumstances, each such indemnified officer or director will also be entitled to the advancement of expenses incurred in the defense of such claim, action, suit, proceeding or investigation.

Under the merger agreement, the certificate of incorporation and bylaws of Threshold and the surviving corporation will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of each of Threshold and Molecular than are presently set forth in the certificate of incorporation and bylaws of Threshold and Molecular, as applicable, which provisions shall not be amended, modified or repealed for a period of six years’ time from the effective time of the merger in a manner that would materially and adversely affect the rights thereunder of individuals who, at or prior to the effective time of the merger, were officers or directors of Threshold or Molecular.

The merger agreement also provides that Threshold shall purchase a “tail” insurance policy in effect for six years from the closing, providing at least the same coverage and amounts as the current directors’ and officers’ liability insurance policies maintained by Molecular and Threshold and containing terms and conditions that are not less favorable to current and former officers and directors of Molecular and Threshold.

Additional Agreements

Each of Molecular and Threshold has agreed to, among other things:

•	use its commercially reasonable efforts to cause to be taken all actions necessary to consummate the merger and any other transaction contemplated by the merger agreement;

•	reasonably cooperate with the other parties and provide the other parties with such assistance as may be reasonably requested for the purpose of facilitating the performance by each party of its respective obligations under the merger agreement and to enable the surviving corporation to continue to meet its obligations under the merger agreement following the closing;

•	make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such party in connection with the merger and any other transaction contemplated by the merger agreement;

•	use commercially reasonable efforts to obtain each consent (if any) reasonably required to be obtained (pursuant to any applicable law or contract, or otherwise) by such party in connection with the merger and any other transaction contemplated by the merger agreement or for such contract to remain in full force and effect;

•	use its commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the merger and any other transaction contemplated by the merger agreement;

•	use its commercially reasonable efforts to satisfy the conditions precedent to the consummation the merger and any other transaction contemplated by the merger agreement; and

•	use its commercially reasonable efforts to cause the merger to qualify, and agree not to, and not permit or cause any of its affiliates or any subsidiaries to, take any actions or cause any action to be taken which would reasonably be expected to prevent the merger from qualifying, as a “reorganization” under Section 368(a) of the Code.

NASDAQ Stock Market Listing

Threshold common stock currently is listed on The NASDAQ Capital Market under the symbol “THLD.” Threshold shall use commercially reasonable efforts to (i) maintain its existing listing on The NASDAQ Capital Market, (ii) prepare and submit to The NASDAQ Capital Market a notification form for the listing of the shares of Threshold common stock to be issued to Molecular stockholders pursuant to the merger and (iii) to the extent required by NASDAQ Marketplace Rule 5110, file an initial listing application for the combined company on The NASDAQ Capital Market and to cause such listing application to be approved for listing. In addition, under the merger agreement, each of Molecular’s and Threshold’s obligation to complete the merger is subject to the satisfaction or waiver by each of the parties, at or prior to the merger, of various conditions, including that the existing shares of Threshold common stock must have been continually listed on The NASDAQ Capital Market, Threshold must have caused the shares of Threshold common stock to be issued in the merger to be approved for listing (subject to official notice of issuance) on The NASDAQ Capital Market as of the effective time of the merger and, to the extent required by NASDAQ Marketplace Rule 5110, the initial listing application for the combined company must be approved for listing. If such application is accepted, Threshold anticipates that its common stock will be listed on The NASDAQ Capital Market following the closing of the merger under the trading symbol “MTEM.”

Conditions to the Completion of the Merger

The respective obligations of Threshold and Molecular to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of various conditions that include, in addition to other customary closing conditions, the following:

•	the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, must have been declared effective by the SEC in accordance with the Securities Act and must not be subject to any stop order or proceeding, and no similar proceeding has been initiated or, to the knowledge of Threshold, threatened by the SEC;

•	there must not have been issued any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the merger by any court of competent jurisdiction or other governmental entity of competent jurisdiction, and no law, statute, rule, regulation, ruling or decree shall be in effect which has the effect of making the consummation of the merger illegal;

•	the holders of a majority of the outstanding shares of Molecular common stock and Molecular preferred stock, voting together as a single class on an as-converted to Molecular common stock basis and 80% of the outstanding shares of Molecular preferred stock, voting together as a single class on an as-converted to Molecular common stock basis, must have adopted and approved the merger agreement and the merger;

•	the affirmative vote of a majority of the votes cast in person or by proxy must have approved Proposal Nos. 1, 4 and 5;

•	Molecular has received evidence, in form and substance satisfactory to it, that Merger Sub has obtained approval of Merger Sub’s sole stockholder adopting the merger agreement and approving the merger;

•	any waiting period applicable to the consummation of the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or HSR Act, must have expired or been terminated, and there must not be in effect any voluntary agreement by any party to the merger agreement and the U.S. Federal Trade Commission, the U.S. Department of Justice or any foreign governmental body, pursuant to which such party has agreed not to consummate the merger for any period of time;

•	the existing shares of Threshold common stock must have been continually listed on The NASDAQ Capital Market through the closing of the merger, the shares of Threshold common stock to be issued in the merger must be approved for listing on The NASDAQ Capital Market (subject to official notice of issuance) as of the effective time of the merger, and, to the extent required by NASDAQ Marketplace Rule 5110, the initial listing application for the combined company has been approved for listing;

•	there is no legal proceeding pending, or overtly threatened in writing by a governmental body which (i) challenges or seeks to restrain the consummation of the merger, (ii) relates to the merger and seeks to obtain from one of the party’s to the merger agreement damages or other relief which may be material to such party, (iii) seeks to prohibit or limit in any material and adverse respect the ability of a party to the merger agreement to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Threshold; (iv) would materially and adversely affect the right or ability of Threshold or Molecular to own the assets or operate the business of Threshold or Molecular; or (v) seeks to compel Molecular, Threshold or any subsidiary of Threshold to dispose of or hold separate any material assets as a result of the merger.

In addition, each of Molecular’s and Threshold’s obligation to complete the merger is further subject to the satisfaction or waiver by that party of the following additional conditions:

•	the representations and warranties regarding capitalization matters of the other party in the merger agreement must be true and correct in all but de minimis respects on the date of the merger agreement and on the closing date of the merger with the same force and effect as if made on the closing date, or, if such representations and warranties address matters as of a particular date, then as of that particular date;

•	all other representations and warranties of the other party in the merger agreement must be true and correct on the date of the merger agreement and on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except where the failure of these representations and warranties to be true and correct would not have a material adverse effect on the other party;

•	the other party to the merger agreement must have performed or complied with in all material respects all covenants and obligations in the merger agreement required to be performed or complied with by it on or before the closing of the merger, except each party’s covenant to conduct its business and operations in compliance with all applicable laws, which may not have been violated in a manner that would have a material adverse effect on the such party;

•	the other party to the merger agreement has not experienced a material adverse effect that is continuing;

•	the other party’s lock-up agreements must continue to be in full force and effect immediately following the effective time of the merger; and

•	the other party to the merger agreement must have delivered certain certificates and other documents required under the merger agreement for the closing of the merger.

In addition, the obligation of Threshold and Merger Sub to complete the merger is further subject to the satisfaction or waiver of the following conditions:

•	Molecular must have effected a conversion of all of its outstanding preferred stock into shares of Molecular common stock;

•	Molecular must have effected a conversion of all of the Molecular notes;

•	Molecular must have terminated certain investor agreements;

•	Molecular must have delivered a certificate setting forth the allocation of the Molecular consideration to its securityholders; and

•	Molecular must use commercially reasonable efforts to continue to support Threshold’s Evofosfamide clinical trial following the closing of the merger.

In addition, the obligation of Molecular to complete the merger is further subject to the satisfaction or waiver of the following conditions:

•	Threshold must have terminated all contracts, subject to certain exceptions, and fully satisfied or discharged any obligations thereunder or received a waiver of such obligations;

•	Threshold must have delivered to Molecular written resignations of the officers and directors of Threshold; and Threshold must have appointed the directors and officers designated by Molecular with such appointments to be effective as of the effective time of the merger;

•	the principal executive officer and the principal financial officer of Threshold must have provided, with respect to any document filed with the SEC on or after March 16, 2017, any necessary certification required under Rule 13a-14 under the Exchange Act, as amended;

•	Threshold must have satisfied all of its liabilities as described in the merger agreement and received payoff letters authorizing the release of liens on its assets; and

•	Threshold must have effected the reverse stock split described in Proposal No. 5 and delivered a certificate setting forth and certifying the number of outstanding shares of its capital stock.

Termination of the Merger Agreement and Termination Fee

The merger agreement may be terminated at any time before the closing of the merger, whether before or after the required stockholder approvals to complete the merger have been obtained, as set forth below:

(1)	By mutual agreement of Molecular and Threshold;

(2)	By either Molecular or Threshold if the merger has not closed by September 16, 2017 (other than in cases in which such failure to close is due to a breach by the party wishing to terminate), which date may be extended in certain circumstances;

(3)	By either Molecular or Threshold if there is any final non-appealable order or ruling that prohibits the completion of the merger;

(4)	By Threshold if Molecular has not obtained the required vote from Molecular stockholders within five business days of the registration statement on Form S-4 of which this proxy statement/prospectus/ information statement being is a part declared effective by the SEC;

(5)	By either Molecular or Threshold if the Threshold annual meeting has been held and completed and the required proposals have not been approved (other than in cases in which such failure has been caused by Threshold’s action or failure to act and such action or failure to act is a material breach of the merger agreement by Threshold);

(6)	By Molecular (any time prior to obtaining the required vote from Threshold stockholders) if (i) Threshold failed to include its board recommendation of the proposals in this proxy statement/ prospectus/information statement, (ii) the Threshold board has approved, endorsed or recommended any competing proposal, (iii) Threshold has failed to hold the Threshold annual meeting within 60 days of the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective, which date may be extended in certain circumstances, (iv) Threshold has entered into any definitive agreement for a competing proposal or (v) Threshold or its representatives have willfully and intentionally materially breached the non-solicitation obligations in the merger agreement;

(7)	By Threshold (any time prior to obtaining the required vote from Molecular stockholders) if (i) the Molecular board fails to include its board recommendation of the proposals in this proxy statement/prospectus/information statement, (ii) the Molecular board has approved, endorsed or recommended any competing proposal, (iii) Molecular has entered into any definitive agreement for a competing proposal or (iv) Molecular has willfully and intentionally materially breached the non-solicitation obligations in the merger agreement;

(8)	By Molecular if Threshold or Merger Sub breaches any of its representations, warranties, covenants or agreements in the merger agreement that would prevent Threshold or Merger Sub from satisfying their closing conditions and such breaches remains uncured for 15 calendar days after receipt of written notice of such breaches;

(9)	By Threshold if Molecular breaches any of its representations, warranties, covenants or agreements in the merger agreement that would prevent Molecular from satisfying its closing conditions and such breaches remains uncured for 15 calendar days after receipt of written notice of such breaches;

(10)	By Threshold (prior to obtaining the required vote from Threshold stockholders) if the Threshold board authorizes Threshold to enter into any definitive agreement for a competing proposal that constitutes a superior competing proposal (so long as (i) Threshold has complied with the non-solicitation and notification provisions in the merger agreement, (ii) Threshold pays Molecular the termination fee and expenses reimbursable under the merger agreement and (iii) a copy of such agreement has been delivered to Molecular); or

(11)	By Molecular (prior to obtaining the required vote by Molecular stockholders) if the Molecular board authorizes Molecular to enter into any definitive agreement for a competing proposal that constitutes a superior competing proposal (so long as (i) Molecular has complied with the non-solicitation and notification provisions in the merger agreement, (ii) Molecular pays Threshold the termination fee and any expenses reimbursable under the merger agreement and (iii) a copy of such agreement has been delivered to Threshold).

Molecular is required to pay Threshold a termination fee of $750,000 if the merger agreement is terminated by Threshold or Molecular, as applicable, pursuant to clauses 4, 7, or 11 above (and in the case of clause 4, within 12 months after the date of such termination, Molecular enters into a definitive agreement with respect to a merger, change of control transaction, sale of 50% or more of its assets, or similar transaction or consummates such a transaction).

Molecular is also required to pay Threshold third-party expense reimbursements of up to $150,000 and all legal fees and expenses of Threshold incurred in connection with the preparation of this proxy statement/prospectus/information statement if the merger agreement is terminated by Threshold or Molecular, as applicable, pursuant to clauses 4, 7, 9, or 11 above, or if Threshold fails to consummate the transactions to be consummated at the closing solely as a result of a Molecular material adverse effect.

Threshold is required to pay Molecular a termination fee of $750,000, if the merger agreement is terminated by Molecular or Threshold, as applicable, pursuant to clauses 5, 6, or 10 above (and in the case of clause 5, within 12 months after the date of such termination, Threshold enters into a definitive agreement with respect to a merger, change of control transaction, sale of 50% or more of its assets, or similar transaction or consummates such a transaction).

Threshold is also required to pay Molecular third-party expense reimbursements of up to $150,000 and all legal fees and expenses of Molecular incurred in connection with the preparation of this proxy statement/prospectus/information statement if the merger agreement is terminated by Molecular or Threshold, as applicable, pursuant to clauses 5, 6, 8, or 10 above.

Any termination of the merger agreement shall not relieve any party for its common law fraud or from any liability for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in the merger agreement.

Amendment

The merger agreement may be amended by an instrument in writing signed on behalf of each of Threshold, Merger Sub and Molecular with the approval of the respective boards of directors of Threshold, Merger Sub and Molecular at any time, except that after the merger agreement has been adopted by the stockholders of Threshold or Molecular, no amendment which by law requires further approval by the stockholders of Threshold or Molecular, as the case may be, shall be made without such further approval.

Expenses

The merger agreement provides all fees and expenses incurred in connection with the merger agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, except as described above in the section titled “—Termination of the Merger Agreement and Termination Fee” beginning on page [169] of this proxy statement/prospectus/information statement, and except that Molecular and Threshold shall share equally in any fees and expenses, other than attorneys’ fees and expenses, incurred in relation to the filings by the parties to the merger agreement under any filing requirement under the HSR Act applicable to the merger, by the engagement of the exchange agent and in relation to printing and filing with the SEC of the registration statement on Form S-4 (including any financial statements and exhibits) and any related amendments or supplements.

Directors and Officers of Threshold Following the Merger

Pursuant to the merger agreement, effective as of the effective time of the merger, the initial size of the board of directors of the combined company will be seven, consisting of (i) two members designated by Threshold, namely Harold E. Selick, Ph.D., the former Chief Executive Officer of Threshold who will be the chairman of the board of directors of the combined company immediately following the merger, and David R. Hoffmann, currently a Threshold board member, (ii) two members designated by Molecular, namely Eric E. Poma, Ph.D., who will be the Chief Executive Officer and Chief Scientific Officer of the combined company immediately following the merger, and Kevin M. Lalande, who currently is a Molecular board member and managing director of SHV Management Services, LLC (affiliates of which will own approximately [•]% of the combined company’s outstanding shares of common stock immediately following the closing of the merger), and (iii) three members to be mutually agreed upon by Threshold and Molecular, with such designees expected to satisfy the requisite independence requirements for the Threshold board of directors, as well as the sophistication and independence requirements for the required committees of the Threshold board of directors, including David Hirsch, M.D., Ph.D, of Longitude upon the consummation of the concurrent financing, which will take place immediately following the effective time of the merger.

The merger agreement also provides that, effective as of the effective time of the merger, Threshold shall appoint individuals stipulated by Molecular as officers of Threshold to hold the offices stipulated by Molecular.

The executive management team of the combined company immediately following the merger is expected to consist of members of the Molecular executive management team prior to the merger.

Amendments to the Certificate of Incorporation of Threshold

Threshold agreed to submit to its stockholders, amendments to its certificate of incorporation, to, among other things:

•	change the name from “Threshold Pharmaceuticals, Inc.” to “Molecular Templates, Inc.”; and

•	effect a reverse stock split of the outstanding shares of Threshold common stock.

Each amendment to Threshold’s certificate of incorporation is subject to and conditioned upon the approval and completion of the merger.

Annual Meeting of Threshold Stockholders

Promptly after the registration statement on Form S-4 of which this proxy statement/prospectus/information statement forms a part has been declared effective under the Securities Act, Threshold shall call, give notice of and hold a meeting of its stockholders for the purposes of voting on the proposals. The Threshold stockholders’ meeting shall take place not later than 60 calendar days after such registration statement on Form S-4 is declared effective under the Securities Act.

Molecular Written Consent

Molecular is obligated under the merger agreement to obtain written consents of its stockholders sufficient to adopt the merger agreement thereby approving the merger and related transactions within five business days of the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the SEC.

AGREEMENTS RELATED TO THE MERGER

Support Agreements

In connection with the execution of the merger agreement, Molecular’s officers, directors, and certain securityholders of Molecular, who collectively beneficially own or control approximately 97.7% of the voting power of Molecular’s outstanding capital stock on an as-converted to common stock basis as of March 16, 2017 entered into support agreements with Threshold under which such stockholders have agreed to, among other things, vote in favor of the merger and the merger agreement and against any competing transaction.

In connection with the execution of the merger agreement, Threshold’s officers and directors, who collectively beneficially own or control approximately 13.31% of Threshold common stock as of March 16, 2017, also entered into support agreements with Molecular under which such stockholder has agreed to, among other things, vote in favor of Proposal Nos. 1, 4 and 5 and against any competing transaction.

Each stockholder executing a support agreement has made representations and warranties to Threshold or Molecular, as applicable, regarding ownership and unencumbered title to the shares subject to such agreement, such stockholder’s power and authority to execute the support agreement, due execution and enforceability of the support agreement, and ownership and unencumbered title to the shares. Unless otherwise waived, all of these support agreements prohibit the transfer, sale, assignment, gift or other disposition by the stockholder of their respective shares of Threshold or Molecular capital stock, or the entrance into an agreement or commitment to do any of the foregoing, subject to specified exceptions. Each Molecular stockholder executing a support agreement has also waived its statutory appraisal rights in connection with the merger.

The support agreements will terminate at the earlier of the effective time of the merger or the termination of the merger agreement in accordance with its terms.

Lock-Up Agreements

Molecular’s officers, directors and certain other securityholders of Molecular also entered into lock-up agreements, pursuant to which such securityholders have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any Molecular securities or shares of Threshold common stock, including, as applicable, shares received in the merger and issuable upon exercise of certain warrants and options, until 180 days after the closing date of the merger.

The Molecular securityholders who have executed lock-up agreements as of March 16, 2017 owned, in the aggregate, approximately 97.7% of the shares of Molecular’s outstanding capital stock on an as-converted to common stock basis.

Threshold’s officers and directors also entered into lock-up agreements, pursuant to which such securityholders have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any Threshold securities or shares of Threshold common stock, including, as applicable, shares issuable upon exercise of certain warrants and options, until 180 days after the closing date of the merger.

The Threshold stockholders who have executed lock-up agreements as of March 16, 2017 owned, in the aggregate, approximately 13.31% of the shares of Threshold’s common stock.

Bridge Loan

In connection with execution of the merger agreement, Threshold entered into a note purchase agreement with Molecular. Pursuant to the note purchase agreement and the promissory note issued thereunder, or the bridge note, Threshold is obligated to lend, and has funded to Molecular, a principal amount of $2.0 million. Threshold may lend an additional $2.0 million to Molecular, at its discretion, but is under no obligation to do so. If the merger agreement is terminated prior to March 16, 2018, or the maturity date, of the bridge note, the outstanding principal of the bridge note plus all accrued and unpaid interest thereon shall become due and payable upon the earlier of (i) the consummation of a qualified financing by Molecular of at least $10.0 million, or a qualified financing (as defined in the note purchase agreement), (ii) the occurrence of a Molecular liquidity event, or (iii) the four-month anniversary of the termination of the merger agreement, and such amounts shall be credited against any termination fees owed by Threshold to Molecular pursuant to the merger agreement. Outstanding loan amounts accrue interest at a rate 1% per annum and are unsecured obligations of Molecular.

Potentially Transferrable Assets Dispositions

Pursuant to the merger agreement, Threshold is entitled, but is under no obligation, to sell, transfer, license or otherwise divest of its drug candidates known as TH-2870, TH-3424, TH-2566, TH-1338 or tarloxotinib bromide or its positron emission tomography imaging agent for hypoxia known as [18F]-HX4 (flortanidazole (18F)) for fair market value to a nonaffiliated third party in a bona fide arm’s length transaction that does not require any post-disposition expenditures or payments by Threshold, except for certain indemnification obligations, unless such transaction constitutes a sale of substantially all of the assets of Threshold for purposes of Section 271 of the DGCL. The merger and the other transactions contemplated by the merger agreement are not conditioned by such optional transaction by Threshold. If such optional transaction by Threshold is not completed prior to the effective time of the merger, such assets will be retained by Threshold.

Molecular Note Amendment and Conversion Agreement

In March 2017, the Molecular notes were amended, such that in the event there has not been a qualified financing by September 7, 2017, or upon the occurrence of certain other circumstances, the holders of the Molecular notes have the right to convert the outstanding principal and accrued but unpaid interest into shares of Molecular’s series C-1 preferred stock at $3.36 per share, or the adjusted exercise price. The holders of the Molecular notes also agreed that all principal and accrued but unpaid interest of Molecular notes shall convert into shares of series C-1 preferred stock immediately prior to the effective time of the merger at the adjusted exercise price. For a description of the Molecular notes, please see the section titled “Certain Relationships and Related Party Transactions—Molecular Transactions—Convertible Promissory Notes” beginning on page 316 of this proxy statement/prospectus/information statement.

Equity Commitment Letters

Concurrent with the execution of the merger agreement, Threshold and Molecular entered into an equity commitment letter, with Longitude, pursuant to which Longitude agreed to purchase $20.0 million of equity securities from the combined company immediately following the consummation of the merger through a private placement. Subsequent to the execution of the merger agreement, Threshold and Molecular have obtained similar equity commitment letters from additional investors in a form substantially similar to the equity commitment letter with Longitude for an additional $20.0 million of equity securities of the combined company, such that the aggregate size of the concurrent financing is expected to be approximately $40.0 million. These transactions are referred to herein as the concurrent financing. Certain related parties of Molecular have agreed to participate in the concurrent financing. Please see the section titled “Certain Relationships and Related Party Transactions—Molecular Transactions—Concurrent Financing” beginning on page [    ] of this proxy statement/prospectus/information statement. The equity securities proposed to be issued and sold in the concurrent financing would be “units,” with each unit to consist of (i) one share of the combined company’s common stock, and (ii) a warrant to purchase 0.50 shares of such common stock. The warrants would be exercisable for a period of seven years from the effective date of the merger. The concurrent financing will have a dilutive impact on Molecular’s and Threshold’s securityholders.

The closing of the merger is not conditioned upon the closing of the concurrent financing; however, the closing of the concurrent financing is conditioned upon the closing of the merger. In addition, the conditions to close the concurrent financing also include: (i) the non-existence of a material adverse event of either Molecular or Threshold; (ii) for Longitude only, the appointment of David Hirsch, M.D., Ph.D., to the Threshold board of directors immediately following the consummation of the concurrent financing; and (iii) the receipt by Threshold of additional equity financing commitments by third parties mutually and reasonably acceptable to Threshold, Molecular and Longitude for the purchase of an additional $20.0 million of units, which condition has been satisfied.

The pricing of the unit, or the per unit price (as defined in the warrant), and the exercise price for the warrants were determined by the parties based on the application of an assumed reverse split ratio of 8.1970-to-1 for the reverse split of Threshold common stock to be implemented by the Threshold board of directors after obtaining stockholder approval of Proposal No. 5. Based on that assumed reverse split ratio, the purchase price per unit would be $5.0625 per unit (with the $0.0625 portion being ascribed to the purchase of the warrant, which is fixed and not subject to adjustment), and the exercise price for the warrant would be $5.00 per share. The equity commitment letters provide that if the actual reverse split ratio implemented by the Threshold board of directors differs from the assumed reverse split ratio, the per unit price and the warrant exercise price will be appropriately adjusted. For example and for illustration purposes only: (i) if the actual reverse split ratio were to be 6.6666-to-1, the per unit price would be adjusted to $4.12906 (reflecting $4.0665 per share (which would also be the adjusted exercise price for the warrant) and $0.0625 per warrant); and (ii) if the actual reverse split ratio were to be 10.0000-to-1, the per unit price would be adjusted to $6.1623 (reflecting $6.0998 per share (which would also be the adjusted exercise price for the warrant) and $0.0625 per warrant).

There will be no adjustment, however, to the composition of the unit as a result of an actual reverse split ratio that differs from the assumed reverse split ratio (i.e., a unit shall remain one share of common stock and a warrant to purchase 0.50 shares of common stock). Accordingly, if the combined company sells $40.0 million of units at the per unit price of $5.0625 per unit based on the assumed reverse split ratio, the combined company expects to issue and sell units representing an aggregate of approximately 8.0 million shares of common stock, and warrants for the purchase of approximately 4.0 million shares of common stock with an exercise price of $5.00 per share in each case on a post-reverse split basis. Using the same hypothetical reverse split ratios above (for illustration purposes only): (1) if the actual reverse split ratio were to be 6.6666-to-1, the combined company would expect to issue and sell units representing an aggregate of 9.84 million shares of common stock, and warrants for the purchase of 4.92 million shares of common stock with an exercise price of $4.0665 per share; and (2) if the actual reverse split ratio were to be 10.0000-to-1, the combined company would expect to issue and sell units representing an aggregate of approximately 6.56 million shares of common stock, and warrants for the purchase of 3.28 million shares of common stock with an exercise price of $6.0998 per share. The concurrent financing will have a dilutive impact on the Threshold and Molecular securityholders’ ownership in the combined company. Assuming the assumed reverse split ratio, then it is anticipated that immediately after the merger and the closing of the concurrent financing, on a fully-diluted basis (excluding the warrants), Molecular securityholders would own approximately     % of the common stock of the combined company and existing Threshold securityholders would own approximately     %. On a fully-diluted basis including the shares underlying the warrants, the percentages decline further to     % and     %. For more information, please see section titled “Risk Factors—Risks Related to the Merger—While Threshold and Molecular have received a commitment for the purchase of $40 million in equity securities of the combined company, consummation of the concurrent financing is subject to conditions and is not a condition to closing the merger. If Molecular and Threshold complete the merger, but they do not complete the concurrent financing, then the combined company may need to raise additional capital by issuing securities or debt or through licensing arrangements, which may be on worse commercial terms than the concurrent financing, cause significant dilution to the combined company’s stockholders, restrict the combined company’s operations or require the combined company to relinquish proprietary rights.” beginning on page 33 of this proxy statement/prospectus/information statement.

The combined company intends for the combined company to use the proceeds from the concurrent financing for research and development, operations, manufacturing and general administrative activities, but management will have broad discretion as to the application of its uses. For more information, please see the section titled “Risk Factors—The combined company will have broad discretion in the use of proceeds from the concurrent financing in connection with the merger and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.” beginning on page 105 of this proxy statement/prospectus/information statement.

The equity commitment letters call for the investors in the concurrent financing to enter into a Securities Purchase Agreement for the issuance and sale of the units, with the warrant component of the unit to be evidenced by the execution of a warrant, in customary form. In addition, the equity commitment letters call for the combined company to provide certain registration rights to the investors in the concurrent financing, including (i) a commitment to file a registration statement with the SEC within 45 days following the closing of the concurrent financing for purposes of registering the shares of common stock purchased in the concurrent financing and the shares issuable up on exercise of the warrants for resale by the investor, (ii) use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after filing, and in any event no later 120 days after the closing of the concurrent financing, and (iii) maintain the registration until all registrable securities may be sold pursuant to Rule 144 under the Securities Act, without restriction as to volume.

The concurrent financing will be accomplished, if at all, in a private placement exempt from registration under Section 4(a)(2) and Regulation D under the Securities Act, and the rules promulgated thereunder. The securities to be sold in the concurrent financing have not been registered under the Securities Act, or any state securities laws, and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. This proxy statement/prospectus/information statement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

THRESHOLD DIRECTORS, OFFICERS AND CORPORATE GOVERNANCE

Executive Officers of Threshold

As of April 1, 2017, the executive officers of Threshold were as follows:

Name	Age	Position(s)
Wilfred E. Jaeger, M.D.	62	Interim Chief Executive Officer and Director
Joel A. Fernandes	47	Senior Vice President, Finance and Controller
Tillman Pearce, M.D.	60	Chief Medical Officer

Background of Executive Officers

Biographical information for Dr. Jaeger is included under the heading “—Background of Directors” beginning on page 178 of this proxy statement/prospectus/information statement.

Joel A. Fernandes joined Threshold in April 2006 and has served as Threshold’s Senior Vice President, Finance and Controller since March 2016. Prior to March 2016, Mr. Fernandes served as Threshold’s Senior Director, Finance and Controller. Prior to May 2011, Mr. Fernandes had served as Threshold’s Vice President, Finance and Controller. Mr. Fernandes served as Associate Director of Finance at Theravance, Inc. from January 2005 to March 2006, Senior Manager of Corporate Finance at KLA-Tencor from August 2002 to January 2005 and Assistant Controller of ALZA Corporation from 1999 to 2002. Mr. Fernandes has been a Certified Public Accountant since 1996 and has a Masters in Accountancy from Manchester College, Indiana.

Tillman Pearce, M.D. joined Threshold in February 2012 as Chief Medical Officer. Dr. Pearce served as Chief Medical Officer of KaloBios Pharmaceuticals, Inc., from 2007 through 2011, where he where he oversaw the design and execution of clinical programs for three antibody therapeutics in the fields of infectious disease, inflammation (asthma and rheumatoid arthritis and hematologic malignancies), and since 2011 and prior to joining Threshold, he had been an oncology consultant. Prior to KaloBios, Dr. Pearce was a Senior Director at PDL BioPharma, Inc. from 2002 to 2007 and a Medical Director in the Oncology Business Unit at Sanofi-Synthelabo from 1997 to 2002. He has also held research positions in oncology at Sandoz and Novartis. Dr. Pearce holds a B.A. in philosophy from Tulane University and an M.D. from the Medical College of Georgia.

Directors of Threshold

As of April 1, 2017, Threshold’s directors were as follows:

Name	Age	Position	Term Expires
Jeffrey W. Bird, M.D., Ph.D.(1)(3)	56	Director	2017
Harold E. Selick, Ph.D.	61	Chairman and Director	2017
Wilfred E. Jaeger, M.D.	60	Interim Chief Executive Officer and Director	2018
David R. Parkinson, M.D.(3)	65	Director	2018
Bruce C. Cozadd(2)	53	Director	2019
David R. Hoffmann(1)(3)	72	Director	2019
George G.C. Parker, Ph.D.(1)(2)	78	Director	2019

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the nominating and governance committee

The certificate of incorporation of Threshold divides its board of directors into three classes, with staggered three-year terms. The Class I directors, whose terms expire at the Threshold annual meeting, are Jeffrey W. Bird and Harold E. Selick. The Class II directors, whose term expires at the 2018 annual meeting, are Wilfred E. Jaeger and

David R. Parkinson. The Class III directors, whose terms expire at the 2019 annual meeting, are Bruce C. Cozadd, David R. Hoffmann and George G.C. Parker. Only one class of directors is elected at each annual meeting. The directors in the other classes continue to serve for the remainder of such class’ three-year term.

Qualifications of the Directors of Threshold

The following paragraphs provide information as of the date of this proxy statement/prospectus/information statement about each individual nominated for election to Threshold’s board of directors at the Threshold annual meeting and each continuing member of Threshold’s board of directors. The information presented includes information each director has given Threshold about all positions he holds, his principal occupation and business experience for the past five years, and the names of other publicly-held companies of which he currently serves as a director or has served as a director during the past five years. In addition to the information presented below regarding each director’s specific experience, qualifications, attributes and skills that led Threshold’s board of directors to the conclusion that he should serve as a director, Threshold’s board of directors also believes that all of Threshold’s directors have demonstrated a depth and breadth of experience, integrity, ability to make independent analytical inquiries, understanding of Threshold’s business environment and willingness to devote adequate time to their board duties.

The following individuals have been nominated for election to Threshold’s board of directors as Class I directors at the Threshold annual meeting:

Jeffrey W. Bird, M.D., Ph.D. has served as a member of Threshold’s board of directors since November 2008. Dr. Bird is a Managing Director of Sutter Hill Ventures, a venture capital firm based in Palo Alto, California. Dr. Bird was previously Senior Vice President, Business Operations at Gilead Sciences, where he oversaw business development and commercial activities. Dr. Bird received a degree in Biological Sciences from Stanford in 1982, a Ph.D. in Cancer Biology in 1988 and a M.D. in 1992 from Stanford Medical School. Dr. Bird is currently a Board member of Portola Pharmaceuticals, Inc., a public company, and a number of private biotechnology companies. Dr. Bird was formerly a Board member of Horizon Pharma, Inc., a public company. Threshold’s board of directors believes it benefits from Dr. Bird’s financial and medical knowledge and experience, which are valuable to the Threshold board.

Harold E. Selick, Ph.D. served as Threshold’s Chief Executive Officer from June 2002 until March 31, 2017. He is currently Chairman of Threshold’s board of directors, on which he has served as a member since joining the company in June 2002. From June 2002 until July 2007, Dr. Selick was also a Venture Partner of Sofinnova Ventures, Inc., a venture capital firm. From January 1999 to April 2002, he was Chief Executive Officer of Camitro Corporation, a biotechnology company. From 1992 to 1999, he was at Affymax Research Institute, the drug discovery technology development center for Glaxo Wellcome plc, most recently as Vice President of Research. Prior to working at Affymax he held scientific positions at Protein Design Labs, Inc. and Anergen, Inc. As a staff scientist at Protein Design Labs, Inc. (now PDL BioPharma, Inc., or PDL) he co-invented the technology underlying the creation of fully humanized antibody therapeutics and applied that to PDL’s first product, Zenapax (daclizumab), which was developed and commercialized by Roche for preventing kidney transplant rejection. Dr. Selick serves as Lead Director of PDL, a public company, serves as Chairman of the Board of directors of Catalyst Biosciences, a public drug discovery and development company, and also serves as Chairman of the Board of directors of Protagonist Therapeutics, a privately-held biotechnology company. Dr. Selick received his B.A. in Biophysics and Ph.D. in Biology from the University of Pennsylvania and was a Damon Runyon-Walter Winchell Cancer Fund Fellow and an American Cancer Society Senior Fellow at the University of California, San Francisco. Threshold’s board of directors believes that Dr. Selick’s extensive experience with Threshold and his industry knowledge provide an invaluable insight to Threshold’s board of directors on issues involving Threshold and its goals.

Threshold’s other board members are as follows:

Bruce C. Cozadd has served as a member of Threshold’s board of directors since December 2005. Mr. Cozadd is a co-founder of Jazz Pharmaceuticals, Inc. and has served as its Chairman and Chief Executive

Officer since April 2009. In January 2012, Mr. Cozadd became the Chairman and Chief Executive Officer of Jazz Pharmaceuticals plc, the successor to Jazz Pharmaceuticals, Inc. From 2003 until April 2009, he served as Executive Chairman of Jazz Pharmaceuticals, Inc. Prior to co-founding Jazz Pharmaceuticals, Inc., Mr. Cozadd served in various executive management positions with ALZA Corporation from 1991 until its acquisition by Johnson & Johnson in 2001. At the time of the acquisition, Mr. Cozadd was serving as Executive Vice President and Chief Operating Officer of ALZA, with responsibility for research and development, manufacturing, and sales and marketing. Prior to joining ALZA, he was in the Corporate Finance Health Care group at Smith Barney, Harris Upham & Co. Inc. He serves on the Board of directors of Jazz Pharmaceuticals plc, Cerus Corporation and The Nueva School. He received his B.S. from Yale University and his M.B.A. from Stanford University. Threshold’s board of directors believes that Mr. Cozadd’s leadership experience at other life sciences companies gives him a breadth of knowledge and a unique perspective on the industry.

David R. Hoffmann has served as a member of Threshold’s board of directors since April 2007. Mr. Hoffmann is retired from ALZA Corporation (now a Johnson & Johnson company) where he held the positions of Vice President and Treasurer from 1992 to until his retirement in October 2002, Vice President of Finance from 1982 to 1992 and Director of Accounting/Finance from 1976 to 1982. Mr. Hoffmann is currently Chief Executive Officer of Hoffmann Associates, a multi-group company specializing in cruise travel and financial and benefit consulting. He serves on the Board of directors of DURECT Corporation. Mr. Hoffmann holds a B.S. in Business Administration from the University of Colorado. Threshold’s board of directors believes that Mr. Hoffmann’s financial knowledge and industry experience are valuable to the Board, particularly with respect to his service on the audit committee. Threshold’s board of directors has determined that Mr. Hoffmann qualifies as an “audit committee financial expert” as defined by the rules of the SEC.

George G.C. Parker, Ph.D. has served as a member of Threshold’s board of directors since October 2004. Dr. Parker is the Dean Witter Distinguished Professor of Finance (Emeritus) and previously Senior Associate Dean for Academic Affairs and Director of the MBA Program, Graduate School of Business, Stanford University. Dr. Parker joined the faculty at Stanford University in 1973. He serves on the Board of directors of Colony Financial, Inc. and First Republic Bank and a number of private companies, and was formerly a director of Continental Airlines, Inc., Netgear, Inc., Tejon Ranch, and former Chairman of iShares Mutual Funds. Dr. Parker received his B.A. from Haverford College and his M.B.A. and Ph.D. from Stanford University. Threshold’s board of directors believes it is well served by Dr. Parker’s extensive financial and leadership experience, including his compensation committee experience.

Wilfred E. Jaeger, M.D. was appointed as Threshold’s interim Chief Executive Officer, effective April 1, 2017 and has served as a member of Threshold’s board of directors since 2001. He has been a Partner of Three Arch Partners, a venture capital firm, since 1993. Dr. Jaeger serves on the Board of directors of a number of private companies, as well as Concert Pharmaceutical, Inc., a public pharmaceutical company. Dr. Jaeger received his B.S. from the University of British Columbia, his M.D. from the University of British Columbia, School of Medicine and his M.B.A. from Stanford University. Threshold’s board of directors believes that Dr. Jaeger’s financial and medical knowledge and experience are valuable to the Threshold board, particularly with respect to his past service on the audit and compensation committees.

David R. Parkinson, M.D. has served as a member of Threshold’s board of directors since 2010. Dr. Parkinson is the Chief Executive Officer of ESSA Pharma and Venture Advisor to New Enterprise Associates (NEA). From 2007 until 2012, Dr. Parkinson served as president and Chief Executive Officer of Nodality, a South San Francisco-based biotechnology company focused on the biological characterization of signaling pathways in patients with malignancy to enable more effective therapeutics development and clinical decision making. Until October 2007, Dr. Parkinson was Senior Vice President, Oncology Research and Development, at Biogen, Idec., where he oversaw all oncology discovery research efforts and the development of the oncology pipeline. Previously he had served as Vice President, Oncology Development, at Amgen and Vice President, Global Clinical Oncology Development, at Novartis. During his tenures at Amgen, a public biotechnology company, and Novartis, a public biotechnology company, Dr. Parkinson was responsible for clinical development activities leading to a series of successful global drug registrations for important cancer therapeutics, including Gleevec, Femara, Zometa, Kepivance, and Vectibix. Prior to working in the biotechnology industry, Dr. Parkinson worked at the National Cancer Institute from 1990 to 1997, serving as Chief of the Investigational Drug Branch, then as acting associate director of the Cancer Therapy Evaluation Program. Dr. Parkinson is a past Chairman of the FDA Biologics Advisory Committee and is a recipient of the FDA’s Cody Medal. He is a past president of the International Society of Biological Therapy, and a past editor of the Journal of Immunotherapy. He has served on the National Cancer Policy Forum of the Institute of Medicine and is a past co-chair of the Cancer Steering Committee of the NIH Foundation Biomarkers Consortium. He has also served as a member of the FDA’s Science Board, as an elected director on the Board of directors of the American Association of Cancer Research, and as a director on the Board of the Ontario Institute for Cancer Research. He currently serves as a Board Director for the Multiple Myeloma Research Foundation and as the Chairperson of the American Association of Cancer Research (AACR) Finance and Audit Committee. Dr. Parkinson was formerly a Director of Facet Biotech, Inc., a public biopharma company which was acquired by Abbott Pharmaceuticals as well as a director of Ambit Biosciences, a public biopharma company recently acquired by Daiichi Sankyo. He currently serves as director on the Board of directors of Cerulean Pharma, Inc., a public biopharma company focused on the discovery and development of anti-cancer drugs. Dr. Parkinson received his medical degree as gold medalist from the University of Toronto Faculty of Medicine in 1977. He completed a Hematology Fellowship at Royal Victoria Hospital at McGill University in Montreal and was a Research Fellow at the New England Medical Center at Tufts University in Boston. He has held academic positions both at Tufts and the University of Texas MD Anderson Cancer Center, and has authored over 100 peer-reviewed publications in the fields of cancer immunobiology and immune oncology as well as therapeutics and diagnostic development. Threshold’s board of directors believes that Dr. Parkinson’s medical, regulatory and industry knowledge and experience are valuable to the Threshold board.

Director Nominations

Criteria for Board Membership. In selecting candidates for appointment or re-election to the Threshold board of directors, the nominating and governance committee considers the appropriate balance of specific experience, qualifications, attributes and skills required of the Threshold board of directors, and seeks to insure that at least a majority of the directors are independent under the NASDAQ listing standards and that members of the Threshold audit committee meet the financial literacy and sophistication requirements under the NASDAQ listing standards and at least one of them qualifies as an “audit committee financial expert” as defined under the rules of the SEC. To date, the nominating and governance committee has not adopted a formal policy with respect to a fixed set of specific minimum qualifications for candidates for membership on the Threshold board of directors. Instead, nominees for director are selected on the basis of their depth and breadth of experience, integrity, ability to make independent analytical inquiries, understanding of our business environment, and willingness to devote adequate time to their board duties. While Threshold does not have a formal policy on board diversity, the nominating and governance committee takes into account a broad range of diversity considerations when assessing director candidates, including individual backgrounds and skill sets, professional experience and other factors that contribute to the Threshold board of directors having an appropriate range of expertise, talents, experiences and viewpoints, and considers those diversity considerations, in view of the needs of the board of directors as a whole, when making decisions on director nominations.

Stockholder Nominees. The nominating and governance committee will consider written proposals from stockholders for nominees for director. Any such nominations should be submitted to the nominating and governance committee c/o the Threshold Secretary and should include the following information: (a) all information relating to such nominee that is required to be disclosed pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, or the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) the names and addresses of the stockholders making the nomination and the number of shares of Threshold common stock that are owned beneficially and of record by such stockholders; and (c) appropriate biographical information and a statement as to the qualification of the nominee, and should be submitted in the time frame described in the

Threshold bylaws and under the section titled “Stockholder Proposals” beginning on page 346 of this proxy statement/prospectus/information statement.

Process for Identifying and Evaluating Nominees. The nominating and governance committee believes Threshold is well-served by Threshold’s current directors. If an incumbent director is not standing for re-election, or if a vacancy on the Threshold board of directors occurs between annual stockholder meetings, or if the Threshold board of directors desires to increase its size, the nominating and governance committee will seek out potential candidates for appointment to the Threshold board of directors who meet the criteria for selection as a nominee and have the specific qualities or skills being sought. Director candidates will be selected based on input from members of the Threshold board of directors and, if the nominating and governance committee deems appropriate, a third-party search firm. To date, Threshold has not engaged third parties to identify or evaluate or assist in identifying potential nominees, although it may in the future decide to retain a third-party search firm. The nominating and governance committee will evaluate each candidate’s qualifications and check relevant references; in addition, such candidates will be interviewed by at least one member of the nominating and governance committee. Candidates meriting serious consideration will meet with additional members of the Threshold board of directors. Based on this input, the nominating and governance committee will evaluate whether the committee should recommend to the Threshold board of directors that this candidate be elected to fill a vacancy on the Threshold board of directors, or presented for the approval of the stockholders, as appropriate.

Threshold has never received a proposal from a stockholder to nominate a director. Although the nominating and governance committee has not adopted a formal policy with respect to stockholder nominees, the committee expects that the evaluation process for a stockholder nominee would be similar to the process outlined above.

Board Nominees for the 2017 Threshold Annual Meeting. Jeffrey W. Bird, M.D., Ph.D. and Harold E. Selick, Ph.D. are nominees standing for re-election at the Threshold annual meeting.

Directors are elected by a plurality of the votes cast on the matter at the Threshold annual meeting. The two nominees receiving the highest number of “FOR” votes cast in person or by proxy at the meeting will be elected as a Class I director of Threshold. The election of directors is a non-routine matter on which a broker or other nominee is not empowered to vote. Accordingly, if the beneficial owner does not give a broker specific instructions, the beneficially owned shares may not be voted on this proposal and will not be counted in determining the number of shares necessary for election. Broker non-votes will not have any effect on the outcome of this proposal. In tabulating the voting results for the election of directors, only “FOR” and “WITHHOLD” votes are counted. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as the Threshold nominating and governance committee and board of directors may propose.

Although the election of directors at the Threshold annual meeting is uncontested and directors are elected by a plurality of votes cast, and Threshold therefore expects that each of the named nominees for director will be elected at the Threshold annual meeting, under the Threshold Corporate Governance Guidelines, any nominee for director is required to submit an offer of resignation for consideration by the nominating and governance committee if such nominee for director (in an uncontested election) receives a greater number of “WITHHOLD” votes from his or her election than votes “FOR” such election. In such case, the nominating and governance committee will then consider all of the relevant facts and circumstances and recommend to the Threshold board of directors the action to be taken with respect to such offer of resignation. For more information on this policy see the section entitled “Other Corporate Governance Matters—Corporate Governance Page; Code of Ethics; Corporate Governance Guidelines.”

Board Meetings and Committees; Director Independence

During 2016, the Threshold board of directors met 13 times. The audit committee met five times, the compensation committee met three times and the nominating and governance committee met one time. Each member of the Threshold board of directors attended at least 75% of the board meetings and meetings of committees of the board of directors that each such director served on in fiscal 2016. Although the Threshold board of directors has not adopted a formal policy, all directors are expected to attend annual meetings of stockholders, if possible. All of the Threshold directors attended the 2016 annual meeting of stockholders.

As required under the NASDAQ listing standards, a majority of the members of a listed company’s board of directors must qualify as “independent,” as affirmatively determined by the board of directors. Consistent with the requirements under the NASDAQ listing standards, after review of all relevant transactions or relationships between each director, or any of his or her family members, and Threshold, its senior management and its independent registered public accounting firm, the Threshold board of directors affirmatively determined that all of its current directors are independent directors within the meaning of the applicable NASDAQ listing standards, except that Dr. Jaeger, Threshold’s interim Chief Executive Officer, and Dr. Selick, Threshold’s Chairman and former Chief Executive Officer, are not independent directors by virtue of their current or previous employment with Threshold. In addition, the Threshold board of directors has determined that each member of the audit committee, compensation committee and nominating and governance committee meets the applicable NASDAQ and SEC rules and regulations regarding “independence” and that each member is free of any relationship that would impair his or her individual exercise of independent judgment with regard to Threshold. In determining that Dr. Bird and Dr. Parkinson are independent within the meaning of the applicable NASDAQ listing standards and SEC rules, the Threshold board of directors considered Dr. Bird’s affiliation with one of its significant stockholders and Dr. Parkinson’s consulting arrangement with Threshold, and in each case determined that such relationships would not interfere with either Dr. Bird’s or Dr. Parkinson’s exercise of independent judgment in carrying out the responsibilities of a director.

The Threshold board of directors has standing (i) audit, (ii) compensation and (iii) nominating and governance committees, each of which has a written charter, copies of which can be found at www.thresholdpharm.com.

Audit Committee. Threshold’s audit committee currently consists of Mr. Hoffmann (chair), Dr. Bird and Dr. Parker. Threshold’s board of directors has determined that all members of the audit committee are independent directors under the NASDAQ listing standards applicable SEC requirements and each of them is able to read and understand fundamental financial statements. Threshold’s board of directors has determined that Mr. Hoffmann qualifies as an “audit committee financial expert” as defined by the rules of the SEC.

The purpose of the audit committee is to oversee Threshold’s accounting and financial reporting processes and audits of its financial statements. Although management has primary responsibility for the system of internal controls and the financial reporting process, the responsibilities of the audit committee include appointing and approving the compensation of the independent registered public accounting firm to conduct the annual audit of Threshold’s financial statements, reviewing and evaluating the scope and results of the annual audit, approving all professional services to be provided to Threshold by its independent registered public accounting firm, meeting with management and the independent registered public accounting firm to discuss its financial statements and matters that may affect its financial statements, and reviewing, overseeing and approving transactions between Threshold and any related persons.

Compensation Committee. The compensation committee currently consists of Mr. Hoffmann(chair) and Drs. Bird and Parker. The Threshold board of directors has determined that all members of the compensation committee are independent directors under the rules of the NASDAQ listing standards. In determining whether Drs. Bird and Park and Mr. Hoffmann are independent within the meaning of the NASDAQ listing standards rules pertaining to membership of the compensation committee, the Threshold board of directors determined, based on its consideration of factors specifically relevant to determining whether any such director has a relationship to Threshold that is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, that no member of the compensation committee has a relationship that would impair that member’s ability to make independent judgments about Threshold’s executive compensation.

The compensation committee develops and reviews compensation policies and practices applicable to executive officers, reviews and recommends goals for the Threshold Chief Executive Officer and evaluates his performance in light of these goals, reviews and evaluates goals and objectives for other officers of Threshold, oversees and evaluates Threshold’s equity incentive plans and reviews and approves the creation of or amendment to those equity incentive plans. Under the compensation committee’s charter, it has the authority, in its sole discretion, to retain (or obtain the advice of) any compensation consultant, legal counsel or other adviser to assist it in the performance of its duties. The compensation committee also has the direct responsibility for the appointment, compensation and oversight of the work of any advisers retained or engaged by the compensation committee. Under its charter, the compensation committee also has the authority to delegate its authority and responsibilities to members of the committee or a subcommittee. Finally, the compensation committee has the sole authority to approve the fees and the other terms and conditions of the engagement of any such advisor. Threshold must provide for appropriate funding, as determined by the compensation committee, for the payment of reasonable compensation to any such adviser retained by the compensation committee.

For information regarding Threshold’s executive and director compensation, please see “Threshold Executive Compensation” and “Threshold Directors, Officers and Corporate Governance—Director Compensation,” respectively.

Nominating and Governance Committee. The nominating and governance committee currently consists of Mr. Hoffmann (chair), Dr. Bird and Dr. Parkinson. The Threshold board of directors has determined that all members of the nominating and governance committee are independent directors under the NASDAQ listing standards. The nominating and governance committee’s responsibilities include recommending to the Threshold board of directors nominees for possible election to the board of directors. Nominees for the 2017 annual meeting were recommended to the Threshold board of directors for nomination by the nominating and governance committee and the Threshold board of directors subsequently approved these nominees at a meeting of the Threshold board of directors.

Other Corporate Governance Matters

Board Leadership and Risk Oversight. The Threshold board of directors has not designated a chairman or lead independent director, nor does the Threshold board of directors have a formal leadership structure that would allow one director to entirely shape the work of the board of directors. Instead, from time to time, one or more of the independent directors works with Dr. Jaeger to perform a variety of functions related to Threshold corporate governance, including coordinating board of directors activities, setting the agenda for meetings (in consultation with Dr. Jaeger, as necessary or appropriate) and ensuring adequate communication between the board of directors and management. Threshold believes that this structure of the board of directors is adequate and appropriate for governance given the existing scope and nature of its operations. To facilitate the board’s responsibility for oversight of company risks, the board delegates specific areas of risk management oversight to applicable board committees. The audit committee oversees risk policies and processes relating to financial statements and financial reporting, including Threshold’s system of internal control over financial reporting. The compensation committee oversees risks associated with Threshold’s compensation plans and the effect that its compensation structure may have on business decisions and on the attraction and retention of a qualified management team. The nominating and governance committee oversees risks related to Threshold’s governance structure and the evaluation of individual board members and committees.

Corporate Governance Page; Code of Ethics; Corporate Governance Guidelines. Threshold maintains a corporate governance page on its website that includes key information about its corporate governance matters, including its Corporate Governance Guidelines, Code of Ethics and charters for each committee of its board of directors. The corporate governance page can be found at www.thresholdpharm.com, by clicking first on “Investors” then clicking on “Corporate Governance.” Threshold intends to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the Code of Ethics by posting such information on its website at the website address specified above.

Threshold’s policies and practices reflect corporate governance initiatives that it believes are compliant with the NASDAQ listing standards and the corporate governance requirements of the Sarbanes-Oxley Act of 2002, including:

•	a majority of its board of directors members are “independent” under the NASDAQ listing standards;

•	all members of the key board committees—the audit committee, the compensation committee and the nominating and governance committee—are independent under the NASDAQ listing standards and applicable SEC rules;

•	the independent members of its board of directors meet regularly outside the presence of management;

•	Threshold has adopted a Code of Ethics that is monitored by management and that applies to all of its officers, directors and employees, including its principal executive officer and all members of its finance department, including its principal financial officer;

•	the charters of committees of the board of directors establish their respective roles and responsibilities; and

•	its audit committee has procedures in place for the anonymous submission of employee complaints on accounting, internal controls or auditing matters.

In addition, Threshold’s board of directors has adopted Corporate Governance Guidelines that set forth key principles to guide the board in its exercise of responsibilities. Threshold’s Corporate Governance Guidelines cover, among other topics, board composition, structure and functioning, director qualifications and board membership criteria, director independence, board and board committee annual performance evaluations, committees of the board, board access to management and outside advisors, board share ownership guidelines, and director orientation and education. Threshold’s Corporate Governance Guidelines also include provisions whereby any nominee for director is required to submit an offer of resignation for consideration by the nominating and governance committee of the board if such nominee for director in an uncontested election receives a greater number of “WITHHOLD” votes from his or her election than votes “FOR” such election. The nominating and governance committee would then consider all of the relevant facts and circumstances and recommend to the board the action to be taken with respect to such offer of resignation. Promptly following the board’s decision, Threshold would disclose that decision and an explanation of such decision in a filing with the SEC and a press release. The current form of the Corporate Governance Guidelines can be found on the Corporate Governance page under the Investor Relations section of Threshold’s website at www.thresholdpharm.com. In addition, these guidelines are available in print to any stockholder who requests a copy. Please direct all requests to Threshold’s Corporate Secretary, Threshold Pharmaceuticals, Inc., 3705 Haven Ave., Suite 120, Menlo Park, CA 94025.

Communications with the Board of Directors. Stockholders or other interested parties may communicate with any director or committee of Threshold’s board of directors by writing to them c/o Secretary, Threshold Pharmaceuticals, Inc., 3705 Haven Ave., Suite 120, Menlo Park, CA 94025. Comments or questions regarding Threshold’s accounting, internal controls or auditing matters will be referred to members of the audit committee. Comments or questions regarding the nomination of directors and other corporate governance matters will be referred to members of the nominating and governance committee.

Section 16(a) Beneficial Ownership Reporting Compliance

Under Section 16(a) of the Exchange Act, and the rules promulgated by the SEC, Threshold’s directors, executive officers and beneficial owners of more than 10% of any class of equity security are required to file periodic reports of their ownership of Threshold equity securities, and changes in that ownership, with the SEC. To the knowledge of Threshold, based solely on its review of the copies of such reports received or written representations from such persons that no other reports were required, Threshold believes that its directors, executive officers and beneficial owners of more than 10% of its equity securities complied with all applicable filing requirements during 2016.

Director Compensation

Threshold generally provides its non-employee directors with cash and equity compensation for their service on Threshold’s board of directors. The board of directors is responsible for considering and approving the compensation paid to Threshold’s non-employee directors, upon recommendation from the compensation committee. The compensation committee reviews the compensation paid to Threshold’s non-employee directors with input and market data provided by the compensation committee’s outside compensation consultant. In this regard, in March 2015, the board of directors approved a non-employee director compensation policy, or the director compensation policy, that sets forth the terms of the cash and equity compensation that will be paid to Threshold’s non-employee directors beginning in 2015.

Cash Compensation. Under the Threshold director compensation policy, each non-employee director was entitled to receive the following cash compensation for board services, as applicable, for 2016:

•	a $30,000 annual retainer for service as a member of Threshold’s board of directors;

•	a supplemental annual retainer for the chairs of the board committees in the following amounts: $20,000 for the chair of the audit committee, $14,000 for the chair of the compensation committee and $14,000 for the chair of the nominating and governance committee; and

•	a supplemental annual retainer of $11,000 for each member of audit committee, compensation committee and the nominating and governance committee other than the chairs.

All of Threshold’s directors are entitled to reimbursement for all reasonable out-of-pocket expenses incurred in connection with attendance at board and committee meetings.

Equity Compensation. Under the Threshold director compensation policy, upon first joining its board of directors, a non-employee director is awarded an initial grant of an option to purchase 35,000 shares of Threshold common stock that vests monthly over a three-year period. On the date of each annual meeting of stockholders, each non-employee director serving on the Threshold board of directors on such date provided that the applicable individual has served as a non-employee director for at least six months prior to such date) was awarded an annual grant of an option to purchase 20,000 shares of Threshold common stock that vests monthly over one year. However, the compensation committee recommended and the board of directors approved in March 2016 an increase in the size of the annual stock option grants from 20,000 shares to 35,000 shares of Threshold common stock that vests monthly over a one-year period. Accordingly, on June 24, 2016, each non-employee director was granted an option to purchase 35,000 shares of Threshold common stock at an exercise price of $0.38 per share, the closing price of Threshold common stock on the NASDAQ Capital Market on the date of grant. These options expire on June 23, 2026. The options are granted under and subject to the terms of the 2014 Plan, the terms of which are described in more detail above under “Executive Compensation—Description of Compensation Arrangements—2014 Equity Incentive Plan” beginning on page 184 of this proxy statement/prospectus/information statement. Threshold’s board of directors has determined not to provide an option grant at the Threshold annual meeting, and the director compensation policy for future years has not yet been determined. In addition, under the Threshold director compensation policy, in the event of a fundamental transaction (as defined in the 2014 Plan) while a 2014 Plan participant remains a non-employee director, the shares subject to all initial and annual option grants held by such non-employee director will vest in full immediately prior to the effective date of the fundamental transaction, with all such options terminating immediately following the consummation of the fundamental transaction unless assumed by the successor corporation. Likewise, in the event of a change of control (as defined in the 2014 Plan), while a participant remains a non-employee director, the shares subject to all outstanding initial and annual option grants held by such non-employee director will automatically vest in full, and such options will remain exercisable until the expiration or sooner termination of the applicable option term. The merger, if consummated, will constitute a change of control for purposes of the 2014 Plan.

Director Compensation Table

The following table sets forth all of the compensation awarded to, earned by, or paid to each person who served as a director of Threshold during 2016. Dr. Selick, Threshold’s Chairman, is not listed in the following table because he was an employee of Threshold during 2016 and his compensation is described in section titled “Threshold Executive Compensation” beginning on page 183 of this proxy statement/prospectus/information statement.

Name	Fees Earned or Paid in Cash($)	Option Awards($)(1)(2)	Total($)
Jeffrey W. Bird, M.D., Ph.D.	52,000	10,574	62,574
Bruce C. Cozadd	41,000	10,574	51,574
David R. Hoffmann	64,000	10,574	74,574
Wilfred E. Jaeger, M.D.(3)	55,000	10,574	65,574
George G.C. Parker, Ph.D.	41,000	10,574	51,574
David R. Parkinson, M.D.	41,000	10,574	51,574

(1)	The dollar amounts in this column represent the aggregate grant date fair value of each stock option award granted to the directors in 2016. These amounts have been calculated in accordance with ASC 718, using the Black-Scholes option-pricing formula and excluding the effect of estimated forfeitures. Assumptions used in the calculation of these amounts are included in Note 9 of the notes to Threshold’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement. These amounts do not necessarily correspond to the actual value recognized or that may be recognized by Threshold’s directors.
(2)	The aggregate number of shares subject to outstanding stock options held by each director as of December 31, 2016 was as follows: 165,000 shares for Dr. Bird; 165,000 shares for Mr. Cozadd; 167,500 shares for Mr. Hoffmann; 115,000 shares for Dr. Jaeger; 142,500 shares for Dr. Parker; and 152,500 shares for Dr. Parkinson.
(3)	In connection with Dr. Jaeger’s appointment of interim Chief Executive Officer effective March 31, 2017, Dr. Jaeger is no entitled longer receive compensation as a non-employee member of the board and is instead being paid a monthly salary of $20,000 for his service as interim Chief Executive Officer. Other than the foregoing, there were no new compensatory arrangements or modifications to existing compensatory arrangements nor were there any grants or awards made to Dr. Jaeger in connection with his appointment as Thresholds’ interim Chief Executive Officer.

Report of the Audit Committee

Under the written charter adopted by the Threshold board of directors, which charter is available at www.thresholdpharm.com, one purpose of the audit committee is to oversee Threshold’s accounting and financial reporting processes and audits of its financial statements. The responsibilities of the audit committee include appointing and providing for the compensation of the independent registered public accounting firm. Each member of the audit committee meets the independence requirements of the NASDAQ listing standards.

Management has primary responsibility for the system of internal controls and the financial reporting process. The independent registered public accounting firm has the responsibility to express an opinion on the financial statements based on an audit conducted in accordance with generally accepted auditing standards as well as performing an audit of Threshold’s internal control over financial reporting as of the end of the fiscal year.

In this context and in connection with the audited financial statements contained in Threshold’s 2016 Annual Report on Form 10-K, the audit committee:

•	reviewed and discussed the audited financial statements as of and for the fiscal year ended December 31, 2016 with Threshold management and Ernst & Young LLP, Threshold’s independent registered public accounting firm for the fiscal year ended December 31, 2016;

•	discussed with Ernst & Young LLP those matters required to be discussed by Accounting Standard No. 1301 “Communications with Audit Committees,” as adopted by the Public Company Accounting Oversight Board in Release No. 2012-004;

•	reviewed the written disclosures and the letter from Ernst & Young LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountants’ communications with the audit committee concerning independence, discussed with Ernst & Young LLP their independence, and concluded that any non-audit services performed by Ernst & Young LLP are compatible with maintaining their independence; and

•	based on the foregoing reviews and discussions, recommended to the Threshold board of directors that the audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed with the SEC.

AUDIT COMMITTEE

David R. Hoffmann (chair)

Jeffrey W. Bird, M.D., Ph.D.

Dr. George G.C. Parker, Ph.D.

THRESHOLD EXECUTIVE COMPENSATION

The following discussion provides compensation information pursuant to the scaled disclosure rules applicable to “smaller reporting companies” under SEC rules and may contain statements regarding future individual and Threshold performance targets and goals. These targets and goals are disclosed in the limited context of Threshold’s compensation programs and should not be understood to be statements of management’s expectations or estimates of results or other guidance. Threshold specifically cautions stockholders not to apply these statements to other contexts.

Threshold’s board of directors administers the compensation program for the executive officers. The compensation committee is responsible for reviewing and recommending Threshold’s compensation and employee benefit policies to Threshold’s board of directors for its approval and implementation. The compensation committee reviews and recommends to Threshold’s board of directors for approval the compensation for Threshold’s Chief Executive Officer, including salaries, bonuses and grants of awards under Threshold’s equity incentive plans. The compensation committee and Threshold’s board of directors reviews and acts upon proposals by non-interested management to determine the compensation to other executive officers. The compensation committee, among other things, reviews and recommends to Threshold’s board of directors employees to whom awards will be made under Threshold’s equity incentive plans, determines the number of options to be awarded, and the time, manner of exercise and other terms of the awards.

The intent of the compensation program is to align the executive’s interests with that of Threshold’s stockholders, while providing incentives and competitive compensation for implementing and accomplishing Threshold’s short-term and long-term strategic and operational goals and objectives. The compensation of the named executive officers consists of base salary, discretionary bonus, and equity in Threshold.

Description of Compensation Arrangements

Below is a description of compensation arrangements applicable to Threshold’s “named executive officers,” which are those current and former executive officers of Threshold that are named in the “Summary Compensation Table” beginning on page 189 of this proxy statement/prospectus/information statement.

Executive Employment Agreements. Threshold does not have employment agreements currently in effect with any of its named executive officers. Like other employees, its named executive officers are eligible for annual salary increases, cash bonus awards and discretionary stock option awards. From time to time, Threshold has provided an offer letter in connection with a named executive officer’s commencement of employment which describes such officer’s initial terms of employment. However, each of named executive officer’s employment is at-will and not governed by the terms of their respective offer letters.

Change of Control Severance Agreements; Severance for Terminated Named Executive Officer. Threshold’s named executive officers have entered into change of control severance agreements with the company and the company intends to enter into amended change of control severance agreements, which are described below in the section titled “—Post-Termination Compensation” beginning on page 187 of this proxy statement/prospectus/information statement. In connection with Stewart M. Kroll’s termination effective September 30, 2016, Threshold provided Mr. Kroll with certain severance benefits, which benefits are described below in the section titled “—Post-Termination Compensation” beginning on page 187 of this proxy statement/prospectus/information statement.

Annual Performance Cash Bonus Awards. Threshold has historically maintained an annual performance-based cash program under which each year Threshold’s named executive officers are eligible to receive a performance-based cash bonus for achievement of pre-determined company and personal goals. However, no annual performance-based cash bonuses were awarded for 2015 or 2016, and no goals were established for purposes of any bonus eligibility for 2016.

Discretionary Stock Option Awards. In addition to salary and short-term incentive compensation in the form of performance-based cash bonus awards, Threshold provides its named executive officers with long-term equity incentives, in the form of stock options. Stock options in 2016 were granted under the 2014 Plan, have a term of ten years and vest 1/48th of the total shares monthly following the date of grant such that all shares are 100% vested as of four years after the date of grant, subject to vesting acceleration as described below under the section titled “—Post-Termination Compensation” beginning on page 187 of this proxy statement/prospectus/information statement. All stock options granted in 2016 were granted with an exercise price equal to 100% of the fair market value of Threshold’s common stock on the date of grant. 1,500,000 shares were subject to the named executive officers’ option grants in 2016, including 300,000 for Mr. Stewart Kroll.

2014 Equity Incentive Plan. The 2014 Plan provides for the grant of stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, other stock awards, and performance awards that may be settled in cash, stock, or other property. All of Threshold’s employees, non-employee directors and consultants are eligible participants under the 2014 Plan. As of December 31, 2016, a total of 1,544,744 shares of Threshold’s common stock was available for future issuance under the 2014 Plan. The 2014 Plan is administered by the Threshold board of directors, which has delegated concurrent authority to administer the 2014 Plan to Threshold’s compensation committee, including for purposes of approving equity award grants to Threshold’s named executive officers. See Proposal No. 3—Approval of the Amendment to the Threshold 2014 Equity Incentive Plan beginning on page 197 of this proxy statement/prospectus/information statement for an explanation of the material features of the 2014 Plan.

Employee Stock Purchase Plan. Additional long-term equity incentives are provided through Threshold’s 2004 Employee Stock Purchase Plan, or ESPP. The ESPP is intended to be an “employee stock purchase plan” within the meaning of Section 423 of the Internal Revenue Code. Under the ESPP, all of Threshold’s employees (who are not 5% owners of Threshold’s common stock), including the named executive officers, are eligible participants. The ESPP permits participants to purchase Threshold’s common stock through payroll deductions of between 1% and 15% of the participant’s compensation, up to a maximum of 3,000 shares per purchase period. The ESPP contains consecutive, overlapping 24 month offering periods. Each offering period includes four six-month purchase periods. The price of the common stock purchased will be the lower of 85% of the fair market value of the common stock at the beginning of an offering period or at the end of the purchase period. As of December 31, 2016, 134,789 shares of Threshold common stock remaining available for future issuance under the ESPP. On each January 1 through and including January 1, 2019, the number of authorized shares under the ESPP is automatically increased by a number of shares equal to the lesser of (i) 1% of the number of the shares issued and outstanding on such date; (ii) 100,000 shares; or (iii) an amount determined by Threshold’s board of directors.

401(k) Plan. Threshold maintains a defined contribution employee retirement plan, or 401(k) plan, for its employees. Its named executive officers are also eligible to participate in the 401(k) plan on the same basis as its other employees. The 401(k) plan is intended to qualify as a tax-qualified plan under Section 401(a) of the Code. The 401(k) plan provides that each participant may contribute up to the statutory limit, which is $18,000 for calendar year 2016 and 2016. Participants that are 50 years or older can also make “catch-up” contributions, which in calendar year 2016 and 2017 may be up to an additional $6,000 above the statutory limit. Threshold currently does not make matching contributions into the 401(k) plan on behalf of participants. Participant contributions are held and invested, pursuant to the participant’s instructions, by the plan’s trustee.

Additional Benefits. The named executive officers are eligible to participate in Threshold’s other benefit plans generally available to all employees.

Pension Benefits. Other than with respect to Threshold’s 401(k) plan, its named executive officers do not participate in any plan that provides for retirement payments and benefits, or payments and benefits that will be provided primarily following retirement.

Nonqualified Deferred Compensation. During the year ended December 31, 2016, Threshold’s named executive officers did not contribute to, or earn any amounts with respect to, any defined contribution or other plan sponsored by Threshold that provides for the deferral of compensation on a basis that is not tax-qualified.

Summary Compensation Table

The following table sets forth certain summary information for the year indicated with respect to the compensation earned by Threshold’s former Chief Executive Officer, who resigned effective March 31, 2017, Threshold’s two most highly compensated executive officers other than its Chief Executive Officer who were serving as executive officers as of December 31, 2016, and Threshold’s former Chief Operating Officer, whose employment with Threshold terminated effective September 30, 2016. These individuals are referred to in this proxy statement/prospectus/information statement as the “named executive officers.”

Name and Principal Position	Year	Salary(1)($)	Option Awards(2)($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation($)		Total($)
Harold E. Selick, Ph.D.	2016	575,000	349,280	—	1,980	(3)	926,260
Former Chief Executive Officer	2015	575,000	1,252,680	—	2,063	(3)	1,829,743

Joel A. Fernandes	2016	281,000	90,620	—	416	(3)	372,036
Senior Vice President, Finance and Controller	2015	281,000	219,219	—	430	(3)	500,649

Tillman Pearce, M.D.	2016	405,000	90,620	—	1,290	(3)	496,910
Chief Medical Officer	2015	405,000	501,072	—	1,344	(3)	907,416

Stewart M. Kroll	2016	247,500	281,898	—	371,002	(3)	900,400
Former Chief Operating Officer	2015	330,000	313,170	—	1,344	(3)	644,514

(1)	Includes amounts deferred pursuant to Threshold’s 401(k) plan.
(2)	The dollar amounts in this column reflect the aggregate grant date fair value of all stock option awards granted during the indicated fiscal year. These amounts have been calculated in accordance with ASC 718, using the Black-Scholes option-pricing formula and excluding the effect of estimated forfeitures. Assumptions used in the calculation of these amounts are included in Note 9 of the notes to Threshold’s audited consolidated financial statements included in Threshold’s 2016 Annual Report on Form 10-K, filed the SEC on March 29, 2017. These amounts do not necessarily correspond to the actual value recognized or that may be recognized by the named executive officers. In addition, with respect to the Mr. Kroll, the amount reported for 2016 includes, in addition the grant date fair value of his 2016 option grant, $145,968 of aggregate incremental fair value, as calculated in accordance with ASC 718, with respect to the modification of 533,560 of vested stock option awards that were modified in connection with his termination as part of Threshold’s September 2016 workforce reduction. The modification increased the post-termination exercise period of Mr. Kroll’s outstanding vested stock options at September 30, 2016 from ninety days to up to two years.
(3)	Represents group term life insurance premiums paid by Threshold on behalf of the named individual named executive officer. For Mr. Kroll, in addition to group term life insurance premiums, this amount also includes accrual of severance benefits of $330,000 as well as accrual of paid time off benefits of $39,886, in fiscal year 2016, both of which were paid in fourth quarter of 2016.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding outstanding equity awards held by Threshold’s named executive officers at the end of fiscal year 2016.

		Option Awards(1)
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price(2) ($)	Option Expiration Date
Harold E. Selick, Ph.D.	3/14/2016	150,000		650,000	0.55	03/13/2026
	2/26/2015	183,333		216,667	4.43	02/25/2025
	5/16/2014	209,895		115,105	3.62	5/15/2024
	3/13/2013	337,500		22,500	5.09	3/12/2023
	4/06/2012	325,000		—	7.22	4/05/2022
	6/07/2011	400,000		—	1.64	6/06/2021
	5/25/2010	785,000		—	1.44	5/24/2020
	1/09/2009	70,000		—	0.79	1/08/2019
	2/27/2008	41,666		—	1.30	2/26/2018
	3/20/2007	41,666		—	1.30	3/19/2017

Joel A. Fernandes	3/11/2016	37,500		162,500	0.55	03/10/2026
	2/26/2015	32,083		37,917	4.43	02/25/2025
	5/16/2014	32,291		17,709	3.62	5/15/2024
	3/13/2013	84,375		5,625	5.09	3/12/2023
	4/06/2012	60,000		—	7.22	4/05/2022
	6/07/2011	80,000		—	1.64	6/06/2021
	5/25/2010	40,000		—	1.44	5/24/2020
	1/9/2009	10,000		—	0.79	1/08/2019
	2/27/2008	16,666		—	1.30	2/26/2018
	11/02/2007	3,333		—	1.30	11/01/2017
	1/24/2007	3,333		—	1.30	1/23/2017

Tillman Pearce, M.D.	3/11/2016	37,500		162,500	0.55	03/10/2026
	2/26/2015	73,333		86,667	4.43	02/25/2025
	5/16/2014	93,645		51,355	3.62	5/15/2024
	3/13/2013	131,250		8,750	5.09	3/12/2023
	2/16/2012	212,000	(3)	—	3.46	2/15/2022

Stewart M. Kroll(4)	3/11/2016	37,499		—	0.55	09/30/2018
	2/26/2015	39,583		—	4.43	09/30/2018
	5/16/2014	52,499		—	3.62	09/30/2018
	3/13/2013	87,500		—	5.09	09/30/2018
	4/06/2012	100,000		—	7.22	09/30/2018
	6/07/2011	113,000		—	1.64	09/30/2018
	5/25/2010	77,899		—	1.44	09/30/2018
	1/9/2009	9,082		—	0.79	09/30/2018
	2/27/2008	14,415		—	1.30	2/26/2018
	04/02/2007	2,083		—	1.30	04/01/2017

(1)

All options were granted under and subject to the terms of either Threshold’s 2004 Equity Incentive Plan, for options granted prior to May 16, 2014, or under Threshold’s 2014 Equity Incentive Plan for options granted on May 16, 2014. Each option has a term of ten years and except as otherwise indicated, vests one-forty-eighth (1/48) of the total shares monthly following the date of grant such that all shares are 100% vested as of four years after the date of grant.
(2)	The exercise price per share of each option grant is the closing price of Threshold’s common stock on the NASDAQ Capital Market on the date of grant.
(3)	This grant is a new hire option and vests one-fourth (1/4) of the total shares on the one-year anniversary of the date of grant, and one-thirty-sixth (1/36) monthly following the one-year anniversary such that all shares are 100% vested as of four years after the date of grant. The number of vested shares reflects the transfer in 2015 of beneficial ownership of 18,000 of the vested shares to Dr. Pearce’s ex-spouse pursuant to a marital settlement agreement.
(4)	Mr. Kroll was terminated as an executive officer in September 2016. In conjunction with the termination of his employment, his post termination exercise period of his vested options at September 30, 2016, was increased from ninety days to up to two years. In addition, the number of shares reported reflects the transfer in 2016 of beneficial ownership of a portion of the indicated stock options to Mr. Kroll’s ex-spouse pursuant to a domestic relations order.

Option Exercises During 2016

Threshold’s named executive officers did not exercise any stock options during the year ended December 31, 2016. However, beneficial ownership of vested stock options covering 40,577 shares was transferred to Mr. Kroll’s former spouse pursuant to a domestic relations order in 2015. Mr. Kroll did not realize a specific dollar amount upon this transfer, as the transfer was made in connection with a mutually agreed allocation of and release of claims with respect to marital property.

Post-Termination Compensation

Change of Control Severance Agreements and Merger-Related Modifications

Threshold has entered into change of control severance agreements with its named executive officers and the company intends to enter into amended change of control severance agreements (with the exception of Dr. Selick) that provide for certain benefits upon the named executive officer’s involuntary termination, including in connection with a change of control transaction. For purposes of these agreements, the merger, if consummated, will constitute a change of control transaction.

For a description of the agreements with each of Drs. Selick and Pearce and Mr. Fernandes, please see “Interests of the Threshold Directors and Executive Officers in the Merger—Merger-Related Compensation of Named Executive Officers—Severance” beginning on page [134] of this proxy statement/prospectus/information statement.

Severance Arrangements for Mr. Kroll

In connection with Mr. Kroll’s termination effective September 30, 2016, Threshold provided Mr. Kroll with the following severance benefits in exchange for this full general release of any claims that he may have on account of his employment with Threshold: (1) a lump sum cash payment equal to one year of base salary pursuant to the pre-existing change of control severance agreement that Threshold previously entered into with Mr. Kroll and (2) the post-termination exercise period applicable to all of Mr. Kroll’s vested stock options was increased from ninety days to up to two years.

Other Termination and Change of Control Benefits

Other than as set forth in a named executive officer’s change of control severance agreement with Threshold, and except as otherwise provided by applicable law, Threshold’s named executive officers are generally not entitled to any additional benefits upon a termination or change of control. However, under both the 2004 Equity Incentive Plan, or the 2004 Plan, and the 2014 Plan, in the event of a fundamental transaction (as defined in the respective plan, which would include the merger, if consummated), if the successor corporation does not assume, convert or replace or substitute equivalent awards for outstanding equity awards granted pursuant to the 2004 Plan or the 2014 Plan, then the vesting of such equity awards shall be accelerated in full and will terminate in connection with the closing or completion of the fundamental transaction. In addition, under the 2004 Plan, if awards granted under the 2004 Plan are assumed, converted, replaced or substituted for equivalent awards or outstanding equity awards following a fundamental transaction or change of control (which would include the merger, if consummated), and the holder of an award is terminated without cause (other than due to death or disability) or resigns for good reason within 18 months following the transaction, any outstanding awards will accelerate for 12 months of vesting and be exercisable for three months following such termination.

MOLECULAR EXECUTIVE COMPENSATION

Molecular’s executive officers for the year ended December 31, 2016 and who will serve as executive officers of the combined company following the merger, are referred to in this proxy statement/prospectus/information statement as the “named executive officers.” The named executive officers and their current positions are as follows:

•	Eric E. Poma, Ph.D., Chief Executive Officer and Chief Scientific Officer of Molecular;

•	Jason Kim, President and Chief Financial Officer of Molecular;

•	David Valacer, M.D., Chief Medical Officer of Molecular.

Summary Compensation Table

The following table provides information regarding the named executive officers of Molecular during the fiscal year ended December 31, 2016, who will serve as executive officers of the combined company. For information regarding the management of the combined company after the closing of the merger, please see the section titled “Management Following the Merger—Executive Officers and Directors—Executive Officers and Directors of the Combined Company Following the Merger” beginning on page 306 of this proxy statement/prospectus/information statement.

The following table presents information regarding the total compensation awarded to, earned by, and paid to Molecular’s named executive officers for services rendered to Molecular in all capacities for the years indicated. Stock option awards were not granted to the executives during the two years presented, and thus are not included in the table.

	Year	Salary ($)	Bonus ($)(1)	All other compensation ($)(2)	Total ($)
Eric E. Poma, Ph.D.	2016	400,000	200,000	6,536	606,536
Chief Executive Officer and Chief Scientific Officer	2015	300,000	175,000	127	475,127

Jason Kim	2016	325,000	113,750	5,992	444,742
President, Chief Financial Officer and Secretary	2015	275,000	150,000	348	425,348

David Valacer, M.D.	2016	318,250	63,650	6,536	388,436
Chief Medical Officer	2015	307,500	76,875	380	384,755

(1)	The amounts reported represent bonuses based upon the discretion of the board of directors and as outlined in each individual employment agreement for the years ended December 31, 2016 and 2015, as indicated, and were paid in the subsequent year.
(2)	The amounts reported represent life insurance premiums and 401k matching contributions paid by Molecular.

Narrative Disclosure to Summary Compensation Table

Historically, Molecular’s executive compensation program has reflected Molecular’s growth and development-oriented corporate culture. To date, the compensation of Molecular’s Chief Executive Officer and Molecular’s other executive officers identified in the 2016 Summary Compensation Table below, or the named executive officers, has consisted of a combination of base salary, bonuses and long-term incentive compensation in the form of stock options. Molecular’s named executive officers, like all full-time employees, are eligible to participate in Molecular’s health and welfare benefit plans. As Molecular transitions from a private company to a publicly traded company, it will evaluate its compensation values and philosophy and compensation plans and arrangements as circumstances require. Molecular expects to review executive compensation from time to time at the discretion of the compensation committee of the board of directors. As part of this review process, Molecular expects the board of directors and the compensation committee to apply its values and philosophy, while considering the compensation levels needed to ensure Molecular’s executive compensation program remains competitive. Molecular will also review whether it is meeting its retention objectives and the potential cost of replacing a key employee.

Base Salary

In 2016, Molecular’s compensation committee and board of directors approved base salaries for Molecular’s management team, resulting in an annual base salary of $400,000 for Dr. Poma, $325,000 for Mr. Kim and $318,250 for Dr. Valacer. In 2015, Molecular’s compensation committee and board of directors approved base salaries for Molecular’s management team, resulting in an annual base salary of $300,000 for Dr. Poma, $275,000 for Mr. Kim and $307,500 for Dr. Valacer.

Annual Bonuses

Molecular’s board of directors and compensation committee may make special cash bonus awards in their discretion. In January 2017, Molecular’s compensation committee awarded Dr. Poma a discretionary cash bonus of $200,000 in recognition of his services provided in the year ended December 31, 2016 and in accordance with the terms of Dr. Poma’s employment agreement with the company. In January 2017, Molecular’s compensation committee awarded Mr. Kim a discretionary cash bonus of $113,750 in recognition of his services provided in the year ended December 31, 2016 and in accordance with the terms of Mr. Kim’s employment agreement with the company. In January 2017, Molecular’s compensation committee awarded Dr. Valacer a discretionary cash bonus of $63,650 in recognition of his services provided in the year ended December 31, 2016 and in accordance with the terms of Dr. Valacer’s employment agreement with the company. In April 2016, Molecular’s compensation committee awarded Dr. Poma a discretionary cash bonus of $175,000 in recognition of his services provided in the year ended December 31, 2015 and in accordance with the terms of Dr. Poma’s employment agreement with the company. In April 2016, Molecular’s compensation committee awarded Mr. Kim a discretionary cash bonus of $150,000 in recognition of his services provided in the year ended December 31, 2015 and in accordance with the terms of Mr. Kim’s employment agreement with the company. In January2016, Molecular’s compensation committee awarded Dr. Valacer a discretionary cash bonus of $76,875 in recognition of his services provided in the year ended December 31, 2015 and in accordance with the terms of Dr. Valacer’s employment agreement with the company. These bonus amounts, to the extent they were in recognition for Dr. Poma’s, Mr. Kim’s and Dr. Valacer’s performance during the indicated year, are reflected in the “Bonus” column, as applicable, of the Summary Compensation Table above for the indicated year.

Stock Options

Molecular’s compensation committee and the board of directors elected not to grant stock option awards to any of Molecular’s named executive officers in 2015 and 2016.

Outstanding Equity Awards at Fiscal Year-End

The following table presents the outstanding equity awards held by each of Molecular’s named executive officers as of December 31, 2016. None of the named executive officers of Molecular exercised options to purchase Molecular common stock in 2016. All stock option awards set forth in the table below were granted under the 2009 Stock Plan.

Name	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable		Option exercise price ($)	Option vesting commencement date	Option expiration date
Eric E. Poma, Ph.D.	216,125	—		0.30	2/23/2009	2/23/2019
	127,904	—		0.50	7/12/2011	7/12/2021
	48,266	—		0.50	12/05/2011	7/10/2022
	253,232	58,438	(1)	0.90	9/19/2013	11/19/2024

Jason Kim	76,500	—		0.30	3/20/2009	3/09/2020
	45,273	—		0.50	7/12/2011	7/12/2021
	17,084	—		0.50	12/05/2011	7/10/2022
	89,634	20,685	(1)	0.90	9/19/2013	11/19/2024

David Valacer, M.D.	60,750	20,250	(1)	0.90	01/01/2014	08/06/2024

(1)	The remaining portion of these options vest at the rate of 1/48th of the number of total shares subject to the option on a monthly basis as measured from the vesting commencement date.

Upon completion of the merger, each of the above options will convert into an option to purchase Threshold common stock, with the number of shares and exercise price being appropriately adjusted to reflect the exchange ratio in the merger. See the section titled “The Merger—Stock Options and Warrants” beginning on page 143 of this proxy statement/prospectus/information statement.

Employment Agreements and Potential Payments Upon Termination of Employment or Change in Control

Molecular has entered into employment agreements with each of its named executive officers as described below, as well as standard confidential information and/or inventions assignment agreements under which each of its named executive officers has agreed not to disclose Molecular’s confidential information. These employment agreements provide for “at will” employment.

Eric E. Poma, Ph.D.

Dr. Poma’s employment agreement provides for a base salary of $400,000, which is subject to review and adjustment, and he is eligible to earn an annual cash incentive bonus targeted at between 35-50% of his base salary awarded at the discretion of the board of directors. Dr. Poma is also eligible to participate in the employee benefit plans available to Molecular’s employees, subject to the terms of those plans.

Dr. Poma’s employment agreement provides that, in the event that his employment is terminated by Molecular for any reason other than for “cause,” death or “disability” or by Dr. Poma for “good reason” (each as defined in his employment agreement), subject to the execution and effectiveness of a separation agreement and release, he will be entitled to receive (i) his Base Salary through the date of termination; (ii) continuing severance pay at a rate equal to 100% of his Base Salary, as then in effect (less applicable withholding), for a period of nine months from the date of such termination, to be paid periodically in accordance with Molecular’s normal payroll practices; (iii) reimbursement of all expenses for which Dr. Poma is entitled to be reimbursed, but for which Dr. Poma has not yet been reimbursed and (iv) the right to continue health care benefits under COBRA, at Dr. Poma’s cost, to the extent required and available by law.

In addition, Dr. Poma has entered into a non-solicitation, confidentiality, and assignment agreement that contains, among other things, non-solicitation provisions that apply during the term of Dr. Poma’s employment and for 12 months thereafter.

Jason Kim

Mr. Kim’s employment agreement provides for a base salary of $325,000, which is subject to review and adjustment, and he is eligible to earn an annual cash incentive bonus targeted up to 35% of his base salary awarded at the discretion of the board of directors. Mr. Kim is also eligible to participate in the employee benefit plans available to Molecular’s employees, subject to the terms of those plans.

Mr. Kim’s employment agreement provides that, in the event that his employment is terminated by Molecular for any reason other than for “cause,” “death or disability” or by Mr. Kim for “good reason” (each as defined in his employment agreement), subject to the execution and effectiveness of a separation agreement and release, he will be entitled to receive (i) his Base Salary through the date of termination; (ii) continuing severance pay at a rate equal to 100% of his Base Salary, as then in effect (less applicable withholding), for a period of nine months from the date of such termination, to be paid periodically in accordance with Molecular’s normal payroll practices; (iii) reimbursement of all expenses for which Mr. Kim is entitled to be reimbursed, but for which Mr. Kim has not yet been reimbursed and (iv) the right to continue health care benefits under COBRA, at Mr. Kim’s sole cost, to the extent required and available by law.

In addition, Mr. Kim has entered into a non-solicitation, confidentiality, and assignment agreement that contains, among other things, non-solicitation provisions that apply during the term of Mr. Kim’s employment and for 12 months thereafter.

David Valacer, M.D.

Dr. Valacer’s employment agreement provides for a base salary of $318,250, which is subject to review and adjustment, and he is eligible to earn an annual cash incentive bonus targeted at up to 20% of his base salary awarded at the discretion of the board of directors. Dr. Valacer is also eligible to participate in the employee benefit plans available to Molecular’s employees, subject to the terms of those plans.

Dr. Valacer’s employment agreement provides that, in the event that his employment is terminated by Molecular for any reason other than for “cause,” death or “disability” or by Dr. Valacer for “good reason” (each as defined in his employment agreement), subject to the execution and effectiveness of a separation agreement and release, he will be entitled to receive (i) his Base Salary through the date of termination; (ii) continuing severance pay at a rate equal to 100% of his Base Salary, as then in effect (less applicable withholding), for a period of three months from the date of such termination, to be paid periodically in accordance with Molecular’s normal payroll practices; (iii) reimbursement of all expenses for which Dr. Valacer is entitled to be reimbursed, but for which Dr. Valacer has not yet been reimbursed; (iv) the right to continue health care benefits under COBRA, at Dr. Valacer’s sole cost, to the extent required and available by law and (v) the immediate vesting of all unvested options. In lieu of the payments and benefits described above, in the event that Dr. Valacer’s employment is terminated by Molecular for any reason other than “cause,” death or “disability” (each as defined in his employment agreement), within 12 months following a “Change of Control” (as defined in his employment agreement), subject to the execution and effectiveness of a separation agreement and release, he will be entitled to receive (i) his Base Salary through the date of termination; (ii) continuing severance pay at a rate equal to 100% of his Base Salary, as then in effect (less applicable withholding), for a period of three months from the date of such termination, to be paid periodically in accordance with Molecular’s normal payroll practices; (iii) reimbursement of all expenses for which Dr. Valacer is entitled to be reimbursed, but for which Dr. Valacer has not yet been reimbursed; (iv) the right to continue health care benefits under COBRA, at Dr. Valacer’s sole cost, to the extent required and available by law and (v) full acceleration of all time-based equity awards held by Dr. Valacer.

In addition, Dr. Valacer has entered into a non-solicitation, confidentiality, and assignment agreement that contains, among other things, non-solicitation provisions that apply during the term of Dr. Valacer’s employment and for 12 months thereafter.

Compensation Risk Management

Molecular has considered the risk associated with its compensation policies and practices for all employees and believes it has designed its compensation policies and practices in a manner that does not create incentives that could lead to excessive risk taking that would have a material adverse effect on Molecular.

Employment Benefits Plan

Molecular’s 2009 Stock Plan

Molecular’s 2009 Stock Plan, or the 2009 Stock Plan, was approved by Molecular’s board of directors and Molecular’s stockholders in 2009 and was most recently amended in September 2013. Under the 2009 Stock Plan, Molecular has reserved for issuance an aggregate of 1,452,268 shares of Molecular common stock, which number is subject to adjustment in the event of a reorganization, recapitalization, stock dividend, stock split or other similar change in Molecular’s capital stock.

The shares Molecular issues under the 2009 Stock Plan are authorized but unissued shares or shares Molecular reacquires. The shares of common stock underlying any awards that are forfeited, cancelled,

reacquired by Molecular prior to vesting, satisfied without the issuance of common stock or otherwise terminated (other than by exercise) under the 2009 Stock Plan are currently added to the shares of common stock available for issuance under the 2009 Stock Plan.

Molecular’s board of directors has acted as administrator of the 2009 Stock Plan. The administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, and to determine the specific terms and conditions of each award, subject to the provisions of the 2009 Stock Plan. Persons eligible to participate in the 2009 Stock Plan are Molecular’s full or part-time officers, employees, directors, consultants and other key persons as selected from time to time by the administrator in its discretion.

The 2009 Stock Plan permits the granting of (i) options to purchase Molecular common stock intended to qualify as incentive stock options under Section 422 of the Code and (ii) options that do not so qualify. The option exercise price of each option is determined by the administrator but may not be less than 100% of the fair market value of the Molecular common stock on the date of grant. The term of each option is fixed by the administrator and may not exceed 10 years from the date of grant. The administrator determines at what time or times each option may be exercised. In addition, the 2009 Stock Plan permits the granting of restricted stock.

The 2009 Stock Plan provides that upon the occurrence of a “change in control,” as defined in the 2009 Stock Plan, where a successor entity does not assume or substitute the awards (defined as meaning individually or collectively a grant under the 2009 Stock Plan of options or restricted stock), the participants shall fully vest in and have the right to exercise their outstanding Awards, including shares as to which such award would not otherwise be vested or exercisable, and restrictions on all of the participant’s restricted stock shall lapse. Further, in the event of a change in control, the administrator will notify the Participant that the Award shall be fully vested and exercisable for a period of time to be determined by the administrator in its sole discretion. Any Award not assumed or substituted for shall terminate upon the expiration of such period for no consideration, unless otherwise determined by the administrator.

The 2009 Stock Plan, unless sooner terminated by the Molecular board of directors, will continue in effect for a term of 10 years from the later of (i) the effective date of the 2009 Stock Plan, or (ii) the earlier of the most recent board of directors or stockholder approval of an increase in the numbers of shares reserved for issuance under the 2009 Stock Plan.

Other Benefits

Executive officers are eligible to participate in all of Molecular’s employee benefit plans, including life insurance, medical, dental, and vision, a 401(k) retirement plan, and a flex spending account plan. Molecular also provides paid-time-off benefits to all similarly situated employees.

MATTERS BEING SUBMITTED TO A VOTE OF THRESHOLD STOCKHOLDERS

PROPOSAL NO. 1:

APPROVAL OF THE ISSUANCE OF COMMON STOCK IN THE MERGER

At the Threshold annual meeting, Threshold stockholders will be asked to approve the issuance of Threshold common stock in the merger. Immediately following the merger (before accounting for the concurrent financing and assuming Threshold’s net cash at closing is at least $12.5 million), it is expected that the former Molecular securityholders will own approximately     % of the fully-diluted common stock of Threshold, with the Threshold securityholders as of immediately prior to the merger holding approximately     % of the fully-diluted common stock of Threshold (excluding, in each case, out of the money securities).

Changes in the amount of Threshold’s net cash at closing could result in relative ownership percentages that are different than those described above.

The terms of, reasons for and other aspects of the merger agreement, the merger and the issuance of Threshold common stock in the merger and the concurrent financing are described in detail in the other sections in this proxy statement/prospectus/information statement. A copy of the merger agreement is attached as Annex A.

Under NASDAQ Listing Rule 5635(a)(1), a company listed on NASDAQ is required to obtain stockholder approval prior to the issuance of common stock, among other things, in connection with the acquisition of another company’s stock, if the number of shares of common stock to be issued is in excess of 20% of the number of shares of common stock then outstanding. The potential issuance of up to      shares of Threshold common stock in the merger exceeds the 20% threshold under the NASDAQ Listing Rules and is expected to represent approximately     % of Threshold’s common stock following the merger on a fully diluted basis, which assumes the exercise of all options and warrants for Threshold common stock. Accordingly, in order to ensure compliance with NASDAQ Listing Rule 5635(a)(1), Threshold must obtain the approval of Threshold stockholders for the issuance of these securities in the merger.

Required Vote

The affirmative vote of the majority of votes cast in person or by proxy (not counting “abstentions” or “broker non-votes” as votes cast) at the Threshold annual meeting is required to approve the issuance of Threshold common stock in the merger.

THRESHOLD’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 1 TO APPROVE THE ISSUANCE OF THRESHOLD COMMON STOCK IN THE MERGER.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the issuance of Threshold common stock in the merger.

PROPOSAL NO. 2:

APPROVAL OF THE ISSUANCE OF THRESHOLD COMMON STOCK IN THE CONCURRENT FINANCING

NASDAQ Listing Rule 5635(d) requires Threshold to obtain stockholder approval prior to the issuance of Threshold common stock in connection with certain non-public offerings involving the sale, issuance or potential issuance by Threshold of common stock (and/or securities convertible into or exercisable for common stock) equal to 20% or more of the common stock outstanding before the issuance. Shares of Threshold common stock issuable upon the exercise the warrants issued in the concurrent financing will be considered shares issued in such a transaction in determining whether the 20% limit has been reached.

At the Threshold annual meeting, Threshold stockholders will be asked to approve the issuance of Threshold equity securities (units comprised of shares of common stock and warrants to purchase shares of common stock) in the concurrent financing.

Immediately following the merger (before accounting for the concurrent financing), it is expected that the former Molecular securityholders will own approximately     % of the fully-diluted common stock of Threshold, with the Threshold securityholders as of immediately prior to the merger holding approximately     % of the fully-diluted common stock of Threshold (excluding, in each case, out of the money securities).

The issuance of shares of Threshold common stock and the warrants exercisable for shares of Threshold common stock in the concurrent financing will dilute, and thereby reduce, each existing stockholder’s proportionate ownership in our common stock. Assuming that the reverse split ratio implemented by Threshold’s board of directors (after obtaining the required stockholder approval pursuant to Proposal No. 5) is the same as the assumed reverse split ratio (as defined in the equity commitment letter), then at the closing of the concurrent financing immediately following the closing of the merger, the combined company will issue approximately      million shares of common stock and warrants to purchase approximately      million shares of Threshold common stock. Accordingly, after the closing of the concurrent financing, it is expected that Molecular’s current stockholders will own approximately     % of the aggregate number of shares of common stock of the combined company, the securityholders of Threshold as of immediately prior to the merger will own approximately     % of the aggregate number of shares of common stock of the combined company and the investors in the concurrent financing (assuming no overlap with existing Threshold or Molecular investors) will own the remaining     % of the aggregate number of shares of common stock of the combined company. Changes in the size of the concurrent financing, the difference between the actual reverse split ratio and the assumed stock split ratio and the amount of Threshold’s net cash at closing could result in relative ownership percentages that are different than those described above.

The terms of the concurrent financing are described in detail in the section titled “Agreements Related to the Merger—Equity Commitment Letters” beginning on page 174 of in this proxy statement/prospectus/information statement. A copy of the equity commitment letter with Longitude is attached as Annex B. The other investors in the concurrent financing have executed equity commitment letters in a form substantially similar to the Longitude equity commitment letter.

Required Vote

The affirmative vote of the majority of votes cast in person or by proxy at the Threshold annual meeting is required to approve the issuance of Threshold common stock in the concurrent financing.

THRESHOLD’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 2 TO APPROVE THE ISSUANCE OF THRESHOLD COMMON STOCK IN THE CONCURRENT FINANCING.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the issuance of Threshold common stock in the concurrent financing.

PROPOSAL NO. 3:

APPROVAL OF THE AMENDMENT TO THE THRESHOLD 2014 EQUITY INCENTIVE PLAN

The board of directors of Threshold has approved an amendment to the Threshold 2014 Equity Incentive Plan, or the 2014 Plan, subject to approval by Threshold stockholders and consummation of the merger, to increase the number of shares of Threshold common stock reserved for issuance thereunder. In this Proposal No. 3, Threshold’s board of directors is requesting stockholder approval of such amendment and the related amended and restated 2014 Plan.

The discussion that follows is qualified in all respects to the terms of the amended 2014 Plan, a copy of which is attached as Annex C. Annex C is marked to show the changes implemented by the amendment and restatement. Threshold stockholders should refer to the amended 2014 Plan for more complete and detailed information about the terms and conditions of the amended 2014 Plan. If the merger is not consummated for any reason or stockholders do not approve the amended 2014 Plan, the amended 2014 Plan will not become effective and Threshold may continue to grant awards under the 2014 Plan, subject to its current terms, conditions and limitations. Below is a summary of certain key provisions of the amended 2014 Plan. The summary is qualified in its entirety by reference to the full text of the amended 2014 Plan.

The 2014 Plan currently authorizes the grant of stock options and other stock-based awards to employees, non-employee directors, consultants and advisors of Threshold and its affiliates. As of March 31, 2017, there were 1,659,008 shares of Threshold common stock available for grant under the 2014 Plan. As of March 31, 2017, stock options to purchase approximately 10,827,481 shares were outstanding. The weighted-average exercise price of all stock options outstanding as of March 31, 2017 was $3.01, and the weighted-average remaining term of such stock options was 5.2 years. As of May 11, 2017, the closing price of Threshold’s common stock as reported on the NASDAQ Capital Market was $0.49 per share, and a total of 71,591,518 shares of Threshold common stock were outstanding.

Threshold’s board of directors has approved an amendment to the 2014 Plan, subject to stockholder approval, to increase the aggregate number of shares authorized for issuance under the 2014 Plan by 19,000,000 shares of Threshold common stock, prior to giving effect to the proposed reverse stock split to be effected in connection with the merger. The preceding and following information does not give effect to the proposed reverse stock split described in Proposal No. 5.

The purpose of the proposed increase in the number of shares reserved for issuance under the 2014 Plan is to provide the combined company with appropriate capacity to issue equity compensation following the closing of the merger. Threshold believes that stock options and other stock-based awards are a critical part of the compensation package offered to new, existing and key employees and is an important tool in its ability to attract and retain talented personnel, particularly following the merger. Threshold recognizes that equity compensation awards dilute stockholder equity and must be used judiciously. Threshold’s equity compensation practices are designed to be in line with industry norms, and Threshold believes its historical share usage has been responsible and mindful of stockholder interests. The Threshold board of directors believes that the increase of the reserve of 19,000,000 shares is appropriate for this purpose, given the combined company’s needs and consideration of the Threshold’s overhang, which is a measure of shares subject to stock-based awards outstanding or reserved for future grants as a percentage of shares issued and outstanding (including in the denominator shares subject to stock-based awards outstanding or reserved for future grants). The pre-merger overhang is approximately 15.1%, and if the amendment to the 2014 Plan is approved and the merger is completed, the combined company’s overhang would be approximately     %. Threshold’s average burn rate (total shares used for equity compensation awards each year divided by weighted average outstanding shares for the year) for the last three years was 3.57%.

Approval of the 2014 Plan by the Threshold stockholders will also constitute approval of terms and conditions set forth therein that will permit Threshold to grant stock options, stock appreciation rights and performance-based awards under the 2014 Plan that may qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code. Section 162(m) of the Code disallows a deduction to any publicly held corporation and its affiliates for certain compensation paid to “covered employees” in a taxable year to the extent that compensation to a covered employee exceeds $1 million. However, some kinds of compensation, including qualified “performance-based compensation,” are not subject to this deduction limitation. For compensation awarded under a plan to qualify as “performance-based compensation” under Section 162(m) of the Code, among other things, the following terms must be disclosed to and approved by the stockholders before the compensation is paid: (i) a description of the employees eligible to receive such awards; (ii) a per-person limit on the number of shares subject to stock options, stock appreciation rights and performance-based stock awards; and (iii) a description of the business criteria upon which the performance goals for performance-based awards may be granted (or become vested or exercisable). Accordingly, Threshold is requesting that its stockholders approve the amendment and the amended and restated 2014 Plan, which includes terms and conditions regarding eligibility for awards, annual per-person limits on awards and the business criteria for performance-based awards granted under the 2014 Plan (as described in the summary below).

Threshold believes it is in the best interests of the company and its stockholders to preserve the ability to grant “performance-based compensation” under Section 162(m) of the Code. However, in certain circumstances, Threshold may determine to grant compensation to covered employees that is not intended to qualify as “performance-based compensation” for purposes of Section 162(m) of the Code. Moreover, even if Threshold grants compensation that is intended to qualify as “performance-based compensation” for purposes of Section 162(m) of the Code, Threshold cannot guarantee that such compensation ultimately will be deductible by Threshold.

Description of the 2014 Plan

The material features of the 2014 Plan are outlined below. The following description of the 2014 Plan is a summary only and is qualified in its entirety by reference to the complete text of the 2014 Plan, a copy of which is attached as Annex C to this proxy statement/prospectus/information statement.

Purpose

The 2014 Plan is designed to secure and retain the services of Threshold’s employees, directors and consultants, provide incentives for such employees, directors and consultants to exert maximum efforts for the success of Threshold and its affiliates, and provide a means by which Threshold employees, directors and consultants may be given an opportunity to benefit from increases in the value of Threshold common stock.

Types of Awards

The terms of the 2014 Plan provide for the grant of incentive stock options, or ISOs, nonstatutory stock options, or NSAs, stock appreciation rights, restricted stock awards, restricted stock unit awards, other stock awards, and performance awards that may be settled in cash, stock, or other property.

Shares Available for Awards

As of March 31, 2017, 10,827,481 shares of Threshold common stock are reserved for issuance pursuant to awards granted under the 2014 Plan. Prior to this amendment, the total number of shares of the Threshold common stock initially reserved for issuance under the 2014 Plan was 12,626,157, which is the sum of (i) 6,000,000 newly reserved shares plus (ii) up to 6,626,157 additional shares that may be added to the 2014 Plan in connection with the forfeiture or expiration of awards outstanding under the 2004 Equity Incentive Plan as of May 15, 2014, or the Prior Plan Returning Shares.

The number of shares of Threshold common stock available for issuance under the 2014 Plan will be reduced by (i) one share for each share of common stock issued pursuant to a stock option or stock appreciation right with an exercise or strike price of at least 100% of the fair market value of the underlying common stock on the date of grant, and (ii) 1.2 shares for each share of common stock issued pursuant to a full value award (i.e., any stock award that is not a stock option or stock appreciation right with an exercise or strike price of at least 100% of the fair market value of the underlying common stock on the date of grant).

If (i) any shares of common stock subject to a stock award are not issued because the stock award expires or otherwise terminates without all of the shares covered by the stock award having been issued or is settled in cash, (ii) any shares of common stock issued pursuant to a stock award are forfeited back to or repurchased by Threshold because of the failure to meet a contingency or condition required for the vesting of such shares, or (iii) with respect to a full value award, any shares of common stock are reacquired or withheld (or not issued) by Threshold to satisfy a tax withholding obligation in connection with the award, such shares will again become available for issuance under the 2014 Plan, which Threshold refers to as the 2014 Plan Returning Shares. For each 2014 Plan Returning Share subject to a full value award or Prior Plan Returning Share subject to a stock award other than a Prior Plan Appreciation Award, the number of shares of common stock available for issuance under the 2014 Plan will increase by 1.2 shares.

Any shares of common stock reacquired or withheld (or not issued) by Threshold to satisfy the exercise or purchase price of a stock award will no longer be available for issuance under the 2014 Plan, including any shares subject to a stock award that are not delivered to a participant because the stock award is exercised through a reduction of shares subject to the stock award. In addition, any shares reacquired or withheld (or not issued) by Threshold to satisfy a tax withholding obligation in connection with a stock option or stock appreciation right granted under the 2014 Plan or a Prior Plan Appreciation Award, or any shares repurchased by Threshold on the open market with the proceeds of the exercise or strike price of a stock option or stock appreciation right granted under the 2014 Plan or a Prior Plan Appreciation Award will no longer be available for issuance under the 2014 Plan.

Eligibility

All of the combined company’s (including its affiliates’) approximately      employees and      non-employee directors and      consultants will be eligible to participate in the 2014 Plan following the closing of the merger and may receive all types of awards other than ISOs. ISOs may be granted under the 2014 Plan only to the combined company’s employees, including officers, and employees of its affiliates.

Section 162(m) Limits

Under the 2014 Plan, subject to adjustment for certain changes in Threshold’s capitalization, no participant will be eligible to be granted during any calendar year more than: (i) a maximum of 3,000,000 shares of Threshold common stock subject to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the fair market value of Threshold common stock on the date of grant; (ii) a maximum of 3,000,000 shares of Threshold common stock under performance stock awards; and (iii) a maximum of $5,000,000 under performance cash awards. These limits are designed to allow Threshold to grant awards that are intended to be exempt from the $1 million limitation on the income tax deductibility of compensation paid per covered employee imposed by Section 162(m) of the Code..

Administration

The 2014 Plan will be administered by the Threshold board of directors, which may in turn delegate authority to administer the 2014 Plan to a committee. The Threshold board of directors has delegated concurrent authority to administer the 2014 Plan to its compensation committee, but may, at any time, revest in itself some or all of the power previously delegated to the Threshold compensation committee. Each of the board of directors and the compensation committee is considered to be a Plan Administrator for purposes of this Proposal No. 3.

Subject to the terms of the 2014 Plan, the Plan Administrator may determine the recipients, the numbers and types of awards to be granted, and the terms and conditions of awards granted under the 2014 Plan, including the period of their exercisability and vesting. The Plan Administrator also has the authority to provide for accelerated exercisability and vesting of awards. Subject to the limitations set forth below, the Plan Administrator also determines the fair market value applicable to a stock award and the exercise or strike price of stock options and stock appreciation rights granted under the 2014 Plan.

The Plan Administrator may also delegate to one or more officers the authority to designate employees who are not officers to be recipients of certain stock awards and the number of shares subject to such stock awards. Under any such delegation, the Plan Administrator will specify the total number of shares of Threshold common stock that may be subject to the stock awards granted by such officer. The officer may not grant a stock award to himself or herself.

Repricing; Cancellation and Re-Grant of Stock Awards

Under the 2014 Plan, the Plan Administrator does not have the authority to reprice any outstanding stock option or stock appreciation right by reducing the exercise or strike price of the stock option or stock appreciation right or to cancel any outstanding stock option or stock appreciation right that has an exercise or strike price greater than the then-current fair market value of Threshold common stock in exchange for cash or other stock awards without obtaining the approval of Threshold stockholders within 12 months prior to the repricing or cancellation and re-grant event.

Stock Options

Stock options may be granted under the 2014 Plan pursuant to stock option agreements. The 2014 Plan permits the grant of stock options that are intended to qualify as ISOs and NSOs.

The exercise price of an NSO may not be less than 100% of the fair market value of the common stock subject to the stock option on the date of grant. The exercise price of an ISO may not be less than 100% of the fair market value of the common stock subject to the stock option on the date of grant and, in some cases, may not be less than 110% of such fair market value.

The term of stock options granted under the 2014 Plan may not exceed 10 years and, in some cases, may not exceed five years. Except as otherwise provided in a participant’s stock option agreement or other agreement with Threshold or one of its affiliates, if a participant’s service relationship with Threshold or any of its affiliates (referred to in this Proposal No. 3 as “continuous service”) terminates (other than upon the participant’s disability or death and other than for cause), the participant may exercise any vested stock options for up to three months following the participant’s termination of continuous service. Except as otherwise provided in a participant’s stock option agreement or other agreement with Threshold or one of its affiliates, if a participant’s continuous service terminates due to the participant’s disability or death (or the participant dies within a certain period, if any, following termination of continuous service), the participant, or his or her beneficiary, as applicable, may exercise any vested stock options for up to 12 months following the participant’s termination due to the participant’s disability or for up to 18 months following the participant’s death. Except as explicitly provided otherwise in a participant’s stock option agreement or other agreement with Threshold or one of its affiliates, if a participant’s continuous service is terminated for cause (as defined in the 2014 Plan), all stock options held by the participant will terminate upon the participant’s termination of continuous service and the participant will be prohibited from exercising any stock option from and after such termination date. Under the 2014 Plan, the term of a stock option may be extended if the exercise of the stock option following the participant’s termination of continuous service (other than upon the participant’s disability or death and other than for cause) would be prohibited by applicable securities laws or the sale of any common stock received upon exercise of the stock option following the participant’s termination of continuous service (other than for cause) would violate Threshold’s insider trading policy. In no event, however, may a stock option be exercised after its original expiration date.

Acceptable forms of consideration for the purchase of Threshold common stock pursuant to the exercise of a stock option under the 2014 Plan will be determined by the Plan Administrator and may include payment: (i) by cash, check, bank draft or money order payable to Threshold; (ii) pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board; (iii) by delivery to Threshold of shares of Threshold common stock (either by actual delivery or attestation); (iv) by a net exercise arrangement (for NSOs only); or (v) in other legal consideration approved by the Plan Administrator.

Stock options granted under the 2014 Plan may become exercisable in cumulative increments, or “vest,” as determined by the Plan Administrator at the rate specified in the stock option agreement. Shares covered by different stock options granted under the 2014 Plan may be subject to different vesting schedules as the Plan Administrator may determine.

The Plan Administrator may impose limitations on the transferability of stock options granted under the 2014 Plan in its discretion. Generally, a participant may not transfer a stock option granted under the 2014 Plan other than by will or the laws of descent and distribution or, subject to approval by the Plan Administrator, pursuant to a domestic relations order or an official marital settlement agreement. However, the Plan Administrator may permit transfer of a stock option in a manner consistent with applicable tax and securities laws. In addition, subject to approval by the Plan Administrator, a participant may designate a beneficiary who may exercise the stock option following the participant’s death.

Limitations on Incentive Stock Options

The aggregate fair market value, determined at the time of grant, of shares of Threshold common stock with respect to ISOs that are exercisable for the first time by a participant during any calendar year under all of Threshold’s stock plans may not exceed $100,000. The stock options or portions of stock options that exceed this limit or otherwise fail to qualify as ISOs are treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of the total combined voting power of Threshold or that of any affiliate unless the following conditions are satisfied:

•	the exercise price of the ISO must be at least 110% of the fair market value of the common stock subject to the ISO on the date of grant; and

•	the term of the ISO must not exceed five years from the date of grant.

Subject to adjustment for certain changes in Threshold’s capitalization, the aggregate maximum number of shares of Threshold common stock that may be issued pursuant to the exercise of ISOs under the 2014 Plan is      shares.

Restricted Stock Awards

Restricted stock awards may be granted under the 2014 Plan pursuant to restricted stock award agreements. A restricted stock award may be granted in consideration for cash, check, bank draft or money order payable to Threshold, the participant’s services performed for Threshold or any of Threshold’s affiliates, or any other form of legal consideration acceptable to the Plan Administrator. Shares of Threshold common stock acquired under a restricted stock award may be subject to forfeiture to Threshold in accordance with a vesting schedule to be determined by the Plan Administrator. Rights to acquire shares of Threshold common stock under a restricted stock award may be transferred only upon such terms and conditions as are set forth in the restricted stock award agreement. Upon a participant’s termination of continuous service for any reason, any shares subject to restricted stock awards held by the participant that have not vested as of such termination date may be forfeited to or repurchased by Threshold.

Restricted Stock Unit Awards

Restricted stock unit awards may be granted under the 2014 Plan pursuant to restricted stock unit award agreements. Payment of any purchase price may be made in any form of legal consideration acceptable to the Plan Administrator. A restricted stock unit award may be settled by the delivery of shares of Threshold common stock, in cash, in a combination of cash and stock, or in any other form of consideration determined by the Plan Administrator and set forth in the restricted stock unit award agreement. Under the 2014 Plan, dividend equivalents may be credited in respect of shares of Threshold common stock covered by a restricted stock unit award. Restricted stock unit awards may be subject to vesting in accordance with a vesting schedule to be determined by the Plan Administrator. Except as otherwise provided in a participant’s restricted stock unit award agreement, restricted stock units that have not vested will be forfeited upon the participant’s termination of continuous service for any reason.

Stock Appreciation Rights

Stock appreciation rights may be granted under the 2014 Plan pursuant to stock appreciation right agreements. Each stock appreciation right is denominated in common stock share equivalents. The strike price of each stock appreciation right will be determined by the Plan Administrator, but will in no event be less than 100% of the fair market value of the common stock subject to the stock appreciation right on the date of grant. The Plan Administrator may also impose restrictions or conditions upon the vesting of stock appreciation rights that it deems appropriate. The appreciation distribution payable upon exercise of a stock appreciation right may be paid in shares of Threshold common stock, in cash, in a combination of cash and stock, or in any other form of consideration determined by the Plan Administrator and set forth in the stock appreciation right agreement. Stock appreciation rights will be subject to the same conditions upon termination of continuous service and restrictions on transfer as stock options under the 2014 Plan.

Performance Awards

The 2014 Plan allows Threshold to grant performance stock and cash awards that may qualify as performance-based compensation that is not subject to the $1 million limitation on the income tax deductibility of compensation paid per covered employee imposed by Section 162(m) of the Code.

A performance stock award is a stock award that is payable (including that may be granted, may vest, or may be exercised) contingent upon the achievement of pre-determined performance goals during a performance period. A performance stock award may require the completion of a specified period of continuous service. The length of any performance period, the performance goals to be achieved during the performance period, and the measure of whether and to what degree such performance goals have been attained will be determined by Threshold’s compensation committee, except that the Plan Administrator also may make any such determinations to the extent that the award is not intended to comply with Section 162(m) of the Code. In addition, to the extent permitted by applicable law and the performance stock award agreement, the Plan Administrator may determine that cash may be used in payment of performance stock awards.

A performance cash award is a cash award that is payable contingent upon the achievement of pre-determined performance goals during a performance period. A performance cash award may require the completion of a specified period of continuous service. The length of any performance period, the performance goals to be achieved during the performance period, and the measure of whether and to what degree such performance goals have been attained will be determined by Threshold’s compensation committee, except that the Plan Administrator also may make any such determinations to the extent that the award is not intended to comply with Section 162(m) of the Code. The Plan Administrator may specify the form of payment of performance cash awards, which may be cash or other property, or may provide for a participant to have the option for his or her performance cash award, or such portion thereof as the Plan Administrator may specify, to be paid in whole or in part in cash or other property.

In granting a performance award intended to qualify as “performance-based compensation” under Section 162(m) of the Code, Threshold’s compensation committee will set a period of time, or a performance period, over which the attainment of one or more goals, or performance goals, will be measured. Within the time period prescribed by Section 162(m) of the Code (no later than the earlier of the 90th day of a performance period and the date on which 25% of the performance period has elapsed, and in any event at a time when the achievement of the performance goals remains substantially uncertain), Threshold’s compensation committee will establish the performance goals, based upon one or more criteria, or performance criteria, enumerated in the 2014 Plan and described below. As soon as administratively practicable following the end of the performance period, Threshold’s compensation committee will certify in writing whether the performance goals have been satisfied.

Performance goals under the 2014 Plan will be based on any one or more of the following performance criteria: (1) earnings (including earnings per share and net earnings); (2) earnings before interest, taxes and depreciation; (3) earnings before interest, taxes, depreciation and amortization; (4) total stockholder return; (5) return on equity or average stockholder’s equity; (6) return on assets, investment, or capital employed; (7) stock price; (8) margin (including gross margin); (9) income (before or after taxes); (10) operating income; (11) operating income after taxes; (12) pre-tax profit; (13) operating cash flow; (14) sales or revenue targets; (15) increases in revenue or product revenue; (16) expenses and cost reduction goals; (17) improvement in or attainment of working capital levels; (18) economic value added (or an equivalent metric); (19) market share; (20) cash flow; (21) cash flow per share; (22) share price performance; (23) debt reduction; (24) implementation or completion of projects or processes; (25) customer satisfaction; (26) stockholders’ equity; (27) capital expenditures; (28) debt levels; (29) operating profit or net operating profit; (30) workforce diversity; (31) growth of net income or operating income; (32) billings; (33) net order dollars; (34) net profit dollars; (35) net profit growth; (36) net revenue dollars; and (37) to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the Plan Administrator.

Performance goals may be based on a company-wide basis, with respect to one or more business units, divisions, affiliates or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Under the 2014 Plan, unless specified otherwise by Threshold’s compensation committee (or, if not required for compliance with Section 162(m) of the Code, the Plan Administrator) (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the performance goals are established, Threshold’s compensation committee (or, if not required for compliance with Section 162(m) of the Code, the Plan Administrator) will appropriately make adjustments in the method of calculating the attainment of performance goals for a performance period: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects, as applicable, for non-U.S. dollar denominated performance goals; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; and (5) to exclude the effects of any “extraordinary items” as determined under generally accepted accounting principles. In addition, Threshold’s compensation committee (or, if not required for compliance with Section 162(m) of the Code, the Plan Administrator) retains the discretion to reduce or eliminate the compensation or economic benefit due upon the attainment of any performance goals and to define the manner of calculating the performance criteria it selects to use for a performance period.

Other Stock Awards

Other forms of stock awards valued in whole or in part by reference to, or otherwise based on, Threshold common stock may be granted either alone or in addition to other stock awards under the 2014 Plan. The Plan Administrator will have sole and complete authority to determine the persons to whom and the time or times at which such other stock awards will be granted, the number of shares of Threshold common stock to be granted and all other terms and conditions of such other stock awards.

Clawback Policy

Awards granted under the 2014 Plan will be subject to recoupment in accordance with any clawback policy that Threshold is required to adopt pursuant to the listing standards of any national securities exchange or association on which its securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, the Plan Administrator may impose other clawback, recovery or recoupment provisions in an award agreement as the Plan Administrator determines necessary or appropriate, including a reacquisition right in respect of previously acquired shares of Threshold common stock or other cash or property upon the occurrence of cause.

Changes to Capital Structure

In the event of certain capitalization adjustments, the Plan Administrator will appropriately adjust: (i) the class(es) and maximum number of securities subject to the 2014 Plan; (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of ISOs; (iii) the class(es) and maximum number of securities that may be awarded to any person pursuant to Section 162(m) limits; and (iv) the class(es) and number of securities and price per share of stock subject to outstanding stock awards.

Fundamental Transactions; Change in Control

Unless otherwise provided in a participant’s award agreement or other written agreement with Threshold or one of its affiliates or in any director compensation policy, in the event of a fundamental transaction (as defined in the 2014 Plan), any outstanding awards may be assumed, converted or replaced by the successor corporation (if any). In the alternative, the successor corporation may substitute equivalent awards or provide substantially similar consideration to participants as was provided to stockholders (after taking into account the existing provisions of the awards). The successor corporation may also issue, in place of outstanding shares of Threshold common stock held by participants, substantially similar shares or other property subject to repurchase restrictions no less favorable to the participants. In the event such successor corporation (if any) does not assume or substitute awards pursuant to a fundamental transaction, the vesting of such awards will fully and immediately accelerate or Threshold’s repurchase rights will fully and immediately terminate, as applicable, so that the awards may be exercised or the repurchase rights will terminate before, or otherwise in connection with the fundamental transaction, but then terminate. Notwithstanding anything in the 2014 Plan to the contrary, the Plan Administrator may provide that the vesting of any shares of Threshold common stock subject to an award that are subject to vesting or Threshold’s right of repurchase will accelerate or lapse, as applicable, upon a fundamental transaction. If the Plan Administrator exercises such discretion with respect to options, such options will become exercisable in full prior to the fundamental transaction at such time and on such conditions as the Plan Administrator determines, and if such options are not exercised prior to the fundamental transaction, they will terminate at such time as determined by the Plan Administrator. Subject to any greater rights granted to participants under the provisions of the 2014 Plan, in the event of a fundamental transaction, any outstanding awards will be treated as provided in the applicable agreement or plan of merger, consolidation, dissolution, liquidation, or sale of assets.

Under the 2014 Plan, award may be subject to acceleration of vesting and exercisability upon or after a change in control (as defined in the 2014 Plan) as may be provided in the participant’s stock award agreement or other written agreement with Threshold or one of its affiliates, or as may be provided in any director compensation policy, but in the absence of such provision, no such acceleration will occur.

For purposes of the 2014 Plan, a change in control generally will be deemed to occur in the event: (i) a person, entity or group acquires, directly or indirectly, Threshold securities representing more than 50% of the combined voting power of Threshold then outstanding securities, other than by virtue of a merger, consolidation, or similar transaction; (ii) there is consummated a merger, consolidation, or similar transaction and, immediately after the consummation of such transaction, Threshold stockholders immediately prior thereto do not own, directly or indirectly, more than 50% of the combined outstanding voting power of the surviving entity or the parent of the surviving entity in substantially the same proportions as their ownership of Threshold outstanding voting securities immediately prior to such transaction; (iii) Threshold stockholders or Threshold’s board of directors approves a plan of complete dissolution or liquidation of the company, or a complete dissolution or liquidation of the company will otherwise occur, except for a liquidation into a parent corporation; (iv) there is consummated a sale or other disposition of all or substantially all of Threshold’s consolidated assets, other than a sale or other disposition to an entity in which more than 50% of the entity’s combined voting power is owned by Threshold stockholders in substantially the same proportions as their ownership of Threshold outstanding voting securities immediately prior to such sale or other disposition; or (v) a majority of Threshold’s board of directors becomes composed of individuals whose nomination, appointment, or election was not approved by a majority of the board members or their approved successors.

Plan Amendments and Termination

The Plan Administrator will have the authority to amend or terminate the 2014 Plan at any time. However, except as otherwise provided in the 2014 Plan or an award agreement, no amendment or termination of the 2014 Plan may impair a participant’s rights under his or her outstanding awards without the participant’s consent. Threshold will obtain stockholder approval of any amendment to the 2014 Plan as required by applicable law and listing requirements. No incentive stock options may be granted under the 2014 Plan after May 15, 2024, the 10th anniversary of the date the 2014 Plan was adopted by Threshold’s board of directors.

U.S. Federal Income Tax Consequences

The following is a summary of the principal United States federal income tax consequences to participants and Threshold with respect to participation in the 2014 Plan. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on his or her particular situation, each participant should consult the participant’s tax adviser regarding the federal, state, local and other tax consequences of the grant or exercise of an award or the disposition of stock acquired the 2014 Plan. The 2014 Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974. Threshold’s ability to realize the benefit of any tax deductions described below depends on its generation of taxable income as well as the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of its tax reporting obligations.

Nonstatutory Stock Options

Generally, there is no taxation upon the grant of an NSO if the stock option is granted with an exercise price equal to the fair market value of the underlying stock on the grant date. Upon exercise, a participant will recognize ordinary income equal to the excess, if any, of the fair market value of the underlying stock on the date of exercise of the stock option over the exercise price. If the participant is employed by Threshold or one of its affiliates, that income will be subject to withholding taxes. The participant’s tax basis in those shares will be equal to their fair market value on the date of exercise of the stock option, and the participant’s capital gain holding period for those shares will begin on that date.

Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation, Threshold and the combined company will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the participant.

Incentive Stock Options

The 2014 Plan provides for the grant of stock options that are intended to qualify as “incentive stock options,” as defined in Section 422 of the Code. Under the Code, a participant generally is not subject to ordinary income tax upon the grant or exercise of an ISO. If the participant holds a share received upon exercise of an ISO for more than two years from the date the stock option was granted and more than one year from the date the stock option was exercised, which is referred to as the required holding period, the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the participant’s tax basis in that share will be long-term capital gain or loss.

If, however, a participant disposes of a share acquired upon exercise of an ISO before the end of the required holding period, which is referred to as a disqualifying disposition, the participant generally will recognize ordinary income in the year of the disqualifying disposition equal to the excess, if any, of the fair market value of the share on the date of exercise of the stock option over the exercise price. However, if the sales proceeds are less than the fair market value of the share on the date of exercise of the stock option, the amount of ordinary income recognized by the participant will not exceed the gain, if any, realized on the sale. If the amount realized on a disqualifying disposition exceeds the fair market value of the share on the date of exercise of the stock option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year.

For purposes of the alternative minimum tax, the amount by which the fair market value of a share of stock acquired upon exercise of an ISO exceeds the exercise price of the stock option generally will be an adjustment included in the participant’s alternative minimum taxable income for the year in which the stock option is exercised. If, however, there is a disqualifying disposition of the share in the year in which the stock option is exercised, there will be no adjustment for alternative minimum tax purposes with respect to that share. In computing alternative minimum taxable income, the tax basis of a share acquired upon exercise of an ISO is increased by the amount of the adjustment taken into account with respect to that share for alternative minimum tax purposes in the year the stock option is exercised.

Neither Threshold nor the combined company are allowed an income tax deduction with respect to the grant or exercise of an ISO or the disposition of a share acquired upon exercise of an ISO after the required holding period. If there is a disqualifying disposition of a share, however, Threshold and the combined company will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the participant, subject to the requirement of reasonableness and the provisions of Section 162(m) of the Code, and provided that either the employee includes that amount in income or Threshold and the combined company timely satisfy its reporting requirements with respect to that amount.

Restricted Stock Awards

Generally, the recipient of a restricted stock award will recognize ordinary income at the time the stock is received equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. If, however, the stock is not vested when it is received, (for example, if the employee is required to work for) a period of time in order to have the right to sell the stock), the recipient generally will not recognize income until the stock becomes vested, at which time the recipient will recognize ordinary income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock. A recipient may, however, file an election with the Internal Revenue Service, within 30 days following his or her receipt of the stock award, to recognize ordinary income, as of the date the recipient receives the award, equal to the excess, if any, of the fair market value of the stock on the date the award is granted over any amount paid by the recipient for the stock.

The recipient’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted stock award will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the stock becomes vested.

Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation, Threshold and the combined company will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock award.

Restricted Stock Unit Awards

Generally, the recipient of a restricted stock unit award structured to conform to the requirements of Section 409A of the Code or an exception to Section 409A of the Code will recognize ordinary income at the time the stock is delivered equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. To conform to the requirements of Section 409A of the Code, the stock subject to a restricted stock unit award may generally only be delivered upon one of the following events: a fixed calendar date (or dates), separation from service, death, disability or a change in control. If delivery occurs on another date, unless the restricted stock unit award otherwise complies with or qualifies for an exception to the requirements of Section 409A of the Code, in addition to the tax treatment described above, the recipient will owe an additional 20% federal tax and interest on any taxes owed.

The recipient’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted stock unit award will be the amount paid for such shares plus any ordinary income recognized when the stock is delivered.

Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation, Threshold and the combined company will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the restricted stock unit award.

Stock Appreciation Rights

Generally, if a stock appreciation right is granted with an exercise price equal to the fair market value of the underlying stock on the grant date, the recipient will recognize ordinary income equal to the fair market value of the stock or cash received upon such exercise. Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation, Threshold and the combined company will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock appreciation right.

New Plan Benefits

Awards under the 2014 Plan are made at the discretion of the Plan Administrator and thus are not determinable at this time. In particular, as discussed above in the section entitled, “Director Compensation—Equity Compensation,” Threshold’s board of directors determined not to provide what would have been an automatic annual option grant at the Threshold annual meeting, and the director compensation policy for future years has not yet been determined.

Plan Benefits

The following table shows, for each of the named executive officers and the various groups indicated, the number of stock options underlying shares of Threshold common stock that have been granted (even if not currently outstanding) under the 2014 Plan since its approval by the stockholders in 2014 and through             , 2017.

2014 Plan
Name and Position	Number of Shares (#)
Harold E. Selick, Ph.D. Chairman and Former Chief Executive Officer	1,525,000
Tillman Pearce Chief Medical Officer	505,000
Joel A. Fernandes Senior Vice President, Finance and Controller	320,000
All current executive officers as a group	2,350,000
All current directors who are not executive officers as a group	450,000
All employees, including all current officers who are not executive officers, as a group	4,358,250
Each nominee for election as a director: Jeffrey W. Bird, M.D., Ph.D. Harold E. Selick, Ph.D.	0 Disclosed above
Each associate of any executive officers, current directors or director nominees	0
Each other person who received or is to receive 5% of awards	1,610,000

Required Vote

The affirmative vote of a majority of the votes cast in person or by proxy (not counting “abstentions” or “broker non-votes” as votes cast) at the Threshold annual meeting is required to approve this Proposal No. 3.

THRESHOLD’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 3 TO APPROVE THE AMENDMENT TO THE 2014 PLAN TO INCREASE THE NUMBER OF SHARES RESERVED FOR ISSUANCE THEREUNDER.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the amendment to the 2014 Plan as described above.

PROPOSAL NO. 4:

APPROVAL OF CORPORATE NAME CHANGE

At the Threshold annual meeting, holders of Threshold common stock will be asked to approve the amendment to the certificate of incorporation of Threshold to change the name of the corporation from “Threshold Pharmaceuticals, Inc.” to “Molecular Templates, Inc.” by filing an amendment to the certificate of incorporation at the effective time of the merger. A copy of the proposed amendment to Threshold’s certificate of incorporation is attached as Annex D. The primary reason for the corporate name change is that management believes this will allow for brand recognition of Molecular’s product candidates and product candidate pipeline following the consummation of the merger. Threshold management believes that the current name will no longer accurately reflect the business of Threshold and the mission of Threshold subsequent to the consummation of the merger.

Required Vote

The affirmative vote of holders of a majority of the outstanding shares of Threshold common stock entitled to vote at the Threshold annual meeting is required to approve Proposal No. 4.

THRESHOLD’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 4 TO APPROVE THE CORPORATE NAME CHANGE.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the corporate name change.

PROPOSAL NO. 5:

APPROVAL OF THE AMENDMENT TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF THRESHOLD EFFECTING THE REVERSE STOCK SPLIT

General

At the Threshold annual meeting, Threshold stockholders will be asked to approve an amendment to the amended and restated certificate of incorporation of Threshold that will implement a reverse stock split of the issued shares of Threshold common stock, at a ratio in the range of between one new share for every five shares and one new share for every fifteen shares outstanding. Upon stockholder approval and in connection with the closing of the merger, the Threshold board of directors will decide the exact reverse split ratio within that approved range. Upon the effectiveness of such amendment effecting the reverse stock split, or the split effective time, the issued shares of Threshold common stock immediately prior to the split effective time will be reclassified into a smaller number of shares such that a Threshold stockholder will own one new share of Threshold common stock for each number of shares of issued common stock held by that stockholder immediately prior to the split effective time, as specified .

The Threshold board of directors may determine to effect the reverse stock split, if it is approved by the stockholders, even if the other proposals to be acted upon at the meeting are not approved, including the issuance of the Threshold common stock pursuant to the merger agreement and the concurrent financing.

The form of the amendment to the amended and restated certificate of incorporation of Threshold to effect the reverse stock split, as more fully described below, will affect the reverse stock split but will not change the number of authorized shares of common stock or preferred stock, or the par value of Threshold common stock or preferred stock.

A copy of the amendment to the amended and restated certificate of incorporation of Threshold to effect the reverse stock split is attached as Annex E.

Purpose

The Threshold board of directors approved the proposal approving the amendment to the amended and restated certificate of incorporation of Threshold effecting the reverse stock split for the following reasons:

•	the Threshold board of directors believes effecting the reverse stock split will cause the minimum bid price of Threshold’s common stock to increase and may reduce the risk of a delisting of Threshold common stock from The NASDAQ Capital Market in the future; and

•	the Threshold board of directors believes a higher stock price may help generate investor interest in Threshold and help Threshold attract and retain employees.

If the reverse stock split successfully increases the per share price of Threshold common stock, Threshold’s board of directors believes this increase may increase trading volume in Threshold common stock and facilitate future financings by Threshold.

NASDAQ Requirements for Listing on The NASDAQ Capital Market

Threshold common stock is quoted on The NASDAQ Capital Market under the symbol “THLD.” Threshold intends to file an initial listing application in the near term for the combined company with The NASDAQ Capital Market.

According to NASDAQ rules, an issuer must, in a case such as this, apply for initial inclusion following a transaction whereby the issuer combines with a non-NASDAQ entity, resulting in a change of control of the issuer and potentially allowing the non-NASDAQ entity to obtain a NASDAQ listing. Accordingly, the listing standards of The NASDAQ Capital Market will require Threshold to have, among other things, a $4.00 per share minimum bid price upon the closing of the merger. Therefore, the reverse stock split may be necessary in order to consummate the merger.

One of the effects of the reverse stock split will be to effectively increase the proportion of authorized shares which are unissued relative to those which are issued. This could result in Threshold’s management being able to issue more shares without further stockholder approval. For example, before the reverse stock split, Threshold’s authorized but unissued shares of common stock immediately prior to the closing of the merger would be approximately 8 million compared to shares issued of approximately 72 million. If Threshold effects the reverse stock split using a 1 for 10 ratio, its authorized but unissued shares immediately prior to the closing of the merger would be approximately      million (assuming the conversion of Threshold’s outstanding shares of preferred stock) compared to shares issued of approximately      million. Threshold currently has no plans to issue shares, other than in connection with the merger and the concurrent financing, and to satisfy obligations under the Threshold warrants and employee stock options (including those assumed from Molecular in connection with the merger) from time to time as these warrants and options are exercised. The reverse stock split will not affect the number of authorized shares of Threshold capital stock which will continue to be authorized pursuant to the amended and restated certificate of incorporation of Threshold, as amended.

Potential Increased Investor Interest

On March 31, 2017, Threshold common stock closed at $0.57 per share. An investment in Threshold common stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks. Also, the Threshold board of directors believes that most investment funds are reluctant to invest in lower priced stocks.

There are risks associated with the reverse stock split, including that the reverse stock split may not result in an increase in the per share price of Threshold common stock.

Threshold cannot predict whether the reverse stock split will increase the market price for Threshold common stock. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:

•	the market price per share of Threshold common stock after the reverse stock split will rise in proportion to the reduction in the number of shares of Threshold common stock outstanding before the reverse stock split;

•	the reverse stock split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;

•	the reverse stock split will result in a per share price that will increase the ability of Threshold to attract and retain employees; or

•	the market price per share will either exceed or remain in excess of the $1.00 minimum bid price as required by NASDAQ for continued listing.

The market price of Threshold common stock will also be based on performance of Threshold and other factors, some of which are unrelated to the number of shares outstanding. If the reverse stock split is effected and the market price of Threshold common stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of Threshold may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of Threshold common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

Principal Effects of the Reverse Stock Split

The amendment to the amended and restated certificate of incorporation of Threshold effecting the reverse stock split is set forth in Annex E. The reverse stock split will be effected simultaneously for all outstanding shares of Threshold common stock. The reverse stock split will affect all of the Threshold stockholders uniformly and will not affect any stockholder’s percentage ownership interests in Threshold, except to the extent that the reverse stock split results in any of the Threshold stockholders owning a fractional share. Threshold common stock issued pursuant to the reverse stock split will remain fully paid and nonassessable. The reverse split does not affect the total proportionate ownership of Threshold following the merger. The reverse stock split will not affect Threshold continuing to be subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Procedure for Effecting Reverse Stock Split and Exchange of Stock Certificates

If the Threshold stockholders approve the amendment to the amended and restated certificate of incorporation of Threshold effecting the reverse stock split, and if the Threshold board of directors still believes that a reverse stock split is in the best interests of Threshold and its stockholders, Threshold will file the amendment to the amended and restated certificate of incorporation with the Secretary of State of the State of Delaware at such time as the Threshold board of directors has determined to be the appropriate split effective time. The Threshold board of directors may delay effecting the reverse stock split without resoliciting stockholder approval. Beginning at the split effective time, each stock certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.

As soon as practicable after the split effective time, stockholders will be notified that the reverse stock split and/or corporate name change have been effected. Threshold expects that the Threshold transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-split shares will be asked to surrender to the exchange agent stock certificates representing pre-split shares in exchange for stock certificates representing post-split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by Threshold. No new certificates will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. Stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) unless and until requested to do so.

Fractional Shares

No fractional shares will be issued in connection with the reverse stock split. Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be reclassified, will be entitled, upon surrender to the exchange agent of certificates representing such shares, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the common stock on The NASDAQ Capital Market on the date immediately preceding the split effective time. The ownership of a fractional interest will not give the holder thereof any voting, dividend, or other rights except to receive payment therefor as described herein.

By approving the amendment to the amended and restated certificate of incorporation of Threshold effecting the reverse stock split, stockholders will be approving the combination of nine shares of Threshold common stock into one share of Threshold common stock.

Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where Threshold is domiciled, and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by Threshold or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.

Potential Anti-Takeover Effect

Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the Threshold board of directors or contemplating a tender offer or other transaction for the combination of Threshold with another company, the reverse stock split proposal is not being proposed in response to any effort of which Threshold is aware to accumulate shares of Threshold common stock or obtain control of Threshold, other than in connection with the merger, nor is it part of a plan by management to recommend a series of similar amendments to the Threshold board of directors and stockholders. Other than the proposals being submitted to the Threshold stockholders for their consideration at the Threshold annual meeting, the Threshold board of directors does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of Threshold. For more information, please see the section titled “Risk Factors—Risks Related to the Combined Company” beginning on page 101, “Description of Threshold Capital Stock—Anti-Takeover Effects of Provisions of Threshold Charter Documents” beginning on page 320, and “—Anti-Takeover Effects of Delaware Law” beginning on page 320 of this proxy statement/prospectus/information statement.

Certain Material U.S. Federal Income Tax Consequences of the Reverse Stock Split to U.S. Holders

The following is a discussion of material U.S. federal income tax consequences of the reverse stock split to certain U.S. holders (as defined below) of Threshold common stock, but does not purport to be a complete analysis of all potential tax effects. This discussion is based on provisions of the Code, Treasury Regulations thereunder and administrative rulings, court decisions and other legal authorities related thereto, each as in effect as of the date of this proxy statement/prospectus/information statement and all of which are subject to change or differing interpretations. Any such change or differing interpretation, which may or may not be retroactive, could alter the tax consequences to the Threshold stockholders described herein. This discussion is included for general informational purposes only and does not purport to consider all aspects of U.S. federal income taxation that might be relevant to a U.S. holder (as defined below).

This summary does not comprehensively describe all potential U.S. federal income tax considerations applicable to the reverse stock split. The discussion below only addresses the Threshold stockholders who hold Threshold common stock as a capital asset within the meaning of Section 1221 of the Code (generally property held for investment). It does not address all aspects of U.S. federal income tax that may be relevant to a Threshold stockholder in light of such stockholder’s particular circumstances or to a stockholder subject to special rules, such as brokers or dealers in securities or foreign currencies, stockholders subject to the alternative minimum tax or the tax on net investment income, certain former U.S. citizens or long-term residents, regulated investment companies, real estate investment trusts, traders who mark to market, financial institutions or insurance companies, mutual funds, stockholders holding their stock through individual retirement or other tax-deferred accounts, tax-exempt organizations, stockholders holding their stock as “qualified small business stock” pursuant to Section 1202 of the Code or as Section 1244 stock for purposes of the Code, stockholders who acquired their stock in connection with the exercise of warrants, stock options or stock purchase plans or other employee plans or compensatory arrangements, stockholders whose functional currency is not the U.S. dollar, partnerships or other pass-through entities or equity holders in such entities, stockholders who hold their stock as part of an integrated investment (including a “straddle,” a pledge against currency risk, a hedge or other “constructive” sale or “conversion” transaction) comprised of shares of Threshold common stock and one or more other positions, stockholders who exercise dissenters’ or appraisal rights, or stockholders who may have acquired their stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code. In addition, this summary does not address any tax consequences other than certain U.S. federal income tax consequences of the reverse stock split, including the tax consequences of the reverse stock split under state, local or non-U.S. tax laws or under estate, gift, excise or other non-income tax laws, the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the reverse stock split (whether or not any such transactions are consummated in connection with the reverse stock split) including, without limitation, the receipt of payments under any retention bonus plan, the conversion of any convertible notes or the tax consequences to holders of options, warrants or similar rights to acquire Threshold common stock. If a partnership or pass-through entity (or entity treated as such for U.S. federal income tax purposes) holds shares of Threshold common stock, the tax treatment of a partner or member of such entity generally will depend on the status of the partner and on the activities of the partnership or entity. Partnerships and other pass-through entities holding Threshold stock, and any person who is a partner or member of any such entity should consult their own tax advisors regarding the tax consequences of the reverse stock split.

For purposes of this discussion, a “U.S. holder” means a beneficial owner of shares of Threshold common stock that is any of the following:

•	an individual citizen or resident of the United States or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized or have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Tax Consequences of the Reverse Stock Split

The reverse stock split should constitute a “recapitalization” for U.S. federal income tax purposes. As a result, a U.S. holder of Threshold common stock generally should not recognize gain or loss upon the reverse stock split, except with respect to cash received in lieu of a fractional share of Threshold common stock, as discussed below. A U.S. holder’s aggregate tax basis in the shares of Threshold common stock received pursuant to the reverse stock split should equal the aggregate tax basis of the shares of the Threshold common stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Threshold common stock), and such U.S. holder’s holding period in the shares of Threshold common stock received should include the holding period in the shares of Threshold common stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Threshold common stock surrendered to the shares of Threshold common stock received in a recapitalization pursuant to the reverse stock split. U.S. holders of shares of Threshold common stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

Cash in Lieu of Fractional Shares

A U.S. holder of Threshold common stock that receives cash in lieu of a fractional share of Threshold common stock pursuant to the reverse stock split is expected to recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. holder’s tax basis in the shares of Threshold common stock surrendered that is allocated to such fractional share of Threshold common stock. Such capital gain or loss should be long-term capital gain or loss if the U.S. holder’s holding period for Threshold common stock surrendered exceeded one year at the effective time of the reverse stock split.

Information Reporting and Backup Withholding

A U.S. holder of Threshold common stock may be subject to information reporting and backup withholding on cash paid in lieu of fractional shares in connection with the reverse stock split. A U.S. holder of Threshold common stock will be subject to backup withholding if such holder is not otherwise exempt and such holder does not provide its taxpayer identification number in the manner required or otherwise fails to comply with applicable backup withholding tax rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against a U.S. holder of Threshold common stock’s federal income tax liability, if any, provided the required information is timely furnished to the IRS. U.S. holders of Threshold common stock should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Required Vote

The affirmative vote of holders of a majority of the outstanding shares of Threshold common stock entitled to vote at the Threshold annual meeting is required to approve the amendment to the amended and restated certificate of incorporation of Threshold effecting a reverse stock split of Threshold common stock.

THRESHOLD’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 5 TO APPROVE THE AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF THRESHOLD EFFECTING THE REVERSE STOCK SPLIT.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the amendment to the amended and restated certificate of incorporation of Threshold effecting the reverse stock split.

PROPOSAL NO. 6:

ELECTION OF DIRECTORS

At the Threshold annual meeting, Threshold’s stockholders will vote on the election of two Class I directors to serve for a three-year term until Threshold’s 2020 annual meeting of stockholders and until their successors are elected and qualified. Threshold’s board of directors has unanimously nominated Jeffrey W. Bird, M.D., Ph.D. and Harold E. Selick, Ph.D. upon the recommendation of Threshold’s nominating and governance committee, for reelection to Threshold’s board of directors as Class I directors. The nominees have indicated that they are willing and able to continue to serve as directors. If Dr. Bird or Dr. Selick becomes unable or unwilling to serve, the accompanying proxy may be voted for the election of such other person or persons as may be designated by Threshold’s nominating and governance committee.

Threshold stockholders should understand, however, that if the merger with Molecular is completed, the effect of the approval of Proposal No. 6 will be limited since the composition of the Threshold board of directors will be changed upon completion of the merger and the concurrent financing in accordance with the merger agreement.

Required Vote

The Class I directors will be elected by a plurality of the votes cast, in person or represented by proxy, and entitled to vote at the Threshold annual meeting, assuming a quorum is present. Stockholders do not have cumulative voting rights in the election of directors.

THRESHOLD’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF EACH OF JEFFREY W. BIRD, M.D., PH.D. AND HAROLD E. SELICK, PH.D. AS CLASS I DIRECTORS PURSUANT TO THIS PROPOSAL NO. 6.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the election of each of Jeffrey W. Bird, M.D., Ph.D. and Harold E. Selick, Ph.D.

PROPOSAL NO. 7:

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, and Section 14A of the Exchange Act, Threshold’s stockholders are entitled to vote to approve, on a non-binding, advisory basis, the compensation of Threshold’s named executive officers as disclosed in this proxy statement/prospectus/information statement in accordance with the compensation disclosure rules of the SEC. This non-binding advisory vote is commonly referred to as a “say-on-pay” vote.

At Threshold’s 2013 annual meeting of stockholders, Threshold asked its stockholders to indicate if Threshold should hold a “say-on-pay” vote every year, every two years or every three years. Threshold’s stockholders indicated by advisory vote their preference to hold a say-on-pay vote every year. After consideration of the voting results, the board of directors elected to hold a stockholder say-on-pay vote every year and, accordingly, Threshold is holding a say-on-pay vote at the Threshold annual meeting.

This vote is not intended to address any specific item of compensation, but rather the overall compensation of Threshold’s named executive officers as described in this proxy statement/prospectus/information statement. The compensation of Threshold’s named executive officers subject to the vote is disclosed in the compensation tables and the related material contained in this proxy statement/prospectus/information statement.

The Threshold board of directors is asking Threshold’s stockholders to indicate their support for the compensation of its named executive officers as described in this proxy statement/prospectus/information statement by casting a non-binding advisory vote “FOR” the following resolution:

“RESOLVED, that the compensation paid to Threshold Pharmaceuticals’ named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation tables and any related material disclosed in this proxy statement/prospectus/information statement is hereby APPROVED.”

Because the vote is advisory, it is not binding on Threshold’s board of directors or Threshold. Nevertheless, the views expressed by Threshold’s stockholders, whether through this vote or otherwise, are important to management and the Threshold board of directors and, accordingly, the Threshold board of directors and the compensation committee intend to consider the results of this vote in making determinations in the future regarding executive compensation arrangements. Unless the board of directors modifies its policy on the frequency of future advisory votes on the compensation of Threshold’s named executive officers, the next advisory vote on the compensation of its named executive officers will be held at the 2018 annual meeting of stockholders.

Required Vote

Approval, on a non-binding, advisory basis, of the compensation of Threshold’s named executive officers must receive the affirmative vote of a majority of the votes cast in person or by proxy (not counting “abstentions” or “broker non-votes” as votes cast) at the Threshold annual meeting in order to be approved.

THRESHOLD’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 7 TO APPROVE, ON A NON-BINDING, ADVISORY BASIS, THE COMPENSATION OF THRESHOLD’S NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy to vote shares “FOR” the approval, on a non-binding, advisory basis, of the compensation of Threshold’s named executive officers as disclosed in this proxy statement/prospectus/information statement.

PROPOSAL NO. 8:

ADVISORY VOTE ON MERGER-RELATED COMPENSATION

Section 14A of the Exchange Act and Rule 14a-21(c) under the Exchange Act require that Threshold seek a nonbinding advisory vote from its stockholders to approve the compensation that will be paid or may become payable to Threshold’s named executive officers in connection with the merger. For further information, see the section titled “The Merger—Interests of Threshold Directors and Executive Officers in the Merger—Merger-Related Compensation of Named Executive Officers” beginning on page 131 of this proxy statement/prospectus/information statement. As required by these provisions, Threshold is asking its stockholders to vote on the adoption of the following resolution:

“RESOLVED, that the compensation that will be paid or may become payable to Threshold’s named executive officers in connection with the merger, as disclosed in the table entitled “Golden Parachute Compensation” pursuant to Item 402(t) of Regulation S-K, including the associated narrative discussion, and the agreements or understandings pursuant to which such compensation will be paid or may become payable, are hereby APPROVED.”

As this vote is advisory, it will not be binding upon Threshold’s board of directors or compensation committee and neither the board of directors nor the compensation committee will be required to take any action as a result of the outcome of this vote. Approval of this proposal is not a condition to completion of the merger. The vote with respect to this proposal is an advisory vote and will not be binding on Threshold or Molecular Templates. Therefore, regardless of whether Threshold stockholders approve this proposal, if the merger is approved by the stockholders and completed, the merger-related compensation will still be paid to such named executive officers to the extent payable in accordance with the terms of such compensation contracts and arrangements.

Required Vote

The affirmative vote of a majority of the votes cast in person or by proxy (not counting “abstentions” or “broker non-votes” as votes cast) at the Threshold annual meeting is required for the approval, on a non-binding, advisory basis, of the compensation that will be paid or may become payable to Threshold’s named executive officers in connection with the merger.

THRESHOLD’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 8 TO APPROVE, ON A NON-BINDING, ADVISORY BASIS, THE “GOLDEN PARACHUTE” COMPENSATION.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy to vote shares “FOR” the approval, on a non-binding, advisory basis, of the compensation that will be paid or may become payable to Threshold’s named executive officers in connection with the merger.

PROPOSAL NO. 9:

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM

At the Threshold annual meeting, Threshold’s stockholders will be asked to ratify the appointment of Ernst & Young LLP as Threshold’s independent registered public accounting firm for the fiscal year ending December 31, 2017. Representatives of Ernst & Young LLP are expected to be present at the Threshold annual meeting and will have the opportunity to make statements if they desire to do so. Such representatives are also expected to be available to respond to appropriate questions.

Stockholder ratification of the appointment of Ernst & Young LLP as Threshold’s independent registered public accounting firm is not required by its bylaws or other governing documents. However, the board of directors is submitting the appointment of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate governance. The audit committee is not bound by a vote either for or against this proposal. The audit committee will consider a vote against Ernst & Young LLP by the stockholders in selecting Threshold’s independent registered public accounting firm in the future. If the stockholders fail to ratify the selection, the audit committee of the board will reconsider whether or not to retain that firm. Even if the stockholders do ratify the appointment, the audit committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it believes that such a change would be in the best interests of Threshold and its stockholders.

Additionally, Threshold’s stockholders should understand that if the merger with Molecular is completed, the effect of the approval of the ratification of the selection of Ernst & Young LLP as Threshold’s independent registered public accounting firm for the year ending December 31, 2017 will be limited since it is likely that the combined organization may decide to engage a new independent audit firm immediately or shortly after completion of the merger.

Auditor’s Fees

The following table shows the fees billed or expected to be billed by Ernst & Young LLP for 2016 and 2015 in connection with audit services rendered during the past two fiscal years.

	2016	2015
Audit Fees(1)	$404,244	$557,860
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
All Other Fees(4)	—	—

Total	$404,244	$557,860

(1)	Audit fees represent fees for professional services provided in connection with the audit of Threshold’s financial statements and review of its quarterly financial statements and audit services provided in connection with other statutory or regulatory filings.
(2)	Audit-related fees represent fees for assurance and related services that are reasonably related to the performance of the audit and the review of the financial statements and which are not reported under “Audit Fees.” There were no audit-related fees billed for fiscal 2016 or fiscal 2015.
(3)	Tax fees represent fees and expenses for professional services for tax compliance, tax advice and tax planning. There were no tax fees billed for fiscal 2016 or fiscal 2015.
(4)	All other fees represent fees for products and services other than the services described above. There were no other fees billed for fiscal 2016 or fiscal 2015.

Pre-Approval Policies and Procedures

Threshold’s audit committee has a policy and procedures for the pre-approval of all audit and non-audit services provided by the independent registered public accounting firm. Threshold’s policy generally requires the pre-approval of specified services in the defined categories of audit services, audit-related services and tax services up to specified amounts. Pre-approval may also be given as part of the audit committee’s approval of the scope of the engagement of the independent auditor or on an individual explicit case-by-case basis before the independent auditor is engaged to provide each service. The audit committee has also delegated to the chair of the audit committee the authority to pre-approve audit-related and non-audit services not prohibited by law to be performed by Threshold’s independent registered public accounting firm and associated fees, provided that the chair shall report any decision to pre-approve such audit-related or non-audit services and fees to the full audit committee at its next regular meeting.

Required Vote

The affirmative vote of a majority of the votes cast in person or by proxy (not counting “abstentions” or “broker non-votes” as votes cast) at the Threshold annual meeting will be required to approve the proposal to ratify the appointment of Ernst & Young LLP as Threshold’s independent registered public accounting firm for the fiscal year ending December 31, 2017.

THRESHOLD’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 9 TO RATIFY THE APPOINTMENT OF ERNST & YOUNG LLP AS THRESHOLD’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2017.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy to vote shares “FOR” the ratification of the appointment of Ernst & Young LLP as Threshold’s independent registered public accounting firm for the fiscal year ending December 31, 2017.

PROPOSAL NO. 10:

APPROVAL OF POSSIBLE ADJOURNMENT OF THE ANNUAL MEETING

If Threshold fails to receive a sufficient number of votes to approve Proposal Nos. 1, 4 and 5, Threshold may propose to adjourn the Threshold annual meeting, for a period of not more than 60 days, for the purpose of soliciting additional proxies to approve Proposal Nos. 1, 4 and 5. Threshold currently does not intend to propose adjournment at the Threshold annual meeting if there are sufficient votes to approve Proposal Nos. 1, 4 and 5.

Required Vote

If a quorum is present, the affirmative vote of the majority of votes cast in person or by proxy (not counting “abstentions” or “broker non-votes” as votes cast) is required to approve the adjournment of the Threshold annual meeting for the purpose of soliciting additional proxies to approve Proposal Nos. 1, 4 and 5.

THRESHOLD’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 10 TO ADJOURN THE THRESHOLD ANNUAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF PROPOSAL NOS. 1, 4 AND 5. THEREFORE, THE APPROVAL OF EACH SUCH PROPOSAL IS REQUIRED TO CONSUMMATE THE MERGER.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy to vote shares “FOR” the ratification to adjourn the Threshold annual meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 4 and 5.

THRESHOLD BUSINESS

Overview

Threshold is a clinical-stage biopharmaceutical company that has historically used its expertise in the tumor microenvironment to discover and develop therapeutic and diagnostic agents that selectively target tumor cells for the treatment of patients living with cancer. Most recently, Threshold has devoted substantially all of its research, development, clinical efforts and financial resources to its two therapeutic product candidates based on hypoxia-activated prodrug technology in the clinic: evofosfamide and tarloxotinib; and to a lesser extent [18F]-HX4, Threshold’s imaging agent product candidate.

Evofosfamide Investigational Hypoxia-Activated Prodrug

In December 2015, Threshold announced topline results from two pivotal Phase III clinical trials of evofosfamide: TH-CR-406 conducted by Threshold in patients with soft tissue sarcoma and MAESTRO conducted by Merck KGaA in patients with advanced pancreatic cancer; and that neither trial met its primary endpoint of demonstrating a statistically significant improvement in overall survival. Of particular note based on the data from the September 1, 2015 cut-off date for the MAESTRO trial, a meaningful improvement in overall survival was reported for a subgroup of 123 Asian patients (enrolled at Japanese and South Korean sites) in which the risk of death was reduced by 48 percent for patients on the treatment arm compared to patients on the control arm. The hazard ratio, or HR, for this subgroup was 0.52 (95% confidence interval, or CI: 0.32—0.85). In particular and based upon Merck KGaA’s MAESTRO data, the 116 patients from Japan from the treatment arm had a median overall survival of 13.6 months versus 9.1 months for those patients on the control arm with significant improvements in progression free survival, or PFS, objective response rates, and reductions in the pancreatic cancer biomarker, CA19-9. No new safety findings were identified in the MAESTRO study and the safety profile was consistent with that previously reported in other studies of evofosfamide plus gemcitabine. Based on the results of Threshold’s analyses, it discussed potential registration pathways with Japan’s PMDA. In March 2017, Threshold received minutes from its formal meeting with the PMDA indicating that its analysis of the data from the randomized Phase III study, EMR200592-001 (N=693), conducted under a SPA with the FDA, and the data from the supporting randomized Phase II study, TH-CR-404 (N=214), would not provide adequate efficacy data to support the submission of a New Drug Application, or JNDA, for evofosfamide for the treatment of patients with locally advanced unresectable or metastatic pancreatic adenocarcinoma previously untreated with chemotherapy. Threshold is currently in discussions with the PMDA to clarify the scope of a new clinical trial for which the PMDA would consider necessary to accept a JNDA for evofosfamide in Japan based on the previous results observed in the Japanese sub-population. Threshold’s current evofosfamide development strategy is limited to its company-sponsored Phase I clinical trial of evofosfamide in combination with immune checkpoint antibodies in collaboration with researchers and clinicians at The University of Texas MD Anderson Cancer Center, initiated March 1, 2017, and investigator-sponsored clinical trials of evofosfamide in combination with antiangiogenic therapies in a variety of tumor types. For a further description see section titled “—Threshold’s Product Candidates” beginning on page 224 of this proxy statement/prospectus/information statement.

Tarloxotinib Investigational Hypoxia-Activated EGFR Tyrosine Kinase Inhibitor

Threshold’s second product candidate, tarloxotinib, was a prodrug designed to selectively release a covalent (irreversible) EGFR tyrosine kinase inhibitor under hypoxic conditions. In September 2016, Threshold announced that its Phase II proof-of-concept trial evaluating tarloxotinib bromide for the treatment of patients with mutant EGFR-positive, T790M-negative advanced NSCLC progressing on an EGFR tyrosine kinase inhibitor (TH-CR-601) did not achieve its primary interim response rate endpoint. While Threshold’s other Phase II proof-of-concept trial evaluating tarloxotinib bromide for the treatment of patients with recurrent or metastatic squamous cell carcinomas of the skin met its primary interim response rate endpoint, the other two arms of the study, evaluating tarloxotinib bromide for the treatment of patients with recurrent or metastatic squamous cell carcinomas of the head and neck did not achieve their primary interim response rate endpoint, and the overall results from the two trials didn’t meet the activity thresholds required to justify further development investment by Threshold. Accordingly, no further clinical development is planned. Threshold plans to present preliminary results from both trials at an upcoming medical meeting.

[18F]-HX4 Investigational PET Imaging Agent for Hypoxia

Threshold’s third product candidate, [18F]-HX4 (flortanidazole (18F)) is an investigational Positron Emission Tomography, or PET, imaging agent for hypoxia developed by Siemens Healthcare Molecular Imaging to potentially identify and quantify the degree of hypoxia in tumors in vivo. In view of the results of both Phase III trials of evofosfamide and both Phase II trials of tarloxotinib as described above, no further clinical development is planned for [18F]-HX4.

Threshold’s Current Strategy

Threshold’s goal is to be a leader in the development and commercialization of novel therapeutics for serious unmet needs in oncology. In one element of its strategy, the board of directors approved in December 2015 a plan to explore strategic alternatives to further realize value from Threshold’s pipeline assets while preserving its cash balance to the extent practicable. Also in December 2015 and September 2016, Threshold completed reductions in force of employees designed to reduce operating expenditures, reduce infrastructure costs and improve efficiency of quality-related activities while exploring strategic alternatives. In August 2016, Threshold retained financial advisors to assist in the process of evaluating strategic alternatives. Threshold, working with financial and legal advisors, conducted a process of identifying and evaluating potential strategic alternatives, including potential acquisitions, mergers, strategic partnerships and other strategic transactions.

In November 2016, Threshold received a deficiency letter from the Listing Qualifications Department of NASDAQ notifying Threshold that, for the last 30 consecutive business days, the bid price for its common stock had closed below the minimum $1.00 per share requirement for continued inclusion on NASDAQ pursuant to NASDAQ Listing Rule 5450(a)(1). In accordance with NASDAQ Listing Rule 5810(c)(3)(A), Threshold had 180 calendar days, or until May 10, 2017, to regain compliance with the NASDAQ Listing Rule 5450(a)(1). To regain compliance with the Bid Price Rule, the closing bid price of the Threshold common stock must be at least $1.00 per share for a minimum of 10 consecutive business days at any time during this 180-day period. Threshold did not regain compliance with the rule by May 10, 2017, but became eligible for an additional 180 calendar day compliance period by meeting the continued listing requirement for market value of publicly held shares and all other applicable standards for initial listing on The NASDAQ Capital Market, with the exception of the bid price requirement, and by providing written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. In March 2017, Threshold’s board of directors approved a reverse stock split within a range of 1-to-5 or more than 1-to-15 of Threshold common stock and preferred stock, which would be contingent upon stockholder approval of the merger and the stock split.

If the merger is not completed, Threshold will reconsider strategic alternatives and could pursue one of the following courses of action:

•	Pursue another strategic transaction. Threshold may resume the process of evaluating a potential strategic transaction.

•

Develop evofosfamide. Threshold may continue to focus on developing evofosfamide in parallel with partnering TH-3424 and/or HX4and broadening Threshold’s pipeline by in-licensing or acquiring new product candidates. Threshold is currently in ongoing discussions with the PMDA to clarify the scope of a new clinical trial for which the PMDA would consider necessary to accept a JNDA for evofosfamide in Japan based on the previous results observed in the Japanese sub-population in the Phase III MAESTRO clinical trial. In addition, Threshold is in the process of completing its analyses of the available biomarker data from the Phase III MAESTRO trial in patients with pancreatic cancer with the goal of identifying additional subgroups of patients that may benefit from treatment with evofosfamide and gemcitabine. In parallel, Threshold intends to complete the Phase I clinical trial of evofosfamide in combination with immune checkpoint antibodies in collaboration with researchers and clinicians at The University of Texas MD Anderson Cancer Center and several ISTs. For a further description see section titled “—Threshold’s Product Candidates” beginning on page 224 of this proxy statement/prospectus/information statement. TH-3424 is a small-molecule drug candidate, discovered at Threshold, being evaluated for the potential treatment of hepatocellular (liver) cancer, castrate resistant prostate cancer, T-cell acute lymphoblastic leukemias, and other cancers expressing high levels of aldo-keto reductase family 1 member C3, or AKR1C3. Tumors overexpressing AKR1C3 can be resistant to radiation therapy and chemotherapy. TH-3424 is a prodrug in preclinical development that selectively releases a potent DNA cross-linking agent in the presence of AKR1C3. Preliminary nonclinical toxicology studies including biochemical, in vitro cell-based and in vivo animal-based characterization of its pharmacological properties were presented at the 2016 Annual Meeting of the American Association for Cancer Research, or AACR, in April 2016. The preliminary nonclinical studies suggested an adequate therapeutic index. Threshold believes that the preliminary nonclinical study results warrant continued development of TH-3424 in IND enabling toxicology studies in collaboration with Ascenta Pharmaceuticals, Inc., or Ascenta, which Threshold expects will be completed by the fourth quarter of 2017. Threshold’s ability to advance the clinical development of evofosfamide is dependent upon its ability to obtain additional funding, including entering into new collaborative or partnering arrangements for evofosfamide, TH-3424 and/or HX4. In this regard, Threshold is currently seeking pharmaceutical and diagnostic partners for TH-3424 and HX4 with a commercial presence in oncology. Subject to its ability to obtain additional funding, Threshold also intends to evaluate opportunities with academic institutions or pharma- and biopharmaceutical companies to potentially in-license or acquire new product candidates.

•	Dissolve and liquidate Threshold’s assets. If, for any reason, the merger does not close, the Threshold board of directors currently intends to attempt to complete another strategic transaction like the merger. If the Threshold board of directors cannot complete another strategic transaction in a reasonable period of time or decides to no longer continue to pursue the development of evofosfamide or to partner TH-3424 and HX4, then the board of directors intends to sell or otherwise dispose of Threshold’s various assets. If the board of directors determines to sell or otherwise dispose of Threshold’s various assets, any remaining cash proceeds would be distributed to its stockholders. In that event, Threshold would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims, and there would be no assurances as to the amount or timing of available cash remaining to distribute to stockholders after paying its obligations and setting aside funds for reserve.

Threshold’s Product Candidates

Evofosfamide Investigational Hypoxia-Activated Prodrug

The introduction of therapies that preferentially target tumor hypoxia offers the potential to deliver cancer therapies selectively to tumor tissue and to expand the therapeutic options available for cancer patients across the majority of tumor types. Evofosfamide is designed as a prodrug that is preferentially activated under the extreme hypoxic conditions commonly found in tumors, but not typically in healthy tissues. Within regions of tumor hypoxia, evofosfamide is converted to its active form, bromo-isophosphoramide mustard, or Br-IPM. Variants of IPM are clinically validated potent DNA alkylating agents, which kill tumor cells by causing DNA to crosslink thereby rendering cells unable to replicate their DNA and divide. Once activated in hypoxic tissues, Br-IPM may also diffuse into surrounding oxygenated regions of the tumor and kill cells there via a “bystander effect.”

Preclinical and clinical data suggest that evofosfamide has significant antitumor activity both alone as well as in combination with other cancer therapies that target the rapidly proliferating cells found in normally oxygenated regions of solid tumors. Preclinical studies have also shown enhanced antitumor activity of evofosfamide when combined with antiangiogenic agents, which are drugs designed to disrupt the blood vessel network supplying tumors. The underlying biological rationale for this enhanced activity is based, in part, on evidence that antiangiogenic agents increase levels of tumor hypoxia. Other research suggests that the bone marrow of patients with leukemia as well as multiple myeloma is also highly hypoxic and supports the potential therapeutic utility of evofosfamide in treating these blood cancers.

Evofosfamide Clinical Development Program Overview

The current development plan for evofosfamide is focused on analyzing the MAESTRO biomarker data for the purposes of pursuing potential registration pathways in pancreatic cancer with regulatory authorities and potential partners In addition, Threshold will develop evofosfamide in combination with immune checkpoint antibodies in collaboration with researchers and clinicians at The University of Texas MD Anderson Cancer Center, initiated March 1, 2017. Further, Threshold will continue developing evofosfamide in combination with antiangiogenics, and as a monotherapy in investigator sponsored and cooperative group clinical trials as supported by preclinical and clinical data and where there is high unmet need for new anticancer agents. To date, evofosfamide has been evaluated in more than 1600 patients with cancer.

Threshold completed a monotherapy, Phase I clinical trial that determined the maximum tolerated dose, dose limiting toxicities, safety, pharmacokinetics and preliminary efficacy of evofosfamide monotherapy in patients with advanced solid tumors. Threshold expanded enrollment in this trial to investigate evofosfamide as a single agent in specific indications in which monotherapy activity had been observed as well as in some indications in which notable activity had been documented in combination with other chemotherapy drugs. Threshold completed enrollment in two combination therapy Phase I/2 clinical trials that determined the maximum tolerated doses, dose-limiting toxicities, safety, pharmacokinetics and preliminary efficacy of evofosfamide in combination with four currently approved chemotherapies. Data from this collection of clinical trials supported Threshold’s initial randomized controlled trial of evofosfamide in first-line pancreatic cancer.

The most advanced clinical trials of evofosfamide conducted to date were two pivotal Phase III clinical trials: one in combination with doxorubicin versus doxorubicin alone in patients with soft tissue sarcoma, and the other in combination with gemcitabine versus gemcitabine plus placebo in patients with advanced pancreatic cancer. Initiation of those Phase III clinical trials was supported by preclinical data in disease-specific models as well as data from Phase II clinical trials in the same patient populations.

In December 2015, Threshold announced topline results from both Phase III clinical trials of evofosfamide, reporting that neither trial met its primary endpoint of improving overall survival with statistical significance.

In March 2016, Threshold and Merck KGaA agreed to terminate their global license and co-development agreement, and all rights to evofosfamide were returned to Threshold. As a result, Threshold will not receive any clinical development milestones or any other funding from Merck KGaA for the purpose of conducting any further clinical development of evofosfamide. Under the former collaboration with Merck KGaA, Merck KGaA was responsible for 70% of the worldwide development expenses for evofosfamide. Threshold’s ability to advance the clinical development of evofosfamide is dependent upon its ability to enter into new collaborative or partnering arrangements for evofosfamide, or to otherwise obtain sufficient additional funding for such development. Accordingly, at this time in 2017, Threshold currently only plans to analyze biomarker data from the MAESTRO trial for the purposes of pursuing discussions of development in pancreatic cancer with regulatory authorities and potential partners, continue the company-sponsored Phase I clinical trial of evofosfamide in combination with immune checkpoint antibodies in collaboration with researchers and clinicians at The University of Texas MD Anderson Cancer Center, initiated March 1, 2017; as well as to continue investigator-sponsored studies of evofosfamide in combination with antiangiogenics.

Outcome and Status of Evofosfamide Program in Pancreatic Cancer

In December 2012, Merck KGaA opened the global pivotal Phase III MAESTRO clinical trial assessing the efficacy and safety of evofosfamide in combination with gemcitabine in patients with previously untreated, locally advanced unresectable or metastatic pancreatic adenocarcinoma. MAESTRO stands for evofosfamide in the treatment of metastatic or unresectable pancreatic adenocarcinoma.

The MAESTRO trial was a randomized, placebo-controlled, international, multi-center, double-blind Phase III clinical trial of evofosfamide plus gemcitabine compared with placebo plus gemcitabine conducted by Merck KGaA. In November 2014, Threshold announced that Merck KGaA completed the target enrollment of 660 patients in the trial. The primary efficacy endpoint was OS; the secondary endpoints included efficacy measured by PFS, overall response rate and disease control rate, as well as assessments of safety and tolerability, pharmacokinetics and biomarkers. The study was being conducted under a SPA agreement with the FDA.

In December 2015, Threshold announced top-line results based on Merck KGaA’s analysis that patients treated with evofosfamide in combination with gemcitabine did not demonstrate a statistically significant improvement in overall survival compared with gemcitabine plus placebo. In January 2016 at the American Society of Clinical Oncology 2016 Gastrointestinal Cancers Symposium, or ASCO GI, Merck KGaA’s analyses of the results from the Phase III MAESTRO trial were presented. Median overall survival was 8.7 months for patients treated with evofosfamide plus gemcitabine and 7.6 months for patients treated with placebo plus gemcitabine (HR: 0.84; 95% CI: 0.71-1.01; p=0.0589). The survival on the control arm was higher than the 6 to 7 months reported in other randomized controlled trials. While the primary efficacy endpoint of overall survival narrowly missed statistical significance, efficacy endpoints of PFS and confirmed overall response rates demonstrated significant improvements for patients treated with the combination of evofosfamide and gemcitabine, or the treatment arm, compared to gemcitabine plus placebo, or, the control arm, including PFS and objective response rate. For patients treated with evofosfamide plus gemcitabine, median PFS was longer (5.5 vs. 3.7 months; HR 0.77; 95% CI: 0.65-0.92; p=0.004) and confirmed objective response rate was higher (15.2% vs. 8.6%; Odds ratio = 1.90; 95% CI: 1.16-3.12; p=0.009). Of particular note, a meaningful improvement in overall survival was reported for a subgroup of 123 Asian patients (enrolled at Japanese and South Korean sites) in which the risk of death was reduced by 42 percent for patients on the treatment arm compared to patients on the control arm. The hazard ratio, or HR, for this subgroup was 0.58 (95% confidence interval, or CI: 0.36-0.93). In particular and based upon Merck’s MAESTRO data, the 116 patients from Japan from the treatment arm had a median overall survival of 13.6 months versus 9.1 months for those patients on the control arm with significant improvements in PFS, objective response rates, and reductions in the pancreatic cancer biomarker, CA19-9. No new safety findings were identified in the MAESTRO study and the safety profile was consistent with that previously reported in other studies of evofosfamide plus gemcitabine. Grade 3/4 hematologic adverse events were more frequent with evofosfamide plus gemcitabine, which is consistent with the safety profile in other studies.

Based on the results of its analyses, Threshold discussed potential registration pathways with the PMDA. On March 16, 2017, Threshold received minutes from Threshold’s formal meeting with the PMDA indicating that Threshold’s analysis of the data from the randomized Phase III study, EMR200592-001 (N=693), conducted under a SPA with the FDA, and the data from the supporting randomized Phase II study, TH-CR-404 (N=214), would not provide adequate efficacy data to support the submission of a JNDA for evofosfamide for the treatment of patients with locally advanced unresectable or metastatic pancreatic adenocarcinoma previously untreated with chemotherapy. Threshold is currently in discussions with the PMDA to clarify the scope of a new clinical trial for which the PMDA would consider necessary to accept a JNDA for evofosfamide in Japan based on the previous results observed in the Japanese sub-population.

The MAESTRO trial was initiated following results from a randomized, controlled Phase IIb clinical trial of evofosfamide in combination with gemcitabine in patients with first-line pancreatic cancer, which Threshold refers to as the 404 trial. A total of 214 patients with previously untreated, locally advanced, unresectable or metastatic pancreatic adenocarcinoma were enrolled and treated in the clinical trial at 45 sites in the United States. Patients were randomized equally into one of three cohorts: evofosfamide at a dose of 240 mg/m2 plus gemcitabine or evofosfamide at a dose of 340 mg/m2 plus gemcitabine or gemcitabine alone. If a patient’s cancer progressed while on gemcitabine alone, the patient could crossover and be randomized into one of the evofosfamide plus gemcitabine cohorts. The primary efficacy endpoint of the trial was a comparison of PFS between the two pooled combination arms and the gemcitabine alone arm. The secondary endpoints were overall response rate, overall survival, event-free survival, CA 19-9 (a serum biomarker) response rate as well as various safety parameters.

In February 2012, Threshold announced top-line results that the primary endpoint in the 404 trial was achieved, showing a median PFS of 5.6 months for patients treated with the combination of evofosfamide at 240 mg/m2 and 340 mg/m2 compared with 3.6 months for patients treated with gemcitabine alone. The PFS hazard ratio comparing the evofosfamide combinations to gemcitabine alone was 0.61 (95% CI: 0.43—0.87), which was highly statistically significant (p=0.005). Final results of the 404 trial were published in the December 15, 2014 issue of the Journal of Clinical Oncology and were consistent with previously-reported results. The final results from the 404 trial showed a consistent dose effect in terms of improved PFS, increased objective response rate, and decreased CA 19-9 levels in the gemcitabine plus evofosfamide (340 mg/ m2) arm compared with the gemcitabine plus evofosfamide (240 mg/ m2) and the gemcitabine-alone arms. There was a significant improvement (p=0.008) in PFS associated with a 41% reduction of risk for disease progression or death for patients treated with gemcitabine plus evofosfamide (340 mg/ m2). This represented a 2.4-month increase in median PFS for patients receiving gemcitabine plus evofosfamide (340 mg/ m2) compared with gemcitabine alone. The 12-month overall survival rates were also in favor of the gemcitabine plus evofosfamide (340 mg/ m2) treatment group compared with the control arm (38% vs. 26% (p=0.13)). Median overall survival for gemcitabine, gemcitabine plus evofosfamide (240 mg/ m2), and gemcitabine plus evofosfamide (340 mg/ m2) was 6.9, 8.7, and 9.2 months, respectively; the differences between treatment groups were not significant, which may be at least partially explained by control arm patients with progressive disease crossing over to one of the gemcitabine plus evofosfamide treatment arms. In other words, Threshold believes that patients receiving gemcitabine alone who crossed over to receive gemcitabine plus evofosfamide upon disease progression contributed to the survival of the control arm. The improvement in median overall survival in the gemcitabine plus evofosfamide treatment arms was consistent with the improvement in median PFS. The most common nonhematologic adverse events were fatigue, nausea and peripheral edema, and were similar in frequency across treatment groups. Skin and mucosal toxicities, predominantly Grade 1 and 2, and myelosuppression, were the most common adverse events related to evofosfamide and did not result in increases in treatment discontinuation. Adverse events leading to discontinuation of study treatment as well as SAEs were balanced across all treatment arms. All other severe adverse events were generally below 10%. There was no significant difference in the percentage of patients discontinuing treatment for adverse events across the three treatment arms.

Evofosfamide Program with immune checkpoint antibodies

Research has shown that hypoxia contributes to the immunosuppressive microenvironment of solid tumors and therefore may result in resistance to immune checkpoint inhibitors. This is related to the fact that suppressive cells such as myeloid-derived suppressor cells, or MDSCs, preferentially reside in the hypoxic regions of tumors (Ai et al 2015; Chiu et al. 2016; Chouaib et al. 2016) and because effector T cells are preferentially excluded from hypoxic regions (Marotta et al. 2011; Curran et al. 2015). Additionally, the tumor cell death induced by evofosfamide may result in greater availability of tumor antigen for uptake and presentation by dendritic cells.

Preclinical research at the M.D. Anderson Cancer Center, or MDACC, in the laboratory of Dr. Michael Curran demonstrating strong additive anticancer effects when combining evofosfamide with immune checkpoint inhibitors in syngeneic animal models (Ai et al 2015) has led to the development of a Phase I study evaluating evofosfamide in combination with ipilimumab in patients with histologically-confirmed metastatic or locally advanced prostate cancer, metastatic pancreatic cancer, melanoma or HPV-negative squamous cell carcinoma of head and neck that has failed to respond to standard therapy, progressed despite standard therapy, for which standard therapy does not offer the potential for increased survival of a least 3 months, or for which no other higher priority therapies are available. Curative therapies are not possible for these patients and new strategies are warranted to enhance immune responsiveness in patients with these indications. Combining a hypoxia-targeted cytotoxic with an anti-CTLA-4 checkpoint inhibitor may lead to enhanced T cell responsiveness to tumor antigens in draining lymph nodes, enhanced T cell penetration into the tumor, and reduction in hypoxia-associated suppressive cell populations, such as myeloid-derived suppressor cells and regulatory T-cells.

The objectives of the study are to determine the recommended Phase II dose, or RP2D, of combination treatment with evofosfamide and ipilimumab and to determine the preliminary assessment of antitumor efficacy of the combination in prostate cancer, pancreatic cancer, melanoma and HPV negative squamous cell cancer of head and neck. Important exploratory objectives will be to evaluate baseline and change from baseline in post-treatment peripheral blood and tumor tissue immune and hypoxia parameters as potential biomarkers of activity for the ipilimumab-evofosfamide combination therapy.

The study will be conducted at MDACC and will recruit approximately 12-24 patients in the dose escalation phase and up to 45 patients across the four disease-specific dose expansion cohorts. Threshold expects enrollment in this trial to begin early in the second quarter of 2017.

Evofosfamide Programs with Antiangiogenics

Antiangiogenics are a class of anticancer therapies that target the tumor vasculature. A goal of antiangiogenic therapy is to “starve” tumors by disrupting the blood vessel network supplying tumors with oxygen and nutrients needed for survival and growth. While antiangiogenics have proven to be an important new class of targeted cancer therapy, essentially all tumors eventually become resistant to these treatments. Emerging preclinical research suggests that antiangiogenics may also induce tumor hypoxia. Co-targeting tumor angiogenesis and tumor hypoxia, which is believed to be a key driver of treatment resistance, is one approach to potentially prevent or reverse this mechanism of treatment resistance. As evofosfamide is designed to be selectively activated under conditions of severe tumor hypoxia, the combination of evofosfamide with antiangiogenic therapy has the potential to be an effective anticancer treatment. Preclinical models demonstrated enhanced antitumor activity of evofosfamide when used in combination with antiangiogenic therapies (sunitinib and sorafenib), which was directly related to the amount of hypoxia induced by different doses of these antiangiogenics.

Based on preclinical studies, evofosfamide has been or is under investigation in combination with antiangiogenic therapies in a variety of tumor types in human clinical trials including:

•	TH-CR-410: A Threshold-sponsored Phase I trial that evaluated the safety of evofosfamide in combination with sunitinib in patients with advanced renal cell carcinoma or RCC, gastrointestinal stromal tumors, or GIST, and pancreatic neuroendocrine tumors, pNET. All patients have completed the study.

•	EMR 200592-012: A Phase II investigator-sponsored trial to assess the activity and safety of evofosfamide in combination with sunitinib in patients with well- and moderately-differentiated metastatic pNET that are naïve to systemic treatment.

•	TH-IST-4003: A Phase I/2 investigator-sponsored trial evaluating the safety and efficacy of evofosfamide in combination with bevacizumab in patients with recurrent glioblastoma following bevacizumab failure.

•	TH-IST-4008: A Phase II FDA-funded investigator sponsored trial evaluating the safety and efficacy of evofosfamide in combination with bevacizumab in patients with recurrent glioblastoma following bevacizumab failure.

•	TH-IST-4001: A Phase I investigator-sponsored trial evaluating the safety of evofosfamide in combination with pazopanib in patients with advanced solid tumors.

•	TH-IST-4004: A Phase I/2 investigator-sponsored trial of evofosfamide in combination with sorafenib in patients with advanced kidney cancer or liver cancer that cannot be removed by surgery.

TH-CR-410 Phase I dose escalation trial of evofosfamide and sunitinib in patients with RCC, GIST and pNET

The 410 trial was designed to evaluate standard full dose sunitinib (50 mg) administered daily (Days 1—28 of a 6-week cycle) with evofosfamide (240 mg/m2 to 480 mg/m2) administered on days 8, 15 and 22. In 2013, preliminary data from the 410 trial were published online in the ASCO 2013 Annual Meeting Proceedings, and updated preliminary results from 12 patients were reported at the 2013 AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics. As reported at AACR-NCI-EORTC, no dose-limiting toxicities were observed in the 4 patients treated in the initial cohort at 240 mg/ m2. One of six evaluable patients treated at 340 mg/m2 had a dose-limiting toxicity of Grade 3 stomatitis. Grade 3 thrombocytopenia and neutropenia were reported in 3 (25%) and 4 (33%) patients, respectively; Grade 4 neutropenia was reported in one patient (8%). Fatigue, nausea, and vomiting were the most common nonhematologic adverse events occurring in 83%, 75%, and 67% of patients, respectively. All cases were Grade 1 or 2 except for one report of Grade 3 nausea. Partial responses were achieved by one of four (25%) evaluable GIST patients (confirmed) and three of eight (37.5%) evaluable RCC patients (one confirmed). All four patients with partial responses had received prior sunitinib.

Enrollment in this trial has been completed, and all patients have discontinued from the trial. The RP2D of evofosfamide (340 mg/ m2) was established and is being evaluated further in an investigator-sponsored trial of evofosfamide in combination with sunitinib in patients with pNET (see below).

EMR 200592-012: A Phase II trial of evofosfamide in combination with sunitinib in patients with pNET

The -012 trial is an investigator-sponsored Phase II trial designed to assess the activity and safety of evofosfamide in combination with sunitinib in patients with well- and moderately-differentiated metastatic pNET who are naïve to systemic treatment. The study is being sponsored by the Spanish Task Force in Neuroendocrine Tumors.

Enrollment in this investigator-sponsored trial commenced in 2015 and it is currently is ongoing. After completion of the study, Threshold will assess whether further development of evofosfamide in combination with sunitinib in patients with pNET is warranted.

TH-IST-4003: Phase I/2 trial of evofosfamide and bevacizumab in patients with glioblastoma, or GBM, following bevacizumab failure

The 4003 trial is a U.S. investigator-sponsored Phase I/2 clinical trial evaluating evofosfamide in combination with Avastin® (bevacizumab) in patients with recurrent GBM following bevacizumab failure. Surgical resection followed by concomitant radiotherapy and chemotherapy is the standard of care for patients with newly diagnosed GBM. Single-agent bevacizumab is the only FDA-approved therapy for GBM patients with progressive disease following prior therapy. After disease progression on bevacizumab, patients may start a subsequent bevacizumab-containing regimen.

Preliminary results from the 4003 trial were reported at the ESMO 2012 Congress, the 2013 Scientific Meeting and Education Day of the Society for Neuro-Oncology, or SNO, and most recently at SNO in November 2014. As reported by Andrew J. Brenner, M.D., Ph.D., the study principal investigator at SNO 2014, a total of 23 patients in the Phase I/2 study were treated with bevacizumab 10 mg/kg every two weeks and evofosfamide dose escalated 240—670 mg/m2 every two weeks (four-week cycle) until disease progression. Patients had received a median of three prior systemic anticancer regimens including both chemoradiation and bevacizumab. No Grade 4 adverse events were observed. Three Grade 3 adverse events in three patients were observed: skin ulceration at 340 mg/m2, thrombocytopenia at 670 mg/m2, and oral mucositis at 670 mg/m2. Primary evofosfamide-related toxicities were mucosal, but were not dose-limiting: rectal mucositis in one of four (1/4) patients at 480 mg/m2 and all patients (13/13) at 670 mg/m2 (all Grade 1 or 2). Oral mucositis was less frequent. Best tumor responses in 22 patients evaluable by Response Assessment in Neuro-Oncology, or RANO, criteria included one complete response and three partial responses for a response rate of 18%, and 10 stable disease assessments for a clinical benefit rate of 64%; eight patients had progressive disease. Median PFS was 2.8 months (95% CI: 1.9 to 3.9 months) and 4-month PFS was 22% (95% CI: 3.2% to 41%). Median overall survival was 4.6 months (95% CI: 3.4 to 6.2 months).

Enrollment has been completed in this investigator-sponsored trial, and the recommended Phase II dose of evofosfamide was established at 670 mg/ m2 in combination with 10 mg/kg bevacizumab administered every other week. In 2014, the investigator received funding from the FDA to conduct a multiple-center Phase II trial of evofosfamide at the recommended Phase II dose in combination with bevacizumab in this patient population, as described below. After completion of the study, Threshold will assess whether further development of evofosfamide and bevacizumab in patients with GBM following bevacizumab failure is warranted.

TH-IST-4008: FDA-funded Phase II investigator-sponsored trial in GBM

In September 2014, the FDA, through its Office of Orphan Product Development, awarded Dr. Brenner a grant for a Phase II clinical trial of evofosfamide for the treatment of GBM, which Threshold refers to as TH-IST-4008. Dr. Brenner’s investigator-sponsored Phase II trial, which is designed to assess safety and efficacy of 670 mg/m2 evofosfamide in combination with bevacizumab for the treatment of recurrent GBM following prior bevacizumab failure, is expected to enroll up to 33 patients. PET imaging will also be conducted in an effort to predict which patients may benefit from evofosfamide combination therapy. Dana Farber Cancer Institute and The University of Texas at Austin are participating in the trial.

Enrollment in this investigator-sponsored trial commenced in 2015 and is ongoing. After completion of the study, Threshold will assess whether further development of evofosfamide in patients with GBM is warranted.

TH-IST-4001: Phase I dose escalation trial of evofosfamide and pazopanib in patients with advanced solid tumors

The 4001 trial evaluated evofosfamide in combination with pazopanib in patients with advanced solid tumors. Results were reported at the 2013 AACR-NCI-EORTC Annual Meeting for the 30 patients enrolled with a variety of solid tumors for whom standard therapy or palliative measures were nonexistent or no longer effective. The clinical benefit rate was 76% (n=25 evaluable patients) with three patients with partial responses (12%) and 16 patients with stable disease (64%). The partial responses were observed in patients with neuroendocrine cancer, ovarian cancer, and chondrosarcoma. Treatment-related Grade 3 hematological adverse events were reported for neutropenia (7%), thrombocytopenia (7%), and anemia (13%). Treatment-related, Grade ≥ 2 nonhematologic adverse events included vomiting/nausea/diarrhea (7% Grade 3), mucositis (7% Grade 3), hand foot syndrome (all Grade 2), and hypertension (all Grade 2). No Grade 4 adverse events have been reported.

The 4001 investigator-sponsored trial has completed enrollment. There are no current plans for further investigation of evofosfamide in combination with pazopanib at this time.

TH-IST-4004: A Phase I/2 investigator-sponsored trial of evofosfamide in combination with sorafenib in patients with advanced kidney cancer or hepatocellular cancer

Study 4004 is a Phase I/2 investigator-sponsored trial designed to evaluate the safety and efficacy of evofosfamide in combination with sorafenib (Sutent®)) in patients with advanced kidney cancer or liver cancer that cannot be removed by surgery. The primary objectives of the Phase I portion are to determine the maximum-tolerated dose and recommended Phase II dosing for the combination of sorafenib and evofosfamide; overall response rate in patients with advanced hepatocellular cancer will be assessed in the Phase II portion.

This NCI Cooperative Group Sponsored Trial completed enrolling patients in the Phase I portion of the study and is planning to enroll patients into the Phase II portion of the trial in 2017. After completion of the study, Threshold will assess whether further development of evofosfamide in combination with sorafenib in patients with advanced hepatocellular cancer is warranted.

In addition to the evofosfamide programs with antiangiogenics mentioned above, there is also one monotherapy trial ongoing:

EMR200592-013: A Phase II study of TH-302 monotherapy as second-line treatment in advanced biliary tract cancer

Study 013 is a Phase II investigator-sponsored trial designed to evaluate the safety and efficacy of evofosfamide in patients with advanced biliary tract cancer who have failed first-line chemotherapy. This study is being conducted at Seoul National University Hospital in South Korea. After completion of the study, Threshold will assess whether further development of evofosfamide in patients with advanced biliary tract cancer is warranted.

[18F]-HX4 Investigational PET Imaging Agent for Hypoxia

Threshold’s other product candidate, [18F]-HX4 (flortanidazole (18F)) is an investigational PET imaging agent for hypoxia developed by Siemens Healthcare Molecular Imaging to potentially identify and quantify the degree of hypoxia in tumors in vivo. In view of the results of both Phase III trials of evofosfamide and both Phase II trials of tarloxotinib as described above, no further clinical development is planned for [18F]-HX4.

Threshold’s Preclinical Candidate

TH-3424 Investigational AKR1C3-Activated Prodrug

TH-3424 is a small-molecule drug candidate, discovered at Threshold, being evaluated for the potential treatment of hepatocellular (liver) cancer, castrate resistant prostate cancer, T-cell acute lymphoblastic leukemias, and other cancers expressing high levels of aldo-keto reductase family 1 member C3, or AKR1C3. Tumors overexpressing AKR1C3 can be resistant to radiation therapy and chemotherapy. TH-3424 is a prodrug in preclinical development that selectively releases a potent DNA cross-linking agent in the presence of AKR1C3. Preliminary nonclinical studies including biochemical, in vitro cell-based and in vivo animal-based characterization of its pharmacological properties were presented at the 2016 Annual Meeting of the AACR in April 2016. The preliminary nonclinical toxicology studies suggested an adequate therapeutic index. Threshold believe that the preliminary nonclinical study results warranted continued development of TH-3424 in IND-enabling toxicology studies in collaboration with Ascenta which Threshold expects will be completed by the fourth quarter of 2017. Threshold’s evaluation of TH-3424 is at an early stage and Threshold’s ability to advance evofosfamide if the merger does not close will require it to obtain significant additional funding, whether through new collaborative, partnering or other strategic arrangements or otherwise with TH-3424.

Market Opportunities

Many different approaches are used in treating cancer, including surgery, radiation and drugs or a combination of these approaches. Drugs used to treat cancer include chemotherapeutics, hormones and immune-based therapies. Traditionally, strategies for designing cancer therapies have focused on killing cancer cells that exhibit rapid division and growth. Such cells are found in regions of the tumor that have an adequate blood supply and therefore receive nutrients and oxygen essential for cell division and growth. However, the vasculature supporting tumors is highly disorganized and irregular. This results in regions of the tumor that do not receive adequate amounts of nutrients and oxygen. Low oxygen concentration within a tumor is called “tumor hypoxia.” Traditional anticancer agents fail to address tumor hypoxia.

Many traditional anticancer agents are not able to penetrate into the hypoxic zones of tumors. Furthermore, cells that reside within regions of tumor hypoxia are relatively quiescent in contrast to highly proliferative cells that are the hallmark of cancer. As many traditional cancer therapies work by blocking cell division, they are not effective in killing the non-dividing, quiescent cells within hypoxic zones. It has also been demonstrated that cells subjected to prolonged hypoxia accumulate changes in their growth properties and genetic mutations that can lead to drug resistance, enhanced metastatic potential, and, ultimately, treatment failure.

Another disadvantage of current cancer therapies that target rapidly dividing cells is their toxic side effects. Because rapidly dividing cells are also found in many healthy tissues, particularly the gastrointestinal tract, bone marrow and hair follicles, nearly all conventional chemotherapy drugs cause severe side effects which may lead to bleeding, infection and anemia, as well as other side effects, such as diarrhea and hair loss. Likewise, radiation generally cannot be administered without causing significant damage to healthy tissue surrounding a tumor.

Given its role in tumor progression, metastasis, resistance, and ultimately treatment failure, hypoxia is emerging as a significant, high-priority target for cancer therapy. As Threshold’s prodrugs are designed to undergo selective activation under conditions of tumor hypoxia, Threshold anticipates that it should have a favorable safety profile and produce less toxicity to normal tissues at the doses that are effective in treating tumors than is the case with traditional therapies.

Threshold has generated clinical data with evofosfamide alone and administered in combination with multiple anticancer drugs and in multiple cancer types. Drugs that Threshold has tested in combination with evofosfamide include chemotherapies (e.g., doxorubicin, gemcitabine, docetaxel, pemetrexed, bortezomib) and antiangiogenics (e.g., pazopanib, bevacizumab, sorafenib, and sunitinib). The current total market addressed by these drugs exceeds $10 billion. Threshold has tested evofosfamide in numerous indications including pancreatic cancer, glioblastoma, kidney cancer, liver cancer, and gastrointestinal stromal tumors. In the United States alone, new cases of these cancers exceed 170,000 per annum.

The table below depicts the latest estimates from the American Cancer Society on expected 2017 incidence and deaths for cancers in the United States that Threshold considers therapeutic areas of interest for evofosfamide.

Type of Cancer	New Cases	Deaths
Kidney and Renal Pelvis	63,990	14,400
Pancreatic cancer	53,670	43,090
Liver (& intrahepatic bile duct)	40,710	28,920
Brain (& other nervous system)	23,800	16,700

The treatment landscape for pancreatic cancer is described below.

Pancreatic Cancer

It is estimated that 337,872 cases of pancreatic cancer are diagnosed worldwide every year, accounting for 2.4% of all cancers. Almost 67% of cases are diagnosed in people aged 65 and over; it is uncommon in people under the age of 45. Pancreatic cancer has a low survival rate regardless of stage of disease, with 93% of patients dying from their disease within 5 years. It is estimated that there are 330,372 deaths from pancreatic cancer worldwide each year.

Gemcitabine is the current standard of care for patients with pancreatic cancer and is associated with a median overall survival of approximately 6 months and an overall response rate of approximately 8%. Two other therapeutic agents have been approved for the first-line treatment of patients with pancreatic cancer. Erlotinib is approved for the first line of treatment of patients with pancreatic cancer based on its registrational Phase III study in combination with gemcitabine shown to convey a median overall survival of 6.4 months and overall response rate (complete plus partial response rate) of 8.6%. Nab-paclitaxel was approved by the FDA as first—line treatment for patients with metastatic adenocarcinoma of the pancreas, in combination with gemcitabine. Approval was based on an 861-patient Phase III clinical trial in chemotherapy-naïve patients with metastatic pancreatic cancer. Nab-paclitaxel plus gemcitabine demonstrated a statistically significant improvement in median overall survival compared to gemcitabine alone (8.5 versus 6.7 months) (HR 0.72, p<0.0001).

Glufosfamide

From 2004 through 2009, Threshold conducted clinical development of glufosfamide, a drug candidate that shares certain structural characteristics with glucose but acts instead as a chemotherapeutic agent when taken up by a cell. In October 2009, Threshold entered into an exclusive license agreement with Eleison. Pursuant to the agreement, Threshold granted Eleison exclusive worldwide rights to manufacture, develop and commercialize glufosfamide for the treatment of cancer in humans and animals and certain other uses. Under the agreement, Eleison is responsible for the development, manufacturing and marketing of glufosfamide. Under the agreement, amended in January 2016, Eleison will pay Threshold 30% of the profits of commercialization and certain sales-based milestone payments, if the further clinical development of glufosfamide leads to regulatory approval and marketing. Threshold has no further development plans for glufosfamide.

In October 2013, Eleison announced that it had initiated a pivotal Phase III clinical trial of glufosfamide for the second-line treatment of patients with pancreatic cancer. According to their corporate news release, this pivotal trial will enroll patients with relapsed or refractory pancreatic cancer following prior chemotherapy treatment. The randomized, open-label trial is being conducted to evaluate the safety and efficacy of glufosfamide, with a target enrollment of 480 patients. The primary endpoint is overall survival with a number of pre-specified secondary endpoints. The trial will exclude insulin-treated diabetic patients. Eleison has an agreement with the FDA on an SPA for this Phase III clinical trial. The trial is expected to be complete enrollment in 2017.

Discovery Research

As part of the workforce reduction enacted in December 2015, Threshold eliminated its discovery research activities conducted in-house but is exploring further evaluation of its oncology compound discovery program with third-parties.

Manufacturing and Supply

Threshold does not have its own manufacturing capability for the API or the final drug product of evofosfamide. Under its Termination Agreement with Merck KGaA, Threshold has exclusive rights to manufacture evofosfamide for clinical and commercial use. To date, however, Threshold has relied on, and expects to continue to rely on, a limited number of third-party single source contract manufacturers and excipient suppliers for the evofosfamide API and evofosfamide drug product to meet its clinical supply needs of evofosfamide. Threshold has no long-term commitments or commercial supply agreements with any of its evofosfamide suppliers. Threshold will need to enter into additional agreements for additional supplies of each of its product candidates to complete clinical development and/or commercialize them. These products will need to satisfy all cGMP manufacturing requirements, including passing product specifications. Threshold’s inability to satisfy these requirements could delay its clinical programs.

Threshold bases its estimates for the amount of drug product it will need on assumptions about trial enrollment and trial dose levels. If Threshold is not successful in having sufficient quantities of evofosfamide API and drug product manufactured, or if manufacturing is interrupted at its contract manufacturers for evofosfamide API and evofosfamide drug product due to regulatory or other reasons, or consume more drug product than anticipated because of a higher than expected trial utilization or have quality issues that limit the utilization of the drug product, Threshold may experience a significant delay in its evofosfamide clinical program. In any event, additional agreements for more supplies of each of Threshold’s product candidates, including evofosfamide, will be needed to complete clinical development and/or commercialize them. In this regard, Threshold may need to enter into agreements for additional supplies of evofosfamide to commercialize it or develop such capability itself. These products will need to satisfy all cGMP manufacturing requirements, including passing product specifications. Threshold’s inability to satisfy these requirements could delay its clinical programs. If evofosfamide is approved by the FDA or other regulatory agencies for commercial sale,

Threshold will need to have it manufactured in commercial quantities. It may not be possible to successfully manufacture commercial quantities of evofosfamide and tarloxotinib or increase the manufacturing capacity for evofosfamide or tarloxotinib in a timely or economically feasible manner.

Threshold also expects to rely on contract manufacturers or other third parties to produce sufficient quantities of clinical trial product for any other product candidates that it may develop. It is possible that Threshold might not be able to develop a formulation with adequate quality that meets the need for testing in its clinical trials. In any event, in order for Threshold to commence any planned or potential future clinical trials of its product candidates, Threshold will need to obtain or have manufactured sufficient quantities of clinical trial product and there can be no assurance that Threshold will be able to obtain sufficient quantities of clinical trial product in a timely manner or at all.

Research and Development Expenses

During the years ended December 31, 2016, 2015 and 2014, Threshold spent $16.6 million, $40.3 million and $35.8 million, respectively, on research and development, including product development, discovery research and contract manufacturing activities.

License and Development Agreements

Agreement with Merck KGaA

On February 3, 2012, Threshold entered into a global license and co-development agreement for evofosfamide with Merck KGaA, or the License Agreement. Under the terms of the License Agreement, Merck KGaA received co-development rights, exclusive global commercialization rights and provided Threshold an option to co-commercialize evofosfamide in the United States, and Threshold was entitled to receive an upfront and milestone payment and tiered royalties on commercial sales of evofosfamide. To date, Threshold has received upfront and milestone payments of $110 million. Under the License Agreement, Merck KGaA also paid 70% of worldwide development costs for evofosfamide. On March 10, 2016, Threshold and Merck KGaA agreed to terminate the License Agreement pursuant to a termination agreement, or the Termination Agreement. Under the terms of the Termination Agreement, all rights under the License Agreement were returned to Threshold, as well as all rights to Merck KGaA technology developed under the License Agreement. Under the terms of the Termination Agreement, Merck KGaA is entitled to tiered royalties on net sales of evofosfamide, if any, and milestone payments contingent upon the future successful development and commercialization of evofosfamide. To date, Threshold has received upfront and milestone payments of $110 million. Threshold previously recorded these as deferred revenue and amortized them over the estimated performance period.

As a result of the termination of the License Agreement, Threshold is no longer eligible to receive any further milestone payments or other funding from Merck KGaA, including the 70% of worldwide development costs for evofosfamide that were previously borne by Merck KGaA under the License Agreement. Since Threshold is now solely responsible for the further development and commercialization of evofosfamide at its own cost, Threshold is evaluating potential partnering opportunities for evofosfamide, and in this regard, Threshold is currently seeking a pharmaceutical partner for evofosfamide with a commercial presence in oncology in Japan. In any event, Threshold’s ability to advance the clinical development of evofosfamide is dependent upon its ability to enter into new collaborative or partnering arrangements for evofosfamide, or to otherwise obtain sufficient additional funding for such development.

Threshold will be responsible for the commercialization of evofosfamide. Threshold is evaluating further development and commercialization opportunities for evofosfamide with other partners.

Agreement with Auckland UniServices Ltd

On September 23, 2014, Threshold entered into an exclusive license agreement with Auckland UniServices Ltd., a wholly owned company of the University of Auckland. Pursuant to the agreement, Threshold licensed exclusive worldwide rights to a development program based on tarloxotinib from the University of Auckland. Under the terms of this agreement, Threshold made no upfront payment, but Threshold is required to pay all costs of development, as well as possible annual license maintenance fees starting in September 2017.

Agreement with Ascenta Pharmaceuticals, Inc.

On February 1, 2016, Threshold entered into a patent assignment and development agreement with Ascenta. Pursuant to the agreement, Threshold granted Ascenta exclusive rights in China, Hong Kong, Macao and Taiwan to manufacture, develop and commercialize TH-3424 for the treatment of cancer in humans and animals, and certain other uses. Under the agreement, Ascenta is responsible for pre-IND activities for the development of TH-3424 and if an IND is filed in one of these countries Ascenta’s rights can be expanded to include Japan, South Korea, Singapore, Malaysia, Thailand, Turkey and India. Ascenta would be responsible for the development, manufacture and commercialization of TH-3424 in those countries and Threshold has rights to development, manufacture and commercialization in the rest of the world.

Under the agreement, Ascenta will pay Threshold 30% of patent prosecution costs before they are assigned. If an IND is accepted in the U.S, Threshold will reimburse 50% of approved development expenses incurred associated with filing the IND. The agreement will remain in effect as long as Ascenta continues to develop TH-3424 in its territory. Each party is entitled to terminate the agreement upon the other party’s material breach after expiration of a 60-day cure period (30 days in the event of a payment breach). The parties are entitled to mutually terminate the agreement. In addition, Ascenta may terminate the agreement upon change of control of Threshold or 60 days prior to receipt of marketing approval from the CFDA for TH-3424. Following any termination, all assigned rights will revert to Threshold.

Agreement with Eleison Pharmaceuticals, Inc.

On January 8, 2016, Threshold amended the exclusive license agreement with Eleison. Pursuant to the original agreement effective on October, 18, 2009, Threshold granted Eleison exclusive worldwide rights to manufacture, develop and commercialize glufosfamide for the treatment of cancer in humans and animals, and certain other uses. Under the agreement, Eleison is responsible for the development, manufacturing and marketing of glufosfamide.

Under the amendment, Eleison will pay Threshold 30% of its profits from commercialization on a quarterly basis, beginning on the date of first commercial sale, if any. Eleison has the right to sublicense some or all of its rights under the agreement, and will pay Threshold 30% of amounts received under any sublicenses, including, without limitation, any royalty payments, license fee payments, milestone payments and payments for any equity or debt purchases by a sublicensee, within 30 days of the receipt of any such amounts or payments by Eleison. In addition, Eleison is now required to pay Threshold up to $175 million in potential sales-based milestone payments. Eleison will bear all costs associated with development, commercialization and patent prosecution, and will control product development and commercialization. In addition, Eleison will be responsible for all royalty and milestone payments due under certain agreements pursuant to which Threshold licensed rights related to glufosfamide. The agreement contemplates that Eleison, to satisfy its diligence obligations, will raise sufficient funds to continue clinical development activities with glufosfamide. In the event that Eleison fails to satisfy its diligence obligations, Threshold may, at its option, terminate the agreement for material breach or convert the license granted under the agreement to a non-exclusive license.

The agreement will remain in effect as long as Eleison continues to sell glufosfamide anywhere in the world or receives payments under any sublicenses. Each party is entitled to terminate the agreement upon the other party’s material breach after expiration of a 60-day cure period (30 days in the event of a payment breach). Each party is entitled to terminate the agreement immediately upon the bankruptcy or similar petition of the other party that is not discharged within 60 days, or the assignment for the benefit of creditors by, or the appointment of a receiver over the property of, the other party. In addition, Eleison may terminate the agreement for convenience at any time on 90 days written notice to Threshold.

Following any termination by Eleison for convenience or by Threshold for Eleison’s material breach, all licensed rights will revert to Threshold. Following any termination by Eleison for its material breach, all licensed rights will fully vest in Eleison, provided that Eleison will be required to pay Threshold 30% of the profit sharing payments it otherwise would have been required to pay Threshold under the agreement.

Patents and Proprietary Rights

Threshold’s policy is to patent the technologies, inventions and improvements that it considers important to the development of its business. As of March 27, 2017, Threshold owned 123 U.S. and foreign patents and patent applications relating to evofosfamide and its manufacture, formulation and use. These include 9 issued U.S. patents expiring from 2024 to 2036 and 76 issued foreign patents expiring from 2024 to 2032 (in each case, without including any regulatory-delay based patent term extension), as well as 11 pending U.S., 3 pending Patent Cooperation Treaty and 24 pending foreign national patent applications, which, if issued, would in each case expire from 2024 to 2037 (without including any regulatory- or patent office-delay based patent term extension).

Although Threshold has U.S. and foreign issued patents that cover certain hypoxia-targeted prodrugs, including evofosfamide and tarloxotinib, Threshold has no issued patents or pending patent applications that would prevent others from taking advantage of hypoxia-targeted prodrug technology generally to discover and develop new therapies for cancer or other diseases. Consequently, its competitors may seek to discover and develop potential therapeutics that operate by mechanisms of action that are the same or similar to the mechanisms of action of its hypoxia-targeted prodrug product candidates.

The patent positions of companies like Threshold are generally uncertain and involve complex legal and factual questions. Threshold’s ability to maintain and solidify its proprietary position for its technology will depend on its success in obtaining effective claims and enforcing those claims once granted. Threshold does not know whether any of its pending patent applications will result in the issuance of any patents. Moreover, an issued patent does not guarantee Threshold the right to practice the patented technology or commercialize the patented product. Other parties may have blocking patents that could be used to prevent Threshold from commercializing its patented products and practicing its patented technology. Threshold’s issued patents and those that may be issued in the future may be challenged, invalidated, or circumvented, which could limit its ability or render it unable to stop competitors from marketing related products as well as shorten the term of patent protection that Threshold may have for its products. In addition, the rights granted under any issued patents may not provide Threshold with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, Threshold’s competitors may independently develop similar technologies that do not infringe its intellectual property rights. For these reasons, Threshold may have competition for its products. Moreover, because of the extensive time required for development, testing and regulatory review of a potential therapeutic product, it is possible that, before any of Threshold’s products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent. If Threshold is not able to obtain adequate protection for, or defend, the intellectual property position of evofosfamide, tarloxotinib or any other potential future product candidates, then it may not be able to retain or attract collaborators to partner its development programs. Further, even if Threshold can obtain protection for and defend the intellectual property position of evofosfamide, tarloxotinib or any potential future product candidates, Threshold or any of its potential future collaborators still may not be able to exclude competitors from developing or marketing competing drugs. Should this occur, Threshold and potential future collaborators may not generate any revenues or profits from evofosfamide, tarloxotinib or any potential future product candidates or its revenue or profit potential would be significantly diminished.

Threshold also relies on trade secrets, technical know-how and continuing innovation to develop and maintain its competitive position. Threshold seeks to protect its proprietary information by requiring its employees and certain of its consultants, contractors, outside scientific collaborators and other advisors to execute non-disclosure and assignment of invention agreements on commencement of their employment or engagement. Agreements with its employees also forbid them from using third-party trade secret or other confidential information in their work. Threshold also requires confidentiality or material transfer agreements from third parties that receive its confidential data or proprietary materials.

The biotechnology and pharmaceutical industries are characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. For so long as its product candidates are in clinical trials, Threshold believes its clinical activities fall within the scope of the exemptions provided by 35 U.S.C. Section 271(e) in the United States, which exempts from patent infringement liability activities reasonably related to the development and submission of information to the FDA. This exemption does not apply to commercialization activities; however, if its product candidates are commercialized, then the possibility of a patent infringement claim against Threshold increases. While Threshold attempts to ensure that its clinical product candidates and the methods it employs to manufacture them, as well as the methods for their use that Threshold intends to promote, do not infringe other parties’ patents and other proprietary rights, there can be no assurance that they do not, and competitors or other parties may assert that Threshold infringed their proprietary rights in any event.

Competition

Threshold operates in the highly competitive segment of the pharmaceutical market composed of pharmaceutical and biotechnology companies that research, develop and commercialize products designed to treat cancer. Many of its competitors have significantly greater financial, manufacturing, marketing, research and product development resources than Threshold. Large pharmaceutical companies in particular have extensive experience in clinical testing and in obtaining regulatory approval for drugs. These companies also have significantly greater research capabilities than Threshold. In addition, many universities and private and public research institutes are active in cancer research, some in direct competition with Threshold. Threshold also competes with these organizations to recruit scientists and clinical development personnel.

Each cancer indication for which Threshold is or may be developing products has a number of established medical therapies with which its candidates will compete. Most major pharmaceutical companies and many biotechnology companies are aggressively pursuing cancer development programs, including traditional therapies and therapies with novel mechanisms of action. Its evofosfamide and tarloxotinib product candidates for targeting the tumor hypoxia are likely to be in highly competitive markets and may eventually compete with other therapies offered by companies who are developing or were developing drugs that target tumor hypoxia. Threshold’s competitors may succeed in developing their products before Threshold does, obtaining approvals from the FDA or other regulatory agencies for their products more rapidly than Threshold does, or developing products that are more effective than evofosfamide. These products or technologies might render Threshold’s technology obsolete or noncompetitive. There may also be product candidates of which Threshold is not aware at an earlier stage of development that may compete with evofosfamide.

Threshold’s cancer product candidates face competition from established biotechnology and pharmaceutical companies and from generic pharmaceutical manufacturers. In particular, if approved for commercial sale for pancreatic cancer, evofosfamide would compete with Gemzar®, marketed by Eli Lilly and Company; Tarceva®, marketed by Roche/Genentech and Astellas Oncology; Abraxane® marketed by Celgene; and FOLFIRINOX, which is a combination of generic products that are sold individually by many manufacturers.

Governmental Regulation and Product Approval

The manufacturing and marketing of Threshold’s potential products and its ongoing research and development activities are subject to extensive regulation by the FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries.

United States Regulation

Before any of Threshold’s products can be marketed in the United States, they must secure approval by the FDA. To secure this approval, any drug Threshold develops must undergo rigorous preclinical testing and clinical trials that demonstrate the product candidate’s safety and effectiveness for each chosen indication for use. This extensive regulatory process controls, among other things, the development, testing, manufacture, safety, efficacy, record keeping, labeling, storage, approval, import, export, advertising, promotion, sale, and distribution of biopharmaceutical products.

In general, the process required by the FDA before investigational drugs may be marketed in the United States involves the following steps:

•	pre-clinical laboratory and animal tests;

•	submission of an IND, which must become effective before human clinical trials may begin;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use;

•	pre-approval inspection of manufacturing facilities and selected clinical investigators; and

•	FDA approval of a NDA, or of an NDA supplement (for subsequent indications).

•	Preclinical Testing

In the United States, drug candidates are tested in animals until adequate proof of safety is established. These preclinical studies generally evaluate the mechanism of action of the product, expose and assess the potential safety and efficacy of the product. Tested compounds must be produced according to applicable cGMP requirements and preclinical safety tests must be conducted in compliance with FDA and international regulations regarding good laboratory practices, or GLP. The results of the preclinical tests, together with manufacturing information and analytical data, are generally submitted to the FDA as part of an IND, which must be become effective before human clinical trials may commence. The IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA requests an extension or raises concerns about the conduct of the clinical trials as outlined in the application. If the FDA has any concerns, the sponsor of the application and the FDA must resolve the concerns before the hold is lifted and before clinical trials can begin. Submission of an IND may not result in FDA authorization to commence a clinical trial. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development. Investigator Sponsored Trials are INDs held by investigators that utilize investigational drugs supplied by a pharmaceutical manufacturer. Data generated under Investigator Sponsored Trials may not be as robust as commercially sponsored IND trials. Regulatory authorities may require additional data before allowing the clinical trials to commence or proceed from one Phase to another, and could demand that the trials be discontinued or suspended at any time if there are significant safety issues. Furthermore, an independent institutional review board, or IRB, for each medical center proposing to participate in the conduct of the clinical trial must review and approve the clinical protocol and patient informed consent before the center commences the clinical trial. [18F]-HX4 (flortanidazole (18F)) will require submission of a separate IND.

Clinical Trials

Clinical trials for new drug candidates are typically conducted in three sequential phases, under good clinical practices, or GCP, that may overlap. Phase I clinical trials involve the initial introduction of the drug candidate into humans and are conducted in volunteers or in patients with a specific disease depending on the intended use of the drug and its potential safety profile. The emphasis in Phase I is on testing for safety (adverse effects), dosage, tolerance, absorption, metabolism, distribution, excretion, and preliminary clinical pharmacology. Phase II clinical trials involve a limited patient population to determine the initial efficacy of the drug candidate for specific targeted indications, to determine dosage tolerance and optimal dosage and to identify possible adverse side effects and safety risks. When a compound shows evidence of effectiveness along with an acceptable safety profile in Phase II clinical trials the drug is moved to Phase III development. Phase III clinical trials are undertaken to more fully evaluate the safety and efficacy and to establish the overall risk/benefit profile of the drug. These Phase III clinical trials are the basis for determining if the drug should be approved for commercialization. During all clinical trials, physicians monitor patients to determine effectiveness of the drug candidate and observe and report any adverse effects or safety risks that may result from use of the drug candidate. The FDA, the IRB, or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the drug is not sufficiently efficacious to continue further studies.

The data from the clinical trials, together with preclinical data and other supporting information that establishes a drug candidate’s safety profile and efficacy, are submitted to the FDA in the form of an NDA or NDA supplement (for approval of a new indication if the product candidate is already approved for another indication). The cost of preparing and submitting a NDA is substantial. Under federal law, the submission of most NDAs is additionally subject to a substantial application user fee, and the manufacturer and/or sponsor under an approved NDA are also subject to annual product and establishment user fees. Under applicable laws and FDA regulations, each NDA submitted for FDA assessment is reviewed for filing within 60 days following submission of the NDA. If deemed acceptable, the FDA will “file” the NDA, thereby initiating the review clock triggering substantive review of the application. The FDA can refuse to file any NDA that it deems incomplete or not properly reviewable. The FDA has established internal goals of reviewing and acting on NDAs within six months of filing for priority NDAs (for drugs addressing serious or life threatening conditions for which there is an unmet medical need) and 10 months of filing for standard NDAs. Priority review is assigned by the FDA to drugs that it determines offer major advances in treatment, or provide a treatment where no adequate therapy exists. The FDA, however, is not legally required to complete its review within these periods, and these performance goals may change over time. Following a complete review of the application the FDA will either issue an approval or a complete response letter outlining the deficiencies in the submission, which may require substantial additional testing or information for the FDA to reconsider the application. The FDA’s review of an NDA may involve review and recommendations by an independent FDA advisory committee. The FDA may deny approval of an NDA or NDA supplement if the applicable regulatory criteria are not satisfied, or it may require additional clinical data and/or an additional pivotal Phase III clinical trial. REMS may be required for approval of an NDA. Even if such data or REMS are submitted, the FDA may ultimately decide that the NDA or NDA supplement does not satisfy the criteria for approval.

Data Review and Approval

Satisfaction of FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years and requires the expenditure of substantial financial resources. Information generated in this process is susceptible to varying interpretations that could delay, limit, or prevent regulatory approval at any stage of the process. Accordingly, the actual time and expense required to bring a product to market may vary substantially. Threshold cannot be certain that it will submit applications for required authorizations to manufacture and/or market potential products or that any such application will be reviewed and approved by the appropriate regulatory authorities in a timely manner, if at all. Data obtained from clinical activities is not always conclusive and may be susceptible to varying interpretations that could delay, limit, or prevent regulatory approval. Success in early stage clinical trials does not ensure success in later stage clinical trials. Even if a product candidate receives regulatory approval, the approval may be significantly limited to specific disease states, patient populations, and dosages, or have conditions placed on them that restrict the commercial applications, advertising, promotion, or distribution of these products.

Once issued, the FDA may withdraw product approval if ongoing regulatory standards are not met or if safety problems occur after the product reaches the market. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs. The FDA may also request additional clinical trials after a product is approved. These so-called postmarketing, or Phase 4 studies, may be made a condition to be satisfied after a drug receives approval. The results of postmarketing studies can confirm the effectiveness of a product candidate and can provide important safety information to augment the FDA’s voluntary adverse drug reaction reporting system. The product may be subject to withdrawal of the approval if effectiveness is not confirmed in the Phase 4 studies. Any products manufactured or distributed by Threshold pursuant to FDA approvals would be subject to continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the drug. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with good manufacturing practices, which impose certain procedural and documentation requirements upon Threshold and its third-party manufacturers. Threshold cannot be certain that Threshold or its present or future suppliers will be able to comply with the cGMP regulations and other FDA regulatory requirements. If Threshold’s present or future suppliers are not able to comply with these requirements, the FDA may halt Threshold’s clinical trials, require it to recall a drug from distribution, or withdraw approval of the NDA for that drug. Furthermore, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.

The FDA closely regulates the marketing and promotion of drugs. Approval may be subject to post-marketing surveillance and other record keeping and reporting obligations, and involve ongoing requirements. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing. A company can make only those claims relating to safety and efficacy that are approved by the FDA and is specifically included in drug labeling. While physicians may prescribe legally available drugs for uses that are not described in the product’s labeling and that differ from those tested by Threshold and approved by the FDA, manufacturers may only promote for the approved indications and in accordance with the provisions of the approved label. Failure to comply with FDA requirements can result in adverse publicity, warning letters, corrective advertising, and potential civil and criminal penalties.

Special Protocol Assessments

A clinical trial sponsor may submit a request for an SPA from the FDA. Under the SPA procedure, a sponsor may seek the FDA’s agreement on the design and size of a clinical trial intended to form the primary basis of an effectiveness claim. If the FDA agrees in writing, its agreement may not be changed after the trial begins, except in limited circumstances, such as when a substantial scientific issue essential to determining the safety and effectiveness of a product candidate is identified after a Phase III clinical trial is commenced and agreement is obtained with the FDA. If the outcome of the trial is successful, the sponsor will ordinarily be able to rely on it as the primary basis for approval with respect to effectiveness. The FDA, however, may make an approval decision based on a number of factors, including the degree of clinical benefit, and the FDA is not obligated to approve an NDA as a result of an SPA, even if the clinical outcome is positive.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process. If a product that has orphan drug designation subsequently receives FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same disease, except in limited circumstances, for seven years. These circumstances are an inability to supply the drug in sufficient quantities or a situation in which a new formulation of the drug has shown superior safety or efficacy or a major contribution to patient care. This exclusivity, however, also could block the approval of a product for seven years if a competitor obtains earlier approval of the same drug for the same indication.

Other Health Care Laws

In addition to FDA restrictions, other federal and state laws restrict the business practices of Threshold. In the United States, Threshold is subject to various federal and state laws pertaining to healthcare, including, without limitation, “fraud and abuse” laws such as anti-kickback and false claims laws, data privacy and security laws, and payment transparency laws.

The federal Anti-Kickback Statute makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf) to, among other things, knowingly and willfully solicit, offer, receive or pay any remuneration, directly or indirectly, in exchange for, or to induce, the referral of business, including the purchase, order or prescription of a particular drug, for which payment may be made under federal healthcare programs such as Medicare and Medicaid. Violations of the law are punishable by up to five years in prison, criminal fines, administrative penalties, civil money penalties, and exclusion from participation in federal healthcare programs. Due to the breadth of these laws, and the potential for additional legal or regulatory change addressing some of Threshold’s practices, it is possible that its practices or its relationships with physicians might be challenged under anti-kickback laws, which could harm Threshold.

Civil and Criminal false claims laws and civil monetary penalties laws prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, for payment to third-party payors (including Medicare and Medicaid) claims for reimbursed items or services, including drugs, that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. Threshold’s future activities relating to the reporting of wholesaler or estimated retail prices for its products, the reporting of Medicaid rebate information and other information affecting federal, state and third-party reimbursement of its products, and the sale and marketing of its products, are subject to scrutiny under these laws. In addition, pharmaceutical companies have been prosecuted under the federal civil False Claims Act in connection with their off-label promotion of drugs. Penalties for a violation of the civil False Claims Act, some of which may be broader in scope, include three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. In addition, certain states have enacted laws modeled after the federal civil False Claims Act. If the government were to allege that Threshold was, or convict Threshold of, violating these false claims laws, Threshold could be subject to substantial penalties, including, for example, potentially significant fines which may cause a decline in its stock price.

HIPAA created new federal criminal statutes that prohibit among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

In addition, Threshold may be subject to data privacy and security regulation by both the federal government and the states in which Threshold conducts its business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information

Additionally, the federal Physician Payments Sunshine Act, created under the ACA and its implementing regulations, require certain manufacturers of drugs, devices, biological products and medical supplies to report annually information related to certain payments or other transfers of value provided to physicians and teaching hospitals and to report annually certain ownership and investment interests held by physicians and their immediate family members.

In addition, many states have adopted laws similar to the aforementioned laws. Some of these state prohibitions may be broader in scope and may apply to referral of patients for healthcare services reimbursed by any source, not only the Medicare and Medicaid programs. Additionally, business operations of Threshold in foreign countries and jurisdictions may subject it to additional regulation.

If Threshold’s operations are found to be in violation of any of the health regulatory laws described above or any other laws that apply to it, Threshold may be subject to penalties, including potentially significant criminal and civil and/or administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government healthcare programs, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of its operations, any of which could adversely affect its ability to operate its business and its results of operations.

Drug Price Competition and Patent Term Restoration Act of 1984

Under the Drug Price Competition and Patent Term Restoration Act of 1984, known as the Hatch-Waxman Amendments, a portion of a product’s patent term that was lost during clinical development and application review by the FDA may be restored. The Hatch-Waxman Amendments also provide for a statutory protection, known as nonpatent market exclusivity, against the FDA’s acceptance or approval of certain competitor applications. The Hatch-Waxman Amendments also provide the legal basis for the approval of abbreviated NDAs for generic drugs.

Patent term restoration can compensate for patent life lost during product development and the regulatory review process by returning up to five years of patent life for a patent that covers a new product or its use. This period is generally one-half the time between the effective date of an IND (falling after issuance of the patent) and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application. Patent term restorations, however, are subject to a maximum extension of five years, and the patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years. The application for patent term extension is subject to approval by the United States Patent and Trademark Office in conjunction with the FDA. It takes at least six months to obtain approval of the application for patent term extension. Up to five years of interim one year extensions are available if a product is still undergoing development or FDA review at the time of its expiration.

The Hatch-Waxman Amendments also provide for a period of statutory protection for new drugs that receive NDA approval from the FDA. If a new drug receives NDA approval as a new chemical entity, meaning that the FDA has not previously approved any other new drug containing the same active moiety, then the Hatch-Waxman Amendments prohibit an abbreviated NDA where the applicant does not own or have a legal right of reference to all of the data required for approval, or a “505(b)(2)” NDA, to be submitted by another company for a generic version of such drug, with some exceptions, for a period of five years from the date of approval of the NDA. The statutory protection provided pursuant to the Hatch-Waxman Amendments will not prevent the filing or approval of a full NDA. In order to gain approval of a full NDA, however, a competitor would be required to conduct its own preclinical investigations and clinical trials. If NDA approval is received for a new drug containing an active ingredient that was previously approved by the FDA but the NDA is for a drug that includes an innovation over the previously approved drug, for example, an NDA approval for a new indication or formulation of the drug with the same active ingredient, and if such NDA approval was dependent upon the submission to the FDA of new clinical investigations, other than bioavailability studies, conducted or paid for by the sponsor, then the Hatch-Waxman Amendments prohibit the FDA from making effective the approval of an ANDA or a 505(b)(2) NDA for a generic version of such drug for a period of three years from the date of the NDA approval. This three year exclusivity, however, only covers the innovation associated with the NDA to which it attaches. Thus, the three year exclusivity does not prohibit the FDA, with limited exceptions, from approving ANDAs or 505(b)(2) NDAs for drugs containing the same active ingredient but without the new innovation.

While the Hatch-Waxman Amendments provide certain patent term restoration and exclusivity protections to innovator drug manufacturers, it also permits the FDA to approve ANDAs for generic versions of their drugs. The ANDA process permits competitor companies to obtain marketing approval for a drug with the same active ingredient for the same uses but does not require the conduct and submission of clinical trials demonstrating safety and effectiveness for that product. Instead of safety and effectiveness data, an ANDA applicant needs only to submit data demonstrating that its product is bioequivalent to the innovator product as well as relevant chemistry, manufacturing and control data. The Hatch-Waxman Amendments also instituted a third type of drug application that requires the same information as an NDA including full reports of clinical and preclinical studies except that some of the information from the reports required for marketing approval comes from studies which the applicant does not own or have a legal right of reference. This type of application, a “505(b)(2) NDA,” permits a manufacturer to obtain marketing approval for a drug without needing to conduct or obtain a right of reference for all of the required studies.

Finally, the Hatch-Waxman Amendments require, in some circumstances, an ANDA or a 505(b)(2) NDA applicant to notify the patent owner and the holder of the approved NDA of the factual and legal basis of the applicant’s opinion that the patent listed by the holder of the approved NDA in FDA’s Orange Book is not valid or will not be infringed (the patent certification process). Upon receipt of this notice, the patent owner and the NDA holder have 45 days to bring a patent infringement suit in federal district court and obtain a 30-month stay against the company seeking to reference the NDA. The NDA holder could still file a patent suit after the 45 days, but if they did, they would not have the benefit of the 30-month stay. Alternatively, after this 45-day period, the applicant may file a declaratory judgment action, seeking a determination that the patent is invalid or will not be infringed. Depending on the circumstances, however, the applicant may not be able to demonstrate a controversy sufficient to confer jurisdiction on the court. The discovery, trial and appeals process in such suits can take several years. If such a suit is commenced, the Hatch-Waxman Act provides a 30-month stay on the approval of the competitor’s ANDA or 505(b)(2) NDA. If the litigation is resolved in favor of the competitor or the challenged patent expires during the 30-month period, unless otherwise extended by court order, the stay is lifted and the FDA may approve the application. Under the Modernization Act, the patent owner and the NDA holder have the opportunity to trigger only a single 30-month stay per ANDA or 505(b)(2) NDA.

Foreign Approvals

In addition to regulations in the United States, Threshold will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of its products. Whether or not Threshold obtains FDA approval for a product, it must obtain approval of a product by the comparable regulatory authorities of foreign countries before it can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Under European Union regulatory systems, Threshold may submit marketing authorizations either under a centralized or decentralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The decentralized procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval.

Under the Japanese regulatory system administered by the PMDA, pre-marketing approval and clinical studies are required for all pharmaceutical products. To obtain manufacturing/ marketing approval, Threshold must submit an application for approval to the Ministry of Health, Labour and Welfare, or MHLW, with results of nonclinical and clinical studies to show the quality, efficacy and safety of a new drug. A data compliance review, GCP on-site inspection, cGMP audit and detailed data review are undertaken by the PMDA. The application is then discussed by the committees of the Pharmaceutical Affairs and Food Sanitation Council (PAFSC). Based on the results of these reviews, the final decision on approval is made by MHLW. In Japan, the National Health Insurance system maintains a Drug Price List specifying which pharmaceutical products are eligible for reimbursement, and the MHLW sets the prices of the products on this list. After the approval, negotiations regarding the reimbursement price with MHLW will begin. The price will be determined within 60 to 90 days unless the applicant disagrees, which may result in extended pricing negotiations. The government generally introduces price cut rounds every other year and also mandates price decreases for specific products. New products judged innovative or useful, that are indicated for pediatric use, or that target orphan or small population diseases, however, may be eligible for a pricing premium. The government has also promoted the use of generics, where available.

The policies of the FDA and foreign regulatory authorities may change and additional government regulations may be enacted which could prevent or delay regulatory approval of Threshold’s investigational drugs or approval of new diseases for its existing products. Threshold cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad.

Other Government Regulation

Threshold’s research and development activities use biological and hazardous materials that are dangerous to human health and safety or the environment. Threshold is subject to a variety of federal, state and local laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these materials and wastes resulting from these materials. Threshold is also subject to regulation by OSHA the California and federal environmental protection agencies and to regulation under the Toxic Substances Control Act. OSHA or the California or federal EPA may adopt regulations that may affect Threshold’s research and development programs. Threshold is unable to predict whether any agency will adopt any regulations that could have a material adverse effect on its operations. Threshold has incurred, and will continue to incur, capital and operating expenditures and other costs in the ordinary course of its business in complying with these laws and regulations.

Revenues and Information About Geographic Areas

Threshold had no revenues for the year ended December 31, 2016. All of its revenues for the years ended December 31, 2015 and 2014 resulted from the amortization of upfront and milestone payments received under its former collaboration with Merck KGaA. Further information on its collaboration with Merck KGaA is included in Note 3 to its consolidated financial statements. All of the long-lived assets of Threshold are maintained in the United States.

Employees

As of December 31, 2016, Threshold had 15 employees, including 6 who hold Ph.D. and/or M.D. degrees. Eight of its employees are engaged in research and development, and its remaining employees are management or administrative staff. None of its employees is subject to a collective bargaining agreement. Threshold believes that it has good relations with its employees.

Corporate Information

Threshold was incorporated in Delaware on October 17, 2001. Its principal executive offices are located at 3705 Haven Ave., Suite 120, Menlo Park, California 94025 and its telephone number is (650) 474-8200.

Property

Threshold has a cancelable facility lease agreement for office space located in Menlo Park, California, which serves as its corporate headquarters. The lease began on April 15, 2017. Threshold believes its facilities are suitable and adequate for its current needs.

Legal Proceedings

Threshold is not a party to any material legal proceedings.

MOLECULAR BUSINESS

Molecular is a clinical-stage oncology company focused on the discovery and development of differentiated, targeted, biologic therapeutics for cancer. Molecular believes its proprietary biologic drug platforms, which it refers to as engineered toxin bodies, or ETBs, provide a differentiated mechanism of action that solves problems associated with currently available cancer therapeutics. ETBs use a genetically engineered version of the Shiga-like Toxin A subunit, or SLTA, a ribosome inactivating bacterial protein. In its wild-type form, SLT is thought to induce its own entry into a cell when proximal to the cell surface membrane, self-route to the cytosol, and enzymatically and irreversibly shut down protein synthesis via ribosome inactivation. SLTA is normally coupled to its cognate Shiga-like Toxin B subunit, or SLTB, to target the CD77 cell surface marker, a non-internalizing glycosphingolipid. In Molecular’s scaffold, a genetically engineered SLTA subunit with no cognate SLTB component is genetically fused to antibody domains or fragments specific to a cancer target, resulting in a biologic therapeutic that can identify the particular target cell and specifically kill the target cell. The antibody domains may be substituted with other antibody domains having different specificities to allow for the rapid development of new drugs to selected targets in cancer.

ETBs combine the specificity of an antibody with SLTA’s potent mechanism of cell destruction. In Molecular’s second and third-generation ETBs, Molecular has modified the SLTA further to reduce immunogenicity and deliver additional payloads into a target cell, respectively. Immunogenicity is the ability of a particular substance, such as an antigen or epitope, to provoke an immune response. ETBs have relatively predictable pharmacokinetic, or PK, and absorption, distribution, metabolism and excretion, or ADME, profiles and can be rapidly screened for desired activity in robust cell-based and animal-model assays. Because SLTA can induce internalization against non- and poorly-internalizing receptors, the universe of targets for ETBs may be substantially larger than that seen with antibody-drug conjugates, or ADCs, which may not be effective if the target is not able to internalize them.

ETBs have a differentiated mechanism of cell-kill in cancer therapeutics (the inhibition of protein synthesis via ribosome destruction), and Molecular has preclinical and clinical data demonstrating the utility of these molecules in chemotherapy-refractory cancers. ETBs have shown good safety data in multiple animal models as well as in Molecular’s clinical study. Molecular believes the target specificity of ETBs, their ability to self-internalize, their potent and differentiated mechanism of cell kill and their safety profile provide opportunities for the clinical development of these agents to address multiple cancer types.

Molecular’s approach to drug development in oncology involves the selection of lead compounds to validated targets in cancer and continuous improvements to Molecular’s ETB platform. Molecular has developed ETBs for various targets, including CD20, CD38, HER2, PD-L1, and CD45. CD20 is central to B cell malignancies and is clinically validated as a target for the treatment of lymphomas and autoimmune disease. CD38 has been validated as a meaningful clinical target in the treatment of multiple myeloma. PD-L1 is central to the immune checkpoint pathways and is a target expressed in a variety of solid tumor cancers. CD45 is expressed on most lymphocytes and has been studied as a potential key target for lymphodeletion strategies related to stem cell transplant therapy. Molecular’s lead compound, MT-3724, is a first generation ETB that recognizes CD20, a B cell marker. The dose escalation portion of its first Phase I clinical trial has been completed for MT-3724. Molecular anticipates advancing one or more additional ETBs into clinical trials in 2018.

Molecular has built up multiple core competencies around the creation and development of ETBs. Molecular developed the ETB technology in-house and continues to make iterative improvements in the scaffold and identify new uses of the technology. Molecular also developed the process for manufacturing ETBs under GMP standards and continues to make improvements to its manufacturing processes. Molecular has conducted multiple GMP manufacturing runs with its lead compound and believes this process is robust and could support commercial production with economics similar to those seen with antibodies.

Challenges in Oncology

Existing mechanisms of action, the specific biochemical interaction through which a drug substance produces its pharmacological effect, are subject to numerous limitations in oncology. The clinical benefit of a given drug is a function of the biological properties of the drug, the target with which the drug interacts and the tumor indication being treated, but the relative contribution of each of these factors is difficult to separate. To date, identifying the most appropriate cancer targets, applying the most effective mechanisms of action and selecting the appropriate disease indications and most responsive patient populations for a particular drug have presented significant challenges, including the following:

•	The limited number of addressable cancer targets given current available mechanisms of action; for example, targets appropriate for antibody-drug conjugate, or ADC, approaches are relegated to those extracellular targets that already readily and efficiently self-internalize;

•	The level of cell surface expression of these addressable cancer targets and the shedding of the target by the tumor as a means of resistance to therapy may impact a drug’s effectiveness;

•	ADC approaches generally use small molecule payloads which damage DNA, or disrupt or prevent microtubule assembly, and can be subject to the same mechanisms of resistance as in general chemotherapy;

•	Established single-agent therapies are only effective in a minority of cancer patients;

•	Current approaches to target prioritization are not comprehensively systematic and do not leverage a complete understanding of a drug’s effect on a given tumor type to best identify high value targets in certain patient populations;

•	In vitro epitope selection on a given target may not be predictive of clinical optimization; and

•	Predictive biomarkers, the value and use of which are relatively new, are not uniformly used to proactively select responsive patient populations and/or preferred indications, which can drive longer development timelines with higher associated costs.

Molecular’s Differentiated Approach

Molecular was founded on the principle that differentiated mechanisms of action are crucial for improving outcomes in oncology. Molecular has created a new scaffold with a differentiated mechanism of action, coupled with a predictable PK and ADME profile. Molecular’s ETB scaffold permits rapid screening ability for lead identification and easily scalable production, which Molecular believes offers an opportunity to provide meaningful clinical benefits in oncology with more efficient capital expenditures than current treatments. Molecular believes the differentiated biological activity innate to the ETB scaffold, particularly the ability to induce internalization and employ a differentiated mechanism of cell kill, may allow for differentiated clinical benefit in patients with relapsed or refractory disease as well as potential combination with standard of care therapies in earlier stage disease.

Molecular likens the extensive de-immunization work it has conducted on SLTA to the chimerization of monoclonal antibodies. Monoclonal antibody chimerization is a process for reducing immunogenicity when an antibody from one species is introduced into a different species. Chimerization allows for the wide-spread use of antibodies as human therapeutics across multiple disease settings. Molecular believes that the de-immunization of SLTA may allow for ETB use across multiple indications in oncology, including solid tumors.

Molecular has seen in both preclinical models and in its Phase I study that the differentiated mechanism of action employed by its ETBs can be effective in chemo-resistant tumor cells. Molecular believes this creates the potential for a rapid characterization of efficacy in carefully designed clinical trials in relapsed and refractory settings, particularly when targeting tumor markers that persist after treatment with multiple lines of therapy and whose targeting has been shown to provide a survival benefit. Molecular also has seen preclinically that its ETBs can have additive or synergistic activity in combination with a number of small molecule agents including chemotherapeutics, immunomodulatory agents and tyrosine kinase inhibitors. Molecular believes that the ability of ETBs to be additive or synergistic to a variety of current treatments may allow for combination therapy in earlier lines of disease.

Molecular believes its efforts have allowed and will continue to allow Molecular to develop ETBs against well-validated targets and new targets, enabling a phenotypically based clinical trial design that may result in shorter development timelines with lower associated costs. More specifically:

•	Molecular’s research and design platform allows it to rapidly select lead ETBs from a comprehensive screen. Molecular’s ETB platform utilizes a suite of integrated technologies to screen ETB libraries for lead identification. Molecular performs initial preclinical screens on ETBs with lead selection around potency, affinity and expression. These screens typically take six to eight weeks. Critical components of Molecular’s approach include:

•	The proprietary optimization of the genetic fusion between the immunoglobulin-targeting domain and Molecular’s proprietary SLTA scaffold;

•	The proprietary de-immunizing modifications made to the SLTA scaffold, which reduce both adaptive and innate immune responses to ETBs;

•	Rapid screening for potency, affinity and specificity against target expressing versus non-expressing cells; and

•	Early evaluation of protein expression and stability of potential lead ETB candidates.

•	Molecular’s ability to create lead ETBs to well-validated targets reduces the risk of target-mediated side effects and increases the likelihood of obtaining meaningful clinical benefit. Molecular has deployed its technology against targets in oncology that are central to disease progression and that are known to persist after a given modality has failed. Molecular believes these targets reduce the risk of clinical failure from either unacceptable target-mediated adverse events or from a failure to impact disease outcome because of loss of the target. For example, Molecular’s lead compound, MT-3724, targets the B-cell surface marker CD20. CD20 appears central to B-cell malignancies, and the FDA has approved multiple antibody therapies targeting CD20. Destruction of CD20-expressing cells has not been found to cause significant damage to the patient, known as severe toxicity. CD20 cell surface expression persists in the majority of patients who have progressed after treatment with a CD20 monoclonal antibody. Because of its centrality to disease progression, lack of associated toxicities and persistence after treatment failure, Molecular chose targeting of CD20 for Molecular’s lead ETB program. Molecular used a similar rationale in the selection of Molecular’s current pipeline, including ETBs targeting CD38 and HER2, which are targets central to disease outcome that persist after a given modality has failed.

•	Molecular’s ETB platform allows Molecular to rapidly identify ETBs to targets and select patients in the Phase I clinical trials that phenotypically match that ETB program. Molecular can screen a library of single chain variable fragments, or scFvs, expressed in Molecular’s ETB scaffold to a given target in six to eight weeks. The pharmacokinetic and ADME profile of these compounds are similar and relatively predictive in humans based on animal models. Once the lead is selected and IND-enabling studies are completed, Molecular can enrich a Phase I trial with only patients expressing the target of the ETB. In these Phase I trials, Molecular can get a faster read on safety as well as efficacy than is possible in many drug development programs. Molecular’s current Phase I trial with MT-3724 established the PK, ADME, dose-limiting toxicity, or DLT, recommended Phase II dose and monotherapy efficacy after just 21 patients were treated.

Molecular’s Strategy

Molecular’s goal is to bring the right ETBs to the right patients to provide long-lasting benefits that ultimately improve patients’ lives. To achieve its goal, Molecular is:

•	Implementing development strategies that capitalize on the differentiated pharmacological features of Molecular’s ETB technology and the validated nature of the targets it has chosen. Molecular believes the target specificity of its ETBs, their ability to self-internalize, their potent and differentiated mechanism of cell kill and their safety profiles will provide opportunities for the clinical development of these agents to address multiple cancer types. For example, Molecular is aggressively developing its lead product MT-3724 as a single agent therapy for relapsed and refractory diffuse large B-cell lymphoma, or DLBCL, patients and in combination with approved therapies in earlier stages of high-risk DLBCL. The targeting of CD20 with antibody therapeutics is known to confer clinical benefit in these settings. MT-3724’s differentiated mechanism of action, safety and pharmacological profiles targeting CD20 may provide an advantage over other modalities. Given the unique mechanism of direct cell-kill, via ribosome inactivation, Molecular believes there is the potential for combination or sequential drug strategies that may be unique to its ETB drug candidates. Further, although the safety data for MT-3724 is still preliminary, Molecular believes the different PK and ADME profiles of its ETBs may allow them to be more appropriate therapies for certain patient populations, particularly those who are unable to tolerate intensive chemotherapy as primary or conditioning therapy. Molecular believes all of these attributes will enable Molecular to pursue development strategies not feasible with other therapeutic approaches.

•	Efficiently building a broad pipeline of ETB therapeutics targeting defined patient populations through the use of Molecular’s research and design platform. Molecular believes its research and design platform is an efficient and productive discovery and development engine that can identify new targets across multiple cell types with the aim of creating a portfolio of novel, targeted ETBs. By selecting tumor targets best suited to ETB biology, Molecular can prioritize indications, including potential niche indications and/or niche subsets of indications. Molecular believes this will enable Molecular to build a clinical population of patients who may be more likely to respond to its therapies, allowing Molecular to potentially shorten development timelines and lower associated costs.

•	Maximizing the value of Molecular’s early pipeline through the continual improvement of Molecular’s technology. Since the founding of the company, Molecular has made substantial progress in improving its ETB technology. Molecular’s lead compound, MT-3724, is a first-generation ETB utilizing a minimally altered SLTA and a first-generation fusion between the SLTA and the antibody domains. Molecular’s second-generation ETBs utilize a proprietary SLTA that has been heavily modified to dramatically reduce innate and adaptive immunogenicity. In addition, the second-generation compounds utilize a new approach for the genetic fusion of the SLTA and antibody domain that enhances the potency of Molecular’s ETBs. Molecular has now created a third generation of ETBs that retain the properties of the second generation but add the ability to deliver foreign class I antigens into target cells for expression in complex with MHC class I molecules on the target cell’s surface. Molecular has shown preclinically that certain foreign antigens can be functionally recognized by human T-cells and believes this represents a differentiated approach to immuno-oncology.

•	Building a fully integrated discovery-to-commercial oncology company focused on compounds with unique and differentiated biology. Molecular believes that differentiated mechanisms of action are crucial for improving outcomes in oncology. Molecular has created a robust translational platform that Molecular believes allows it to create a sustainable, novel pipeline of ETBs with differentiated mechanisms of tumor destruction, relatively predictable PK and ADME, and scalable and economical manufacturing. If MT-3724, MT-4019, MT-5111 or any future product candidates Molecular may develop are approved, Molecular will consider commercializing them itself in select markets.

Molecular’s Engineered Toxin Body (ETB) Platform Technology

Although chemotherapy remains the cornerstone of treatment for most cancers, the advent of new and targeted classes of therapies has dramatically changed outcomes in the treatment of disease. The advent of monoclonal antibodies, signal transduction inhibitors and, most recently, immune-oncologics have provided substantial clinical benefit in both the relapsed and refractory setting and in combination in earlier lines of therapy. Molecular believes that ETBs can represent a new class of targeted agents with differentiated biology that are well-positioned to potentially improve outcomes in cancer patients.

ETBs appear to induce the internalization of non- or poorly-internalizing targets, have a differentiated mechanism of action (enzymatic and irreversible ribosome inactivation), have relatively predictable PK and ADME profiles and can be readily manufactured to GMP standards. Molecular’s research and design platform allows for the rapid (six to eight weeks) in vitro selection of a lead ETB to a given target based on affinity and specificity, potency and expression. Lead selection is confirmed through the use of animal models to verify PK, ADME and potency. Molecular’s first generation ETB is represented by MT-3724. Molecular’s first generation ETBs possess potent direct cell killing effects via a differentiated mechanism of action, can force receptor internalization, but do not use a de-immunized scaffold. Because MT-3724 is being developed for treating B-cell malignancies, where patients are typically immuno-compromised, Molecular did not believe de-immunization was critical in most patients; this hypothesis has been supported by clinical data in DLBCL patients.

Molecular’s second-generation ETBs have higher potency than its first-generation ETBs and possess a de-immunized scaffold that elicits significantly reduced innate and adaptive immunogenic responses as demonstrated in Molecular’s preclinical and animal studies (presented at the 2017 American Association for Cancer Research, or AACR, Annual Meeting). With Molecular’s third-generation ETBs, Molecular has now begun to explore a unique approach to immuno-oncology, which is referred to herein as “Antigen Seeding.” Molecular is currently building out animal models to further validate and screen ETB candidates support this approach.

Molecular believes that its proprietary ETB technology platform represents a differentiated approach in oncology. ETBs possess the targeting specificity of antibody-based therapeutic approaches but deliver highly potent payloads that disrupt protein synthesis, a fundamental function of a cancer cell, in a manner not subject to traditional chemotherapy resistance mechanisms or target internalization limitations, as with ADCs. Molecular also is seeking to exploit the ETB’s ability to force internalization against receptors that do not normally internalize to expand the universe of potential targets subject to pharmaceutical treatments. MT-3724 highlights this capability and approach. MT-3724 targets CD20, which is a canonical non-internalizing receptor not susceptible to traditional chemo-based ADC approaches. Also as described earlier, ETBs are easily manufactured to GMP standards and do not require intensive logistical and manufacturing infrastructure to support their manufacture and distribution.

Novel mechanisms of action are needed in oncology treatment, and Molecular believes that differentiated mechanisms of action that are innate to the ETB platform technology puts its ETBs into a distinct class of biologic therapies that may offer unique benefits over existing treatment modalities.

ETB Product Pipeline

Molecular is developing a pipeline of ETBs that Molecular believes will provide a meaningful and long-lasting benefit to cancer patients. Molecular plans to develop each of these as single agents and/or in combination with other therapies, as applicable. The following table depicts Molecular’s current pipeline:

MT-3724—ETB Targeting CD20

Overview

CD20 is expressed on 90% of B-cell non-Hodgkin’s lymphoma, or NHL, cells and is a non-internalizing receptor. Rituxan (rituximab), an antibody to CD20, is approved for treatment of NHL in both the front and second-line settings. However, Rituxan has limited direct cell-kill effects against CD20-expressing cells. Instead, it works through indirect methods of recruiting immune responses to CD20-expressing cells through antibody dependent cell-mediated cytotoxicity, or ADCC, and/or complement dependent cytotoxicity, or CDC. Rituxan’s indirect cell-kill mechanism’s reliance on a favorable tumor microenvironment for immune stimulation is problematic because it allows multiple points where resistance can emerge. Therefore, direct cell-kill approaches that target CD20-expressing lymphomas are attractive. Two such agents are currently approved, the radioisotope-conjugated antibodies Bexxar, developed by GlaxoSmithKline, and Zevalin, developed by IDEC Pharmaceuticals (now part of Biogen), both of which use ionizing radiation to induce direct cell-kill without internalization being necessary. These radioisotope conjugated antibodies are more effective than naked anti-CD20 antibody approaches such as Rituxan and HuMax-CD20 in the relapsed or refractory indolent NHL setting because they are far less dependent on the physiology of the tumor. However, despite their favorable efficacy profile, Bexxar and Zevalin are considered commercial disappointments and have not been widely adopted by oncologists primarily due to the constraints associated with the administration of nuclear medicines. Radioimmunotherapies are difficult to administer, with few institutions licensed for nuclear medicine. Because of these factors, the combined use of Bexxar and Zevalin accounted for only 4% of all administered second-line therapies for indolent NHL patients worldwide (seven major markets) despite superior clinical data in this setting. Molecular believes this provides a significant opportunity for a CD20-targeting therapy, such as MT-3724, that directly kills cells without the use of radioisotopes, preferably through a mechanism of action of cell kill that is also not subject to cross-resistance with chemotherapy or antibody approaches.

MT-3724 is a first-generation ETB specific to the B-cell marker CD20 protein. Molecular developed MT-3724 to provide a non-radioactive means of direct cell-kill targeted to CD20 for the treatment of NHL. The differentiated mechanism of action of MT-3724 involves binding to the surface protein CD20, forcing internalization into the target cell, retrograde transport to the cytosol and subsequent enzymatic and permanent ribosome-inactivation. Molecular is currently conducting a Phase I study of MT-3724 in patients with relapsed/refractory NHL.

Preclinical Overview

MT-3724 is a fusion protein which is comprised of the variable regions of the heavy (VH) and light chains (VL) of an anti-CD20 antibody connected with a short linker peptide (Figure 1) that make up a single-chain variable fragment, or scFv. This binding domain is genetically fused to a proprietarily engineered form of SLTA. Because MT-3724 lacks the fragment crystallizable, or Fc, portion of an intact antibody, MT-3724 does not rely on host antibody-dependent cellular toxicity, or ADCC, complement-dependent cytotoxicity, or CDC, or complement-mediated lysis to induce cell death. Naked antibody therapies rely on the induction of ADCC/CDC as the primary mechanisms of indirect cell-kill. Thus, Molecular believes MT-3724 may avoid the mechanisms of lymphoma cell resistance identified with the currently available anti-CD20 antibodies.

The three key biological properties of MT-3724 that reflect the differentiated biology of ETBs include:

•	forced internalization against CD20, a receptor that does not normally internalize;

•	self-routing through the cell to the cytosol; and

•	irreversible and enzymatic inactivation of target cell ribosomes.

Figure 1.                 MT-3724 drug product

Molecular conducted a study to evaluate the binding affinity and selectivity of MT-3724 to CD20+ cells, which demonstrated that MT-3724 bound to CD20+ expressing cell lines with specificity. MT-3724 gains entry into target cells through CD20-dependent binding. The binding of MT-3724 to CD20 is a critical step in cellular cytotoxicity induced by MT-3724.

In Vivo Results

MT-3724 has demonstrated potent and specific activity against a wide panel of CD20 expressing cancer cell lines, including Rituxan refractory patient samples. In addition to in vitro activity, Molecular has evaluated MT-3724 in a series of preclinical efficacy models that show its potent activity in destroying CD20 expressing human tumors. MT-3724 was generally well tolerated in these animal models. In one model, tumor responses were measured on Days 5, 10, 15 and 20 by bioluminescent imaging of Raji-luc tumors. Treatment with MT-3724 was tolerated and resulted in a statistically significant survival advantage in this model as shown in Figure 2:

Figure 2.                 Disseminated Raji-Luc Imaging

PBS	MT-3724 (2 mg/kg)

Molecular performed a study to determine the therapeutic potential of MT-3724 to inhibit the growth of CD20-expressing human lymphoma cells in a subcutaneous implant model in athymic nude mice. Molecular observed a significant anti-tumor response in MT-3724 treated mice. Specifically, Molecular concluded that administration of MT-3724 at both 2 mg/kg/dose and 4 mg/kg/dose demonstrated cytotoxic activity against human lymphoma cells in this xenograft tumor model, as shown in Figure 3. Treatment with MT-3724 was generally well tolerated in the animals.

Figure 3.                 Subcutaneous Raji Xenograft Tumor Volumes

Clinical Overview

MT-3724 is being developed for the treatment of patients with relapsed or refractory NHL who have relapsed following response to one or more anti-CD20 antibody therapies with or without other front-line therapies and for whom higher priority approved therapies (biologic, chemotherapeutic or stem cell transplantation) are not an option. The primary objectives of the multicenter Phase I clinical trial of MT-3724 were to establish the maximum tolerated dose, or MTD, and an appropriate dose for Phase II clinical trials. The secondary objectives of the Phase I clinical trial were to assess the safety, tolerability and pharmacokinetic profile of MT-3724 after intravenous dosing as well as to assess any biological and clinical activity. This Phase I clinical trial was not designed to show statistical significance of the study endpoints.

Molecular initially filed an IND application with the FDA on July 31, 2014, and Molecular received the notification from the FDA that it could proceed with the Phase I trial on August 29, 2014. The Phase I trial was a multi-center, open-label, multiple-dose Phase I/Ib, dose-escalation study of MT-3724 in subjects with relapsed, refractory B-cell NHL or chronic lymphocytic leukemia, or CLL. A total of 21 patients were treated with MT-3724 with doses ranging from 5 to 100 mcg/kg dose. Patients were dosed on a 3 times per week schedule over two weeks (6 doses) with a two-week hiatus for the first cycle as mandated by the FDA. Subsequent cycles were dosed over two weeks with a one-week hiatus. Originally, up to five cycles of treatment were allowed per protocol. This was subsequently amended to allow for extended dosing beyond five cycles.

Twenty-one patients were treated with escalating doses of MT-3724 starting at the 5 mcg/kg dose level. Nearly all patients experienced at least one adverse event, with peripheral edema, diarrhea, myalgia, cough, fatigue, constipation, nausea, anemia, stomatitis, pyrexia, dizziness, headache, insomnia, dyspnea, being the more commonly reported adverse events. During the study, there were no treatment-related deaths.

The first two patients treated in the 100 mcg/kg/dose cohort developed signs and symptoms of a systemic inflammatory response (a constellation of adverse events including a grade 2 decrease in serum albumin levels, which together were consistent with capillary leak syndrome) in the first cycle of treatment. Upon thorough evaluation of each case, the Data Monitoring Committee, or DMC, deemed the capillary leak syndrome the DLT and determined that the 100 mcg/kg/dose had exceeded the MTD and the cohort was closed to further enrollment. The symptoms related to the DLT were non-life threatening and resolved upon cessation of dosing MT-3724. Six patients were dosed at a reduced dose level of 75 mcg/kg cohort with no DLTs reported. The recommended Phase II dose will be 75 mcg/kg.

To date, 31 SAEs have been reported. Most these events were attributed to exacerbation of a pre-existing condition or disease progression. Both subjects in the 100 mcg/kg/dose cohort were withdrawn in cycle 1 for SAEs which the investigator and DMC assessed as DLTs and determined that the MTD had been exceeded.

Molecular has observed promising signals of efficacy for MT-3724 in treating non-Hodgkin’s lymphoma. Patients in the Phase I trial were of older age (median = 67) and heavily pre-treated with a median number of prior therapies of four. Those patients with ≤ four prior therapies (n=5) were generally chemo-intolerant patients who could not sustain multiple lines of chemo-based regiments. The majority of patients were of the DLBCL subtype (n=16). Of the 14 DLBCL patients who received at least one cycle of MT-3724, eight patients entered the trial with low levels of serum anti-CD20 antibody while six patients had high levels of anti-CD20 antibody. As reported in Molecular’s presentation to the 2016 American Society of Hematology Annual Meeting, or the 2016 ASH Meeting, patients with high anti-CD20 antibody did not respond to MT-3724, presumably due to target inaccessibility. In the eight DLBCL patients with low CD20 antibody, the observed objective response rate, or ORR was 25% (2/8) including a partial response, or PR, and a complete metabolic response, or CMR. Molecular observed clinical responses starting at the lowest dose level of 5 mcg/kg as shown in Figure 4. The patient who achieved a CMR was eligible for and received an allogeneic stem cell transplant, or SCT. Three patients had stable disease, or SD, with tumor reductions of 19% (10 mcg/kg), 48% (75 mcg/kg), and 49% (100 mcg/kg), respectively. The patient at 100 mcg/kg with 49% tumor reduction had received only a single dose of MT-3724 at the time of measurement. The remaining three patients had progressive disease, or PD. Notably, three of the eight DLBCL patients received fewer than two cycles of MT-3724 due to early withdrawal from the study (including the two patients at the DLT dose of 100 mcg/kg). Lower levels of anti-drug antibodies, or ADAs, were observed among DLBCL patients and did not appear to neutralize the efficacy of MT-3724 in patients.

Figure 4. PET images for DLBCL patient in the 5 mcg/kg dose cohort

Based on the clinical effect observed among DLBCL patients, Molecular has opened up an expansion study as part of the Phase I trial to further explore the potential of MT-3724 in DLBCL. Molecular expects to enroll up to nine additional DLBCL patients at the 75 mcg/kg dose level. Molecular expects to start reporting on this expansion study in early 2018. Furthermore, Molecular is planning to develop MT-3724 in combination with chemotherapy-based standards of care for high-risk, treatment-naïve DLBCL patients. A patient is considered to be treatment naive if they have never undergone treatment for DLBCL. Although treatment with the CD20 antibody Rituxan in combination with chemotherapy remains the standard of care treatment with curative intent for all treatment-naïve DLBCL patients, the presence of certain prognostic markers is associated with relapse and rapid disease progression. Molecular plans to combine MT-3724 with the standard of care for these high-risk patients to potentially improve overall survival and cure rates in this disease. Molecular plans on initiating its Phase II trials in treatment-naïve DLBCL patients in the second half of 2017.

Recent Presentations

MT-3724 AACR presentation: In April 2017, Molecular presented preclinical data for Molecular’s MT-3724 lead compound at the AACR annual conference. MT-3724 is a first-generation compound and, as such, is not de-immunized. Nevertheless, to date, Molecular has not seen a high level of neutralizing antibodies in patients treated with MT-3724, likely because of the nature of their disease (B-cell malignancy) and their prior therapies (B-cell depleting agents). The MT-3724 presentation at AACR demonstrated the reduction in anti-drug antibodies, or ADAs, seen when MT-3724 was co-administered with sirolimus in both murine and non-human primate, or NHP, models. These data may be useful in guiding clinical development of MT-3724 if Molecular does begin to see significant levels of ADAs to patients treated with MT-3724. Additionally, researchers at MD Anderson Cancer Center presented preclinical data on MT-3724 potency against mantle cell lymphoma samples. Researchers demonstrated a substantial survival advantage in a xenograft model using a patient-derived mantle cell lymphoma.

MT-4019—ETB Targeting CD38

Overview

CD38 is a single-chain type II transmembrane glycoprotein that is expressed by a variety of hematologic cells in an activation- and differentiation-dependent manner. Its cellular functions are involved in the regulation of cell proliferation and survival. CD38 is expressed at high rates on patient myeloma samples, making it an important marker and potential target in the development of targeted biologics.

Daratumumab (Genmab/Johnson and Johnson) received FDA approval in 2015. Daratumumab is a monoclonal antibody that binds CD38 on multiple myeloma cells and induces cell death indirectly. A careful analysis of patients treated with daratumumab in the Phase II pivotal trial for approval in fourth-line myeloma patients reveals that CD38 expression persists after patients have progressed on daratumumab and that the myeloma cells of patients who relapsed after daratumumab treatment showed an increase in cell surface receptors (CD55 and CD59) that inhibit daratumumab’s ability to recruit an immune response to the myeloma cells (Nijhof et al., 2016). Persistence of a surface marker central to disease strongly suggests that a different modality targeting that surface marker and that is not cross-resistant to antibody therapy may provide substantial clinical benefit in myeloma.

Despite cell specific expression, an antibody-drug conjugate, or ADC, approach to CD38 has not been developed, likely because CD38 does not efficiently internalize, thereby limiting the amount of drug that could be delivered to myeloma cell. Because SLTA can force its own internalization and enzymatically inhibit ribosome function, Molecular theorized that the lack of internalization seen with CD38 might not prevent the engineering of a potent and specific ETB targeted to CD38.

MT-4019 is Molecular’s most advanced second-generation ETB and specifically targets CD38. The compound was evaluated in many of the same preclinical assays as daratumumab. Daratumumab (trade name Darzalex®) is an anti-cancer drug originally developed by Genmab. Based on published daratumumab xenograft data, MT-4019 appears to have more potent direct cell-kill activity and more rapid and pronounced activity when tested in the identical xenograft model. However, the mechanism of action of MT-4019 is wholly different than daratumumab, and Molecular believes that MT-4019 may be active in CD38+ myeloma patients that have failed treatment with an anti-CD38 antibody.

The proposed development plan for MT-4019 is modeled on that of daratumumab. After a robust response rate in its Phase I trial, daratumumab was granted Breakthrough Therapy Designation, and its expanded Phase II trial (N=106) was considered sufficient for registration. If similar efficacy is seen with MT-4019, Molecular believes its CPRIT grant funding dedicated to this program may be sufficient to advance MT-4019 through a pivotal trial.

Preclinical Data with MT-4019

MT-4019 Structure

MT-4019 utilizes Molecular’s second-generation scaffold in which the fusion of the scFv to the SLTA has been optimized and in which the SLTA portion of the ETB has been de-immunized. MT-4019 has high affinity for the CD38 receptor and potent and specific cell-kill activity against CD38-expressing cells.

Figure 5. MT-4019 Drug Product

De- immunized SLTA scaffold

The host immune response to bacterial proteins used in the treatment of solid tumors has historically prevented prolonged dosing and limited the utility of immunotoxins as a class of molecules. There has been much greater success with immunotoxins in hematological malignancies, as patients tend to be immunosuppressed due both to the nature of their disease and the drugs used in treatment (Kreitman et al., 2006). Multiple myeloma patients show a decreased immune response to bacterial proteins (Jacobson, et al., 1986), and Molecular has further reduced the likelihood of neutralizing antibodies by using its proprietary de-immunized SLTA, as shown in Molecular’s MT-4019 presentation at the 2017 AACR Annual Meeting.

MT-4019 Binding Specificity

MT-4019 showed high-affinity binding to recombinant CD38 protein and to the CD38+ myeloma H929 cell line. MT-4019 shows no binding to a non-specific protein.

MT-4019 In Vitro Activity

MT-4019 shows extremely potent and specific cell-kill activity against cells that express CD38. MT-4019 was tested for cell-kill activity on H929 and HDLM-2 cells, two commonly used cell lines that are CD38+ and CD38-, respectively. The IC50 (the concentration at which 50% of cells are killed) for MT-4019 was calculated as 16 picomolar (pM) against H929 cells, but Molecular did not observe any measurable cell-kill with MT-4019 against CD38-HDLM-2 cells. A full summary of cell kill is presented in Table 1. There is a relationship between cell-kill potency and level of CD38 expression.

Table 1. Summary of Cell-Kill Activity for MT-4019

Cell Line	Type	CD38 Expression Level	CD50(1)
H929	Multiple myeloma	+++	16 pM
Daudi	B-lymphoblast	+++	58 pM
ST486	B-lymphoblast	+++	41 pM
MOLP-8	Multiple myeloma	++	228 pM
BC3	B-lymphocyte	++	180 pM
IM-9	Multiple myeloma	—	>>100 nM
HDLM-2	B-lymphoblast	—	>>100 nM
L1236	B-lymphoblast	—	>>100 nM

(1)	pM = picomolar; nM = nanomolar

The potency of MT-4019 compares favorably with that reported for daratumumab, but direct comparisons are difficult as daratumumab requires the addition of effector cells for cytotoxicity. In an assay measuring the potency of CDC-mediated cell-kill of daratumumab against Daudi cells, the CD50 was reported to be approximately 800pM compared to 58pM with MT-4019 (de Weers et al., 2011). What is likely to be more important than the improved potency seen with MT-4019, though, is its wholly distinct mechanism of action. In patients who have progressed after CD38 treatment but still retain CD38 expression, the direct mechanism of cell kill seen with MT-4019 may be relevant.

MT-4019 In Vivo Activity: MTD Study

MT-4019 and MT-3724 were tested in CB17 SCID mice to determine the maximal tolerated dose, or MTD, of the drug. Mice were dosed via IP injection with either MT-3724 at 1 or 2mg/kg or MT-4019 at 1, 2, or 4 mg/kg. Dosing was three times weekly for two weeks, and cageside observations and body weight measurements were conducted. The doses of MT-4019 were selected based on experience with MT-3724.

The MTD for MT-4019 was not identified within the dose range tested. No deaths were observed during dosing or the recovery period. Average body weight loss appeared dose-dependent with the highest loss for MT-4019 occurring in the 4 mg/kg arm, but even in this arm mean body weight loss was still no more than 5% of baseline (Figure 6). By comparison, at the 2 mg/kg dose for MT-3724, mean body weight loss was 10%.

Figure 6. Murine Safety Study

MT-4019 In Vivo Activity

Molecular replicated the Daudi cell xenograft model used with daratumumab (de Weers, et al.) with MT-4019 to confirm in vivo activity. Molecular implanted luciferase-expressing Daudi cells (2.5 X 106 Daudi cells as in the daratumumab study) in SCID mice and administered varying doses of MT-4019. Due to the smaller size of the younger age mice used in the MT-4019 study (5-6 weeks), compared to the daratumumab study (8-10 weeks), the tumor burden per mass was larger for mice in the MT-4019 study. There was variability in tumor enlargement between the daratumumab and MT-4019 models. As measured by the integrated light intensity, tumors were significantly larger at peak in the MT-4019 model than in the daratumumab model (1.5X1011 photons per second in control animals for MT-4019 vs. up to 1.0X107 integrated light intensity in control animals for daratumumab). Because of the much shorter half-life of MT-4019, six administrations were given over two weeks as opposed to one administration of daratumumab.

By Day 40, a statistically significant difference was seen between mice treated with the vehicle control and mice treated with MT-4019 (Figure 7A). Tumor imaging clearly shows the difference between the treated and untreated mice by day 22 (Figure 7B).

Figure 7. MT-4019 Daudi-luc Disseminated Xenograft

Figure 7. SCID mice were injected intraveneously with 2.5 X 106 Daudi cells expressing luciferase. After 1hr, the first dose of MT-4019 or Vehicle was administered intraperitoneally. In total, six doses of MT-4019 were administered over two weeks on a Monday-Wednesday-Friday schedule. Total BLI was measured. Representative imaging for mice treated with Vehicle or 0.5 mg/Kg of MT-4019 at Day 22 are shown in Figure 7B.

MT-4019 Combination Activity

MT-4019 was combined in vitro with pomalidomide, an immunomodulatory imide drug, or IMiD, and approved standard of care for refractory multiple myeloma. H929 cells were pre-treated for either 24 or 72 hours with pomalidomide and then treated with MT-4019. An isobologram was calculated to determine whether there was a synergistic effect between the two agents. Strong synergy was demonstrated (Figure 8) which is likely due to both the differences in mechanism of action between the agents as well as the target for MT-4019 as pomalidomide has been shown to increase the expression of CD38 (Boxhammer, et al., 2015). The differences in mechanism of cell-kill and the effect of pomalidomide on CD38 expression may make the combination of these agents worth exploring in the clinic.

Figure 8. Combination Study with Pomalidomide

Clinical and Regulatory Plan

Molecular has begun to pursue GMP manufacturing for MT-4019. Molecular has substantial expertise with the GMP manufacture of ETBs based on its successful production of MT-3724. Molecular has a non-GMP facility in-house and has conducted seven GMP campaigns with MT-3724. From its experience with MT-3724,

Molecular believes it can transfer expression of MT-4019 and complete manufacturing for GLP toxicity studies within six months. Based on expression and process improvements, MT-4019 is expected to have similar or better yields than MT-3724.

Molecular expects to initiate IND-enabling studies to fully characterize MT-4019 based on toxicology and pharmacology in 2017. Molecular expect to initiate a Phase I clinical trial for MT-4019 in 2018. The Phase I trial will be conducted as a single-arm, open-label, multi-center, dose escalation study in patients with CD38+ relapsed/refractory multiple myeloma. Molecular was awarded a $15.2 million grant from CPRIT for the development of MT-4019. Molecular expects this grant to cover the cost of IND-enabling studies and the Phase I and Phase II trials for MT-4019.

Recent Presentations

MT-4019 AACR presentation. Molecular presented data on MT-4019, Molecular’s second-generation ETB targeting CD38, at the AACR Meeting in April 2017. The CD38 receptor has been shown to persist in patients after they stop responding to daratumumab, which is a monoclonal antibody that works with a person’s immune system. Monoclonal antibodies attach themselves to multiple myeloma cells and directly kill them and/or signal to the immune system to destroy them. CD38 is a poorly internalizing receptor, rendering it unsuitable for targeting with standard antibody-drug conjugates, or ADCs. Unlike chemotherapy, ADCs are intended to target and kill only the cancer cells and spare healthy cells. ADCs are complex molecules composed of an antibody linked to a biologically active cytotoxic (anticancer) payload or drug. Molecular believes CD38 is an excellent target for Molecular’s ETB technology. After a robust screening process, Molecular identified MT-4019 as Molecular’s lead ETB to CD38. MT-4019 utilizes Molecular’s second-generation ETB scaffold and, in the AACR presentation, Molecular demonstrated potent cell-kill activity against CD38-expressing tumor cells with 50% inhibitory concentrations (IC50) achieved at picomolar concentrations of the drug. MT-4019 also demonstrated reduced innate and adaptive immunity in murine and NHP models. Molecular believes this level of decreased immunogenicity has not been previously reported. Molecular anticipates moving MT-4019 into clinical trials in 2018.

Next Generation ETB Targets

Molecular has launched additional programs against the key targets HER2 and PD-L1. Molecular selected HER2 as a target because of its validated role in breast cancer. Targeting HER2 with different modalities (antibody, small molecule and ADC) has shown clinical benefit, and the target is known to persist after a given modality has failed. The clinical benefit seen with Kadcyla (an ADC to HER2) strongly suggests that a direct cell-kill approach to HER2 can be well tolerated in patients. Molecular believes that attacking HER2-expressing tumor cells with a differentiated mechanism of destruction may provide meaningful clinical benefits, even in patients whose disease has progressed on other HER2-targeted modalities. Molecular’s lead HER2 ETB, MT-5111, has shown potent picomolar activity in Kadcyla insensitive HER2+ cell lines and has shown additive or synergistic benefit in vitro with Kadcyla in HER2+ cell lines.

In the case of Molecular’s ETB program targeting the PD-L1 receptor, Molecular has focused on targeting PD-L1 with a direct cell-kill approach rather than using it to induce an immune response. PD-L1 is a focal point for immuno-oncology checkpoint antibodies; its expression on tumors is known to downregulate CD8 T-cell activity against tumor cells. Molecular believes that targeting PD-L1 in this manner may overcome resistance to checkpoint inhibitors dependent on T-cell infiltration and changes in the tumor microenvironment.

ETB Research & Development Partnerships

Takeda Pharmaceuticals

In October 2016, Molecular entered into a collaboration and option agreement with Takeda to discover and develop CD38-targeting ETBs, which includes MT-4019 for evaluation by Takeda. Under the terms of the agreement, Molecular is responsible for providing to Takeda (i) new ETBs generated using Takeda’s proprietary fully human antibodies targeting CD38 and (ii) MT-4019 for in vitro and in vivo pharmacological and anti-tumor efficacy evaluations. Molecular granted Takeda an exclusive option to negotiate and obtain an exclusive worldwide license to develop and commercialize any ETB that may result from this collaboration, including MT-4019. Molecular is entitled to receive up to $2.0 million in technology access fees and cost reimbursement associated with Molecular’s performance and completion of Molecular’s obligations under the agreement. To date, Molecular has received $1.0 million under this agreement.

Other Research & Development Collaborations

Henry M. Jackson Foundation

In July 2014, Molecular entered into a non-exclusive license agreement for certain biological materials for use in conjunction with the development of Molecular’s lead clinical stage ETB MT-3724. Under the terms of the agreement, Molecular is required to pay the Henry M. Jackson Foundation aggregate payments totaling $110,000 with respect to this license.

Manufacturing

Molecular relies on third-party contract manufacturing organizations, known as CMOs, to manufacture and supply Molecular with GMP drug substance and drug product materials to support Molecular’s clinical trials and anticipate doing so for the foreseeable future. The manufacturing processes for MT-3724, MT-4019 and other preclinical ETB candidates have been developed by Molecular’s manufacturing staff. Once a process is developed and defined for an ETB, it is transferred to CMOs to scale-up and optimize for manufacturing that conforms to current GMP (“cGMP”) standards.

Molecular has established well-defined, cost efficient manufacturing under GMP, including bioanalytical, quality control and quality assurance, logistics, distribution and supply chain management. After manufacturing, Molecular’s ETB candidates are tested and released by Molecular’s analytical and quality systems staff in conjunction with some select contract research organizations, or CROs. The quality control organization performs a series of release assays designed to ensure that the product meets all applicable specifications. Molecular’s quality assurance staff also reviews manufacturing and quality control records prior to batch release in an effort to assure conformance with cGMP as mandated by the FDA and foreign regulatory agencies.

Molecular’s manufacturing staff is trained and routinely evaluated for conformance to rigorous manufacturing procedures and quality standards. This oversight is intended to ensure compliance with FDA and foreign regulations and to provide consistent ETB output. Molecular’s quality control and quality assurance staff is similarly trained and evaluated as part of Molecular’s effort to ensure consistency in the testing and release of the product, as well as consistency in materials, equipment and facilities.

For the purposes of internal research and support for Molecular’s ongoing collaborations, Molecular has small scale manufacturing capabilities that are sufficient to manufacture drug materials for preclinical research.

Intellectual Property Portfolio

Molecular seeks to protect proprietary rights to its platform technologies through a combination of patents and patent applications, trade secrets and know-how. Molecular’s platform technologies include ETBs directed to specific molecular targets, in which a Shiga toxin A subunit construct is linked to an immunoglobulin domains directed to the target, and their uses for treating cancer, killing cancer cells and selectively delivering payload molecules into a target cell. Molecular’s platform technologies also include various ETB scaffolds regardless of target, and the Shiga toxin components of ETBs, including improved Shiga toxin A subunit constructs having disruptions of B-cell epitopes and/or T-cell epitopes for reduced immunogenicity when used in ETB scaffolds.

To cover its proprietary technologies and its current pipeline of proprietary ETB products and related methods, such as methods of use, Molecular has filed patent applications representing 11 international patent families, together covering 72 pending regional and national applications worldwide, including 12 pending U.S. patent applications and 60 foreign patent applications currently pending in the regional European Patent Office and nine other jurisdictions outside of the U.S. (Australia, Canada, China, Hong Kong, Israel, India, Japan, South Korea and Mexico). Molecular also has provisional rights pending in seven U.S. provisional patent applications.

Molecular’s patent families covering ETBs and modified ETB scaffolds for the targeted killing of cancer cells or for the selective delivery of molecules into a target cell include 10 internationally filed patent families. Patent rights in these patent families, if granted, will expire without extension in 2034-2036. Molecular also has a patent family directed to the screening of large ETB libraries, in which patent rights, if granted, will expire without extension in 2035. With respect to its ETB pipeline, Molecular’s lead compound which targets CD20, MT-3724, and pharmaceutical compositions and uses of MT-3724, are covered by two international patent families. Patent rights in these patent families, if granted, will expire without extension in 2034 and 2036. Molecular’s current pipeline also includes ETBs which target CD38 (MT-4019) and HER2 (MT-5111), covered by at least one international patent family from which patent rights, if granted, will expire without extension in 2036.

Government Regulation

Government authorities in the United States at the federal, state and local level and in other countries regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug and biological products, such as MT-3724, MT-4019, and any future product candidates. Generally, before a new drug or biologic can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.

U.S. drug development

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations and biologics under the FDCA, the Public Health Service Act, or PHSA, and their implementing regulations. Both drugs and biologics also are subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or post-market may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product recalls or market withdrawals, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on Molecular. MT-3724, MT-4019 and any ETB product candidates must be approved by the FDA through either a NDA or Biologics Licensing Application, BLA, process before they may be legally marketed in the United States. The process generally involves the following:

•	Completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with GLP requirements;

•	Submission to the FDA of an IND, which must become effective before human clinical trials may begin;

•	Approval by an independent institutional review board, or IRB, or ethics committee at each clinical trial site before a trial may be initiated at that site;

•	Performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, good clinical practice requirements, or GCP, and other clinical trial-related requirements to establish the safety and efficacy of the investigational product for each proposed indication;

•	Submission to the FDA of an NDA or BLA;

•	A determination by the FDA within 60 days of its receipt of an NDA or BLA that the NDA or BLA is sufficiently complete to permit a substantial review, in which case the NDA or BLA is filed;

•	Satisfactory completion of a FDA pre-approval inspection of the manufacturing facility or facilities where the drug or biologic will be produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the drug or biologic’s identity, strength, quality and purity;

•	Potential FDA audit of the preclinical and/or clinical trial sites that generated the data in support of the NDA or BLA; and

•	FDA review and approval of the NDA or BLA, including consideration of the views of an FDA advisory committee, if one was involved, prior to any commercial marketing or sale of the drug or biologic in the United States.

The preclinical testing, clinical trials and the approval process requires substantial time, effort and financial resources, and Molecular cannot be certain that any approvals for MT-3724, MT-4019 and any future product candidates will be granted on a timely basis, or at all. The data required to support an NDA or BLA are generated in two distinct developmental stages: preclinical and clinical. The preclinical developmental stage generally involves laboratory evaluations of drug chemistry, formulation and stability, as well as studies to evaluate toxicity in animals, which support subsequent clinical testing. The sponsor must submit the results of the preclinical studies, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. An IND is a request for authorization from the FDA to administer an investigational new drug to humans, and must become effective before human clinical trials may begin.

The clinical stage of development involves the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB at each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative, and must monitor the clinical trial until completed. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of an NDA or BLA. The FDA will accept a well-designed and well-conducted foreign clinical trial not conducted under an IND if the trial was conducted in accordance with GCP requirements, and the FDA is able to validate the data through an onsite inspection if deemed necessary.

Preclinical Studies and IND

Preclinical studies include laboratory evaluation of product chemistry and formulation, as well as in vitro and animal studies to assess the potential for adverse events and in some cases to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, to the FDA as part of an IND. Some long-term preclinical testing, such as animal tests of effects on reporduction and carcinogenicity, may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time, the FDA raises concerns or questions and places the IND on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical trials

Clinical trials generally are conducted in three sequential phases, known as Phase I, Phase II and Phase III, which may overlap.

•	Phase I clinical trials generally involve a small number of healthy volunteers or disease-affected patients who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacologic action, side effect tolerability and safety of the drug.

•	Phase II clinical trials involve studies in disease-affected patients to determine the dose required to produce the desired benefits. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, possible adverse effects and safety risks are identified and a preliminary evaluation of efficacy is conducted.

•	Phase III clinical trials generally involve a large number of patients at multiple sites and are designed to provide the data necessary to demonstrate the effectiveness of the product for its intended use, its safety in use and to establish the overall benefit/risk relationship of the product and provide an adequate basis for product approval. These trials may include comparisons with placebo and/or other comparator treatments. The duration of treatment is often extended to mimic the actual use of a product during marketing.

Post-approval trials, sometimes referred to as Phase IV clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase IV clinical trials as a condition of approval of an NDA or BLA.

Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the drug, findings from animal or in vitro testing that suggest a significant risk for human subjects and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure.

Phase I, Phase II and Phase III clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug or biologic has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee.

This group provides authorization for whether a trial may move forward at designated check points based on access to certain data from the trial. Concurrent with clinical trials, companies may perform additional animal studies and develop additional information about the chemistry and physical characteristics of the drug or biologic as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that MT-3724, MT-4019 and any future product candidates do not undergo unacceptable deterioration over their shelf life.

NDA/BLA and FDA Review Process

Following completion of the clinical trials, data are analyzed to assess whether the investigational product is safe and effective for the proposed indicated use or uses. The results of preclinical studies and clinical trials are then submitted to the FDA as part of an NDA or BLA, along with proposed labeling, chemistry and manufacturing information to ensure product quality and other relevant data. In short, the NDA or BLA is a request for approval to market the drug or biologic for one or more specified indications and must contain proof of safety and efficacy for a drug or safety, purity and potency for a biologic. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of FDA. FDA approval of an NDA or BLA must be obtained before a drug or biologic may be marketed in the United States.

Under the Prescription Drug User Fee Act, or PDUFA, as amended, each NDA or BLA must be accompanied by a user fee. FDA adjusts the PDUFA user fees on an annual basis. According to the FDA’s fee schedule, for fiscal year 2017, the user fee for an application requiring clinical data, such as an NDA or BLA, is $2,038,100. PDUFA also imposes an annual product fee for human drugs and biologics (approximately $97,750) and an annual establishment fee (approximately $0.51 million) on facilities used to manufacture prescription drugs and biologics. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs or BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA reviews all submitted NDAs and BLAs before it accepts them for filing, or it may refuse to file the application and request additional information. The FDA must make a decision on accepting an NDA or BLA for filing within 60 days of receipt. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA or BLA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has 10 months, from the filing date, in which to complete its initial review of a new molecular-entity (NME) or nonNME NDA or original BLA and respond to the applicant, and six months from the filing date of a NME NDA or original BLA designated for priority review. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs or BLAs, and the review process is often extended by FDA requests for additional information or clarification.

Before approving an NDA or BLA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMP requirements. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA also may audit data from clinical trials to ensure compliance with GCP requirements. Additionally, the FDA may refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions, if any. The FDA is not bound by recommendations of an advisory committee, but it considers such recommendations when making decisions on approval. The FDA likely will reanalyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process. After the FDA evaluates an NDA or BLA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A Complete Response Letter usually describes all of the specific deficiencies in the NDA or BLA identified by the FDA. The Complete Response Letter may require additional clinical data, including additional pivotal Phase III clinical trial(s) and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the NDA or BLA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the NDA or BLA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than Molecular interpret the same data.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making the product available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan drug designation must be requested before submitting an NDA or BLA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety or providing a major contribution to patient care or in instances of drug supply issues. Competitors, however, may receive approval of either a different product for the same indication or the same product for a different indication but that could be used off-label in the orphan indication.

Expedited Development and Review Programs

The FDA has a fast track program that is intended to expedite or facilitate the process for reviewing new drugs and biologics that meet certain criteria. Specifically, new drugs and biologics are eligible for fast track designation if they are intended to treat a serious or life threatening condition and preclinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Fast track designation applies to both the product and the specific indication for which it is being studied. The sponsor can request the FDA to designate the product for fast track status any time before receiving NDA or BLA approval, but ideally no later than the pre-NDA or pre-BLA meeting.

Any product submitted to the FDA for marketing, including under a fast track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. Any product is eligible for priority review if it treats a serious or life-threatening condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies.

The FDA will attempt to direct additional resources to the evaluation of an application for a new drug or biologic designated for priority review in an effort to facilitate the review. A product may also be eligible for accelerated approval, if it treats a serious or life-threatening condition and generally provides a meaningful advantage over available therapies. In addition, it must demonstrate an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, or IMM, that is reasonably likely to predict an effect on IMM or other clinical benefit. As a condition of approval, the FDA may require that a sponsor of a drug or biologic receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. If the FDA concludes that a drug or biologic shown to be effective can be safely used only if distribution or use is restricted, it will require such post-marketing restrictions, as it deems necessary to assure safe use of the product.

Additionally, a drug or biologic may be eligible for designation as a breakthrough therapy if the product is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints. The benefits of breakthrough therapy designation include the same benefits as fast track designation, plus intensive guidance from the FDA to ensure an efficient drug development program. Fast track designation, priority review, accelerated approval and breakthrough therapy designation do not change the standards for approval, but may expedite the development or approval process.

Pediatric Information

Under the Pediatric Research Equity Act, or PREA, an NDA or BLA or supplement to a NDA or BLA must contain data to assess the safety and efficacy of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of pediatric data or full or partial waivers. The Food and Drug Administration Safety and Innovation Act, or FDASIA, amended the FDCA to require that a sponsor who is planning to submit a marketing application for a drug that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within 60 days of an end-of-Phase II meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase III or Phase II/III study. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach an agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials and/or other clinical development programs.

Post-marketing Requirements

Following approval of a new product, the manufacturer and the approved product are subject to continuing regulation by the FDA, including, among other things, monitoring and record-keeping activities, reporting of adverse experiences, and complying with promotion and advertising requirements, which include restrictions on promoting approved drugs for unapproved uses or patient populations (known as “off-label use”). Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such uses. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use. Further, if there are any modifications to the drug or biologic, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new NDA/BLA or NDA/BLA supplement, which may require additional data from preclinical studies or clinical trials.

The FDA may also place other conditions on approvals including the requirement for REMS to assure the safe use of the product. If the FDA concludes a REMS is needed, the sponsor of the NDA or BLA must submit a proposed REMS. The FDA will not approve the NDA or BLA without an approved REMS, if required. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing. FDA regulations require that products be manufactured in specific approved facilities and in accordance with cGMPs. Molecular rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of Molecular’s products in accordance with cGMPs. These manufacturers must comply with cGMPs that require, among other things, quality control and quality assurance, the maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Manufacturers and other entities involved in the manufacture and distribution of approved drugs or biologics are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP requirements and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. The discovery of violative conditions, including failure to conform to cGMPs, could result in enforcement actions, and the discovery of problems with a product after approval may result in restrictions on a product, manufacturer or holder of an approved NDA or BLA, including recall.

Companion Diagnostics and Complementary Diagnostics

Molecular believes that the success of Molecular’s product candidates may depend, in part, on the development and commercialization of either a companion diagnostic or complementary diagnostic. Companion diagnostics and complementary diagnostics can identify patients who are most likely to benefit from a particular therapeutic product; identify patients likely to be at increased risk for serious side effects as a result of treatment with a particular therapeutic product; or monitor response to treatment with a particular therapeutic product for the purpose of adjusting treatment to achieve improved safety or effectiveness. Companion diagnostics and complementary diagnostics are regulated as medical devices by the FDA. The level of risk combined with available controls to mitigate risk determines whether a companion diagnostic device requires Premarket Approval Application, or PMA, approval or is cleared through the 510(k) premarket notification process. For a novel therapeutic product for which a companion diagnostic device is essential for the safe and effective use of the product, the companion diagnostic device should be developed and approved or 510(k)-cleared contemporaneously with the therapeutic. The use of the companion diagnostic device will be stipulated in the labeling of the therapeutic product.

Other Regulatory Matters

Manufacturing, sales, promotion and other activities following product approval may also be subject to regulation by other regulatory authorities in the United States in addition to the FDA, Depending on the nature of the product, those authorities may include the CMS, other divisions of the Department of Health and Human Services, the Department of Justice, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, OSHA, the Environmental Protection Agency and state and local governments.

For example, in the United States, sales and marketing must comply with state and federal fraud and abuse laws. These laws include the federal Anti-Kickback Statute, which makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer or pay any remuneration that is intended to induce or reward referrals, including the purchase, recommendation, order or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. Violations of this law are punishable by up to five years in prison, criminal fines, administrative civil money penalties and exclusion from participation in federal healthcare programs. In addition, the ACA, among other things, amends the intent requirement of the federal Anti-Kickback Statute and criminal healthcare fraud statutes created by HIPAA. A person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it. Moreover, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

Pricing and rebate programs must comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990 and more recent requirements in the ACA. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The failure to comply with any of these laws or regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, requests for recall, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals or refusal to allow a firm to enter into supply contracts, including government contracts. Any action against Molecular for violation of these laws, even if Molecular successfully defend against it, could cause Molecular to incur significant legal expenses and divert Molecular’s management’s attention from the operation of Molecular’s business. Prohibitions or restrictions on sales or withdrawal of future products marketed by Molecular could materially affect Molecular’s business in an adverse way.

Changes in regulations, statutes or the interpretation of existing regulations could impact Molecular’s business in the future by requiring, for example: (i) changes to Molecular’s manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of Molecular’s products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of Molecular’s business.

U.S. Patent-term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of MT-3724, MT-4019 and any future product candidates, some of Molecular’s U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit restoration of the patent term of up to five years as compensation for patent term lost during product development and FDA regulatory review process. Patent-term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent-term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA or BLA plus the time between the submission date of an NDA or BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The U.S. PTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, Molecular may apply for restoration of patent term for Molecular’s currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA or BLA.

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of a NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for a NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

An abbreviated approval pathway for biological products shown to be similar to, or interchangeable with, an FDA-licensed reference biological product was created by the Biologics Price Competition and Innovation Act of 2009, or BPCIA, as part of the ACA. This amendment to the PHSA, in part, attempts to minimize duplicative testing. Biosimilarity, which requires that the biological product be highly similar to the reference product notwithstanding minor differences in clinically inactive components and that there be no clinically meaningful differences between the product and the reference product in terms of safety, purity and potency, can be shown through analytical studies, animal studies and a clinical trial or trials. Interchangeability requires that a biological product be biosimilar to the reference product and that the product can be expected to produce the same clinical results as the reference product in any given patient and, for products administered multiple times to an individual, that the product and the reference product may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product without such alternation or switch. Complexities associated with the larger, and often more complex, structure of biological products as compared to small molecule drugs, as well as the processes by which such products are manufactured, pose significant hurdles to implementation that are still being worked out by the FDA.

A reference biological product is granted 12 years of data exclusivity from the time of first licensure of the product, and the FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product. “First licensure” typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest, or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength, or for a modification to the structure of the biological product that does not result in a change in safety, purity, or potency. Whether a subsequent application, if approved, warrants exclusivity as the “first licensure” of a biological product is determined on a case-by-case basis with data submitted by the sponsor.

Pediatric exclusivity is another type of regulatory market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing regulatory exclusivity periods. This six-month exclusivity, which attaches to both the twelve-year and four-year exclusivity periods for reference biologics, may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued “Written Request” for such a trial. Furthermore, a biological product seeking licensure as biosimilar to or interchangeable with a reference product indicated for a rare disease or condition and granted seven years of orphan drug exclusivity may not be licensed by the FDA for the protected orphan indication until after the expiration of the seven-year orphan drug exclusivity period or the 12-year reference product exclusivity, whichever is later.

European Union Drug Development

In the European Union, Molecular’s future products also may be subject to extensive regulatory requirements. As in the United States, drugs, which are referred to as medicinal products can be marketed only if a marketing authorization from the competent regulatory agencies has been obtained.

Similar to the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the EU clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the EU, the EU Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the member state regimes. Under the current regime, before a clinical trial can be initiated, a clinical trial application must be approved in each of the EU countries where the trial is to be conducted by two distinct bodies: the National Competent Authority, or NCA, and one or more Ethics Committees, or ECs. Under the current regime all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial have to be reported to the NCA and ECs of the Member State where they occurred. The EU clinical trials legislation currently is undergoing a transition process mainly aimed at harmonizing and streamlining clinical-trial authorization, simplifying adverse-event reporting procedures, improving the supervision of clinical trials and increasing their transparency.

European Union Drug Review and Approval

In the European Economic Area, or EEA, which is comprised of the 27 Member States of the European Union (including Norway and excluding Croatia), Iceland and Liechtenstein, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorizations.

•	The Community MA is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the European Medicines Agency, or EMA, and is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicines such as gene-therapy, somatic cell-therapy or tissue-engineered medicines and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU.

•	National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member States through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State, or RMS. The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics, or SPC, and a draft of the labeling and package leaflet, which are sent to the other Member States (referred to as the Member States Concerned) for their approval. If the Member States Concerned raise no objections, based on a potential serious risk to public health, to the assessment, SPC, labeling, or packaging proposed by the RMS, the product is subsequently granted a national MA in all the Member States (i.e., in the RMS and the Member States Concerned).

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

European Union New Chemical Entity Exclusivity

In the European Union, new chemical entities, sometimes referred to as new active substances, qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity. The data exclusivity, if granted, prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic application for eight years, after which generic marketing authorization can be submitted, and the innovator’s data may be referenced, but not approved for two years. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight years of those 10 years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are determined to bring a significant clinical benefit in comparison with currently approved therapies.

European Union Orphan Designation and Exclusivity

In the European Union, the EMA’s Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than 5 in 10,000 persons in the European Union community (or where it is unlikely that the development of the medicine would generate sufficient return to justify the investment) and for which no satisfactory method of diagnosis, prevention or treatment has been authorized (or, if a method exists, the product would be a significant benefit to those affected).

In the European Union, orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and 10 years of market exclusivity is granted following medicinal product approval. This period may be reduced to six years if the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. Orphan drug designation must be requested before submitting an application for marketing approval. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

Rest of the World Regulation

For other countries outside of the European Union and the United States, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. Additionally, the clinical trials must be conducted in accordance with GCP requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If Molecular fail to comply with applicable foreign regulatory requirements, Molecular may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Reimbursement

Sales of Molecular’s products will depend, in part, on the extent to which Molecular’s products will be covered by third-party payors, such as government health programs, commercial insurance and managed care organizations. In the United States no uniform policy of coverage and reimbursement for drug or biological products exists. Accordingly, decisions regarding the extent of coverage and amount of reimbursement to be provided for any of Molecular’s products will be made on a payor-by-payor basis. As a result, the coverage determination process is often a time-consuming and costly process that will require Molecular to provide scientific and clinical support for the use of Molecular’s products to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained.

The United States government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price-controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. For example, the ACA contains provisions that may reduce the profitability of drug products through increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. Adoption of general controls and measures, coupled with the tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceutical drugs. The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the Department of Health and Human Services as a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients. The ACA made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers’ rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs from 15.1% of average manufacturer price, or AMP, to 23.1% of AMP and adding a new rebate calculation for “line extensions” (i.e., new formulations, such as extended release formulations) of solid oral dosage forms of branded products, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP. The ACA also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization and by enlarging the population potentially eligible for Medicaid drug benefits. Congress and President Trump have expressed their intention to repeal or repeal and replace the ACA. If that is done, many if not all of the provisions of the ACA may no longer apply to prescription drugs.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, established the Medicare Part D program to provide a voluntary prescription drug benefit to Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities that provide coverage of outpatient prescription drugs. Unlike Medicare Part A and B, Part D coverage is not standardized. While all Medicare drug plans must give at least a standard level of coverage set by Medicare, Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for products for which Molecular receive marketing approval. However, any negotiated prices for Molecular’s products covered by a Part D prescription drug pl an likely will be lower than the prices Molecular might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

For a drug product to receive federal reimbursement under the Medicaid or Medicare Part B programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer. As of 2010, the ACA expanded the types of entities eligible to receive discounted 340B pricing, although, under the current state of the law, with the exception of children’s hospitals, these newly eligible entities will not be eligible to receive discounted 340B pricing on orphan drugs. In addition, as 340B drug pricing is determined based on AMP and Medicaid rebate data, the revisions to the Medicaid rebate formula and AMP definition described above could cause the required 340B discount to increase.

As noted above, the marketability of any products for which Molecular receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. An increasing emphasis on cost containment measures in the United States has increased and Molecular expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which Molecular receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

In addition, in most foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of Molecular’s products. Historically, products launched in the European Union do not follow price structures of the United States and generally prices tend to be significantly lower.

Competition

Molecular competes directly with companies that focus on oncology as well as companies dedicating their resources to novel forms of cancer therapies. Molecular also faces competition from academic research institutions, governmental agencies and various other public and private research institutions. With the proliferation of new drugs and therapies into oncology, Molecular expects to face increasingly intense competition as new technologies become available. Any ETB candidates that Molecular successfully develops and commercializes will compete with existing therapies and new therapies that may become available in the future.

Many of Molecular’s competitors have significantly greater financial, manufacturing, marketing, drug development, technical and human resources than Molecular does. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of Molecular’s competitors. Smaller or early-stage companies also may prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with Molecular in recruiting and retaining top qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, Molecular’s programs.

The key competitive factors affecting the success of all of Molecular’s ETB candidates, if approved, are likely to be their efficacy, safety, dosing convenience, price, the effectiveness of companion diagnostics in guiding the use of related therapeutics, the level of generic competition and the availability of reimbursement from government and other third-party payors.

Molecular’s commercial opportunity could be reduced or eliminated if its competitors develop and commercialize products that are safer, more effective, less expensive, more convenient or easier to administer, or have fewer or less severe effects than any products that Molecular may develop. Molecular’s competitors also may obtain FDA, EMA or other regulatory approval for their products more rapidly than Molecular may obtain approval for its products, which could result in Molecular’s competitors establishing a strong market position before Molecular is able to enter the market. Even if Molecular’s ETB candidates achieve marketing approval, they may be priced at a significant premium over competitive products if any have been approved by then.

In addition to currently marketed therapies, there are also a number of products in late-stage clinical development directed to the same biological targets as Molecular’s programs, including antibodies, antibody drug conjugates and bi-specific antibodies.

•	Approved antibody-based products targeting CD20 include rituximab (Genentech/Roche), ofatumumab (Novartis), obinutuzumab (Genentech/Roche) and ibritumomab tiuxetan (Spectrum Pharmaceuticals).

•	Antibody-based products, including bi-specific antibodies, targeting CD20 in development include veltuzumab (Immunomedics), ocaratuzumab (Mentrik Biotech), REGN1979 (Regeneron Pharmaceuticals), RG7828 (Genentech/Roche), XmAb13676 (Novartis/Xencor) and CD3-CD20 Duobody (Genmab).

•	The approved antibody-based product targeting CD38 is daratumumab (Janssen/Genmab).

•	Antibody-based products, including bi-specific antibodies, targeting CD38 in development include MOR02 (Morphosys), isatuximab (Sanofi) and XmAb13551 (Amgen/Xencor)

•	Approved antibody-based products, including antibody drug conjugates, targeting HER2 include trastuzumab, pertuzumab and trastuzumab emtansine (all from Genentech/Roche)

•	Antibody-based products, including bi-specific antibodies, targeting HER2 in development include margetuximab (Macrogenics), MEDI4276 (AstraZeneca), MM-111 (Merrimack Pharmaceuticals), FS102 (Bristol-Myers Squibb/F-star) and MCLA-128 (Merus).

•	Approved antibody-based products targeting PD-L1 include atezolizumab (Genentech/Roche) and avelumab (Merck KGaA/Pfizer)

•	Antibody-based products targeting PD-L1 in development include durvalumab (AstraZeneca), LY3300054 (Lilly) and BMS-936559 (Bristol-Myers Squibb)

Employees

As of May 5, 2017, Molecular had 24 full-time employees. 9 of Molecular’s employees have Ph.D., PharmD or M.D. degrees, and 16 of Molecular’s employees are engaged in research and development activities. None of Molecular’s employees are subject to a collective bargaining agreement. Molecular believes that Molecular has good relations with Molecular’s employees.

Corporate Information

Molecular (formerly D5 Pharma, Inc., a Delaware corporation) was incorporated in Delaware on February 19, 2009. Its principal executive offices are at 9301 Amberglen Boulevard, Suite 100, Austin, Texas 78729, and its telephone number is (512) 869 1555.

Properties

Molecular currently subleases Molecular’s research and development and corporate offices in Austin, TX, occupying approximately 18,000 square feet. This sublease expires at the end of May 2017. In October 2016, Molecular entered into a five-year lease agreement for the Austin, TX space that will be effective June 2017 through May 2022 and includes an option to renew for one additional five-year period at Molecular’s discretion. In January 2017, Molecular entered into an amendment of the lease to add an additional 3,000 square feet, consisting mostly of research and development space. During March 2017, Molecular entered into a second amendment to the Austin, TX lease that allows for adding an additional 11,000 square feet. This amendment becomes effective automatically if and when Molecular receives at least $30.0 million in additional aggregate debt or equity funding, but excluding any CPRIT grant funds, on or before June 23, 2017. Molecular also has the right to waive this financing requirement at Molecular’s discretion. Upon the amendment becoming effective, the term of Molecular’s lease for the Austin, TX lease will extend to 72 months and expire May 2023.

Molecular also leases office facilities occupying approximately 4,600 square feet in Jersey City, NJ under a lease expiring in September 2019.

Molecular believes substantially all of Molecular’s property and equipment is in good condition and that Molecular has sufficient capacity to meet its current operational needs.

Legal Proceedings

Molecular is not a party to any material legal proceedings.

THRESHOLD MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with Threshold’s consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus/information statement. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties, including those set forth in the section titled “Risk Factors” beginning on page 33 of this proxy statement/prospectus/information statement and elsewhere in this proxy statement/prospectus/information statement. Actual results and the timing of selected events discussed below could differ materially from those expressed in, or implied by, these forward-looking statements.

Overview

Threshold is a clinical-stage biopharmaceutical company that has historically used its expertise in the tumor microenvironment to discover and develop therapeutic and diagnostic agents that selectively target tumor cells for the treatment of patients living with cancer. Most recently, Threshold has devoted substantially all of its research, development, clinical efforts and financial resources to its two therapeutic product candidates based on hypoxia-activated prodrug technology in the clinic: evofosfamide and tarloxotinib; and to a lesser extent [18F]-HX4, Threshold’s imaging agent product candidate.

In December 2015, Threshold announced topline results from two pivotal Phase III clinical trials of evofosfamide: TH-CR-406 conducted by Threshold in patients with soft tissue sarcoma and MAESTRO conducted by Merck KGaA in patients with advanced pancreatic cancer; and that neither trial met its primary endpoint of demonstrating a statistically significant improvement in overall survival. Of particular note based on the data from the September 1, 2015 cut-off date for the MAESTRO trial, a meaningful improvement in overall survival was reported for a subgroup of 123 Asian patients (enrolled at Japanese and South Korean sites) in which the risk of death was reduced by 48 percent for patients on the treatment arm compared to patients on the control arm. The hazard ratio, or HR, for this subgroup was 0.52 (95% confidence interval, or CI: 0.32—0.85). In particular and based upon Merck KGaA’s MAESTRO data, the 116 patients from Japan from the treatment arm had a median overall survival of 13.6 months versus 9.1 months for those patients on the control arm with significant improvements in progression free survival, or PFS, objective response rates, and reductions in the pancreatic cancer biomarker, CA19-9. No new safety findings were identified in the MAESTRO study and the safety profile was consistent with that previously reported in other studies of evofosfamide plus gemcitabine. Based on the results of Threshold’s analyses, it discussed potential registration pathways with Japan’s PMDA. In March 2017, Threshold received minutes from its formal meeting with the PMDA indicating that its analysis of the data from the randomized Phase III study, EMR200592-001 (N=693), conducted under a SPA with the FDA, and the data from the supporting randomized Phase II study, TH-CR-404 (N=214),would not provide adequate efficacy data to support the submission of a New Drug Application, or JNDA, for evofosfamide for the treatment of patients with locally advanced unresectable or metastatic pancreatic adenocarcinoma previously untreated with chemotherapy. Threshold is currently in discussions with the PMDA to clarify the scope of a new clinical trial for which the PMDA would consider necessary to accept a JNDA for evofosfamide in Japan based on the previous results observed in the Japanese sub-population. Threshold’s current evofosfamide development strategy is limited to its company-sponsored Phase I clinical trial of evofosfamide in combination with immune checkpoint antibodies in collaboration with researchers and clinicians at The University of Texas MD Anderson Cancer Center, initiated March 1, 2017, and investigator-sponsored clinical trials of evofosfamide in combination with antiangiogenic therapies in a variety of tumor types as described in more detail in the section titled “Threshold Business—Threshold Product Candidates” beginning on page 224 of this proxy statement/prospectus/information statement.

Threshold’s second product candidate, tarloxotinib, was a prodrug designed to selectively release a covalent (irreversible) EGFR tyrosine kinase inhibitor under hypoxic conditions. In September 2016, Threshold announced that its Phase II proof-of-concept trial evaluating tarloxotinib bromide for the treatment of patients with mutant EGFR-positive, T790M-negative advanced NSCLC progressing on an EGFR tyrosine kinase inhibitor (TH-CR-601) did not achieve its primary interim response rate endpoint. While Threshold’s other Phase II proof-of-concept trial evaluating tarloxotinib bromide for the treatment of patients with recurrent or metastatic squamous cell carcinomas of the skin met its primary interim response rate endpoint, the other two arms of the study, evaluating tarloxotinib bromide for the treatment of patients with recurrent or metastatic squamous cell carcinomas of the head and neck did not achieve their primary interim response rate endpoint, and the overall results from the two trials didn’t meet the activity thresholds required to justify further development investment by Threshold. Accordingly, no further clinical development is planned. Threshold plans to present preliminary results from both trials at an upcoming medical meeting.

Following the announcement of the evofosfamide clinical trial results, the board of directors of Threshold commenced a process of evaluating strategic alternatives to maximize stockholder value. To assist with this process, the board of directors engaged a financial advisory firm to help explore its available strategic alternatives, including possible mergers and business combinations, a sale of part or all of its assets, collaboration and licensing arrangements and/or equity and debt financings.

In March 2017, Threshold entered into the merger agreement with Molecular, pursuant to which a wholly owned subsidiary of Threshold will merge with and into Molecular, with Molecular surviving as a wholly owned subsidiary of Threshold. Molecular and Threshold believe that the merger will result in a pharmaceutical company focused on the development and global distribution of safer products less prone tor resistance useful in the treatment of cancer and other disorders. For additional information on the merger and merger agreement, please see the sections titled “The Merger” beginning on page 113 and “The Merger Agreement” beginning on page 152 of this proxy statement/prospectus/information statement.

Threshold was incorporated in October 2001. Threshold has devoted substantially all of its resources to research and development of its product candidates, principally evofosfamide and tarloxotinib. Threshold has not generated any revenue from the commercial sales of its product candidates, and since inception has funded its operations through the private placement and public offering of equity securities and through payments received under its former collaboration with Merck KGaA. As of December 31, 2016 and 2015, Threshold had cash, cash equivalents and marketable securities of $23.6 million and $48.7 million, respectively. Threshold currently has no ongoing collaborations for the development and commercialization of evofosfamide and no source of revenue. However, Threshold continues to seek out new strategic partners for the continued development of TH-3424, as well as new in-licensing opportunities for Threshold and funding for those opportunities. If these efforts are not successful, Threshold may be unable to continue as a going concern.

Subject to Threshold’s ability to obtain additional funding and to otherwise advance the development of evofosfamide, it expects to devote substantial resources to research and development in future periods as it potentially starts additional clinical trials on its own or with a potential future strategic partner or collaborator. While Threshold expects to incur additional research and development expenses in the absence of additional funding as a result of the Phase I clinical trial of evofosfamide in collaboration with researchers and clinicians at The University of Texas MD Anderson Cancer Center and its ongoing preclinical development of TH-3424, research and development expenses are expected to decrease in 2016 compared to 2015 primarily as a result of Merck KGaA’s and Threshold’s decision to cease further joint development of evofosfamide, Threshold’s decision to cease further enrollment in all company-sponsored clinical trials of evofosfamide and Threshold’s decision to cease further development of tarloxotinib and, to a lesser extent, the impact of workforce reductions implemented in December 2015 and in September 2016. However, apart from the Phase I clinical trial of evofosfamide, Threshold cannot currently predict whether and to what extent it may continue or increase product candidate development activities in future periods, if at all, and what its future cash needs may be for any such activities.

Threshold believes that its cash, cash equivalents and marketable securities will be sufficient to fund its projected operating requirements for the next 12 months based upon current operating plans and spending assumptions as a standalone company. However, it will need to raise substantial additional capital to meaningfully advance the clinical development of evofosfamide, whether through new collaborative, partnering or other strategic arrangements or otherwise, and to in-license or otherwise acquire and develop additional product candidates or programs. In particular, Threshold’s ability to meaningfully advance the clinical development of evofosfamide is dependent upon its ability to enter into new partnering, collaborative or other strategic arrangements for evofosfamide and TH-3424, or to otherwise obtain sufficient additional funding for such development, particularly since it is no longer eligible to receive any further milestone payments or other funding from Merck KGaA for evofosfamide, including the 70% of worldwide development costs for evofosfamide that were previously borne by Merck KGaA. If Threshold is unable to secure additional funding on a timely basis or on terms favorable to it, Threshold may be required to cease or reduce certain development projects, to conduct additional workforce reductions, to sell some or all of its technology or assets or to merge all or a portion of its business with another entity. Insufficient funds may require Threshold to delay, scale back, or eliminate some or all of its activities, and if it is unable to obtain additional funding, there is uncertainty regarding its continued existence.

Revenue

Threshold has not generated any revenue from the commercial sales of its product candidates since its inception and does not expect to generate any revenue from the commercial sales of its product candidates in the near term. Threshold also currently has no ongoing collaborations for the development and commercialization of its product candidates and no source of revenue. Threshold recognized revenue of $0 million, $76.9 million and $14.7 million during the years ended December 31, 2016, 2015 and 2014, respectively, from the amortization of the $110.0 million in upfront and milestone payments earned in 2012 and 2013 from its former collaboration with Merck KGaA. Threshold was amortizing the upfront and milestone payments over the estimated period of performance (product development period), which Threshold estimated to end on March 31, 2020, for the nine months ended September 30, 2015 and year ended December 31, 2014. As a result of Threshold’s and Merck KGaA’s decision to cease further joint development of evofosfamide in December 2015, Threshold immediately recognized $65.9 million of the remaining deferred revenue into revenue during the quarter ended December 31, 2015. In addition, as a result of the subsequent termination of the collaboration with Merck KGaA in March 2016, Threshold is no longer eligible to receive any further milestone payments or other funding from the collaboration.

Research and Development Expenses

Research and development expenses consist primarily of costs of conducting clinical trials, salaries and related costs for personnel including non-cash stock-based compensation, costs of clinical materials, costs for research projects and preclinical studies, costs related to regulatory filings, and facility costs. Contracting and consulting expenses are a significant component of Threshold’s research and development expenses as it relies on consultants and contractors in many of these areas. Threshold recognizes expenses as they are incurred. Threshold’s accruals for expenses associated with preclinical and clinical studies and contracts associated with clinical materials are based upon the terms of the service contracts, the amount of services provided and the status of the activities.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related costs for Threshold’s personnel in the executive, public relations, finance, patent, corporate development and other administrative functions, including non-cash stock-based compensation, as well as consulting costs for functions for which Threshold either does not staff or only partially staffs, including market research and recruiting. Other costs include professional fees for legal and accounting services, insurance and facility costs.

Stock-Based Compensation

Threshold recognizes stock-based compensation in accordance with the fair value provisions of Accounting Standard Codification, or ASC, 718, “Compensation—Stock Compensation.” For a further discussion of accounting treatment of stock based compensation see section titled “—Critical Accounting Policies” beginning on page 288 of this proxy statement/prospectus/information statement

Fair Value of Warrants

ASC 815 “Derivatives and Hedging” requires that stock warrants with certain terms need to be accounted for as a liability with changes to their fair value recognized in the consolidated statements of operations under Other income (expense). For a further detailed discussion of accounting treatment of fair value of warrants below under see section titled “—Critical Accounting Policies” beginning on page 288 of this proxy statement/prospectus/information statement.

Results of Operations for the Years Ended December 31, 2016, 2015 and 2014

Revenue

Threshold recognized $0 million, $76.9 million and $14.7 million in revenue for the years ended December 31, 2016, 2015 and 2014, respectively, from the amortization of the aggregate of $110.0 million in upfront and milestone payments earned in 2013 and 2012 from its former collaboration with Merck KGaA. Threshold was amortizing the upfront payment and milestones earned over the period of performance (product development period), which Threshold estimated to end on March 31, 2020, for the nine months ended September 30, 2015 and year ended December 31, 2014. As a result of Merck KGaA’s and Threshold’s decision to cease further joint development of evofosfamide in December 2015, Threshold immediately recognized $65.9 million of the remaining deferred revenue into revenue during the quarter ended December 31, 2015. In addition, as a result of the subsequent termination of the collaboration with Merck KGaA in March 2016, Threshold is no longer eligible to receive any further milestone payments or other funding from the collaboration.

Threshold expects no revenue in 2017 due to the termination of its collaboration with Merck KGaA and the resulting accelerated recognition of all deferred revenue related to the former collaboration in 2015. Nor does Threshold expect any revenue in 2017 from its other collaborations where Threshold’s products are in an earlier stage of development.

Research and Development

Research and development expenses were $16.6 million for the year ended December 31, 2016, compared to $40.3 million for the year ended December 31, 2015 and $35.8 million for the year ended December 31, 2014. The $23.7 million decrease in expenses was due primarily to a $14.1 million decrease in employee related expenses (including a $2.8 million decrease in noncash stock-based stock compensation expense), a $8.3 million decrease in clinical development expenses net of the reimbursement for Merck KGaA’s 70% share of total development expenses for evofosfamide, and a decrease of $1.3 million in consulting expenses. The decrease in employee related expenses was primarily due to the reductions in workforce of 38 employees in clinical development and discovery research in December 2015 and September 2016. As a result of the termination of the collaboration with Merck KGaA, Threshold is no longer entitled to any reimbursement for evofosfamide development expenses apart from Merck KGaA’s 70% reimbursement obligation for costs to wind down the discontinued trials and return the evofosfamide rights back to Threshold. The $4.5 million increase in 2015 compared to 2014, net of reimbursement for Merck KGaA’s 70% share of total development expenses for evofosfamide, was due primarily to a $2.2 million increase in evofosfamide clinical development expenses, a $2.7 million increase in employee related expenses, including a $1.0 million increase in non-cash stock based compensation expense. The increase in payroll expenses was also due to severance expense of $2.2 million related to the reduction in workforce of 34 employees in clinical development and discovery research in December 2015. Partially offsetting these increases was a $0.4 million decrease in consulting expenses.

During the years ended December 31, 2016, 2015 and 2014, Threshold was engaged in three primary research and development programs: the development of evofosfamide, which was the subject of two pivotal Phase III clinical trials and multiple Phase II and Phase I clinical trials; the clinical development of tarloxotinib, which was the subject of two Phase II proof of concept trials; and its discovery research program aimed at identifying new drug candidates. Research and development expenses consist primarily of costs of conducting clinical trials, salaries and related costs for personnel including noncash stock-based compensation, costs of clinical materials, costs for research projects and preclinical studies, costs related to regulatory filings, and facility costs. Contracting and consulting expenses are a significant component of Threshold’s research and development expenses as it relies on consultants and contractors in many of these areas. The following table summarizes the research and development expenses (net of reimbursement for Merck KGaA’s 70% share of total development expenses in the case of evofosfamide) attributable to each of the programs for each period presented:

	Years ended December 31,
Research and Development Expenses by Project (in thousands):	2016	2015	2014
Evofosfamide	$11,190	$30,111	$30,094
Tarloxotinib	4,487	4,945	258
Discovery research	877	5,215	5,480

Total research and development expenses	$16,554	$40,271	$35,832

Research and development expenses associated with evofosfamide for 2016 were $11.2 million net of the reimbursement for Merck KGaA’s 70% share of total development expenses for evofosfamide compared to $30.1 million net of the reimbursement for Merck KGaA’s 70% share of total development expenses for evofosfamide for 2015, and $30.1 million for 2014. The decrease of $18.9 million in 2016 compared to the same period in 2015 was due to Merck KGaA’s and Threshold’s joint decision to cease further development in evofosfamide in December 2015 and the related discontinuation of enrollment in and closure of all company-sponsored evofosfamide trials. Research and development expenses for evofosfamide were flat in 2015 compared to 2014, net of reimbursement for Merck KGaA’s 70% share of total development expenses for evofosfamide, due to a $1.2 million increase in employee related expenses, including a $0.6 million increase in non-cash stock based compensation, which was offset by a $0.7 million decrease in clinical development expenses and a $0.6 million decrease in consulting expenses.

Research and developments expenses associated with tarloxotinib, which Threshold licensed rights to in September 2014, were $4.5 million in 2016 compared to $4.9 million in 2015 and $0.3 million in 2014. The decrease of $0.4 million in 2016, compared to the same period in 2015, was due primarily to the completion of enrollment of two Phase II proof-of-concept clinical trials of tarloxotinib during the quarter ended September 30, 2016. In addition, during the quarter ended September 30, 2016, Threshold determined to cease any further development of tarloxotinib based on the interim results from the two Phase II proof-of-concept trials of tarloxotinib, which contributed to the decrease. With its decision to cease any further development of tarloxotinib, Threshold expects a decrease in its tarloxotinib expense for 2017 related only to winding down of the trials in the first quarter of 2017. The increase of $4.6 million in 2015 compared to 2014 was due to the initiation of two Phase II proof-of-concept clinical trials of tarloxotinib in 2015. Discovery research and development expenses were $0.9 million for 2016, $5.2 million for 2015 and $5.5 million for 2014. With the reduction in workforce enacted in December of 2015 pursuant to which Threshold eliminated its in-house discovery research activities, Threshold experienced a substantial decrease in its discovery research expense for 2016 and currently expect the same for 2017.

The largest component of Threshold’s total operating expenses has historically been its ongoing investment in its research and development activities, primarily with respect to the development of evofosfamide. Subject to its ability to obtain additional funding and to otherwise advance the development of evofosfamide, Threshold expects to devote substantial resources to research and development in future periods as it starts additional clinical trials with Molecular or on its own or with a potential future strategic partner or collaborator. While Threshold expects to incur additional research and development expenses in the absence of additional funding as a result of the planned I clinical trial of evofosfamide in collaboration with researchers and clinicians at The University of Texas MD Anderson Cancer Center, research and development expenses are expected to decrease in 2017 compared to 2016 primarily as a result of Merck KGaA’s and its decision to cease further joint development of evofosfamide, its decision to cease further enrollment in all Threshold-sponsored clinical trials of evofosfamide other than the Phase I clinical with The University of Texas MD Anderson Cancer Center and its decision to cease further development of tarloxotinib. In addition, the reductions in workforce implemented in December 2015 and September 2016, will also result in a decrease in employee-related expenses.

The process of conducting the clinical research necessary to obtain FDA and foreign regulatory approvals is costly, uncertain and time consuming. Threshold considers the active management of its research and development programs to be critical to its long-term success. The actual probability of success for evofosfamide and potential future clinical product candidates may be impacted by a variety of factors, including, among others, the quality of the product candidate, early clinical data, investment in the program and the availability of adequate funding, competition, manufacturing capability and commercial viability. Furthermore, Threshold’s strategy depends upon its ability to enter into potential new partnering, collaborative or other strategic arrangements with third parties to assist in the development of evofosfamide and TH-3424, or to otherwise obtain sufficient additional funding to permit such development. In the event Threshold enters into partnering or collaborative arrangements for evofosfamide or TH-3424, the preclinical development or clinical trial process for a product candidate and the estimated completion date may largely be under the control of that third party and not under Threshold’s control. Threshold cannot forecast with any degree of certainty which of its current and potential future product candidates will be subject to future collaborations or how such arrangements would affect its development plans or capital requirements. In addition, the length of time required for clinical development of a particular product candidate and the development costs for that product candidate may be impacted by the scope and timing of enrollment in clinical trials for the product candidate, unanticipated additional clinical trials that may be required, future decisions to develop a product candidate for subsequent indications, and whether in the future Threshold decides to pursue development of the product candidate with a collaborator or independently. For example, evofosfamide may have the potential to be approved for multiple indications, and Threshold does not yet know how many of those indications it and a potential future collaborator will pursue. In this regard, the decision to pursue regulatory approval for subsequent indications will depend on several variables outside of Threshold’s control, including the strength of the data generated in its prior and ongoing clinical studies and the willingness of potential collaborators to jointly fund such additional work. Furthermore, the scope and number of clinical studies required to obtain regulatory approval for each pursued indication is subject to the input of the applicable regulatory authorities, and Threshold has not yet sought such input for all potential indications that it may elect to pursue, and even after having given such input, applicable regulatory authorities may subsequently require additional clinical studies prior to granting regulatory approval based on new data generated by Threshold or other companies, or for other reasons outside of control of Threshold.

The risks and uncertainties associated with Threshold’s research and development projects are discussed more fully in the section titled “Risk Factors—Risks Related to Threshold” beginning on page 39 of this proxy statement/prospectus/information statement. As a result of the risks and uncertainties discussed in this proxy statement/prospectus/information statement, Threshold is unable to determine with any degree of certainty the duration and completion costs of its research and development projects, anticipated completion dates or when and to what extent Threshold will receive cash inflows from the commercialization and sale of a product candidate, including evofosfamide. To date, Threshold has not commercialized any of its product candidates and in fact may never do so.

General and Administrative

General and administrative expenses were $7.8 million for 2016, compared to $9.7 million for 2015 and $10.1 million for 2014. The $1.9 million decrease in 2016 was due to a $1.5 million decrease in employee related expenses and a $0.4 million decrease in consulting expenses. Threshold’s general and administrative expenses decreased in 2016 compared to 2015 due to the termination of the collaboration with Merck KGaA and to a lesser extent, due to the reductions in workforce in December 2015 and September 2016.Threshold currently expects its general and administrative expenses to decrease in 2017 compared to 2016 due to the termination of the collaboration with Merck KGaA and to a lesser extent, due to the reductions in workforce in September 2016. The $0.4 million decrease in 2015 compared to 2014 was primarily related to a decrease in consulting expenses.

Interest Income (Expense), Net

Interest income (expense) net for 2016 was $0.1 million of interest income compared to $0.1 million of net interest income for 2015 and $0.1 million of net interest income for 2014.

Other Income (Expense)

Other income (expense) for 2016 was non-cash income of $0.1 million compared to non-cash income of $16.8 million for 2015 and non-cash income of $9.3 million for 2014. The non-cash income for 2016 compared to 2015 and 2015 compared to the non-cash income for 2014 was due to a decrease in the fair value of outstanding warrants to purchase common stock as a result of a decrease in the underlying stock price.

Liquidity and Capital Resources

Threshold has not generated and does not expect to generate revenue from sales of its product candidates in the near term. Threshold also currently has no ongoing collaborations for the development and commercialization of its product candidates and no source of revenue. Since its inception, Threshold has funded its operations primarily through private placements and public offerings of equity securities and through payments received under its former collaboration with Merck KGaA. To date, Threshold has received upfront and milestone payments of $110.0 million under its former collaboration with Merck KGaA. As a result of the termination of the collaboration with Merck KGaA in March 2016, Threshold is no longer eligible to receive any further milestone payments from Merck KGaA, including the 70% of worldwide development costs for evofosfamide that were previously borne by Merck KGaA.

In February 2015, Threshold completed an underwritten public offering of 8,300,000 shares of its common stock and accompanying warrants to purchase up to 8,300,000 shares of its common stock. Net proceeds from the sale of common stock and accompanying warrants, excluding the proceeds, if any, from the exercise of the warrants issued in the offering, were approximately $28.1 million after deducting the underwriting discount and offering expenses payable by Threshold.

The warrants issued in the February 2015 offering carried an initial exercise price of $10.86 per share and are exercisable through the date that is five years from the issuance date. On January 21, 2016, pursuant to the terms of the warrants, the warrant exercise price for all warrants was adjusted to $3.62. The adjusted exercise price of the warrants is also further subject to adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Threshold common stock. In addition, in the event of a Change of Control, as defined in the warrant agreement, at the request of the warrant holders delivered before the 90th day after such Change of Control, Threshold (or the successor entity) shall purchase the warrants from the warrant holders by paying to the warrant holders, within five Business Days after such request (or, if later, on the effective date of the Change of Control), cash in an amount equal to the Black Scholes Value, as defined in the warrant agreement, of the remaining unexercised portion of the warrants on the date of such Change of Control. The Black Scholes Value will be determined based on the key level 3 inputs as defined in the warrant agreement. The cost of purchasing the unexercised warrants from the warrant holders in the event of the merger will not affect Threshold’s net cash as defined in the merger agreement.

The warrants must be exercised for cash, except that if Threshold fails to maintain an effective registration statement covering the exercise of the warrants, the warrants may be exercised on a net, or cashless, basis. In addition, subject to the satisfaction of certain conditions set forth in the warrants, at its option, Threshold has the right to force the holders of the warrants to exercise their warrants in full if the volume-weighted average price of its common stock for any 20 consecutive trading-day period beginning after April 20, 2016 exceeds $18.00 per share.

During the year ended December 31, 2014, Threshold received approximately $4.8 million from the exercise of warrants to purchase approximately 2.3 million shares of common stock. Threshold had cash, cash equivalents and marketable securities of $23.6 million and $48.7 million at December 31, 2016 and December 31, 2015, respectively, available to fund operations.

Net cash used in operating activities for December 31, 2016, 2015 and 2014 was $25.1 million, $38.0 million and $27.7 million, respectively. The decrease of $12.9 million in 2016 compared to 2015, in cash used in operations was due to a decrease in payments of operating cash expenses, partially offset by a decrease in the 70% cash reimbursement of expenses related to the former collaboration with Merck KGaA. The increase of $10.3 million in 2015 compared to 2014, in cash used in operations was primarily attributable to the $12.5 million of milestone payment received from the Merck KGaA collaboration in 2014.

Net cash provided by investing activities for the year ended December 31, 2016 was $26.0 million due primarily to proceeds from maturities of marketable securities of $43.4 million, offset by purchases of investments of $17.4 million. Net cash provided by investing activities during the year ended December 31, 2015 was $10.3 million, primarily due to sales and maturities of marketable securities of $67.2 million, partially offset by purchases of investments of $56.8 million. Net cash provided by investing activities during the year ended December 31, 2014 was $23.3 million, primarily due to sales and maturities of marketable securities of $68.5 million, partially offset by purchases of investments of $44.9 million.

Net cash provided by financing activities for the year ended December 31, 2016 was $28,000 of proceeds from the exercise of stock options and purchase rights under Threshold’s equity plans. Net cash provided by financing activities for the year ended December 31, 2015 was $28.9 million and was primarily due to the $28.1 million net proceeds received from the completion of Threshold’s underwritten public offering in February 2015. Net cash provided by financing activities for the year ended December 31, 2014 was $5.5 million and was primarily due to the approximately $4.8 million proceeds from the exercise of warrants to purchase shares of common stock during 2014.

Threshold believes that its cash, cash equivalents and marketable securities will be sufficient to fund its projected operating requirements for the next 12 months based upon current operating plans and spending assumptions. However, Threshold will need to raise substantial additional capital to meaningfully advance the clinical development of evofosfamide, whether through new collaborative, partnering or other strategic arrangements or otherwise, and to in-license or otherwise acquire and develop additional product candidates or programs. In particular, its ability to meaningfully advance the clinical development of evofosfamide is dependent upon its ability to enter into new partnering, collaborative or other strategic arrangements for evofosfamide and TH-3424, or to otherwise obtain sufficient additional funding for such development, particularly since Threshold is no longer eligible to receive any further milestone payments or other funding from Merck KGaA for evofosfamide, including the 70% of worldwide development costs for evofosfamide that were previously borne by Merck KGaA.

While Threshold has been able to fund its operations to date, Threshold currently has no ongoing collaborations for the development and commercialization of evofosfamide, and no source of revenue, nor does Threshold expect to generate revenue for the foreseeable future. Threshold also does not have any commitments for future external funding. Until Threshold can generate a sufficient amount of product revenue, which it may never do, Threshold expects to finance future cash needs through a variety of sources, including:

•	the public equity market;

•	private equity financing;

•	collaborative arrangements;

•	licensing arrangements; and/or

•	public or private debt.

Threshold’s ability to raise additional funds and the terms upon which it is able to raise such funds has been severely harmed by the negative results reported from its two pivotal Phase III clinical trials of evofosfamide and its decision to discontinue development of tarloxotinib, and may in the future be adversely impacted by the uncertainty regarding the prospects for future development of evofosfamide and its ability to advance the development of evofosfamide or otherwise realize any return on its investments in evofosfamide, if at all. Threshold’s ability to raise additional funds and the terms upon which it is able to raise such funds may also be adversely affected by the uncertainties regarding its financial condition, the sufficiency of its capital resources, its ability to maintain the listing of its common stock on The NASDAQ Capital Market and recent and potential future management turnover. As a result of these and other factors, Threshold cannot be certain that sufficient funds will be available to it or on satisfactory terms, if at all. To the extent Threshold raises additional funds by issuing equity securities, its stockholders may experience significant dilution, particularly given its currently depressed stock price, and debt financing, if available, may involve restrictive covenants. If adequate funds are not available, Threshold may be required to significantly reduce or refocus its operations or to obtain funds through arrangements that may require it to relinquish rights to its product candidates, technologies or potential markets, any of which could result in its stockholders having little or no continuing interest in the evofosfamide or TH-3424 programs as stockholders or otherwise, or which could delay or require that Threshold curtail or eliminate some or all of its development activities or otherwise have a material adverse effect on its business, financial condition and results of operations.

On November 11, 2016, Threshold received a notice from the NASDAQ Staff that, for the previous 30 consecutive business days, the closing bid price for the Threshold common stock was below the $1.00 per share minimum bid price requirement for continued listing on The NASDAQ Capital Market under NASDAQ Listing Rule 5550(a)(2), or the Bid Price Rule. In accordance with NASDAQ Listing Rule 5810(c)(3)(A), Threshold will have 180 calendar days, or until May 10, 2017, to regain compliance with the Bid Price Rule. To regain compliance with the Bid Price Rule, the closing bid price of the Threshold common stock must be at least $1.00 per share for a minimum of 10 consecutive business days at any time during this 180-day period. If Threshold regains compliance with the Bid Price Rule, NASDAQ will provide Threshold with written confirmation and will close the matter. If Threshold does not regain compliance with the rule by May 10, 2017, Threshold may be eligible for an additional 180 calendar day compliance period. To qualify, Threshold would need to meet, on the 180th day of the first compliance period, the continued listing requirement for market value of publicly held shares and all other applicable standards for initial listing on The NASDAQ Capital Market, with the exception of the bid price requirement, and would need to provide written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. In March 2017, Threshold’s board of directors approved a reverse stock split, within a range which shall be no less than 5:1 or more than 15:1 of its common and preferred stock, which would be contingent upon stockholder approval of the merger and the stock split. However, if it appears to the NASDAQ Staff that Threshold will not be able to cure the deficiency, or if Threshold is not eligible for a second compliance period, NASDAQ will notify Threshold that its common stock will be subject to delisting. In the event of such a notification, Threshold may appeal the NASDAQ Staff’s determination to delist its securities, but there can be no assurance the NASDAQ Staff would grant Threshold’s request for continued listing. If Threshold fails to meet these requirements, including the Bid Price Requirement, NASDAQ may notify Threshold that it has failed to meet the minimum listing requirements and initiate the delisting process. If the Threshold common stock is delisted, this would, among other things, substantially impair its ability to raise additional funds to fund its operations, to advance the development of evofosfamide and TH-3424 and/or to acquire or in-license additional product candidates or development programs, and could result in the loss of institutional investor interest and fewer development opportunities for Threshold.

If Threshold is unable to secure additional funding on a timely basis or on terms favorable to it, Threshold may be required to cease or reduce any product development activities, to conduct additional workforce reductions, to sell some or all of its technology or assets or to merge all or a portion of its business with another entity. Insufficient funds may require Threshold to delay, scale back, or eliminate some or all of its activities, and if Threshold is unable to obtain additional funding, there is uncertainty regarding its continued existence.

Obligations and Commitments

Threshold leased certain of its facilities under noncancelable leases, which qualify for operating lease accounting treatment under ASC 840, “Leases,” and, as such, these facilities are not included on Threshold’s consolidated balance sheets. Threshold entered into a noncancelable facility sublease agreement for 28,650 square feet of laboratory space and office space located in South San Francisco, California, which served as its corporate headquarters. The lease began on October 1, 2011 and expired on April 30, 2017. The aggregate rent for the term of the lease is approximately $3.4 million. In addition, the lease required Threshold to pay certain taxes, assessments, fees and other costs associated with the premises, in amounts yet to be determined. In connection with the execution of the lease Threshold paid a security deposit of approximately $60,000.

Threshold’s major outstanding contractual obligations consisted of amounts due under its operating lease agreements and purchase commitments under contract research, development and clinical supply agreements. Contractual obligations and related scheduled payments as of December 31, 2016 were as follows (in thousands):

	Total	Less than one year	One to three years	Four to five years	After five years
Facilities leases	$260	$260	$—	$—	$—
Purchase commitments	277	277	—	—	—

Total	$537	$537	$—	$—	$—

Threshold has not included milestone or royalty payments or other contractual payment obligations in the table above if the amount and timing of such obligations are unknown or uncertain.

“At-the-Market” Sales Agreement

On November 2, 2015, Threshold entered into a sales agreement, with Cowen and Company, LLC, or Cowen, or the Cowen Sales Agreement, which provides that, upon the terms and subject to the conditions and limitations set forth in the Cowen Sales Agreement, Threshold may elect to issue and sell shares of its common stock having an aggregate offering price of up to $50.0 million from time to time through Cowen as its sales agent. Sales of its common stock through Cowen, if any, will be made on The NASDAQ Capital Market by means of ordinary brokers’ transactions at market prices, in block transactions or as otherwise agreed by Threshold and Cowen. Subject to the terms and conditions of the Cowen Sales Agreement, Cowen would use commercially reasonable efforts to sell its common stock from time to time, based upon its instructions (including any price, time or size limits or other customary parameters or conditions Threshold may impose). Threshold is not obligated to make any sales of common stock under the Cowen Sales Agreement. Threshold would pay Cowen an aggregate commission rate of up to 3.0% of the gross proceeds of the sales price per share of any shares of common stock sold under the Cowen Sales Agreement. Although the Cowen Sales Agreement remains in effect, the Cowen Sales Agreement is not currently a practical source of liquidity for Threshold. In this regard, given its currently-depressed stock price, Threshold is significantly limited in its ability to sell shares of common stock through Cowen under the Cowen Sales Agreement since the issuance and sale of common stock under the Cowen Sales Agreement, if it occurs, would be effected under a registration statement on Form S-3 that Threshold filed with the SEC, and in accordance with the rules governing those registration statements, Threshold generally can only sell shares of its common stock under that registration statement in an amount not to exceed one-third of its public float, which limitation for all practical purposes precludes its ability to obtain any meaningful funding through the Cowen Sales Agreement at this time. Even if its stock price and public float substantially increases, the number of shares Threshold would be able to sell under the Cowen Sales Agreement would be limited in practice based on the trading volume of its common stock. In addition, Threshold must maintain the effectiveness of its registration statement on Form S-3 to be filed with the SEC in order to sell any common stock under the Cowen Sales Agreement. Threshold has not yet sold any common stock pursuant to the Cowen Sales Agreement

License and Development Agreements

Agreement with Merck KGaA

On March 10, 2016, Threshold terminated the global license and co-development agreement, or the Merck KGaA License Agreement, for evofosfamide with Merck KGaA, originally entered into February 2, 2012. Under the terms of the Termination Agreement, all rights under the original agreement were returned to Threshold, as well as all rights to Merck KGaA technology developed under the License Agreement. The Termination Agreement provides digit tiered royalties on sales and milestone payments to Merck KGaA contingent upon the future successful development and commercialization of evofosfamide. To date Threshold has received upfront and milestone payments of $110.0 million. Threshold previously recorded these as deferred revenue and amortized them over the estimated performance period. As a result of Merck KGaA’s and Threshold’s decision to cease further joint development of evofosfamide in December 2015, Threshold immediately recognized $65.9 million of the remaining deferred revenue into revenue during the quarter ended December 31, 2015. Also as a result of the termination of the agreement Threshold is no longer eligible to receive any further milestone payments from Merck KGaA.

Threshold will be responsible for the commercialization of evofosfamide. Threshold is evaluating further development and commercialization opportunities for evofosfamide with other partners.

Agreement with Auckland Uniservices Ltd

On September 23, 2014, Threshold entered into an exclusive license agreement with Auckland UniServices Ltd., a wholly owned company of the University of Auckland. Pursuant to the agreement, Threshold licensed exclusive worldwide rights to a development program based on tarloxotinib from the University of Auckland. Under the terms of this agreement, Threshold made no upfront payment, but Threshold is required to pay all costs of development, as well as possible annual license maintenance fees starting in September 2017.

Agreement with Ascenta Pharmaceuticals, Inc.

On February 1, 2016, Threshold entered into a patent assignment and development agreement with Ascenta. Pursuant to the agreement, Threshold granted Ascenta exclusive rights in China, Hong Kong, Macao and Taiwan to manufacture, develop and commercialize TH-3424 for the treatment of cancer in humans and animals, and certain other uses. Under the agreement, Ascenta is responsible for pre-IND activities for the development of TH-3424 and if an IND Application is filed in one of these countries Ascenta’s rights can be expanded to include Japan, South Korea, Singapore, Malaysia, Thailand, Turkey and India. Ascenta would be responsible for the development, manufacture and commercialization of TH-3424 in those countries and Threshold has rights to development, manufacture and commercialization in the rest of the world.

Under the agreement, Ascenta will pay Threshold 30% of patent prosecution costs before they are assigned. If an IND is accepted in the United States, Threshold will reimburse 50% of approved development expenses incurred associated with filing the IND. The agreement will remain in effect as long as Ascenta continues to develop TH-3424 in its territory. Each party is entitled to terminate the agreement upon the other party’s material breach after expiration of a 60-day cure period (30 days in the event of a payment breach). The parties are entitled to mutually terminate the agreement. In addition, Ascenta may terminate the agreement upon change of control of Threshold or 60 days prior to receipt of marketing approval from the CFDA for TH-3424. Following any termination, all assigned rights will revert to Threshold.

Agreement with Eleison Pharmaceuticals, Inc.

On January 8, 2016, Threshold amended the exclusive license agreement with Eleison. Pursuant to the original agreement effective on October, 18, 2009, Threshold granted Eleison exclusive worldwide rights to manufacture, develop and commercialize glufosfamide for the treatment of cancer in humans and animals, and certain other uses. Under the agreement, Eleison is responsible for the development, manufacturing and marketing of glufosfamide.

Under the amendment, Eleison will pay Threshold 30% of its profits from commercialization on a quarterly basis, beginning on the date of first commercial sale, if any. Eleison has the right to sublicense some or all of its rights under the agreement, and will pay Threshold 30% of amounts received under any sublicenses, including, without limitation, any royalty payments, license fee payments, milestone payments and payments for any equity or debt purchases by a sublicensee, within 30 days of the receipt of any such amounts or payments by Eleison. In addition, Eleison is now required to pay Threshold up to $175.0 million in potential sales-based milestone payments. Eleison will bear all costs associated with development, commercialization and patent prosecution, and will control product development and commercialization. In addition, Eleison will be responsible for all royalty and milestone payments due under certain agreements pursuant to which Threshold licensed rights related to glufosfamide. The agreement contemplates that Eleison, to satisfy its diligence obligations, will raise sufficient funds to continue clinical development activities with glufosfamide. In the event that Eleison fails to satisfy its diligence obligations, Threshold may, at its option, terminate the agreement for material breach or convert the license granted under the agreement to a non-exclusive license.

Off-Balance Sheet Arrangements

As of December 31, 2016 and 2015, Threshold did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, Threshold does not engage in trading activities involving non-exchange traded contracts. Therefore, Threshold is not materially exposed to any financing, liquidity, market or credit risk that could arise if Threshold had engaged in these relationships.

Income Taxes

For the years ended December 31, 2016 and 2015, Threshold did not record an income tax provision due to net operating losses and the inability to record an income tax benefit. For the year ended December 31, 2014, Threshold recorded an income tax benefit of $0.2 million, which was related to state minimum taxes recorded in the previous year. As of December 31, 2016, Threshold had accumulated approximately $143.0 million and $94.0 million in federal and state net operating loss carryforwards, respectively, to reduce future taxable income. If not utilized, the federal and state net operating loss carryforwards begin to expire in 2021 and 2017 for federal and state tax purposes, respectively. The net operating loss carryforwards are subject to certain limitations on annual utilization in case of changes in ownership, as defined by federal and state tax laws.

At December 31, 2016, Threshold had research credit carryforwards of approximately $10.5 million and $5.9 million for federal and California state income tax purposes, respectively. If not utilized the federal carryforward will expire in 2022. The state research credit carryforward does not have an expiration date.

Threshold has not recorded a benefit from its net operating loss or research credit carryforwards because Threshold believes that it is uncertain that Threshold will have sufficient income from future operations to realize the carryforwards prior to their expiration. Accordingly, Threshold has established a valuation allowance against the deferred tax asset arising from the carryforwards.

Critical Accounting Policies

Threshold’s discussion and analysis of its financial condition and results of operations are based on its consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires Threshold to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and related disclosures. Threshold review its estimates on an ongoing basis. Threshold bases its estimates on historical experience and on various other assumptions that Threshold believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While its significant accounting policies are described in more detail in the notes to its consolidated financial statements, Threshold believes the following accounting policies to be critical to the judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition

Threshold recognizes revenue in accordance with ASC 605 “Revenue Recognition,” subtopic ASC 605-25 “Revenue with Multiple Element Arrangements” and subtopic ASC 605-28 “Revenue Recognition-Milestone Method,” which provides accounting guidance for revenue recognition for arrangements with multiple deliverables and guidance on defining the milestone and determining when the use of the milestone method of revenue recognition for research and development transactions is appropriate, respectively.

Threshold’s 2015 and 2014 revenues are related to its former collaboration with Merck KGaA, which was entered in February 2012 and terminated in March 2016. The former collaboration with Merck KGaA provided for various types of payments to Threshold, including non-refundable upfront license, milestone and royalty payments. Threshold recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectability is reasonably assured. Threshold also received reimbursement for Merck KGaA’s 70% share for eligible worldwide development expenses for evofosfamide under its former collaboration with Merck KGaA. Such reimbursement was reflected as a reduction of operating expenses and not as revenue.

For multiple-element arrangements, each deliverable within a multiple deliverable revenue arrangement is accounted for as a separate unit of accounting if both of the following criteria are met: (1) the delivered item or items have value to the customer on a standalone basis and (2) for an arrangement that includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in Threshold’s control. The deliverables under the Merck KGaA collaboration agreement were determined to be a single unit of accounting and as such the revenue relating to this unit of accounting was recorded as deferred revenue and recognized ratably over the term of its estimated performance period under the agreement, which was the product development period. Threshold determined the estimated performance period, and it was periodically reviewed based on the progress of the related product development plan. The effect of a change made to an estimated performance period and therefore revenue recognized ratably occurred on a prospective basis in the period that the change was made. Threshold was amortizing the upfront and milestone payments from its collaboration with Merck KGaA over the estimated period of performance (product development period), which Threshold estimated to end on March 31, 2020, for the nine months ended September 30, 2015 and year ended December 31, 2014. As a result of Merck KGaA’s and Threshold’s decision to cease further joint development of evofosfamide in December 2015, Threshold immediately recognized $65.9 million of the remaining deferred revenue into revenue during the quarter ended December 31, 2015.

Deferred revenue associated with a non-refundable payment received under a collaborative agreement for which the developmental performance obligations are terminated will result in an immediate recognition of any remaining deferred revenue in the period that termination occurred provided that all performance obligations have been satisfied.

Threshold recognizes revenue from milestone payments when: (i) the milestone event is substantive and its achievability has substantive uncertainty at the inception of the agreement, and (ii) Threshold does not have ongoing performance obligations related to the achievement of the milestone earned. Milestone payments are considered substantive if all of the following conditions are met: the milestone payment (a) is commensurate with either Threshold’s performance subsequent to the inception of the arrangement to achieve the milestone or the enhancement of the value of the delivered item or items as a result of a specific outcome resulting from its performance subsequent to the inception of the arrangement to achieve the milestone, (b) relates solely to past performance, and (c) is reasonable relative to all of the deliverables and payment terms (including other potential milestone consideration) within the arrangement. See the notes to the consolidated financial statements for analysis of each milestone event deemed to be substantive or non-substantive.

Determining whether and when some of these revenue recognition criteria have been satisfied often involves assumptions and judgments that can have a significant impact on the timing and amount of revenue Threshold reports. Changes in assumptions or judgments or changes to the elements in an arrangement could cause a material increase or decrease in the amount of revenue that Threshold reports in a particular period.

Stock-Based Compensation

Threshold accounts for stock options and stock purchase rights related to its equity incentive plans under the provisions of ASC 718, which requires the recognition of the fair value of stock-based compensation. The fair value of stock options and ESPP shares was estimated using a Black-Scholes option valuation model. This model requires the input of subjective assumptions including expected stock price volatility, expected life and estimated forfeitures of each award. The fair value of equity-based awards is amortized ratably over the requisite service period of the award. Due to the limited amount of historical data available to Threshold, particularly with respect to stock-price volatility, employee exercise patterns and forfeitures, actual results could differ from Threshold’s assumptions.

Threshold accounts for equity instruments issued to non-employees in accordance with the provisions of ASC 718 and ASC 505, “Equity.” As a result, the non-cash charge to operations for non-employee options with service or other performance criteria is affected each reporting period by changes in the estimated fair value of the Threshold common stock, as the underlying equity instruments vest. The two factors which most affect these changes are the price of the common stock underlying stock options for which stock-based compensation is recorded and the volatility of the stock price. If Threshold’s estimates of the fair value of these equity instruments change, it may have the effect of significantly changing compensation expense.

Fair Value of Warrants

ASC 815 provides guidance that clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify for classification as a liability. The guidance requires stock warrants with certain terms be classified as a liability and to be fair valued at each reporting period, with the changes in fair value recognized in Threshold’s consolidated statements of operations. Threshold fair values the warrants using a Black Scholes valuation model, which requires the use of significant judgment and estimates related to the inputs used in the model and can result in significant swings in the fair market valuation primarily due to changes in the price of its common stock. Since the outstanding common stock warrants are fair valued at the end of each reporting period, any significant change in the underlying assumptions to the Black Scholes valuation model, including the volatility and price of its common stock, may have a significant impact on the expense Threshold recognizes related to these common stock warrants.

Preclinical and Clinical Trial Accruals

Most of Threshold’s preclinical and clinical trials are performed by third-party CROs and clinical supplies are manufactured by contract manufacturing organizations, or CMOs. Invoicing from these third parties may be monthly based upon services performed or based upon milestones achieved. Threshold accrues these expenses based upon its assessment of the status of each clinical trial and the work completed, and upon information obtained from the CROs and CMOs. Its estimates are dependent upon the timeliness and accuracy of data provided by the CROs and CMOs regarding the status and cost of the studies, and may not match the actual services performed by the organizations. This could result in adjustments to its research and development expenses in future periods or restatement of prior periods. To date Threshold has had no significant adjustments.

Marketable Securities

Threshold classifies all of its marketable securities as available-for-sale. Threshold carries these investments at fair value, based upon the levels of inputs described below, and unrealized gains and losses are included in accumulated other comprehensive income (loss) that is reflected in the consolidated statements of comprehensive loss. The amortized cost of securities in this category is adjusted for amortization of premiums and accretions of discounts to maturity. Such amortization is included in interest income. Realized gains and losses are recorded in Threshold’s statements of operations. If Threshold believes that an other-than-temporary decline exists, it is its policy to record a write-down to reduce the investments to fair value and record the related charge as a reduction of interest income.

Threshold adopted ASC 820, “Fair Value and Measurements,” in the first quarter of 2008. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Threshold’s short-term investments primarily utilize broker quotes in a non-active market for valuation of these securities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

ASC 820 requires Threshold to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of the hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to the fair value calculation. Threshold’s financial assets measured at fair value on a recurring basis include securities available for sale. Securities available for sale include money market funds, government securities, commercial paper and corporate debt securities.

Accounting for Income Taxes

Threshold’s income tax policy records the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying balance sheets, as well as operating loss and tax credit carry forwards. Threshold has recorded a full valuation allowance to reduce its deferred tax assets, as based on available objective evidence; it is more likely than not that the deferred tax assets will not be realized. In the event that Threshold were to determine that it would be able to realize its deferred tax assets in the future, an adjustment to the deferred tax assets would result in an income tax benefit in the period such determination is made.

Recent Accounting Pronouncements Not Yet Adopted

In May 2014, the FASB issued an accounting standard update regarding revenue from customer contracts to transfer goods and services or non-financial assets unless the contracts are covered by other standards (for example, insurance or lease contracts). Under the new guidance, an entity should recognize revenue in connection with the transfer of promised goods or services to customers in an amount that reflects the consideration that the entity expects to be entitled to receive in exchange for those goods or services. In addition, the new standard requires that reporting companies disclose the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB deferred the effective date of the update by one year, with early adoption on the original effective date permitted. The updates are effective for Threshold beginning in the first quarter of the fiscal year 2018. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. Threshold is currently evaluating the impact of this accounting standard update on its consolidated financial statements.

In November 2015, the FASB issued an accounting standard update for the presentation of deferred income taxes. Under this new guidance, deferred tax liabilities and assets should be classified as noncurrent in a classified balance sheet. The update is effective for Threshold beginning in the first quarter of fiscal year 2018 with early adoption permitted as of the beginning of an interim or annual reporting period. Additionally, this guidance may be applied either prospectively or retrospectively to all periods presented. Threshold is currently evaluating the impact the standard will have on its financial statements.

In February 2016, the FASB issued an accounting standard update, which requires the recognition of lease assets and lease liabilities arising from operating leases in the statement of financial position. Threshold will adopt the standard effective the first quarter of 2019 and does not anticipate that this new accounting guidance will have a material impact on its consolidated statement of operations.

In March 2016, the FASB issued an accounting standard update, which simplifies several aspects of the accounting for share-based payments, including immediate recognition of all excess tax benefits and deficiencies in the income statement, changing the threshold to qualify for equity classification up to the employees’ maximum statutory tax rates, allowing an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures as they occur, and clarifying the classification on the statement of cash flows for the excess tax benefit and employee taxes paid when an employer withholds shares for tax-withholding purposes. Threshold is evaluating the full effect this accounting update may have on its consolidated financial statements and will adopt the standard effective the first quarter of 2017.

MOLECULAR MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with Molecular’s financial statements and related notes included elsewhere in this proxy statement/prospectus/information statement. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties, including those set forth in the section titled “Risk Factors” beginning on page 33 of this proxy statement/prospectus/information statement and elsewhere in this proxy statement/prospectus/information statement. Actual results and the timing of selected events discussed below could differ materially from those expressed in, or implied by, these forward-looking statements.

Overview

Molecular is a clinical-stage biopharmaceutical company developing innovative, next generation immunotoxin therapeutics. Molecular calls its pipeline of proprietarily engineered immunotoxins ETBs. ETBs combine the specificity and targeting capabilities of an antibody with the differentiated mechanism of action of a toxin scaffold derived from Shiga-like toxin 1 A-subunit. ETBs bind to the selected cancer target of interest, and once proximal to the cell surface, an ETB is capable of inducing its own internalization into the target cancer cell. Once inside the target cancer cell, the ETB self-routes itself to the cytosol where it is able to enzymatically and permanently shut down protein synthesis by destroying ribosomes. This represents a differentiated mechanism of action in oncology treatment.

In February 2015, Molecular commenced a Phase I clinical trial of its lead ETB candidate, MT-3724, targeting the cell surface antigen CD20 for the treatment of non-Hodgkin’s lymphoma. The primary objective of the study was to determine the MTD of MT-3724. The secondary endpoint was to explore the early efficacy profile of MT-3724. In December 2016, Molecular identified the MTD for MT-3724, and based on early efficacy results in the diffuse large B-cell lymphoma, or DLBCL, subtype, Molecular initiated a Phase I expansion trial focused on DLBCL subjects. Molecular expects to report top-line results from this expansion trial in early 2018. If results from this study are compelling, Molecular intends to initiate a monotherapy study of MT-3724 in the relapsed or refractory DLBCL setting. Molecular also expects to initiate up to two Phase I/II clinical trials exploring the use of MT-3724 in treatment-naïve DLBCL patients with poor prognosis because they (i) are chemo-intolerant or chemo-ineligible and require modified chemotherapy as first-line treatment and (ii) harbor the double-hit double-expressing Bcl-2/c-Myc mutations. Molecular expects to report top-line results from these trials in the first half 2018.

Molecular also is developing MT-4019, an ETB candidate that is designed to target CD38-expressing myeloma cancer cells, and plans to submit an IND application to the FDA by the end of first half 2018 to initiate a Phase I/II clinical trial in the United States.

Additionally, Molecular has several other ETB candidates in pre-clinical development targeting both solid and hematological cancers where Molecular believes the differentiated mechanism of action innate in its ETBs, ribosome shutdown, could play a significant role in treating cancer.

Since Molecular’s inception in February 2009, Molecular has devoted a significant portion of its financial resources and efforts to developing Molecular’s ETB technology platform, conducting pre-clinical studies and initiating and conducting its clinical trials of MT-3724. Molecular does not currently have any approved products and has never generated any revenue from product sales. To date, Molecular has financed its operations through (i) private placements of equity securities, (ii) upfront, milestone and expense reimbursement payments received from Molecular’s collaborators under its research and license agreements, (iii) funding from governmental bodies and (iv) bank and bridge loans. Since its inception, Molecular has raised gross proceeds of $18.2 million from private placements of equity securities and conversion of notes into equity securities, received aggregate gross proceeds of $1.3 million from Molecular’s collaborators, received $7.5 million in grants from governmental bodies, received $10.0 million in proceeds from related-party convertible promissory notes, and received $6.0 million in proceeds from bank loan financings. As of December 31, 2016, Molecular had cash and cash equivalents of $1.7 million.

Molecular is a clinical-stage company and has not generated revenue from product sales. Molecular’s ability to generate revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of one or more of its ETB candidates. Since its inception, Molecular has incurred significant operating losses. For the years ended December 31, 2016 and 2015, Molecular incurred net losses of $11.0 million and $5.4 million, respectively. As of December 31, 2016, Molecular had an accumulated deficit of $40.4 million.

Molecular expects to incur significant expenses and operating losses for the foreseeable future as Molecular advances its lead ETB candidates through clinical trials, progresses its pipeline ETB candidates from discovery through pre-clinical development, and seeks regulatory approval and pursues commercialization of its ETB candidates. In addition, if Molecular obtains regulatory approval for any of its ETB candidates, Molecular expects to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. In addition, Molecular may incur expenses in connection with the in-license or acquisition of additional technology to augment or enable development of future ETB candidates. Furthermore, upon the closing of the merger, Molecular expects to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that Molecular did not incur as a private company.

As a result, Molecular will need additional financing to support its continuing operations. Until such time as Molecular can generate significant revenue from product sales, if ever, Molecular expects to finance its operations through a combination of public or private equity and debt financings or other sources, which may include collaborations with third parties. Adequate additional financing may not be available to Molecular on acceptable terms, or at all. Molecular’s inability to raise capital as and when needed would have a negative impact on its financial condition and its ability to pursue its business strategy. Molecular will need to generate significant revenue to achieve profitability, and Molecular may never do so.

Molecular expects that its existing cash and cash equivalents, together with Threshold’s cash and cash equivalents expected to be available to Molecular after the merger and Molecular’s grant funds from CPRIT, will enable Molecular to fund its operating expenses and capital expenditure requirements through at least the 12 months following completion of the merger. See the section titled “—Liquidity and Capital Resources” beginning on page 303 of this proxy statement/prospectus/information statement.

Molecular’s financial statements as of December 31, 2016 have been prepared under the assumption that it will continue as a going concern for the next 12 months. The report of Molecular’s independent registered public accounting firm for the year ended December 31, 2016 includes an explanatory paragraph about its ability to continue as a going concern. If the merger is not consummated, Molecular’s ability to continue as a going concern may depend on its ability to raise additional capital, attain further operating efficiencies, reduce expenditures, and, ultimately, to generate revenue. If Molecular is unsuccessful in these efforts, its current capital is not expected to be sufficient to fund operations for the next 12 months. Molecular’s financial statements as of December 31, 2016 do not include any adjustments that might result from the outcome of this uncertainty. See the section titled “—Liquidity and Capital Resources” beginning on page 303 of this proxy statement/prospectus/information statement.

Collaboration Agreements

Takeda Pharmaceuticals

In October 2016, Molecular entered into a collaboration and option agreement with Takeda to discover and develop CD38-targeting ETBs, which includes MT-4019 for evaluation by Takeda. Under the terms of the agreement, Molecular is responsible for providing to Takeda (i) new ETBs generated using Takeda’s proprietary fully-human antibodies targeting CD38 and (ii) MT-4019 for in vitro and in vivo pharmacological and anti-tumor efficacy evaluations. Molecular granted Takeda an exclusive option to negotiate and obtain an exclusive worldwide license to develop and commercialize any ETB that may result from this collaboration, including MT-4019. Molecular is entitled to receive up to $2.0 million in technology access fees and cost reimbursement associated with its performance and completion of its obligations under the agreement. To date, Molecular has received $1.0 million under this agreement.

Recent Events

On March 16, 2017, Molecular entered into an Agreement and Plan of Merger and Reorganization with Threshold and Trojan Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Threshold. Upon the terms and subject to the satisfaction of the conditions described in the merger agreement, including approval of the transaction by Molecular’s stockholders and Threshold’s stockholders, merger sub will be merged with and into Molecular, with Molecular surviving the merger as a wholly owned subsidiary of Threshold. At the effective time of the merger: (i) each share of Molecular common stock outstanding immediately prior to the effective time (excluding shares held by Threshold, merger sub or Molecular and dissenting shares, and after giving effect to the purchase or conversion rights of Molecular’s preferred stockholders, warrant holders and noteholders) will be converted solely into the right to receive shares of Threshold common stock, and (ii) each outstanding Molecular stock option will be assumed by Threshold. Applying the exchange ratio, the former Molecular securityholders immediately before the merger are expected to own approximately     % of the aggregate number of shares of Threshold common stock following the merger, and the Threshold stockholders immediately before the merger are expected to own approximately     % of the aggregate number of shares of Threshold common stock following the merger, subject to certain assumptions, in each case without giving effect to the issuance of shares of Threshold common stock in the concurrent financing and, in each case, without giving effect to the issuance of shares of Threshold common stock in the concurrent financing and excluding, in each case, out-of-the-money securities. Further, this exchange ratio will be adjusted to the extent Threshold’s net cash (as defined in the merger agreement) at closing of the merger is greater than $17.5 million or less than $12.5 million.

In connection with execution of the merger agreement, Molecular received a bridge loan from Threshold pursuant to a note purchase agreement and promissory notes for an aggregate principal amount of up to $4.0 million, with an initial closing that was held on March 24, 2017 for a principal amount of $2.0 million. Threshold may lend an additional $2.0 million to Molecular under such note purchase agreement, at its discretion, but is under no obligation to do so. If the merger agreement is terminated prior to the maturity date of the bridge notes, the outstanding principal of the bridge notes plus all accrued and unpaid interest will become due and payable upon the earlier of (i) the consummation of a qualified financing by Molecular of at least $10.0 million, (ii) the occurrence of an Molecular liquidity event, or (iii) the four-month anniversary of the termination of the merger agreement, and such amounts shall be credited against any termination fees owed by Threshold to Molecular pursuant to the merger agreement.

In addition, on March 16, 2017, Molecular and Threshold received from Longitude Venture Partners III, L.P. an equity commitment letter, pursuant to which, immediately following the closing of the merger, Longitude will purchase $20.0 million of equity securities in the combined company. Subsequent to the execution of the merger agreement, Threshold and Molecular have obtained equity commitment letters in a form substantially similar to the Longitude equity commitment letter from additional investors for an additional $20.0 million, such that the aggregate size of the concurrent financing is expected to be approximately $40.0 million. The concurrent financing will be accomplished in a private placement exempt from registration under Section 4(a)(2) and Regulation D under the Securities Act of 1933, as amended, and the rules promulgated thereunder. The securities to be sold in the concurrent financing have not been registered under the Securities Act, or any state securities laws, and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The closing of the merger is not contingent upon the completion of the concurrent financing.

Financial Operations Overview

Revenue

To date, Molecular’s revenue has consisted principally of revenue from government grants, primarily through Molecular’s CPRIT grant for MT-3724. For 2016 and 2015, Molecular recognized $1.9 million and $0.5 million in CPRIT grant revenues related to the pre-clinical and clinical development of MT-3724. CPRIT grant funds are provided to Molecular in advance as conditional cost reimbursement where revenue is recognized as allowable costs are paid. Amounts collected in excess of revenue recognized are recorded as deferred revenue. Molecular has an ongoing research collaboration with Takeda Pharmaceuticals related to the evaluation of Molecular’s ETB technology that was initiated in the fourth quarter 2016. The research collaboration agreements with Takeda provide for upfront technology access fees, milestone payments and reimbursement payments. Molecular will recognize revenue from these agreements in accordance with FASB ASC Topic 605, Revenue Recognition, or ASC 605. Under ASC 605, revenue is recognized when all of the following criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the seller’s price to the buyer is fixed or determinable; and (iv) collectability is reasonably assured. Amounts received prior to satisfying the revenue recognition criteria are recognized as deferred revenue in Molecular’s balance sheet. For the years ended December 31, 2016 and 2015, Molecular did not recognize any revenue in connection with the Takeda collaboration.

Molecular has no products approved for sale. Other than the sources of revenue described above, Molecular does not expect to receive any revenue from any ETB candidates that Molecular develops, including MT-3724, MT-4019 and other pre-clinical ETB candidates, until Molecular obtains regulatory approval and commercializes such products, or until Molecular potentially enters into collaborative agreements with third parties for the development and commercialization of such candidates.

Research and Development Costs

Research and development costs consist principally of:

•	salaries for research and development staff and related expenses, including share-based compensation expenses;

•	costs for cGMP manufacturing of drug substances and drug products by contract manufacturers;

•	fees and other costs paid to clinical trials sites and CROs in connection with the performance of clinical trials and preclinical testing; and

•	costs of laboratory supplies and small equipment, including maintenance.

For the years ended December 31, 2016 and 2015, Molecular incurred research and development costs of $8.0 million and $3.3 million, respectively, of which $5.8 million and $1.5 million, respectively, related to MT-3724 and $480,040 and $155,472, respectively, related to MT-4019. Molecular’s research and development expenses may vary substantially from period to period based on the timing of Molecular’s research and development activities, including the initiation and enrollment of patients in clinical trials and manufacture of drug materials for clinical trials.

Molecular expects research and development expenses to increase as it advances the clinical development of MT-3724 and further advances the research and development of its pre-clinical ETB candidates, including MT-4019, and other earlier stage products. The successful development of Molecular’s ETB candidates is highly uncertain. At this time, Molecular cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of Molecular’s ETB candidates. This is due to numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

•	the scope, rate of progress and expense of Molecular’s research and development activities;

•	clinical trials and early-stage results;

•	the terms and timing of regulatory approvals; and

•	the ability to market, commercialize and achieve market acceptance for MT-3724, MT-4019 or any other ETB candidate that Molecular may develop in the future.

Any of these variables with respect to the development of MT-3724, MT-4019 or any other ETB candidate that Molecular may develop could result in a significant change in the costs and timing associated with the development of MT-3724, MT-4019 or such other ETB candidates. For example, if the FDA, the EMA or other regulatory authority were to require Molecular to conduct pre-clinical and clinical studies beyond those which Molecular currently anticipates will be required for the completion of clinical development or if Molecular experiences significant delays in enrollment in any clinical trials, Molecular could be required to expend significant additional financial resources and time on the completion of Molecular’s clinical development programs.

General and Administrative

Molecular’s general and administrative costs consist principally of:

•	salaries for employees other than research and development staff, including stock-based compensation expenses;

•	professional fees for auditors and other consulting expenses not related to research and development activities;

•	professional fees for legal services not related to the protection and maintenance of Molecular’s intellectual property;

•	cost of facilities, communication and office expenses;

•	information technology services; and

•	depreciation of long-lived assets.

Molecular expects that its general and administrative costs will increase in the future as Molecular’s business expands and Molecular increases its headcount to support the expected growth in its operating activities. Additionally, Molecular expects these expenses will also increase in the future as Molecular incurs additional costs associated with operating as a public company. These public company-related increases will likely include additional legal fees, accounting and audit fees, management board and supervisory board liability insurance premiums and costs related to investor relations. In addition, Molecular expects to grant share-based compensation awards to key management personnel and other employees.

Other Income (Expense)

Other income (expense) consists of:

•	interest income and interest expense; and

•	change in fair value of warrant liabilities.

Results of Operations

Comparison of Years Ended December 31, 2016 and 2015

The table below summarizes Molecular’s results of operations for the years ended December 31, 2016 and 2015.

	Year Ended December 31,
	2016	2015
	(in thousands)
Grant revenue	$1,880	$526
General and administrative	(4,477)	(2,566)
Research and development	(8,017)	(3,341)
Loss on disposal of equipment	(5)	(2)

Loss from operations	(10,619)	(5,383)
Other income (expenses)	(409)	(37)

Net loss	$(11,028)	$(5,420)

Grant Revenue

Grant revenue increased $1.4 million during the year ended December 31, 2016 as compared to the year ended December 31, 2015. The increase was primarily attributable to the increase in CPRIT grant revenues recognized due to the completion of the Phase I clinical trial for MT-3724 in 2016 and the initiation of preparatory activities for Phase II clinical trials.

Research and Development Costs

The table below summarizes Molecular’s research and development costs for the years ended December 31, 2016 and 2015.

	Year Ended December 31,
	2016	2015	$ Change
	(in thousands)
Employee compensation	$1,140	$969	$171
Program costs	6,344	1,943	4,401
Laboratory costs	487	423	64
Other research and development	46	6	40

Total research and development expenses	$8,017	$3,341	$4,676

Research and development costs increased $4.7 million during the year ended December 31, 2016 as compared to the year ended December 31, 2015. The increase was primarily due to the following:

•	an increase of $4.3 million related to Molecular’s MT-3724 program, due primarily to additional cGMP manufacturing runs conducted at Molecular’s contract manufacturer to support ongoing and future clinical studies and costs associated with the ongoing clinical study and additional pre-clinical studies;

•	initiation of certain pre-clinical testing and IND enabling activities related to Molecular’s MT-4019 program; and

•	an increase in employee salaries and compensation-related expenses of approximately $170,000 for research and development personnel to support increased activity related to collaborations and progressing Molecular’s preclinical pipeline.

General and Administrative Costs

General and administrative expenses increased $1.9 million during the year ended December 31, 2016 as compared to the year ended December 31, 2015. The increase was primarily attributable to an increase in employee headcount and compensation-related expenses of $1.3 million and increases in professional fees for legal, accounting, and recruiting services.

Other Income (Expense)

Other income (expense) increased $0.4 million during the year ended December 31, 2016 as compared to the year ended December 31, 2015. Other income (expense) is related to interest accrued under Molecular’s loan and security agreement.

Liquidity and Capital Resources

Sources of Funds

Since Molecular’s inception in 2009, Molecular has devoted substantially all of its resources to developing its ETB candidates and platform technology, building its intellectual property portfolio, developing its supply chain, conducting business planning, raising capital and providing for general and administrative support for these operations. Molecular plans to increase its research and development expenses for the foreseeable future as Molecular continues to advance MT-3724, MT-4019 and its earlier-stage pre-clinical programs. At this time, due to the inherently unpredictable nature of preclinical and clinical development and given the early stage of Molecular’s programs and product candidates, Molecular cannot reasonably estimate the costs Molecular will incur and the timelines that will be required to complete development, obtain marketing approval and commercialize Molecular’s products, if and when approved. For the same reasons, Molecular also is unable to predict when, if ever, Molecular will generate revenue from product sales or whether, or when, if ever, Molecular may achieve profitability. Clinical and preclinical development timelines, the probability of success and development costs can differ materially from expectations. In addition, Molecular cannot forecast which products, if and when approved, may be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect Molecular’s development plans and capital requirements. Molecular has incurred an accumulated deficit of $40.4 million through December 31, 2016. Molecular expects to incur substantial additional losses in the future as Molecular expands its research and development activities.

Based on Molecular’s current research and development plans, Molecular expects that its existing cash and cash equivalents, together with Threshold’s cash and cash equivalents expected to be available to Molecular after the merger and CPRIT grant funds, will enable Molecular to fund its operating expenses and capital expenditure requirements through at least the 12 months following completion of the merger.

Molecular’s financial statements as of December 31, 2016 have been prepared under the assumption that it will continue as a going concern for the next 12 months. The report of Molecular’s independent registered public accounting firm for the year ended December 31, 2016 includes an explanatory paragraph about its ability to continue as a going concern. If the merger is not consummated, Molecular’s ability to continue as a going concern may depend on its ability to raise additional capital, attain further operating efficiencies, reduce expenditures, and, ultimately, to generate revenue. If Molecular is unsuccessful in these efforts, its current capital is not expected to be sufficient to fund operations for the next 12 months. Molecular’s financial statements as of December 31, 2016 do not include any adjustments that might result from the outcome of this uncertainty. To date, Molecular has financed its operations through private placements of equity securities, upfront and milestone payments received from Molecular’s collaborators under its research evaluation agreements, as well as funding governmental bodies and bank and bridge loans. Since its inception, Molecular raised gross proceeds of $18.2 million from private placements of equity securities, received aggregate gross proceeds of $1.3 million from Molecular’s collaborators, received $7.5 million in grants from governmental bodies, received $10.0 million in proceeds from related-party convertible promissory notes and received $6.0 million in proceeds from bank loan financings.

Molecular’s series A, B and C preferred stock, collectively referred to as the Molecular preferred stock, are reflected on Molecular’s balance sheets as mezzanine equity. As of December 31, 2016, there were 9,116,405 shares of Molecular preferred stock outstanding across series A, B, and C. The Molecular preferred stock includes certain rights and privileges that include a preferred dividend that accrues at a rate of 8.0%, 13.48% and 24.55% per year for each of Molecular’s series A, B, and C preferred stock from their respective dates of purchase. At the close of the merger, all of the Molecular preferred stock, including the preferred dividends accrued through the closing date, will be exchanged for the Threshold shares based on a determined exchange ratio. For a description of the treatment of the Molecular preferred stock in the merger, please see the section titled “The Merger—Merger Consideration and Exchange Ratio” beginning on page 141 of this proxy statement/prospectus/information statement.

In November 2011, Molecular was awarded a $10.6 million product development grant from the CPRIT for its CD20 targeting ETB MT-3724. To date, Molecular has received $7.5 million in grant funds and is in discussions with CPRIT to draw down an additional 2.0 million in the first half of 2017. In the event MT-3724 receives regulatory approval and is commercialized, Molecular would owe a 5.0% royalty rate on net product sales to CPRIT unless Molecular pays to CPRIT: (i) an amount equal to 115% of the total grant funds Molecular received, at which time the royalty rate will be reduced to 3.0% in jurisdictions where there is valid patent claim and 1.5% in jurisdictions without a valid patent claim, or (ii) an amount ranging from 125% to 200%, depending on timing of the payment, of the grant funds Molecular received, at which time there would be no royalties due CPRIT.

In November 2016, Molecular received notice that Molecular has been awarded a second CPRIT product development grant totaling $15.2 million to fund development of its CD38 targeting ETB MT-4019. Molecular is currently negotiating the terms of the contract with CPRIT and, assuming successful contract negotiations, Molecular anticipates receiving the first tranche of these grant funds during the second half of 2017.

As of December 31, 2016, Molecular had debt outstanding of $12.9 million, consisting of $7.3 million in secured convertible promissory notes from existing stockholders and $5.6 million outstanding under a loan and security agreement from Silicon Valley Bank, or SVB.

The secured convertible promissory notes are subordinate to the long-term debt due to SVB and accrue interest at a rate of 5.0% per annum. The notes mature on of September 7, 2017. Under the notes, all outstanding principal and accrued interest is automatically convertible at 80% of the fair value price per share of preferred stock sold in a “qualified equity financing,” as defined in the Molecular notes, which is referred to herein as the conversion discount. If the Molecular notes remain outstanding beyond the maturity date, the conversion discount will automatically increase by 5% on September 8, 2017, which Molecular refers to as the First Discount Increase Date. Thereafter, on each three-month anniversary of the First Discount Increase Date, the conversion discount will automatically increase by additional successive 5% increments. If a qualified equity financing does not occur or a Liquidation Event, as defined, occurs prior to September 7, 2017, the holders of the notes have the right to convert the notes into shares of Molecular’s series C-1 preferred stock at $3.81 per share. The merger does not qualify as a qualified equity financing, but the holders of the Molecular notes have agreed to convert such notes based on an agreed upon price of $3.36 per share.

Molecular entered into a loan and security agreement with SVB on April 30, 2015, which allows for aggregate borrowings of up to $6.0 million, subject to Molecular’s achievement of certain milestones. Molecular borrowed an aggregate of $3.0 million under the loan and security agreement during each of the years ended December 31, 2016 and 2015. Through October 2016, Molecular made monthly interest only payments at an annual rate equal to 1.19% above the prime rate, which is equal to the rate of interest per annum from time to time published in the money rates section of The Wall Street Journal. Beginning November 1, 2016, Molecular paid the first of 30 consecutive equal monthly payments of principal plus interest. Molecular paid approximately $400,000 in principal and $220,000 in interest in 2016 and $0 in principal and interest in 2015. The loan matures on April 30, 2019 and is secured by substantially all assets of Molecular. Molecular does not have any financial loan covenants related to the loan and security agreement. As of December 31, 2016 and 2015, Molecular was in compliance with the non-financial covenants of the loan and security agreement. In connection with the SVB loan, Molecular issued to SVB warrants to purchase 48,875 shares of Molecular series C preferred stock. These warrants will be converted to shares of Threshold common stock in the merger by way of cashless exercise based on a strike price of $3.0693 per Molecular share.

As of December 31, 2016, Molecular had cash and cash equivalents of $1.7 million.

In connection with execution of the merger agreement, Threshold entered into a note purchase agreement with Molecular. Pursuant to a note purchase agreement and the bridge note, Threshold is obligated to lend, and has funded to Molecular, a principal amount of $2.0 million. Threshold may lend an additional $2.0 million to Molecular, at its discretion, but is under no obligation to do so. For a description of the bridge note, please see the section titled “Agreements Related to the Merger—Bridge Loan” beginning on page 172 of this proxy statement/prospectus/information statement.

Cash Flows

The table below summarizes Molecular’s cash flows for the years ended December 31, 2016 and 2015.

	Year Ended December 31,
	2016	2015
	(USD in thousands)
Net cash used in operating activities	$(9,028)	$(3,891)
Net cash used in investing activities	(689)	(288)
Net cash from financing activities	7,188	5,667
Net (decrease) increase in cash and cash equivalents	$(2,529)	$1,488

The increase in net cash used in operating activities to $9.0 million for the year ended December 31, 2016 from $3.9 million for the year ended December 31, 2015 was primarily due to higher research and development expenses related to greater spend on clinical trials and cGMP manufacturing activities.

The increase in net cash used in investing activities to $689,000 for the year ended December 31, 2016 from $288,000 for the year ended December 31, 2015 was primarily due to increases in expenses related to patent filings and investments in laboratory equipment and office equipment.

The increase in net cash from financing activities to $7.2 million for the year ended December 31, 2016 from $5.6 million for the year ended December 31, 2015 was primarily due to the receipt in 2016 of $4.6 million in proceeds from private placement convertible promissory notes to Molecular’s existing stockholders and the receipt of the final tranche of $3.0 million under the SVB loan compared to the receipt in 2015 of $2.7 million from private placement of convertible promissory notes and $3.0 million under the SVB loan. As of December 31, 2016, Molecular had made principal payments on this loan totaling $400,000.

Operating and Capital Expenditure Requirements

Molecular has not achieved profitability since its inception and, as of December 31, 2016, Molecular had an accumulated deficit of $40.4 million. Molecular expects to continue to incur significant operating losses for the foreseeable future as Molecular continues its research and development efforts and seeks to obtain regulatory approval and commercialization of Molecular’s ETB candidates.

Molecular expects its expenses to increase substantially in connection with Molecular’s ongoing development activities related to MT-3724 and its pre-clinical programs including MT-4019. In addition, upon the closing of the merger, Molecular expects to incur additional costs associated with operating as a public company. Molecular anticipates that its expenses will increase substantially if and as it:

•	completes the Phase I clinical trial of MT-3724, Molecular’s lead ETB candidate;

•	conducts the Phase I/II clinical trial of MT-4019, Molecular’s second ETB candidate;

•	continues the research and development of Molecular’s other ETB candidates, including completing pre-clinical studies and commencing clinical trials;

•	seeks to enhance Molecular’s technology platform using Molecular’s antigen-seeding technology approach to immuno-oncology;

•	seeks regulatory approvals for any ETB candidates that successfully complete clinical trials;

•	potentially establishes a sales, marketing and distribution infrastructure and scales-up manufacturing capabilities to commercialize any products for which Molecular may obtain regulatory approval;

•	maintains, expands and protects Molecular’s intellectual property portfolio, including litigation costs associated with defending against alleged patent infringement claims;

•	adds clinical, scientific, operational, financial and management information systems and personnel, including personnel to support Molecular’s product development and potential future commercialization efforts and to support Molecular’s transition to a public company; and

•	experiences any delays or encounters any issues resulting from any of the above, including but not limited to failed studies, complex results, safety issues or other regulatory challenges.

Molecular expects that its existing cash and cash equivalents, together with Threshold’s cash and cash equivalents expected to be available to Molecular after the merger and CPRIT grant funds, will enable Molecular to fund Molecular’s operating expenses and capital expenditure requirements through at least the 12 months following completion of the merger. Molecular has based this estimate on assumptions that may prove to be wrong, and Molecular may use its available capital resources sooner than Molecular currently expects. The report of Molecular’s independent registered public accounting firm for the year ended December 31, 2016 includes an explanatory paragraph about its ability to continue as a going concern. If the merger is not consummated, Molecular’s ability to continue as a going concern may depend on its ability to raise additional capital, attain further operating efficiencies, reduce expenditures, and, ultimately, to generate revenue. If Molecular is unsuccessful in these efforts, its current capital is not expected to be sufficient to fund operations for the next 12 months. Molecular’s financial statements as of December 31, 2016 do not include any adjustments that might result from the outcome of this uncertainty.

Because of the numerous risks and uncertainties associated with the development of MT-3724, MT-4019 and Molecular’s pre-clinical programs, and because the extent to which Molecular may enter into collaborations with third parties for development of these ETB candidates is unknown, Molecular is unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the research and development of Molecular’s ETB candidates. Molecular’s future capital requirements for MT-3724, MT-4019 or its pre-clinical programs will depend on many factors, including:

•	the progress, timing and completion of pre-clinical testing and clinical trials for Molecular’s current or any future ETB candidates;

•	the number of potential new ETB candidates Molecular identifies and decides to develop;

•	the costs involved in growing Molecular’s organization to the size needed to allow for the research, development and potential commercialization of Molecular’s current or any future bispecific antibody candidates;

•	the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims or infringements raised by third parties;

•	the time and costs involved in obtaining regulatory approval for Molecular’s ETB candidates and any delays Molecular may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these ETB candidates;

•	any licensing or milestone fees Molecular might have to pay during future development of Molecular’s current or any future ETB candidates;

•	selling and marketing activities undertaken in connection with the anticipated commercialization of Molecular’s current or any future ETB candidates and costs involved in the creation of an effective sales and marketing organization; and

•	the amount of revenues, if any, Molecular may derive either directly or in the form of royalty payments from future sales of Molecular’s ETB candidates, if approved.

Identifying potential ETB candidates and conducting pre-clinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and Molecular may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, Molecular’s ETB candidates, if approved, may not achieve commercial success. Molecular’s commercial revenues, if any, will be derived from sales of products that Molecular does not expect to be commercially available for many years, if ever. Accordingly, Molecular will need to obtain substantial additional funds to achieve its business objectives.

Adequate additional funds may not be available to Molecular on acceptable terms, or at all. To the extent that Molecular raises additional capital through the sale of equity or convertible debt securities, stockholders’ ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect their rights as stockholders. Additional debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting Molecular’s ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends and may require the issuance of warrants, which could potentially dilute stockholders’ ownership interest.

If Molecular raises additional funds through collaborations, governmental grants, strategic alliances or licensing arrangements with third parties, Molecular may have to relinquish valuable rights to its technologies, future revenue streams, research programs or bispecific antibody candidates or grant licenses on terms that may not be favorable to Molecular. If Molecular is unable to raise additional funds through equity or debt financings when needed, Molecular may be required to delay, limit, reduce or terminate its product development programs or any future commercialization efforts or grant rights to develop and market bispecific antibody candidates that Molecular would otherwise prefer to develop and market itself.

Contractual Obligations and Commitments

The table below summarizes Molecular’s contractual obligations at December 31, 2016.

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(USD in thousands)
Operating lease obligations(1)	$4,470	$556	$2,656	$1,258	$—
Capital lease obligations(2)	89	36	53	—	—
Related party debt(3)	7,315	7,315	—	—	—
Debt obligations(4)	5,564	2,400	3,164	—

Total	$17,438	$10,307	$5,873	$1,258	$—

(1)	Amounts in the table reflect payments due for Molecular’s office facilities in Austin, TX and Jersey City, NJ. Molecular currently subleases Molecular’s research and development and corporate offices in Austin, TX occupying approximately 18,000 square feet under a sublease that expires at the end of May 2017.

In October 2016, Molecular executed a lease agreement for the Austin, TX facilities that becomes effective June 2017 with a five-year lease term that terminates in May 2022 with an option to renew for one additional five-year period. In January 2017, Molecular executed a first amendment to the Austin, TX lease to add an additional 3,000 square feet of research and development and office space. In March 2017, Molecular entered into a second amendment to the Austin, TX lease that could further expand Molecular’s lease space by an additional 11,000 square feet. This second amendment becomes effective on the date if and when Molecular receives before June 23, 2017 at least $30.0 million in additional aggregate debt or equity funding, excluding proceeds of any CPRIT grant. Molecular also has the right to waive this funding threshold requirement at Molecular’s discretion. Upon the second amendment becoming effective, the term of Molecular’s lease agreement for the Austin, TX lease will extend to 72 months and expire May 2023.

(2)	Reflects leases of certain laboratory equipment under non-cancelable capital lease agreements.

(3)	Amounts due to stockholders under secured convertible promissory notes issued during 2015 and 2016.

(4)	Reflects the contractually required principal and interest payments payable pursuant to Molecular’s SVB loan.

Off-Balance Sheet Arrangements

Molecular did not have during the periods presented, and Molecular does not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Quantitative and Qualitative Disclosures about Market Risk

Molecular is exposed to a variety of financial risks. Molecular’s overall risk management program seeks to minimize potential adverse effects of these financial risks on its financial performance.

Credit Risk

Molecular considers all of its material counterparties to be creditworthy. Molecular considers the credit risk for each of its counterparties to be low and does not have a significant concentration of credit risk at any of its counterparties.

Liquidity Risk

Molecular manages its liquidity risk by maintaining adequate cash reserves at banking facilities, and by continuously monitoring its cash forecasts, its actual cash flows and by matching the maturity profiles of financial assets and liabilities.

Market Risk

Molecular is not subject to any significant foreign exchange risk and interest rate risk.

Critical Accounting Policies and Significant Judgments and Estimates

The discussion and analysis of Molecular’s financial condition and results of operations are based on its financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses for the periods presented. Management makes estimates and exercises judgment in income taxes, revenue recognition, research and development expenses, stock-based compensation and preferred stock. Judgments must also be made about the disclosure of contingent liabilities. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Molecular bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. Molecular periodically evaluates its estimates and judgments, including those described in greater detail below, in light of changes in circumstances, facts and experience.

Molecular has identified the following accounting policies that it believes require application of management’s most subjective judgments, often requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Molecular’s actual results could differ from these estimates and such differences could be material.

Income Taxes

Molecular records income taxes in accordance with ASC 740, Accounting for Income Taxes, or ASC 740. Since inception, Molecular has not recorded a provision for income taxes due to reported net losses in each year. However, Molecular has accumulated net operating loss carryforwards during this time. For further information regarding Molecular’s accounting for income taxes, please see Note 4 (“Summary of Significant Accounting Policies”) and Note 14 (“Income Taxes”) to its audited financial statements for the year ended December 31, 2016 included in this proxy statement/prospectus/information statement.

Revenue Recognition

The grants Molecular has received from governmental bodies, such as CPRIT, are conditional cost reimbursement grants, and Molecular recognizes revenue as allowable costs are paid. Amounts collected in excess of revenue recognized are recorded as deferred revenue.

Research and Development Expenses

As part of the process of preparing Molecular’s financial statements, Molecular is required to estimate its accrued expenses as of each balance sheet date. This process involves reviewing open contracts and purchase orders, communicating with Molecular’s staff to identify services that have been performed on its behalf and estimating the level of service performed and the associated cost incurred for the service when Molecular has not yet been invoiced or otherwise notified of the actual cost. The majority of Molecular’s service providers invoice Molecular monthly in arrears for services performed or when contractual milestones are met. Molecular makes estimates of its accrued expenses as of each balance sheet date based on facts and circumstances known to Molecular at that time. Molecular periodically confirms the accuracy of its estimates with the service providers and make adjustments if necessary. The significant estimates in Molecular’s accrued research and development expenses include the costs incurred for services performed by its vendors and clinical trial sites in connection with research and development activities for which Molecular has not yet been invoiced.

Molecular records its expenses related to research and development activities based on its estimates of the services received and efforts expended pursuant to quotes and contracts with vendors that conduct research and development on its behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to Molecular’s vendors will exceed the level of services provided and result in a prepayment of the research and development expenses. In accruing service fees, Molecular estimates the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from Molecular’s estimate, Molecular adjusts the accrual or prepaid expense accordingly. Non-refundable advance payments for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received rather than when the payment is made.

Although Molecular does not expect its estimates to be materially different from amounts actually incurred, if Molecular’s estimates of the status and timing of services performed differ from the actual status and timing of services performed, it could result in Molecular reporting amounts that are too high or too low in any particular period. To date, there have been no material differences between Molecular’s estimates of such expenses and the amounts actually incurred.

Stock-Based Compensation

Molecular accounts for stock-based compensation expense related to stock options granted to employees, non-employees, and members of Molecular’s board of directors under the Molecular Templates 2009 Stock Plan by estimating the fair value of each stock option or award on the date of grant using the Black-Scholes model. Molecular recognizes stock-based compensation expense on a straight-line basis over the vesting term.

Preferred Stock

Molecular’s series A, B and C preferred stock, referred to collectively as the Molecular preferred stock, are reflected in the balance sheet as mezzanine equity. For a description of the treatment of the Molecular preferred stock as a result of the merger, please see the section titled “Merger Agreement” beginning on page 151 of this proxy statement/prospectus/information statement. Further, effective January 1, 2016, Molecular changed its accounting policy related to the Molecular preferred stock. Molecular had previously reported the Molecular preferred stock as a component of Stockholders’ Equity and made the election to present the Molecular preferred stock as mezzanine equity. For a description of the restatement due to this accounting policy change, please see Note 4 (“Summary of Significant Accounting Policies”) to Molecular’s audited financial statements for the year ended December 31, 2016 included in this proxy statement/prospectus/information statement.

Recent Accounting Pronouncements

For a discussion of recently issued accounting pronouncements and interpretations not yet adopted by Molecular, please see Note 4 (“Summary of Significant Accounting Policies”) to Molecular’s audited financial statements for the year ended December 31, 2016 included in this proxy statement/prospectus/information statement.

MANAGEMENT FOLLOWING THE MERGER

Executive Officers and Directors

Termination of Current Executive Officers of Threshold

The employment of the current executive officers of Threshold is to be terminated immediately prior to the completion of the merger.

Executive Officers and Directors of the Combined Company Following the Merger

The combined company’s board of directors will initially be fixed at seven members, consisting of (i) two members designated by Threshold, namely Harold E. Selick, Ph.D., who served as Threshold’s Chief Executive Officer until March 31, 2017 and who will be the chairman of the board of directors of the combined company immediately following the merger, and David R. Hoffmann, currently a Threshold board member, (ii) two members designated by Molecular, namely Eric E. Poma, Ph.D., who will serve as the Chief Executive Officer and Chief Scientific Officer of the combined company immediately following the completion of the merger, and Kevin M. Lalande, who currently is a Molecular board member and managing director of SHV Management Services, LLC (affiliates of which will own approximately     % of the combined company’s outstanding shares of common stock immediately following the closing of the merger), and (iii) three members to be mutually agreed upon by Threshold and Molecular meeting the SEC and NASDAQ Stock Market independence requirements, including David Hirsch, M.D., Ph.D., of Longitude, upon the consummation of the concurrent financing, which will take place immediately following the effective time of the merger. The staggered structure of the current Threshold board of directors will remain in place for the combined company following the completion of the merger.

The following table lists the names and ages as of March 31, 2017 and positions of the individuals who are expected to serve as executive officers and directors of the combined company upon completion of the merger:

Name	Age	Position(s)
Executive Officers
Eric E. Poma, Ph.D.	44	Chief Executive Officer, Chief Scientific Officer and Class Director
Jason Kim	42	President, Chief Operating Officer and Principal Financial Officer
David Valacer, M.D.	63	Chief Medical Officer
Jack Higgins, Ph.D.	37	Executive Vice President, Operations and Head of Manufacturing
Kurt Elster	50	Executive Vice President, Corporate Development
Erin Willert, Ph.D.	35	Executive Vice President, Research and Development
Jen-Sing Liu, Ph.D.	54	Executive Vice President, Manufacturing

Non-Employee Directors
Harold E. Selick, Ph.D.	61	Chairman and Class Director
David R. Hoffmann	72	Class Director
Kevin M. Lalande	44	Class Director
David Hirsch, M.D., Ph.D.	46	Class Director

Executive Officers

Eric E. Poma, Ph.D. is the Chief Executive Officer, Chief Scientific Officer and secretary of Molecular, Inc. and founded Molecular in February 2009. He has served as a member of Molecular’s board of directors since founding Molecular. From March 2005 until September 2008, Dr. Poma was Vice President of Business Development of Innovive Pharmaceuticals (acquired by Cytrx Corporation), a biotechnology company. From 2001 to 2005, he served as the Associate Vice President of Business Development at ImClone Systems, Inc.

(now Eli Lilly and Company) a biotechnology company focused on antibody therapeutics. As the founder and in his role as Chief Scientific Officer at Molecular, he led the invention of technology underlying Molecular’s platform technology and what constitutes the whole of Molecular’s current lead and preclinical pipeline candidates. Dr. Poma received his Ph.D. in Microbiology and Immunology and B.A. in Biology and from the University of North Carolina at Chapel Hill and his M.B.A. from New York University. Molecular’s board of directors believes that Dr. Poma’s direct involvement in the creation of, and knowledge of, Molecular’s technology platform and extensive experience in the industry provides an invaluable insight to the Molecular board of directors on matters involving Molecular and its future goals. The Molecular board of directors also believes that having Dr. Poma as a director is an optimal way of ensuring the most efficient execution and development of the Molecular’s business goals and strategies.

Jason Kim joined Molecular in February 2010 and has served as its president and Chief Financial Officer. Prior to October 2011, Mr. Kim has served as Molecular’s Chief Financial Officer. From 2009 to 2011, Mr. Kim served as Director, Business and Corporate Development for OSI Pharmaceuticals (now Astellas Pharma US, Inc.), an oncology focused biotechnology company. Prior to 2009, Mr. Kim served as an Investment Associate for Domain Associates, LLC, a venture capital firm focused on investments in the biotechnology industry. Mr. Kim also served as Director, Business Development for ImClone Systems Incorporated (now Eli Lilly and Company) from 2003 to 2006, a biotechnology company focused on antibody therapeutics. Mr. Kim received his B.A. in neuroscience and behavior from Wesleyan University and his M.B.A. from the Wharton School, University of Pennsylvania.

David Valacer, M.D. has served as Molecular’s Chief Medical Officer since January 2014. Dr. Valacer served as Senior Vice President, Clinical and Medical Affairs of Celgene Cellular Therapeutics, a wholly owned subsidiary of Celgene Corporation, from April, 2012 through June, 2013, where he oversaw the development and execution of clinical programs in vascular and autoimmune diseases. Prior to Celgene Cellular Therapeutics, Dr. Valacer was Vice President, DNA Therapeutics at Ziopharm Onology, Inc. from April, 2011 through April, 2012. He has held clinical development positions in inflammation, immune and respiratory diseases, and diabetes in addition to oncology as a Senior Medical Director, Clinical Development at Tolerex, Inc., from 2009 to 2011 and prior to that at Hoffmann-La Roche, Genentech, and Boehringer Ingelheim. Dr. Valacer received his M.D. from the University of Vermont College of Medicine, his M.S. in management from New York University, and his B.A. in chemistry from the College of the Holy Cross.

Jack Higgins, Ph.D. joined Molecular in June 2010 and has served as Molecular’s Chief Operating Officer since June 2016. Prior to June 2016, Dr. Higgins had served as Molecular’s Executive Vice President, Operations. Prior to June 2013, Dr. Higgins had served as Molecular’s Executive Vice President Research and Development. Prior to December 2012, Dr. Higgins had served as Molecular’s Vice President Research and Development. Prior to February 2012, Dr. Higgins had served as Molecular’s Director of Research and Development. Dr. Higgins served as a Research Fellow from 2007 to 2010 at the Cancer Research Training Award Laboratory of Tumor Immunology and Biology at the National Cancer Institute and Doctoral Academy Fellow from 2003 to 2007 at the University of Arkansas. Dr. Higgins received his Ph.D. and M.S. from the University of Arkansas, Poultry Science and his B.S. from Texas A&M University.

Jen-Sing Liu, Ph.D. joined Molecular in March 2012 and has served as Molecular’s Executive Vice President of Manufacturing since June 2016. Prior to June 2016, Dr. Liu has served as Molecular’s Vice President of Protein Engineering and Senior Director of Research and Development. Dr. Liu served as Senior Scientist at XBiotech from January 2012 to March 2012. Dr. Liu served as Assistant Professor of Medicine at Texas A&M University Health Science Center from April 2008 to January 2012, as a Research Scientist and R&E Scientist II at the Cancer Research Institute, Scott & White Healthcare from October 2005 to January 2012, as Senior Research Associate and Research Assistant Professor at the University at Buffalo’s Department of Microbiology from March 1998 to October 2005 and Postdoctoral Fellow, Department of Biochemistry at UAB. Dr. Liu received his Ph.D. in biochemistry from the School of Medicine and Dentistry at the University of Rochester, his M.S. in Life Sciences at the College of Life Sciences, National Tsing-Hua University, Taiwan and his B.S. in chemistry from National Cheng-Kung University, Taiwan.

Erin Willert, Ph.D. joined Molecular in February 2011 and serves as its Executive Vice President of Research & Development. Prior to February 2011, Dr. Willert served as a Post-Doctoral Fellow at Washington University School of Medicine from September 2008 to February 2011. Dr. Willert received her Ph.D in biochemistry from the University of Texas Southwestern Medical Center and her B.S. in chemistry from the University of Texas at Austin.

Kurt Elster has served as Molecular’s Executive Vice President Corporate Development since April 2016. Prior April 2016, Mr. Elster served as Vice President Business Development at Dendreon Corporation (now Valeant Pharmaceuticals Inc.) from May 2012 to February 2015. Prior to that, Mr. Elster served in various positions of increasing responsibility in corporate finance and business development during his 16 year tenure at ImClone Systems Incorporated (now Eli Lilly and Company), and most recently as Associate Vice President, Business Development. Prior to that, Mr. Elster served in positions of increasing responsibility, most recently as Audit Manager, at Wiss & Company, CPAs from September 1989 to May 1996. Mr. Elster received his B.S. in Business Administration with a Concentration in Accounting from Montclair State University.

Non-Employee Directors

Harold E. Selick, Ph.D. served as Threshold’s Chief Executive Officer from June 2002 until March 31, 2017 and is chairman of Threshold’s board of directors, on which he has served since joining Threshold. From June 2002 until July 2007, Dr. Selick was also a Venture Partner of Sofinnova Ventures, Inc., a venture capital firm. From January 1999 to April 2002, he was Chief Executive Officer of Camitro Corporation, a biotechnology company. From 1992 to 1999, he was at Affymax Research Institute, the drug discovery technology development center for Glaxo Wellcome plc, most recently as Vice President of Research. Prior to working at Affymax he held scientific positions at Protein Design Labs, Inc. and Anergen, Inc. As a staff scientist at Protein Design Labs, Inc. (now PDL BioPharma, Inc., or PDL) he co-invented the technology underlying the creation of fully humanized antibody therapeutics and applied that to PDL’s first product, Zenapax (daclizumab), which was developed and commercialized by Roche for preventing kidney transplant rejection. Dr. Selick serves as Lead Director of PDL, a public company, serves as Chairman of the board of directors of Catalyst Biosciences, a public drug discovery and development company, and also serves as Chairman of the board of directors of Protagonist Therapeutics, a privately-held biotechnology company. Dr. Selick received his B.A. in Biophysics and Ph.D. in Biology from the University of Pennsylvania and was a Damon Runyon-Walter Winchell Cancer Fund Fellow and an American Cancer Society Senior Fellow at the University of California, San Francisco. Threshold’s board of directors believes that Dr. Selick’s extensive experience and industry knowledge provides an invaluable insight to the board of directors on issues involving Threshold and its goals.

David R. Hoffmann has served as a member of Threshold’s board of directors since April 2007. Mr. Hoffmann is retired from ALZA Corporation (now a Johnson & Johnson company) where he held the positions of Vice President and Treasurer from 1992 to until his retirement in October 2002, Vice President of Finance from 1982 to 1992 and Director of Accounting/Finance from 1976 to 1982. Mr. Hoffmann is currently Chief Executive Officer of Hoffmann Associates, a multi-group company specializing in cruise travel and financial and benefit consulting. He serves on the board of directors of DURECT Corporation. Mr. Hoffmann holds a B.S. in Business Administration from the University of Colorado. Threshold’s board of directors believes that Mr. Hoffmann’s financial knowledge and industry experience are valuable to the Threshold board, particularly with respect to his service on the audit committee. Threshold’s board of directors has determined that Mr. Hoffmann qualifies as an “audit committee financial expert” as defined by the rules of the SEC.

Kevin Lalande has served on Molecular’s board of directors since March 2009. Mr. Lalande is one of the founders and a Managing Director of Santé Ventures, a venture capital firm. Prior to founding Santé Ventures in 2006, Mr. Lalande spent seven years with Austin Ventures. Before joining Austin Ventures, Mr. Lalande was a management consultant with McKinsey & Company. Previously, Mr. Lalande cofounded and sold three companies: NetProfit, sold to a privately held advertising agency in 1996; Serus, sold to Netopia in 1998; and TimeMarker, sold to PrimeHoldings in 2001. Mr. Lalande holds a B.S. in Electrical and Computer Engineering from Brigham Young University and an M.B.A. with Highest Distinction from the Harvard Business School. Mr. Lalande was selected to serve on Molecular’s board of directors because of his substantial experience as a venture capitalist and as a director of a number of privately-held companies.

David Hirsch, M.D., Ph.D. will serve as a director of the combined company following the consummation of the merger. Since 2007, Dr. Hirsch has served as a Founder and Managing Director at Longitude, where he focuses on investments in biotechnology. From 2005 to 2006, Dr. Hirsch was Vice President of Pequot Capital Management, or Pequot, where he worked in the life sciences practice. Prior to Pequot, Dr. Hirsch was an Engagement Manager in the pharmaceutical practice of McKinsey & Co. While at McKinsey & Co., he worked with many large pharmaceutical companies across a range of projects including clinical and commercial strategies, M&A evaluations, portfolio prioritization and managed care strategy. Dr. Hirsch currently serves on the board of directors of Rapid Micro Biosystems, Inc., Tricida, Inc., Velicept Therapeutics, Inc. and Zavante Therapeutics, Inc. and previously served on the board of directors of Civitas Therapeutics, Inc. and Precision Therapeutics, Inc. Dr. Hirsch graduated from Johns Hopkins University with a B.S. in Biology in 1991 and, in 2001, received an M.D. from Harvard Medical School as well as a Ph.D. in Biology from Massachusetts Institute of Technology. Dr. Hirsch is being selected to serve on the board of directors of the combined company because of his perspective and experience as an investor and board member in the life sciences industry, as well as his strong medical and scientific background, provide him with the qualifications and skills to serve as a director.

Board of Directors of the Combined Company Following the Merger

Threshold’s board of directors currently consists of seven directors divided into three staggered classes, with one class to be elected at each annual meeting to serve for a three-year term. The staggered structure of the board of directors will remain in place for the combined company following the completion of the merger. At Threshold’s most recent annual stockholders meeting, held in 2016, Class III directors were elected. As a result, the term of the Class I directors of the combined company is set to expire upon the election and qualification of successor directors at the Threshold annual meeting, and the terms of the Class II and Class III directors will expire upon the election and qualification of successor directors at the annual stockholders meetings in 2018 and 2019, respectively.

The director classes for Threshold are currently as follows:

•	Class I directors (term ending at the Threshold annual meeting): Jeffrey W. Bird, M.D., Ph.D. and Harold E. Selick, Ph.D.;

•	Class II directors (term ending in 2018): Wilfred E. Jaeger, M.D. and David R. Parkinson, M.D.; and

•	Class III director (term ending in 2019): Bruce C. Cozadd, David R. Hoffmann and George G.C. Parker, Ph.D.

The combined company’s board of directors will initially be fixed at seven members, consisting of (i) two members designated by Threshold, namely Harold E. Selick, Ph.D., who served as Threshold’s Chief Executive Officer until March 31, 2017 and who will be the Chairman, and David R. Hoffmann, currently a Threshold board member, (ii) two members designated by Molecular, namely Eric E. Poma, Ph.D., who will serve as the Chief Executive Officer and Chief Scientific Officer of the combined company immediately following the completion of the merger, and Kevin M. Lalande, who currently is a Molecular board member and managing director of SHV Management Services, LLC (affiliates of which will own approximately     % of the combined company’s outstanding shares of common stock immediately following the closing of the merger), and (iii) three members to be mutually agreed upon by Threshold and Molecular meeting the SEC and NASDAQ Stock Market independence requirements, including David Hirsch, M.D., Ph.D., of Longitude, upon the consummation of the concurrent financing, which will take place immediately following the effective time of the merger. The staggered structure of the current Threshold board of directors will remain in place for the combined company following the completion of the merger.

Threshold’s board of directors currently consists of seven directors: Jeffrey W. Bird, M.D., Ph.D., Bruce Cozadd, David R. Hoffmann, Wilfred E. Jaeger, M.D., George G.C. Parker, Ph.D., David R. Parkinson, M.D. and

Harold E. Selick, Ph.D. Following the merger, none of the current Threshold directors, other than Dr. Selick and Mr. Hoffmann, will serve as directors of the combined company and the combined company’s directors will consist of Dr. Selick, Mr. Hoffmann, Ph.D., two members of Molecular’s board of directors, namely Eric E. Poma, Ph.D. and Kevin M. Lalande, and three members to be mutually agreed upon by Threshold and Molecular meeting the SEC and NASDAQ Stock Market independence requirements, including David Hirsch, M.D., Ph.D., of Longitude, upon the consummation of the concurrent financing, which will take place immediately following the effective time of the merger.

It is anticipated that these directors will be appointed to the three staggered director classes of the combined company board of directors as follows:

•	Class I directors (term ending 2018): and ;

•	Class II directors (term ending 2019): and ; and

•	Class III directors (term ending 2020): , and

There are no family relationships among any of the current Threshold directors and executive officers, and there are no family relationships among any of the proposed combined company directors and officers.

Director Independence

NASDAQ’s listing standards require that Threshold’s board of directors consist of a majority of independent directors, as determined under the applicable rules and regulations of NASDAQ. The board of directors has determined that each of Threshold’s current directors other than Drs. Selick and Jaeger qualify as an independent director under the applicable rules and regulations of NASDAQ.

The Threshold board of directors believes that each of Messrs. Hoffmann, Hirsch and Lalande will qualify as an independent director following the completion of the merger.

Committees of the Board of Directors

Threshold’s board of directors currently has, and following the completion of the merger will continue to have, the following committees: audit committee, a compensation committee and a nominating and governance committee.

Audit Committee

The purpose of the audit committee is to oversee Threshold’s accounting and financial reporting processes and audits of its financial statements. Although management has primary responsibility for the system of internal controls and the financial reporting process, the responsibilities of the audit committee include appointing and approving the compensation of the independent registered public accounting firm to conduct the annual audit of Threshold’s financial statements, reviewing and evaluating the scope and results of the annual audit, approving all professional services to be provided to Threshold by its independent registered public accounting firm, meeting with management and the independent registered public accounting firm to discuss its financial statements and matters that may affect its financial statements, and reviewing, overseeing and approving transactions between Threshold and any related persons.

The audit committee of the combined company is expected to retain these duties and responsibilities following completion of the merger.

In connection with the closing of the merger, the combined company’s board of directors is expected to select members of the audit committee. To qualify as independent to serve on the combined company’s audit committee, listing standards of The NASDAQ Capital Market and the applicable rules of the SEC require that a director not accept any consulting, advisory, or other compensatory fee from the combined company, other than for service as a director, or be an affiliated person of the combined company. Threshold and Molecular believe that, following completion of the merger, the composition of the audit committee will comply with the applicable requirements of the rules and regulations of NASDAQ and the SEC.

Compensation Committee

The compensation committee develops and reviews compensation policies and practices applicable to executive officers, reviews and recommends goals for the Threshold Chief Executive Officer and evaluates his performance in light of these goals, reviews and evaluates goals and objectives for other officers of Threshold, oversees and evaluates Threshold’s equity incentive plans and reviews and approves the creation of or amendment to those equity incentive plans. Under compensation committee’s charter, it has the authority, in its sole discretion, to retain (or obtain the advice of) any compensation consultant, legal counsel or other adviser to assist it in the performance of its duties. The compensation committee also has the direct responsibility for the appointment, compensation and oversight of the work of any advisers retained or engaged by the compensation committee. Under its charter, the compensation committee also has the authority to delegate its authority and responsibilities to members of the committee or a subcommittee. Finally, the compensation committee has the sole authority to approve the fees and the other terms and conditions of the engagement of any such advisor. Threshold must provide for appropriate funding, as determined by the compensation committee, for the payment of reasonable compensation to any such adviser retained by the compensation committee.

The compensation committee of the combined company is expected to retain these duties and responsibilities following completion of the merger.

In connection with the closing of the merger, the combined company’s board of directors is expected to select members of the compensation committee. To qualify as independent to serve on the combined company’s compensation committee, the listing standards of The NASDAQ Capital Market require a director not to accept any consulting, advisory, or other compensatory fee from the combined company, other than for service on the combined company’s board of directors, and that the combined company’s board of directors consider whether a director is affiliated with the combined company and, if so, whether such affiliation would impair the director’s judgment as a member of the combined company’s compensation committee. Threshold and Molecular believes that, after the completion of the merger, the composition of the compensation committee will meet the requirements for independence under, and the functioning of such compensation committee will comply with any applicable requirements of the rules and regulations of NASDAQ and the SEC.

Nominating and Governance Committee

The nominating and governance committee’s responsibilities include recommending to the Threshold board of directors nominees for possible election to the board of directors. For information regarding Threshold’s processes and procedures for director nominations, please see “Threshold Directors, Officers and Corporate Governance—Director Nominations.”

Threshold’s nominating and governance committee of the combined company is expected to retain these responsibilities following completion of the merger.

In connection with the closing of the merger, the combined company’s board of directors is expected to select members of the nominating and governance committee. Threshold and Molecular believe that, after the completion of the merger, the composition of the nominating and governance committee will meet the requirements for independence under, and the functioning of such nominating and governance committee will comply with any applicable requirements of the rules and regulations of NASDAQ.

Director Compensation

Molecular does not currently have a director compensation policy and none of Molecular’s non-employee directors received cash compensation for service during 2016. However, Molecular does provide reimbursement for reasonable out-of-pocket expenses incurred for attending meetings of Molecular’s board of directors or any committees thereof.

To date, Molecular has not provided monetary compensation to members of its board of directors. However, current and past board members have received stock option compensation in the past. Dr. Poma, Molecular’s Chief Executive Officer and Chief Scientific Officer, did not receive any compensation for his service as a member of Molecular’s board of directors during 2016 or 2015. Dr. Poma’s compensation as an executive officer of Molecular is set forth under the section titled “Management Following the Merger—Executive Compensation—Summary Compensation Table” beginning on page 190 of this proxy statement/prospectus/information statement.

Threshold’s director compensation for the fiscal year ended December 31, 2016 is set forth under the section titled “Threshold Directors, Officers and Corporate Governance—Director Compensation” beginning on page 181 of this proxy statement/prospectus/information statement. It is expected that the combined company will provide compensation to non-employee directors that is in line with Threshold’s current practices.

Compensation Committee Interlocks and Insider Participation

In connection with the closing of the merger, the combined company’s board of directors is expected to select members of the compensation committee. Each member of the compensation committee is expected to be an “outside” director as that term is defined in Section 162(m) of the Code, a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of NASDAQ. None of the proposed combined company’s executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who is proposed to serve on the combined company’s board of directors or compensation committee following the completion of the merger.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Described below are the transactions and series of similar transactions since January 1, 2014 in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of the directors, executive officers, holders of more than 5% of capital stock (sometimes refer to as 5% stockholders below) of Threshold, Molecular or the combined company or any member of their respective immediate family had or will have a direct or indirect material interest.

Threshold Transactions

Participation in Public Offering

On February 18, 2015, Threshold completed an underwritten public offering of 8,300,000 shares of its common stock and warrants to purchase 8,300,000 shares of its common stock. The combined purchase price to the public for each share of common stock and accompanying warrant was $3.62. However, one of Threshold’s directors who participated in the offering, Wilfred E. Jaeger, who in March 2017 also became Threshold’s interim Chief Executive Officer, paid an additional $0.125 price per share of common stock and accompanying warrant in accordance with the rules of NASDAQ. Net cash proceeds from the public offering were approximately $28.2 million, after deducting the underwriting discounts and commissions and offering expenses payable by Threshold. The warrants issued in the offering carried an initial exercise price of $10.86 per share and were exercisable at any time and from time to time commencing with the date six months following the issuance date and continuing through the date that is five years from the issuance date. Pursuant to adjustment provided in the Warrant, effective January 21, 2016, the exercise price was adjusted to be the floor price of $3.62 per share. The investors in this offering included following related parties listed in the table below.

Name of Related Party	Shares Purchased (#)	Shares Underlying Warrants Purchased (#)	Purchase Price ($)
Capital Ventures International(1)	4,150,000	4,150,000	$15,023,000
Wilfred E. Jaeger, M.D.	25,000	25,000	$93,625

(1)	Became a greater than 5% stockholder of Threshold as a result of Threshold’s February 2015 public offering and, accordingly, became a “related party” of Threshold under applicable SEC rules and regulations.

Since this offering was public, with the price to the public in the offering determined in part by a book building process with the underwriters and in part by negotiation at arms-length with parties that were not, prior to the offering, related parties, the offering was not specifically reviewed in advance as a related-party transaction. However, the offering was approved in advance by Threshold’s board of directors and by a pricing committee of Threshold’s board of directors. Threshold’s nominating and governance committee, which served as the independent review and oversight body due to the participation of Dr. Jaeger (who at the time had served on Threshold’s audit committee) in the offering, subsequently reviewed the offering.

Change of Control and Severance Benefits Agreements

Certain of Threshold’s executive officers will be entitled to receive cash severance payments and other benefits in connection with the termination of their employment with Threshold immediately following the merger. For more information regarding such payments and benefits, please see the section titled “The Merger—Interests of the Threshold Directors and Executive Officers in the Merger” beginning on page 131 of this proxy statement/prospectus/information statement.

Indemnification Arrangements

Threshold’s amended and restated certificate of incorporation and amended and restated bylaws provide that Threshold will indemnify each of its directors and officers to the fullest extent permitted by Delaware law.

Further, Threshold has entered into separate indemnification agreements with each of its directors and executive officers. Such agreements require Threshold, among other things, to indemnify its directors and officers, other than for liabilities arising from willful misconduct of a culpable nature, and to advance their expenses incurred as a result of any proceedings against them as to which they could be indemnified.

Molecular Transaction

On March 16, 2017, Molecular entered into an Agreement and Plan of Merger and Reorganization with Threshold and merger sub. Upon the terms and subject to the satisfaction of the conditions described in the merger agreement, including approval of the transaction by Molecular’s stockholders and Threshold’s stockholders, Merger Sub will be merged with and into Molecular, with Molecular surviving the merger as a wholly owned subsidiary of Threshold. At the effective time of the merger: (i) each share of Molecular common stock outstanding immediately prior to the effective time (excluding shares held by Threshold, merger sub or Molecular and dissenting shares, and after giving effect to the purchase or conversion rights of Molecular’s preferred stockholders, warrant holders and noteholders) will be converted solely into the right to receive shares of Threshold common stock, and (ii) each outstanding Molecular stock option will be assumed by Threshold. Applying the exchange ratio, the former Molecular securityholders immediately before the merger are expected to own approximately     % of the aggregate number of shares of Threshold common stock following the merger, and the Threshold stockholders immediately before the merger are expected to own approximately     % of the aggregate number of shares of Threshold common stock following the merger, subject to certain assumptions, in each case without giving effect to the issuance of shares of Threshold common stock in the concurrent financing. Further, this exchange ratio will be adjusted to the extent Threshold’s net cash (as defined in the merger agreement) at closing of the merger is greater than $17.5 million or less than $12.5 million.

Bridge Loan

In connection with execution of the merger agreement, Threshold entered into a note purchase agreement with Molecular. Pursuant to the note purchase agreement and the bridge note issued thereunder, Threshold is obligated to lend, and has funded to Molecular, a principal amount of $2.0 million. Threshold may lend an additional $2.0 million to Molecular, at its discretion, but is under no obligation to do so. If the merger agreement is terminated prior to the to the maturity date of the bridge note, the outstanding principal of the bridge note plus all accrued and unpaid interest thereon shall become due and payable upon the earlier of (i) the consummation of a qualified financing by Molecular of at least $10.0 million, or a qualified financing, (ii) the occurrence of a Molecular liquidity event, or (iii) the four-month anniversary of the termination of the merger agreement, and such amounts shall be credited against any termination fees owed by Threshold to Molecular pursuant to the merger agreement. Outstanding loan amounts accrue interest at a rate 1% per annum and are unsecured obligations of Molecular.

Equity Commitment Letter for Concurrent Financing

Concurrent with the execution of the merger agreement, Threshold and Molecular Templates entered into an equity commitment letter, or the equity commitment letter, with Longitude Venture Partners III, L.P., pursuant to which Longitude agreed to purchase $20.0 million of equity securities from Threshold immediately following the consummation of the merger through a private placement. Subsequent to the execution of the merger agreement, Threshold and Molecular have obtained equity commitment letters from investors in a form substantially similar to the Longitude equity commitment letter for an additional $20.0 million of equity securities of the combined company, such that the aggregate size of the concurrent financing is expected to be approximately $40.0 million. For a description of the equity commitment letter and the concurrent financing, please see the section titled “Agreements Related to the Merger—Equity Commitment Letter” beginning on page 174 of this proxy statement/prospectus/information statement.

Policies and Procedures Regarding Related Party Transactions

Threshold has not yet adopted a written related-party transactions policy. However, applicable NASDAQ rules require that Threshold’s audit committee (or another independent body of the board of directors) conduct an appropriate review and oversight of all related-party transactions for potential conflict of interest situations on an ongoing basis. In addition, Threshold’s audit committee has been delegated the express authority and responsibility to review, provide oversight of and to approve related-party transactions. For these purposes, “related-party transactions” are generally those transactions required to be disclosed by Threshold in its proxy statements and annual reports that it files with the SEC in which certain categories of enumerated persons (including Threshold’s executive officers and directors and their immediately family members, as well as Threshold’s significant stockholders) have a direct or indirect material interest. In approving or rejecting any proposed related-party transaction, the audit committee considers the relevant facts and circumstances available and deemed relevant, including but not limited to, the risks, costs, and benefits to Threshold, the terms of the transactions, the availability of other sources for comparable services or products, and, if applicable, the impact on director independence.

Molecular Transactions

Affiliations with 5% Stockholders

Kevin Lalande is a member of Molecular’s board of directors and a managing director of SHV Management Services, LLC, which is the general partner of Santé Health Ventures I, L.P., and SHV Annex Services, LP, which is the general partner of Santé Health Ventures I Annex Fund, L.P. Santé Health Ventures I, L.P. holds more than 5% of Molecular’s outstanding capital stock and Santé Health I Annex Fund, L.P. holds     .

Steven Gullans is a member of Molecular’s board of directors and managing director of Excel Ventures II GP, LLC, which is the general partner of Excel Venture Fund II, L.P. Excel Venture Fund II, L.P. holds more than 5% of Molecular’s outstanding capital stock.

Timothy Sullivan is a member of Molecular’s board of directors and a partner of each of AJU Life Sciences Overseas Expansion Platform Fund and AJU Growth & Healthcare Fund. AJU Life Sciences Overseas Expansion Platform Fund holds more than 5% of Molecular’s outstanding capital stock and AJU Growth & Healthcare Fund holds     . For more information see the section titled “Principal Shareholders of Molecular” beginning on page 336 of this proxy statement/prospectus/information statement.

Sante Consulting Arrangement

Per a consulting agreement with Casey Cunningham, M.D. dated January 28, 2015, the Company pays a monthly consulting fee of $5,000.00 to Sante Ventures, where Dr. Cunningham is the Chief Scientific Officer, for consulting and advisory services related to the Company’s clinical development program.

Issuance of Series C Preferred Stock

In April 2014, Molecular issued and sold in a closing an aggregate of 1,140,325 shares of series C preferred stock at a price per share of $3.0693 for aggregate consideration of approximately $3.5 million. It is a condition to the completion of the merger that each outstanding share of Molecular’s series C preferred stock will convert into one share of Threshold common stock.

Convertible Promissory Notes

Note Financings

In 2015, 2016 and to date in 2017, Molecular issued convertible promissory notes to certain stockholders and their affiliates in a series of closings in the principal amounts of $3.0 million, approximately $4.3 million, and approximately $2.7 million, respectively, for an aggregate principal amount of $10.0 million, or the Molecular notes. The Molecular notes accrue interest at a rate of 5.0% per annum, which is due with all unpaid principal on the maturity date of September 7, 2017. Accrued and unpaid interest related to the Molecular notes totaled approximately $10.3 million as of March 31, 2017. All outstanding principal and interest is automatically convertible at 80% of the fair market value price per share of preferred stock sold in a financing or series of related financings in which Molecular raises total proceeds of $16.0 million, including conversion of outstanding notes, or a qualified financing, which is referred to herein as the conversion discount. If the Molecular notes remain outstanding beyond September 7, 2017, the conversion discount will automatically increase by 5% on September 8, 2017, or the first discount increase date. Thereafter, on each consecutive three-month anniversary of the first discount increase date, the conversion discount will automatically increase by additional successive 5% increments. If a qualified financing does not occur prior to September 7, 2017, or upon the occurrence of certain events, the holders of the Molecular notes have the right to convert the Molecular notes into shares of series Molecular’s C-1 preferred stock at an exercise price of $3.81 per share. The Molecular notes are supported by an underlying note purchase agreement. For more information see section titled “Principal Shareholders of Molecular” beginning on page      of this proxy statement/prospectus/information statement.

In March 2017, the Molecular notes were amended to provide for an adjusted exercise price of $3.61 per share, as further described under “—Note Amendment and Conversion Agreement” below.

Note Amendment and Conversion Agreement

In March 2017, the Molecular notes were amended to provide for an adjusted exercise price of $3.61 per share, and the holders of the Molecular notes agreed that all principal and accrued but unpaid interest of the Molecular notes shall convert immediately prior to the effective time of the merger. For a description of such amendment and conversion agreement, please see the section titled “Agreements Related to the Merger—Molecular Note Amendment and Conversion Agreement” beginning on page 174 of this proxy statement/prospectus/information statement.

Threshold Transaction

On March 16, 2017, Molecular entered into an Agreement and Plan of Merger and Reorganization with Threshold and merger sub. Upon the terms and subject to the satisfaction of the conditions described in the merger agreement, including approval of the transaction by Molecular’s stockholders and Threshold’s stockholders, merger sub will be merged with and into Molecular, with Molecular surviving the merger as a wholly owned subsidiary of Threshold. At the effective time of the merger: (i) each share of Molecular common stock outstanding immediately prior to the effective time (excluding shares held by Threshold, Merger Sub or Molecular and dissenting shares, and after giving effect to the purchase or conversion rights of Molecular’s preferred stockholders, warrant holders and noteholders) will be converted solely into the right to receive shares of Threshold common stock, and (ii) each outstanding Molecular stock option will be assumed by Threshold. Applying the exchange ratio, the former Molecular securityholders immediately before the merger are expected to own approximately         % of the aggregate number of shares of Threshold common stock following the merger, and the Threshold stockholders immediately before the merger are expected to own approximately         % of the aggregate number of shares of Threshold common stock following the merger, subject to certain assumptions, in each case without giving effect to the issuance of shares of Threshold common stock in the concurrent financing. Further, this exchange ratio will be adjusted to the extent Threshold’s net cash (as defined in the merger agreement) at closing of the merger is greater than $17.5 million or less than $12.5 million.

Bridge Loan

In connection with execution of the merger agreement, Threshold entered into a note purchase agreement with Molecular. Pursuant to the note purchase agreement and the bridge note issued thereunder, Threshold is obligated to lend, and has funded to Molecular, a principal amount of $2.0 million. Threshold may lend an additional $2.0 million to Molecular, at its discretion, but is under no obligation to do so. If the merger agreement is terminated prior to the to the maturity date of the bridge note, the outstanding principal of the bridge note plus all accrued and unpaid interest thereon shall become due and payable upon the earlier of (i) the consummation of a qualified financing by Molecular of at least $10.0 million, or a qualified financing, (ii) the occurrence of a Molecular liquidity event, or (iii) the four-month anniversary of the termination of the merger agreement, and such amounts shall be credited against any termination fees owed by Threshold to Molecular pursuant to the merger agreement. Outstanding loan amounts accrue interest at a rate 1% per annum and are unsecured obligations of Molecular.

Equity Commitment Letter for Concurrent Financing

See the section titled “Agreements Related to the Merger—Equity Commitment Letter” beginning on page 174 of this proxy statement/prospectus/information statement for a description of the private placement of shares of common stock of the combined company expected to occur immediately following the closing of the merger.

The following related parties of Molecular have entered into equity commitment letters with Molecular and Threshold pursuant to which such parties have agreed to purchase in the concurrent financing the amount of equity securities of the combined company set forth opposite their respective names below:

Name	Investment Amount
Entities affiliated with Santé Health Ventures	$500,000
Excel Venture Fund II, L.P.	$500,000

Voting Agreements

In connection with the issuance of Molecular’s series C convertible preferred stock in September 2013, Molecular entered into a second amended and restated voting agreement with certain directors, executive officers and 5% stockholders, and their affiliates. The voting agreement will terminate by its terms upon the conversion of the outstanding shares of Molecular preferred stock into Molecular common stock, which will occur immediately prior to the effective time of the merger.

Molecular has also entered into voting agreements in connection with the merger with certain directors, executive officers and 5% stockholders, and their affiliates. For a description of these voting agreements, please see the section titled “Agreements Related to the Merger—Support Agreements” beginning on page 173 of this proxy statement/prospectus/information statement.

Investors’ Rights Agreement

In connection with the issuance of Molecular’s series C convertible preferred stock in September 2013, Molecular entered into a second amended and restated investors’ rights agreement, including with certain directors, executive officers and 5% stockholders, and their affiliates, which provides that certain holders of common stock (including those issuable upon conversion of Molecular preferred stock and capital stock underlying warrants) have certain rights relating to the registration of shares of such common stock.

In addition to such registration rights, the amended and restated investors’ rights agreement provides for certain information rights and pre-emptive rights. It is a condition to the completion of the merger that the second amended and restated investors’ rights agreement be terminated.

Right of First Refusal and Co-Sale Agreement

In connection with the issuance of Molecular’s series C preferred stock in September 2013, Molecular entered into a second amended and restated right of first refusal and co-sale agreement, including with certain directors, executive officers and 5% stockholders, and their affiliates. It is a condition to the completion of the merger that the second amended and restated right of first refusal and co-sale agreement be terminated.

Change of Control and Severance Benefit Agreements

See the section titled “The Merger—Interests of Molecular Directors and Executive Officers in the Merger” beginning on page 138 of this proxy statement/prospectus/information statement for a description of these agreements.

Indemnification Arrangements

Molecular has entered into indemnification agreements with each of its officers and directors and purchased directors’ and officers’ liability insurance. The indemnification agreements and bylaws of Molecular require Molecular to indemnify its directors and officers to the fullest extent permitted under Delaware law.

Policies and Procedures Regarding Related Party Transactions

While Molecular does not have a formal written policy or procedure for the review, approval or ratification of related party transactions, Molecular’s board of directors reviews and considers the interests of its directors, executive officers and principal stockholders in its review and consideration of transactions and obtains the approval of non-interested directors when it determines that such approval is appropriate under the circumstances.

DESCRIPTION OF THRESHOLD CAPITAL STOCK

Threshold’s authorized capital stock consists of 150,000,000 shares of common stock, par value $0.001 per share, and 2,000,000 shares of preferred stock, par value $0.001 per share.

As of March 31, 2017, there were outstanding:

•	71,591,918 shares of Threshold common stock;

•	zero shares of preferred stock;

•	options exercisable for 8,355,859 shares of Threshold common stock; and

•	warrants exercisable for 8,300,000 shares of Threshold common stock, which warrant, pursuant to its terms, will be repurchased by Threshold prior to the consummation of the merger.

The following description of Threshold capital stock is not complete and may not contain all the information you should consider before investing in Threshold capital stock. This description is summarized from, and qualified in its entirety by reference to, Threshold’s amended and restated certificate of incorporation, which has been publicly filed with the SEC. See the section titled “Where You Can Find More Information” beginning on page 341 of this proxy statement/prospectus/information statement.

Common Stock

Each holder of Threshold common stock is entitled to one vote for each share on all matters submitted to a vote of the Threshold stockholders, except matters that relate only to one or more of the series of Threshold preferred stock, and no holder has cumulative voting rights. Accordingly, the holders of a majority of the shares of Threshold common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. Subject to preferences that may be applicable to any then outstanding shares of Threshold preferred stock, holders of Threshold common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the Threshold board of directors out of legally available funds. In the event of Threshold’s liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of Threshold’s debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of Threshold preferred stock. Holders of Threshold common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the Threshold common stock. The rights, preferences and privileges of the holders of Threshold common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Threshold preferred stock which Threshold may designate in the future.

Preferred Stock

Pursuant to Threshold’s amended and restated certificate of incorporation, its board of directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue up to an aggregate of 2,000,000 shares of preferred stock, none of which are outstanding. The Threshold board may issue preferred stock in one or more series and has the authority to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences. The rights of the holders of Threshold common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of Threshold and may adversely affect the market price of the Threshold common stock and the voting and other rights of the holders of Threshold common stock.

Options

For information regarding Threshold’s outstanding options, see the section titled “    ” beginning on page      of this proxy statement/prospectus/information statement.

Warrants

As of March 31, 2017, Threshold had outstanding warrants, or the Threshold warrants, to purchase an aggregate of 8,300,000 shares of Threshold common stock, with an exercise price per share of $3.62 (subject to appropriate adjustments for certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Threshold common stock). The warrants may be exercised at any time prior to expiration in February 2020.

In accordance with the terms of the Threshold warrants, upon the consummation of the merger and for the 90-day period following the merger, a warrant holder will have a “put” right, which is a right to require Threshold to purchase the Threshold warrants from such requesting holders by paying to such holders on the effective date of the merger, cash in an amount equal to the “Black Scholes Value” (as defined in the Threshold warrants) of the remaining unexercised portion of the Threshold warrants. On March 17, 2017, the holder of Threshold warrants representing an aggregate of 4,150,000 underlying shares notified Threshold of its exercise of this “put” right. Accordingly, Threshold will be required to repurchase these Threshold warrants in connection with the consummation of the merger. Based on the Black Scholes Value calculations in accordance with the Threshold warrants, Threshold expects that the aggregate purchase price to repurchase the Threshold warrants subject to the put right will be approximately $0.2 million. Upon consummation of the merger and Threshold’s repurchase of the put Threshold warrants, there will remain Threshold warrants to purchase an aggregate of 4,150,000 shares of Threshold common stock.

Anti-Takeover Effects of Delaware Law and Provisions of Threshold’s Charter Documents

Some provisions of Delaware law and Threshold’s amended and restated certificate of incorporation and bylaws contain provisions that could make the following transactions more difficult:

•	acquisition of Threshold by means of a tender offer;

•	acquisition of Threshold by means of a proxy contest or otherwise; or

•	removal of Threshold’s incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to promote stability in Threshold’s management. These provisions are also designed to encourage persons seeking to acquire control of Threshold to first negotiate with Threshold’s board of directors.

Amended and Restated Certificate of Incorporation and Bylaws

•	Undesignated Preferred Stock. The ability to authorize undesignated preferred stock makes it possible for Threshold’s board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Threshold.

•	Stockholder Meetings. Threshold’s amended and restated certificate of incorporation and amended and restated bylaws provide that a special meeting of stockholders may be called only by the chairman of the board of directors or by Threshold’s president, or by a resolution adopted by a majority of the board of directors.

•	Requirements for Advance Notification of Stockholder Nominations and proposals. Threshold’s amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of Threshold’s board of directors or a committee of the board of directors.

•	Elimination of Stockholder Action by Written Consent. Threshold’s amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

•	Amendment of Bylaws. Any amendment of Threshold’s amended and restated bylaws by Threshold stockholders requires approval by holders of at least 66 2/3% of Threshold’s then-outstanding shares entitled to vote generally in the election of directors, voting together as a single class.

•	Staggered Board of Directors. Threshold’s amended and restated certificate of incorporation provides for the division of Threshold’s board of directors into three classes, with staggered three-year terms. Under Threshold’s amended and restated certificate of incorporation and amended and restated bylaws, any vacancy on the board of directors, including a vacancy resulting from an enlargement of the board of directors, may only be filled by vote of a majority of the directors then in office. The classification of the board of directors and the limitations on the removal of directors and filling of vacancies would have the effect of making it more difficult for a third party to acquire control of Threshold, or of discouraging a third party from acquiring control of Threshold.

Delaware Law

Threshold is subject to Section 203 of the General Corporation Law of the State of Delaware, or DGCL, which regulates acquisitions of some Delaware corporations. In general, Section 203 prohibits, with some exceptions, a publicly held Delaware corporation such as Threshold from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time that the stockholder became an interested stockholder, unless:

•	prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 of the DGCL generally defines a “business combination” to include any of the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) involving the interested stockholder of 10% or more of the assets of the corporation (or its majority-owned subsidiary);

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	subject to exceptions, any transaction involving the corporation that has the effect, directly or indirectly, of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of such corporation), of any loans, advances, guarantees, pledges or other financial benefits, other than certain benefits set forth in Section 203, provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person that is an affiliate or associate of such entity or person.

Section 203 of the DGCL could delay, discourage or prohibit transactions not approved in advance by Threshold’s board of directors, such as takeover attempts that might otherwise involve the payment to Threshold’s stockholders of a premium for their shares over then current prices.

Listing

The Threshold common stock is currently listed on The NASDAQ Capital Market under the symbol “THLD.” After completion of the merger, Threshold will be renamed “Molecular Templates, Inc.” and expects to trade on The NASDAQ Capital Market under the symbol “MTEM.”

Transfer Agent and Registrar

The transfer agent and registrar for the Threshold common stock is Computershare, Trust Company, N.A. P.O. Box 30170, College Station, TX 77842.

COMPARISON OF RIGHTS OF HOLDERS OF THRESHOLD CAPITAL STOCK AND MOLECULAR

CAPITAL STOCK

General

Threshold and Molecular are both incorporated under the laws of the State of Delaware. The rights of Threshold stockholders and Molecular stockholders are generally governed by the DGCL. Upon completion of the merger, Molecular stockholders will become Threshold stockholders, and their rights will be governed by the DGCL, the amended and restated bylaws of Threshold and the certificate of incorporation of Threshold, as amended.

The material differences between the current rights of Molecular stockholders under the Molecular amended and restated certificate of incorporation and bylaws and their rights as Threshold stockholders, after the merger, under the Threshold amended and restated certificate of incorporation and the amended and restated bylaws, both as will be in effect immediately following the completion of the merger, are summarized below. The summary below does not purport to be complete and is subject to, and qualified in its entirety by reference to, the DGCL and the governing corporate instruments that are subject to amendment in accordance with their terms. You should carefully read this entire document and the other referenced documents, including the governing corporate instruments, for a more complete understanding of the differences between being a stockholder of Threshold or Molecular before the merger and being a Threshold stockholder following the completion of the merger. For more information on how to obtain these documents, see the section titled “Where You Can Find More Information” beginning on page 341 of this proxy statement/prospectus/information statement. The summary below does not give effect to the Certificate of Designations relating to the series A participating preferred stock of Threshold pursuant to the Threshold Preferred Shares Rights Agreement.

Authorized Capital Stock

Molecular

Molecular’s amended and restated certificate of incorporation, as amended, authorizes the issuance of up to 11,048,874 shares of common stock, $0.001 par value per share, and 9,165,279 shares of preferred stock, $0.001 par value per share, of which 2,500,000 are designated series A preferred stock, 2,273,531 are designated series B preferred stock and 4,391,748 are designated series C preferred stock.

Threshold

Threshold’s amended and restated certificate of incorporation authorizes the issuance of up to 150,000,000 shares of common stock, par value $0.001 per share, and 2,000,000 shares of preferred stock, par value $0.001 per share.

Dividends

Molecular

Molecular’s amended and restated certificate of incorporation provides that (i) the holders of Molecular’s series C preferred stock will be entitled, if, when and as declared by Molecular’s board of directors, to cumulative dividends at an annual rate of $0.2455 for each share of series C preferred stock (subject to adjustment for any stock dividends, stock splits, stock combinations, reorganizations, recapitalizations, reclassifications and other similar events), accruing daily, in preference and priority to the holders of Molecular’s series B preferred stock, series A preferred stock and common stock and (ii) the holders of Molecular’s series B preferred stock and series A preferred stock will be entitled, if, when and as declared by Molecular’s board of directors, on a pari passu basis, to cumulative dividends at an annual rate of $0.1348 for each share of series B preferred stock and $0.08 for each share of series A preferred stock (in each case subject to adjustment for any stock dividends, stock splits, stock combinations, reorganizations, recapitalizations, reclassifications and other similar events), accruing daily, in preference and priority to the holders of Molecular common stock. After the payment or setting aside for payment of the dividends described above, any additional dividends (other than dividends on common stock payable solely in common stock) declared or paid shall be declared or paid among the holders of Molecular preferred stock and Molecular common stock then outstanding in proportion to the greatest whole number of shares of Molecular common stock held by each such holder (assuming conversion of the Molecular preferred stock).

Threshold

Under Threshold’s amended and restated bylaws, subject to any restrictions contained in the DGCL or the amended and restated certificate of incorporation of Threshold, Threshold may declare and pay dividends upon shares of Threshold’s capital stock. Dividends may be paid in cash, in property, or in shares of capital stock. Threshold’s board of directors may set aside out of any funds of the corporation available for dividends reserves for any proper purposes, including equalizing dividends, repairing or maintaining corporate property and meeting contingencies and may abolish any such reserve.

Liquidation Preference

Molecular

Molecular’s amended and restated certificate of incorporation, as amended, provides that in the event of any liquidation, dissolution or winding up of Molecular or a reorganization (as defined in Molecular’s amended and restated certificate of incorporation, as amended), or a liquidation event, (i) the holders of Molecular’s series C preferred stock are entitled to receive an amount per share of series C preferred stock equal to the liquidation preference for each share of series C preferred stock, plus all declared by unpaid dividends on each such share of Molecular preferred stock (or such lesser amount as may be approved by the holders of at least two-thirds of the outstanding shares of Molecular’s series C preferred stock), in preference and priority to the holders of Molecular’s series B preferred stock, series A preferred stock and common stock and (ii) the holders of Molecular’s series B preferred stock and series A preferred stock are entitled to receive an amount per share of series B preferred stock or series A preferred stock, as applicable, equal to the liquidation preference for each such share of series B preferred stock or series A preferred stock, as applicable, plus all declared by unpaid dividends on each such share of series B preferred stock or series A preferred stock, as applicable (or such lesser amount as may be approved by the holders of at least two-thirds of the outstanding shares of Molecular’s series B preferred stock and series A preferred stock), in preference and priority to the holders of Molecular common stock. The liquidation preference is $1.00 for Molecular’s series A preferred stock, $1.6851 for Molecular’s series B preferred stock and $3.0693 for Molecular’s series C preferred stock (in each case subject to adjustment for any stock dividends, stock splits, stock combinations, reorganizations, recapitalizations, reclassifications and other similar events). After the payment of the full preferential amounts specified above, the remaining assets shall be distributed with equal priority and pro rata among the holders of Molecular preferred stock and Molecular common stock in proportion to the number of shares of Molecular common stock held by them (assuming the conversion of all shares of Molecular preferred stock into Molecular common stock). The aggregate distributions made in a liquidation event with respect to any share of Molecular preferred stock shall not exceed an amount equal to three times the applicable original issue price for such share of Molecular preferred stock, and thereafter any remaining assets of Molecular legally available for distribution shall be distributed pro rata among the holders of Molecular common stock. The original issue price is $1.00 for Molecular’s series A preferred stock, $1.6851 for Molecular’s series B preferred stock and $3.0693 for Molecular’s series C preferred stock (in each case subject to adjustment for any stock dividends, stock splits, stock combinations, reorganizations, recapitalizations, reclassifications and other similar events).

Threshold

Threshold’s amended and restated certificate of incorporation and amended and restated bylaws do not provide for any liquidation preference for any series or class of Threshold capital stock, but it does provide that

Threshold’s board of directors is authorized and therefore may, subject to any limitations prescribed by the law, provide for the issuance of shares of Threshold preferred stock in one or more series and to fix the designations, powers, preferences, relative, participating, optional or other special rights and any qualifications, limitations and restrictions of the shares of each such series.

Conversion Rights and Protective Provisions

Molecular

Molecular’s amended and restated certificate of incorporation, as amended, provides that holders of Molecular preferred stock have the right to convert such shares into shares of Molecular common stock at any time at a conversion rate in accordance with the terms of Molecular’s amended and restated certificate of incorporation, as amended. In addition, upon the closing of a firm commitment underwritten initial public offering resulting in at least $50.0 million of gross proceeds at the offering price per share of not less than $15.3465 (as adjusted for any stock dividends, stock splits, stock combinations, reorganizations, recapitalizations, reclassifications and other similar events) or the receipt of written consent from at least 80% of the Molecular preferred stock then outstanding voting together on an as-converted into common stock basis or later time as specified in such consent, each outstanding share of Molecular preferred stock will be automatically converted into one share of Molecular common stock. Molecular’s amended and restated certificate of incorporation, as amended, also provides for certain protective provisions, as described in more detail below.

As long as any shares of Molecular preferred stock are outstanding, Molecular may not take any of the following actions without the approval of the holders of at least 80% of the Molecular preferred stock then outstanding, voting together on an as-converted into common stock basis:

•	amend or otherwise change the rights, preferences, privileges or powers of, or the restrictions provided for the benefit of, the Molecular preferred stock;

•	authorize or create or issue or obligate itself to issue any new class or series of equity securities (including any security convertible into or exercisable for any equity security) having rights, preferences or privileges with respect to dividends, redemption or payments upon liquidation senior to or on a parity with any series of Molecular preferred stock;

•	authorize or take any action that reclassifies any outstanding shares of capital stock into shares of any class or series of equity security having rights, preferences or privileges with respect to dividends, redemption or payments upon liquidation senior to or on a parity with any series of Molecular preferred stock;

•	amend, alter or repeal any provision of Molecular’s amended and restated certificate of incorporation, as amended;

•	increase or decrease the authorized number of shares of Molecular preferred stock or any series thereof;

•	increase the size of the Molecular board of directors to more than six members;

•	increase the number of shares authorized for issuance under any existing stock or option plan or create any new stock or option plan;

•	authorize a merger, consolidation or reorganization of Molecular or any of its subsidiaries with or into any other corporation (other than a merger exclusively to effect a change of domicile of Molecular);

•	authorize a sale, lease, conveyance or other disposition of all or substantially all of Molecular’s assets or the exclusive licensing of all or substantially all of Molecular’s intellectual property;

•	effect a liquidation, dissolution or winding up of Molecular; or

•	declare or pay any distribution (as defined in Molecular’s amended and restated certificate of incorporation, as amended) with respect to the Molecular preferred stock (other than in connection with a redemption effected in accordance with Molecular’s amended and restated certificate of incorporation, as amended) or common stock.

Threshold

Threshold’s amended and restated certificate of incorporation does not provide that the holders of Threshold capital stock have preemptive, conversion or other protective rights, but it does provide that Threshold’s board of directors is authorized and therefore may, subject to any limitations prescribed by the law, provide for the issuance of shares of Threshold preferred stock in one or more series and to fix the designations, powers, preferences, relative, participating, optional or other special rights and any qualifications, limitations and restrictions of the shares of each such series.

Number of Directors

Molecular

Molecular’s amended and restated certificate of incorporation, as amended, and the Voting Agreement set the number of directors of Molecular’s board of directors at six. Pursuant to Molecular’s amended and restated certificate of incorporation, as amended, as long as any shares of Molecular preferred stock remain outstanding, any increase or decrease of the authorized number of directors will require approval of at least 80% of the outstanding shares of Molecular preferred stock, voting together as a single class, on an as-converted into common stock basis.

Threshold

Threshold’s amended and restated bylaws provide that Threshold’s board of directors consist of not less than five or more than eight members, which number of directors shall be fixed from time to time exclusively by resolutions adopted by a majority of the authorized number of directors constituting Threshold’s board of directors, subject to any rights of holders of any series of Threshold preferred stock to elect additional directors.

Stockholder Nominations and Proposals

Molecular

Molecular’s amended and restated certificate of incorporation, as amended, and amended and restated bylaws do not provide for procedures regarding stockholder nominations and proposals.

Threshold

Threshold’s amended and restated bylaws provide that advance notice of a stockholder’s proposal must be delivered to Threshold’s Secretary not less that 120 days and not more than 150 days prior to the anniversary of the mailing date of the proxy materials for the previous year’s annual meeting, and not later than 120 days prior to the anniversary of the mailing date of the proxy materials for the previous year’s annual meeting, provided that in the event the date of Threshold’s annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary of the previous year’s annual meeting, this advance notice must be received on the later of (i) the 150th day prior to such annual meeting or (ii) the 10th day following the day on which public announcement of the date of such meeting is first made. Each stockholder’s notice must set forth the information required by Threshold’s amended and restated bylaws with respect to each matter the stockholder proposes to bring before the annual meeting, including: (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed pursuant to Regulation 14A under the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and appropriate biographical information and a statement as to the qualification of the nominee; (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on Threshold’s books, and of such beneficial owner and (ii) the number of shares of Threshold common stock which are owned beneficially and of record by such stockholder and such beneficial owner.

Classification of Board of Directors

Molecular

Molecular’s amended and restated certificate of incorporation, as amended, and amended and restated bylaws do not provide for the division of Molecular’s board of directors into staggered classes.

Threshold

Threshold’s amended and restated certificate of incorporation provides that the directors, other than those who may be elected by the holders of any series of preferred stock, shall be divided into three classes, with each class having a three-year term expiring on a staggered basis.

Removal of Directors

Molecular

Molecular’s amended and restated bylaws provide that, unless otherwise restricted by applicable law, any director may be removed from Molecular’s board of directors at any time, with or without cause, by the holders of a majority of the shares of capital stock of Molecular entitled to vote at an election of directors.

Threshold

Under Threshold’s amended and restated bylaws, subject to any limitation imposed by law, any director may be removed from Threshold’s board of directors with or without cause by the affirmative vote of the holders of a majority of the shares of capital stock then entitled to vote in the election of directors.

Vacancies on the Board of Directors

Molecular

Molecular’s amended and restated bylaws provide that vacancies and newly created directorship resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Molecular’s amended and restated certificate of incorporation, as amended, and amended and restated bylaws further provide that whenever the holders of any class or classes or series of stock thereof are entitled to elect one or more directors by the provisions of Molecular’s amended and restated certificate of incorporation, as amended, vacancies that occur therefrom may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected.

Threshold

Threshold’s amended and restated certificate of incorporation and amended and restated bylaws provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, subject to any rights of holders of any series of Threshold preferred stock to elect additional directors.

Voting Stock

Molecular

Molecular’s amended and restated certificate of incorporation, as amended, provides that the holders of Molecular common stock are entitled to one vote for each share of stock held by them and holders of Molecular preferred stock are entitled to one vote for each share of common stock into which such share of Molecular preferred stock is convertible; provided that the holders of Molecular’s series A preferred stock, voting as a separate series, are entitled to elect one director, the holders of Molecular’s series B preferred stock, voting as a separate series, are entitled to elect one director, the holders of Molecular’s series C preferred stock, voting as a separate series, are entitled to elect two directors and the holders of Molecular common stock, voting as a separate class, are entitled to elect one director.

Threshold

Threshold’s amended and restated certificate of incorporation provides that each outstanding share shall entitle the holder thereof to one vote on each matter properly submitted to the stockholders for a vote; provided that, except as otherwise required by law, holders of Threshold common stock shall not be entitled to vote on any amendment to the amended and restated certificate of incorporation that relates solely to the terms of one or more outstanding series of Threshold preferred stock if the holders of such affected series are entitled, either separately, or together as a class with the holders of one or more other series, to vote thereon by law or pursuant to the amended and restated certificate of incorporation. Under Threshold’s amended and restated bylaws, in all matters other than the election of directors, the affirmative vote of a majority of the votes cast in person or by proxy cost shall be the act of the stockholders on that matter, unless the vote of a greater number is required by law, the amended and restated bylaws or the amended and restated certificate of incorporation. Directors shall be elected by a plurality of the votes of the shares of capital stock cost.

Cumulative Voting

Molecular

Molecular’s amended and restated certificate of incorporation, as amended, and amended and restated bylaws do not have a provision granting cumulative voting rights in the election of its directors.

Threshold

Threshold’s amended and restated certificate of incorporation and amended and restated bylaws do not have a provision granting cumulative voting rights in the election of its directors.

Stockholder Action by Written Consent

Molecular

Molecular’s amended and restated bylaws provide that unless otherwise provided in the amended and restated certificate of incorporation, as amended, or by statute, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing setting forth the action so taken is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Threshold

Threshold’s amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

Notice of Stockholder Meeting

Molecular

Molecular’s amended and restated bylaws provide that all notices of meetings with stockholders shall be in writing and specify the place, date, and hour of the meeting, the means of remote communications if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Molecular’s amended and restated bylaws also provide that all such notices of meetings shall be sent not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting.

Threshold

Threshold’s amended and restated bylaws provide that the notice be given in writing or by electronic transmission and state the place, time and date of the meeting, the means of remote communications if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and, in the case of a special meeting, briefly describe the purpose or purpose of the meeting. Threshold’s amended and restated bylaws also provide that all such notices be given not less than 10 or more than 60 days before the date of the meeting, to each stockholder of record entitled to vote at the meeting.

Special Stockholder Meetings

Molecular

Molecular’s amended and restated bylaws provide that a special meeting of the stockholders may be called at any time by the chairman of the board, the Chief Executive Officer, Molecular’s board of directors acting pursuant to a resolution adopted by a majority of the total number of authorized directors, or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at the meeting.

Threshold

Under Threshold’s amended and restated bylaws, special meetings of the stockholders may be called only by the chairman of the board, by the Chief Executive Officer, by two or more of Threshold’s board of directors then in office, or Threshold’s board of directors acting pursuant to a resolution adopted by a majority of the total number of authorized directors or by the holders of shares entitled to cast not less than 20% of the votes at such meeting.

Drag-Along Rights

Molecular

The Voting Agreement provides that if the holders of at least 85% of the Molecular preferred stock approve a change in control transaction (as defined in the Voting Agreement), such holders shall have the option to require all holders of Molecular common stock to vote all shares of Molecular common stock held by such stockholders in favor of such change in control transaction and sell all shares of Molecular common stock held by such stockholders pursuant to the terms of such change in control transaction.

Threshold

Threshold’s amended and restated certificate of incorporation and amended and restated bylaws do not have a provision granting drag-along rights to any holder of Threshold capital stock.

Redemption

Molecular

Molecular’s amended and restated certificate of incorporation, as amended, provides that at any time after the sixth anniversary of the date on which Molecular first issued shares of Molecular’s series C preferred stock, and at the election of the holders of 80% of the outstanding shares of Molecular preferred stock, Molecular shall redeem, out of funds legally available therefor, all outstanding shares of Molecular preferred stock in two equal annual installments. The redemption price of each share of Molecular preferred stock shall be the applicable original issue price for such share, plus an amount equal to all declared or accrued but unpaid dividends thereon.

Threshold

Threshold’s amended and restated certificate of incorporation and amended and restated bylaws do not have a provision granting redemption rights to any holder of Threshold capital stock.

Indemnification

Molecular

Molecular’s amended and restated bylaws provide that Molecular shall indemnify its officers and directors to extent permitted by the DGCL if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Molecular, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful; provided, however, that Molecular shall not be required to indemnify any officer or director in connection with any proceeding initiated by such person unless the indemnification is expressly required to be made by law, the proceeding was authorized by Molecular’s board of directors or such indemnification is provided for by Molecular.

Molecular’s amended and restated bylaws further include the right to advancement of expenses; provided, however, that an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer shall be made only upon delivery to Molecular of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision that such indemnitee is not entitled to indemnification for such expenses.

Molecular’s amended and restated bylaws further provide that Molecular shall have the power to indemnify (including the advancement of expenses) its employees and other agents as set forth in the DGCL or any other applicable law.

Threshold

Threshold’s amended and restated bylaws provide that Threshold shall indemnify (including the advancement of expenses) its officers and directors to the fullest extent permitted by applicable law; provided, however, that Threshold shall not be required to indemnify any officer or director in connection with any proceeding initiated by such person unless the indemnification is expressly required to be made by law, the proceeding was authorized by Threshold’s board of directors.

Threshold’s amended and restated bylaws includes the right to advancement of expenses; provided, however, that if required by the DGCL, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee) shall be made only upon delivery to Threshold of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such indemnitee is not entitled to indemnification for such expenses.

Threshold’s amended and restated bylaws further provide that Threshold shall have the power to indemnify (including the advancement of expenses) its employees and other agents as set forth in the DGCL or any other applicable law.

Amendment of Certificate of Incorporation

Molecular

Other than as set forth in the protective provisions in Article V, Section 7 of Molecular’s amended and restated certificate of incorporation, as amended, as described above, and as provided by law, Molecular’s amended and restated certificate of incorporation, as amended, does not have other restrictions for amending Molecular’s amended and restated certificate of incorporation, as amended, except that neither any amendment nor repeal of Article X of Molecular’s amended and restated certificate of incorporation (which pertains to personal liability of directors and indemnification) shall adversely affect any right or protection of any director, officer, employee or other agent of Molecular existing at the time of such amendment, repeal or modification.

Threshold

Threshold’s amended and restated certificate of incorporation provides that its provisions may be amended or repealed in the manner and at the time prescribed by Delaware law. Additionally, under the certificate of incorporation, no amendment or repeal of Article VIII (which pertains to personal liability of directors) shall affect the rights or protections of any director in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability.

Amendment of Bylaws

Molecular

Under Molecular’s amended and restated certificate of incorporation, as amended, Molecular’s board of directors is expressly authorized to adopt, amend or repeal Molecular’s bylaws. Molecular’s amended and restated bylaws provide that the stockholders entitled to vote may adopt, amend or repeal Molecular’s amended and restated bylaws.

Threshold

Threshold’s amended and restated certificate of incorporation and amended and restated bylaws each provide that Thresholds’ board of directors may exercise the power to adopt, amend or repeal Threshold’s amended and restated bylaws and that the stockholders also have the same power to adopt, amend or repeal Threshold’s amended and restated bylaws, provided that any such amendment of Threshold’s amended and restated bylaws by Threshold stockholders requires approval by holders of at least 66 2/3% of Threshold’s then-outstanding shares entitled to vote generally in the election of directors, voting together as a single class.

PRINCIPAL STOCKHOLDERS OF THRESHOLD

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement does not give effect to the proposed reverse stock split described in Proposal No. 5, beginning on page 209 in this proxy statement/prospectus/information statement.

The following table sets forth certain information with respect to the beneficial ownership of Threshold common stock as of March 31, 2017 (except where otherwise indicated) for:

•	each person, or group of affiliated persons, who are known by Threshold to beneficially own more than 5% of the outstanding shares of Threshold common stock;

•	each of its board directors;

•	each of its named executive officers (with the exception of Stewart Kroll, who resigned from Threshold in September 30, 2016); and

•	all of the current directors and executive officers of Threshold as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined under the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days of March 31, 2017, through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole investment and voting power, or shares such powers with his or her spouse, with respect to the shares set forth in the following table.

Shares of Threshold common stock that may be acquired by an individual or group within 60 days of March 31, 2017, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. The percentage of ownership is based on 71,591,518 shares of common stock outstanding on March 31, 2017, adjusted as required by the rules promulgated by the SEC to determine beneficial ownership. Except as contemplated by the merger, Threshold does not know of any arrangements, including any pledge by any person of securities of Threshold, the operation of which may at a subsequent date result in a change of control of Threshold.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership(2)	Percent of Shares Beneficially Owned(2)
Stockholders owning more than 5%
First Eagle Investment Management, LLC.(3)	7,093,802	9.91%
1345 Avenue of the Americas
New York, NY 10105
Sutter Hill Ventures and certain affiliated persons(4)	6,159,004	8.59%
755 Page Mill Road, Suite A-200
Palo Alto, CA 94304
Directors and named executive officers
Jeffrey W. Bird, M.D., Ph.D. (5)	4,601,424	6.4%
Bruce C. Cozadd(6)	159,583	*
Joel A. Fernandes(7)	463,324	*
David R. Hoffmann(8)	159,583	*
Wilfred E. Jaeger, M.D.(9)	189,583	*
George G.C. Parker, Ph.D.(10)	145,655	*
David R. Parkinson, M.D.(11)	149,583	*
Tillman Pearce, M.D.(12)	618,097	*
Harold E. Selick, Ph.D.(13)	3,132,617	4.22%
Stewart Kroll (14)	593,207	*
All current directors and executive officers as a group (10 persons)(15)	10,212,656	13.31%

*	Less than 1%.
(1)	Unless otherwise indicated, the address of each of the named individuals is c/o Threshold Pharmaceuticals, Inc., 3705 Haven Ave., Suite 120, Menlo Park, CA 94025.
(2)	Percentage ownership is based on 71,591,518 shares of Threshold common stock outstanding as of March 31, 2017. Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or of which a person has the right to acquire ownership within 60 days after March 31, 2017. Except as otherwise noted, each person or entity has sole voting and investment power with respect to the shares shown.
(3)	The information contained in the table and this footnote is based on a Schedule 13G/A filed with the SEC on February 6, 2017, by First Eagle Investment Management, LLC, reporting beneficial ownership as of December 31, 2016. First Eagle Investment Management, LLC has the sole power to vote or to direct the voting of these shares.
(4)

The information contained in the table and this footnote is based on a Schedule 13G/A filed with the SEC on February 14, 2017 and a Form 4 filed with the SEC on February 14, 2017, by Sutter Hill Ventures, a California Limited Partnership, which is referred to as Sutter Hill Ventures, and certain persons affiliated with Sutter Hill Ventures, reporting beneficial ownership as of March 31, 2017. Based on the information provided by the reporting persons in the Schedule 13G/A and Form 4, these shares consist of: (a) 4,098,266 shares held by Sutter Hill Ventures; (b) 340,156 shares held in the Jeffrey W. and Christina R. Bird Trust of which Dr. Bird, who is a member of Threshold’s board of directors, is a trustee, 919 shares held in a Roth IRA for the benefit of Dr. Bird and 162,083 shares subject to options granted to Dr. Bird which are exercisable within 60 days after March 31, 2017; and (c) 1,557,580 shares held by individuals other than Dr. Bird who are affiliated with Sutter Hill Ventures or entities affiliated with such individuals. Dr. Bird may be deemed to have shared voting and investment power with respect to the shares held by the Jeffrey W. and Christina R. Bird Trust. Dr. Bird and Sutter Hill Ventures do not have any voting or investment power with respect to the shares held by individuals affiliated with Sutter Hill Ventures and entities affiliated with such individuals referenced under clause (c) of this footnote. Dr. Bird, Tench Coxe, James N. White, Michael L. Speiser, Stefan A. Dyckerhoff and Samuel J. Pullara III, referred to collectively as the Sutter Hill Principals, may be deemed to have shared voting and investment power with respect to the shares held by Sutter Hill Ventures. As a result of the shared voting and dispositive powers referenced herein, the Sutter Hill Principals may each be deemed to beneficially own the shares held by Sutter Hill Ventures.
(5)	Dr. Bird’s beneficial ownership includes all shares referenced in footnote (4) other than the shares referenced under part (c) of footnote (5).
(6)	Consists of 159,583 shares subject to options granted to Mr. Cozadd which are exercisable within 60 days of March 31, 2017.
(7)	Includes 435,204 shares subject to options granted to Mr. Fernandes, all of which are exercisable within 60 days after March 31, 2017. Also includes 23,975 shares acquired by Mr. Fernandes under Threshold’s 2004 Employee Stock Purchase Plan.
(8)	Consists of 159,583 shares subject to options granted to Mr. Hoffmann, all of which are exercisable within 60 days of March 31, 2017.
(9)	Consists of 112,083 shares subject to options granted to Dr. Jaeger, all of which are exercisable within 60 days of March 31, 2017, 52,500 shares of common stock directly held, and 25,000 shares issuable upon the exercise of warrants issued to Dr. Jaeger.
(10)	Consists of 137,083 shares subject to options granted to Dr. Parker, all of which are exercisable within 60 days of March 31, 2017 and 8,572 shares of common stock held by Dr. Parker.
(11)	Consists of 149,583 shares subject to options granted to Dr. Parkinson, all of which are exercisable within 60 days of March 31, 2017.
(12)	Includes 609,080 shares subject to options granted to Dr. Pearce, all of which are exercisable within 60 days of March 31, 2017. Also includes 9,000 shares acquired by Mr. Pearce under Threshold’s 2004 Employee Stock Purchase Plan.
(13)	Includes 2,683,747 shares subject to options granted to Dr. Selick, all of which are exercisable within 60 days after March 31, 2017. Also includes 48,653 shares acquired by Dr. Selick under Threshold’s 2004 Employee Stock Purchase Plan.
(14)	Includes 531,477 shares subject to options granted to Mr. Kroll, all of which are exercisable within 60 days after March 31, 2017. Also includes 32,837 shares acquired by Mr. Kroll under Threshold’s 2004 Employee Stock Purchase Plan.
(15)	Includes outstanding options to purchase 5,139,506 shares, all of which are exercisable within 60 days after March 31, 2017. Also includes 114,465 shares acquired under Threshold’s 2004 Employee Stock Purchase Plan by Threshold’s executive officers as a group.

Equity Compensation Plan Information

The following table provides certain information with respect to all of Threshold’s equity compensation plans in effect as of December 31, 2016:

	Number of securities to be issued upon exercise of outstanding options	Weighted- average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans(1)(2)
Equity compensation plans approved by stockholders:	10,941,745	$3.00	1,679,533
Equity compensation plans not approved by stockholders	—	—	—
Total	10,941,745	$3.00	1,679,533

(1)	Includes 1,544,744 shares of Threshold common stock remaining available for future issuance under the 2014 Plan. The 2014 Plan was adopted on May 15, 2014, with an aggregate initial share reserve consisting of the sum of (i) 6,000,000 newly reserved shares plus (ii) up to 6,626,157 additional shares that may be added to the 2014 Plan in connection with the forfeiture or expiration of awards that were outstanding under the 2004 Plan as of May 15, 2014.
(2)	Includes 134,789 shares of Threshold common stock remaining available for future issuance under the ESPP. On each January 1 through and including January 1, 2019, the number of authorized shares under the ESPP is automatically increased by a number of shares equal to the lesser of:

•	1% of the number of the shares issued and outstanding on such date;

•	100,000 shares; or

•	an amount determined by Threshold’s board of directors.

PRINCIPAL STOCKHOLDERS OF MOLECULAR

The following table sets forth certain information with respect to the beneficial ownership of Molecular capital stock, on an as-converted to common stock basis, as of March 31, 2017 (except where otherwise indicated) for:

•	each person, or group of affiliated persons, who are known by Molecular to beneficially own more than 5% of the outstanding shares of Molecular capital stock;

•	each of the Molecular directors as of March 31, 2017;

•	each of the Molecular named executive officers as of March 31, 2017; and

•	all of the current directors and executive officers of Molecular as a group.

The number of shares owned, total shares beneficially owned and the percentage of common stock beneficially owned below assumes, in each case, (i) the conversion of (a) all 2,500,000 shares of Molecular’s series A preferred stock into 3,974,167 shares of Molecular common stock as of March 31, 2017 (including shares of Molecular common stock issuable as dividends on Molecular’s series A preferred stock accrued but unpaid as of such date), (b) all 2,273,531 shares of Molecular’s series B preferred stock into 3,070,951 shares of Molecular common stock as of March 31, 2017 (including shares of Molecular common stock issuable as dividends on Molecular’s series B preferred stock accrued but unpaid as of such date), (c) all 4,342,874 shares of Molecular’s series C preferred stock into 5,492,276 shares of Molecular common stock (including shares of Molecular common stock issuable as dividends on Molecular’s series C preferred stock accrued but unpaid as of such date) and (d) all 3,070,951 shares of Molecular’s series C-1 preferred stock (which series of preferred stock shall be authorized under Molecular’s certificate of incorporation prior to such conversion) issuable upon conversion of the aggregate outstanding principal amounts of the Molecular notes, plus accrued and unpaid interest thereon, into 3,070,951 shares of Molecular common stock as of March 31, 2017, (ii) a total of 303,303 shares of Molecular common stock outstanding as of March 31, 2017, and (iii) the exercise on a net exercise basis of outstanding warrants to purchase 44,874 shares of Molecular’s capital stock into 18,128 shares of Molecular common stock for a total of 16,163,369 shares of Molecular capital stock outstanding on an as-converted to common stock basis.

Beneficial ownership is determined under SEC rules and includes sole or shared power to vote or dispose of shares of Molecular common stock. The number and percentage of shares beneficially owned by a person or entity also include shares of common stock subject to stock options that are currently exercisable or become exercisable within 60 days of March 31, 2017 and shares issuable upon conversion of the aggregate outstanding principal amount of Molecular notes, plus accrued and unpaid interest thereon, held by such person or entity as of March 31, 2017. However, the shares of common stock subject to stock options that are currently exercisable or become exercisable within 60 days of March 31, 2017 are not deemed to be outstanding for the purpose of computing the percentage of shares beneficially owned of any other person or entity. Except as indicated in footnotes to the table below or, where applicable, to the extent authority is shared by spouses under community property laws, the beneficial owners named in the table have, to Molecular’s knowledge, sole voting and dispositive power with respect to all shares of common stock shown to be beneficially owned by them based on information provided to Molecular by such stockholders. Unless otherwise indicated, the address for each stockholder listed is: c/o Molecular Templates, Inc., 9301 Amberglen Blvd, Suite 100, Austin, TX 78729.

Name	Number of Shares Beneficially Owned		Percentage Ownership(1)
5% or Greater Stockholders
Entities affiliated with Santé Health Ventures	12,087,320	(2)	74.8%
Excel Venture Fund II, L.P.	1,972,018	(3)	12.2
Entities affiliated with AJU IB Investments	1,713,605	(4)	10.6

Directors and Named Executive Officers
Kevin Lalande	12,087,320	(2)	74.8
Steven Gullans, Ph.D.	1,972,018	(3)	12.2
Timothy Sullivan	1,713,605	(4)	10.6
Eric E. Poma, Ph.D.	677,993	(5)	4.0
Jason Kim	239,983	(6)	1.5
David Valacer, M.D.	69,188	(7)	*
Louis Bock	32,892	(8)	*
All directors and officers as a group (7 persons)	16,792,999		97.7%

*	Represents beneficial ownership of less than 1% of class.
(1)	Based on 16,163,369 shares of capital stock outstanding as of March 31, 2017 (including shares of Molecular common stock issuable upon the conversion of the aggregate outstanding principal amount of the Molecular notes, plus accrued and unpaid interest thereon as of such date, to series C-1 preferred stock, shares of Molecular common stock issuable as dividends on the shares of Molecular’s series A, B, and C preferred stock accrued but unpaid as of such date, and shares of Molecular common stock issuable upon the exercise on a net exercise basis of outstanding warrants to purchase shares of Molecular capital stock).
(2)

Consists of (i) (a) 1,048,111 shares of Molecular common stock issuable upon the conversion of 1,048,111 shares of Molecular’s series C-1 preferred stock issuable upon conversion of Molecular notes in the aggregate principal amount of $3,440,726, plus accrued and unpaid interest thereon of $80,930, held by Santé Health Ventures I, L.P. and (b) 1,188,932 shares of Molecular common stock issuable upon the conversion of 1,188,932 shares of Molecular’s series C-1 preferred stock issuable upon conversion of Molecular notes in the aggregate principal amount of $3,842,481, plus accrued and unpaid interest thereon of $152,332, held by Santé Health Ventures Annex Fund, L.P., (ii) (a) 2,640,561 shares of Molecular common stock issuable upon the conversion of 2,062,224 shares of Molecular’s series C preferred stock held by Santé Health Ventures I, L.P. (in each case including shares of Molecular common stock issuable as dividends on such shares of Molecular’s series C preferred stock accrued but unpaid as of such date), (iii) 3,235,549 shares of Molecular common stock issuable upon the conversion of 2,226,056 shares of Molecular’s series B preferred stock held by Santé Health Ventures I, L.P. (in each case including shares of Molecular common stock issuable as dividends on such shares of Molecular’s series C preferred stock accrued but unpaid as of such date) and (iv) 3,974,167 shares of Molecular common stock issuable upon the conversion of 2,500,000 shares of Molecular’s series A preferred stock held by Santé Health Ventures I,

L.P. (in each case including shares of Molecular common stock issuable as dividends on such shares of Molecular’s series C preferred stock accrued but unpaid as of such date). Kevin Lalande, a member of Molecular’s board of directors, Joe Cunningham, and Douglas French are each managing directors of Santé Health Ventures I, L.P. and Santé Health Ventures Annex Fund, L.P., or the Santé Funds, and each has shared voting and investment power with respect to the shares held by the Santé Funds. The principal business address of the Santé Funds is 300 West 6th Street, Suite 2300, Austin, TX 78701.
(3)	Consists of (i) 511,897 shares of Molecular common stock issuable upon the conversion of 511,897 shares of Molecular’s series C-1 preferred stock issuable upon conversion of Molecular notes in the aggregate principal amount of $1,666,667, plus accrued and unpaid interest thereon of $53,311, held by Excel Venture Fund II, L.P. and (ii) 1,460,121 shares of Molecular common stock issuable upon the conversion of 1,140,325 shares of Molecular’s series C preferred stock held by Excel Venture Fund II, L.P. (including shares of Molecular common stock issuable as dividends on the shares of Molecular’s series C preferred stock held by Excel Venture Fund II, L.P. accrued but unpaid as of such date). Each of Steven Gullans, a member of Molecular’s board of directors, Rick Blume, Juan Enriquez, and Caleb Winder is a managing director of Excel Venture Fund II, L.P., and each has shared voting and investment power with respect to the shares held by Excel Venture Fund II, L.P.]. The principal business address of Excel Venture Fund II, L.P is 800 Boylston Street, Suite 2825, Boston, MA 02199.
(4)	Consists of (i) (a) 99,643 shares of Molecular common stock issuable upon the conversion of 99,643 shares of Molecular’s series C-1 preferred stock issuable upon conversion of Molecular notes in the aggregate principal amount of $315,038, plus accrued and unpaid interest thereon of $19,765, held by AJU Overseas Expansion Platform Fund and (b) 222,368 shares of Molecular common stock issuable upon the conversion of 222,368 shares of Molecular’s series C-1 preferred stock issuable upon conversion of Molecular notes in the aggregate principal amount of $735,089, plus accrued and unpaid interest thereon of $12,069, held by AJU Growth and Healthcare Fund and (ii) (a) 1,391,594 shares of Molecular common stock issuable upon the conversion of 1,140,325 shares of Molecular’s series C preferred stock held by AJU Overseas Expansion Platform Fund (in each case including shares of Molecular common stock issuable as dividends on such shares of Molecular’s series C preferred stock accrued but unpaid as of such date). Timothy Sullivan, a member of Molecular’s board of directors, and Derek Yoon are each partners of AJU Overseas Expansion Platform Fund and AJU Growth and Healthcare Fund, or the AJU Funds, and each has shared voting and investment power with respect to the shares held by the AJU Funds. The principal business address of the AJU Funds is 800 Boylston St., Suite 2510, Boston, MA 02199.
(5)	Includes 12,986 shares of common stock issuable upon exercise of options to purchase Molecular common stock within 60 days of March 31, 2017.
(6)	Includes 4,597 shares of common stock issuable upon exercise of options to purchase Molecular common stock within 60 days of March 31, 2017.
(7)	Includes 3,375 shares of common stock issuable upon exercise of options to purchase Molecular common stock within 60 days of March 31, 2017.
(8)	Includes 1,495 shares of common stock issuable upon exercise of options to purchase Molecular common stock within 60 days of March 31, 2017.

LEGAL MATTERS

Cooley LLP, San Francisco, California will pass upon the validity of the Threshold common stock offered by this proxy statement/prospectus/information statement. The material U.S. federal income tax consequences of the merger will be passed upon for Threshold by Cooley LLP, San Francisco, California and for Molecular by Mintz, Levin, Cohn, Ferris, Glovsky & Popeo. P.C., Boston, Massachusetts.

EXPERTS

The consolidated financial statements of Threshold Pharmaceuticals, Inc. at December 31, 2016 and 2015, and for each of the three years in the period ended December 31, 2016, included in this proxy statement/prospectus/information statement of Threshold Pharmaceuticals, Inc., which is referred to and made a part of this Registration Statement on Form S-4, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given the authority of such firm as experts in accounting and auditing.

The financial statements of Molecular as of December 31, 2016 and 2015 and for the years then ended included in this proxy statement/prospectus/information statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm (the report on the financial statements contains an explanatory paragraph regarding Molecular’s ability to continue as a going concern), appearing elsewhere in this proxy statement/prospectus/information statement, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Threshold files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Threshold files at the SEC public reference room in at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Threshold SEC filings are also available to the public from commercial document retrieval services and on the website maintained by the SEC at http://www.sec.gov. Reports, proxy statements and other information concerning Threshold also may be inspected at the offices of the National Association of Securities Dealers, Inc., Listing Section, 1735 K Street, Washington, D.C. 20006.

As of the date of this proxy statement/prospectus/information statement, Threshold has filed a registration statement on Form S-4 to register with the SEC the Threshold common stock that Threshold will issue to Molecular stockholders in the merger. This proxy statement/prospectus/information statement is a part of that registration statement and constitutes a prospectus of Threshold, as well as a proxy statement of Threshold for its annual stockholders meeting and an information statement for the purpose of Molecular for its written consent.

Threshold has supplied all information contained in this proxy statement/prospectus/information statement relating to Threshold, and Molecular has supplied all information contained in this proxy statement/prospectus/information statement relating to Molecular.

If you would like to request documents from Threshold or Molecular, please send a request in writing or by telephone to either Threshold or Molecular at the following addresses:

Threshold Pharmaceuticals, Inc. 3705 Haven Ave., Suite 120 Menlo Park, California 94025 Attn: Investor Relations Tel: (650) 474-8200 Email: ir@thresholdpharm.com	Molecular Templates, Inc. 9301 Amberglen Blvd, Suite 100 Austin, TX 78729 Attn: Investor Relations Tel: (512) 869-1555 Email: IR@mtem.com

If you are a Threshold stockholder and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the merger, including the procedures for voting your shares, you should contact Threshold’s proxy solicitor:

Telephone:

Email:

TRADEMARK NOTICE

“Threshold Pharmaceuticals, Inc.”, Threshold’s logo and “Metabolic Targeting” are registered and unregistered trademarks of Threshold Pharmaceuticals, Inc. in the United States. Other third-party logos and product/trade names are registered trademarks or trade names of their respective companies.

OTHER MATTERS

Stockholder Proposals

Threshold will consider for inclusion in its proxy materials for the 2018 annual meeting of stockholders, stockholder proposals that are received at Threshold’s principal executive offices no later than      and that comply with all applicable requirements of Rule 14a-8 promulgated under the Exchange Act. However, if the 2018 annual meeting of stockholders is not held between     , 2018 and     , 2018, then the deadline will be a reasonable time prior to the time Threshold begins to print and send its proxy materials. Proposals must be sent to Threshold’s Secretary at Threshold Pharmaceuticals, Inc., 3705 Haven Ave., Suite 120, Menlo Park, California 94025 or its principal executive officer determined after the closing of the merger.

Threshold’s bylaws provide that advance notice of a stockholder’s proposal must be delivered to Threshold’s Secretary at Threshold’s principal executive offices no earlier than     , 2018, or 150 days prior to the anniversary of the mailing date of the proxy materials for the previous year’s annual meeting, and not later than     , 2018, or 120 days prior to the anniversary of the mailing date of the proxy materials for the previous year’s annual meeting. However, Threshold’s bylaws also provide that in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary of the previous year’s annual meeting, this advance notice must be received not earlier than or 150 days prior to such annual meeting and not later than the 10th day following the day on which public announcement of the date of such meeting is first made. Each stockholder’s notice must set forth the information required by Threshold’s bylaws with respect to each matter the stockholder proposes to bring before the annual meeting, including: (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed pursuant to Regulation 14A under the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and appropriate biographical information and a statement as to the qualification of the nominee; (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on Threshold’s books, and of such beneficial owner and (ii) the number of shares of Threshold common stock which are owned beneficially and of record by such stockholder and such beneficial owner. The Chairman of the 2018 annual meeting of stockholders may determine, if the facts warrant, that a matter has not been properly brought before the meeting and, therefore, may not be considered at the meeting. In addition, the proxy solicited by Threshold’s board of directors for the 2018 annual meeting of stockholders will confer discretionary voting authority with respect to (i) any proposal presented by a stockholder at that meeting for which Threshold has not been provided with timely notice and (ii) any proposal made in accordance with Threshold’s bylaws, if the proxy statement for the 2018 annual meeting of stockholders briefly describes the matter and how management proxy holders intend to vote on it, if the stockholder does not comply with the requirements of Rule 14a-4(c)(2) promulgated under the Exchange Act.

A copy of the full text of the provisions of Threshold’s bylaws dealing with stockholder nominations and proposals will be made available to stockholders from Threshold’s Secretary upon written request.

Householding of Proxy Statement/Prospectus/Information Statement

The SEC has adopted rules that permit companies and intermediaries (such as banks and brokers) to satisfy the delivery requirements for proxy materials with respect to two or more stockholders sharing the same address by delivering a single copy of the proxy statement or annual report, as applicable, addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies. As permitted by the Exchange Act, only one copy of this proxy statement/prospectus/information statement will be delivered to multiple Threshold stockholders sharing an address unless contrary instructions have been received by from the impacted stockholders. Once you have received notice from Threshold (if you are a Threshold stockholder of record) or from your broker (if you are a beneficial owner of Threshold common stock) that Threshold or they will be “householding” communications to your address, “householding” will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in “householding” and would prefer to receive separate copies of Threshold’s annual disclosure documents and this proxy statement/prospectus/information statement or if you currently receive multiple copies and would like to request “householding” of these communications, please notify your broker or Threshold. Direct your written request to Threshold to the Secretary, Threshold Pharmaceuticals, Inc., 3705 Haven Ave., Suite 120, Menlo Park, California 94025 or by contacting our Vice President of Intellectual Property and Assistant General Counsel, Mark Hopkins by telephone at (650) 474- 8213 or by email at ir@thresholdpharm.com. In the event a stockholder that received multiple copies would like to receive only one copy for such stockholder’s household, such stockholder should contact their bank, broker, or other nominee record holder, or contact Threshold at the above address or phone number.

INDEX TO THRESHOLD CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Threshold Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of Threshold Pharmaceuticals, Inc. as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Threshold Pharmaceuticals, Inc., at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. GAAP.

/s/ Ernst & Young LLP

Redwood City, California

March 27, 2017

THRESHOLD PHARMACEUTICALS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31,
	2016	2015
ASSETS
Current assets:
Cash and cash equivalents	$10,551	$9,589
Marketable securities, current	13,000	39,091
Collaboration receivable	—	1,891
Prepaid expenses and other current assets	623	2,599

Total current assets	24,174	53,170
Property and equipment, net	109	333
Other assets	—	166

Total assets	$24,283	$53,669

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$822	$725
Collaboration payable	129	—
Accrued clinical and development expenses	777	6,834
Accrued liabilities	888	3,269

Total current liabilities	2,616	10,828
Warrant liability	1,743	1,864
Deferred rent	36	131

Total liabilities	4,395	12,823

Commitments and contingencies (Note 7)
Stockholders’ equity:
Preferred stock, $0.001 par value:
Authorized: 2,000,000 shares; no shares issued and outstanding.	—	—
Common stock, $0.001 par value:
Authorized: 150,000,000 shares at December 31, 2016 and 2015; Issued and outstanding: 71,560,294 and 71,462,059 shares at December 31, 2016 and 2015, respectively.	72	71
Additional paid-in capital	373,352	370,236
Accumulated other comprehensive loss	(2)	(21)
Accumulated deficit	(353,534)	(329,440)

Total stockholders’ equity	19,888	40,846

Total liabilities and stockholders’ equity	$24,283	$53,669

The accompanying notes are an integral part of these consolidated financial statements.

THRESHOLD PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except per share data)

	Years Ended December 31,
	2016	2015	2014
Revenue	$—	$76,915	$14,722

Operating expenses:
Research and development	16,554	40,271	35,832
General and administrative	7,808	9,716	10,141

Total operating expenses	24,362	49,987	45,973

Income (loss) from operations	(24,362)	26,928	(31,251)
Interest income (expense), net	147	125	121
Other income (expense), net	121	16,769	9,344

Income (loss) before provision for income taxes	(24,094)	43,822	(21,786)
Provision (benefit) for income taxes	—	—	(202)

Net income (loss)	(24,094)	43,822	(21,584)
Other comprehensive income (loss):
Unrealized gain (loss) on available for sale securities	19	(8)	(41)

Comprehensive income (loss)	$(24,075)	$43,814	$(21,625)

Net income (loss) per common share:
Basic	$(0.34)	$0.62	$(0.36)

Diluted	$(0.34)	$0.54	$(0.49)

Weighted average number of shares used in per common share calculations:
Basic	71,524	70,242	60,335

Diluted	71,524	73,483	63,386

The accompanying notes are an integral part of these consolidated financial statements.

THRESHOLD PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(in thousands, except share and per share data)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount
Balances, December 31, 2013	59,232,611	$59	$328,116	$28	$(351,678)	$(23,475)
Exercise of warrants to purchase common stock	3,437,348	3	4,831	—	—	4,834
Issuance of common stock pursuant to stock plans	228,274	1	685	—	—	686
Stock-based compensation	—	—	5,488	—	—	5,488
Reclassification of fair value of warrants exercised from liability to equity	—	—	10,116	—	—	10,116
Change in unrealized gain (loss) on marketable securities	—	—	—	(41)	—	(41)
Net loss	—	—	—	—	(21,584)	(21,584)

Balances, December 31, 2014	62,898,233	$63	$349,236	$(13)	$(373,262)	$(23,976)
Issuance of common stock to certain investors, net of issuance costs of $1.9 million	8,300,000	8	13,445	—	—	13,453
Exercise of warrants to purchase common stock	10,000	—	25	—	—	25
Issuance of common stock pursuant to stock plans	99,759	—	712	—	—	712
Stock-based compensation	154,067	—	6,801	—	—	6,801
Reclassification of fair value of warrants exercised from liability to equity	—	—	17	—	—	17
Change in unrealized gain (loss) on marketable securities	—	—	—	(8)	—	(8)
Net income	—	—	—	—	43,822	43,822

Balances, December 31, 2015	71,462,059	71	370,236	(21)	(329,440)	40,846
Issuance of common stock pursuant to stock plans	98,235	1	27	—	—	28
Stock-based compensation	—	—	3,089	—	—	3,089
Change in unrealized gain (loss) on marketable securities	—	—	—	19	—	19
Net loss	—	—	—	—	(24,094)	(24,094)

Balances, December 31, 2016	71,560,294	72	373,352	(2)	(353,534)	19,888

The accompanying notes are an integral part of these consolidated financial statements.

THRESHOLD PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,
	2016	2015	2014
Cash flows from operating activities:
Net income (loss)	$(24,094)	$43,822	$(21,584)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	423	1,002	1,309
Stock-based compensation expense	3,089	6,801	5,488
Change in common stock warrant value	(121)	(16,773)	(9,344)
(Gain) loss on sale of investments, property and equipment	(122)	14	(3)
Changes in operating assets and liabilities:
Collaboration receivable/payable	2,020	5,357	10,846
Prepaid expenses and other current assets	2,142	(774)	1,314
Accounts payable	97	(1,349)	385
Accrued clinical and development expenses	(6,057)	836	(1,446)
Accrued liabilities	(2,381)	89	19
Deferred rent	(95)	(112)	3
Deferred revenue	—	(76,916)	(14,722)

Net cash used in operating activities	(25,099)	(38,003)	(27,735)

Cash flows from investing activities:
Acquisition of property and equipment	—	(109)	(224)
Acquisition of marketable securities	(17,448)	(56,793)	(44,911)
Proceeds from sale of property and equipment	131	—	—
Proceeds from sales of marketable securities	—	1,997	14,584
Proceeds from maturities of marketable securities	43,350	65,223	53,878

Net cash provided by investing activities	26,033	10,318	23,327

Cash flows from financing activities:
Proceeds from issuance of common stock and warrants, net of offering expenses	28	28,883	5,520

Net cash provided by financing activities	28	28,883	5,520

Net increase in cash and cash equivalents	962	1,198	1,112
Cash and cash equivalents, beginning of period	9,589	8,391	7,279

Cash and cash equivalents, end of period	$10,551	$9,589	$8,391

The accompanying notes are an integral part of these consolidated financial statements.

THRESHOLD PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Operations and Basis of Presentation

Threshold Pharmaceuticals, Inc. (the “Company” or “Threshold”) was incorporated in the State of Delaware on October 17, 2001. The Company is a biotechnology company using its expertise in the tumor microenvironment to discover and develop therapeutic agents that selectively target tumor cells for the treatment of patients living with cancer. In June 2005, the Company formed a wholly-owned subsidiary, THLD Enterprises (UK), Limited in the United Kingdom in connection with conducting clinical trials in Europe. As of December 31, 2016, there has been no financial activity related to this entity.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly owned subsidiary, and reflect the elimination of intercompany accounts and transactions.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 605 “Revenue Recognition”, subtopic ASC 605-25 “Revenue with Multiple Element Arrangements” and subtopic ASC 605-28 “Revenue Recognition-Milestone Method”, which provides accounting guidance for revenue recognition for arrangements with multiple deliverables and guidance on defining the milestone and determining when the use of the milestone method of revenue recognition for research and development transactions is appropriate, respectively.

The Company’s revenues were related to its former collaboration arrangement with Merck KGaA, which was entered in February 2012. The collaboration with Merck KGaA provided for various types of payments to the Company, including non-refundable upfront license, milestone and royalty payments. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectability is reasonably assured. The Company also received reimbursement for Merck KGaA’s 70% share for eligible worldwide development expenses for evofosfamide (formerly TH-302). Such reimbursement was reflected as a reduction of operating expenses. In March 2016, the Company and Merck KGaA agreed to terminate the collaboration and all rights evofosfamide were returned to the Company.

For multiple-element arrangements, each deliverable within a multiple deliverable revenue arrangement is accounted for as a separate unit of accounting if both of the following criteria are met: (1) the delivered item or items have value to the customer on a standalone basis and (2) for an arrangement that includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in the Company’s control. The deliverables under the Merck KGaA agreement were determined to be a single unit of accounting and as such the revenue relating to this unit of accounting was recorded as deferred revenue and recognized ratably over the term of its estimated performance period under the agreement, which was the product development period. The Company determines the estimated performance period and it was periodically reviewed based on the progress of the related product development plan. The effect of a change made to an estimated performance period and therefore revenue recognized ratably would occur on a prospective basis in the period that the change was made.

Deferred revenue associated with a non-refundable payment received under a collaborative agreement for which the developmental performance obligations are terminated will result in an immediate recognition of any remaining deferred revenue in the period that termination occurred provided that all performance obligations have been satisfied.

The Company recognizes revenue from milestone payments when: (i) the milestone event is substantive and its achievability has substantive uncertainty at the inception of the agreement, and (ii) the Company does not have ongoing performance obligations related to the achievement of the milestone earned. Milestone payments are considered substantive if all of the following conditions are met: the milestone payment (a) is commensurate with either the Company’s performance subsequent to the inception of the arrangement to achieve the milestone or the enhancement of the value of the delivered item or items as a result of a specific outcome resulting from the Company’s performance subsequent to the inception of the arrangement to achieve the milestone, (b) relates solely to past performance, and (c) is reasonable relative to all of the deliverables and payment terms (including other potential milestone consideration) within the arrangement. See Note 3, “Collaboration Arrangements,” for analysis of milestone events deemed to be substantive or non-substantive.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. Significant estimates, assumptions and judgments made by management include those related to the valuation of equity and related instruments, revenue recognition, stock-based compensation and clinical trial accrued liabilities.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less on the date of purchase, to be cash equivalents. All cash and cash equivalents are held in the United States of America in financial institutions or money market funds, which are unrestricted as to withdrawal or use.

Marketable Securities

The Company classifies its marketable securities as “available-for-sale.” Such marketable securities are recorded at fair value and unrealized gains and losses are recorded as a separate component of stockholders’ equity until realized. Realized gains and losses on sale of all such securities are reported in net loss, computed using the specific identification cost method. The Company places its marketable securities primarily in U.S. government securities, money market funds, corporate debt securities, commercial paper and certificates of deposit.

The Company’s investments are subject to a periodic impairment review. The Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the length of time and extent to which the fair value has been less than the Company’s cost basis, the financial condition and near-term prospects of the investee, and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in the market value.

Fair Value of Financial Instruments

The carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, accounts payable and accrued liabilities approximate fair value due to their relatively short maturities. Estimated fair values for marketable securities, which are separately disclosed in Note 4, “Fair Value Measurements and Marketable Securities,” are based on quoted market prices for the same or similar instruments. The counterparties to the agreements relating to the Company’s investment securities consist of the U.S. Treasury, various major corporations, governmental agencies and financial institutions with high credit standing.

Fair Value of Warrants

ASC 815 “Derivatives and Hedging” provides guidance that clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify for classification as a liability. The guidance requires common stock warrants with certain terms be classified as a liability and to be fair valued at each reporting period, with the changes in fair value recognized in the Company’s consolidated statements of operations. Threshold determines the fair value of the outstanding common stock warrants using a Black Scholes valuation model at the end of each reporting period. The carrying amount of the common stock warrant liability represents its estimated fair value.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of risk consist principally of cash, cash equivalents and marketable securities. The Company invests in a variety of financial instruments, such as, but not limited to, certificates of deposit, corporate and municipal bonds, United States Treasury and agency securities. The Company is exposed to credit risk in the event of default by the financial institutions for amounts in excess of Federal Deposit Insurance Corporation insured limits. The Company performs periodic evaluations of the relative credit standings of these financial institutions, and by policy, limits the amount of credit exposure with any one financial institution or commercial issuer.

Other Risks and Uncertainties

The Company has not generated and does not expect to generate revenue from sales of its product candidates in the near term. The Company also currently has no ongoing collaborations for the development and commercialization of its product candidates and no source of revenue. Since the Company’s inception, the Company has funded its operations primarily through private placements and public offerings of equity securities and through payments received under its former collaboration with Merck KGaA. The Company has incurred significant losses since its inception. The Company continues to incur substantial expenses related to development and, subject to the Company’s ability to raise additional funding, management believes that it will continue to do so for the foreseeable future. On March 10, 2016, the Company terminated the global license and co-development agreement (“License Agreement”) for evofosfamide with Merck KGaA, Darmstadt, Germany (“Merck”), originally entered into February 2, 2012. To date, the Company has received $110 million in upfront and milestone payments from this collaboration. As a result of the termination of the agreement the Company is no longer eligible to receive any further milestone payments or other funding from Merck KGaA including the 70% of worldwide development costs for evofosfamide that were previously borne by Merck KGaA. See further details in Note 3, “Collaboration Arrangements”.

The Company believes that its cash, cash equivalents and marketable securities will be sufficient to fund its projected operating requirements for the next 12 months based upon current operating plans and spending assumptions. However, the Company will need to raise additional capital to advance the clinical development of its product candidates, whether through new collaborative or partnering arrangements or otherwise, and to in-license or otherwise acquire and develop additional product candidates or programs. In particular, the Company’s ability to advance the clinical development of its lead product candidate, evofosfamide, is dependent upon its ability to enter into new collaborative or partnering arrangements for evofosfamide and TH-3424, or to otherwise obtain sufficient additional funding for such development, particularly since the Company is no longer eligible to receive any further milestone payments or other funding from Merck KGaA, including the 70% of worldwide development costs for evofosfamide that were previously borne by Merck KGaA.

While the Company has been able to fund its operations to date, the Company currently has no ongoing collaborations for the development and commercialization of its product candidates and no source of revenue, nor does the Company expect to generate revenue for the foreseeable future. The Company also does not have any commitments for future external funding. Until the Company can generate a sufficient amount of product revenue, which it may never do, the Company expects to finance future cash needs through a variety of sources, including:

•	the public equity market;

•	private equity financing;

•	collaborative arrangements;

•	licensing arrangements; and/or

•	public or private debt.

The Company’s ability to raise additional funds and the terms upon which it is able to raise such funds have been severely harmed by the negative results reported from the Company’s two pivotal Phase III clinical trials of evofosfamide, and may in the future be adversely impacted by the uncertainty regarding the prospects for future development of evofosfamide and the Company’s ability to advance the development of evofosfamide, or otherwise realize any return on its investments in evofosfamide, if at all. The Company’s ability to raise additional funds and the terms upon which it is able to raise such funds may also be adversely affected by the uncertainties regarding its financial condition, the sufficiency of its capital resources, the Company’s ability to maintain the listing of its common stock on The NASDAQ Capital Market and recent and potential future management turnover. As a result of these and other factors, the Company cannot be certain that sufficient funds will be available to it or on satisfactory terms, if at all. To the extent the Company raises additional funds by issuing equity securities, its stockholders may experience significant dilution, particularly given the Company’s currently depressed stock price, and debt financing, if available, may involve restrictive covenants. If adequate funds are not available, the Company may be required to significantly reduce or refocus its operations or to obtain funds through arrangements that may require the Company to relinquish rights to its product candidates, technologies or potential markets, any of which could result in the Company’s stockholders having little or no continuing interest in the Company’s evofosfamide program as stockholders or otherwise, or which could delay or require that the Company curtail or eliminate some or all of its development programs or otherwise have a material adverse effect on the Company’s business, financial condition and results of operations. In addition, the Company may have to delay, reduce the scope of or eliminate some of its development, which could delay the time to market for any of its product candidates, if adequate funds are not available. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities would result in ownership dilution to existing stockholders. There are no assurances that the Company will be able to raise additional financing on terms acceptable to the Company.

If the Company is unable to secure additional funding on a timely basis or on terms favorable to the Company, the Company may be required to cease or reduce certain development projects, to conduct additional workforce reductions, to sell some or all of its technology or assets or to merge all or a portion of the Company’s business with another entity. Insufficient funds may require the Company to delay, scale back, or eliminate some or all of its activities, and if the Company is unable to obtain additional funding, there is uncertainty regarding the Company’s continued existence.

The Company’s lead product candidate, evofosfamide, has not received any regulatory approvals. To achieve profitable operations, the Company must successfully develop, test, manufacture and market its product candidates, including evofosfamide. With respect to evofosfamide, the Company’s ability to advance the clinical development of evofosfamide is dependent upon its ability to enter into new collaborative or partnering arrangements for evofosfamide, or to otherwise obtain sufficient additional funding for such development. In addition, the Company’s development of TH-3424 is at an early stage and it is possible that TH-3424 may not be found to be safe or effective in the ongoing IND enabling studies of TH-3424 and the Company may otherwise fail to realize the anticipated benefits of its partnering or licensing of this product candidate. There can be no assurance that evofosfamide or any other of the Company’s potential future product candidates will be developed successfully or manufactured at an acceptable cost and with appropriate performance characteristics, or that such products will be successfully marketed. These factors could have a material adverse effect on the Company’s future financial results.

Any products developed by the Company will require approval from the U.S. Food and Drug Administration (“FDA”) or foreign regulatory agencies prior to commercial sales. There can be no assurance that the Company’s products will receive the necessary approvals. If the Company is denied such approvals or such approvals are delayed, it could have a material adverse effect on the Company.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets, generally three years. Leasehold improvements are amortized using the straight-line method over the estimated useful life of the improvement, or the lease term, if shorter. Accordingly, leasehold improvements are being amortized over lease terms of approximately 4-6 years. Maintenance and repairs are charged to operations as incurred. Upon sale or retirement of assets, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operations. The Company reviews its property, plant and equipment assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Comprehensive loss

Comprehensive loss is comprised of the Company’s net loss and other comprehensive income (loss). Unrealized gain (loss) on available-for-sale marketable securities represents the only component of other comprehensive income (loss).

Research and Development expenses

Research and development expenses consist of costs such as salaries and benefits, laboratory supplies, facility costs, consulting fees and fees paid to contract research organizations, clinical trial sites, laboratories, other clinical service providers and contract manufacturing organizations. Research and development expenses are expensed as incurred.

Clinical Trial Accruals

The Company’s preclinical and clinical trials are performed by third party contract research organizations (CROs) and/or clinical investigators, and clinical supplies are manufactured by contract manufacturing organizations (CMOs). Invoicing from these third parties may be monthly based upon services performed or based upon milestones achieved. The Company accrues these expenses based upon its assessment of the status of each clinical trial and the work completed, and upon information obtained from the CROs and CMOs. The Company’s estimates are dependent upon the timeliness and accuracy of data provided by the CROs and CMOs regarding the status and cost of the studies, and may not match the actual services performed by the organizations. This could result in adjustments to the Company’s research and development expenses in future periods. To date the Company has had no significant adjustments.

Bonus Accruals

The Company has bonus programs for eligible employees. Bonuses are determined based on various criteria, including the achievement of corporate, departmental and individual goals. Bonus accruals are estimated based on various factors, including target bonus percentages per level of employee and probability of achieving the goals upon which bonuses are based. The Company’s management periodically reviews the progress made towards the goals under the bonus programs. As bonus accruals are dependent upon management’s judgments of the likelihood of achieving the various goals, it is possible for bonus expense to vary significantly in future periods if changes occur in those management estimates.

Income Taxes

The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Segments

The Company has one reportable segment and uses one measurement of results of operations to manage its business. All long-lived assets are maintained in the United States of America.

Stock-Based compensation

The Company accounts for stock-based compensation in accordance with ASC 718, “Compensation—Stock Compensation,” which requires measurement of all employee stock-based compensation awards using a fair-value method and recording of such expense in the consolidated financial statements over the requisite service period.

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of ASC 718 and ASC 505, “Equity,” which require that such equity instruments are recorded at their fair value on the measurement date. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest.

See Note 9 “Equity Incentive Plans and Stock Based Compensation” for further discussion.

Restructuring Charges

Restructuring charges are primarily comprised of severance costs, contract and program termination costs, asset impairments and costs of facility consolidation and closure. Restructuring charges are recorded upon approval of a formal management plan and are included in the operating results of the period in which such plan is approved and the expense becomes estimable.

Recent Accounting Pronouncements Not Yet Adopted

In May 2014, the Financial Accounting Standards Board (“FASB”) issued an accounting standard update regarding revenue from customer contracts to transfer goods and services or non-financial assets unless the contracts are covered by other standards (for example, insurance or lease contracts). Under the new guidance, an entity should recognize revenue in connection with the transfer of promised goods or services to customers in an amount that reflects the consideration that the entity expects to be entitled to receive in exchange for those goods or services. In addition, the new standard requires that reporting companies disclose the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The updates are effective for the Company beginning in the first quarter of the fiscal year 2018. In August 2015, the FASB deferred the effective date of the update by one year, with early adoption on the original effective date permitted. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements.

In November 2015, the FASB issued an accounting standard update for the presentation of deferred income taxes. Under this new guidance, deferred tax liabilities and assets should be classified as noncurrent in a classified balance sheet. The update is effective for the Company beginning in the first quarter of fiscal year 2017 with early adoption permitted as of the beginning of an interim or annual reporting period. Additionally, this guidance may be applied either prospectively or retrospectively to all periods presented. The Company does not expect this standard to have a material impact on its consolidated financial statements.

In February 2016, the FASB issued an accounting standard update, which requires the recognition of lease assets and lease liabilities arising from operating leases in the statement of financial position. The Company will adopt the standard effective the first quarter of 2019 and does not anticipate that this new accounting guidance will have a material impact on its consolidated statements of operations.

In March 2016, the FASB issued an accounting standard update, which simplifies several aspects of the accounting for share-based payments, including immediate recognition of all excess tax benefits and deficiencies in the income statement, changing the threshold to qualify for equity classification up to the employees’ maximum statutory tax rates, allowing an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures as they occur, and clarifying the classification on the statement of cash flows for the excess tax benefit and employee taxes paid when an employer withholds shares for tax-withholding purposes. The Company is evaluating the full effect this accounting update may have on its consolidated financial statements and will adopt the standard effective the first quarter of 2017.

NOTE 2—NET INCOME (LOSS) PER COMMON SHARE

Basic net income (loss) per common share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per common share is computed by giving effect to all potential dilutive common shares, including outstanding options and warrants.

Potential dilutive common shares also include the dilutive effect of the common stock underlying in-the-money stock options and warrants that were calculated based on the average share price for each period using the treasury stock method. Under the treasury stock method, the proceeds from the exercise of an option or warrant is assumed to be used to repurchase shares in the current period. In addition, the average amount of compensation cost for in-the-money options, if any, for future service that the Company has not yet recognized when the option is exercised, is also assumed to repurchase shares in the current period.

A reconciliation of the numerator and denominator used in the calculation is as follows (in thousands, except per share amounts):

	Years Ended December 31,
	2016	2015	2014
Numerator:
Net income (loss)—basic	$(24,094)	$43,822	$(21,584)
Less: noncash income from change in fair value of common stock warrants	—	3,906	9,344

Net income (loss)—diluted	(24,094)	39,916	$(30,928)

Denominator:
Weighted-average number of common shares outstanding	71,524	70,242	60,335
Dilutive effect of equity incentive awards	—	1,873	—
Dilutive effect of warrants	—	1,368	3,051

Weighted-average common shares outstanding and dilutive potential common share-diluted	71,524	73,483	63,386

Net income (loss) per share:
Basic	$(0.34)	$0.62	$(0.36)

Diluted	$(0.34)	$0.54	$(0.49)

The following warrants, outstanding options and purchase rights under the Company’s 2004 Employee Stock Purchase Plan (“2004 Purchase Plan”) were excluded from the computation of diluted net income (loss) per common share for the periods presented because including them would have had an antidilutive effect (in thousands)

	Years Ended December 31,
	2016	2015	2014
Shares issuable upon exercise of warrants	8,300	8,300	—
Shares issuable upon exercise of stock options	10,942	6,750	8,169
Shares issuable related to the ESPP	31	34	67

NOTE 3—COLLABORATION ARRANGEMENTS

Agreement with Merck KGaA

On February 3, 2012, the Company entered into a global license and co-development agreement, or License Agreement, with Merck KGaA, of Darmstadt, Germany, to co-develop and commercialize evofosfamide, the Company’s small molecule hypoxia-targeted drug. Under the terms of the License Agreement, Merck KGaA received co-development rights, exclusive global commercialization rights and provided the Company with an option to co-commercialize evofosfamide in the United States. To date the Company received $110 million in upfront and milestone payments. The milestones earned to date were not deemed to be substantive milestones because the work related to the achievement of these items was predominately completed prior to the inception of the arrangement or was not commensurate with Company’s performance subsequent to the inception of the arrangement to achieve the milestone.

The Company’s deliverables under the License Agreement with Merck KGaA, which included delivery of the rights and license for evofosfamide and performance of research and development activities, were determined to be a single unit of accounting. The delivered license did not have standalone value at the inception of the arrangement due to the Company’s proprietary expertise with respect to the licensed compound and related ongoing developmental participation under the License Agreement, which was required for Merck KGaA to fully realize the value from the delivered license. Therefore, the revenue relating to this unit of accounting was recorded as deferred revenue and recognized over the estimated performance period under the License Agreement, which is the product development period. The Company recorded $42.5 million of milestones earned in 2013 and $67.5 million of upfront payment and milestones earned in 2012 as deferred revenue and was amortizing them ratably over its estimated period of performance, which the Company estimated to end on March 31, 2020 for the year ended December 31, 2014. As a result, the Company recognized $14.7 million of revenue in 2014. The Company recognized $76.9 million of revenue in 2015 due to Merck KGaA’s decision to cease further joint development of evofosfamide in December 2015, which resulted in the immediate recognition of the remaining deferred revenue into revenue during the quarter ended December 31, 2015. Further, in March 2016, Merck KGaA exercised its right to terminate the License Agreement and all rights were returned to Threshold, as well as all rights to Merck technology developed under the License Agreement. Also as a result of the termination of the License Agreement the Company was no longer eligible to receive any further milestone payments from Merck KGaA.

Merck KGaA also paid 70% of worldwide development expenses for evofosfamide and as a result the Company earned a $1.6 million in 2016, which expenses were solely for trial wind-down efforts, compared to $11.6 million and $21.9 million reimbursement for eligible worldwide development expenses for evofosfamide from Merck KGaA in 2015 and 2014, respectively. Such earned reimbursement has been reflected as a reduction of research and development expenses. With the decision to cease further joint development of evofosfamide and the termination of the License Agreement the Company is no longer eligible to receive payments from Merck KGaA for expenses related to further development of evofosfamide other than for costs to wind down the discontinued trials and return the evofosfamide rights back to the Company through the year ended December 31, 2016.

NOTE 4—FAIR VALUE MEASUREMENTS AND MARKETABLE SECURITIES

The Company accounts for its marketable securities in accordance with ASC 820 “Fair Value Measurements and Disclosures.” ASC 820 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. For Level 2 securities that have market prices from multiples sources, a “consensus price” or a weighted average price for each of these securities can be derived from a distribution-curve-based algorithm which includes market prices obtained from a variety of industrial standard data providers (e.g. Bloomberg), security master files from large financial institutions, and other third-party sources. Level 2 securities with short maturities and infrequent secondary market trades are typically priced using mathematical calculations adjusted for observable inputs when available.

The following table sets forth the Company’s financial assets (cash equivalents and available-for-sale marketable securities) at fair value on a recurring basis as of December 31, 2016 and 2015:

	Fair Value as of December 31, 2016	Basis of Fair Value Measurements
(in thousands)		Level 1	Level 2	Level 3
Money market funds	$2,746	$2,746	$—	$—
Corporate debt securities	4,206	—	4,206	—
Government securities	5,299	—	5,299	—
Commercial paper	10,966	—	10,966	—

Total cash equivalents and marketable securities	$23,217	$2,746	$20,471	$—

	Fair Value as of December 31, 2015	Basis of Fair Value Measurements
(in thousands)		Level 1	Level 2	Level 3
Money market funds	$5,421	$5,421	$—	$—
Certificates of deposit	696	—	696	—
Corporate debt securities	12,571	—	12,571	—
Government securities	21,769	—	21,769	—
Municipal securities	1,908	—	1,908	—
Commercial paper	6,145	—	6,145	—

Total cash equivalents and marketable securities	$48,510	$5,421	$43,089	$—

The Company invests in highly-liquid, investment-grade securities. The following is a summary of the Company’s available-for-sale securities at December 31, 2016 and 2015:

As of December 31, 2016 (in thousands):	Cost Basis	Unrealized Gain	Unrealized Loss	Fair Value
Money market funds	$2,746	$—	$—	$2,746
Corporate debt securities	4,208	—	(2)	4,206
Government securities	5,299	1	(1)	5,299
Commercial paper	10,966	—	—	10,966

	23,219	1	(3)	23,217
Less cash equivalents	(10,217)	—	—	(10,217)

Total marketable securities	$13,002	$1	$(3)	$13,000

As of December 31, 2015 (in thousands):	Cost Basis	Unrealized Gain	Unrealized Loss	Fair Value
Money market funds	$5,421	$—	$—	$5,421
Certificates of deposit	696	—	—	696
Corporate debt securities	12,578	1	(8)	12,571
Municipal securities	1,908	—	—	1,908
Government securities	21,783	—	(14)	21,769
Commercial paper	6,145	—	—	6,145

	48,531	1	(22)	48,510
Less cash equivalents	(9,419)	—	—	(9,419)

Total marketable securities	$39,112	$1	$(22)	$39,091

There were no realized gains or losses in 2016 and 2015. The Company recognized realized gains of $3,000 in 2014. There were no realized losses in 2014. The Company realized no gains that were previously classified as unrealized gains and losses in accumulated other comprehensive income at December 31, 2014.

As of December 31, 2016, weighted average maturity for the Company’s available for sale securities was approximately 1.7 months, with the longest maturity being June 2017.

The following table provides the breakdown of the marketable securities with unrealized losses at December 31, 2016 (in thousands):

	In loss position for less than twelve months
As of December 31, 2016 (in thousands):	Fair Value	Unrealized Loss
Government securities	$1,997	$(1)
Corporate debt securities	3,391	(2)

Total marketable securities	$5,388	$(3)

The Company classifies financial instruments in Level 3 of the fair value hierarchy when there is reliance on at least one significant unobservable input to the valuation model. In addition to these unobservable inputs, the valuation models for Level 3 financial instruments typically also rely on a number of inputs that are readily observable either directly or indirectly. The only Level 3 financial instruments are warrants. The Company determined the fair value of the liability associated with its warrants to purchase 8.3 million shares of outstanding common stock using a Black-Scholes Model. See detailed discussion in Note 8—Stockholders’ Equity.

NOTE 5—PROPERTY AND EQUIPMENT

Property and equipment comprise the following (in thousands):

	December 31,
	2016	2015
Computer and office equipment	$532	$532
Laboratory equipment	1,108	1,894
Leasehold improvements	523	523

	2,163	2,949
Less: Accumulated depreciation and amortization	(2,054)	(2,616)

Total property and equipment, net	$109	$333

Depreciation and amortization expense was $0.2 million, $0.3 million and $0.4 million for the years ended December 31, 2016, 2015 and 2014, respectively.

NOTE 6—BALANCE SHEET COMPONENTS

Accrued liabilities comprise the following (in thousands):

	December 31,
	2016	2015
Payroll and employee related expenses	$416	$593
Accrued severance benefits	—	2,280
Professional services	425	163
Other accrued expenses	47	233

Total accrued liabilities	$888	$3,269

In December 2015, the Company adopted a plan to reduce its operating expenses, following its decision to discontinue joint development of evofosfamide under its former collaboration with Merck KGaA. The plan included a reduction of approximately 40 full-time employees in both research and development and general and administrative areas of the Company. As a result of the staffing reduction, the Company incurred severance benefits of approximately $2.5 million during the quarter ended December 31, 2015, which included approximately $0.2 million of non-cash stock compensation expense related to the extension of post-termination exercise period for the outstanding vested stock options for the affected employees. The payout of the accrued severance benefits at December 31, 2015 was completed in the first quarter of 2016.

In September 2016, the Company adopted a plan to further reduce its operating expenses, following its decision to discontinue development of tarloxotinib. The plan included a reduction of approximately 5 full-time employees in research and development and general administrative areas of the Company. As a result of the staffing reduction, the Company incurred expenses related to severance benefits of approximately $0.7 million during the quarter ended September 30, 2016, which included $0.2 million of noncash stock compensation expense related to the extension of post-termination exercise period for the outstanding vested stock options for the affected employees. The payout of the accrued expenses related to severance benefits at September 30, 2016 was completed in October 2016.

NOTE 7—COMMITMENTS AND CONTINGENCIES

The Company leases certain of its facilities under noncancelable leases, which qualify for operating lease accounting treatment under ASC 840, “Leases,” and, as such, these facilities are not included on its consolidated balance sheets.

The Company has a noncancelable facility sublease agreement for 31,104 square feet of laboratory space and office space located in South San Francisco, California, which serves as the Company’s corporate headquarters. The lease began on October 1, 2011 and will expire on April 30, 2017. The aggregate rent for the term of the lease is approximately $3.4 million. In addition, the lease requires the Company to pay certain taxes, assessments, fees and other costs associated with the premises. The Company is responsible for the costs of certain tenant improvements associated with the leased space. In connection with the execution of the lease the Company paid a security deposit of approximately $60,000. In November 2013, the Company entered into a noncancelable facility lease agreement for 7,934 square feet of additional office space located in South San Francisco, California. The lease began on December 1, 2013 and would have expired on December 31, 2016. The aggregate rent for the original term of the lease was approximately $0.7 million. The Company terminated the lease for additional office space in June 2015.

As of December 31, 2016, the future rental payments required by the Company for its facility under its noncancelable operating lease were as follows (in thousands):

Year Ending December 31,
2017	$260
Thereafter	—

Total	$260

Rent expense for the years ended December 31, 2016, 2015 and 2014 was $0.7 million, $0.7 million and $0.8 million, respectively.

The Company’s purchase commitments at December 31, 2016 were $0.3 million, which are primarily for the manufacture and testing of active pharmaceutical ingredient (API) or drug product for clinical testing.

Indemnification

The Company enters into indemnification provisions under its agreements with other companies in the ordinary course of business, including business partners, contractors and parties performing its clinical trials. Pursuant to these arrangements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party as a result of the Company’s activities. The duration of these indemnification agreements is generally perpetual. The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal. The Company maintains commercial general liability insurance and products liability insurance to offset certain of its potential liabilities under these indemnification provisions. Accordingly, the Company has not recognized any liabilities relating to these agreements as of December 31, 2016.

The Company’s bylaws provide that it is required to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of a culpable nature, to the fullest extent permissible by applicable law; and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

NOTE 8—STOCKHOLDERS’ EQUITY

Common Stock

On August 1, 2014, the Company entered into an at market issuance sales agreement, or the MLV Sales Agreement, with MLV & Co. LLC, or MLV, which provided that, upon the terms and subject to the conditions and limitations set forth in the MLV Sales Agreement, the Company could elect to issue and sell shares of its common stock having an aggregate offering price of up to $30.0 million from time to time through MLV as the Company’s sales agent. The Company did not sell any common stock under the MLV Sales Agreement.

On November 2, 2015, the Company entered into a sales agreement, with Cowen, or the Cowen Sales Agreement, which provides that, upon the terms and subject to the conditions and limitations set forth in the Cowen Sales Agreement, the Company may elect to issue and sell shares of its common stock having an aggregate offering price of up to $50.0 million from time to time through Cowen as the Company’s sales agent. In connection with the Company’s entry into the Cowen Sales Agreement, the Company terminated the MLV Sales Agreement. Sales of the Company’s common stock through Cowen, if any, will be made on The NASDAQ Capital Market by means of ordinary brokers’ transactions at market prices, in block transactions or as otherwise agreed by the Company and Cowen. Subject to the terms and conditions of the sales agreement, Cowen will use commercially reasonable efforts to sell the Company’s common stock from time to time, based upon the Company’s instructions (including any price, time or size limits or other customary parameters or conditions the Company may impose). The Company is not obligated to make any sales of common stock under the Cowen Sales Agreement. The Company will pay Cowen an aggregate commission rate of up to 3.0% of the gross proceeds of the sales price per share of any common stock sold under the Cowen Sales Agreement. Although the Cowen Sales Agreement remains in effect, the Cowen Sales Agreement is not currently a practical source of liquidity for the Company. In this regard, given the currently-depressed price of the Company’s common stock, the Company is significantly limited in its ability to sell shares of common stock through Cowen under the Cowen Sales Agreement since the issuance and sale of common stock under the Cowen Sales Agreement, if it occurs, would be effected under a registration statement on Form S-3 that the Company filed with the Securities and Exchange Commission, and in accordance with the rules governing those registration statements, the Company generally can only sell shares of its common stock under that registration statement in an amount not to exceed one-third of the Company’s public float, which limitation for all practical purposes precludes the Company’s ability to obtain any meaningful funding through the Cowen Sales Agreement at this time. Even if the Company’s stock price and public float substantially increases, the number of shares the Company would be able to sell under the Cowen Sales Agreement would be limited in practice based on the trading volume of the Company’s common stock. The Company had not sold any common stock under the Cowen Sales Agreement as of December 31, 2016.

On February 18, 2015, the Company completed an underwritten public offering of 8.3 million shares of its common stock and accompanying warrants to purchase up to 8.3 million shares of common stock. Net proceeds from the sale of common stock and accompanying warrants, excluding the proceeds, if any, from the exercise of the warrants issued in the offering, were approximately $28.1 million after deducting the underwriting discount and offering expenses payable by the Company.

The warrants issued in the February 2015 offering carried an initial exercise price of $10.86 per share and are exercisable through the date that is five years from the issuance date. On January 21, 2016 (“the Adjustment Date”), which was the 30th trading day following the date on which top-line efficacy data from the Company’s Phase III clinical trial of evofosfamide plus doxorubicin versus doxorubicin alone in patients with locally advanced unresectable or metastatic soft tissue sarcoma and Phase III MAESTRO clinical trial of evofosfamide in combination with gemcitabine in patients with previously untreated, locally advanced unresectable or metastatic pancreatic adenocarcinoma was publicly announced by the Company, the warrant exercise price was adjusted to $3.62. The adjusted exercise price was based on the average of the volume-weighted average price of the Company’s common stock for each of the 20 trading days immediately preceding January 21, 2016, subject to a ceiling of $10.86 and floor of $3.62. The adjusted exercise price of the warrants is also further subject to adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Company’s common stock. The warrants must be exercised for cash, except that if the Company fails to maintain an effective registration statement covering the exercise of the warrants, the warrants may be exercised on a net, or cashless basis. In addition, subject to the satisfaction of certain conditions set forth in the warrants, at the Company’s option, the Company had the right to force the holders of the warrants to exercise their warrants in full if the volume-weighted average price of the Company’s common stock for any 20 consecutive trading-day period beginning after the 90th day following the Adjustment Date exceeds $18.00 per share. In addition, in the event of a Change of Control, as defined in the warrant agreement, at the request of the warrant holders delivered before the 90th day after such Change of Control, the

Company (or the Successor Entity) shall purchase the warrants from the warrant holders by paying to the warrant holders, within five Business Days after such request (or, if later, on the effective date of the Change of Control), cash in an amount equal to the Black Scholes Value, as defined in the warrant agreement, of the remaining unexercised portion of the warrants on the date of such Change of Control. The Black Scholes Value will be determined based on the key level 3 inputs as defined in the warrant agreement.

On March 16, 2011, the Company sold to certain investors an aggregate of 14,313,081 shares of its common stock for a purchase price equal to $2.05 per share and, for a purchase price of $0.05 per share, warrants exercisable for a total of 5,725,227 shares of its common stock for aggregate gross proceeds equal to $30.1 million in connection with the offering. Net proceeds generated from the offering were approximately $27.8 million which includes underwriter discounts and estimated offering costs. The warrants have a five-year term and an exercise price equal to $2.46 per share of common stock. The number of shares issuable upon exercise of the warrants and the exercise price are subject to adjustment for subdivisions and stock splits, stock dividends, combinations, reorganizations, reclassifications, consolidations, mergers or sales of properties and assets and upon the issuance of certain assets or securities to holders of the Company’s common stock, as applicable. As of March 16, 2016 all such warrants had been exercised or expired.

On October 5, 2009, the Company sold to certain investors an aggregate of 18,324,599 shares of its common stock for a purchase price equal to $1.86 per share and, for a purchase price of $0.05 per share, warrants exercisable for a total of 7,329,819 shares of its common stock for aggregate gross proceeds equal to $35.0 million in connection with the offering. Net proceeds generated from the offering were $33.1 million. The warrants had a five-year term and an exercise price equal to $2.23 per share of common stock. The exercise price of the warrants was subject to adjustment in certain circumstances, including certain issuances of securities at a price equal to less than the then current exercise price. In addition, the number of shares issuable upon exercise of the warrants and the exercise price was subject to adjustment for subdivisions and stock splits, stock dividends, combinations, reorganizations, reclassifications, consolidations, mergers or sales of properties and assets and upon the issuance of certain assets or securities to holders of the Company’s common stock, as applicable. As a result of the offering on March 16, 2011, the exercise price of the warrants exercisable for a total of 7,329,819 shares of common stock sold to investors in October 2009 that had an original exercise price of $2.23 per share, was subsequently reduced to $2.05 per share pursuant to the terms of such warrants. As of October 5, 2014, all such warrants had been fully exercised.

Common Stock Warrant Valuation

The Company accounts for its common stock warrants under guidance now codified in ASC 815 that clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify for classification as a liability or equity. The guidance required the Company’s outstanding warrants to be classified as liabilities and to be fair valued at each reporting period, with the changes in fair value recognized as other income (expense) in the Company’s consolidated statements of operations.

In 2014, warrants to purchase 2,106,792 shares of common stock were cashless exercised for 1,108,582 shares of common stock. In addition, warrants to purchase 2,328,766 shares of common stock were exercised on a cash basis for net proceeds of approximately $4.8 million. As of the date of exercise of the warrants, the Company transferred the fair value of the warrants of approximately $10.1 million from warrant liability into stockholders’ equity (deficit) in 2014.

At December 31, 2014, all warrants related to the October 2009 offering had been exercised. During the years ended December 31, 2014, a change in fair value of $1.3 million non-cash income related to the October 2009 warrants was recorded as other income (expense) in the Company’s consolidated statements of operations.

On March 16, 2016, warrants outstanding, which were initially issued by the Company in an underwritten public offering in March 2011, to purchase 3.8 million shares of common stock expired and noncash income of

$38,000 related to the expired warrants was recognized as other income (expense) in the Company’s consolidated statement of operations. At December 31, 2015, the Company had March 2011 warrants outstanding to purchase 3.8 million shares of common stock, having an exercise price of $2.46 per share. The fair value of these warrants on December 31, 2015 was determined using a Black Scholes valuation model with the following key level 3 inputs:

December 31, 2015
Risk-free interest rate	0.16%
Expected life (in years)	0.21
Dividend yield	—
Volatility	179%
Stock price	$0.48

During the years ended December 31, 2015 and 2014, a change in the fair value of $3.9 million of non-cash income and $8.0 million of non-cash income related to the March 2011 warrants was recorded as other income (expense) in the Company’s consolidated statements of operations, respectively.

At both December 31, 2016 and 2015, the Company had warrants outstanding to purchase 8,300,000 shares of common stock, having an initial exercise price of $10.86 per share, which warrants were issued by the Company in the February 2015 offering. The exercise price was adjusted to $3.62 on January 21, 2016 pursuant to the terms of warrant. The fair value of these warrants on December 31, 2016 and 2015 was determined using a Black Scholes valuation model with the following key level 3 inputs:

	December 31, 2016	December 31, 2015
Risk-free interest rate	1.93%	1.76%
Expected life (in years)	3.13	4.14
Dividend yield	—	—
Volatility	135%	112%
Stock price	$0.44	$0.48

During the years ended December 31, 2016 and 2015, a change in fair value of $83,000 and $12.9 million of non-cash income, respectively, related to the February 2015 warrants was recorded as other income (expense) in the Company’s consolidated statements of operations.

The following table sets forth the Company’s financial liabilities, related to warrants issued in the March 2011 and February 2015 offerings, subject to fair value measurements as of December 31, 2016 and 2015:

	Fair Value as of December 31, 2016	Basis of Fair Value Measurements
(in thousands)		Level 1	Level 2	Level 3
February 2015 warrants	$1,743	$—	$—	$1,743

	Fair Value as of December 31, 2015	Basis of Fair Value Measurements
(in thousands)		Level 1	Level 2	Level 3
March 2011 warrants	$38	$—	$—	$38
February 2015 warrants	1,826	—	—	1,826

Total common stock warrants	$1,864	$—	$—	$1,864

The following table is a reconciliation of the warrant liability measured at fair value using level 3 inputs (in thousands):

Warrant Liability
Balance at December 31, 2013	$23,421
Exercise of common stock warrants during 2014	(10,116)
Change in fair value of common stock warrants during 2014	(9,344)

Balance at December 31, 2014	3,961
Initial fair value of common stock warrant related to February 2015 offering	14,693
Exercise of common stock warrants during 2015	(17)
Change in fair value of common stock warrants during 2015	(16,773)

Balance at December 31, 2015	1,864
Change in fair value related to expired March 2016 common stock warrants	(38)
Change in fair value of common stock warrants during 2016	(83)

Balance at December 31, 2016	$1,743

NOTE 9—EQUITY INCENTIVE PLANS AND STOCK BASED COMPENSATION

2004 Equity Incentive Plan

The 2004 Equity Incentive Plan (“2004 Plan”) provided for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, stock awards and cash awards to employees and consultants. Stock options were granted under the 2004 Plan with an exercise price not less than 100% of the fair market value of the common stock on the date of grant. Stock options under the 2004 Plan were granted with terms of up to 10 years and generally vested over a period of four years. The share reserve under the 2004 Plan was subject to automatic annual increases and on January 1, 2014 an additional 1,250,000 shares of common stock were added to the share reserve under the 2004 Plan. The 2004 Plan expired pursuant to its terms on April 7, 2014. No additional awards have been or will be made after April 7, 2014 under the 2004 Plan.

2014 Equity Incentive Plan

In May 2014, the Company adopted the 2014 Equity Incentive Plan (“2014 Plan”). The terms of the 2014 Plan provide for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, other stock awards, and performance awards that may be settled in cash, stock, or other property. Stock options may be granted under the 2014 Plan with an exercise price not less than 100% of the fair market value of the common stock on the date of grant. Stock options under the 2014 Plan may be granted with terms of up to 10 years and generally vest over a period of four years, with the exception of grants to non-employee directors and consultants where the vesting period is or may be shorter. The total number of shares of the Company’s common stock initially reserved for issuance under the 2014 Plan was equal to the sum of (i) 6,000,000 newly reserved shares plus (ii) up to 6,626,157 additional shares (the “Prior Plan Shares”) that may be added to the 2014 Plan in connection with the forfeiture or expiration of awards outstanding under the 2004 Plan as of May 15, 2014 (the “Returning Shares”). The Prior Plan Shares will be added to the share reserve under the 2014 Plan only as and when such shares become Returning Shares.

Activity under the 2004 and 2014 Plans is set forth below:

	Shares Available for Grant	Outstanding Options		Weighted Average Exercise Price
		Number of Shares	Exercise Price
Balances, December 31, 2013	175,236	6,526,506	$0.42-7.75	$3.66
Additional shares reserved	7,250,000	—
Shares expired	(1,286,025)	—
Options granted	(1,895,250)	1,895,250	2.91-4.99	3.78
Options exercised	—	(73,282)	0.64-4.90	1.43
Options canceled	179,532	(179,532)	1.64-6.18	4.63

Balances, December 31, 2014	4,423,493	8,168,942	$0.42-7.75	$3.69
Additional shares reserved	—	—
Options granted	(2,290,500)	2,290,500	0.48-5.06	4.36
Options exercised	—	(99,759)	0.79-4.90	1.75
Options canceled	1,327,547	(1,327,547)	1.30-7.75	4.39

Balances, December 31, 2015	3,460,540	9,032,136	$0.42-7.75	$3.77
Additional shares reserved	—	—
Options granted	(3,072,500)	3,072,500	0.38-0.55	0.53
Options exercised		(6,187)	0.48-0.55	0.53
Options canceled	1,156,704	(1,156,704)	0.42-5.09	2.50

Balances, December 31, 2016	1,544,744	10,941,745	$0.42-7.75	$3.00

At December 31, 2016, stock options outstanding and exercisable by exercise price were as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.38-$0.53	1,153,000	9.29	$0.49	265,717	$0.49
$0.55-$0.55	1,414,999	8.86	$0.55	315,934	$0.55
$0.79-$1.44	1,769,313	2.47	$1.35	1,769,313	$1.35
$1.49-$3.62	2,472,416	4.55	$2.67	2,225,880	$2.57
$3.87-$4.43	1,430,358	6.99	$4.36	849,104	$4.33
$4.45-$7.75	2,701,659	3.93	$6.00	2,650,117	$6.02

$0.38-$7.75	10,941,745	5.44	$3.00	8,076,065	$3.47

The aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2016 were $13,000 and $6,000, respectively. As of December 31, 2016, the ending options vested and expected to vest was 10.9 million and the aggregate intrinsic value of these options was $13,000. The weighted average remaining contractual life and weighted average exercise price of these options were 5.4 years and $3.00, respectively. The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company’s common stock for options that were in-the-money at December 31, 2016.

The total intrinsic value of stock options exercised during the years ended December 31, 2016, 2015 and 2014 were $4,000, $0.3 million and $0.2 million, respectively, determined at the date of the option exercise. Cash received from stock option exercises were $3,000, $0.4 million and $0.1 million for the years ended December 31, 2016, 2015 and 2014, respectively. The Company issues new shares of common stock upon exercise of options. In connection with these exercises, there was no tax benefit realized by the Company due to its current loss position.

2004 Employee Stock Purchase Plan

On January 1, 2016 and 2015 an additional 100,000 shares was authorized for issuance under the 2004 Employee Stock Purchase Plan (“2004 Purchase Plan”) pursuant to the annual automatic increase to the authorized shares under the 2004 Purchase Plan. The 2004 Purchase Plan contains consecutive, overlapping 24 month offering periods. Each offering period includes four six-month purchase periods. The price of the common stock purchased will be the lower of 85% of the fair market value of the common stock at the beginning of an offering period or at the end of the purchase period. For the year ended December 31, 2016, employees had purchased 92,048 shares of common stock under the 2004 Purchase Plan at an average price of $0.25. For the year ended December 31, 2015, employees had purchased 154,067 shares of common stock under the 2004 Purchase Plan at an average price of $3.49. At December 31, 2016, 134,789 shares were authorized and available for issuance under the 2004 Purchase Plan.

Stock-based Compensation

The Company recognizes stock-based compensation in accordance with ASC 718, “Compensation—Stock Compensation.” Under this guidance, stock-based compensation cost is based on the recognition of the grant date fair value estimated in accordance with the provisions of ASC 815 over the service period, which is generally the vesting period. In addition, ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation expense, which consists of the compensation cost for employee stock options and ESPP, and the value of options issued to non-employees for services rendered, was allocated to research and development and general and administrative in the consolidated statements of operations as follows (in thousands):

	Years Ended December 31,
	2016	2015	2014
Stock-based compensation expense:
Research and development	$1,281	$4,090	$3,123
General and administrative	1,808	2,711	2,365

	$3,089	$6,801	$5,488

Employee Stock-based Compensation Expense

Valuation Assumptions

The Company estimated the fair value of stock options granted using the Black-Scholes option-pricing formula and a single option award approach. This fair value is being amortized ratably over the requisite service periods of the awards, which is generally the vesting period. The fair value of employee stock options and employee purchase rights under the Company’s 2004 Purchase Plan was estimated using the following weighted-average assumptions for the years ended December 31, 2016, 2015 and 2014:

	Years Ended December 31,
	2016	2015	2014
Employee Stock Options
Risk-free interest rate	1.60%	1.70%	1.83%
Expected life (in years)	5.97	5.99	5.98
Dividend yield	—	—	—
Volatility	108%	83%	94%
Weighted-average fair value of stock options granted	$0.44	$3.06	$2.89
Employee Stock Purchase Plan
Risk-free interest rate	0.56%	0.39%	0.20%
Expected life (in years)	1.24	1.24	1.24
Dividend yield	—	—	—
Volatility	161%	50%	49%
Weighted-average fair value of ESPP purchase rights	$0.22	$1.58	$1.60

To determine the expected term of the Company’s employee stock options granted, the Company utilized the simplified approach as defined by SEC Staff Accounting Bulletin No. 107, “Share-Based Payment”. To determine the risk-free interest rate, the Company utilized an average interest rate based on U.S. Treasury instruments with a term consistent with the expected term of the Company’s stock based awards. To determine the expected stock price volatility for the Company’s stock based awards, the Company considers its historical volatility and its industry peers. The fair value of all the Company’s stock based awards assumes no dividends as the Company does not anticipate paying cash dividends on its common stock.

The Company recognized $3.1 million, $6.7 million and $5.4 million of stock-based compensation expense related to stock options granted and purchase rights granted under the Company’s equity compensation plans, for the years ended December 31, 2016, 2015 and 2014, respectively. As of December 31, 2016, the total unrecognized compensation cost related to unvested stock-based awards granted to employees under the Company’s equity compensation plans was approximately $3.5 million before estimated forfeitures. This cost will be recorded as compensation expense ratably over the remaining weighted average requisite service period of approximately 2.4 years.

Non-employee Stock-based Compensation Expense

Stock-based compensation expense related to stock options granted to non-employees is recognized ratably, as the stock options are earned. The Company issued options to non-employees, which generally vest ratably over the time period the Company expects to receive services from the non-employee. The values attributable to these options are amortized over the service period and the unvested portion of these options was remeasured at each vesting date. The Company believes that the fair value of the stock options is more reliably measurable than the fair value of the services received. The fair value of the stock options granted were revalued at each reporting date using the Black-Scholes valuation model as prescribed by ASC 505-50 Equity-Based Payments to Non-Employees using the following assumptions:

	Years Ended December 31,
	2016	2015	2014
Risk-free interest rate	1.70%	2.14%	2.52%
Expected life (in years)	10	10	10
Dividend yield	—	—	—
Expected volatility	111%	103%	97%

The stock-based compensation expense will fluctuate as the fair market value of the common stock fluctuates. In connection with the grant of stock options to non-employees, the Company recorded stock-based compensation of approximately $6,000, $0.1 million and $0.1 million for the years ended December 31, 2016, 2015 and 2014, respectively.

NOTE 10—INCOME TAXES

For the years ended December 31, 2016 and 2015, the Company did not record an income tax provision due to net operating losses and the inability to record an income tax benefit. For the year ended December 31, 2014, the Company recorded an income tax benefit of $0.2 million, which was related to state minimum taxes recorded in the prior year.

A reconciliation of income taxes at the statutory federal income tax rate to net income taxes included in the accompanying statements of operations is as follows (in thousands):

	2016	2015	2014
U.S. federal taxes (benefit) at statutory rate	$(8,192)	$14,900	$(7,407)
State federal income tax benefit	(261)	(448)	(571)
Unutilized (utilized) net operating losses	7,238	(11,287)	9,809
Stock-based compensation	393	898	730
Research and development credits	(1,552)	(3,135)	(952)
Tax assets not benefited	2,398	4,732	1,322
Nondeductible warrant expense	(41)	(5,703)	(3,177)
Other	17	43	44

Total	$—	$—	$(202)

The tax effects of temporary differences that give rise to significant components of the net deferred tax assets are as follows (in thousands):

	December 31,
	2016	2015
Capitalized start-up costs	$78	$103
Net operating loss carryforwards	54,250	47,725
Research and development credits	13,761	11,354
Deferred stock compensation	5,191	5,130
Other (accruals, reserves, depreciation)	362	359

Total deferred tax assets	73,642	64,671
Less: Valuation allowance	(73,642)	(64,671)

Net deferred tax assets	$—	$—

At December 31, 2016, the Company had federal and state net operating loss carryforwards of approximately $143 million and $94 million, respectively, available to offset future taxable income. The Company’s federal and state net operating loss carryforwards will begin to expire in 2021 and 2017, respectively, if not used before such time to offset future taxable income or tax liabilities. For federal and state income tax purposes, a portion of the Company’s net operating loss carryforward is subject to certain limitations on annual utilization in case of changes in ownership, as defined by federal and state tax laws. The annual limitation may result in the expiration of the net operating loss before utilization.

The net operating loss deferred tax asset balance as of December 31, 2016 includes $0.5 million of excess tax benefits from stock option exercises.

At December 31, 2016, the Company had federal research and development tax credits of approximately $10.5 million, which expire in the year beginning 2022, and state research and development tax credits of approximately $5.9 million, which have no expiration date.

The Company has established a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets. The valuation allowance decreased by $6.2 million for the year ended December 31, 2015 and increased by $9 million and by $7.8 million for the years ended December 31, 2016 and 2014, respectively.

The Company adopted ASC Topic 740-10-50 “Accounting for Uncertainty of Income Taxes” (“ASC Topic 740-10-50”), on January 1, 2007. The Company does not believe that its unrecognized tax benefits will change over the next 12 months.

The following table summarizes the activity related to the Company’s gross unrecognized tax benefits:

(in thousands)	2016	2015
Gross unrecognized tax benefits at January 1,	$1,100	$1,100
Gross increases (decreases) related to prior year tax positions	—	—
Gross increases (decreases) related to current year tax positions	—	—
Settlements	—	—
Expiration of the statute of limitations for the assessment of taxes	—	—

Gross unrecognized tax benefits at December 31,	$1,100	$1,100

The Company’s policy is to recognize interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2016 and 2015, the Company had no accrued interest or penalties due to the Company’s net operating losses available to offset any tax adjustment. The Company currently has no federal or state tax examinations in progress nor has it had any federal or state tax examinations since its inception. As a result of the Company’s net operating loss carryforwards, all of its tax years are subject to federal and state tax examination.

NOTE 11—EMPLOYEE BENEFIT PLAN

In November 2002, the Company implemented a 401(k) plan to provide a retirement savings program for the employees of the Company. The 401(k) plan is maintained for the exclusive purpose of benefiting the 401(k) plan participants. The 401(k) plan is intended to operate in accordance with all applicable state and federal laws and regulations and, to the extent applicable, the provisions of Department of Labor regulations issued pursuant to ERISA Section 404(c). As of December 31, 2016, the Company has not made any contributions to the 401(k) plan.

NOTE 12—QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table presents certain unaudited quarterly financial information for the eight quarters ended December 31, 2016. This information has been prepared on the same basis as the audited consolidated financial statements and includes all adjustments necessary to state fairly the unaudited quarterly results of operations. Net loss per common share, basic and diluted for the four quarters of each fiscal year, may not sum to the total for the fiscal year because of the different weighted average number of shares outstanding in each of the periods.

2016	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
(in thousands, except per share data)
Revenue	$—	$—	$—	$—

Net income (loss)	$(7,852)	$(6,864)	$(5,696)	$(3,682)

Net income (loss) per common share
Basic	$(0.11)	$(0.10)	$(0.08)	$(0.05)

Diluted	$(0.11)	$(0.10)	$(0.08)	$(0.05)

2015	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
(in thousands, except per share data)
Revenue	$3,681	$3,680	$3,680	$65,874

Net income (loss)	$(11,154)	$(8,306)	$(6,431)	$69,713

Net income (loss) per common share
Basic	$(0.17)	$(0.12)	$(0.09)	$0.98

Diluted	$(0.17)	$(0.12)	$(0.09)	$0.86

NOTE 13—SUBSEQUENT EVENTS

In March 2017, the Company entered into a definitive merger agreement (“merger agreement”), with Molecular Templates, Inc. (“Molecular Templates”), a private company limited by shares incorporated and registered in the United States and the stockholders of Molecular Templates, pursuant to which the stockholders of Molecular Templates will become the majority owners of the Company. The number of shares of common stock of the Company to be issued in respect of each Molecular Templates share will be based upon the relative stipulated values of each of the Company and Molecular Templates as determined pursuant to the merger agreement. The stipulated value of the Company is subject to downward adjustment based upon the Company’s net cash balance at the closing of the transaction. Assuming that no such adjustment is applicable, immediately following the closing of the transaction, Molecular Templates equity holders are expected to own approximately 65.6% of the outstanding common stock of the Company on a fully-diluted basis (excluding, in each case, out-of-the-money securities. Consummation of the transaction is subject to certain closing conditions, including, among other things, approval by the stockholders of the Company of the transactions contemplated by the merger agreement and related matters. The merger agreement contains certain termination rights for both the Company and Molecular Templates, and further provides that, upon termination of the merger agreement under specified circumstances, the Company may be required to pay Molecular Templates a termination fee of $0.8 million. Any strategic transaction that is completed ultimately may not deliver the anticipated benefits or enhance stockholder value.

In connection with execution of the merger agreement, the Company made a bridge loan to Molecular Templates pursuant to a note purchase agreement and promissory notes (the “Notes”) up to an aggregate principal amount of $4.0 million with an initial closing held on March 24, 2017 for a principal amount of $2.0 million. If the merger agreement is terminated prior to the to the maturity date of the Notes, the outstanding principal of the Notes plus all accrued and unpaid interest shall become due and payable upon the earlier of (i) the consummation of a qualified financing by Molecular Templates of at least $10.0 million, (ii) the occurrence of a Molecular Templates liquidity event, or (iii) the four-month anniversary of the termination of the merger agreement, and such amounts shall be credited against any termination fees owed by the Company to Molecular Templates pursuant to the merger agreement.

In addition on March 16, 2017, the Company and Molecular Templates received from Longitude Venture Partners III, L.P. (“Longitude”) an Equity Commitment Letter (the “Commitment Letter”), pursuant to which, immediately following the Closing of the merger, Longitude will purchase $20 million of equity securities in the Company. Longitude’s investment is subject to certain conditions, including the Closing of the merger and the Company having secured commitments from additional investors for the purchase of an additional $20 million of such securities (the “Financing”). The Financing will be accomplished in a private placement exempt from registration under Section 4(a)(2) and Regulation D under the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder. The securities to be sold in the Financing have not been registered under the Securities Act, or any state securities laws, and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The closing of the merger is not contingent upon the completion of this Financing.

INDEX TO MOLECULAR FINANCIAL STATEMENTS

Years ended December 31, 2016 and 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Molecular Templates, Inc.

Austin, Texas

We have audited the accompanying financial statements of Molecular Templates, Inc., which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders’ deficit, and cash flows for the years then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Molecular Templates, Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

As more fully discussed in Note 2 to the financial statements, the 2015 financial statements have been restated to correct misstatements related to accounting for warrants, stock compensation expense and income taxes. Our opinion is not modified with respect to this matter.

We also audited the adjustments described in Note 2 that were applied to restate beginning accumulated deficit and additional paid-in-capital as of January 1, 2015. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2014 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2014 financial statements as a whole.

As discussed in Note 4 to the financial statements, the Company has elected to change its method of accounting for Preferred Stock in 2016. Our opinion is not modified with respect to this matter.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ BDO USA, LLP

Austin, Texas

February 22, 2017

Molecular Templates, Inc.

Balance Sheets

December 31,	2016	2015
		(Restated)
Assets

Current Assets
Cash and cash equivalents	$1,715,777	$4,244,792
Prepaid expenses and other current assets	126,727	209,371

Total Current Assets	1,842,504	4,454,163

Property and Equipment, net	334,438	174,629

Intangible Assets	920,766	332,977

Total Assets	$3,097,708	$4,961,769

Liabilities, Mezzanine Equity and Stockholders’ Deficit

Current Liabilities
Accounts payable	$934,258	$357,444
Accrued expenses	1,210,320	410,236
Deferred revenue	1,870,254	1,500,000
Current portion of capital lease obligations	35,596	18,693
Current portion of long-term debt	2,400,000	666,667
Related party debt (Note 6)	7,315,038	2,684,962

Total Current Liabilities	13,765,466	5,638,002

Capital Lease Obligations, net of current portion	53,297	4,615

Warrant Liabilities	48,634	33,777

Long-Term Debt, net of current portion	3,164,325	2,303,207

Total Liabilities	17,031,722	7,979,601

Commitments and Contingencies (Note 13)

Mezzanine Equity
Series A Preferred Stock	3,889,257	3,689,257
Series B Preferred Stock	5,480,130	5,173,658
Series C Preferred Stock	16,501,938	15,435,762

Total Mezzanine Equity	25,871,325	24,298,677

Stockholders’ Deficit	(39,805,339)	(27,316,509)

Total Liabilities, Mezzanine Equity and Stockholders’ Deficit	$3,097,708	$4,961,769

See accompanying notes to financial statements.

Molecular Templates, Inc.

Statements of Operations

Year Ended December 31,	2016	2015
		(Restated)
Grant Revenue	$1,879,746	$526,456

Operating Expenses
General and administrative	4,477,448	2,566,417
Research and development	8,016,636	3,340,937
Loss on disposal of equipment	4,766	1,847

Total Operating Expenses	12,498,850	5,909,201

Loss from Operations	(10,619,104)	(5,382,745)

Other Income (Expense)
Other income, net	18,660	24,096
Interest expense	(430,959)	(64,175)
Change in fair value of warrant liabilities	3,293	3,190

Total Other Income (Expense)	(409,006)	(36,889)

Loss Before Income Tax Benefit	(11,028,110)	(5,419,634)

Income Tax	—	—

Net Loss	(11,028,110)	(5,419,634)

Deemed Dividends on Preferred Stock	(1,572,648)	(1,572,648)

Net Loss Attributable to Common Shareholders	$(12,600,758)	$(6,992,282)

See accompanying notes to financial statements.

Molecular Templates, Inc.

Statements of Changes in Stockholders’ Deficit

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount
Balance at December 31, 2014 (Restated)	301,163	$302	$343,718	$(20,779,873)	$(20,434,853)
Stock compensation expense	—	—	111,626	—	111,626
Deemed dividends on preferred stock	—	—	—	(1,572,648)	(1,572,648)
Net loss	—	—	—	(5,419,634)	(5,419,634)

Balance at December 31, 2015 (Restated)	301,163	302	455,344	(27,772,155)	(27,316,509)
Exercise of common stock options	2,140	1	2,478	—	2,479
Stock compensation expense	—	—	109,449	—	109,449
Deemed dividends on preferred stock	—	—	—	(1,572,648)	(1,572,648)
Net loss	—	—	—	(11,028,110)	(11,028,110)

Balance at December 31, 2016	303,303	$303	$567,271	$(40,372,913)	$(39,805,339)

See accompanying note to financial statements

Molecular Templates, Inc.

Statements of Cash Flows

Year Ended December 31,	2016	2015
		(Restated)
Cash Flows from Operating Activities
Net loss	$(11,028,110)	$(5,419,634)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	65,283	59,730
Loss on disposal of equipment	4,766	1,847
Stock compensation expense	109,449	111,626
Amortization of debt discount	12,601	6,838
Change in fair value of warrant liabilities	(3,293)	(3,190)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	83,644	(178,160)
Accounts payable	556,814	259,435
Accrued expenses	800,084	284,393
Deferred revenue	370,254	985,544

Net Cash Used in Operating Activities	(9,028,508)	(3,891,571)

Cash Flows from Investing Activities
Purchases of property and equipment	(101,015)	(33,935)
Increase in intangible assets	(587,789)	(254,080)

Net Cash Used in Investing Activities	(688,804)	(288,015)

Cash Flows from Financing Activities
Payments on capital lease obligations	(44,257)	(17,708)
Proceeds from issuance of long-term debt	3,000,000	3,000,000
Repayment of long-term debt	(400,000)	—
Proceeds from issuance of related party debt	4,630,076	2,684,962
Proceeds from exercise of common stock options	2,478	—

Net Cash Provided by Financing Activities	7,188,297	5,667,254

Net (Decrease) Increase in Cash and Cash Equivalents	(2,529,015)	1,487,668
Cash and Cash Equivalents—Beginning of Year	4,244,792	2,757,124

Cash and Cash Equivalents—End of Year	$1,715,777	$4,244,792

Supplemental Cash Flow Information
Cash paid for interest	$229,518	$63,353

Non-Cash Investing and Financing Activities
Deemed dividends on preferred stock	$1,572,648	$1,572,648
Capital lease additions to fixed assets	$109,843	$—
Fixed asset additions in accounts payable	$20,000	$—
Warrants issued with debt	$18,150	$36,962

See accompanying notes to financial statements.

Organization and Nature of Operations

Notes to Financial Statements

1.	Organization and Nature of Operations

Nature of the Business

Molecular Templates, Inc. (the “Company”) is clinical stage a biopharmaceutical company formed in 2009, with a differentiated protein platform for the development of new therapeutics in cancer and other diseases, headquartered in Austin, Texas. The initial development activities are focused on the research and development of lead compounds for a variety of cancers.

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

2.	Restatement of Financial Statements

Background

The Company restated certain balances as of and for the year ended December 31, 2015 to give effect to the following correction of errors:

a)	Accounting for warrants—to record liabilities associated with warrants issued in 2015 as debt discount; change in fair value of the warrant liabilities; and amortization of debt discount;

b)	Accounting for stock compensation expense—to record compensation expense for stock options issued to employees; and

c)	Accounting for deferred taxes—to record a valuation allowance against a deferred tax asset.

Impact of the Restatement

The cumulative effect of these adjustments on the Company’s previously reported stockholders’ equity was a decrease of $25,943 as of the beginning of the fiscal year ended December 31, 2015.

Certain amounts in the 2015 financial statements have been reclassified to conform to current period presentation. The following is a summary of the impact of the restatement on the Company’s balance sheet, statement of operations, statement of changes in stockholders’ equity, and statement of cash flows:

	As of December 31, 2015
	As Previously Reported		Adjustments	As Restated
Balance Sheet Data
Deferred tax asset, net	$25,943		$(25,943)	$—
Warrant liabilities	—		33,777	33,777
Long-term debt, net of current portion	2,333,333		(30,126)	2,303,207
Redeemable convertible preferred stock	—	*	24,298,677	24,298,677
Stockholders’ deficit	(2,988,239	)*	(24,328,270)	(27,316,509)

	Year Ended December 31, 2015
	As Previously Reported	Adjustments	As Restated
Statement of Operations Data
General and administrative	$2,447,953	$118,464	$2,566,417
Change in fair value of warrant liabilities	—	(3,190)	(3,190)

Cash Flow Data
Net loss	$(5,304,360)	$(115,274)	$(5,419,634)
Stock compensation expense	—	111,626	111,626
Change in fair value of warrant liabilities	—	(3,190)	(3,190)
Amortization of debt discount	—	6,838	6,838

*	The Company elected to reclassify the redeemable convertible preferred stock to mezzanine equity in 2016. Stockholders’ Deficit has been adjusted to reflect the reclassification of redeemable convertible preferred stock of $24,298,667, which includes a cumulative adjustment of $4,767,371 to record preferred stock at its redemption value at December 31, 2015.

3.	Liquidity and Going Concern

The Company has incurred significant net losses and negative cash flows from operations since inception, and as a result has an accumulated deficit of approximately $40.4 million at December 31, 2016. The Company expects to incur a net loss and negative cash flows from operations in 2017 and the foreseeable future. The Company’s management believes that successful achievement of the Company’s business objectives will require additional financing. Given these conditions, there is substantial doubt about the Company’s ability to continue as a going concern. The financial statements have been prepared on a going concern basis and do not include any adjustments that might result from these uncertainties.

The Company expects to raise capital through a variety of sources, which may include the public equity market, private equity financing, collaborative arrangements, licensing arrangements and/or public or private debt. However, additional funding may not be available when needed or on terms acceptable to the Company. If the Company is unable to obtain additional capital, it may be required to curtail its business activities until it can obtain adequate financing.

4.	Summary of Significant Accounting Policies

Reclassifications

Certain amounts in the financial statements for prior periods have been reclassified to conform to current period presentation.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America as defined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers temporary investments with original maturities of three months or less from date of purchase to be cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and may exceed the amount of insurance provided on such deposits. The Company is also subject to risk related to concentrations in grant revenue. During the years ended December 31, 2016 and 2015, one grant provided 100% and 98% of the Company’s grant revenue, respectively.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Major additions and improvements are capitalized while maintenance and repairs that do not improve or extend the useful life of the respective asset are expensed. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets, which range from five to seven years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets.

Intangible Assets

The Company capitalizes patent application costs that are expected to have a future benefit to the Company. These costs will be amortized over the expected life of the patent.

Impairment of Long-Lived Assets

When events, circumstances and/or operating results indicate that the carrying values of long-lived assets might not be recoverable through future operations, the Company prepares projections of the undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the projections indicate that the recorded amounts are not expected to be recoverable, such amounts are reduced to estimated fair value. Fair value is estimated based upon internal evaluation of each asset that includes quantitative analyses of net revenue and cash flows, review of recent sales of similar assets and market responses based upon discussions in connection with offers received from potential buyers. Certain factors used for this nonrecurring fair value measurement are considered Level 3 inputs. Management determined there was no impairment during the years ended December 31, 2016 and 2015.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the related services have been performed, the price is fixed and determinable and collectability is reasonably assured. The Company receives funds from state and city financial assistance programs. The state award is a conditional cost reimbursement grant and revenue is recognized as allowable costs are incurred. The revenue from the city award was recognized when the performance conditions were met. The Company recognized approximately $1.9 million and $0.5 million in grant revenue under these awards during the years ended December 31, 2016 and 2015, respectively. Amounts collected in excess of revenue recognized are recorded as deferred revenue.

Income Taxes

Income taxes are recorded in accordance with ASC 740, Accounting for Income Taxes (“ASC 740”), which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. The Company determines its deferred tax assets and liabilities based on differences between financial reporting and tax bases of assets and liabilities, which are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in the financial statements and provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The Company’s policy for recording interest and penalties associated with uncertain tax positions is to record such items as a component of tax expense. The Company has not recognized any material uncertain tax positions for the years ended December 31, 2016 and 2015.

The Company files income tax returns in the U.S. federal, New Jersey and Texas jurisdictions. As of December 31, 2016, the statute of limitations for assessment by the Internal Revenue Service (“IRS”) is open for the 2013 and subsequent tax years, although carryforward attributes that were generated for tax years prior to then may still be adjusted upon examination by the IRS if they either have been, or will be, used in a future period. The 2012 and subsequent tax years remain open and subject to examination by the State of New Jersey and the State of Texas. There are currently no federal or state income tax audits in progress.

Stock-Based Compensation

The Company accounts for its stock-based compensation awards in accordance with Accounting Standards Codification (“ASC”) Topic 718, Compensation-Stock Compensation (“ASC 718”). ASC 718 requires all stock-based payments to employees, including grants of employee stock options, to be recognized in the statements of operations based on their grant date fair values. The Company estimates the grant date fair value of each option award using the Black-Scholes option-pricing model. The use of the Black-Scholes option-pricing model requires management to make assumptions with respect to the expected term of the option, the expected volatility of the common stock consistent with the expected life of the option, risk-free interest rates and expected dividend yields of the common stock. The Company recognizes stock-based compensation expense, net of estimated forfeitures, equal to the grant date fair value of stock options over the requisite service period.

Preferred Stock

The Company’s Series A, B and C Convertible Preferred Stock (collectively known as “Preferred Stock”) allows the holders to require the company to redeem their shares after achievement of specified certain milestones. Certain of the redemption features are outside the Company’s control, and as a result, the Preferred Stock has been reflected in the balance sheet as mezzanine equity.

Effective January 1, 2016, the Company changed its accounting policy related to the Preferred Stock. The Company had previously reported Preferred Stock as a component of Stockholders’ Equity, but now presents Preferred Stock in mezzanine equity. The Company applied this change retrospectively, and as a result, an adjustment of $24,298,667 to record Preferred Stock at its redemption value, was made to the previously reported December 31, 2015 financial statements. Additionally, as a result of the accounting change, accumulated deficit as of January 1, 2015 increased from $17,297,022, as originally reported, to $20,779,873, to reflect the adjustment to record the Preferred Stock at its redemption value on January 1, 2015.

Warrants

In conjunction with various financing transactions, the Company issued warrants to purchase the Company’s Series C Preferred Stock that require liability classification.

The Company estimates the fair value of the warrants at each reporting period using Level 3 inputs. The estimates in valuation models are based, in part, on subjective assumptions, including but not limited to stock price volatility, the expected life of the warrants, the risk-free interest rate and the fair value of the Series C Preferred Stock underlying the warrants, and could differ materially in the future. Changes in the fair value of the warrant liability from the prior period are recorded as a component of other income and expense. The Company will continue to adjust the fair value of the warrant liability at the end of each reporting period for changes in fair value from the prior period until the earlier of the exercise or expiration of the applicable warrant.

Research and Development Costs

Research and development costs are expensed as incurred.

Recently Issued Accounting Pronouncements

In May 2014 and August 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Updates (“ASU”) No. 2014-09 and No. 2015-14, Revenue from Contracts with Customers, which supersede the revenue recognition requirements in ASC 605, Revenue Recognition, and most industry-specific guidance included in the ASC. The standard requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The standard is effective retrospectively for fiscal years beginning after December 15, 2018 and early adoption is permitted. The Company is in the process of evaluating the impact the new standard will have on its financial statements.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued and to provide related footnote disclosures in certain circumstances. This amendment is effective for fiscal years, and interim periods within those fiscal years, ending after December 15, 2016. The adoption of this accounting pronouncement required management to perform this assessment.

In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs. ASU 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. ASU 2015-03 is effective for annual periods beginning after December 15, 2015 and interim periods within those annual periods. Retrospective application is required and early adoption is permitted. The adoption of ASU 2015-03 only impacts balance sheet classification; therefore, it did not have a material impact on the Company’s financial statements.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred income taxes by requiring that deferred tax assets and liabilities be classified as noncurrent in the balance sheet. ASU 2015-17 becomes effective for interim and annual periods beginning after December 31, 2016. The Company does not anticipate that this pronouncement will have a material impact on its financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires the recognition of lease assets and lease liabilities by lessees for all leases, including leases previously classified as operating leases, and modifies the classification criteria and accounting for sales type and direct financing leases by lessors. Leases continue to be classified as finance or operating leases by lessee and both classifications require the recognition of a right-of-use asset and a lease liability, initially measured at the present value of the lease payments in the statement of financial position. Interest on the lease liability and amortization of the right-of-use asset are recognized separately in the statement of operations for finance leases and as a single lease cost recognized on the straight-line basis over the lease term for operating leases. The standard is effective using a modified retrospective approach for fiscal years beginning after December 15, 2019 and early adoption is permitted. The Company is currently evaluating the impact the standard will have on its financial statements.

In March 2016, the FASB issued ASU 2016-09, Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which simplifies several aspects of the accounting for employee share-based payment transactions, including the accounting for income taxes, forfeitures and statutory tax withholding requirements, as well as classification in the statement of cash flows. For public entities, ASU 2016-09 is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. For all other entities, the guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those annual periods beginning after December 15, 2018. The Company is currently evaluating the impact this guidance will have on its financial statements.

5.	Property and Equipment

Property and equipment consisted of the following:

December 31,	2016	2015
Lab equipment	$488,212	$335,172
Leasehold improvements	47,808	107,906
Furniture and fixtures	32,828	47,952
Computer and equipment	34,886	25,658

	603,734	516,688
Less: accumulated depreciation and amortization	(269,296)	(342,059)

Property and Equipment, net	$334,438	$174,629

Depreciation and amortization expense totaled approximately $65,000 and $60,000 for the years ended December 31, 2016 and 2015, respectively.

6.	Related-Party Transactions

During the years ended December 31, 2016 and 2015, the Company received an aggregate of approximately $4,630,000 and $2,685,000, respectively, from stockholders under secured convertible promissory notes (the “Notes”). All of the Notes issued in 2016 and 2015 have the same terms. The Notes are subordinate to the long-term debt due to a bank and accrue interest at a rate of 5.0% per annum, which is due with all unpaid principal on the maturity date of September 7, 2017. Accrued and unpaid interest related to the Notes totaled approximately $201,000 as of December 31, 2016 and is included with accrued expenses on the balance sheet. All outstanding principal and accrued interest is automatically convertible at 80% of the fair value price per share of preferred stock sold in a Qualified Equity Financing, as defined (the “Conversion Discount”). If the Notes remain outstanding beyond September 7, 2017, the Conversion Discount will automatically increase by 5% on September 8, 2017 (the “First Discount Increase Date”). Thereafter, on each consecutive three-month anniversary of the First Discount Increase Date, the Conversion Discount will automatically increase by additional successive 5% increments. If a Qualified Equity Financing does not occur or a Liquidation Event, as defined, occurs prior to September 7, 2017, the holders of the Notes have the right to convert the Notes into shares of Series C-1 Preferred Stock at $3.81 per share. The Conversion Discount represents a contingent beneficial conversion feature and will be accounted for when the contingency is resolved. The Notes are supported by an underlying note purchase agreement (the “Agreement”), which allows for aggregate principal borrowings of up to $10,000,000.

The Company incurred expenses to a stockholder for consulting fees which totaled approximately $60,000 for each of the years ended December 31, 2016 and 2015 included in general and administrative expenses.

7.	Borrowing Arrangements

The Company is obligated under a loan and security agreement with a bank which allows for aggregate borrowings of up to $6,000,000, subject to the Company’s achievement of certain milestones (the “Growth Capital Loan”). The Company borrowed an aggregate of $3,000,000 under the Growth Capital Loan during each of the years ended December 31, 2016 and 2015. The Company made monthly interest-only payments at an annual rate equal to 1.19% above the Prime Rate. Beginning November 1, 2016, the Company paid the first of 30 consecutive equal monthly payments of principal plus interest. The Company paid approximately $400,000 in principal and $220,000 in interest in 2016 and $0 in principal and interest in 2015. The Growth Capital Loan matures on April 30, 2019 and is secured by substantially all assets of the Company. The Company does not have any financial loan covenants related to the Growth Capital Loan. As of December 31, 2016 and 2015, the Company was in compliance with the non-financial covenants of the Growth Capital Loan.

Future required principal payments on the Notes (see Note 6) and the Growth Capital Loan were as follows as of December 31, 2016:

Year Ending December 31,
2017	$9,715,038
2018	2,400,000
2019	800,000

Total debt	12,915,038
Debt discount and deferred finance costs	(35,675)

Total debt, net	$12,879,363

8.	Common Stock

The following is a summary of the Company’s common stock as of December 31, 2016 and 2015:

	Par Value	Shares Authorized	Shares Issued and Outstanding
			December 31,
			2016	2015
Common Stock	$0.001	11,048,874	303,303	301,163

9.	Mezzanine Equity

Redeemable Convertible Preferred Stock

The following is a summary of the Company’s redeemable convertible preferred stock as of December 31, 2016 and 2015 (collectively, the “Preferred Stock”):

	Par Value	Shares Authorized	Shares Issued and Outstanding
			December 31,
			2016	2015
Series A Preferred Stock	$0.001	2,500,000	2,500,000	2,500,000
Series B Preferred Stock	$0.001	2,273,531	2,273,531	2,273,531
Series C Preferred Stock	$0.001	4,391,748	4,342,874	4,342,874

		9,165,279	9,116,405	9,116,405

The following table presents changes in the Preferred Stock:

	Series A Preferred	Series B Preferred	Series C Preferred	Total
Balance at December 31, 2014	$3,489,257	$4,867,186	$14,369,586	$22,726,029
Deemed dividends on Preferred Stock	200,000	306,472	1,066,176	1,572,648

Balance at December 31, 2015	3,689,257	5,173,658	15,435,762	24,298,677
Deemed dividends on Preferred Stock	200,000	306,472	1,066,176	1,572,648

Balance at December 31, 2016	$3,889,257	$5,480,130	$16,501,938	$25,871,325

Voting

The holders of the Preferred Stock are entitled to vote together with the holders of common stock on all matters submitted to stockholders for a vote. Each holder of Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of such vote.

Dividends

The holders of Preferred Stock are entitled to receive dividends when, as and if declared by the Board of Directors and out of funds legally available, prior and in preference to any declaration or payment of any dividend on the Company’s common stock. Dividends accrue at an annual rate of $0.08 per share for Series A Preferred Stock, $0.1348 per share for Series B Preferred Stock, and $0.2455 per share for Series C Preferred Stock, and are cumulative. As of December 31, 2016 and 2015, accumulated but undeclared and unpaid dividends were approximately $6,340,000 and $4,767,000, respectively.

Liquidation

The Series C Preferred Stock is senior to the Series A and Series B Preferred Stock in the event of any liquidation, dissolution or winding up of the affairs of the Company (as defined), either voluntarily or involuntarily. The holders of Series A, B and C Preferred Stock are entitled to receive $1.00, $1.6851 and $3.0639 per share, respectively, plus all declared or accrued (whether or not declared) but unpaid dividends, or such lesser amount as may be approved by the holders of at least two-thirds of the then-outstanding shares of such stock, payable in preference and priority to any payments made to the holders of the then-outstanding common stock.

Redemption

The Preferred Stock is redeemable in two equal annual installments at the election of the holders of 80% of the then-outstanding shares of Preferred Stock at any time after the sixth anniversary of the original issue date. The redemption price for the Series A, B, and C Preferred Stock will be an amount per share equal to $1.00, $1.6851 and $3.0693, respectively, plus all declared or accrued and unpaid dividends thereon. The value of the Preferred Stock is being accreted up to redemption value from the date of issuance to the earliest redemption date of the instrument. Changes in the redemption value are recognized as they occur and reported as a deemed dividend on the preferred stock. The carrying value of the stock is adjusted to the redemption value at the end of the reporting period. If the Preferred Stock had been redeemed on December 31, 2016, the redemption value would have been approximately $25,870,000.

Conversion

Each share of Series A, B and C Preferred Stock, is convertible at the option of the holder, at any time after the date of issuance into a number of shares of common stock as determined by dividing $1.00, $1.6851 or

$3.0693, respectively, by the conversion price in effect at the time. The initial conversion prices of the Series A, B, and C Preferred Stock are $1.00, $1.6851 and $3.0693, respectively, and are subject to adjustment (as defined by the agreement). Conversion is automatic upon the earlier of (i) the Company’s sale of common stock in a firm commitment underwritten public offering in which the public offering price exceeds $15.3465 per share and the aggregate gross proceeds raised is at least $50,000,000, or (ii) upon written request from the holders of 80% of the Preferred Stock then outstanding. At the commitment date, the fair value of common shares was less than the conversion price; therefore, there was no beneficial conversion feature at issuance.

10.	Warrants

In 2015 and 2016, the Company issued warrants to the lender in conjunction with the Growth Capital Loan. The holder of the warrants is entitled to purchase one share of Series C Convertible Preferred Stock for $3.0693 for each warrant. When issued, the fair value of the warrants was recorded as a debt discount. The Company had the following warrants outstanding and exercisable at December 31, 2016:

	Number of Shares	Exercise Price	Expiration Date
Series C Preferred Stock	14,254	$3.0693	April 7, 2024
Series C Preferred Stock	17,310	$3.0693	April 30, 2025
Series C Preferred Stock	17,310	$3.0693	April 29, 2026

The Company utilizes the Black Scholes model to value the liability classified warrants. The estimated fair value of the warrants is determined using Level 3 inputs. Inherent in the Black Scholes model are key inputs related to stock price, exercise price, expected term, risk-free interest rate, expected volatility, and dividend yield.

11.	Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value accounting requires characterization of the inputs used to measure fair value into a three-level fair value hierarchy as follows:

Level 1—Inputs based on quoted prices in active markets for identical assets or liabilities. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2—Observable inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent from the entity.

Level 3—Unobservable inputs that reflect the entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available.

Fair value measurements are classified based on the lowest level of input that is significant to the measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment, which may affect the valuation of the assets and liabilities and their placement within the fair value hierarchy levels. The determination of the fair values stated below takes into account the market for the Company’s financials, assets and liabilities, the associated credit risk and other factors as required. The Company considers active markets as those in which transactions for the assets or liabilities occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

The carrying amounts of cash and cash equivalents and accounts payable approximate their fair values due to the short-term maturities of these instruments. The carrying value of the Company’s debt approximates its fair value based on market prices of similar borrowings available.

The fair value of the Company’s warrant liabilities at inception and for subsequent mark-to-market fair value measurements are based on management’s valuation model and expectations with respect to the method and timing of settlement. These estimates are prepared using models that consider various inputs including: (a) the Company’s estimated future cash flows, (b) time value, and (c) current market conditions, as well as other relevant economic measures. The Company has determined that the warrant liability fair values are Level 3 items within the fair value hierarchy.

The following table presents the changes in the warrant liabilities:

Warrant Liabilities
Balance at December 31, 2014	$—
Fair value of Series C warrants issued	36,967
Changes in fair value of warrants	(3,190)

Balance at December 31, 2015	33,777
Fair value of Series C warrants issued	18,150
Changes in fair value of warrants	(3,293)

Balance at December 31, 2016	$48,634

12.	Stock-Based Compensation

The 2009 Stock Plan (the “Plan”) provides for the issuance of incentive stock options, nonqualified stock options and restricted stock to employees, directors and consultants of the Company. The maximum number of shares of common stock that may be issued over the term of the Plan may not exceed 1,452,268 shares. The Company has reserved a sufficient number of shares of common stock to permit exercise of options in accordance with the terms of the Plan. The form of the options to be granted under the Plan will be determined by the Company’s Board of Directors at the time of grant. Options generally vest according to a five-year vesting schedule, with 20% of the shares vesting on the one-year anniversary and equal monthly vesting installments thereafter.

A summary of stock option activity during the year ended December 31, 2016 follows:

	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
Options Outstanding, December 31, 2015	1,303,749	$0.63	6.6	$886,549
Issued	45,000
Exercised	(2,140)
Cancelled	(15,438)

Options Outstanding, December 31, 2016	1,331,171	$0.65	5.7	$878,573

Options Vested and Exercisable, December 31, 2016	853,761	$0.51	4.6	$683,009

There were no stock options granted during the year ended December 31, 2015. The assumptions used to calculate the fair value of options granted during the year ended December 31, 2016 under the Black-Scholes pricing model were as follows:

Black Scholes Inputs
Expected dividends	0.00%
Expected volatility	76.00%
Risk-free interest rate	1.25%
Expected term	5 years
Weighted average fair value	$1.31

The expected term of employee stock options represents the weighted-average period that the options are expected to remain outstanding. The risk-free interest rate is based on the U.S. Treasury constant maturity interest rate with a term consistent with the expected life of the options. The expected volatility was based on comparable companies’ common stock in the same industry over a historical period which approximates the expected term of the options issued. The dividend yield assumption is based on the Company’s expectation of no dividend payouts.

As of December 31, 2016, total unrecognized compensation cost related to unvested stock option awards was approximately $112,000 and the related weighted average period over which it is expected to be recognized was 1.34 years.

13.	Commitments and Contingencies

The Company is obligated under operating lease agreements covering the Company’s office facilities. Facilities expense under the operating leases was approximately $288,000 and $198,000 for the years ended December 31, 2016 and 2015, respectively.

Future minimum payments due under the operating lease agreements at December 31, 2016 were as follows:

Year Ending December 31,
2017	$556,298
2018	873,036
2019	932,196
2020	851,051
2021	883,946
2022	373,757

$4,470,284

The Company leases laboratory equipment under non-cancelable capital lease agreements. As of December 31, 2016 and 2015, laboratory equipment under capital leases included in property and equipment totaled approximately $136,000 and $43,000, respectively, net of accumulated amortization of approximately $44,000 and $27,000, respectively.

Future minimum capital lease payments consisted of the following at December 31, 2016:

Year Ending December 31,
2017	$40,679
2018	33,993
2019	11,739
2020	11,739

98,150
Less: amount representing interest	(9,257)

88,893
Current portion of capital lease obligations	(35,596)

Capital Lease Obligations, net of current portion	$53,297

14.	Income Taxes

The Company recorded no provision for income taxes for the years ended December 31, 2016 and 2015 due to reported net losses in each year.

A reconciliation of the expected income tax (benefit) expense computed using the federal statutory income tax rate to the Company’s effective income tax rate is as follows for the years ended December 31, 2016 and 2015:

Year Ended December 31,	2016	2015
		(Restated)
Income tax benefit computed at federal statutory tax rate	$(3,749,558)	$(1,842,676)
Change in valuation allowance	3,952,307	1,972,608
Research credits	(308,186)	(168,682)
Other	105,437	38,750

Total	$—	$—

During the years ended December 31, 2016 and 2015, the Company had no interest and penalties related to income taxes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has established a valuation allowance due to uncertainties regarding the realization of deferred tax assets based upon the Company’s lack of earnings history. During the year ended December 31, 2016, the valuation allowance increased by $3,952,307. Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2016 and 2015 are as follows:

December 31,	2016	2015
Net operating loss carryforwards	$10,445,731	$6,703,130
Credit carryforwards	965,084	636,549
Deferred revenue	635,886	510,000
Depreciation and amortization	(328,537)	(104,836)
Accrued liabilities	8,500	12,964
Stock compensation	8,008	4,207

	11,734,672	7,762,014
Less: valuation allowance	(11,734,672)	(7,762,014)

Total Deferred Tax Assets	$—	$—

As of December 31, 2016 and 2015, the Company had net operating loss carryforwards of $30,722,737 and $19,715,092, respectively, and federal research and development tax credit carryforwards of $884,988 and $576,802, respectively, for federal purposes, and Texas research and development tax credit carryforwards of $121,358 and $90,525, respectively. The net operating loss and tax credit carryforwards will expire in varying amounts, beginning in 2029 if not utilized. Utilization of the carryforward(s) may be subject to a substantial annual limitation due to ownership change limitations that have occurred previously or that could occur in the future, as provided by Section 382 of the Internal Revenue Code of 1986 (“Section 382”), as well as similar state provisions. Ownership changes may limit the amount of net operating loss and tax credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an ownership change, as defined by Section 382, results from transactions that increase the ownership of stockholders who own at least 5% of the stock of a corporation by more than 50% in the aggregate over a three-year period. The Company has not performed a study to determine whether any ownership change has occurred since the Company’s formation through December 31, 2016. The Company’s ability to utilize existing carryforwards could be substantially restricted if an ownership change has occurred or will occur.

15.	Subsequent Events

The Company has evaluated subsequent events through February 22, 2017, the date the financial statements were available to be issued.

In January 2017, the Company borrowed approximately $2,184,000 from a stockholder under the note purchase agreement (see Note 6).

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following information and all other information contained in this proxy statement/prospectus/information statement does not give effect to the proposed reverse stock split described in Proposal No. 5 of this proxy statement/prospectus/information statement.

The following unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting under existing U.S. generally accepted accounting principles, or GAAP, and give effect to the merger of a wholly owned subsidiary of Threshold with and into Molecular. For accounting purposes, Molecular is determined to be the accounting acquirer based upon: (i) Molecular security holders are expected to own approximately 65% of the voting interests of the combined company immediately following the closing of the merger; (ii) directors appointed by Molecular will hold an equal number of board seats in the combined company as Threshold, two each, with the three remaining board seats to be independents not previously associated with either Molecular or Threshold; and (iii) Molecular management will hold all key management positions of the combined company.

The unaudited pro forma condensed combined balance sheet as of December 31, 2016 assumes that the merger took place on December 31, 2016 and combines the historical balance sheets of Threshold and Molecular as of December 31, 2016. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2016 assumes that the merger took place as of January 1, 2016, and combines the historical results of Threshold and Molecular for the year ended December 31, 2016. The historical financial statements of Threshold and Molecular have been adjusted to give pro forma effect to events that are (i) directly attributable to the merger, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results.

Because Molecular will be treated as the accounting acquirer, Molecular’s assets and liabilities will be recorded at their precombination carrying amounts, and the historical operations that are reflected in the financial statements will be those of Molecular. Threshold’s assets and liabilities will be measured and recognized at their fair values as of the transaction date, and consolidated with the assets, liabilities and results of operations of Molecular after the consummation of the merger.

The unaudited pro forma condensed combined financial statements are based on the assumptions and adjustments that are described in the accompanying notes. The application of the acquisition method of accounting is dependent upon certain valuations and other studies that have yet to be completed. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed, and have been made solely for the purpose of providing unaudited pro forma condensed combined financial statements. Differences between these preliminary estimates and the final acquisition accounting expected to be completed after the closing of the merger will occur, and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future results of operations and financial position. The actual amounts recorded as of the completion of the merger may differ materially from the information presented in these unaudited pro forma condensed combined financial statements as a result of the amount of cash used by Threshold’s operations between the signing of the Merger Agreement and the closing of the merger; the timing of closing of the merger; Threshold’s stock price at the closing of the merger; the results of certain valuations and other studies that have yet to be completed; and other changes in Threshold’s assets and liabilities that occur prior to the completion of the merger.

The unaudited pro forma condensed combined financial statements do not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Threshold and Molecular been a combined company during the specified period.

The unaudited pro forma condensed combined financial statements, including the notes thereto, should be read in conjunction with the separate Threshold and Molecular historical financial statements and their respective management’s discussion and analysis of financial condition and results of operations. Threshold’s historical consolidated financial statements for the year ended December 31, 2016 are included in its Annual Report on Form 10-K as filed with the SEC on March 27, 2017 and elsewhere in this proxy statement/prospectus/information statement. Molecular’s historical audited financial statements for the year ended December 31, 2016 are included elsewhere in this proxy statement/prospectus/information statement.

Concurrent with the execution of the merger agreement, Threshold and Molecular entered into an equity commitment letter, or the equity commitment letter, with Longitude Venture Partners III, L.P., or Longitude, pursuant to which Longitude agreed to purchase $20.0 million of equity securities from the combined company immediately following the consummation of the merger through a private placement, or the concurrent financing. Subsequent to the execution of the merger agreement, Threshold and Molecular have obtained equity commitment letters from additional investors for an additional $20.0 million of equity securities of the combined company, such that the aggregate size of the concurrent financing is expected to be approximately $40.0 million. The closing of the concurrent financing is conditioned upon the closing of the merger, as well as certain other conditions.

Unaudited Pro Forma Condensed Combined Balance Sheet

December 31, 2016

(in thousands)

	Threshold Pharmaceuticals Corp.	Molecular Templates Inc.	Pro Forma Merger Adjustment		Pro Forma Combined	Pro Forma Financing Adjustments		Proforma Combined Including Concurrent Financing
Assets:
Current assets:
Cash and cash equivalents	$10,551	$1,715	$(81)	G	$12,185	$38,000	M	$50,185
Marketable securities	13,000	—	—		13,000			13,000
Prepaid expenses and other current assets	623	127	—		750			750

Total current assets	24,174	1,842	(81)		25,935	$38,000		63,935
Property and equipment, net	109	334	(109)	H	334			334
IPR&D	—	—	12,800	H	12,800			12,800
Goodwill	—	—	1,188	H	1,188			1,188
Intangible assets	—	921	—		921			921

Total assets	$24,283	$3,097	$13,798		$41,178	$38,000		$79,178

Liabilities, Mezzanine Equity and Stockholders’ Deficit:
Accounts payable	$822	$934	$—		$1,756			$1,756
Collaboration payable	129	—	—		129			129
Accrued expenses	1,665	1,210	6,390	C	9,064			9,064
			(201)	A
Deferred revenue	—	1,870	—		1,870			1,870
Current portion of capital lease obligations	—	36	—		36			36
Current portion of long-term debt	—	2,400	—		2,400			2,400
Related-party debt	—	7,315	(7,315)	A	—			—

Total current liabilities	2,616	13,765	(1,126)		15,255			15,255
Capital lease obligations, net of current portion	—	53	—		53			53
Warrant liabilities	1,743	49	(872)	G	944			944
			(49)	E
			73	H
Deferred rent	36	—	—		36			36
Long-term debt, net of current portion	—	3,164	—		3,164			3,164

Total liabilities	4,395	17,031	(1,974)		19,452			19,452

Mezzanine equity:
Series A Preferred stock	—	3,889	(3,889)	D	—			—
Series B Preferred stock	—	5,480	(5,480)	D	—			—
Series C Preferred stock	—	16,502	(16,502)	D	—			—

Total mezzanine equity	—	25,871	(25,871)		—			—

Stockholders’ equity (deficit):
Common stock	72	1	15	A,D	210	65	M	275
			(72)	H
			194	H
Additional paid-in capital	373,352	567	8,798	A	66,935	37,935	M	104,870
			25,859	D
			4,015	B
			49	E
			2,403	F
			(348,108)	H
Accumulated other comprehensive income (loss)	(2)	—	2	H	—			—
Accumulated deficit	(353,534)	(40,373)	(6,390)	C	(45,419)			(45,419)
			(4,015)	B
			790	G
			(1,284)	A
			(2,403)	F
			361,790	H

Total stockholders’ equity (deficit)	19,888	(39,805)	41,643		21,726	38,000		59,726

Total liabilities, mezzanine equity and stockholders’ equity (deficit)	$24,283	$3,097	$13,798		$41,178	38,000		$79,178

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2016

(in thousands, except share and per share data)

	Threshold Pharmaceuticals Corp.	Molecular Templates Inc.	Pro Forma Merger Adjustment		Pro Forma Combined	Pro Forma Financing Adjustment		Proforma Combined Including Concurrent Financing
Revenues:	$—	$1,880	$—		$1,880			$1,880
Operating expenses:
General and administrative	7,808	4,477	976	L	13,261			13,261
Research and development	$16,554	$8,017	—		24,571			24,571
Loss on disposal of equipment	—	5	—		5			5

Total operating expenses	24,362	12,499	976		37,837			37,837

Loss from operations	(24,362)	(10,619)	(976)		(35,957)			(35,957)
Other income, net	121	19	—		140			140
Interest expense, net	147	(431)	200	I	(84)			(84)
Change in fair value of warrant liabilities	—	3	(3)	K	—			—

Total other income (expense)	268	(409)	197		56			56

Loss before income tax benefit	(24,094)	(11,028)	(779)		(35,901)			(35,901)
Income tax benefit	—	—	—		—			—

Net loss	(24,094)	(11,028)	(779)		(35,901)			(35,901)
Deemed dividends on preferred stock	—	(1,573)	1,573	J	—			—

Net loss attributable to common shareholders	$(24,094)	$(12,601)	794		$(35,901)			$(35,901)
Weighted average shares outstanding	71,524,000		136,722,305		208,246,305	64,766,420	N	273,012,725
Basic earnings per share	$(0.34)				$(0.17)			$(0.13)

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.	Description of Transaction and Basis of Presentation

Description of Transaction

On March 16, 2017, Threshold and Molecular entered into an Agreement and Plan of Merger and Reorganization, or the merger agreements pursuant to which Trojan Merger Sub Inc., a wholly owned subsidiary of Threshold, will merge with and into Molecular, with Molecular surviving as a wholly owned subsidiary of Threshold, or the merger. Following the completion of the merger, Threshold will be renamed Molecular Templates, Inc. Under the terms of the merger, Threshold will acquire all outstanding shares of common stock of Molecular in exchange for approximately 137 million newly issued shares of Threshold’s common stock subject to adjustments in accordance with the merger agreement. Immediately following the closing of the merger, the stockholders of Threshold will own approximately     % of the voting interests of the combined company and the former Molecular stockholders will own approximately     % of the voting interests of the combined company, subject to adjustments in accordance with the merger agreement. The merger is expected to close in the third quarter of 2017, subject to customary closing conditions, including the Form S-4 registration statement being declared effective by the SEC, approval of the merger by Threshold’s and Molecular’s stockholders and Threshold having a continued listing on the NASDAQ Capital Market.

Basis of Presentation

The unaudited pro forma combined financial statements were prepared in accordance with the regulations of the Securities and Exchange Commission, or the SEC, and are intended to show how the merger might have affected the historical financial statements if the merger had been completed on January 1, 2016 for the purposes of the statement of operations, and as of December 31, 2016 for purposes of the balance sheet. Based on the terms of the merger, Molecular is deemed to be the acquiring company for accounting purposes and the transaction will be accounted for as a reverse acquisition under the acquisition method of accounting for business combinations in accordance with accounting principles generally accepted in the United States. Accordingly, the assets and liabilities of Threshold will be recorded as of the merger closing date at their estimated fair values.

Molecular has not yet completed a valuation analysis of the fair value of Threshold’s assets to be acquired and liabilities to be assumed. The pro forma adjustments are preliminary and based on management’s estimates of the fair value of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the acquisition. These estimates are based on the most recently available information. To the extent there are significant changes to the combined company’s business following completion of the merger, the assumptions and estimates set forth in the unaudited pro forma combined financial statements could change significantly. Accordingly, the pro forma adjustments are subject to further adjustments as additional information becomes available and as additional analyses are conducted following completion of the merger. There can be no assurances that these additional analyses and will not result in material changes to the estimates of fair value. The final pro forma adjustments may include (1) changes in fair values of property and equipment, (2) changes in the fair values of intangible assets, in-process research and development (IPR&D) and goodwill based on the results of valuations and other studies that have yet to be completed and (3) other changes to assets and liabilities.

Molecular and Threshold did not record an income tax provision during the year ended December 31, 2016, and Molecular did not record an income tax provision during the year ended December 31, 2015 because each company incurred net losses during those years. Accordingly, no tax effects have been provided for the pro forma adjustments described in Note 3, “Pro Forma Adjustments.”

Treatment of Stock Options in the Merger

All Molecular stock options granted under the Molecular stock option plan (whether or not then exercisable) outstanding prior to the effective time of the merger will be exchanged for options to purchase Threshold common stock. After the effective time, all outstanding and unexercised Molecular stock options assumed by Threshold may be exercised solely for shares of Threshold common stock. The number of shares of Threshold common stock subject to each Molecular stock option assumed by Threshold shall be determined by multiplying (a) the number of shares of Molecular common stock that were subject to such Molecular stock option, as in effect immediately prior to the effective time of the merger by (b) the exchange ratio and rounding the resulting number down to the nearest whole number of shares of Threshold common stock. The per share exercise price for the Threshold common stock issuable upon exercise of each Molecular stock option assumed by Threshold shall be determined by dividing (a) the per share exercise price of Molecular common stock subject to such Molecular stock option, as in effect immediately prior to the effective time of the merger, by (b) the exchange ratio and rounding the resulting exercise price up to the nearest whole cent. The exchange of the Molecular stock options for Threshold stock options will be treated as a modification of the awards. See the section titled “Merger Agreement—Merger Consideration and Adjustment” beginning on page 152 of this proxy statement/prospectus/information statement for further information regarding the exchange ratio.

Threshold equity awards issued and outstanding at the time of the Merger will remain issued and outstanding. However, for accounting purposes, Threshold equity awards will be assumed to have been exchanged for equity awards of Molecular, the accounting acquirer. As of December 31, 2016, Threshold had outstanding stock options to purchase 10,941,745 shares of common stock, of which stock options to purchase 8,076,065 shares were vested and exercisable at a weighted average exercise price of $3.47 per share.

2.	Preliminary Purchase Price

Pursuant to the merger agreement, at the closing of the merger, Threshold will issue to Molecular stockholders a number of shares of Threshold common stock representing approximately     %, subject to adjustments in accordance with the merger agreement, of the outstanding shares of common stock of the combined company. The estimated preliminary purchase price, which represents the consideration transferred to Threshold stockholders in the reverse merger is calculated based on the number of shares of common stock of the combined company that Threshold stockholders will own as of the closing of the merger.

Threshold has outstanding stock options to purchase 10,588,745 shares of its common stock that have an exercise price per share in excess of the closing sale price of Threshold’s common stock on the NASDAQ Capital Market on May 5, 2017, the most recent practicable date, and the basis for estimating the preliminary purchase price for purposes of the unaudited pro forma condensed combined financial statements. As a result, the acquisition date fair value of Threshold’s stock option awards is not significant to the determination of the purchase price. Molecular will revisit this at the time of closing of the Merger to determine whether the acquisition date fair value of Threshold’s stock option awards has changed sufficiently to include as part of the purchase price calculation.

The accompanying unaudited pro forma condensed combined financial statements reflect an estimated purchase price of approximately $33.8 million, which consists of the following:

	(in thousands, except share and per share amounts)
Estimated number of shares of the combined company to be owned by Threshold stockholders	71,845,294	(1)
Multiplied by the assumed price per share of Threshold common stock	$0.47	(2)

Estimated purchase price	$33,767

1.

Represents the number of shares of common stock of the combined company that Threshold stockholders would own as of the closing of the merger pursuant to the merger agreement. This amount is calculated, for purposes of these unaudited pro forma condensed combined financial statements, as 71,560,294 shares of Threshold common stock outstanding as of December 31, 2016, plus 285,000 shares of Threshold in-the-money options and warrants to purchase 285,000 shares of common stock.
2.	For pro forma purposes, the fair value of Threshold common stock used in determining the purchase price was $0.47 per share based on closing trading price of Threshold common stock on May 5, 2017. The pro forma information is illustrative only and the fair value of the consideration transferred in the Merger will be measured using the closing trading price of Threshold common stock on the Merger closing date. The unaudited pro forma condensed combined financial information was prepared assuming the stockholders of Threshold will own approximately 34.4% of the voting interests of the combined company and the former Molecular stockholders will own approximately 65.6% of the voting interests of the combined company. The exchange ratio is subject to adjustments in accordance with the Merger Agreement. The issuance of Threshold common stock in the concurrent financing will not impact the exchange ratio. An upward adjustment to the exchange ratio (to the extent that Threshold’s net cash at the effective time of the merger is less than $12,500,000) would result in Threshold securityholders owning less and Molecular securityholders owning more of the combined company. A downward adjustment (to the extent that Threshold’s net cash at the effective time of the merger is more than $17,500,000) would result in Threshold securityholders owning more and Molecular securityholders owning less of the combined company. Any upward or downward adjustment does not impact the estimated purchase price of Threshold.

The number of shares of common stock Threshold will issue to Molecular stockholders, for purposes of these unaudited pro forma condensed combined financial statements, is calculated pursuant to the terms of the merger agreement based on Threshold’s common stock outstanding as of December 31, 2016, as follows:

Shares of Threshold common stock outstanding as of December 31, 2016	71,560,294
Shares of Threshold common stock subject to in-the-money options and warrants	285,000
Adjusted outstanding shares of Threshold common stock	71,845,294
Divided by the assumed percentage of Threshold ownership of combined company	34.4%
Estimated adjusted total shares of common stock of combined company	208,852,599
Multiplied by the assumed percentage of Molecular ownership of combined company	65.6%
Estimated shares of Threshold common stock issued to Molecular upon closing of merger	137,007,305

Under the acquisition method of accounting, the total purchase price is allocated to the acquired tangible and intangible assets and assumed liabilities of Threshold based on their estimated fair values as of the merger closing date. The excess of the purchase price over the fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill.

The allocation of the total preliminary estimated purchase price to the acquired assets and liabilities assumed of Threshold based on the estimated fair values as of December 31, 2016 is as follows (in thousands):

Cash, cash equivalents and marketable securities	$23,551
Prepaid expenses and other currents assets	623
IPR&D	12,800
Goodwill	1,188
Accounts payable, collaboration payable, accrued expenses	(2,652)
Warrant liability	(1,743)

Net assets acquired	$33,767

Molecular anticipates that the ultimate purchase price allocation and fair values of current assets and liabilities, intangible assets and long-term liabilities will differ from the preliminary assessment outlined above. Any changes to the initial estimates of the fair value of the acquired assets and assumed liabilities will be recorded as adjustments to those assets and liabilities, and residual amounts will be allocated to goodwill if net assets acquired are determined to have an aggregate fair value less than the purchase price. If the fair value net assets acquired exceeds the purchase price, the residual amount will result in bargain purchase gain.

The application of the acquisition method of accounting is dependent upon certain valuations and other studies that have yet to be completed. The purchase price allocation will remain preliminary until Molecular management determines the fair values of assets acquired and liabilities assumed. The final determination of the purchase price and fair values of assumed assets and liabilities is anticipated to be completed as soon as practicable after completion of the merger and will be based on the fair values of the assets acquired and liabilities assumed as of the merger closing date. The final amounts of the fair values of assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma condensed combined financial statements. The final values may include (1) changes in fair values of property and equipment, (2) changes in allocations to goodwill and IPR&D based on the results of certain valuations and other studies that have yet to be completed and (3) other changes to assets and liabilities.

3.	Pro Forma Adjustments

The unaudited pro forma condensed combined financial statements include pro forma adjustments that are (1) directly attributable to the Merger, (2) factually supportable, and (3) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the results of operations of the combined company.

Based on Molecular management’s review of Threshold’s summary of significant accounting policies, the nature and amount of any adjustments to the historical financial statements of Threshold to conform to the accounting policies of Molecular are not expected to be significant.

The unaudited pro forma condensed combined financial statements do not reflect the effect of the anticipated Threshold reverse stock split.

The following pro forma adjustments included in the accompanying pro forma condensed consolidated balance sheet assumes the merger was consummated as of December 31, 2016. These unaudited pro forma adjustments are based on preliminary estimates and may change significantly as additional information is obtained.

A.	To reflect the conversion of all outstanding principal (approximately $7.3 million) and accrued but unpaid interest (approximately $0.2 million) of Molecular’s convertible promissory notes to Molecular series C-1 preferred stock at a conversion price of $3.36 per share. Under the original terms of the convertible promissory notes, the conversion price was $3.81. The merger does not qualify as a qualified equity financing, but the holders of the Molecular notes have agreed to convert such notes based upon an agreed-upon adjusted conversion price of $3.36 per share. The conversion was accounted for as an induced conversion and the excess of the fair value of the securities issued over the fair value of securities issuable pursuant to the original conversion terms of approximately $1.3 million was reflected through accumulated deficit. The pro forma adjustment reflecting the inducement is not reflected in the accompanying unaudited pro forma condensed consolidated statement of operations as the amount is not expected to have a continuing effect on the operating results of the combined company.

B.	To reflect stock compensation expense related to the accelerated vesting of stock option awards to employees of Threshold upon closing of the merger of approximately $3.2 million as well as stock compensation expense of approximately $0.8 million related to the modification of the term of the awards. As of the close of the merger, all outstanding options will be fully vested with no requisite future service. These expenses will be reflected in Threshold’s statements of operations. This pro forma adjustment is not reflected in the unaudited pro forma condensed combined statement of operations because these amounts are not expected to have a continuing effect on the operating results of the combined company.

C.	To reflect the accrued liabilities that will be directly attributable to the closing of the merger, including approximately $2.9 million in severance obligations for Threshold employees that will be reflected in the Threshold statements of operations prior to the closing of the merger, and estimated transaction costs to complete the merger of approximately $2.1 million for Threshold and approximately $1.4 million for Molecular. These pro forma adjustments are not reflected in the unaudited pro forma condensed combined statement of operations as these amounts are not expected to have a continuing effect on the operating results of the combined company.

D.	To reflect the conversion of molecular’s series A preferred stock, series B preferred stock, and series C preferred stock (collectively, the Preferred Stock) and accrued preferred dividends into Molecular common stock, in accordance with the terms of Molecular’s Amended and Restated Certificate of Incorporation.

E.	To reflect the cashless exercise of outstanding Molecular warrants based on an exercise price of $3.0693, in accordance with the warrant agreement.

F.	To reflect the stock-based compensation expense related to a modification of the Molecular options as a result of the merger. The total compensation cost recognized at the date of the merger for vested options is approximately $2.4 million.

G.	To reflect the purchase of warrants to purchase 4,150,000 shares of Threshold’s common stock by Threshold from holders of such warrants who have provided request to put the warrants to Threshold as of this writing. Under the terms of the warrant agreement, upon the consummation of a merger, the warrant holder has a put right requiring Threshold to purchase the warrant by paying cash equal to the Black Scholes fair value of the warrant at the date of exercise, as defined in the warrant agreement. To date, half of the warrant holders have exercised their right with respect to the put.

H.	To reflect the application of purchase accounting under the acquisition method and elimination of Threshold’s historical stockholders’ equity balances, including additional paid-in capital and accumulated deficit, after considering the effects of the pro forma adjustments described in item B, C and G that attributable to Threshold. See Note 2, “Preliminary Purchase Price.”

The following pro forma adjustments included in the accompanying pro forma condensed consolidated statement of operations assumes the Merger was consummated as of January 1, 2016 and only reflects those transactions or events that are expected to have a continuing impact on the combined company’s results of operations.

I.	To reflect the reduction in interest expense of approximately $0.2 million resulting from the conversion of Molecular convertible promissory notes to Molecular Series C-1 preferred stock and then to Molecular common stock. See adjustment A above.

J.	To remove dividends on Preferred Stock of approximately $1.6 million resulting from the conversion of the Preferred Stock and preferred dividends to common stock. See adjustment D above.

K.	To reflect the cashless exercise of all outstanding Molecular warrants. See adjustment E above.

L.	To reflect increase to stock compensation expense of approximately $1.0 million related to the modification of Molecular unvested options. The modification is expected to increase stock compensation in 2017 by approximately $1.0 million and have immaterial effects thereafter.

The following pro forma adjustments reflects the effect of the anticipated equity financing of $40 million on the unaudited condensed balance sheet and earnings per share of the combined company.

M.

To reflect the anticipated $40 million concurrent financing net of estimated transaction costs of $2.0 million. In connection with the financing, the Molecular anticipates issuing warrants to purchase approximately 88,000 shares of common stock of the combined company as investment banking fees related to this financing. Pursuant to guidance in ASC 480 “Distinguishing Liabilities from Equity” and

ASC 815 “Derivatives and Hedging, “ the warrant instruments will be classified as equity instruments based on a preliminary analysis of the anticipated terms of the warrants. The fair value of the warrants, determined based on a Black-Scholes-Merton option pricing model, represent a direct cost of the equity financing and, therefore, are recognized as a reduction of the related financing. Since the warrants are expected to be classified as equity instruments, the effect of the warrant issuance would be an allocation of additional paid in capital assigned in the equity raise to additional paid in capital assigned to the warrants with no effect on total additional paid in capital.

N.	To reflect the common stock issued for the $40 million concurrent financing. Each stock unit consists of 1 share of common stock and 1 warrant to purchase 0.5 shares of common stock. The per unit price of $5.0625, subject to adjustment based on the actual reverse stock split ratio executed before the merger, was determined based on the application of an assumed reverse split ratio of 8.1970-to-1. Therefore, assuming the combined company sells $40 million of units, the combined company expects to issue units representing approximately 8 million shares of common stock and warrants for the purchase of approximately 4 million shares of common stock. The issued warrants are standard warrants that would be accounted for in stockholder’s equity. The pro forma information does not give effect to the proposed reverse stock split described in Proposal No. 5.

Annex A

AGREEMENT AND PLAN OF MERGER

AND REORGANIZATION

among

THRESHOLD PHARMACEUTICALS, INC.

a Delaware corporation;

TROJAN MERGER SUB, INC., and

MOLECULAR TEMPLATES, INC.

Dated as of March 16, 2017

A-i

(continued)

A-ii

(continued)

Schedules:

Threshold Disclosure Schedule

Molecular Disclosure Schedule

A-iii

(continued)

Schedule A	Persons Executing Molecular Stockholder Support Agreements
Schedule B	Persons Executing Threshold Stockholder Support Agreements
Schedule 5.6(a)	Terminated Threshold Associate Payments
Schedule 5.6(b)	Threshold Employee Plans
Schedule 5.18	Investor Agreements
Schedule 8.4	Non-Terminated Contracts
Schedule 8.7	Liabilities

Exhibits:

Exhibit A	Definitions
Exhibit B	Form of Molecular Stockholder Support Agreement
Exhibit C	Form of Threshold Stockholder Support Agreement
Exhibit D	Form of Molecular Lock-up Agreement
Exhibit E	Form of Threshold Lock-up Agreement
Exhibit F	Surviving Corporation Certificate of Incorporation
Exhibit G	Molecular Stockholder Written Consent

A-iv

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of March 16, 2017, by and among THRESHOLD PHARMACEUTICALS, INC., a Delaware corporation (“Threshold”), TROJAN MERGER SUB, INC., a Delaware corporation (“Merger Sub”), and MOLECULAR TEMPLATES, INC., a Delaware corporation (“Molecular”). Threshold, Merger Sub and Molecular may each be referred to herein individually as a “Party” and collectively as the “Parties.” Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Threshold and Molecular intend to effect a merger of Merger Sub into Molecular (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist, and Molecular will become a wholly-owned subsidiary of Threshold.

B. The Parties intend, by approving resolutions authorizing this Agreement, to adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g), and to cause the Merger to qualify as a reorganization under the provisions of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder.

C. The Threshold Board of Directors (i) has determined that the Merger is fair to, and in the best interests of, Threshold and the Threshold Stockholders, (ii) has deemed advisable and approved this Agreement, the Merger, the Threshold Stockholder Matters, and other actions contemplated by this Agreement; and (iii) has determined to recommend that the Threshold Stockholders vote to approve the Threshold Stockholder Matters.

D. The board of directors of Merger Sub (i) has determined that the Merger is fair to, and in the best interests of, Merger Sub and its sole stockholder, (ii) has deemed advisable and approved this Agreement, the Merger, and the applicable Contemplated Transactions, and (iii) has determined to recommend that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Merger and the applicable Contemplated Transactions.

E. The Molecular Board of Directors (i) has determined that the Merger is advisable and fair to, and in the best interests of, Molecular and the Molecular Stockholders, (ii) has deemed advisable and approved the Molecular Stockholder Matters and other actions contemplated by this Agreement, and (iii) has determined to recommend that the Molecular Stockholders vote to adopt this Agreement and thereby approve the Molecular Stockholder Matters.

F. In order to induce Threshold to enter into this Agreement and to cause the Merger to be consummated, the officers and directors of Molecular and the Molecular Stockholders, in each case, listed on Schedule A hereto are executing concurrently with the execution and delivery of this Agreement support agreements in favor of Threshold in the form substantially attached hereto as Exhibit B (the “Molecular Stockholder Support Agreements”).

G. In order to induce Molecular to enter into this Agreement and to cause the Merger to be consummated, the officers and directors of Threshold and the Threshold Stockholders, in each case, listed on Schedule B hereto are executing support agreements in favor of Molecular concurrently with the execution and delivery of this Agreement in the form substantially attached hereto as Exhibit C (the “Threshold Stockholder Support Agreements”).

H. It is expected that within five (5) Business Days after the Form S-4 Registration Statement is declared effective by the SEC under the Securities Act, Molecular will deliver the Molecular Stockholder Written Consent.

I. As a condition to the willingness of, and an inducement to Threshold to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, each of the Molecular Lock-up Signatories is entering into a lock-up agreement, in the form substantially attached hereto as Exhibit D (the “Molecular Lock-up Agreements”).

J. As a condition to the willingness of, and an inducement to Molecular to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, each of the Threshold Lock-up Signatories is entering into a lock-up agreement, in the form substantially attached hereto as Exhibit E (the “Threshold Lock-up Agreements”).

K. In order to induce Threshold to enter into this Agreement and to cause the Merger to be consummated, the Parties intend that, after consummation of the Contemplated Transactions, Threshold and Molecular shall use commercially reasonable efforts to continue to support the clinical trial of Threshold’s drug candidate TH-302 (“Evofosfamide”) titled “A Phase I Immunotherapy Study of Evofosfamide in Combination with Ipilimumab in Patients with Advanced Solid Malignancies,” to be conducted at The University of Texas M. D. Anderson Cancer Center (the “Evofosfamide Clinical Trial”).

L. Concurrently with the execution and delivery of this Agreement, and as a condition of the willingness of Molecular to enter into this Agreement, Threshold has provided certain bridge financing to Molecular pursuant to a Note Purchase Agreement between Threshold and Molecular (each promissory note issued thereunder, a “Threshold Note” and collectively, the “Threshold Notes”).

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE 1. DESCRIPTION OF TRANSACTION

1.1 Structure of the Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, (a) Merger Sub shall be merged with and into Molecular, and (b) the separate existence of Merger Sub shall cease and Molecular will continue its corporate existence under the DGCL as the surviving corporation in the Merger (the “Surviving Corporation”).

1.2 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. As a result of the Merger, Molecular will become a wholly-owned subsidiary of Threshold.

1.3 Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1, and subject to the satisfaction or waiver of the conditions set forth in Article 6, Article 7 and Article 8, the closing of the Merger (the “Closing”) shall take place at the offices of Pillsbury Winthrop Shaw Pittman LLP, Four Embarcadero Center, 22nd Floor, San Francisco, California, as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Article 6, Article 7 and Article 8, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Threshold and Molecular may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties hereto shall cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the applicable requirements of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger will become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Threshold and Molecular (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

1.4 Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time:

(a) the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as set forth in Exhibit F until thereafter amended as provided by the DGCL and such certificate of incorporation;

(b) the certificate of incorporation of Threshold shall be the certificate of incorporation of Threshold immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that at the Effective Time, Threshold shall file one or more amendments to its certificate of incorporation, to the extent approved by the holders of Threshold Common Stock as contemplated by Section 5.3, to (i) change the name of Threshold to “Molecular Templates, Inc.,” (ii) effect the Reverse Split, (iii) increase the authorized shares of Threshold Common Stock, to the extent requested by Molecular prior to the filing with the SEC of the Proxy Statement / Prospectus / Information Statement and agreed to by the Parties prior to the date of this Agreement, and (iv) make such other changes as are mutually agreeable to Threshold and Molecular;

(c) the bylaws of the Surviving Corporation shall be amended and restated in their entirety to read identically to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended in accordance with the terms of such bylaws, the certificate of incorporation of the Surviving Corporation and the DGCL;

(d) the directors and officers of Threshold, each to hold office in accordance with the certificate of incorporation and bylaws of Threshold, shall be agreed to by the Parties prior to the filing with the SEC of the Proxy Statement / Prospectus / Information Statement and shall consist of seven members which shall include two members of the Threshold Board of Directors as of the date of this Agreement.

(e) the directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, shall be agreed to by the Parties prior to the filing with the SEC of the Proxy Statement / Prospectus / Information Statement.

1.5 Conversion of Molecular Securities.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Threshold, Merger Sub, Molecular or any Molecular Stockholder:

(i) each share of Molecular Common Stock or Molecular Preferred Stock held as treasury stock or held or owned by Molecular, Threshold, or Merger Sub, immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii) subject to Section 1.5(c), each share of Molecular Common Stock outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 1.5(a)(i) and Dissenting Shares, and after giving effect to the Preferred Stock Conversion and conversion of Molecular Warrants and Molecular Convertible Notes into Series C Preferred Stock and Series C-1 Preferred Stock, respectively) shall be converted solely into the right to receive a number of shares of Threshold Common Stock equal to the Exchange Ratio (the “Merger Consideration”).

(b) If any shares of Molecular Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or the risk of forfeiture under any applicable restricted stock purchase agreement or other agreement with Molecular, then the shares of Threshold Common Stock issued in exchange for such shares of Molecular Common Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and the book-entry shares of Threshold Common Stock shall accordingly be marked with appropriate legends. Molecular shall take all actions that may be necessary to ensure that, from and after the Effective Time, Threshold is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

(c) No fractional shares of Threshold Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Molecular Common Stock who would otherwise be entitled to receive a fraction of a share of Threshold Common Stock (after aggregating all fractional shares of Threshold Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender by such holder of a letter of transmittal in accordance with Section 1.8 and accompanying documents as required therein, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Threshold Common Stock on The NASDAQ Capital Market (or such other NASDAQ market on which the Threshold Common Stock then trades) on the date the Merger becomes effective.

(d) All Molecular Options outstanding immediately prior to the Effective Time under the 2009 Plan shall be assumed by Threshold and converted into options to purchase Threshold Common Stock, as applicable, in accordance with Section 5.5.

(e) Each share of common stock, $0.001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.001 par value per share, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.

(f) If, between the time of calculating the Exchange Ratio and the Effective Time, the outstanding shares of Molecular Capital Stock or Threshold Common Stock have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the Reverse Split to the extent such split has not been previously taken into account in calculating the Exchange Ratio), combination or exchange of shares, the Exchange Ratio shall be correspondingly adjusted to provide the holders of Molecular Common Stock, Molecular Options and Molecular Warrants the same economic effect as contemplated by this Agreement prior to such event.

(g) Molecular Warrants shall be treated in accordance with the terms of the relevant agreement governing such Molecular Warrants. Prior to the Effective Time, Threshold and Molecular shall deliver notice of the Contemplated Transactions to the holders of Molecular Warrants in accordance with the terms of the relevant agreement governing such Molecular Warrants. Immediately prior to the Effective Time, each Molecular Warrant shall, depending on the Exchange Ratio, either (i) automatically be deemed exercised and converted into shares of Molecular Series C Preferred without any action on the part of the holder thereof, or (ii) expire.

(h) Molecular Convertible Notes shall be treated in accordance with the terms of the relevant agreement governing Molecular Convertible Notes.

(i) Prior to the Closing, Molecular shall satisfy all notification and consent requirements, as applicable, under the terms of the Molecular Loan and Security Agreement.

1.6 Calculation of Net Cash.

(a) For the purposes of this Agreement, the “Determination Date” shall be the date that is 10 calendar days prior to the anticipated date for Closing, as agreed upon by Threshold and Molecular at least 10 calendar days prior to the Threshold Stockholders’ Meeting (the “Anticipated Closing Date”). On or prior to the Determination Date, Threshold shall provide Molecular with a list of all Liabilities as of the Determination Date that are individually in excess of $100,000 or in excess of $250,000 in the aggregate, which had not previously been disclosed to Molecular in the Threshold Disclosure Schedule. Within five calendar days following the Determination Date, Threshold shall deliver to Molecular a schedule (the “Net Cash Schedule”) setting forth, in reasonable detail, Threshold’s good faith, estimated calculation of Net Cash (using an estimate of Threshold’s accounts payable and accrued expenses, in each case as of the Anticipated Closing Date and determined in a manner substantially consistent with the manner in which such items were determined for Threshold’s most recent SEC filings) (the “Net Cash Calculation”) as of the Anticipated Closing Date prepared and certified by Threshold’s CFO (or if there is no CFO, the principal accounting officer for Threshold). Threshold shall make the work papers and back-up materials used or useful in preparing the Net Cash Schedule, as reasonably requested by Molecular, available to Molecular and, if requested by Molecular, its accountants and counsel at reasonable times and upon reasonable notice.

(b) Within three calendar days after Threshold delivers the Net Cash Schedule (the “Response Date”), Molecular will have the right to dispute any part of such Net Cash Schedule by delivering a written notice to that effect to Threshold (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail the nature of any proposed revisions to the Net Cash Calculation.

(c) If on or prior to the Response Date, (i) Molecular notifies Threshold in writing that it has no objections to the Net Cash Calculation or (ii) Molecular fails to deliver a Dispute Notice as provided in Section 1.6(b), then the Net Cash Calculation as set forth in the Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Anticipated Closing Date for purposes of this Agreement.

(d) If Molecular delivers a Dispute Notice on or prior to the Response Date, then Representatives of Threshold and Molecular shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Net Cash, which agreed upon Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Anticipated Closing Date for purposes of this Agreement.

(e) If Representatives of Threshold and Molecular are unable to negotiate an agreed-upon determination of Net Cash at the Anticipated Closing Date pursuant to Section 1.6(d) within three calendar days after delivery of the Dispute Notice (or such other period as Threshold and Molecular may mutually agree upon), then Threshold and Molecular shall jointly select an independent auditor of recognized national standing (the “Accounting Firm”) to resolve any remaining disagreements as to the Net Cash Calculation. Threshold shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Net Cash Schedule, and Threshold and Molecular shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within 10 calendar days of accepting its selection. Molecular and Threshold shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Molecular and Threshold. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Net Cash made by the Accounting Firm shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Anticipated Closing Date for purposes of this Agreement, and the Parties shall delay the Closing until the resolution of the matters described in this Section 1.6(e). The fees and expenses of the Accounting Firm shall be allocated between Threshold and Molecular in the same proportion that the disputed amount of the Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Net Cash amount (and for the avoidance of doubt the fees and expenses to be paid by Threshold shall reduce the Net Cash). If this Section 1.6(e) applies as to the determination of the Net Cash at the Anticipated Closing Date described in Section 1.6(a), upon resolution of the matter in accordance with this Section 1.6(e), the Parties shall not be required to determine Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Party may request a re-determination of Net Cash if the Closing Date is more than five Business Days after the Anticipated Closing Date.

1.7 Closing of Molecular’s Transfer Books. At the Effective Time: (a) all shares of Molecular Common Stock outstanding immediately prior to the Effective Time (after giving effect to the Preferred Stock Conversion) shall be treated in accordance with Section 1.5(a), and all holders of certificates representing shares of Molecular Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as

Molecular Stockholders; and (b) the stock transfer books of Molecular shall be closed with respect to all shares of Molecular Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Molecular Capital Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Molecular Capital Stock, including any valid certificate representing any shares of Molecular Preferred Stock previously converted into shares of Molecular Common Stock in connection with the Preferred Stock Conversion, outstanding immediately prior to the Effective Time (a “Molecular Stock Certificate”) is presented to the Exchange Agent or to the Surviving Corporation, such Molecular Stock Certificate shall be canceled and shall be exchanged as provided in Section 1.5 and Section 1.8.

1.8 Surrender of Certificates.

(a) On or prior to the Closing Date, Threshold and Molecular shall agree upon and select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the Effective Time, Threshold shall deposit with the Exchange Agent: (i) the aggregate number of book-entry shares representing the Merger Consideration issuable to Molecular Stockholders pursuant to Section 1.5(a) and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.5(c). The book-entry shares of Threshold Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”

(b) Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of Molecular Stock Certificates immediately prior to the Effective Time, as set forth on the Allocation Certificate: (i) a letter of transmittal in customary form; and (ii) instructions for effecting the surrender of Molecular Stock Certificates in exchange for book-entry shares of Threshold Common Stock. Upon surrender of a Molecular Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent: (A) the holder of such Molecular Stock Certificate shall be entitled to receive in exchange therefor one or more book-entry shares representing the portion of the Merger Consideration (in a number of whole shares of Threshold Common Stock) that such holder has the right to receive pursuant to the provisions of Section 1.5(a) (and cash in lieu of any fractional share of Threshold Common Stock pursuant to the provisions of Section 1.5(c)); and (B) upon delivery of such consideration to the applicable holder in accordance with Section 1.5, the Molecular Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.8(b), each Molecular Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive shares of Threshold Common Stock (and cash in lieu of any fractional share of Threshold Common Stock). If any Molecular Stock Certificate has been lost, stolen or destroyed, Threshold may, in its discretion and as a condition precedent to the delivery of any shares of Threshold Common Stock, require the owner of such lost, stolen or destroyed Molecular Stock Certificate to provide an applicable affidavit with respect to such Molecular Stock Certificate and post a bond indemnifying Threshold against any claim suffered by Threshold related to the lost, stolen or destroyed Molecular Stock Certificate or any Threshold Common Stock issued in exchange therefor as Threshold may reasonably request.

(c) No dividends or other distributions declared or made with respect to Threshold Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Molecular Stock Certificate with respect to the shares of Threshold Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Molecular Stock Certificate or an affidavit of loss or destruction in lieu thereof in accordance with this Section 1.8 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive all such dividends and distributions, without interest).

(d) Any portion of the Exchange Fund that remains undistributed to holders of Molecular Stock Certificates six months after the Closing Date shall be delivered to Threshold upon demand, and any holders of Molecular Stock Certificates who have not theretofore surrendered their Molecular Stock Certificates in accordance with this Section 1.8 shall thereafter look only to Threshold for satisfaction of their claims for Threshold Common Stock, cash in lieu of fractional shares of Threshold Common Stock and any dividends or distributions with respect to shares of Threshold Common Stock.

(e) Each of the Exchange Agent, Threshold and the Surviving Corporation shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement to any holder of any Molecular Stock Certificate such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Legal Requirement and shall be entitled to request any reasonably appropriate Tax forms, including an IRS Form W-9 (or the appropriate IRS Form W-8, as applicable), from any recipient of payments hereunder. To the extent such amounts are so deducted or withheld, and remitted to the appropriate Tax authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f) No party to this Agreement shall be liable to any holder of any Molecular Stock Certificate or to any other Person with respect to any shares of Threshold Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.

1.9 Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary, shares of Molecular Capital Stock that are outstanding immediately prior to the Effective Time (other than shares canceled pursuant to Section 1.5(a)(i)) and are held by a Molecular Stockholder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who has properly exercised and perfected appraisal rights for such shares of Molecular Common Stock in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the portion of the Merger Consideration attributable to such Dissenting Shares, but instead shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if after the Effective Time, such stockholder fails to perfect or effectively withdraws or otherwise loses such holder’s appraisal rights under the DGCL or if a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262 of the DGCL, such shares of Molecular Common Stock shall be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the portion of the Merger Consideration attributable to such Dissenting Shares upon their surrender in the manner provided in Section 1.5, without interest thereon.

(b) Molecular shall give Threshold prompt written notice of any demands by dissenting stockholders received by Molecular, withdrawals of such demands and any other instruments served on Molecular and any material correspondence received by Molecular in connection with such demands. Molecular and Threshold shall jointly participate in all negotiations and proceedings with respect to such demands except as limited by applicable Legal Requirements. Neither Molecular nor Threshold will, except with prior written consent of the other, make any payment with respect to, or settle or offer to settle, any such demands, unless and to the extent required to do so under applicable Legal Requirements.

1.10 Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Molecular, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their commercially reasonable efforts (in the name of Molecular, in the name of Merger Sub and otherwise) to take such action.

1.11 Tax Consequences. For federal income Tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder. The parties to this Agreement adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g).

1.12 Certificates.

(a) Threshold will prepare and delivery to Molecular at least two Business Days Prior to the Closing Date, a certificate signed by the Chief Financial Officer (CFO) (or if there is no CFO, the principal accounting officer of Threshold in a form reasonable acceptable to Molecular, which sets forth a true and complete list, as of immediately prior to the Effective Time of the number of Threshold Outstanding Shares and each component thereof (broken down by outstanding shares of Threshold Common Stock, Threshold Options, Threshold Warrants, and other relevant securities) (“Threshold Outstanding Shares Certificate”).

(b) Molecular will prepare and deliver to Threshold at least two Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer of Molecular in a form reasonably acceptable to Threshold, which sets forth a true and complete list, as of immediately prior to the Effective Time (giving effect to the Preferred Stock Conversion and conversion of all outstanding convertible debt) of: (a) the record holders of Molecular Capital Stock, Molecular Options, Molecular Warrants and Molecular Convertible Notes; (b) the number of shares of Molecular Capital Stock owned and/or underlying the Molecular Options, Molecular Warrants or Molecular Convertible Notes held by such holders and the per share exercise price for each such Molecular Option, Molecular Warrant and Molecular Convertible Notes; and (c) the portion of the Merger Consideration each such holder is entitled to receive pursuant to Section 1.5 (the “Allocation Certificate”).

ARTICLE 2. REPRESENTATIONS AND WARRANTIES OF MOLECULAR

Molecular represents and warrants to Threshold and Merger Sub as follows, except as set forth in the written disclosure schedule delivered by Molecular to Threshold (the “Molecular Disclosure Schedule”) (it being understood that the representations and warranties in this Article 2 are qualified by: (a) any exceptions and disclosures set forth in the section or subsection of the Molecular Disclosure Schedule corresponding to the particular section or subsection in this Article 2 in which such representation and warranty appears; (b) any exceptions or disclosures explicitly cross-referenced in such section or subsection of the Molecular Disclosure Schedule by reference to another section or subsection of the Molecular Disclosure Schedule; and (c) any exceptions or disclosures set forth in any other section or subsection of the Molecular Disclosure Schedule to the extent it is reasonably apparent from the wording of such exception or disclosure that such exception or disclosure qualifies such representation and warranty). The inclusion of any information in the Molecular Disclosure Schedule shall not be deemed to be an admission or acknowledgement, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Molecular Material Adverse Effect, or is outside the Ordinary Course of Business.

2.1 Subsidiaries; Due Organization; Organizational Documents.

(a) Molecular has no subsidiaries and does not own any capital stock of, or any equity interest of any nature in, any other Entity. Molecular has not agreed nor is obligated to make, nor is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Molecular has not, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

(b) Molecular is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Molecular Contracts.

(c) Molecular is qualified to do business as a foreign corporation and is in good standing under the laws of all jurisdictions where the nature of its business requires such qualification other than in jurisdictions where the failure to be so qualified would not constitute a Molecular Material Adverse Effect.

(d) Each director and officer of Molecular as of the date of this Agreement is set forth in Section 2.1(d) of the Molecular Disclosure Schedule.

(e) Molecular has delivered or made available to Threshold accurate and complete copies of (i) the Certificate of Incorporation, bylaws and other charter and organizational documents, including all currently effective amendments thereto for Molecular and (ii) any code of conduct or similar policy adopted by Molecular or by the Molecular Board of Directors or any committee thereof. Molecular has not taken any action in breach or violation of any of the provisions of its Certificate of Incorporation, bylaws or other charter or organizational documents nor is in breach or violation of any of the material provisions of its Certificate of Incorporation, bylaws or other charter or organizational documents, except as would not reasonably be expected to have, individually or in the aggregate, a Molecular Material Adverse Effect.

2.2 Authority; Vote Required.

(a) Molecular has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement. The Molecular Board of Directors has: (i) determined that the Merger is fair to, and in the best interests of Molecular and Molecular Stockholders; (ii) duly authorized and approved by all necessary corporate action, the execution, delivery and performance of this Agreement and the Contemplated Transactions; (iii) recommended the approval of the Molecular Stockholder Matters by the Molecular Stockholders and directed that the Molecular Stockholder Matters be submitted for consideration by Molecular Stockholders in connection with the solicitation of the Required Molecular Stockholder Vote; and (iv) approved the Molecular Stockholder Support Agreements and the transactions contemplated thereby. This Agreement has been duly executed and delivered by Molecular and, assuming the due authorization, execution and delivery by Threshold and Merger Sub, constitutes the legal, valid and binding obligation of Molecular, enforceable against Molecular in accordance with its terms, subject to: (A) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (B) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b) The affirmative vote of the holders of (i) 66 2/3% of the shares of Molecular Preferred Stock and Common Stock, voting together as a single class and (ii) at least 80% of the shares of Molecular Preferred Stock, voting together as a single class, in each case, as outstanding on the record date for the written consent in lieu of a meeting pursuant to Section 228 of the DGCL approving the Molecular Stockholder Matters, in the form attached hereto as Exhibit G (each, an “Molecular Stockholder Written Consent” and collectively, the “Molecular Stockholder Written Consents”) and entitled to vote thereon (collectively, the “Required Molecular Stockholder Vote”), is the only vote of the holders of any class or series of Molecular Capital Stock necessary to approve the Molecular Stockholder Matters. The shares of Molecular Capital Stock covered by the Molecular Stockholder Support Agreements are sufficient to obtain the Required Molecular Stockholder Vote.

2.3 Non-Contravention; Consents.

(a) The execution and delivery of this Agreement by Molecular does not, and the performance of this Agreement by Molecular will not, (i) conflict with or violate the Certificate of Incorporation or bylaws of Molecular; (ii) subject to obtaining the Required Molecular Stockholder Vote and compliance with the requirements set forth in Section 2.3(b) below, conflict with or violate any Legal Requirement applicable to Molecular or by which its properties is bound or affected, except for any such conflicts or violations that would not constitute a Molecular Material Adverse Effect; or (iii) except as listed on this Section 2.3(a) of the Molecular Disclosure Schedule, require Molecular to make any filing with or give any notice or make any payment to a Person, or obtain any Consent from a Person, or result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Molecular’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancelation of, or result in the creation of an Encumbrance on any of the properties or assets of Molecular pursuant to, in each case, any Molecular Material Contract.

(b) No material Consent or order of, or registration, declaration or filing with, any Governmental Body is required by or with respect to Molecular in connection with the execution and delivery of this Agreement or the consummation of the Contemplated Transactions, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (ii) any required filings under the HSR Act, and (iii) such Consents, orders, registrations, declarations and filings as may be required under applicable federal and state securities laws.

2.4 Capitalization.

(a) The authorized capital stock of Molecular as of the date of this Agreement consists of: (i) 11,048,874 shares of common stock, par value $0.001 per share (the “Molecular Common Stock”), of which 303,303 shares are issued and outstanding as of the date of this Agreement; and (ii) 9,165,279 shares of preferred stock, par value $0.001 per share, of which 2,500,000 shares are designated as Series A Preferred Stock, of which 2,500,000 shares are issued and outstanding as of the date of this Agreement, and of which 2,273,531 shares are designated as Series B Preferred Stock, of which 2,273,531 shares are issued and outstanding as of the date of this Agreement, and of which 4,391,748 shares are designated as Series C Preferred Stock (“Molecular Series C Preferred”), of which 4,342,874 shares are issued and outstanding as of the date of this Agreement (collectively, the “Molecular Preferred Stock”). Molecular does not hold any of its capital stock in treasury. All of the outstanding shares of Molecular Capital Stock have been duly authorized and validly issued, and are fully paid and nonassessable. As of the date of this Agreement, there are outstanding Molecular Warrants to purchase 48,874 shares of Series C Preferred Stock of Molecular. Section 2.4(a) of the Molecular Disclosure Schedule lists, as of the date of this Agreement (i) each record holder of issued and outstanding Molecular Capital Stock and the number and type of shares of Molecular Capital Stock held by such holder; (ii) (A) each holder of issued and outstanding Molecular Warrants, (B) the number and type of shares subject to such Molecular Warrants, (C) the exercise price of each such Molecular Warrant, and (D) the termination date of each such Molecular Warrant; and (iii) (A) each holder of issued and outstanding Molecular Convertible Notes, (B) the number and type of shares subject to such Molecular Convertible Notes, and (D) the maturity date of each such Molecular Convertible Note. Each share of Molecular Preferred Stock is convertible into one share of Molecular Common Stock.

(b) Except for the Molecular 2009 Stock Plan, as amended (the “2009 Plan”), Molecular does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. Molecular has reserved 1,452,268 shares of Molecular Common Stock for issuance under the 2009 Plan. As of the date of this Agreement, of such reserved shares of Molecular Common Stock, 13,055 shares have been issued pursuant to the exercise of outstanding options, options to purchase 1,348,171 shares have been granted and are currently outstanding, and 91,042 shares of Molecular Common Stock remain available for future issuance pursuant to the 2009 Plan. Section 2.4(b) of the Molecular Disclosure Schedule sets forth the following information with respect to each Molecular Option outstanding, as of the date of this Agreement: (A) the name of the optionee; (B) the number of shares of Molecular Common Stock subject to such Molecular Option as of the date of this Agreement; (C) the exercise price of such Molecular Option; (D) the date on which such Molecular Option was granted; and (E) the date on which such Molecular Option expires. No vesting of Molecular Options will accelerate as a result of the Merger.

(c) Except for the outstanding Molecular Warrants and Molecular Convertible Notes set forth on Section 2.4(a) of the Molecular Disclosure Schedule and for the Molecular Options set forth on Section 2.4(b) of the Molecular Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Molecular; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Molecular; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Molecular is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Molecular. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, restricted stock units, equity-based or other similar rights with respect to Molecular.

(d) (i) None of the outstanding shares of Molecular Capital Stock are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of Molecular Capital Stock are subject to any right of first refusal in favor of Molecular; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of Molecular having a right to vote on any matters on which the Molecular Stockholders have a right to vote; (iv) there is no Molecular Contract to which Molecular is a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Molecular Capital Stock. Molecular is not under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Molecular Capital Stock or other securities.

(e) All outstanding shares of Molecular Capital Stock, as well as all Molecular Options, Molecular Warrants and Molecular Convertible Notes, have been issued and granted, as applicable, in material compliance with all applicable securities laws and other applicable Legal Requirements.

2.5 Financial Statements.

(a) Section 2.5(a) of the Molecular Disclosure Schedule includes true and complete copies of (i) Molecular’s audited balance sheets at December 31, 2015 and December 31, 2016 and (ii) Molecular’s audited statements of income, cash flow and stockholders’ equity for the years ended December 31, 2015 and December 31, 2016 (collectively, the “Molecular Financials”). The Molecular Financials (A) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except as may be indicated in the footnotes to such Molecular Financials and that unaudited financial statements may not have notes thereto and other presentation items that may be required by GAAP and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (B) fairly present the financial condition and operating results of Molecular as of the dates and for the periods indicated therein.

(b) Molecular maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Molecular maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(c) Section 2.5(c) of the Molecular Disclosure Schedule lists, and Molecular has delivered to Threshold, accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by Molecular since January 1, 2016.

(d) Since January 1, 2016, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of Molecular, Molecular’s Board of Directors or any committee thereof. Since January 1, 2016, neither Molecular nor its independent auditors have identified (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Molecular, (ii) any fraud, whether or not material, that involves Molecular’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Molecular or (iii) any claim or allegation regarding any of the foregoing.

2.6 Absence of Changes. Except as set forth in Section 2.6 of the Molecular Disclosure Schedule, between January 1, 2017 and the date of this Agreement, Molecular has conducted its business in the Ordinary Course of Business and there has not been (a) any event that has had a Molecular Material Adverse Effect or (b) or any action, event or occurrence that would have required consent of Threshold pursuant to Section 4.3(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

2.7 Title to Assets. Except with respect to material Molecular IP Rights, which are covered in Section 2.9, Molecular owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, in each case, free and clear of any Encumbrances, except for: (i) any lien for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Molecular Audited Balance Sheet; (ii) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Molecular; and (iii) liens listed in Section 2.7 of the Molecular Disclosure Schedule.

2.8 Real Property; Leaseholds. Molecular does not currently own and has never owned any real property or any interest in real property, except for the leaseholds created under the real property leases (including any amendments thereto) identified in Section 2.8 of the Molecular Disclosure Schedule (the “Molecular Leases”), which are each in full force and effective, with no existing material default thereunder.

2.9 Intellectual Property.

(a) To Molecular’s Knowledge, Molecular, owns, has validly licensed, or has the right to use all Molecular IP Rights, except for any failure to own, license or have the right to use that would not constitute a Molecular Material Adverse Effect.

(b) Section 2.9(b) of the Molecular Disclosure Schedule is an accurate, true and complete listing of all Molecular Registered IP owned by Molecular.

(c) Section 2.9(c) of the Molecular Disclosure Schedule accurately identifies (i) all material Molecular IP Rights licensed to Molecular (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software or (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Molecular’s products or services (B) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials, and (C)(1) agreements between Molecular and its respective employees and consultants or (2) non-disclosure or other template agreements entered into in the Ordinary Course of Business); (ii) the corresponding Molecular Contracts pursuant to which such Molecular IP Rights are licensed to Molecular; (iii) whether the license or licenses granted to Molecular are exclusive or non-exclusive; and (iv) whether any funding, facilities or personnel of any Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, such Molecular IP Rights.

(d) Section 2.9(d) of the Molecular Disclosure Schedule accurately identifies each material Molecular Contract pursuant to which any Person (other than Molecular) has been granted any license or option to obtain a license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Molecular IP Rights (other than (i) any non-disclosure or other template agreements entered into in the Ordinary Course of Business, and/or (ii) other non-exclusive licenses entered into in the Ordinary Course of Business). Molecular is not bound by, and no Molecular IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of Molecular to use, exploit, assert or enforce any Molecular IP Rights anywhere in the world, in each case as would materially limit the business of Molecular as currently conducted or planned to be conducted.

(e) Except as identified on Section 2.9(e) of the Molecular Disclosure Schedule, Molecular solely owns all right, title, and interest to and in the Molecular Registered IP listed on (or required to be listed on) Section 2.9(b) of the Molecular Disclosure Schedule free and clear of any Encumbrances. Without limiting the generality of the foregoing:

(i) All documents and instruments necessary to register or apply for or renew registration of all Molecular Registered IP that is solely owned by Molecular has been validly executed, delivered and filed in a timely manner with the appropriate Governmental Body except for any such failure, individually or collectively, that would not constitute a Molecular Material Adverse Effect.

(ii) Each Person who is or was an employee or contractor of Molecular and who is or was involved in the creation or development of any Molecular IP Rights has signed a written agreement containing an assignment of such Intellectual Property to Molecular and confidentiality provisions protecting trade secrets and confidential information of Molecular; provided, that any such agreement with a third party contractor for research, development or manufacturing services on behalf of Molecular may provide that such third party contractor reserves its rights in improvements to such third party contractor’s intellectual property or generally applicable research, development or manufacturing technology, in either case that is not specific to any product or service of Molecular. To the Knowledge of Molecular, no current or former stockholder, officer, director, employee or contractor of Molecular has any claim, right (whether or not currently exercisable), or interest to or in any Molecular IP Rights. To the Knowledge of Molecular, no employee or contractor of Molecular is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Molecular or (b) in breach of any Contract with any current or former employer or other Person concerning Molecular IP Rights or confidentiality provisions protecting trade secrets and confidential information comprising Molecular IP Rights.

(iii) No funding, facilities or personnel of any Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, any Molecular IP Rights in which Molecular has an ownership interest.

(iv) Molecular has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that Molecular holds, or purports to hold, as a trade secret.

(v) Except as set forth on this Section 2.9(e)(v) of the Molecular Disclosure Schedule, Molecular has not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Molecular IP Rights to any other Person.

(vi) To the Knowledge of Molecular, the Molecular IP Rights constitute all Intellectual Property necessary for Molecular to conduct its business as currently conducted or planned to be conducted.

(f) Molecular has delivered, or made available to Threshold, a complete and accurate copy of all material Molecular IP Rights Agreements. Molecular is not a party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will cause the grant of any license or other right to any Molecular IP Rights or impair the right of Molecular or the Surviving Corporation and its Subsidiaries to use, sell or license or enforce any Molecular IP Rights or portion thereof, except for the occurrence of any such grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a Molecular Material Adverse Effect. With respect to each of the Molecular IP Rights Agreements: (i) each such agreement is valid and binding on Molecular and in full force and effect; (ii) Molecular has not received any notice of termination or cancellation under such agreement, or received any notice of breach or default under such agreement, which breach has not been cured or waived; and (iii) neither Molecular, and to the Knowledge of Molecular, nor any other party to any such agreement, is in breach or default thereof in any material respect.

(g) The manufacture, marketing, license, sale or intended use of any product or service currently approved or sold or under preclinical or clinical development by Molecular (i) does not violate or constitute a breach of any license or agreement between Molecular and any third party, and, (ii) to the Knowledge of Molecular, does not infringe or misappropriate any Intellectual Property right of any other party. Molecular has disclosed in correspondence to Threshold the third-party patents and patent applications found during all freedom to operate searches that were conducted by Molecular related to any product or technology currently licensed or sold or under development by Molecular. To the Knowledge of Molecular, no third party is infringing upon or misappropriating, or violating any license or agreement with Molecular relating to, any Molecular IP Rights. There is no current or, to the Knowledge of Molecular, pending challenge, claim or Legal Proceeding (including opposition, interference or other proceeding in any patent or other government office) contesting the validity, enforceability, ownership or right to use, sell, license or dispose of any Molecular IP Rights, nor has Molecular received any written notice asserting that the manufacture, marketing, license, sale or intended use of any product or service currently approved or sold or under preclinical or clinical development by Molecular conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other Person.

(h) Each item of Molecular IP Rights that is Molecular Registered IP that is solely owned by Molecular is and at all times has been filed and maintained in compliance with all applicable Legal Requirements and all filings, payments and other actions required to be made or taken to maintain such item of Molecular Registered IP in full force and effect have been made by the applicable deadline, except for any failure to perform any of the foregoing, individually or collectively, that would not constitute a Molecular Material Adverse Effect.

(i) No trademark (whether registered or unregistered) or trade name owned, used, or applied for by Molecular conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Molecular has or purports to have an ownership interest has been impaired as determined by Molecular in accordance with GAAP.

(j) (i) Molecular is not bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim, and (ii) Molecular has not ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

2.10 Material Contracts.

(a) Section 2.10(a) of the Molecular Disclosure Schedule lists the following Molecular Contracts, effective as of the date of this Agreement (each, a “Molecular Material Contract” and collectively, the “Molecular Material Contracts”):

(i) each Molecular Contract relating to any material bonus, deferred compensation, severance, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;

(ii) each Molecular Contract relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, or entity providing employment related, consulting or independent contractor services, not terminable by Molecular on 90 calendar days’ or less notice without liability, except to the extent general principles of wrongful termination law may limit Molecular’s or its successor’s ability to terminate employees at will;

(iii) each Molecular Contract relating to any agreement or plan, including any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment), or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

(iv) each Molecular Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(v) each Molecular Contract containing (A) any covenant limiting the freedom of Molecular or the Surviving Corporation to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement, (C) any exclusivity provision, or (D) any non-solicitation provision;

(vi) each Molecular Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $100,000 pursuant to its express terms and not cancelable without penalty;

(vii) each Molecular Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(viii) each Molecular Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $100,000 or creating any material Encumbrances with respect to any assets of Molecular or any loans or debt obligations with officers or directors of Molecular;

(ix) each Molecular Contract relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Molecular; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Molecular has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Molecular has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Molecular; or (D) any Contract to license any third party to manufacture or produce any product, service or technology of Molecular or any Contract to sell, distribute or commercialize any products or service of Molecular, in each case, except for Molecular Contracts entered into in the Ordinary Course of Business;

(x) each Molecular Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Molecular in connection with the Contemplated Transactions;

(xi) each Molecular IP Rights Agreement other than those that are immaterial;

(xii) each Molecular Lease; or

(xiii) any other Molecular Contract that is not terminable at will (with no penalty or payment) by Molecular and (A) which involves payment or receipt by Molecular after the date of this Agreement under any such agreement, contract or commitment of more than $100,000 in the aggregate, or obligations after the date of this Agreement in excess of $100,000 in the aggregate, or (B) that is material to the business or operations of Molecular.

(b) Molecular has delivered or made available to Threshold accurate and complete (except for applicable redactions thereto) copies of all Molecular Material Contracts, including all amendments thereto. There are no Molecular Material Contracts that are not in written form. Molecular has not, and to Molecular’s Knowledge, as of the date of this Agreement no other party to a Molecular Material Contract has, breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any Molecular Material Contract in such manner as would permit any other party to cancel or terminate any such Molecular Material Contract, or would permit any other party to seek damages that constitutes a Molecular Material Adverse Effect. As to Molecular, as of the date of this Agreement, each Molecular Material Contract is valid, binding, enforceable and in full force and effect, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

2.11 Undisclosed Liabilities. As of the date of this Agreement, Molecular has no liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, or unmatured (whether or not required to be reflected in the financial statements in accordance with GAAP) (each a “Liability”), except for: (a) Liabilities identified as such in the “liabilities” column of the Molecular Audited Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by Molecular since the date of the Molecular Audited Balance Sheet in the Ordinary Course of Business and that are not in excess of $100,000 in the aggregate; (c) Liabilities for performance in the Ordinary Course of Business of obligations of Molecular under Molecular Contracts, including the reasonably expected performance of such Molecular Contracts in accordance with their terms (which would not include, for example, any instances of breach or indemnification); (d) Liabilities incurred in connection with the Contemplated Transactions including the Threshold Note; and (e) Liabilities listed in Section 2.11 of the Molecular Disclosure Schedule.

2.12 Compliance; Permits; Restrictions.

(a) Molecular is, and since January 1, 2012 has been, in compliance with all applicable Legal Requirements except for any non-compliance that would not constitute a Molecular Material Adverse Effect. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body or authority is pending or, to the Knowledge of Molecular, threatened against Molecular. There is no Contract, judgment, injunction, order or decree binding upon Molecular which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Molecular, any acquisition of material property by Molecular or the conduct of business by Molecular as currently conducted, (ii) would reasonably be expected to have an adverse effect on Molecular’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with the Merger or any of the Contemplated Transactions.

(b) Molecular holds all required Governmental Authorizations which are material to the operation of the business of Molecular (the “Molecular Permits”) as currently conducted. Section 2.12(b) of the Molecular Disclosure Schedule identifies each Molecular Permit. As of the date of this Agreement, Molecular is in material compliance with the terms of the Molecular Permits. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the Knowledge of Molecular, threatened, which seeks to revoke, limit, suspend, or materially modify any Molecular Permit. The rights and benefits of each material Molecular Permit will be available to the Surviving Corporation immediately after the Effective Time on terms substantially identical to those enjoyed by Molecular immediately prior to the Effective Time.

(c) There are no proceedings pending or, to the Knowledge of Molecular, threatened with respect to an alleged violation by Molecular of the Federal Food, Drug, and Cosmetic Act (“FDCA”), Food and Drug Administration (“FDA”) regulations adopted thereunder, the Controlled Substances Act or any other similar Legal Requirements promulgated by the FDA or other comparable Governmental Body responsible for regulation of the development, clinical testing, manufacturing, sale, marketing, distribution and importation or exportation of drug products (“Drug Regulatory Agency”).

(d) Molecular holds all required Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of Molecular as currently conducted, and development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (the “Molecular Product Candidates”). Molecular holds all required Governmental Authorizations issuable by any Governmental Body necessary for the conduct of its business as currently conducted (the “Molecular Regulatory Permits”) and no such Molecular Regulatory Permit has been (i) revoked, withdrawn, suspended, canceled or terminated or (ii) modified in any adverse manner, other than immaterial adverse modifications. Molecular is in compliance in all material respects with the Molecular Regulatory Permits and has not received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Molecular Regulatory Permit or (B) any revocation, withdrawal, suspension, cancelation, termination or material modification of any Molecular Regulatory Permit. Molecular has made available to Threshold all information requested by Threshold in Molecular’s possession or control relating to the Molecular Product Candidates and the development, clinical testing, manufacturing, importation and exportation of the

Molecular Product Candidates, including complete copies of the following (to the extent there are any): adverse event reports; clinical study reports and material study data; inspection reports, notices of adverse findings, warning letters, filings and letters and other written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency.

(e) All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Molecular or in which Molecular or its current products or product candidates, including the Molecular Product Candidates, have participated were, and if still pending are being, conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance with the applicable regulations of the Drug Regulatory Agencies and other applicable Legal Requirements, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. Since January 1, 2012, Molecular has not received any notices, correspondence or other communications from any Drug Regulatory Agency requiring, or to the Knowledge of Molecular threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, Molecular or in which Molecular or its current products or product candidates, including the Molecular Product Candidates, have participated.

(f) To the Knowledge of Molecular, no material debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against Molecular or its officers, employees or agents. Molecular is not the subject of any pending, or to the Knowledge of Molecular, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of Molecular, Molecular has not committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or Molecular Product Candidates that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. Neither Molecular, and to the Knowledge of Molecular, nor any of its officers, employees or agents has been convicted of any crime or engaged in any conduct that would reasonably be expected to result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Legal Requirement. To the Knowledge of Molecular, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against Molecular or any of its officers, employees or agents.

2.13 Tax Matters.

(a) Molecular has timely filed all income Tax Returns and other material Tax Returns that it was required to file under applicable Legal Requirements. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Legal Requirements. Molecular is not currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where Molecular does not file Tax Returns that it is subject to taxation by that jurisdiction.

(b) All material Taxes due and owing by Molecular on or before the date hereof (whether or not shown on any Tax Return) have been paid. The unpaid Taxes of Molecular have been reserved for on the Molecular Audited Balance Sheet in accordance with GAAP. Since the date of the Molecular Audited Balance Sheet, Molecular has not incurred any Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c) Molecular has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(d) There are no Encumbrances for Taxes (other than Taxes not yet due and payable or Taxes that are being contested in good faith and for which adequate reserves have been made on Molecular’s Unaudited Interim Balance Sheet) upon any of the assets of Molecular.

(e) No material deficiencies for Taxes with respect to Molecular have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending (or, based on written notice, threatened) audits, assessments or other actions for or relating to any liability in respect of Taxes of Molecular. No issues relating to Taxes of Molecular were raised by the relevant Tax authority in any completed audit or examination that would reasonably be expected to result in a material amount of Taxes in a later taxable period. Molecular has delivered or made available to Threshold complete and accurate copies of all federal income Tax and all other material Tax Returns of Molecular (and predecessors) for all taxable years remaining open under the applicable statute of limitations, and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by Molecular (and predecessors), with respect to federal income Tax and all other material Taxes. Molecular (and its predecessors) has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver.

(f) All material elections with respect to Taxes affecting Molecular as of the date hereof are set forth on Section 2.13(f) of the Molecular Disclosure Schedule. Molecular has not (i) agreed, nor is it required to make, any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (ii) elected at any time to be treated as an S corporation within the meaning of Sections 1361 or 1362 of the Code; or (iii) made any of the foregoing elections nor is required to apply any of the foregoing rules under any comparable provision of state, local or foreign law.

(g) Molecular has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(h) Molecular is not a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers and landlords, the primary purpose of which does not relate to Taxes.

(i) Molecular has never been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is Molecular) for federal, state, local or foreign Tax purposes. Molecular does not have any Liability for the Taxes of any Person (other than Molecular) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by Contract, or otherwise.

(j) Molecular has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(k) Molecular is not a partner for Tax purposes with respect to any joint venture, partnership, or, to the Knowledge of Molecular, other arrangement or contract which is treated as a partnership for Tax purposes.

(l) Molecular will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) installment sale or other open transaction disposition made on or prior to the Closing Date, (ii) agreement with any Tax authority (including any closing agreement described in Section 7121 of the Code or any similar provision of state, local or foreign law) made or entered into on or prior to the Closing Date, (iii) prepaid amount or (iv) election under Section 108(i) of the Code.

(m) Molecular has not entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(n) Molecular has not taken any action, nor has any Knowledge of any fact or circumstance, that would reasonably be expected to prevent the Contemplated Transactions from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

2.14 Employee and Labor Matters; Benefit Plans.

(a) Section 2.14(a) of the Molecular Disclosure Schedule lists, as of the date of this Agreement, all written and describes all non-written employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, equity-based, retention, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, golden parachute, disability, life or accident insurance, paid time off, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, fringe or employee benefit, and all other compensation, plans, programs, agreements or arrangements, including but not limited to any employment, consulting, independent contractor, severance or executive compensation agreements or arrangements (other than regular salary or wages), written or otherwise, which are currently in effect relating to any present or former employee, independent contractor or director of Molecular or any Molecular Affiliate, or which is maintained by, administered or contributed to by, or required to be contributed to by, Molecular or any Molecular Affiliate, or under which Molecular or any Molecular Affiliate has incurred or may incur any liability (each, a “Molecular Employee Plan”).

(b) With respect to each Molecular Employee Plan, Molecular has made available to Threshold a true and complete copy of, to the extent applicable, (i) such Molecular Employee Plan, (ii) the three most recent annual reports (Form 5500) as filed with the Internal Revenue Service, (iii) each currently effective trust agreement related to such Molecular Employee Plan, (iv) the most recent summary plan description, prospectus or similar employee summary for each Molecular Employee Plan, (v) the most recent Internal Revenue Service determination or opinion letter or analogous ruling under foreign law issued with respect to any Molecular Employee Plan, (vi) all material notices, letters or other correspondence to or from any Governmental Body or agency thereof within the last three years; (vii) all non-discrimination tests for the most recent three plan years; and (viii) all material written agreements and Contracts currently in effect, including (without limitation) administrative service agreements, group annuity contracts, and group insurance contracts.

(c) Each Molecular Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or may rely on a favorable opinion letter with respect to such qualified status from the Internal Revenue Service. To the Knowledge of Molecular, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Molecular Employee Plan or the exempt status of any related trust.

(d) Each Molecular Employee Plan has been operated and maintained in compliance, in all material respects, with its terms and, both as to form and operations, with all applicable Legal Requirements, including the Code and ERISA. Neither Molecular nor any Molecular Affiliate is subject to any Liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Molecular Employee Plans. All contributions required to be made by Molecular or any Molecular Affiliate to any Molecular Employee Plan have been made on or before their due dates (and no further contributions will be due or will have accrued thereunder as of the Closing Date, other than contributions accrued in the ordinary course of business consistent with past practice).

(e) No suit, administrative proceeding, action or other litigation has been initiated against, or to the Knowledge of Molecular, is threatened, against or with respect to any Molecular Employee Plan, including any audit or inquiry by the IRS, United States Department of Labor or other Governmental Body.

(f) Neither Molecular nor any Molecular Affiliate has announced its intention to modify or amend any Molecular Employee Plan or adopt any arrangement or program which, once established, would come within the definition of a Molecular Employee Plan.

(g) No Molecular Employee Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and neither Molecular nor any Molecular Affiliate has ever maintained, contributed to or partially or completely withdrawn from, or incurred any obligation or liability with respect to, any such plan. No Molecular Employee Plan is a Multiemployer Plan, and neither Molecular nor any Molecular Affiliate has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan. No Molecular Employee Plan is a Multiple Employer Plan.

(h) No Molecular Employee Plan provides for medical or death benefits beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state law requirement or (ii) death or retirement benefits under a Molecular Employee Plan qualified under Section 401(a) of the Code. Neither Molecular nor any Molecular Affiliate sponsors or maintains any self-funded employee benefit plan. No Molecular Employee Plan is subject to any Legal Requirement of any foreign jurisdiction outside of the United States.

(i) To the Knowledge of Molecular, no payment pursuant to any Molecular Employee Plan or other arrangement to any “service provider” (as such term is defined in Section 409A of the Code and the United States Treasury Regulations and IRS guidance thereunder) from Molecular, including the grant, vesting or exercise of any stock option, would subject any Person to tax pursuant to Section 409A of the Code, whether pursuant to the Contemplated Transactions or otherwise.

(j) With respect to Molecular Options granted pursuant to the 2009 Plan, (i) each Molecular Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies, (ii) each grant of a Molecular Option was duly authorized no later than the date on which the grant of such Molecular Option was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the Molecular Board of Directors (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (iii) each Molecular Option grant was made in accordance with the terms of the plan pursuant to which is was granted and all other applicable Legal Requirements, (iv) the per share exercise price of each Molecular Option was not less than the fair market value of a share of Molecular Common Stock on the applicable Grant Date, and (v) each such Molecular Option grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of Molecular.

(k) No Molecular Options, stock appreciation rights or other equity-based awards issued or granted by Molecular are subject to the requirements of Code Section 409A. Each “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) maintained by or under which Molecular makes, is obligated to make or promises to make, payments (each, a “Molecular 409A Plan”) complies in all material respects, in both form and operation, with the requirements of Code Section 409A and the guidance thereunder. No payment to be made under any Molecular 409A Plan is, or to the Knowledge of Molecular will be, subject to the penalties of Code Section 409A(a)(1).

(l) To the Knowledge of Molecular, Molecular has paid all wages, bonuses, commissions and other benefits and sums due (and all required taxes, insurance, social security and withholding thereon), including all accrued vacation, accrued sick leave, accrued benefits and accrued payments to its employees and former employees and individuals performing services as independent contractors or consultants, other than accrued amounts representing wages, bonuses, or commission entitlements due for the current pay period or for the reimbursement of legitimate expenses. To the Knowledge of Molecular, Molecular is in material compliance with all of its bonus, commission and other compensation plans and has paid any and all amounts required to be paid under such plans, including any and all bonuses and commissions (or pro rata portion thereof) that may have accrued or been earned through the calendar quarter preceding the Effective Time, and is not liable for any payments, taxes or penalties for failure to comply with any of the terms or conditions of such plans or the laws governing such plans.

(m) To the Knowledge of Molecular, Molecular has materially complied in all material respects with all state and federal labor and employment laws, including those relating to wages, hours, collective bargaining, unemployment compensation, workers compensation, equal employment opportunity, discrimination, harassment, retaliation, immigration control, employee classification, the federal and state WARN Acts, information privacy and security, payment and withholding of Taxes and continuation coverage with respect to group health plans, except where any non-compliance, individually or the aggregate, has not had and would not reasonably be expected to have a Molecular Material Adverse Effect. To the Knowledge of Molecular, Molecular: (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty of any material amount for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no actions, suits, claims or administrative matters pending, or to the Knowledge of Molecular, threatened or reasonably anticipated against Molecular relating to any employee, employment agreement, independent contractor, independent contractor agreement or Molecular Employee Plan. There are no pending or, to the Knowledge of Molecular, threatened or reasonably anticipated claims or actions against Molecular or any trustee of Molecular under any worker’s compensation policy or long-term disability policy. Molecular is not a party to a conciliation agreement, consent decree or other agreement or order with any federal, state, or local agency or Governmental Body with respect to employment practices. Molecular has good labor relations.

(n) Except as noted on Section 2.14(n) of the Molecular Disclosure Schedule, all individuals employed by Molecular are employed at-will and Molecular has no employment or other agreements that contain any severance, change in control, or termination pay liabilities, and all agreements with independent contractors or consultants may be terminated by Molecular without penalty or liability with 30 days or less notice. No current or former independent contractor of Molecular would reasonably be deemed to be a misclassified employee. Except as set forth on Section 2.14(n) of the Molecular Disclosure Schedule, no independent contractor is eligible to participate in any Molecular Employee Plan. Molecular has no material liability with respect to any misclassification of: (A) any Person as an independent contractor rather than as an employee, (B) any employee leased from another employer, or (C) any employee currently or formerly classified as exempt from overtime wages. Molecular has not taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied. No terminations of employees of Molecular prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state or local law.

(o) No employee of Molecular is covered by an effective or pending collective bargaining agreement or similar labor agreement. To the Knowledge of Molecular, there has not been any activity on behalf of any labor organization or employee group to organize any such employees. To the Knowledge of Molecular, there is not, and no employee of Molecular has threatened, any labor dispute, work stoppage, labor strike or lockout against Molecular. To the Knowledge of Molecular, there are no (i) unfair labor practice charges or complaints against Molecular pending before the National Labor Relations Board or any other labor relations tribunal or authority and to the knowledge of Molecular no such charges or complaints are threatened, (ii) representation claims or petitions pending before the National Labor Relations Board or any other labor relations tribunal or authority or (iii) grievances or pending arbitration proceedings against Molecular that arose out of or under any collective bargaining agreement.

(p) There is no Contract or arrangement to which Molecular or any Molecular Affiliate is a party or by which it is bound to compensate any of its current or former employees, independent contractors or directors for additional income or excise taxes paid pursuant to Sections 409A or 4999 of the Code.

(q) Neither Molecular nor any Molecular Affiliate is a party to any Contract that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Section 280G of the Code or (ii) any amount the deduction for which would be disallowed under Section 162(m).

(r) Except as set forth in Section 2.14(r) of the Molecular Disclosure Schedule, none of the execution and delivery of this Agreement, or the consummation of the Contemplated Transactions or any termination of employment or service or any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event, (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any employee, independent contractor or director of Molecular, (ii) materially increase or otherwise enhance any benefits otherwise payable by Molecular, (iii) result in the acceleration of the time of payment or vesting of any such benefits, except as required under Section 411(d)(3) of the Code, (iv) increase the amount of compensation due to any Person by Molecular or (v) result in the forgiveness in whole or in part of any outstanding loans made by Molecular to any Person.

2.15 Environmental Matters. Molecular is in material compliance with all applicable Environmental Laws, which compliance includes the possession by Molecular of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof other than any failure to be in compliance or possess any such permits and authorized that is not a Molecular Material Adverse Effect. Molecular has not received since January 1, 2016 any written notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that Molecular is not in compliance with any Environmental Law, and, to the Knowledge of Molecular, there are no circumstances that may prevent or interfere with Molecular’s compliance with any Environmental Law in the future. To the Knowledge of Molecular: (i) no current or prior owner of any property leased or controlled by Molecular has received since January 1, 2016 any written notice or other communication relating to property owned or leased at any time by Molecular, whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner or Molecular is not in compliance with or has violated any Environmental Law relating to such property and (ii) neither it has any material liability under any Environmental Law.

2.16 Insurance.

(a) Molecular has delivered or made available to Threshold accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Molecular, as of the date of this Agreement. Each of such insurance policies is in full force and effect and Molecular is in compliance with the terms thereof. As of the date of this Agreement, other than customary end of policy notifications from insurance carriers, since January 1, 2016, Molecular has not received any notice or other communication regarding any actual or possible: (a) cancelation or invalidation of any insurance policy; (b) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy; or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy. There is no pending workers’ compensation or other claim under or based upon any insurance policy of Molecular. Information provided to insurance carriers (in applications and otherwise) on behalf of Molecular is accurate and complete. Molecular has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened against Molecular, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Molecular of its intent to do so.

(b) Molecular has delivered to Threshold accurate and complete copies of the existing policies (primary and excess) of directors’ and officers’ liability insurance maintained by Molecular as of the date of this Agreement (the “Existing Molecular D&O Policies”). Section 2.16(b) of the Molecular Disclosure Schedule accurately sets forth, as of the date of this Agreement, the most recent annual premiums paid by Molecular with respect to the Existing Molecular D&O Policies. All premiums for the Existing Molecular D&O Policies have been paid as of the date hereof.

2.17 Legal Proceedings; Orders.

(a) There is no pending Legal Proceeding, and, to the Knowledge of Molecular, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Molecular, or to the Knowledge of

Molecular, any director or officer of Molecular (in his or her capacity as such) or any of the material assets owned or used by Molecular; or (ii) that challenges, or that would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions, in each case, except for any Legal Proceedings that would not constitute a Molecular Material Adverse Effect. To the Knowledge of Molecular, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding.

(b) There is no order, writ, injunction, judgment or decree to which Molecular, or any of the material assets owned or used by Molecular, is subject. To the Knowledge of Molecular, no officer of Molecular is subject to any order, writ, injunction, judgment or decree that prohibits such officer of Molecular from engaging in or continuing any conduct, activity or practice relating to the business of Molecular or to any material assets owned or used by Molecular.

2.18 Inapplicability of Anti-takeover Statutes. The Molecular Board of Directors has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Molecular Stockholder Support Agreements and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Legal Requirement applies or purports to apply to the Merger, this Agreement, the Molecular Stockholder Support Agreements or any of the other Contemplated Transactions.

2.19 No Financial Advisor. Except as set forth on Section 2.19 of the Molecular Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Molecular.

2.20 Bank Accounts; Deposits.

(a) Section 2.20 of the Molecular Disclosure Schedule provides accurate information with respect to each account maintained by or for the benefit of Molecular or any of the Molecular Subsidiaries at any bank or other financial institution, including the name of the bank or financial institution, the account number, the balance as of December 31, 2016 and the names of all individuals authorized to draw on or make withdrawals from such accounts.

(b) All deposits of Molecular (including those set forth on the Molecular Audited Balance Sheet) which are individually more than $100,000 or more than $250,000 in the aggregate are fully refundable to Molecular.

2.21 Disclosure. The information supplied by Molecular for inclusion in the Proxy Statement / Prospectus / Information Statement (including any Molecular Financials) will not, as of the date of the Proxy Statement / Prospectus / Information Statement or as of the date such information is first mailed to Threshold Stockholders, (i) contain any untrue statement of any material fact or (ii) omit to state any material fact necessary in order to make such information, in the light of the circumstances under which such information is provided, not false or misleading.

2.22 Related Party Transactions. Except as set forth in Section 2.22 of the Molecular Disclosure Schedule, there are no obligations of Molecular to, or Contracts with, current or former Affiliates, officers, directors, stockholders or employees of Molecular or their respective Affiliates or family members other than (a) for payment of ordinary course salaries and bonuses for services rendered, (b) reimbursement of customary and reasonable expenses incurred on behalf of Molecular, (c) benefits due under a Molecular Employee Plan and ordinary course fringe benefits listed in Section 2.14(a) of the Molecular Disclosure Schedule and (d) agreements relating to outstanding Molecular Options, Molecular Warrants or Molecular Convertible Notes. To Molecular’s Knowledge, no officer, director or employee of Molecular or Molecular Stockholder is directly interested in any

Molecular Material Contract. Except as set forth in Section 2.22 of the Molecular Disclosure Schedule, neither Molecular nor any of its Affiliates, directors, officers or employees (x) possess, directly or indirectly, any financial interest in, or is a director, officer or employee of, any entity that is a material supplier, contractor lessor, lessee or competitor of Molecular or (y) has any claim or cause of action against Molecular.

2.23 Exclusivity of Representations; Reliance.

(a) Except as expressly set forth in this Article 2, neither Molecular nor any Person on behalf of Molecular has made, nor are any of them making, any representation or warranty, written or oral, express or implied, at law or in equity, including with respect to merchantability or fitness for any particular purpose, in respect of Molecular or its business in connection with the transactions contemplated hereby, including any representations or warranties about the accuracy or completeness of any information or documents previously provided (including with respect to any financial or other projections therein), and any other such representations and warranties are hereby expressly disclaimed.

(b) Molecular acknowledges and agrees that, except for the representations and warranties of Threshold and Merger Sub set forth in Article 3, neither Molecular nor its Representatives is relying on any other representation or warranty of Threshold, Merger Sub, or any other Person made outside of Article 3 of this Agreement, including regarding the accuracy or completeness of any such other representations or warranties or the omission of any material information, whether express or implied, in each case with respect to the Contemplated Transactions.

ARTICLE 3. REPRESENTATIONS AND WARRANTIES OF THRESHOLD AND MERGER SUB

Threshold and Merger Sub represent and warrant to Molecular as follows, except as set forth in the written disclosure schedule delivered by Threshold to Molecular (the “Threshold Disclosure Schedule”) (it being understood that the representations and warranties in this Article 3 are qualified by: (a) any exceptions and disclosures set forth in the section or subsection of the Threshold Disclosure Schedule corresponding to the particular section or subsection in this Article 3 in which such representation and warranty appears; (b) any exceptions or disclosures explicitly cross-referenced in such section or subsection of the Threshold Disclosure Schedule by reference to another section or subsection of the Threshold Disclosure Schedule; (c) any exceptions or disclosures set forth in any other section or subsection of the Threshold Disclosure Schedule to the extent it is reasonably apparent from the wording of such exception or disclosure that such exception or disclosure qualifies such representation and warranty); and (d) any exception or disclosure set forth in any Threshold SEC Documents (other than any information in the “Risk Factors” or “Forward-Looking Statements” sections of such Threshold SEC Documents or other forward-looking statements in such Threshold SEC Documents). The inclusion of any information in the Threshold Disclosure Schedule shall not be deemed to be an admission or acknowledgement, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Threshold Material Adverse Effect, or is outside the Ordinary Course of Business.

3.1 Subsidiaries; Due Organization; Organizational Documents.

(a) Section 3.1(a) of the Threshold Disclosure Schedule identifies each Subsidiary of Threshold (the “Threshold Subsidiaries”). Neither Threshold nor any of the Threshold Subsidiaries owns any capital stock of, or any equity interest of any nature in, any other Entity. Threshold has not agreed nor is obligated to make, nor is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Threshold has not, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

(b) Each of Threshold and the Threshold Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Threshold Contracts.

(c) Each of Threshold and the Threshold Subsidiaries is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification other than in jurisdictions where the failure to be so qualified would not constitute a Threshold Material Adverse Effect.

(d) Each director and officer of Threshold and the Threshold Subsidiaries as of the date of this Agreement is set forth in Section 3.1(d) of the Threshold Disclosure Schedule.

(e) Merger Sub was formed solely for the purpose of engaging in the Contemplated Transactions. Except for obligations and liabilities incurred in connection with its incorporation and the Contemplated Transactions, Merger Sub has not, and will not have, incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

(f) Threshold has delivered or made available to Molecular accurate and complete copies of (i) the certificate of incorporation, bylaws and other charter and organizational documents, including all currently effective amendments thereto, for Threshold and each Threshold Subsidiary; and (ii) any code of conduct or similar policy adopted by Threshold or by the Threshold Board of Directors or any committee thereof. Neither Threshold nor any Threshold Subsidiary has taken any action in breach or violation of any of the provisions of its certificate of incorporation, bylaws or other charter or organizational documents nor is in breach or violation of any of the material provisions of their respective certificates of incorporation, bylaws or other charter or organizational documents, except as would not reasonably be expected to have, individually or in the aggregate, a Threshold Material Adverse Effect.

3.2 Authority; Vote Required.

(a) Threshold and Merger Sub have all necessary corporate power and authority to enter into and to perform its obligations under this Agreement. The Threshold Board of Directors has: (i) determined that the Merger is fair to, and in the best interests of, Threshold and Threshold Stockholders; (ii) duly authorized and approved by all necessary corporate action, the execution, delivery and performance of this Agreement and the Contemplated Transactions; (iii) recommended the approval of the Threshold Stockholder Matters by the Threshold Stockholders and directed that the Threshold Stockholder Matters be submitted for consideration by Threshold Stockholders in connection with the solicitation of the Required Threshold Stockholder Vote; and (iv) approved the Threshold Stockholder Support Agreements and the transactions contemplated thereby. The board of directors of Merger Sub has (A) determined that the Merger is fair to, and in the best interests of, Merger Sub and its sole stockholder; (B) duly authorized and approved by all necessary corporate action, the execution, delivery and performance of this Agreement and the Contemplated Transactions; and (C) recommended that the sole stockholder of Merger Sub adopt this Agreement and thereby approve the Merger and the applicable Contemplated Transactions. This Agreement has been duly executed and delivered by Threshold and Merger Sub and, assuming the due authorization, execution and delivery by Molecular, constitutes the legal, valid and binding obligation of Threshold and Merger Sub, enforceable against Threshold and Merger Sub in accordance with its terms, subject to: (1) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (2) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b) (i) The affirmative vote of the holders of a majority of outstanding shares of Threshold Common Stock is the only vote of the holders of any class or series of Threshold Capital Stock necessary to approve the Threshold Stockholder Matters (the “Required Threshold Stockholder Vote”) and (ii) the affirmative vote of the sole stockholder of Merger Sub is the only vote of the holders of any class or series of Merger Sub Capital Stock necessary to adopt this Agreement and approve the Merger and the applicable Contemplated Transactions (the “Required Merger Sub Stockholder Vote”).

3.3 Non-Contravention; Consents.

(a) The execution and delivery of this Agreement by Threshold does not, and the performance of this Agreement by Threshold and Merger Sub will not, (i) conflict with or violate the certificate of incorporation or bylaws of Threshold or any of the Threshold Subsidiaries; (ii) subject to obtaining the Required Threshold Stockholder Vote and the Required Merger Sub Stockholder Vote and compliance with the requirements set forth in Section 3.3(b) below, conflict with or violate any Legal Requirement applicable to Threshold or the Threshold Subsidiaries or by which it or any of their respective properties is bound or affected, except for any such conflicts or violations that would not constitute a Threshold Material Adverse Effect; or (iii) except as listed on Section 3.3(a) of the Threshold Disclosure Schedule, require Threshold or any of the Threshold Subsidiaries to make any filing with or give any notice to a Person or make any payment, or obtain any Consent from a Person, or result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Threshold’s or Merger Sub’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancelation of, or result in the creation of an Encumbrance on any of the properties or assets of Threshold or any of the Threshold Subsidiaries pursuant to, any Threshold Material Contract.

(b) No material Consent, order of, or registration, declaration or filing with any Governmental Body is required by or with respect to Threshold or any of the Threshold Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the Contemplated Transactions, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (ii) any required filings under the HSR Act, and (iii) such Consents, orders, registrations, declarations and filings as may be required under applicable federal and state securities laws.

3.4 Capitalization.

(a) The authorized capital stock of Threshold as of the date of this Agreement consists of: (i) 150,000,000 shares of common stock, par value $0.001 per share (the “Threshold Common Stock”), of which 71,591,814 shares are issued and outstanding as of the date of this Agreement, and (ii) 2,000,000 shares of preferred stock, par value $0.001 per share, of which no shares are outstanding as of the date of this Agreement. Threshold does not hold any shares of its capital stock in treasury. All of the issued and outstanding shares of Threshold Capital Stock have been duly authorized and validly issued, and are fully paid and nonassessable. As of the date of this Agreement, there are outstanding Threshold Warrants to purchase 8,300,000 shares of Threshold Common Stock. Section 3.4(a) of the Threshold Disclosure Schedule lists, as of the date of this Agreement (A) each record holder of issued and outstanding Threshold Common Stock and the number of shares of Threshold Common Stock held by each such record holder and (B) (1) each holder of issued and outstanding Threshold Warrants, (2) the number of shares of Threshold Common Stock subject to such Threshold Warrants, (3) the exercise price of each such Threshold Warrant, and (4) the termination date of each such Threshold Warrant.

(b) Except for the Threshold Stock Incentive Plan (the “2014 Plan”), Threshold does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. Threshold has reserved 6,000,000 shares of Threshold Common Stock for issuance under the 2014 Plan. As of the date of this Agreement, of such reserved shares of Threshold Common Stock, (i) 10,249 shares have been issued pursuant to the exercise of outstanding options and options to purchase 10,919,210 shares have been granted and are currently outstanding, and (ii) 1,544,744 shares of Threshold Common Stock remain available for future issuance pursuant to the 2014 Plan. Section 3.4(b) of the Threshold Disclosure Schedule sets forth the following information with respect to each Threshold Option outstanding, as of the date of this Agreement: (1) the name of the optionee, (2) the number of shares of Threshold Common

Stock subject to such Threshold Option as of the date of this Agreement, (3) the exercise price of such Threshold Option, (4) the date on which such Threshold Option was granted, (5) the date on which such Threshold Option expires, and (6) the vesting schedule applicable to such Threshold Option, including the extent vested to date and whether by its terms the vesting of such Threshold Option would be accelerated by the Contemplated Transactions.

(c) Except for the outstanding Threshold Warrants set forth on Section 3.4(a) of the Threshold Disclosure Schedule and for the Threshold Options set forth on Section 3.4(b) of the Threshold Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Threshold or any of the Threshold Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Threshold or any of the Threshold Subsidiaries; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Threshold or any of the Threshold Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Threshold or any of the Threshold Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, restricted stock units, equity-based awards or other similar rights with respect to Threshold or any of the Threshold Subsidiaries.

(d) (i) None of the outstanding shares of Threshold Capital Stock or Merger Sub Capital Stock are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of Threshold Capital Stock or Merger Sub Capital Stock are subject to any right of first refusal in favor of Threshold or Merger Sub, as applicable; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of Threshold or any of the Threshold Subsidiaries having a right to vote on any matters on which the Threshold Stockholders or the sole stockholder of Merger Sub, as applicable, have a right to vote; (iv) there is no Threshold Contract to which Threshold or any of the Threshold Subsidiaries is a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Threshold Capital Stock or capital stock of any of the Threshold Subsidiaries. Neither Threshold nor any of the Threshold Subsidiaries are under any obligation, nor is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Threshold Capital Stock, capital stock of an of the Threshold Subsidiaries or other securities.

(e) The authorized capital of Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share (“Merger Sub Capital Stock”), all of which are, and at the Effective Time will be, issued and outstanding and held of record by Threshold. The issued and outstanding shares of Merger Sub Capital Stock are duly authorized, validly issued, fully paid and nonassessable. Merger Sub has not at any time granted any stock options, restricted stock, phantom stock, profit participation, restricted stock units, equity-based awards or other similar rights.

(f) All outstanding shares of Threshold Capital Stock and Merger Sub Capital Stock, as well as all Threshold Options and all Threshold Warrants, have been issued and granted, as applicable, in material compliance with all applicable securities laws and other applicable Legal Requirements.

3.5 SEC Filings; Financial Statements.

(a) Threshold has made available to Molecular accurate and complete copies of all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents filed by Threshold with the SEC since January 1, 2015 (the “Threshold SEC Documents”), other than such documents that can be obtained on the SEC’s website at www.sec.gov. All statements, reports, schedules, forms and other documents required to have been filed by Threshold or its officers with the SEC have been so filed on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Threshold SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, as of the time they were filed, none of the Threshold SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The certifications and statements required by (A) Rule 13a-14 under the Exchange Act and (B) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Threshold SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Legal Requirements. As used in this Article 3, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Threshold SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present the consolidated financial position of Threshold and the Threshold Subsidiaries as of the respective dates thereof and the results of operations and cash flows of Threshold for the periods covered thereby. Other than as expressly disclosed in the Threshold SEC Documents filed prior to the date hereof, there has been no material change in Threshold’s accounting methods or principles that would be required to be disclosed in Threshold’s financial statements in accordance with GAAP. The books of account and other financial records of Threshold and the Threshold Subsidiaries are true and complete in all material respects.

(c) Threshold’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) to the Knowledge of Threshold, “independent” with respect to Threshold within the meaning of Regulation S-X under the Exchange Act; and (iii) to the Knowledge of Threshold, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Threshold Accounting Oversight Board thereunder.

(d) Except as set forth in Section 3.5(d) of the Threshold Disclosure Schedule, from January 1, 2014 through the date hereof, Threshold has not received any comment letter from the SEC or the staff thereof or any correspondence from NASDAQ or the staff thereof relating to the delisting or maintenance of listing of the Threshold Common Stock on The NASDAQ Capital Market. Threshold has not disclosed any unresolved comments in its SEC Documents.

(e) Since January 1, 2014, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer or chief financial officer of Threshold, the Threshold Board of Directors or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(f) Threshold is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of The NASDAQ Capital Market.

(g) Threshold maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Threshold maintains records that in reasonable detail accurately and fairly reflect Threshold’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Threshold Board of Directors, and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Threshold’s assets that could have a material effect on Threshold’s financial statements. Threshold has evaluated the effectiveness of Threshold’s internal control over financial reporting and, to the extent required by applicable Legal Requirements, presented in any applicable Threshold SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Threshold has disclosed to Threshold’s auditors and the Audit Committee of the Threshold Board of Directors (and made available to Molecular a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Threshold’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Threshold’s internal control over financial reporting. Except as disclosed in the Threshold SEC Documents filed prior to the date hereof, Threshold has not identified any material weaknesses in the design or operation of Threshold’s internal control over financial reporting. Since January 1, 2014, there have been no material changes in Threshold’s internal control over financial reporting.

(h) Threshold’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Threshold in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Threshold’s management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.

3.6 Absence of Changes. Except as set forth in Section 3.6 of the Threshold Disclosure Schedule, between January 1, 2017 and the date of this Agreement, each of Threshold and the Threshold Subsidiaries have conducted its business in the Ordinary Course of Business and there has not been (a) any event that has had a Threshold Material Adverse Effect or (b) or any action, event or occurrence that would have required consent of Molecular pursuant to Section 4.2(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.7 Title to Assets. Except with respect to material Threshold IP Rights, which are covered in Section 3.9, each of Threshold and the Threshold Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, in each case, free and clear of any Encumbrances, except for: (i) any lien for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Threshold Unaudited Interim Balance Sheet; and (ii) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Threshold or any Threshold Subsidiary.

3.8 Real Property; Leaseholds. Neither Threshold nor any Threshold Subsidiary currently owns or has ever owned any real property or any interest in real property, except for the leaseholds created under the real property leases (including any amendments thereof) identified in Section 3.8 of the Threshold Disclosure Schedule (the “Threshold Leases”), which are each in full force and effective, with no existing material default thereunder.

3.9 Intellectual Property.

(a) To Threshold’s Knowledge, Threshold, directly or through any of its Subsidiaries, owns, has validly licensed, or has the right to use all Threshold IP Rights, except for any failure to own, license or have the right to use that would not constitute a Threshold Material Adverse Effect.

(b) Section 3.9(b) of the Threshold Disclosure Schedule is an accurate, true and complete listing of all Threshold Registered IP owned by Threshold or any of its Subsidiaries, provided that any and all such Threshold Registered IP which is included in any Potentially Transferable Assets Disposition consummated after the date of this Agreement shall be deemed excluded from Section 3.9(b) of the Threshold Disclosure Schedule with no further action on the part of any Party.

(c) Section 3.9(c) of the Threshold Disclosure Schedule accurately identifies (i) all material Threshold IP Rights licensed to Threshold or any of its Subsidiaries (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Threshold’s or any of its Subsidiaries’ products or services (B) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials, and (C)(1) agreements between Threshold or any of its Subsidiaries and their respective employees and consultants and/or (2) non-disclosure or other template agreements entered into in the Ordinary Course of Business); (ii) the corresponding Threshold Contracts pursuant to which such Threshold IP Rights are licensed to Threshold or any of its Subsidiaries; (iii) whether the license or licenses granted to Threshold or any of its Subsidiaries are exclusive or non-exclusive; and (iv) whether any funding, facilities or personnel of any Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, such Threshold IP Rights, provided that any and all such Threshold IP Rights, and corresponding information in clauses (ii) through (iv) of the foregoing, which are included in any Potentially Transferable Assets Disposition consummated after the date of this Agreement shall be deemed excluded from Section 3.9(c) of the Threshold Disclosure Schedule with no further action on the part of any Party.

(d) Section 3.9(d) of the Threshold Disclosure Schedule accurately identifies each material Threshold Contract pursuant to which any Person (other than Threshold or any of its Subsidiaries) has been granted any license or option to obtain a license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Threshold IP Rights (other than (i) any non-disclosure or other template agreements entered into in the Ordinary Course of Business, and/or (ii) other non-exclusive licenses entered into in the Ordinary Course of Business), provided that any and all such Threshold Contracts which are included in any Potentially Transferable Assets Disposition consummated after the date of this Agreement shall be deemed excluded from Section 3.9(d) of the Threshold Disclosure Schedule with no further action on the part of any Party. Threshold is not bound by, and no Threshold IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of Threshold or any of its Subsidiaries to use, exploit, assert or enforce any Threshold IP Rights anywhere in the world, in each case as would materially limit the business of Threshold as currently conducted or planned to be conducted.

(e) Except as identified on Section 3.9(e) of the Threshold Disclosure Schedule, Threshold or one of its Subsidiaries solely owns all right, title, and interest to and in the Threshold Registered IP listed on (or required to be listed on) Section 3.9(b) of the Threshold Disclosure Schedule free and clear of any Encumbrances. Without limiting the generality of the foregoing:

(i) All documents and instruments necessary to register or apply for or renew registration of all Threshold Registered IP that is solely owned by Threshold or one of its Subsidiaries has been validly executed, delivered and filed in a timely manner with the appropriate Governmental Body except for any such failure, individually or collectively, that would not constitute a Threshold Material Adverse Effect.

(ii) Each Person who is or was an employee or contractor of Threshold or any of its Subsidiaries and who is or was involved in the creation or development of any Threshold IP Rights has signed a written agreement containing an assignment of such Intellectual Property to Threshold or such Subsidiary and confidentiality provisions protecting trade secrets and confidential information of Threshold and its Subsidiaries; provided, that any such agreement with a third party contractor for research, development or manufacturing services on behalf of Threshold or any of its Subsidiaries may provide that such third party contractor reserves its rights in improvements to such third party contractor’s intellectual property or generally applicable research, development or manufacturing technology, in either case that is not specific to any product or service of Threshold or any of its Subsidiaries. To the Knowledge of Threshold and its Subsidiaries, no current or former stockholder, officer, director, employee or contractor of Threshold or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Threshold IP Rights. To the Knowledge of Threshold and its Subsidiaries, no employee or contractor of Threshold or any or any of its Subsidiaries is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Threshold or such Subsidiary or (b) in breach of any Contract with any current or former employer or other Person concerning Threshold IP Rights or confidentiality provisions protecting trade secrets and confidential information comprising Threshold IP Rights.

(iii) No funding, facilities or personnel of any Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, any Threshold IP Rights in which Threshold or any of its Subsidiaries has an ownership interest.

(iv) Threshold and each of its Subsidiaries has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that Threshold or such Subsidiary holds, or purports to hold, as a trade secret.

(v) Neither Threshold nor any of its Subsidiaries has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Threshold IP Rights to any other Person, which, for clarity, excludes any such assignments or transfers made after the date of this Agreement pursuant to the Potentially Transferable Assets Dispositions.

(vi) To the Knowledge of Threshold and the Threshold Subsidiaries, the Threshold IP Rights constitute all Intellectual Property necessary for Threshold and its Subsidiaries to conduct its business as currently conducted or planned to be conducted.

(f) Threshold has delivered, or made available to Molecular, a complete and accurate copy of all material Threshold IP Rights Agreements. Neither Threshold nor any of its Subsidiaries is a party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will cause the grant of any license or other right to any Threshold IP Rights or impair the right of Threshold or the Surviving Corporation and its Subsidiaries to use, sell or license or enforce any Threshold IP Rights or portion thereof, except for the occurrence of any such grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a Threshold Material Adverse Effect. With respect to each of the Threshold IP Rights Agreements: (i) each such agreement is valid and binding on Threshold or its Subsidiaries, as applicable, and in full force and effect; (ii) Threshold has not received any notice of termination or cancellation under such agreement, or received any notice of breach or default under such agreement, which breach has not been cured or waived; and (iii) neither Threshold nor its Subsidiaries, and to the Knowledge of Threshold, no other party to any such agreement, is in breach or default thereof in any material respect.

(g) The manufacture, marketing, license, sale or intended use of any product or service currently approved or sold or under preclinical or clinical development by Threshold or any of its Subsidiaries (i) does not violate or constitute a breach of any license or agreement between Threshold or its Subsidiaries and any third party, and, (ii) to the Knowledge of Threshold and its Subsidiaries, does not infringe or misappropriate any Intellectual Property right of any other party. Threshold has disclosed in correspondence to Threshold the third-party patents and patent applications found during all freedom to operate searches that were conducted by Threshold or its Subsidiaries related to any product or technology currently licensed or sold or under development by Threshold or its Subsidiaries. To the Knowledge of Threshold and its Subsidiaries, no third party is infringing upon or misappropriating, or violating any license or agreement with Threshold or its Subsidiaries relating to, any Threshold IP Rights. There is no current or, to the Knowledge of Threshold, pending challenge, claim or Legal Proceeding (including opposition, interference or other proceeding in any patent or other government office) contesting the validity, enforceability, ownership or right to use, sell, license or dispose of any Threshold IP Rights, nor has Threshold or any of its Subsidiaries received any written notice asserting that the manufacture, marketing, license, sale or intended use of any product or service currently approved or sold or under preclinical or clinical development by Threshold or any of its Subsidiaries conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other Person.

(h) Each item of Threshold IP Rights that is Threshold Registered IP that is solely owned by Threshold or one of its Subsidiaries is and at all times has been filed and maintained in compliance with all applicable Legal Requirements and all filings, payments and other actions required to be made or taken to maintain such item of Threshold Registered IP in full force and effect have been made by the applicable deadline, except for any failure to perform any of the foregoing, individually or collectively, that would not constitute a Threshold Material Adverse Effect.

(i) No trademark (whether registered or unregistered) or trade name owned, used, or applied for by Threshold or any of its Subsidiaries conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Threshold or any of its Subsidiaries has or purports to have an ownership interest has been impaired as determined by Threshold or any of its Subsidiaries in accordance with GAAP.

(j) (i) Threshold is not bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim, and (ii) neither Threshold nor any of its Subsidiaries has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.

3.10 Material Contracts.

(a) Section 3.10(a) of the Threshold Disclosure Schedule lists the following Threshold Contracts, effective as of the date of this Agreement (each, a “Threshold Material Contract” and collectively, the “Threshold Material Contracts”):

(i) each Threshold Contract relating to any material bonus, deferred compensation, severance, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;

(ii) each Threshold Contract relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, or entity providing employment related, consulting or independent contractor services, not terminable by Threshold on 90 calendar days’ or less notice without liability, except to the extent general principles of wrongful termination law may limit Threshold’s, Threshold’s Subsidiaries’ ability to terminate employees at will;

(iii) each Threshold Contract relating to any agreement or plan, including any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment) or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

(iv) each Threshold Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(v) each Threshold Contract containing (A) any covenant limiting the freedom of Threshold, any Threshold Subsidiary or the Surviving Corporation to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement, (C) any exclusivity provision, or (D) any non-solicitation provision;

(vi) each Threshold Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $100,000 pursuant to its express terms and not cancelable without penalty;

(vii) each Threshold Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(viii) each Threshold Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $100,000 or creating any material Encumbrances with respect to any assets of Threshold or any Threshold Subsidiary or any loans or debt obligations with officers or directors of Threshold;

(ix) each Threshold Contract relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Threshold; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Threshold has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Threshold has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Threshold; or (D) any Contract to license any third party to manufacture or produce any product, service or technology of Threshold or any Contract to sell, distribute or commercialize any products or service of Threshold, in each case, except Threshold Contracts entered into in the Ordinary Course of Business;

(x) each Threshold Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Threshold in connection with the Contemplated Transactions;

(xi) each Threshold IP Right Agreement other than those that are immaterial;

(xii) each Threshold Lease; or

(xiii) any other Threshold Contract that is not terminable at will (with no penalty or payment) by Threshold and (i) which involves payment or receipt by Threshold after the date of this Agreement under any such agreement, contract or commitment of more than $100,000 in the aggregate, or obligations after the date of this Agreement in excess of $100,000 in the aggregate, or (ii) that is material to the business or operations of Threshold.

(b) Threshold has delivered or made available to Molecular accurate and complete (except for applicable redactions thereto) copies of all Threshold Material Contracts, including all amendments thereto. There are no Threshold Material Contracts that are not in written form. Neither Threshold nor any of the Threshold Subsidiaries has, nor to Threshold’s Knowledge, as of the date of this Agreement has any other party to a Threshold Material Contract, breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the terms or conditions of any Threshold Material Contract in such manner as would permit any other party to cancel or terminate any such Threshold Material Contract, or would permit any other party to seek damages that constitutes a Threshold Material Adverse Effect. As of the date of this Agreement, each Threshold Material Contract is valid, binding, enforceable and in full force and effect, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.11 Undisclosed Liabilities. As of the date of this Agreement, neither Threshold nor any Threshold Subsidiary has any Liability, except for: (a) Liabilities identified as such in the Threshold Unaudited Interim Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by Threshold since the date of the Threshold Unaudited Interim Balance Sheet in the Ordinary Course of Business and that are not in excess of $100,000 in the aggregate; (c) Liabilities for performance in the Ordinary Course of Business of obligations of

Threshold or any Threshold Subsidiary under Threshold Contracts, including the reasonably expected performance of such Threshold Contracts in accordance with their terms (which would not include, for example, any instances of breach or indemnification); (d) Liabilities described in Section 3.11 of the Threshold Disclosure Schedule; and (e) Liabilities incurred in connection with the Contemplated Transactions.

3.12 Compliance; Permits; Restrictions.

(a) Threshold is, and since January 1, 2014, each of Threshold and its Subsidiaries has been in compliance with all applicable Legal Requirements except for any non-compliance that would not constitute a Threshold Material Adverse Effect. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body or authority is pending or, to the Knowledge of Threshold, threatened against Threshold or any Threshold Subsidiary. There is no Contract, judgment, injunction, order or decree binding upon Threshold or any Threshold Subsidiary which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Threshold or any Threshold Subsidiary, any acquisition of material property by Threshold or any Threshold Subsidiary or the conduct of business by Threshold or any Threshold Subsidiary as currently conducted, (ii) would reasonably be expected to have an adverse effect on Threshold’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with the Merger or any of the Contemplated Transactions.

(b) Threshold and the Threshold Subsidiaries hold all Governmental Authorizations that are material to the operation of its business (collectively, the “Threshold Permits”) as currently conducted. Section 3.12(b) of the Threshold Disclosure Schedule identifies each Threshold Permit. As of the date of this Agreement, each of Threshold and the Threshold Subsidiaries are in material compliance with the terms of the Threshold Permits. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the Knowledge of Threshold, threatened, which seeks to revoke, limit, suspend, or materially modify any Threshold Permit. The rights and benefits of each material Threshold Permit will be available to the Surviving Corporation immediately after the Effective Time on terms substantially identical to those enjoyed by Threshold and the Threshold Subsidiaries immediately prior to the Effective Time.

(c) There are no proceedings pending or, to the Knowledge of Threshold, threatened with respect to an alleged violation by Threshold or any of its Subsidiaries of the FDCA, FDA regulations adopted thereunder, the Controlled Substances Act or any other similar Legal Requirements promulgated by the FDA or other Drug Regulatory Agency.

(d) Threshold and each of its Subsidiaries hold all required Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of Threshold or such Subsidiary as currently conducted, and development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (the “Threshold Product Candidates”). Threshold holds all required Governmental Authorizations issuable by any Governmental Body necessary for the conduct of its business as currently conducted (the “Threshold Regulatory Permits”) and no such Threshold Regulatory Permit has been (i) revoked, withdrawn, suspended, canceled or terminated or (ii) modified in any materially adverse manner. Threshold has not received any written notice or other written communication from any Governmental Body regarding any revocation, withdrawal, suspension, cancelation, termination or material modification of any Threshold Regulatory Permit. Threshold has made available to Molecular all information in its possession or control relating the development, clinical testing, manufacturing, importation and exportation of the Threshold Product Candidates, including complete copies of the following (to the extent there are any): adverse event reports; clinical study reports and material study data; inspection reports, notices of adverse findings, warning letters, filings and letters and other written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency.

(e) All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Threshold or any of the Threshold Subsidiaries or in which Threshold or its Subsidiaries or their respective current products or services have participated were conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance with applicable regulations of the Drug Regulatory Agencies and other applicable Legal Requirements, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. Since January 1, 2014, neither Threshold nor any of the Threshold Subsidiaries has received any notices, correspondence or other communications from any Drug Regulatory Agency requiring, or to the Knowledge of Threshold threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, Threshold or in which Threshold Product Candidates, have participated.

(f) To the Knowledge of Threshold, no material debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against Threshold or its officers, employees or agents. Threshold is not the subject of any pending, or to the Knowledge of Threshold, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of Threshold, Threshold has not committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or Threshold Product Candidates that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. Neither Threshold, nor to the Knowledge of Threshold, any of its respective officers, employees or agents has been convicted of any crime or engaged in any conduct that would reasonably be expected to result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Legal Requirement.

3.13 Tax Matters.

(a) Threshold and each of its Subsidiaries has timely filed all income Tax Returns and other material Tax Returns that they were required to file under applicable Legal Requirements. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Legal Requirements. Neither Threshold nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where Threshold or any of its Subsidiaries do not file Tax Returns that such company is subject to taxation by that jurisdiction.

(b) All material Taxes due and owing by Threshold or any of its Subsidiaries on or before the date hereof (whether or not shown on any Tax Return) have been paid. The unpaid Taxes of Threshold and its Subsidiaries have been reserved for on the Threshold Unaudited Interim Balance Sheet in accordance with GAAP. Since the date of the Threshold Unaudited Interim Balance Sheet, Threshold has not incurred any Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c) Threshold has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(d) There are no Encumbrances for Taxes (other than Taxes not yet due and payable or Taxes that are being contested in good faith and for which adequate reserves have been made on Threshold’s Unaudited Interim Balance Sheet) upon any of the assets of Threshold or any Threshold Subsidiary.

(e) No material deficiencies for Taxes with respect to Threshold or any Threshold Subsidiary have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending (or, based on written notice, threatened) audits, assessments or other actions for or relating to any liability in respect of Taxes of Threshold or any Threshold Subsidiary. No issues relating to Taxes of Threshold or any Threshold Subsidiary were raised by the relevant Tax authority in any completed audit or examination that would reasonably be expected to result in a material amount of Taxes in a later taxable period. Threshold has delivered or made available Molecular complete and accurate copies of all federal income Tax and all other material Tax Returns of Threshold and each of the Threshold Subsidiaries (and the predecessors of each) for all taxable years remaining open under the applicable statute of limitations, and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by Threshold with respect to federal income Tax and all other material Taxes. Neither Threshold nor any Threshold Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver.

(f) All material elections with respect to Taxes affecting Threshold or any of its Subsidiaries as of the date hereof are set forth on Section 3.13(f) of the Threshold Disclosure Schedule. Neither Threshold nor any of its Subsidiaries (i) has agreed, or is required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (ii) has elected at any time to be treated as an S corporation within the meaning of Sections 1361 or 1362 of the Code; or (iii) has made any of the foregoing elections or is required to apply any of the foregoing rules under any comparable provision of state, local or foreign law.

(g) Neither Threshold nor any Threshold Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(h) Neither Threshold nor any Threshold Subsidiary is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers and landlords, the primary purpose of which does not relate to Taxes.

(i) Neither Threshold nor any of its Subsidiaries has ever been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is Threshold) for federal, state, local or foreign Tax purposes. Neither Threshold nor any Threshold Subsidiary has any Liability for the Taxes of any Person (other than Threshold) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by Contract or otherwise.

(j) Neither Threshold nor any Threshold Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(k) Neither Threshold nor any Threshold Subsidiary is a partner for Tax purposes with respect to any joint venture, partnership, or, to the Knowledge of Threshold, other arrangement or contract which is treated as a partnership for Tax purposes.

(l) Neither Threshold nor any Threshold Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) installment sale or other open transaction disposition made on or prior to the Closing Date, (ii) agreement with any Tax authority (including any closing agreement described in Section 7121 of the Code or any similar provision of state, local or foreign law) made or entered into on or prior to the Closing Date, (iii) prepaid amount, or (iv) election under Section 108(i) of the Code.

(m) Neither Threshold nor any Threshold Subsidiary has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(n) Neither Threshold nor any Threshold Subsidiary has taken any action, or has any Knowledge of any fact or circumstance, that would reasonably be expected to prevent the Contemplated Transactions from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

3.14 Employee and Labor Matters; Benefit Plans.

(a) Section 3.14(a) of the Threshold Disclosure Schedule lists, as of the date of this Agreement, all written and describes all non-written employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, equity-based, retention, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, golden parachute, disability, life or accident insurance, paid time off, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, fringe or employee benefit, and all other compensation, plans, programs, agreements or arrangements, including but not limited to any employment, consulting, independent contractor, severance or executive compensation agreements or arrangements (other than regular salary or wages), written or otherwise, which are currently in effect relating to any present or former employee, independent contractor or director of Threshold or any Threshold Affiliate, or which is maintained by, administered or contributed to by, or required to be contributed to by, Threshold, any of Threshold’s Subsidiaries or any Threshold Affiliate, or under which Threshold, any of Threshold’s Subsidiaries or any Threshold Affiliate has incurred or may incur any liability (each, an “Threshold Employee Plan”).

(b) With respect to each Threshold Employee Plan, Threshold has made available to Molecular a true and complete copy of, to the extent applicable, (i) such Threshold Employee Plan, (ii) the three most recent annual reports (Form 5500) as filed with the Internal Revenue Service, (iii) each currently effective trust agreement related to such Threshold Employee Plan, (iv) the most recent summary plan description, prospectus or similar employee summary for each Threshold Employee Plan, (v) the most recent Internal Revenue Service determination or opinion letter or analogous ruling under foreign law issued with respect to any Threshold Employee Plan, (vi) all material notices, letters or other correspondence to or from any Governmental Body or agency thereof within the last three years; (vii) all non-discrimination tests for the most recent three plan years; and (viii) all material written agreements and Contracts currently in effect, including (without limitation) administrative service agreements, group annuity contracts, and group insurance contracts.

(c) Each Threshold Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or may rely on a favorable opinion letter with respect to such qualified status from the Internal Revenue Service. To the Knowledge of Threshold, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Threshold Employee Plan or the exempt status of any related trust.

(d) Each Threshold Employee Plan has been operated and maintained in compliance in all material respects, with its terms and, both as to form and operations, with all applicable Legal Requirements, including the Code and ERISA. Neither Threshold, any of its Subsidiaries, nor any Threshold Affiliate is subject to any Liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Threshold Employee Plans. All contributions required to be made by Threshold, any of its Subsidiaries or any Threshold Affiliate to any Threshold Employee Plan have been made on or before their due dates (and no further contributions will be due or will have accrued thereunder as of the Closing Date, other than contributions accrued in the ordinary course of business consistent with past practice).

(e) No suit, administrative proceeding, action or other litigation has been initiated against, or to the Knowledge of Threshold, is threatened, against or with respect to any Threshold Employee Plan, including any audit or inquiry by the IRS, United States Department of Labor or other Governmental Body.

(f) Neither Threshold nor any Threshold Affiliate has announced its intention to modify or amend any Threshold Employee Plan or adopt any arrangement or program which, once established, would come within the definition of a Threshold Employee Plan.

(g) No Threshold Employee Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and neither Threshold, nor any of its Subsidiaries or any Threshold Affiliate has ever maintained, contributed to or partially or completely withdrawn from, or incurred any obligation or liability with respect to, any such plan. No Threshold Employee Plan is a Multiemployer Plan, and neither Threshold, nor any of its

Subsidiaries or any Threshold Affiliate has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan. No Threshold Employee Plan is a Multiple Employer Plan.

(h) No Threshold Employee Plan provides for medical or death benefits beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state law requirement or (ii) death or retirement benefits under a Threshold Employee Plan qualified under Section 401(a) of the Code. Neither Threshold nor any Threshold Affiliate sponsors or maintains any self-funded employee benefit plan. No Threshold Employee Plan is subject to any Legal Requirement of any foreign jurisdiction outside of the United States.

(i) To the Knowledge of Threshold, no payment pursuant to any Threshold Employee Plan or other arrangement to any “service provider” (as such term is defined in Section 409A of the Code and the United States Treasury Regulations and IRS guidance thereunder) from Threshold or any of its Subsidiaries, including the grant, vesting or exercise of any stock option, would subject any Person to tax pursuant to Section 409A of the Code, whether pursuant to the Contemplated Transactions or otherwise.

(j) With respect to Threshold Options granted pursuant to the 2014 Plan, (i) each Threshold Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies, (ii) each grant of a Threshold Option was duly authorized no later than the date on which the grant of such Threshold Option was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the Threshold Board of Directors (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (iii) each Threshold Option grant was made in accordance with the terms of the plan pursuant to which is was granted and all other applicable Legal Requirements and (iv) the per share exercise price of each Threshold Option was not less than the fair market value of a share of Threshold Common Stock on the applicable Grant Date and (v) each such Threshold Option grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of Threshold and disclosed in Threshold filings with the Securities and Exchange Commission in accordance with the Exchange Act and all other applicable Legal Requirements. Threshold has not knowingly granted, and there is no and has been no policy or practice of Threshold of granting, Threshold Options prior to, or otherwise coordinating the grant of Threshold Options with, the release or other public announcement of material information regarding Threshold or its results of operations or prospects.

(k) No Threshold Options, stock appreciation rights or other equity-based awards issued or granted by Threshold are subject to the requirements of Code Section 409A. Each “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) maintained by or under which Threshold or any of its Subsidiaries makes, is obligated to make or promises to make, payments (each, a “Threshold 409A Plan”) complies in all material respects, in both form and operation, with the requirements of Code Section 409A and the guidance thereunder. No payment to be made under any Threshold 409A Plan is, or to the Knowledge of Threshold will be, subject to the penalties of Code Section 409A(a)(1).

(l) To the Knowledge of Threshold, Threshold has paid all wages, bonuses, commissions and other benefits and sums due (and all required taxes, insurance, social security and withholding thereon), including all accrued vacation, accrued sick leave, accrued benefits and accrued payments to its employees and former employees and individuals performing services as independent contractors or consultants, other than accrued amounts representing wages, bonuses, or commission entitlements due for the current pay period or for the reimbursement of legitimate expenses. To the Knowledge of Threshold, Threshold is in material compliance with all of its bonus, commission and other compensation plans and has paid any and all amounts required to be paid under such plans, including any and all bonuses and commissions (or pro rata portion thereof) that may have accrued or been earned through the calendar quarter preceding the Effective Time, and is not liable for any payments, taxes or penalties for failure to comply with any of the terms or conditions of such plans or the laws governing such plans.

(m) To the Knowledge of Threshold, each of Threshold and its Subsidiaries has materially complied in all material respects with all state and federal labor and employment laws, including those relating to wages, hours, collective bargaining, unemployment compensation, workers compensation, equal employment opportunity, discrimination, harassment, retaliation, immigration control, employee classification, the federal and state WARN Acts, information privacy and security, payment and withholding of Taxes and continuation coverage with respect to group health plans, except where any non-compliance, individually or the aggregate, has not had and would not reasonably be expected to have a Threshold Material Adverse Effect. To the Knowledge of Threshold, Threshold: (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty of any material amount for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no actions, suits, claims or administrative matters pending, or to the Knowledge of Threshold, threatened or reasonably anticipated against Threshold relating to any employee, employment agreement, independent contractor, independent contractor agreement or Threshold Employee Plan. There are no pending or, to the Knowledge of Threshold, threatened or reasonably anticipated claims or actions against Threshold or any trustee of Threshold under any worker’s compensation policy or long-term disability policy. Threshold is not a party to a conciliation agreement, consent decree or other agreement or order with any federal, state, or local agency or Governmental Body with respect to employment practices. Threshold has good labor relations.

(n) Except as noted on Section 3.14(n) of the Threshold Disclosure Schedule, all individuals employed by Threshold and its Subsidiaries are employed at-will and Threshold and its Subsidiaries have no employment or other agreements that contain any severance, change in control, or termination pay liabilities, and all agreements with independent contractors or consultants may be terminated by Threshold without penalty or liability with 30 days or less notice. No current or former independent contractor of Threshold or any of its Subsidiaries would reasonably be deemed to be a misclassified employee. Except as set forth on Section 3.14(n) of the Threshold Disclosure Schedule, no independent contractor is eligible to participate in any Threshold Employee Plan. Neither Threshold nor any of its Subsidiaries has material liability with respect to any misclassification of: (A) any Person as an independent contractor rather than as an employee, (B) any employee leased from another employer, or (C) any employee currently or formerly classified as exempt from overtime wages. Neither Threshold nor any of its Subsidiaries has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied. No terminations of employees of Threshold prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state or local law.

(o) No employee of Threshold or any of its Subsidiaries is covered by an effective or pending collective bargaining agreement or similar labor agreement. To the Knowledge of Threshold, there has not been any activity on behalf of any labor organization or employee group to organize any such employees. To the Knowledge of Threshold, there is not, and no employee of Threshold has threatened, any labor dispute, work stoppage, labor strike or lockout against Threshold or any of its Subsidiaries. To the Knowledge of Threshold, there are no (i) unfair labor practice charges or complaints against Threshold or any of its Subsidiaries pending before the National Labor Relations Board or any other labor relations tribunal or authority and to the knowledge of Threshold no such charges or complaints are threatened, (ii) representation claims or petitions pending before the National Labor Relations Board or any other labor relations tribunal or authority or (iii) grievances or pending arbitration proceedings against Threshold or any of its Subsidiaries that arose out of or under any collective bargaining agreement.

(p) There is no Contract or arrangement to which Threshold or any Threshold Affiliate is a party or by which it is bound to compensate any of its current or former employees, independent contractors or directors for additional income or excise taxes paid pursuant to Sections 409A or 4999 of the Code.

(q) Neither Threshold nor any Threshold Affiliate is a party to any Contract that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Section 280G of the Code or (ii) any amount the deduction for which would be disallowed under Section 162(m) of the Code.

(r) None of the execution and delivery of this Agreement, or the consummation of the Contemplated Transactions or any termination of employment or service or any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event, (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any employee, independent contractor or director of Threshold, (ii) materially increase or otherwise enhance any benefits otherwise payable by Threshold, (iii) result in the acceleration of the time of payment or vesting of any such benefits, except as required under Section 411(d)(3) of the Code, (iv) increase the amount of compensation due to any Person by Threshold or (v) result in the forgiveness in whole or in part of any outstanding loans made by Threshold to any Person.

3.15 Environmental Matters. Threshold and each Threshold Subsidiary is in material compliance with all applicable Environmental Laws, which compliance includes the possession by Threshold of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof other than any failure to be in compliance or possess any such permits and authorized that is not a Threshold Material Adverse Effect. Neither Threshold nor any of its Subsidiaries has received since January 1, 2014 any written notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that Threshold or any of the Threshold Subsidiaries is not in compliance with any Environmental Law, and, to the Knowledge of Threshold, there are no circumstances that may prevent or interfere with Threshold’s compliance with any Environmental Law in the future. To the Knowledge of Threshold: (i) no current or prior owner of any property leased or controlled by Threshold or any of its Subsidiaries has received since January 1, 2014, any written notice or other communication relating to property owned or leased at any time by Threshold, whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner or Threshold or any of its Subsidiaries is not in compliance with or has violated any Environmental Law relating to such property and (ii) neither Threshold nor any of its Subsidiaries has any material liability under any Environmental Law.

3.16 Insurance.

(a) Threshold made available to Molecular accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Threshold and each Threshold Subsidiary, as of the date of this Agreement. Each of such insurance policies is in full force and effect and Threshold and each Threshold Subsidiary is in compliance with the terms thereof. As of the date of this Agreement, other than customary end of policy notifications from insurance carriers, since January 1, 2016, neither Threshold nor any Threshold Subsidiary has received any notice or other communication regarding any actual or possible: (a) cancelation or invalidation of any insurance policy; (b) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy; or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy. There is no pending workers’ compensation or other claim under or based upon any insurance policy of Threshold or any Threshold Subsidiary. All information provided to insurance carriers (in applications and otherwise) on behalf of Threshold and each Threshold Subsidiary is accurate and complete. Threshold and each Threshold Subsidiary have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened in writing against Threshold or any Threshold Subsidiary, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Threshold or any Threshold Subsidiary of its intent to do so.

(b) Threshold has delivered to Molecular accurate and complete copies of the existing policies (primary and excess) of directors’ and officers’ liability insurance maintained by Threshold and each Threshold Subsidiary as of the date of this Agreement (the “Existing Threshold D&O Policies”). Section 3.16(b) of the Threshold Disclosure Schedule accurately sets forth, as of the date of this Agreement, the most recent annual premiums paid by Threshold and each Threshold Subsidiary with respect to the Existing Threshold D&O Policies. All premiums for the Existing Threshold D&O Policies have been paid.

3.17 Legal Proceedings; Orders.

(a) There is no pending Legal Proceeding, and, to the Knowledge of Threshold, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Threshold or any of the Threshold Subsidiary, or to the Knowledge of Threshold, any director or officer of Threshold (in his or her capacity as such) or any of the material assets owned or used by Threshold or any of the Threshold Subsidiaries; or (ii) that challenges, or that would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions, in each case, except for any such Legal Proceedings that would not constitute a Threshold Material Adverse Effect. To the Knowledge of Threshold, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding.

(b) There is no order, writ, injunction, judgment or decree to which Threshold or any Threshold Subsidiary, or any of the material assets owned or used by Threshold or any Threshold Subsidiary, is subject. To the Knowledge of Threshold, no officer of Threshold or any Threshold Subsidiary is subject to any order, writ, injunction, judgment or decree that prohibits such officer from engaging in or continuing any conduct, activity or practice relating to the business of Threshold or any Threshold Subsidiary or to any material assets owned or used by Threshold or any Threshold Subsidiary.

3.18 Inapplicability of Anti-takeover Statutes. The Threshold Board of Directors and the board of directors of Merger Sub have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Threshold Stockholder Support Agreements and to the consummation of Contemplated Transactions. No other state takeover statute or similar Legal Requirement applies or purports to apply to the Merger, this Agreement, the Threshold Stockholder Support Agreements or any of the other Contemplated Transactions.

3.19 No Financial Advisor. Except as set forth on Section 3.19 of the Threshold Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Threshold or any of the Threshold Subsidiaries.

3.20 Disclosure. The information supplied by Threshold and each Threshold Subsidiary for inclusion in the Proxy Statement / Prospectus / Information Statement will not, as of the date of the Proxy Statement / Prospectus / Information Statement or as of the date such information is first mailed to Threshold Stockholders, (i) contain any untrue statement of any material fact or (ii) omit to state any material fact necessary in order to make such information, in the light of the circumstances under which such information is provided, not false or misleading.

3.21 Bank Accounts; Deposits.

(a) Section 3.21 of the Threshold Disclosure Schedule provides accurate information with respect to each account maintained by or for the benefit of Threshold or any of the Threshold Subsidiaries at any bank or other financial institution, including the name of the bank or financial institution, the account number, the balance as of December 31, 2016 and the names of all individuals authorized to draw on or make withdrawals from such accounts.

(b) All deposits of Threshold and any Threshold Subsidiary (including those set forth on the Threshold Unaudited Interim Balance Sheet) which are individually more than $100,000 or more than $250,000 in the aggregate are fully refundable to Threshold.

3.22 Transactions with Affiliates. Except as set forth in the Threshold SEC Documents filed prior to the date of this Agreement, since the date of Threshold’s last proxy statement filed in 2016 with the SEC, no event has occurred that would be required to be reported by Threshold pursuant to Item 404 of Regulation S-K promulgated by the SEC. No Person is (or may be deemed to be) an Affiliate of Threshold as of the date of this Agreement.

3.23 Valid Issuance. The Threshold Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement be validly issued, fully paid and nonassessable.

3.24 Code of Ethics. Threshold has adopted a code of ethics, as defined by Item 406(b) of Regulation S-K of the SEC, for senior financial officers, applicable to its principal executive officer, principal financial officer, controller or principal accounting officer, or persons performing similar functions. Threshold has promptly disclosed any change in or waiver of Threshold’s code of ethics with respect to any such persons, as required by Section 406(b) of the Sarbanes-Oxley Act. To the Knowledge of Threshold, there have been no violations of provisions of Threshold’s code of ethics by any such persons.

3.25 Opinion of Financial Advisor. The Threshold Board of Directors has received an opinion of Ladenburg Thalmann & Co. Inc., the financial advisor to Threshold, dated the date of this Agreement, to the effect that, subject to the assumptions and limitations set forth therein, the Exchange Ratio is fair to the Threshold Stockholders from a financial point of view. Threshold will furnish an accurate and complete copy of such opinion to Molecular promptly following execution of this Agreement.

3.26 Shell Company Status. Threshold is not an issuer identified in Rule 144(i)(1) or of the Securities Act or a shell company as defined in Rule 12b-2 of the Exchange Act.

3.27 Exclusivity of Representations; Reliance.

(a) Except as expressly set forth in this Article 3, neither Threshold, the Threshold Subsidiaries, nor any Person on behalf of Threshold or the Threshold Subsidiaries has made, nor are any of them making, any representation or warranty, written or oral, express or implied, at law or in equity, including with respect to merchantability or fitness for any particular purpose, in respect of Threshold or its business in connection with the transactions contemplated hereby, including any representations or warranties about the accuracy or completeness of any information or documents previously provided (including with respect to any financial or other projections therein), and any other such representations and warranties are hereby expressly disclaimed.

(b) Threshold and Merger Sub acknowledge and agree that, except for the representations and warranties of Molecular set forth in Article 2, none of Threshold, Merger Sub or any of their respective Representatives is relying on any other representation or warranty of Molecular or any other Person made outside of Article 2 of this Agreement, including regarding the accuracy or completeness of any such other representations or warranties or the omission of any material information, whether express or implied, in each case with respect to the Contemplated Transactions.

ARTICLE 4. CERTAIN COVENANTS OF THE PARTIES

4.1 Access and Investigation. Subject to the terms of the Confidentiality Agreement which the Parties agree will continue in full force following the date of this Agreement, during the period commencing on the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with the terms hereto and the Effective Time (the “Pre-Closing Period”), upon reasonable notice each Party shall, and shall use commercially reasonable efforts to cause such Party’s Representatives to:

(a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries;

(b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; and

(c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer or other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary or reasonably appropriate. Without limiting the generality of any of the foregoing, during the Pre-Closing Period, each Party shall promptly make available to the other Party copies of:

(i) the unaudited monthly consolidated balance sheets of such Party as of the end of each calendar month and the related unaudited monthly consolidated statements of operations, statements of stockholders’ equity and statements of cash flows for such calendar month, which shall be delivered within 30 calendar days after the end of such calendar month, or such longer periods as the Parties may agree to in writing;

(ii) all material operating and financial reports prepared by such Party for its senior management, including sales forecasts, marketing plans, development plans, discount reports, write-off reports, hiring reports and capital expenditure reports prepared for its management;

(iii) any written materials or communications sent by or on behalf of a Party to its stockholders;

(iv) any material notice, document or other communication sent by or on behalf of a Party to any party to any Threshold Material Contract or Molecular Material Contract, as applicable, or sent to a Party by any party to any Threshold Material Contract or Molecular Material Contract in connection the Contemplated Transactions, as applicable;

(v) any notice, report or other document filed with or otherwise furnished, submitted or sent to any Governmental Body on behalf of a Party in connection with the Merger or any of the Contemplated Transactions;

(vi) any non-privileged notice, document or other communication sent by or on behalf of, or sent to, a Party relating to any pending or threatened Legal Proceeding involving or affecting such Party; and

(vii) any material notice, report or other document received by a Party from any Governmental Body.

(d) Notwithstanding the foregoing, (i) any Party may restrict the foregoing access to the extent that such Party reasonably believes any Legal Requirement applicable to such Party requires such Party to restrict or prohibit access to any of such Party’s properties or information and (ii) neither Party nor its respective Representatives or Subsidiaries shall be required to provide access to or disclose information where such Party reasonably believes access or disclosure would jeopardize the protection of attorney-client privilege.

4.2 Operation of Threshold’s Business.

(a) Except as set forth on Section 4.2(a) of the Threshold Disclosure Schedule, as expressly required or permitted by this Agreement, including in connection with the Potentially Transferable Assets Dispositions, or as required by applicable Legal Requirements, during the Pre-Closing Period, Threshold shall: (i) conduct its business and operations in the Ordinary Course of Business; (ii) continue to pay outstanding accounts payable and other current Liabilities (including payroll) when due and payable, subject to good faith disputes; and (iii) conduct its business and operations in compliance with all applicable Legal Requirements.

(b) Without limiting the generality of the foregoing, during the Pre-Closing Period, except as set forth on Section 4.2(b) of the Threshold Disclosure Schedule, as expressly required or permitted by this Agreement, or as required by applicable Legal Requirements, Threshold shall not, without the prior written consent of Molecular (which consent shall not be unreasonably withheld or delayed):

(i) (A) declare, accrue, set aside or pay any dividend or made any other distribution in respect of any shares of Threshold Capital Stock or (B) repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities except pursuant to Threshold Warrants existing as of the date of this Agreement;

(ii) sell, issue or grant, or authorize the issuance of: (A) any capital stock or other security (except for shares of Threshold Common Stock issued upon the valid exercise of Threshold Options or Threshold Warrants outstanding as of the date of this Agreement), (B) any option, warrant or right to acquire any capital stock or any other security, (C) any equity-based award or instrument convertible into or exchangeable for any capital stock or other security, or (D) any debt securities or any rights to acquire any debt securities;

(iii) amend the certificate of incorporation, bylaws or other charter or organizational documents of Threshold or Merger Sub, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity;

(v) (A) lend money to any Person (except for reasonable advances to employees and consultants for travel and other reasonable business related expenses in the ordinary course of business), (B) incur or guarantee any indebtedness for borrowed money, other than in the Ordinary Course of Business, (C) guarantee any debt securities of others, or (D) make any capital expenditure or commitment individually in excess of $25,000 or in excess of $50,000 in the aggregate;

(vi) (A) adopt, establish or enter into any Threshold Employee Plan, (B) cause or permit any Threshold Employee Plan to be amended other than as required by Legal Requirement, including in order to make amendments for the purposes of Section 409A of the Code, subject to prior review and approval (with such approval not to be unreasonably withheld, conditioned or delayed) by Molecular, (C) hire any additional employees or independent contractors or enter into or amend the term of any employment or consulting agreement with any employee or independent contractor other than as reasonably necessary for the completion of the Contemplated Transactions, (D) enter into any Contract with a labor union or collective bargaining agreement, (E) except as provided in the Threshold Disclosure Schedule, pay any bonus or make any profit-sharing or similar payment to (other than in the Ordinary Course of Business), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors or employees, (F) except as provided in the Threshold Disclosure Schedule, accelerate the vesting of or entitlement to any payment, award, compensation or benefit with respect to any Threshold Associate, (G) except as provided in the Threshold Disclosure Schedule, pay or increase the severance or change of control benefits offered to any Threshold Associate, or (H) provide or make any Tax-related gross-up payment, provided, that Threshold may pay those Terminated Threshold Associate Payments set forth on Schedule 5.6(a) to the Terminated Threshold Associates in connection with their termination of employment or service;

(vii) enter into any material transaction outside the Ordinary Course of Business;

(viii) except as set forth on Section 4.2(b)(iv) of the Threshold Disclosure Schedule, acquire any material asset nor sell, lease, or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, in each case, other than in the Ordinary Course of Business;

(ix) (A) make, change or revoke any material Tax election, (B) file any material amendment to any Tax Return, (C) adopt or change any accounting method in respect of Taxes, (D) change any annual Tax accounting period, (E) enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords, (F) enter into any closing agreement with respect to any Tax, (G) settle or compromise any claim, notice, audit report or assessment in respect of material Taxes, (H) apply for or enter into any ruling from any Tax authority with respect to Taxes, (I) surrender any right to claim a material Tax refund, or (J) consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(x) enter into, amend or terminate any Threshold Contract that, if effective as of the date hereof, would constitute a Threshold Material Contract;

(xi) initiate or settle any Legal Proceeding;

(xii) after the Net Cash Calculation is finalized pursuant to Section 1.6, incur any Liabilities or otherwise take any actions other than in the Ordinary Course of Business so as to cause the final Net Cash Calculation to differ materially from actual Net Cash as of the Closing;

(xiii) adopt any stockholder rights plan or similar arrangement;

(xiv) use, amend or terminate its current at-the-market facility or enter into any similar program or facility;

(xv) renew, extend or modify the current sublease for Threshold’s principal executive office space; or

(xvi) agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement is intended to give Molecular, directly or indirectly, the right to control or direct Threshold’s operations during the Pre-Closing Period.

4.3 Operation of Molecular’s Business.

(a) Except as set forth on Section 4.3(a) of the Molecular Disclosure Schedule, as expressly required or permitted by this Agreement or as required by applicable Legal Requirements, during the Pre-Closing Period, Molecular shall: (i) conduct its business and operations in the Ordinary Course of Business; (ii) continue to pay outstanding accounts payable and other current Liabilities (including payroll) when due and payable, subject to good faith disputes; (iii) continue to make regularly scheduled payments on its existing debt when due and payable; and (iv) conduct its business and operations in compliance with all applicable Legal Requirements.

(b) Without limiting the generality of the foregoing, during the Pre-Closing Period, except as set forth on Section 4.3(b) of the Molecular Disclosure Schedule, as expressly permitted by this Agreement, or as required by applicable Legal Requirements, Molecular shall not, nor shall it permit any of its Subsidiaries to, without the prior written consent of Threshold (which consent shall not be unreasonably withheld or delayed):

(i) (A) declare, accrue, set aside or pay any dividend or made any other distribution in respect of any shares of Molecular Capital Stock or (B) repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities except pursuant to Molecular Contracts existing as of the date of this Agreement;

(ii) sell, issue or grant, or authorize the issuance of: (A) any capital stock or other security (except in connection with shares of Molecular Common Stock issued upon the valid exercise of Molecular Options or Molecular Warrants outstanding as of the date of this Agreement), (B) any option, warrant or right to acquire any capital stock or any other security (except for the grant of options to purchase up to an aggregate 191,042 shares of Molecular Common Stock), (C) any equity-based award or instrument convertible into or exchangeable for any capital stock or other security, or (D) any debt securities or any rights to acquire any debt securities;

(iii) amend the certificate of incorporation, bylaws or other charter or organizational documents of Molecular, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity;

(v) except as set forth on this Section 4.3(b)(v) of the Molecular Disclosure Schedule, (A) lend money to any Person (except for reasonable advances to employees and consultants for travel and other reasonable business related expenses in the ordinary course of business), (B) incur or guarantee any indebtedness for borrowed money, other than in the Ordinary Course of Business or under the Molecular Loan and Security Agreement, (C) guarantee any debt securities of others, or (D) make any capital expenditure or commitment in excess of $250,000;

(vi) (A) adopt, establish or enter into any Molecular Employee Plan, (B) cause or permit any Molecular Employee Plan to be amended other than as required by Legal Requirement, including in order to make amendments for the purposes of Section 409A of the Code, subject to prior review and approval (with such approval not to be unreasonably withheld, conditioned or delayed) by Threshold, (C) enter into any Contract with a labor union or collective bargaining agreement, (D) except as provided in the Molecular Disclosure Schedule, pay any bonus or make any profit-sharing or similar payment to (other than in the Ordinary Course of Business), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors or employees, (E) except as provided in the Molecular Disclosure Schedule, accelerate the vesting of or entitlement to any payment, award, compensation or benefit with respect to any Molecular Associate, (F) except as provided in the Molecular Disclosure Schedule, pay or increase the severance or change of control benefits offered to any Molecular Associate, or (G) provide or make any Tax-related gross-up payment;

(vii) except as set forth on this Section 4.3(b)(vii) of the Molecular Disclosure Schedule, acquire any material asset nor sell, lease, or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, in each case, other than in the Ordinary Course of Business;

(viii) (A) make, change or revoke any material Tax election, (B) file any material amendment to any Tax Return, (C) adopt or change any accounting method in respect of Taxes, (D) change any annual Tax accounting period, (E) enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement, other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers or landlords, (F) enter into any closing agreement with respect to any Tax, (G) settle or compromise any claim, notice, audit report or assessment in respect of material Taxes, (H) apply for or enter into any ruling from any Tax authority with respect to Taxes, (I) surrender any right to claim a material Tax refund, or (J) consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment; or

(ix) Enter into, amend or terminate any Molecular Contract that, if effective as of the date hereof, would constitute a Molecular Material Contract; provided, however, that notwithstanding the consent requirement set forth in this Section 4.3(b), Molecular shall be entitled to take such actions upon prompt written notice to Threshold;

(x) initiate or settle any Legal Proceeding;

(xi) adopt any stockholder rights plan or similar arrangement;

(xii) Except as set forth on Section 4.3(b)(xii) of the Molecular Disclosure Schedule, renew, extend or modify the current leases or sublease for Molecular’s principal executive office space; or

(xiii) agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement is intended to give Threshold, directly or indirectly, the right to control or direct Molecular’s operations during the Pre-Closing Period.

4.4 Notification of Certain Matters.

(a) During the Pre-Closing Period, Threshold shall:

(i) promptly notify Molecular of: (A) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (B) any Legal Proceeding against, relating to, involving or otherwise affecting Threshold, or to the Knowledge of Threshold, any director or officer of Threshold, that is commenced or asserted against, or, to the Knowledge of Threshold, threatened against, Threshold or any director or officer of Threshold; and (C) any notice or other communication from any Person alleging that any payment or other obligation is or will be owed to such Person at any time before or after the date of this Agreement, except for invoices or other communications related to agreements or dealings in the Ordinary Course of Business or payments or obligations identified in this Agreement, including the Threshold Disclosure Schedule; and

(ii) promptly notify Molecular in writing of: (A) the discovery by Threshold of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes an inaccuracy in any representation or warranty made by Threshold in this Agreement in a manner that causes the condition set forth in Section 8.1 not to be satisfied; (B) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute an inaccuracy in any representation or warranty made by Threshold in this Agreement in a manner that causes the condition set forth in Section 8.1 not to be satisfied if: (1) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (2) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (C) any breach of any covenant or obligation of Threshold in a manner that causes the condition set forth in Section 8.2 not to be satisfied; and (D) any event, condition, fact or circumstance that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Article 6, Article 7, or Article 8 impossible or materially less likely. No notification given to Molecular pursuant to this Section 4.4(a) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Threshold contained in this Agreement or the Threshold Disclosure Schedule for purposes of Section 8.1.

(b) During the Pre-Closing Period, Molecular shall:

(i) promptly notify Threshold of: (A) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (B) any Legal Proceeding against, relating to, involving or otherwise affecting Molecular or any of its Subsidiaries, or to the Knowledge of Molecular, any director or officer of Molecular, that is commenced or asserted against, or, to the Knowledge of Molecular, threatened against, Molecular, any of its Subsidiaries, or any director or officer of Molecular; and (C) any notice or other communication from any Person alleging that any payment or other obligation is or will be owed to such Person at any time before or after the date of this Agreement, except for invoices or other communications related to agreements or dealings in the Ordinary Course of Business or payments or obligations identified in this Agreement, including the Molecular Disclosure Schedule; and

(ii) promptly notify Threshold in writing, of: (i) the discovery by Molecular of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes an inaccuracy in any representation or warranty made by Molecular in this Agreement in a manner that causes the condition set forth in Section 7.1 not to be satisfied; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute an inaccuracy in any representation or warranty made by Molecular in this Agreement in a manner that causes the condition set forth in Section 7.1 not to be satisfied if: (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any breach of any covenant or obligation of Molecular in a manner that causes the condition set forth in Section 7.2 not to be satisfied; and (iv) any event, condition, fact or circumstance that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Article 6, Article 7, or Article 8 impossible or materially less likely. No notification given to Threshold pursuant to this Section 4.4(b) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Molecular contained in this Agreement or the Molecular Disclosure Schedule for purposes of Section 7.1.

4.5 No Solicitation.

(a) Each Party agrees that neither it nor any of its Subsidiaries shall, nor shall it nor any of its Subsidiaries authorize or permit any of the Representatives retained by it or any of its Subsidiaries to directly or indirectly, other than with respect to Threshold, as necessary to communicate, discuss, negotiate or consummate the Potentially Transferable Assets Dispositions: (i) solicit, initiate, respond to or take any action knowingly to facilitate or encourage any inquiries or the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) enter into or participate in any discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iii) furnish any information regarding such Party to any Person in connection with, in response to, relating to or for the purpose of assisting with or facilitating an Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Sections 5.2 and 5.3); (v) execute or enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction other than a confidentiality agreement permitted under Section 4.5(b) (an “Acquisition Agreement”); or (vi) grant any waiver or release under any confidentiality, standstill or similar agreement (other than to the other Party) provided, that, each Party may grant such waiver or release under any confidentiality, standstill or similar agreement to a third party if the Board of Directors of such Party determines in good faith based on the advice of outside legal counsel, that the failure to take such action would reasonably constitute a breach of the fiduciary duties of the Board of Directors of such Party under applicable Legal Requirements. Notwithstanding the foregoing, with respect to Threshold, the subjects of any communications, discussions or negotiations, or the furnishing of information, in each case in connection with the Potentially Transferable Assets Dispositions pursuant to clauses (i) through (vii) in the preceding sentence shall be limited to information that is reasonably related to the Potentially Transferable Assets and, for the avoidance of doubt, shall not include any non-public information regarding (x) Threshold’s other assets, businesses or operations or (y) the Contemplated Transactions.

(b) Notwithstanding anything contained in Section 4.5(b), prior to receipt of the Required Molecular Stockholder Vote, in the case of Molecular, or the Required Threshold Stockholder Vote, in the case of Threshold, (i) such Party may enter into discussions or negotiations with, any Person that has made (and not withdrawn) a bona fide, unsolicited, Acquisition Proposal, which such Party’s Board of Directors determines in good faith, after consultation with its independent financial advisor, if any, and its outside legal counsel, constitutes, or would reasonably be expected to result in, a Superior Offer, and (ii) thereafter furnish to such Person non-public information regarding such Party pursuant to an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions, no hire provisions and “standstill” provisions) at least as favorable to such Party as those contained in the Confidentiality Agreement, but in each case of the foregoing clauses (i) and (ii), only if: (A) neither such Party nor any Representative of such Party has breached this Section 4.5; (B) the Board of Directors of such Party determines in good faith based on the advice of outside legal counsel, that the failure to take such action would reasonably constitute a breach of the fiduciary duties of the Board of Directors of such Party under applicable Legal Requirements; (C) at least 24 hours prior to furnishing any such non-public information to, or entering into discussions with, such Person, such Party gives the other Party written notice of the identity of such Person and of such Party’s intention to furnish nonpublic information to, or enter into discussions with, such Person; and (D) at least 24 hours prior to furnishing any such non-public information to such Person, such Party furnishes such non-public information to Molecular or Threshold, as applicable (to the extent such non-public information has not been previously furnished by such Party to Molecular or Threshold, as applicable). Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any Representative of such Party (whether or not such Representative is purporting to act on behalf of such Party) takes any action that, if taken by such Party, would constitute a breach of this Section 4.5 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.5 by such Party for purposes of this Agreement.

(c) If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than 24 hours after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof). Such Party shall keep the other Party fully informed, on a current basis, in all material respects with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any modification or proposed modification thereto. In addition to the foregoing, each Party shall provide the other Party with at least five Business Days’ written notice of a meeting of its board of directors (or any committee thereof) at which its board of directors (or any committee thereof) is reasonably expected to consider an Acquisition Proposal or Acquisition Inquiry it has received.

(d) Each Party shall and shall cause its respective Representatives to, cease immediately and cause to be terminated, and shall not authorize or knowingly permit any of its or their Representatives to continue, any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date hereof with respect to any Acquisition Proposal and shall use its reasonable best efforts to cause any such third party (or its Representatives) in possession of non-public information in respect of such Party or its Subsidiaries that was furnished by or on behalf of such Party or its Subsidiaries to return or destroy (and confirm destruction of) all such information.

4.6 Potentially Transferable Assets. Threshold shall be entitled, but under no obligation, to sell, transfer, license, assign or otherwise divest the Potentially Transferable Assets for fair market value to a nonaffiliated third party in a bona fide arm’s length transaction that does not require any post-disposition expenditures or payments by Threshold, except for commercially reasonable indemnification obligations (each a “Potentially Transferable Asset Disposition” and collectively, the “Potentially Transferable Assets Dispositions”); provided, however, that the foregoing shall not apply to any Potentially Transferable Asset Disposition (whether alone or in combination with any other Potentially Transferable Assets Dispositions) that constitutes a sale of substantially all assets of Threshold for purposes of Section 271 of the DGCL. Notwithstanding anything to the contrary in this Agreement, the Merger and the other Contemplated Transactions shall not be delayed by or conditioned upon any Potentially Transferable Asset Disposition. Each Party acknowledges that Threshold may not be successful in completing, or may determine not to proceed, with any Potentially Transferable Assets Dispositions. For clarity, if the Potentially Transferable Assets Dispositions are not completed prior to the Effective Time, the Potentially Transferable Assets shall be retained by Threshold.

ARTICLE 5. ADDITIONAL AGREEMENTS OF THE PARTIES

5.1 Registration Statement; Proxy Statement / Prospectus / Information Statement.

(a) As promptly as practicable after the date of this Agreement, the Parties shall prepare and cause to be filed with the SEC the Proxy Statement / Prospectus / Information Statement and the Form S-4 Registration Statement, in which the Proxy Statement / Prospectus / Information Statement will be included as a prospectus.

(b) Threshold shall notify Molecular promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement / Prospectus / Information Statement or the Form S-4 Registration Statement or for additional information and shall supply Molecular with copies of (i) all correspondence between Threshold or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the

Proxy Statement / Prospectus / Information Statement, the Form S-4 Registration Statement or the Contemplated Transactions and (ii) all orders of the SEC relating to the Form S-4 Registration Statement. Threshold shall use its commercially reasonable efforts to respond as promptly as reasonably practicable to any comments of the SEC or the staff of the SEC with respect to the Proxy Statement / Prospectus / Information Statement and Form S-4 Registration Statement, and Molecular and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff.

(c) Each of the Parties shall use commercially reasonable efforts to cause the Form S-4 Registration Statement and the Proxy Statement / Prospectus / Information Statement to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. Each of the Parties shall use commercially reasonable efforts to cause the Proxy Statement / Prospectus / Information Statement to be mailed to Threshold’s stockholders as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s subsidiaries and such Party’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If any event relating to Molecular occurs, or if Molecular becomes aware of any information, that should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Proxy Statement / Prospectus/ Information Statement, then Molecular shall promptly inform Threshold thereof and shall cooperate fully with Threshold in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the stockholders of Threshold and Molecular.

(d) Prior to the Effective Time, Threshold shall use commercially reasonable efforts to obtain all regulatory approvals needed to ensure that the Threshold Common Stock to be issued in the Merger (to the extent required) be registered or qualified or exempt from registration or qualification under the securities law of every jurisdiction of the United States in which any registered holder of Molecular Capital Stock has an address of record on the record date for determining the stockholders entitled to notice of and to vote pursuant to the Molecular Stockholder Written Consent; provided, however, that Threshold shall not be required: (i) to qualify to do business as a foreign corporation in any jurisdiction in which it is not now qualified; or (ii) to file a general consent to service of process in any jurisdiction.

(e) Molecular shall reasonably cooperate with Threshold and provide Threshold, and require its Representatives to provide, Threshold and its Representatives, advisors, accountants and attorneys, with all true, correct and complete information regarding Molecular that is required by Legal Requirement to be included in the Form S-4 Registration Statement or reasonably requested from Molecular to be included in the Form S-4 Registration Statement. Prior to filing of the Form S-4 Registration Statement, Threshold (and Merger Sub) and Molecular shall use their respective reasonable best efforts to execute and deliver to Cooley LLP (“Cooley”) and to Pillsbury Winthrop Shaw Pittman LLP (“Pillsbury”) the applicable “Tax Representation Letters” referenced in Section 5.11(c). Following the delivery of the Tax Representation Letters pursuant to the preceding sentence, Threshold and Molecular shall use their respective reasonable best efforts to cause Cooley to deliver to Threshold, and to cause Pillsbury to deliver to Molecular, a tax opinion satisfying the requirements of Item 601 of Regulation S-K promulgated under the Securities Act. In rendering such opinions, each of such counsel shall be entitled to rely on the Tax Representation Letters referred to in this Section 5.1(e) and Section 5.11(c).

5.2 Molecular Stockholder Written Consent.

(a) Promptly after the S-4 Registration Statement has been declared effective by the SEC under the Securities Act, and in any event no later than five Business Days thereafter, Molecular shall obtain the Molecular Stockholder Written Consent for purposes of (i) adopting this Agreement, and approving the Merger, the Preferred Stock Conversion, the conversion of the Molecular Convertible Notes, the termination of the Investor Agreements, other certain actions and the actions contemplated by this Agreement (the “Molecular Stockholder Matters”); (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a copy of which was attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL; and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL.

(b) Molecular agrees that, subject to Section 5.2(c): (i) the Molecular Board of Directors shall recommend that Molecular Stockholders vote to approve the Molecular Stockholder Matters (the “Molecular Board Recommendation”) and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 5.2(a); and (ii) (A) the Molecular Board Recommendation shall not be withdrawn or modified in a manner adverse to Threshold, and no resolution by the Molecular Board of Directors or any committee thereof to withdraw or modify the Molecular Board Recommendation in a manner adverse to Threshold shall be adopted or proposed and (B) the Molecular Board of Directors shall not recommend any Acquisition Transaction (collectively a “Molecular Board Adverse Recommendation Change”).

(c) Notwithstanding the foregoing, at any time prior to the receipt of the Required Molecular Stockholder Vote, the Molecular Board of Directors may make a Molecular Board Adverse Recommendation Change, if: (i) the Molecular Board of Directors has received an Acquisition Proposal that the Molecular Board of Directors has determined in its good faith judgment, after consultation with Molecular’s outside legal counsel, constitutes a Superior Offer or (ii) as a result of a material development or change in circumstances (other than an Acquisition Proposal) that affects the business, assets or operations of Molecular that occurs or arises after the date of this Agreement (a “Molecular Intervening Event”), the Molecular Board of Directors determines in its good faith judgment, after consultation with Molecular’s outside legal counsel, that the failure to make a Molecular Board Adverse Recommendation Change would reasonably constitute a breach of its fiduciary obligations under applicable Legal Requirements; provided, however, that prior to Molecular taking any action permitted under this Section 5.2(c), (A) in the case of a Superior Offer, (1) Molecular must promptly notify Threshold, in writing, at least five Business Days (the “Notice Period”) before making a Molecular Board Adverse Recommendation Change, of its intention to take such action with respect to a Superior Offer, which notice shall state expressly that Molecular has received an Acquisition Proposal that the Molecular Board of Directors intends to declare a Superior Offer and that the Molecular Board of Directors intends to make a Molecular Board Adverse Recommendation Change, and (2) Molecular attaches to such notice the most current version of the proposed agreement (which version shall be updated on a prompt basis) and the identity of the third party making such Superior Offer; or (B) in the case of a Molecular Intervening Event, Molecular promptly notifies Threshold, in writing, within the Notice Period before making a Molecular Board Adverse Recommendation Change, which notice shall state expressly the material facts and circumstances related to the applicable Molecular Intervening Event and that the Molecular Board of Directors intends to make a Molecular Adverse Recommendation Change.

(d) Unless the Molecular Board of Directors has effected a Molecular Board Adverse Recommendation Change in accordance with Section 5.2(c), Molecular’s obligation to solicit the consent of its stockholders to sign the Molecular Stockholder Written Consent in accordance with Section 5.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any withdrawal or modification of the Molecular Board Recommendation.

5.3 Threshold Stockholders’ Meeting.

(a) Promptly after the Form S-4 Registration Statement has been declared effective by the SEC under the Securities Act, Threshold shall: (i) take all action necessary under applicable Legal Requirements to call, give notice of and hold a meeting of the holders of Threshold Common Stock for the purpose of seeking approval of (A) the issuance of shares of Threshold Common Stock to the Molecular Stockholders pursuant to the terms of this Agreement, (B) if requested by Molecular prior to the filing with the SEC of the Proxy Statement /

Prospectus / Information Statement, the amendment of Threshold’s certificate of incorporation to increase the authorized shares of Threshold Common Stock, (C) the amendment of Threshold’s Certificate of Incorporation to effect the Reverse Split, (D) the amendment of Threshold’s certificate of incorporation to effect the name change of Threshold, (E) if requested by Molecular prior to the filing with the SEC of the Proxy Statement / Prospectus / Information statement, adoption of a new equity incentive plan and/or an employee stock purchase plan, with share reserve amounts recommended by the Molecular Board of Directors or a committee thereof, and (F) in accordance with Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, seeking advisory approval of a proposal to the Threshold Stockholders for a non-binding, advisory vote to approve certain compensation that may become payable to Threshold’s named executed officers in connection with the completion of the Merger, if applicable (the matters contemplated by the foregoing clauses (A)–(F), collectively, the “Threshold Stockholder Matters”); and (ii) mail to the Threshold Stockholders as of the record date established for stockholders’ meeting of Threshold, the Proxy Statement / Prospectus / Information Statement; provided, however, that in no event shall such meeting take place more than 60 calendar days after the date the S-4 Registration Statement is declared effective by the SEC (such meeting, the “Threshold Stockholders’ Meeting”).

(b) Threshold agrees that, subject to Section 5.3(c): (i) the Threshold Board of Directors shall recommend that the holders of Threshold Common Stock vote to approve the Threshold Stockholder Matters; (ii) the Proxy Statement / Prospectus / Information Statement shall include a statement to the effect that the Threshold Board of Directors recommends that Threshold Stockholders vote to approve the Threshold Stockholder Matters (the “Threshold Board Recommendation”); (iii) the Threshold Board of Directors shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 5.3(a) above; and (iv) (A) the Threshold Board Recommendation shall not be withdrawn or modified in a manner adverse to Molecular, and no resolution by the Threshold Board of Director or any committee thereof to withdraw or modify the Threshold Board Recommendation in a manner adverse to Molecular shall be adopted or proposed and (B) the Threshold Board of Directors shall not recommend any Acquisition Transaction (collectively a “Threshold Board Adverse Recommendation Change”).

(c) Notwithstanding the foregoing, at any time prior to the receipt of the Required Threshold Stockholder Vote, the Threshold Board of Directors may make a Threshold Board Adverse Recommendation Change, if: (i) the Threshold Board of Directors has received an Acquisition Proposal that the Threshold Board of Directors has determined in its good faith judgment, after consultation with Threshold’s outside legal counsel, constitutes a Superior Offer or (ii) as a result of a material development or change in circumstances (other than an Acquisition Proposal) that affects the business, assets or operations of Threshold that occurs or arises after the date of this Agreement (a “Threshold Intervening Event”), the Threshold Board of Directors determines in its good faith judgment, after consultation with Threshold’s outside legal counsel, that the failure to make a Threshold Board Adverse Recommendation Change would reasonably constitute a breach of its fiduciary obligations under applicable Legal Requirements; provided, however, that prior to Threshold taking any action permitted under this Section 5.3(c), (A) in the case of a Superior Offer, (1) Threshold must promptly notify Molecular, in writing, within the Notice Period before making a Threshold Board Adverse Recommendation Change, of its intention to take such action with respect to a Superior Offer, which notice shall state expressly that Threshold has received an Acquisition Proposal that the Threshold Board of Directors intends to declare a Superior Offer and that the Threshold Board of Directors intends to make a Threshold Board Adverse Recommendation Change, and (2) Threshold attaches to such notice the most current version of the proposed agreement (which version shall be updated on a prompt basis) and the identity of the third party making such Superior Offer; or (B) in the case of a Threshold Intervening Event, Threshold promptly notifies Molecular, in writing, within the Notice Period before making a Threshold Board Adverse Recommendation Change, which notice shall state expressly the material facts and circumstances related to the applicable Threshold Intervening Event and that the Threshold Board of Directors intends to make a Threshold Adverse Recommendation Change.

(d) Unless the Threshold Board of Directors has effected a Threshold Board Adverse Recommendation Change in accordance with Section 5.3(c), Threshold’s obligation to call, give notice of and hold the Threshold

Stockholders’ Meeting in accordance with Section 5.3(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or Acquisition Proposal, or by any withdrawal or modification of the Threshold Board Recommendation.

(e) Nothing contained in this Agreement shall prohibit Threshold or its Board of Directors from (i) taking and disclosing to the Threshold Stockholders a position as contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 under the Exchange Act (other than Rule 14d-9(f) under the Exchange Act), (ii) making any disclosure to the Threshold Stockholders if the Threshold Board of Directors determines in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure would reasonably constitute a breach of its fiduciary obligations under applicable Legal Requirements, and (iii) making a “stop, look and listen” communication to the Threshold Stockholders pursuant to Rule 14d-9(f) under the Exchange Act, provided, however, that (A) in the case of each of the foregoing clauses “(i)” and “(ii),” any such disclosure or public statement shall be deemed to be a Threshold Board Adverse Recommendation Change subject to the terms and conditions of this Agreement unless the Threshold Board of Directors reaffirms the Threshold Board Recommendation in such disclosure or public statement or within five Business Days of such disclosure or public statement; (B) in the case of clause “(iii),” any such disclosure or public statement shall be deemed to be a Threshold Board Adverse Recommendation Change subject to the terms and conditions of this Agreement unless the Threshold Board of Directors reaffirms the Threshold Board Recommendation in such disclosure or public statement or within 10 Business Days of such disclosure or public statement; and (C) Threshold shall not affect a Threshold Board Adverse Recommendation Change unless specifically permitted pursuant to the terms of Section 5.3(c).

5.4 Regulatory Approvals.

(a) Each Party shall use commercially reasonable efforts to take, or cause to be taken, all actions necessary to comply promptly with all Legal Requirements that may be imposed on such Party with respect to the Contemplated Transactions and, subject to the conditions set forth in Article 6 hereof, to consummate the Contemplated Transactions, as promptly as practicable. In furtherance and not in limitation of the foregoing, each Party hereto agrees to file or otherwise submit, as soon as practicable after the date of this Agreement, but in no event later than 10 Business Days of the date hereof, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing, the Parties shall prepare and file, if and as required, (a) the Notification and Report Forms pursuant to the HSR Act and (b) any notification or other document to be filed in connection with the Merger under any applicable foreign Legal Requirement relating to antitrust or competition matters. Molecular and Threshold shall respond as promptly as is practicable to: (i) any reasonable requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation; and (ii) any reasonable requests received from any state attorney general, competition authority or other Governmental Body in connection with antitrust or competition matters.

(b) Each of the Parties shall use its commercially reasonable efforts to (i) cooperate in all respects with each other in connection with timely making all required filings and submissions and timely obtaining all related consents, permits, authorizations or approvals pursuant to Section 5.4(a); and (ii) keep Molecular or Threshold, as applicable, informed in all material respects and on a reasonably timely basis of any communication received by such Party from, or given by such Party to, the Federal Trade Commission, the Department of Justice or any other Governmental Body relating to the Contemplated Transactions. Subject to applicable Legal Requirements relating to the exchange of information, each Party shall, to the extent practicable, give the other party reasonable advance notice of all material communications with any Governmental Body relating to the Contemplated Transactions and each Party shall have the right to attend or participate in material conferences, meetings and telephone or other communications between the other Parties and regulators concerning the Contemplated Transactions.

(c) Notwithstanding Sections 5.4(a) through 5.4(b) or any other provision of this Agreement to the contrary, in no event shall either Party be required to agree to (i) divest, license, hold separate or otherwise dispose of, encumber or allow a third party to utilize, any portion of its or their respective businesses, assets or contracts or (ii) take any other action that may be required or requested by any Governmental Body in connection with obtaining the consents, authorizations, orders or approvals contemplated by this Section 5.4 that, would have an adverse impact, in any material respect, on any of the Parties.

5.5 Molecular Options and Warrants.

(a) Subject to Section 5.5(c), at the Effective Time, each Molecular Option that is outstanding and unexercised immediately prior to the Effective Time under the 2009 Plan, whether or not vested, shall be assumed by Threshold and converted into an option to purchase Threshold Common Stock, and Threshold shall assume the 2009 Plan and each such Molecular Option in accordance with the terms (as in effect as of the date of this Agreement) of the 2009 Plan and the terms of the stock option agreement by which such Molecular Option is evidenced. All rights with respect to Molecular Common Stock under Molecular Options assumed by Threshold shall thereupon be converted into rights with respect to Threshold Common Stock. Accordingly, from and after the Effective Time: (i) each Molecular Option assumed by Threshold may be exercised solely for shares of Threshold Common Stock; (ii) the number of shares of Threshold Common Stock subject to each Molecular Option assumed by Threshold shall be determined by multiplying (A) the number of shares of Molecular Common Stock that were subject to such Molecular Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Threshold Common Stock; (iii) the per share exercise price for the Threshold Common Stock issuable upon exercise of each Molecular Option assumed by Threshold shall be determined by dividing (A) the per share exercise price of Molecular Common Stock subject to such Molecular Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Molecular Option assumed by Threshold shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Molecular Option shall otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of a Molecular Option, such Molecular Option assumed by Threshold in accordance with this Section 5.5(a) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Threshold Common Stock subsequent to the Effective Time; and (B) the Threshold Board of Directors or a committee thereof shall succeed to the authority and responsibility of the Molecular Board of Directors or any committee thereof with respect to each Molecular Option assumed by Threshold. Notwithstanding anything to the contrary in this Section 5.5(a), the conversion of each Molecular Option (regardless of whether such option qualifies as an “incentive stock option” within the meaning of Section 422 of the Code) into an option to purchase shares of Threshold Common Stock shall be made in a manner consistent with Treasury Regulation Section 1.424-1, such that the conversion of Molecular Option shall not constitute a “modification” of such Molecular Option for purposes of Section 409A or Section 424 of the Code.

(b) Threshold shall file with the SEC, no later than 30 calendar days after the Effective Time, a registration statement on Form S-8, if available for use by Threshold, relating to the shares of Threshold Common Stock issuable with respect to Molecular Options assumed by Threshold in accordance with Section 5.5(a).

(c) Prior to the Effective Time, Molecular shall take all actions that may be necessary (under the 2009 Plan, the Molecular Warrants and otherwise) to effectuate the provisions of this Section 5.5 and to ensure that, from and after the Effective Time, holders of Molecular Options and Molecular Warrants have no rights with respect thereto other than those specifically provided in this Section 5.5.

5.6 Threshold Employee and Benefits Matters.

(a) Effective immediately prior to the Closing Date, Threshold shall, and shall cause any of its Subsidiaries to, terminate the employment and service of each Threshold Associates (other than the Threshold directors) (the “Terminated Threshold Associates”) other than those employees which Molecular shall notify Threshold should not be terminated, such that neither Threshold nor any Threshold Subsidiary shall have any Threshold Associate in its employ or service as of the Effective Time other than those employees which Molecular has designated. As a condition to payment of any Terminated Threshold Associate Payment to a Terminated Threshold Associate, Threshold will use commercially reasonable efforts to obtain from each Terminated Threshold Associate an effective release of claims in a form approved by Molecular, with such release having become effective and irrevocable by its terms prior to the payment of any Terminated Threshold Associate Payment. Prior to the Closing, Threshold shall use commercially reasonable efforts to comply, in all material respects, with all of the requirements of the WARN Act and any applicable state Legal Requirement equivalent with respect to the Terminated Threshold Associates. Schedule 5.6(a) sets forth, with respect to each Terminated Threshold Associate, Threshold’s good faith estimate of the amount of all change of control payments, severance payments, termination or similar payments, retention payments, bonuses and other payments and benefits (including any COBRA costs), owed to or to be paid or provided to each Terminated Threshold Associate, and the amount by which any of such Terminated Threshold Associate’s compensation or benefits may be accelerated or increased, in each case, whether under any Threshold Employee Plan or otherwise, as a result of (i) the execution of this Agreement, (ii) the consummation of the Contemplated Transactions, or (iii) the termination of employment or service of such Terminated Threshold Associate (together, the “Terminated Threshold Associate Payments”). As soon as reasonably practicable after the Closing Date, Threshold shall cause all Terminated Threshold Associate Payments to be paid and satisfied in full such that Threshold, the Surviving Corporation, Molecular and any of their Affiliates shall not have any Liability with respect to the Terminated Threshold Associate on or following the Effective Time.

(b) Each Threshold Option held by a Terminated Threshold Associate shall continue to be exercisable in accordance with its terms, and each Threshold Option that is held by a Threshold Associate other than a Terminated Threshold Associate shall remain outstanding and shall continue to vest and be exercisable in accordance with its terms. Effective no later than the day immediately preceding the Closing Date, Threshold shall terminate (i) all Threshold Employee Plans that are “employee benefit plans” within the meaning of ERISA, including but not limited to any Threshold Employee Plans intended to include a Code Section 401(k) arrangement (each, a “Threshold 401(k) Plan”), and (ii) each other Threshold Employee Plan set forth on Schedule 5.6(b) attached hereto, provided, that, following the date of this Agreement, Molecular and Threshold shall reasonably discuss amendments to Schedule 5.6(b), amendments to which shall not be unreasonably denied. Threshold shall provide Molecular with evidence that such Threshold Employee Plan(s) have been terminated (effective no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Threshold Board of Directors. The form and substance of such resolutions shall be subject to reasonable review and approval of Molecular. Threshold also shall take such other actions in furtherance of terminating such Threshold Employee Plan(s) as Molecular may reasonably require. In the event that termination of the Threshold 401(k) Plans would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees then Threshold shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Molecular no later than 14 calendar days prior to the Closing Date.

(c) This Section 5.6 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement. Nothing in this Section 5.6, express or implied, will (i) constitute or be treated as an amendment of any Threshold Employee Plan or Molecular Employee Plan (or an undertaking to amend any such plan), (ii) prohibit Threshold, any Threshold Affiliate, Molecular, or any Molecular Affiliate from amending, modifying or terminating any Threshold Employee Plan or Molecular Employee Plan pursuant to, and in accordance with, the terms thereof, or (iii) confer any rights or benefits on any Person other than Threshold and Molecular.

5.7 Indemnification of Officers and Directors.

(a) From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Threshold and the Surviving Corporation shall, jointly and severally, indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Threshold or Molecular (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Threshold or Molecular, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under the DGCL for directors or officers of Delaware corporations. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Threshold and the Surviving Corporation, jointly and severally, upon receipt by Threshold or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided, that any person to whom expenses are advanced provides an undertaking, as applicable, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b) The certificate of incorporation and bylaws of each of Threshold and the Surviving Corporation shall contain, and Threshold shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of each of Threshold and Molecular than are presently set forth in the certificate of incorporation and bylaws of Threshold and Molecular, as applicable, which provisions (as well as the indemnification agreements between Threshold and Molecular, as applicable, and such D&O Indemnified Parties (as in effect as of the date of this Agreement) in the forms made available to the other Party as of the date of this Agreement) shall not be amended, modified or repealed for a period of six years’ time from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Threshold or Molecular.

(c) Threshold shall purchase a “tail” insurance policy with an effective date as of the Closing Date, which shall remain effective for six years following the Closing Date, at least the same coverage and amounts and containing the same terms and conditions that are not less favorable to the D&O Indemnified Parties.

(d) Threshold shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by the persons referred to in this Section 5.7 in connection with their enforcement of their rights provided in this Section 5.7.

(e) The provisions of this Section 5.7 are intended to be in addition to the rights otherwise available to the D&O Indemnified Parties by law, charter, statute, bylaw or agreement. The obligations of Threshold under this Section 5.7 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 5.7 applies without the consent of such affected D&O Indemnified Party (it being expressly agreed that the D&O Indemnified Parties to whom this Section 5.7 applies, as well as their heirs and representatives, shall be third party beneficiaries of this Section 5.7, each of whom may enforce the provisions of this Section 5.7).

(f) In the event Threshold or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Threshold or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.7. Threshold shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 5.7.

5.8 Additional Agreements. The Parties shall (a) use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Contemplated Transactions and (b) reasonably cooperate with the other Parties and provide the other Parties with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement and to enable the Surviving Corporation to continue to meet its obligations under this Agreement following the Closing. Without limiting the generality of the foregoing, each Party to this Agreement: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions; (ii) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such Party in connection with the Merger or any of the other Contemplated Transactions or for such Contract to remain in full force and effect (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions; and (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.

5.9 Disclosure. Without limiting Molecular’s or Threshold’s obligations under the Confidentiality Agreement, each Party shall not, and shall not permit any of its Subsidiaries or any Representative of such Party to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Contemplated Transactions unless: (a) the other Party has approved such press release or disclosure in writing; (b) such Party has determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Legal Requirements and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; (c) such press release or disclosure is consistent with previous press releases, public disclosures or public statements made jointly by the Parties (or individually, if approved by the other Party); or (d) such press release or disclosure is to be issued or made pursuant to Section 5.3(e) or with respect to any Acquisition Proposal or Threshold Board Adverse Recommendation Change.

5.10 Listing. Threshold shall use its commercially reasonable efforts to: (a) maintain its existing listing on the NASDAQ Capital Market; (b) prepare and submit a notification form for the listing of the shares of Threshold Common Stock to be issued in the Merger; and (c) to the extent required by NASDAQ Marketplace Rule 5110, to file an initial listing for the combined company on the NASDAQ Capital Market (the “NASDAQ Listing Application”) and to cause such NASDAQ Listing Application to be approved for listing. Molecular will cooperate with Threshold as reasonably requested by Threshold with respect to the NASDAQ Listing Application and promptly furnish to Threshold all information concerning Molecular and Molecular Stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.10.

5.11 Tax Matters.

(a) Threshold, Merger Sub and Molecular shall use their respective commercially reasonable efforts to cause the Merger to qualify, and agree not to, and not to permit or cause any affiliate or any Subsidiary to, take any actions or cause any action to be taken which would reasonably be expected to prevent the Merger from qualifying, as a “reorganization” under Section 368(a) of the Code.

(b) This Agreement is intended to constitute, and the Parties hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g). The Parties shall treat and shall not take any tax reporting position inconsistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(c) Molecular shall use its reasonable best efforts to deliver to Cooley and Pillsbury a “Tax Representation Letter,” dated as of the date of the tax opinions referenced in Section 5.1(e) and signed by an officer of Molecular, containing representations of Molecular, and Threshold (and Merger Sub) shall use its reasonable best efforts to deliver to Cooley and Pillsbury a “Tax Representation Letter,” dated as of the date of the tax opinions referenced in Section 5.1(e) and signed by an officer of Threshold (and Merger Sub), containing representations of Threshold, in each case as shall be reasonably necessary or appropriate to enable Cooley and Pillsbury to render the applicable opinions described in Section 5.1(e) of this Agreement.

(d) All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (collectively, “Transfer Taxes”) shall be paid by the Shareholders when due, and the Shareholders will, at their own expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and, if required by applicable Law, Threshold will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation. The Shareholders shall provide Threshold with (A) evidence reasonably satisfactory to Threshold that such Transfer Taxes have been paid by the Shareholders and (B) a clearance certificate or similar documents which may be required by any Tax authority to relieve Threshold of any obligation to withhold any portion of the payments to the Shareholders pursuant to this Agreement.

5.12 Legends. Threshold shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any shares of Threshold Common Stock to be received in the Merger by Molecular Stockholders who may be considered “affiliates” of Threshold for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Threshold Common Stock.

5.13 Cooperation. Each Party shall cooperate reasonably with the other Party and shall provide the other Party with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of their obligations under this Agreement and to enable the combined entity to continue to meet its obligations following the Closing.

5.14 Directors and Officers. Prior to the Effective Time, but to be effective at the Effective Time, the Threshold Board of Directors shall (i) set the size of the Threshold Board of Directors at seven members and elect two designees selected by Molecular, two designees who shall be members of the Threshold Board of Directors as of the date of this Agreement, and three designees as mutually agreed upon by Threshold and Molecular (with such designees, in the aggregate, expected to satisfy the requisite independence requirements for the Threshold Board of Directors, as well as the sophistication and independence requirements for the required committees of the Threshold Board of Directors, pursuant to NASDAQ’s listing standards, including NASDAQ Listing Rule IM 5605-4), each to serve as a member of the Threshold Board of Directors, (ii) take all necessary action to appoint individuals stipulated by Molecular as officers of Threshold to hold the offices stipulated by Molecular, and (iii) appoint directors stipulated by Molecular to the committees of the Threshold Board of Directors stipulated by Molecular (with such directors, in the aggregate, expected to satisfy the sophistication and independence requirements for the required committees of the Threshold Board of Directors pursuant to NASDAQ’s listing standards).

5.15 Section 16 Matters. Prior to the Effective Time, Threshold shall take all such steps as may be required to cause any acquisitions of Threshold Common Stock and any options to purchase Threshold Common Stock resulting from the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Threshold, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.16 Takeover Statutes. If any “control share acquisition”, “fair price”, “moratorium” or other anti-takeover Legal Requirement becomes or is deemed to applicable to Threshold, Molecular, Merger Sub, or the Contemplated Transactions, then each of Threshold, Molecular, Merger Sub, and their respective board of directors shall grant such approvals and take such actions as are necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such anti-takeover Legal Requirement inapplicable to the foregoing.

5.17 Preferred Stock. Molecular shall take all action necessary to effect the conversion of Molecular Preferred Stock into Molecular Common Stock immediately prior to the Effective Time.

5.18 Termination of Certain Agreements and Rights. Molecular shall use commercially reasonable efforts to terminate, at or prior to the Effective Time, those agreements set forth on Schedule 5.18 (collectively, the “Investor Agreements”).

5.19 Clinical Trial Support. Following the Closing, Threshold shall use its commercially reasonable efforts to continue the Evofosfamide Clinical Trial until completion of such study, subject to the determination from time to time by the post-Closing Board of Directors of Threshold that such continuation is in the best interests of Threshold.

ARTICLE 6. CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY

The obligations of each Party to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Legal Requirements, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

6.1 Effectiveness of Registration Statement. The Form S-4 Registration Statement has been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 Registration Statement has been issued by the SEC and no proceedings for that purpose and no similar proceeding has been initiated or, to the Knowledge of Threshold, threatened by the SEC.

6.2 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger has been issued by any court of competent jurisdiction or other Governmental Body of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement which has the effect of making the consummation of the Merger illegal.

6.3 Stockholder Approval. (a) Molecular has obtained the Required Molecular Stockholder Vote, (b) Threshold has obtained the Required Threshold Stockholder Vote, and (c) Molecular has received evidence, in form and substance satisfactory to it, that Merger Sub has obtained the Required Merger Sub Stockholder Vote.

6.4 Regulatory Matters. Any waiting period applicable to the consummation of the Merger under the HSR Act has expired or been terminated, and there shall not be in effect any voluntary agreement between Threshold, Merger Sub and/or Molecular, on the one hand, and the Federal Trade Commission, the Department of Justice or any foreign Governmental Body, on the other hand, pursuant to which such Party has agreed not to consummate the Merger for any period of time; provided, that neither Molecular, on the one hand, nor Threshold or Merger Sub, on the other hand, shall enter into any such voluntary agreement without the written consent of all Parties.

6.5 Listing. (a) The existing shares of Threshold Common Stock have been continually listed on The NASDAQ Capital Market as of and from the date of this Agreement through the Closing Date, (b) the shares of Threshold Common Stock to be issued in the Merger shall be approved for listing (subject to official notice of issuance) on The NASDAQ Capital Market as of the Effective Time, and (c) to the extent required by NASDAQ Marketplace Rule 5110, the NASDAQ Listing Application has been approved for listing (subject to official notice of issuance).

6.6 No Governmental Proceedings Relating to Contemplated Transactions or Right to Operate Business. There shall not be any Legal Proceeding pending, or overtly threatened in writing by an official of a Governmental Body in which such Governmental Body indicates that it intends to conduct any Legal Proceeding or taking any other action: (a) challenging or seeking to restrain or prohibit the consummation of the Merger;

(b) relating to the Merger and seeking to obtain from Threshold, Merger Sub or Molecular any damages or other relief that may be material to Threshold or Molecular; (c) seeking to prohibit or limit in any material and adverse respect a Party’s ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Threshold; (d) that would materially and adversely affect the right or ability of Threshold or Molecular to own the assets or operate the business of Threshold or Molecular; or (e) seeking to compel Molecular, Threshold or any Subsidiary of Threshold to dispose of or hold separate any material assets as a result of the Merger.

ARTICLE 7. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF THRESHOLD AND MERGER SUB

The obligations of Threshold and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Threshold, at or prior to the Closing, of each of the following conditions:

7.1 Accuracy of Representations. (a) The representations and warranties of Molecular in Section 2.4(a), Section 2.4(b), and Section 2.4(c) (Capitalization), are true and correct in all but de minimis respects as of the date of this Agreement and are true and correct in all but de minimis respects on and as of the Closing Date with the same force and effect as if made on the Closing Date, except for those representations and warranties which address matters only as of a particular date (which representations were so true and correct as of such particular date); and (b) all other representations and warranties of Molecular in Article 2 of this Agreement are true and correct as of the date of this Agreement and are true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (i) in each case, or in the aggregate, where the failure to be true and correct would not have a Molecular Material Adverse Effect (provided that all “Molecular Material Adverse Effect” qualifications and other materiality qualifications limiting the scope of the representations and warranties of Molecular in Article 2 of this Agreement will be disregarded), or (ii) for those representations and warranties which address matters only as of a particular date (which representations were so true and correct, subject to the qualifications as set forth in the preceding clause (i), as of such particular date).

7.2 Performance of Covenants. Each of the covenants and obligations in this Agreement that Molecular is required to comply with or to perform at or prior to the Closing (other than the covenant set forth in Section 4.3(a)(iv)) have been complied with and performed by Molecular in all material respects. No failure by Molecular to perform the covenant set forth in Section 4.3(a)(iv) would constitute a Molecular Material Adverse Effect.

7.3 No Molecular Material Adverse Effect. Since the date of this Agreement, there has not occurred any Molecular Material Adverse Effect that is continuing.

7.4 Preferred Stock Conversion. Molecular has effected a conversion of all shares of Molecular Preferred Stock into shares of Molecular Common Stock immediately prior to the Effective Time (the “Preferred Stock Conversion”).

7.5 Debt Conversion. Molecular shall have effected a conversion of the Molecular Convertible Notes.

7.6 Termination of Investor Agreements. The Investor Agreements shall have been terminated.

7.7 Agreements and other Documents. Threshold has received the following documents, each of which shall be in full force and effect as of the Closing Date:

(a) a certificate executed by the Chief Executive Officer and Chief Financial Officer of Molecular confirming that the conditions set forth in Sections 7.1, 7.2, 7.3, 7.4, 7.5 and 7.6 have been duly satisfied;

(b) (i) certificates of good standing of Molecular in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified to do business, (ii) certified copies of the certificate of incorporation and bylaws of Molecular, (iii) a certificate as to the incumbency of the Chief Executive Officer and Chief Financial Officer of Molecular, and (iv) the adoption of resolutions of the Molecular Board of Directors authorizing the execution of this Agreement and the consummation of the Contemplated Transactions to be performed by Molecular hereunder;

(c) a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulation Section 1.897-2(h) and in form and substance reasonably acceptable to Threshold along with written authorization for Threshold to deliver such notice form to the Internal Revenue Service on behalf of Molecular upon the Closing; and

(d) the Allocation Certificate.

7.8 Molecular Lock-up Agreements. The Molecular Lock-up Agreements will continue to be in full force and effect as of immediately following the Effective Time.

7.9 MD Anderson. Molecular shall use commercially reasonable efforts to continue to support the Evofosfamide Clinical Trial following the Closing.

ARTICLE 8. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF MOLECULAR

The obligations of Molecular to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written wavier by Molecular, at or prior to the Closing, of each of the following conditions:

8.1 Accuracy of Representations. (a) The representations and warranties of Threshold and Merger Sub in Section 3.4(a), Section 3.4(b), Section 3.4(c) and Section 3.4(e) (Capitalization), are true and correct in all but de minimis respects as of the date of this Agreement and are true and correct in all but de minimis respects on and as of the Closing Date with the same force and effect as if made on the Closing Date, except for those representations and warranties which address matters only as of a particular date (which representations were so true and correct as of such particular date); and (b) all other representations and warranties of Threshold and Merger Sub in Article 3 of this Agreement are true and correct as of the date of this Agreement and are true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (i) in each case, or in the aggregate, where the failure to be true and correct would not have a Threshold Material Adverse Effect (provided that all “Threshold Material Adverse Effect” qualifications and other materiality qualifications limiting the scope of the representations and warranties of Threshold in Article 3 of this Agreement will be disregarded), or (ii) for those representations and warranties which address matters only as of a particular date (which representations were so true and correct, subject to the qualifications as set forth in the preceding clause (i), as of such particular date).

8.2 Performance of Covenants. Each of the covenants and obligations in this Agreement that either Threshold or Merger Sub is required to comply with or to perform at or prior to the Closing (other than the covenants set forth in Section 4.2(a)(iii) or Section 4.2(b)(vii)) have been complied with or performed in all material respects. No failure by Threshold to perform the covenants set forth in Section 4.2(a)(iii) or Section 4.2(b)(vii) would constitute a Threshold Material Adverse Effect.

8.3 No Threshold Material Adverse Effect. Since the date of this Agreement, there has not occurred any Threshold Material Adverse Effect that is continuing.

8.4 Termination of Contracts. Threshold will use commercially reasonable efforts to terminate Threshold Contracts that are not necessary for Molecular’s business as currently conducted (other than the Threshold

Contracts listed on Schedule 8.4); provided, that, following the date of this Agreement Molecular and Threshold shall reasonably discuss the amendment of Schedule 8.4, amendments to which shall not be unreasonably denied.

8.5 Board of Directors and Officers. Threshold has caused the Threshold Board of Directors and the officers of Threshold, to be constituted as set forth in Section 5.14 of this Agreement effective as of the Effective Time.

8.6 Sarbanes-Oxley Certifications. Neither the principal executive officer nor the principal financial officer of Threshold has failed to provide, with respect to any Threshold SEC Document filed (or required to be filed) with the SEC on or after the date of this Agreement, any necessary certification in the form required under Rule 13a-14 under the Exchange Act and 18 U.S.C. §1350.

8.7 Satisfaction of Liabilities. Threshold has satisfied all of its Liabilities with respect to the matters listed on Schedule 8.7 as of the Closing Date and Molecular has received payoff letters or other proof of payment evidencing the satisfaction of such Liabilities and authorization of release of any Encumbrances related to such Liabilities, in form and substance reasonably satisfactory to Molecular.

8.8 Amendments to Certificate of Incorporation. Threshold has effected the Reverse Split and has provided file-stamped copies of the amendments to Threshold’s certificate of incorporation effecting the Reverse Split and increase in the number of authorized shares of Threshold Common Stock.

8.9 Threshold Lock-up Agreements. The Threshold Lock-up Agreements will continue to be in full force and effect as of immediately following the Effective Time.

8.10 Documents. Molecular has received the following documents, each of which shall be in full force and effect as of the Closing Date:

(a) a certificate executed by the Chief Executive Officer and Chief Financial Officer (CFO, or if there is no CFO, the principal accounting officer) confirming that the conditions set forth in Sections 8.1, 8.2, 8.3, 8.5, 8.6, 8.8 and 8.9 have been duly satisfied; and

(b) (i) certificates of good standing of each of Threshold and Merger Sub in its jurisdiction of organization and the various foreign jurisdictions in which each is qualified to do business, (ii) certified copies of the certificate of incorporation and bylaws of Threshold and Merger Sub, (iii) a certificate as to the incumbency of the Chief Executive Officer and Chief Financial Officer (CFO) of each of Threshold and Merger Sub (or if there is no CFO, the principal accounting officer), and (iv) the adoption of resolutions of the Threshold Board of Directors and the board of directors of Merger Sub authorizing the execution of this Agreement and the consummation of the Contemplated Transactions to be performed by Threshold and Merger Sub hereunder.

(c) resignations agreements in forms satisfactory to Molecular, dated as of the Closing Date and effective as of the Closing executed by all officers and directors of Threshold who are not to continue as officers or directors of Threshold pursuant to Section 5.14 hereof.

(d) the Threshold Outstanding Share Certificate.

ARTICLE 9. TERMINATION

9.1 Termination. This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by Molecular’s stockholders or whether before or after approval of the Merger by Threshold’s stockholders, as applicable, unless otherwise specified below):

(a) by mutual written consent duly authorized by the Boards of Directors of Threshold and Molecular;

(b) by either Threshold or Molecular if the Merger shall not have been consummated by September 16, 2017 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to Molecular, on the one hand, or to Threshold, on the other hand, if such Party’s (or, in the case of Threshold, Merger Sub’s) action or failure to act has been a principal cause of the failure of the Merger to occur on or before the Outside Date and such action or failure to act constitutes a breach of this Agreement; provided, further, that, in the event that the SEC has not declared effective under the Securities Act the Form S-4 Registration Statement by the date which is 60 calendar days prior to the Outside Date, then either Molecular or Threshold shall be entitled to extend the date for termination of this Agreement pursuant to this Section 9.1(b) for an additional 60 calendar days from the Outside Date;

(c) by either Threshold or Molecular if a court of competent jurisdiction or other Governmental Body has issued a final and nonappealable order, decree or ruling, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

(d) by Threshold if the Required Molecular Stockholder Vote shall not have been obtained within five Business Days of the Form S-4 Registration Statement being declared effective by the SEC; provided, however, that once the Required Molecular Stockholder Vote has been obtained, Threshold may not terminate this Agreement pursuant to this Section 9.1(d);

(e) by either Threshold or Molecular if (i) the Threshold Stockholders’ Meeting (including any adjournments and postponements thereof) has been held and completed and the Threshold Stockholders have taken a final vote on the Threshold Stockholder Matters and (ii) the Threshold Stockholder Matters have not been approved at the Threshold Stockholders’ Meeting (or any adjournment or postponement thereof) by the Required Threshold Stockholder Vote; provided, however, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to Threshold where the failure to obtain the Required Threshold Stockholder Vote has been caused by the action or failure to act of Threshold or Merger Sub and such action or failure to act constitutes a material breach by Threshold or Merger Sub of this Agreement;

(f) by Molecular (at any time prior to obtaining the Required Threshold Stockholder Vote) if any of the following events have occurred: (i) Threshold failed to include the Threshold Board Recommendation in the Proxy Statement / Prospectus / Information Statement; (ii) the Threshold Board of Directors have approved, endorsed or recommended any Acquisition Proposal; (iii) Threshold has failed to hold the Threshold Stockholders’ Meeting within 60 calendar days of the Form S-4 Registration Statement being declared effective by the SEC under the Securities Act (other than to the extent that the Form S-4 Registration Statement is subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Form S-4 Registration Statement, in which case such 60-calendar day period shall be tolled for the earlier of 60 calendar days or so long as such stop order remains in effect or such proceeding or threatened proceeding remains pending); (iv) Threshold has entered into any Acquisition Agreement (other than a confidentiality agreement permitted pursuant to Section 4.5); or (v) Threshold or any of its Representatives has willfully and intentionally materially breached the provisions set forth in Section 4.5;

(g) by Threshold (at any time prior to the approval of the Merger by the Required Molecular Stockholder Vote) if any of the following events have occurred: (i) the Molecular Board of Directors failed to include the Molecular Board Recommendation in the Proxy Statement / Prospectus / Information Statement;

(ii) the Molecular Board of Directors have approved, endorsed or recommended any Acquisition Proposal; (iii) Molecular has entered into any Acquisition Agreement (other than a confidentiality agreement permitted pursuant to Section 4.5); or (iv) Molecular or any of its Representatives has willfully and intentionally materially breached the provisions set forth in Section 4.5 of the Agreement;

(h) by Molecular, upon a breach of any representation, warranty, covenant or agreement on the part of Threshold or Merger Sub set forth in this Agreement, or if any representation or warranty of Threshold or Merger Sub has become inaccurate, in either case such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied; provided, however, that if such inaccuracy in Threshold’s or Merger Sub’s representations and warranties or breach by Threshold or Merger Sub is curable by Threshold or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy unless such breach remains uncured 15 calendar days following the date of written notice from Molecular to Threshold of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h); provided further, however, that no termination may be made pursuant to this Section 9.1(h) solely as a result of the failure to obtain the Required Threshold Stockholder Vote (in which case, termination must be made pursuant to Section 9.1(e));

(i) by Threshold, upon a breach of any representation, warranty, covenant or agreement on the part of Molecular set forth in this Agreement, or if any representation or warranty of Molecular has become inaccurate, in either case such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied; provided, however, that if such inaccuracy in Molecular’s representations and warranties or breach by Molecular is curable by Molecular, then this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy unless such breach remains uncured 15 calendar days following the date of written notice from Threshold to Molecular of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(i); provided further, however, that no termination may be made pursuant to this Section 9.1(i) solely as a result of the failure to obtain the Required Molecular Stockholder Vote (in which case, termination must be made pursuant to Section 9.1(d));

(j) by Threshold (prior to obtaining the Required Threshold Stockholder Vote), if the Threshold Board of Directors authorized Threshold to enter into any Permitted Alternative Agreement; provided, however, that Threshold shall not enter into any Permitted Alternative Agreement unless (i) Threshold has complied with its obligations under Section 4.5; (ii) Threshold has complied with its obligations under Section 5.3(c); (iii) Threshold concurrently pays to Molecular amounts due pursuant to Section 9.3; and (iv) a copy of the execution version of such Permitted Alternative Agreement has been delivered to Molecular; or

(k) by Molecular (prior to obtaining the Required Molecular Stockholder Vote), if the Molecular Board of Directors authorized Molecular to enter into any Permitted Alternative Agreement; provided, however, that Molecular shall not enter into any Permitted Alternative Agreement unless (i) Molecular has complied with its obligations under Section 4.5; (ii) Molecular has complied with its obligations under Section 5.2(c); (iii) Molecular concurrently pays to Threshold amounts due pursuant to Section 9.3 and (iv) a copy of the execution version of such Permitted Alternative Agreement has been delivered to Threshold.

The Party desiring to terminate this Agreement pursuant to this Section 9.1 (other than pursuant to Section 9.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

9.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (i) this Section 9.2, Section 9.3, and Article 10 shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any Party for its common law fraud or from any liability for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

9.3 Expenses; Termination Fees.

(a) All fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated; provided, however, that Threshold and Molecular shall share equally all fees and expenses, other than attorneys’ fees and expenses, incurred in relation to the filings by the Parties under any filing requirement under the HSR Act applicable to this Agreement and the Contemplated Transactions (including any fees incurred in connection with Section 5.1(e)); provided, further, that Threshold and Molecular shall also share equally all fees and expenses of all Parties incurred by engagement of the Exchange Agent and in relation to the printing (e.g., paid to a financial printer) and filing with the SEC of the Form S-4 Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto.

(b) (i) If (A) this Agreement is terminated by Threshold or Molecular pursuant to Section 9.1(e) or Section 9.1(f), (B) at any time before the Threshold Stockholders’ Meeting a bona fide Acquisition Proposal with respect to Threshold has been publicly announced, disclosed or otherwise communicated to the Threshold Board of Directors and (C) in the event this Agreement is terminated pursuant Section 9.1(e), within twelve (12) months after the date of such termination, Threshold enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then Threshold shall pay to Molecular, within 10 Business Days after termination (or, if applicable, upon the earlier of such entry into a definitive agreement with respect to a Subsequent Transaction or consummation of a Subsequent Transaction), a nonrefundable fee in an amount equal to $750,000 (the “Molecular Termination Fee”), in addition to any amount payable to Molecular pursuant to Section 9.3(c) or Section 9.3(e).

(ii) If (A) this Agreement is terminated by Threshold pursuant to Section 9.1(d) or Section 9.1(g), (B) at any time before obtaining the Required Molecular Stockholder Vote a bona fide Acquisition Proposal with respect to Molecular has been publicly announced, disclosed or otherwise communicated to the Molecular Board of Directors, and (C) in the event this Agreement is terminated pursuant Section 9.1(d), within twelve (12) months after the date of such termination, Molecular enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then Molecular shall pay to Threshold, within 10 Business Days after termination (or, if applicable, upon the earlier of such entry into a definitive agreement with respect to a Subsequent Transaction or consummation of a Subsequent Transaction), a nonrefundable fee in an amount equal to $750,000 (the “Threshold Termination Fee”), in addition to any amount payable to Threshold pursuant to Section 9.3(d) or Section 9.3(e).

(iii) If this Agreement is terminated by Threshold pursuant to Section 9.1(j), then Threshold shall pay to Molecular, concurrent with such termination, the Molecular Termination Fee, in addition to any amount payable to Molecular pursuant to Section 9.3(c) or Section 9.3(e).

(iv) If this Agreement is terminated by Molecular pursuant to Section 9.1(k), then Molecular shall pay to Threshold, concurrent with such termination, the Threshold Termination Fee, in addition to any amount payable to Threshold pursuant to Section 9.3(d) or Section 9.3(e).

(c) (i) If this Agreement is terminated by Molecular pursuant to Section 9.1(e), Section 9.1(f) or Section 9.1(h), or (ii) if this Agreement is terminated by Threshold pursuant to Section 9.1(e), or Section 9.1(j), then Threshold shall reimburse Molecular for all reasonable fees and expenses incurred by Molecular in connection with this Agreement and the transactions contemplated hereby, including: (A) all fees and expenses incurred in connection with the preparation, printing and filing, as applicable, of the Form S-4 Registration Statement (including any preliminary materials related thereto and all amendments and supplements thereto, as well as any financial statements and schedules thereto), excluding legal fees and expenses; and (B) all fees and expenses incurred in connection with the preparation and filing under any filing requirement of any Governmental Body applicable to this Agreement and the transactions contemplated hereby; provided, however, the fees and expenses for clauses (A) and (B) above (collectively referred to as the “Third-Party Expenses”) shall be capped at a maximum of $150,000 for such Third Party Expenses; plus (C) reimbursement of all fees and expenses of Molecular’s legal counsel in connection with preparation of the Form S-4 Registration Statement (“Molecular S-4 Expenses”). Such payment shall be made by wire transfer of same-day funds within 10 Business Days following the date on which Molecular submits to Threshold true and correct copies of reasonable documentation supporting such Third-Party Expenses and Molecular S-4 Expenses.

(d) (i) If this Agreement is terminated by Threshold pursuant to Section 9.1(d), Section 9.1(g), or Section 9.1(i), or (ii) if this Agreement is terminated by Molecular pursuant to Section 9.1(k), or (iii) in the event of a failure of Threshold to consummate the transactions to be consummated at the Closing solely as a result of an Molecular Material Adverse Effect as set forth in Section 7.3 (provided, that at such time all of the other conditions precedent to Molecular’s obligation to close set forth in Article 6 and Article 8 of this Agreement have been satisfied by Threshold, are capable of being satisfied by Threshold or have been waived by Molecular), then Molecular shall reimburse Threshold for: (A) all Third-Party Expenses incurred by Threshold up to a maximum of $150,000, plus (B) all fees and expenses of Threshold’s legal counsel in connection with preparation of the Form S-4 Registration Statement (“Threshold S-4 Expenses”). Such payment shall be made by wire transfer of same-day funds within 10 Business Days following the date on which Threshold submits to Molecular true and correct copies of reasonable documentation supporting such Third-Party Expenses and Threshold S-4 Expenses.

(e) If either Party fails to pay when due any amount payable by such Party under Section 9.3(b), Section 9.3(c), or Section 9.3(d), then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 9.3, and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

(f) The Parties agree that the payment of the fees and expenses set forth in this Section 9.3, subject to Section 9.2, shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 9.3, it being understood that in no event shall either Threshold or Molecular be required to pay fees or damages payable pursuant to this Section 9.3 on more than one occasion. Subject to Section 9.2, the payment of the fees and expenses set forth in this Section 9.3, and the provisions of Section 10.10, each of the Parties and their respective Affiliates will not have any liability, will not be entitled to bring or maintain any other claim, action or proceeding against the other, shall be precluded from any other remedy against the other, at law or in equity or otherwise, and shall not seek to obtain any recovery, judgment or damages of any kind against the other (or any partner, member, stockholder, director, officer, employee, Subsidiary, affiliate, agent or other representative of such Party) in connection with or arising out of the termination of this Agreement, any breach by any Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated. Each of the Parties acknowledges that (i) the agreements contained in this Section 9.3, are an integral part of the Contemplated Transactions, (ii) without these agreements, the Parties would not enter into this Agreement and (iii) any amount payable pursuant to this Section 9.3, is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable.

(g) Notwithstanding anything to the contrary in this Section 9.3, any amount payable by Threshold to Molecular pursuant to this Section 9.3 shall be reduced and offset by any amounts owed by Molecular to Threshold pursuant to the Threshold Note.

ARTICLE 10. MISCELLANEOUS PROVISIONS

10.1 Non-Survival of Representations and Warranties. The representations and warranties of Molecular, Merger Sub and Threshold contained in this Agreement or any certificate or instrument delivered pursuant to this

Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 10.1 shall survive the Effective Time.

10.2 Amendment. This Agreement may be amended with the approval of the respective Boards of Directors of Molecular, Merger Sub and Threshold at any time (whether before or after obtaining the Required Threshold Stockholder Vote or the Required Molecular Stockholder Vote); provided, however, that after any such adoption and approval of this Agreement by a Party’s stockholders, no amendment shall be made, which by applicable Legal Requirement requires further approval of the stockholders of such Party, without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of Molecular, Merger Sub and Threshold.

10.3 Waiver.

(a) No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.4 Entire Agreement; Counterparts; Exchanges by Facsimile. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

10.5 Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or suit between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions: (a) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the State of Delaware; (b) if any such action or suit is commenced in a state court, then, subject to applicable Legal Requirements, no Party shall object to the removal of such action or suit to any federal court located in the District of Delaware; and (c) each of the Parties irrevocably waives the right to trial by jury.

10.6 Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties under this Agreement, the prevailing Party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

10.7 Assignability; No Third Party Beneficiaries. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of each other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without each other

Party’s prior written consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than (a) the parties hereto and (b) the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 5.7) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.8 Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered by hand, by registered mail, by courier or express delivery service, electronic mail, or by facsimile to the address, electronic mail address, or facsimile telephone number set forth beneath the name of such Party below (or to such other address, electronic mail address, or facsimile telephone number as such Party has specified in a written notice given to the other parties hereto):

if to Threshold or Merger Sub:

170 Harbor Way, Suite 300

South San Francisco, California 94080

Telephone No.: (650) 474-8213

Facsimile No.: (650) 474-2529

Attention:         Legal Department

E-Mail:             mhopkins@thresholdpharm.com

with a copy to:

Cooley LLP

4401 Eastgate Mall

San Diego, California 92121-1909

Facsimile No.: (858) 550-6420

Attention:         Rama Padmanabhan

                          Chadwick Mills

E-Mail:            rama@cooley.com

                          cmills@cooley.com

if to Molecular:

9301 Amber Glen Blvd., Suite 100

Austin, Texas 78729

Telephone No.: (512) 387-5528

Facsimile No.: (512) 532-6632

Attention:         Jason Kim

E-mail:             jason.kim@mtem.com

with a copy to:

Pillsbury Winthrop Shaw Pittman LLP

401 Congress Avenue, Suite 1700

Austin, Texas 78701

Facsimile No.: (512) 270-7830

Attention:         Steven M. Tyndall, P.C.

E-Mail:             steve.tyndall@pillsburylaw.com

10.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties hereto agree that the court making such determination will have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

10.10 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties hereto waives any bond, surety or other security that might be required of any other Party with respect thereto.

10.11 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The Parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Articles,” “Exhibits” and “Schedules” are intended to refer to Sections or Articles of this Agreement and Exhibits and Schedules to this Agreement, respectively.

(e) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

THRESHOLD PHARMACEUTICALS, INC.

By:	/s/ Harold E. Selick, Ph.D.
Name:	Harold E. Selick, Ph.D.
Title:	Chief Executive Officer

TROJAN MERGER SUB, INC.

By:	/s/ Mark Hopkins, Ph.D.
Name:	/ Mark Hopkins, Ph.D.
Title:	Chief Executive Officer

MOLECULAR TEMPLATES, INC.

By:	/s/ Eric E. Poma, Ph.D.
Name:	Eric E. Poma, Ph.D.
Title:	Chief Executive Officer

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

“2009 Plan” has the meaning set forth in Section 2.4(b).

“2014 Plan” has the meaning set forth in Section 3.4(b).

“Accounting Firm” has the meaning set forth in Section 1.6(e).

“Acquisition Agreement” has the meaning set forth in Section 4.5(a).

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Molecular, on the one hand, or Threshold, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal with such Party.

“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Molecular or any of its Affiliates, on the one hand, or by or on behalf of Threshold or any of its Affiliates, on the other hand, to the other Party) made by a third party contemplating or otherwise relating to any Acquisition Transaction with such Party.

“Acquisition Transaction” means any transaction or series of transactions involving:

(a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent corporation; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries; or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries;

(b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole (other than (i) the Potentially Transferable Assets Dispositions and (ii) any lease, exchange, transfer, license, disposition, partnership, or collaboration involving less than substantially all of the assets of Molecular pursuant to a collaboration agreement, partnership agreement or similar arrangement); or

(c) any tender offer or exchange offer, that if consummated would result in any Person beneficially owning 20% or more of the outstanding equity securities of a Party or any of its Subsidiaries.

“Affiliates” has the meaning for such term as used in Rule 145 under the Securities Act.

“Agreement” has the meaning set forth in the Preamble as it may be amended from time to time.

“Allocation Certificate” has the meaning set forth in Section 1.12(b).

“Anticipated Closing Date” has the meaning set forth in Section 1.6(a).

“Business Day” means any day other than a day on which banks in the State of New York are authorized or obligated to be closed.

“Certificate of Merger” has the meaning set forth in Section 1.3.

“Certifications” has the meaning set forth in Section 3.5(a).

“Closing” has the meaning set forth in Section 1.3.

“Closing Date” has the meaning set forth in Section 1.3.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, as set forth in Section 4980B of the Code and Part 6 of Title I of ERISA.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means the Amended and Restated Confidentiality Agreement, dated August 15, 2016, between Molecular and Threshold.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” means the Merger, the Preferred Stock Conversion, the Reverse Split and the other transactions and actions contemplated by the Agreement.

“Contract” shall, with respect to any Person, mean any written agreement, contract, subcontract, lease (whether real or personal property), mortgage, understanding, arrangement, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable law.

“Cooley” has the meaning set forth in Section 5.1(e).

“Costs” has the meaning set forth in Section 5.7(a).

“D&O Indemnified Parties” has the meaning set forth in Section 5.7(a).

“Determination Date” has the meaning set forth in Section 1.6(a).

“DGCL” means the General Corporation Law of the State of Delaware.

“Dispute Notice” has the meaning set forth in Section 1.6(b).

“Dissenting Shares” has the meaning set forth in Section 1.9(a).

“Drug Regulatory Agency” has the meaning set forth in Section 2.12(c).

“Effect” means any effect, change, event, circumstance, or development.

“Effective Time” has the meaning set forth in Section 1.3.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Evofosfamide” has the meaning set forth in the recitals.

“Evofosfamide Clinical Trial” has the meaning set forth in the recitals.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning set forth in Section 1.8(a).

“Exchange Fund” has the meaning set forth in Section 1.8(a).

“Exchange Ratio” means, subject to Section 1.5(f), the following ratio (with such ratio being calculated to the nearest 1/10,000 of a share): the quotient obtained by dividing (a) the Molecular Merger Shares by (b) the Molecular Outstanding Shares, in which

•	“Molecular Allocation Percentage” means 1.00 minus the Threshold Allocation Percentage.

•	“Molecular Merger Shares” means the product determined by multiplying (a) the Post-Closing Threshold Shares by (b) the Molecular Allocation Percentage.

•	“Molecular Outstanding Shares” means the total number of shares of Molecular Common Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted to Molecular Common Stock basis and assuming, without limitation or duplication, (a) the exercise of all Molecular Options, Molecular Warrants outstanding as of immediately prior to the Effective Time, as applicable, (b) the effectiveness of the Preferred Stock Conversion, (c) the conversion of all of the Molecular Convertible Notes and other outstanding indebtedness, and (d) the issuance of shares of Molecular Common Stock in respect of all other options, warrants or rights to receive such shares that will be outstanding immediately after the Effective Time and are specifically listed in the calculation.

•	“Post-Closing Threshold Shares” mean the quotient determined by dividing (a) the Threshold Outstanding Shares by (b) the Threshold Allocation Percentage.

•	“Threshold Allocation Percentage” means 0.344; provided, however, to the extent that the Threshold Net Cash determined pursuant to Section 1.6 (i) is less than twelve million and five hundred thousand Dollars ($12,500,000), then 0.3440 shall be reduced by 0.0005 for each one hundred thousand Dollars ($100,000) that the Net Cash as so determined is less than twelve million and five hundred thousand Dollars ($12,500,000)) (for example, the Threshold Allocation Percentage would be 0.3365 if the Net Cash determined pursuant to Section 1.6 is eleven million dollars ($11,000,000))) and (ii) is more than seventeen million and five hundred thousand Dollars ($17,500,000), then 0.3440 shall be increased by 0.0005 for each one hundred thousand Dollars ($100,000) that the Net Cash as so determined is more than seventeen million and five hundred thousand Dollars ($17,500,000)) (for example, the Threshold Allocation Percentage would be 0.3465 if the Net Cash determined pursuant to Section 1.6 is eighteen million Dollars ($18,000,000)).

•	“Threshold Outstanding Shares” means, subject to Section 1.5(f), the total number of shares of Threshold Common Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted and as converted to Threshold Common Stock basis, and assuming, without limitation or duplication, (a) the exercise of each in the money Threshold Option outstanding as of the Effective Time or exercised prior thereto, and (b) the issuance of shares of Threshold Common Stock in respect of all other options, warrants or rights to receive such shares that will be outstanding immediately after the Effective Time and are specifically listed in the calculation. For the avoidance of doubt, no out-of-the-money Threshold Options or out-of-the-money Threshold Warrants shall be included in the total number of shares of Threshold Common Stock.

“Existing Molecular D&O Policies” has the meaning set forth in Section 2.16(b).

“Existing Threshold D&O Policies” has the meaning set forth in Section 3.16(b).

“FDA” has the meaning set forth in Section 2.12(c).

“FDCA” has the meaning set forth in Section 2.12(c).

“Form S-4 Registration Statement” means the registration statement on Form S-4 to be filed with the SEC by Threshold registering the public offering and sale of Threshold Common Stock to all Molecular Stockholders in the Merger, including all shares of Threshold Common Stock to be issued in exchange for all shares of Molecular Common Stock in the Merger, as said registration statement may be amended prior to the time it is declared effective by the SEC.

“GAAP” has the meaning set forth in Section 2.5(a).

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exceptions, orders, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or regulatory body, or quasi-governmental body of any nature (including any governmental division, department, administrative agency or bureau, commission, authority, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any Tax authority) or other body exercising similar powers or authority; or (d) self-regulatory organization (including NASDAQ and the Financial Industry Regulatory Authority).

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including crude oil or any fraction thereof, and petroleum products or by-products.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Intellectual Property” means (a) United States, foreign and international patents, patent applications, including provisional applications, statutory invention registrations, invention disclosures and inventions, (b) trademarks, service marks, trade names, domain names, URLs, trade dress, logos and other source identifiers, including registrations and applications for registration thereof, (c) copyrights, including registrations and applications for registration thereof, and (d) software, formulae, customer lists, trade secrets, know-how, confidential information and other proprietary rights and intellectual property, whether patentable or not.

“Investor Agreements” shall have the meaning set forth in Section 5.18.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means, with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact in the ordinary course of the performance of the individual’s employee or professional responsibility. Any Person that is an Entity shall have Knowledge if any officer or director of such Person as of the date such Knowledge is imputed has Knowledge of such fact or other matter.

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Legal Requirement” shall mean any federal, state, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the NASDAQ Stock Market or the Financial Industry Regulatory Authority).

“Liability” has the meaning set forth in Section 2.11.

“Merger” has the meaning set forth in the Preamble.

“Merger Consideration” has the meaning set forth in Section 1.5(a)(ii).

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Capital Stock” has the meaning set forth in Section 3.4(e).

“Molecular” has the meaning set forth in the Preamble.

“Molecular 409A Plan” has the meaning set forth in Section 2.14(k).

“Molecular Affiliate” means any Person that is (or at any relevant time was) under common control with Molecular within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

“Molecular Associate” means any current or former employee, independent contractor, officer or director of Molecular or any Molecular Affiliate.

“Molecular Audited Balance Sheet” shall mean the audited consolidated balance sheet of Molecular and its consolidated Subsidiaries as of December 31, 2016, provided to Threshold prior to the date of this Agreement.

“Molecular Board Adverse Recommendation Change” has the meaning set forth in Section 5.2(b).

“Molecular Board of Directors” means the board of directors of Molecular.

“Molecular Board Recommendation” has the meaning set forth in Section 5.2(b).

“Molecular Capital Stock” means the Molecular Common Stock and the Molecular Preferred Stock.

“Molecular Common Stock” has the meaning set forth in Section 2.4(a).

“Molecular Contract” means any Contract: (a) to which Molecular or any of its Subsidiaries is a Party; or (b) by which Molecular or any Molecular IP Rights or any other asset of Molecular or its Subsidiaries is bound or under which Molecular has any obligation.

“Molecular Convertible Notes” means the outstanding notes convertible into Molecular Capital Stock set forth in Section 2.4(a) of the Molecular Disclosure Schedule.

“Molecular Disclosure Schedule” has the meaning set forth in Article 2.

“Molecular Employee Plan” has the meaning set forth in Section 2.14(a).

“Molecular Financials” has the meaning set forth in Section 2.5(a).

“Molecular IP Rights” means all Intellectual Property owned, licensed or controlled by Molecular or any of its Subsidiaries that is necessary or used in the business of Molecular and its Subsidiaries as presently conducted or as presently proposed to be conducted.

“Molecular IP Rights Agreement” means any instrument or agreement governing, related or pertaining to any Molecular IP Rights.

“Molecular Intervening Event” has the meaning set forth in Section 5.2(c).

“Molecular Leases” has the meaning set forth in Section 2.8.

“Molecular Loan and Security Agreement” means that certain Amended and Restated Loan and Security Agreement, by and between Molecular and Silicon Valley Bank, dated April 30, 2015.

“Molecular Lock-up Agreements” has the meaning set forth in the recitals.

“Molecular Lock-up Signatories” means (a) each of the listed “Key Stockholders” under Schedule A; and (b) each of the directors and officers of Molecular.

“Molecular Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Molecular Material Adverse Effect, is or would reasonably be expected to be materially adverse to, or has or would reasonably be expected to have or result in a material adverse effect on: (a) the business, condition (financial or otherwise), capitalization, assets, operations or financial performance of Molecular and its Subsidiaries taken as a whole; or (b) the ability of Molecular to consummate the Contemplated Transactions or to perform any of its covenants or obligations under the Agreement in all material respects; provided, however, that Effects from the following shall not be deemed to constitute (nor shall Effects from any of the following be taken into account in determining whether there has occurred) a Molecular Material Adverse Effect: (i) any rejection by a Governmental Body of a registration or filing by Molecular relating to the Molecular IP Rights; (ii) any change in the cash position of Molecular which results from operations in the Ordinary Course of Business; (iii) conditions generally affecting the industries in which Molecular and its Subsidiaries participate or the United States or global economy or capital markets as a whole, to the extent that such conditions do not have a disproportionate impact on Molecular and its Subsidiaries taken as a whole; (iv) any failure by Molecular or any of its Subsidiaries to meet internal projections or forecasts on or after the date of this Agreement (it being understood, however, that any Effect causing or contributing to any such failure to meet projections or forecasts may constitute a Molecular Material Adverse Effect and may be taken into account in determining whether a Molecular Material Adverse Effect has occurred); (v) the execution, delivery, announcement or performance of the obligations under this Agreement or the announcement, pendency or anticipated consummation of the Merger; (vi) any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof; or (vii) any changes (after the date of this Agreement) in GAAP or applicable Legal Requirements.

“Molecular Material Contract” has the meaning set forth in Section 2.10(a).

“Molecular Options” means options to purchase shares of Molecular Common Stock issued or granted by Molecular.

“Molecular Permits” has the meaning set forth in Section 2.12(b).

“Molecular Preferred Stock” has the meaning set forth in Section 2.4(a).

“Molecular Product Candidates” has the meaning set forth in Section 2.12(d).

“Molecular Registered IP” means all Molecular IP Rights that are registered, filed or issued under the authority of, with or by any Governmental Body, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

“Molecular Regulatory Permits” has the meaning set forth in Section 2.12(d).

“Molecular S-4 Expenses” shall have the meaning set forth in Section 9.3(c).

“Molecular Series C Preferred” has the meaning set forth in Section 2.4(a).

“Molecular Stock Certificate” has the meaning set forth in Section 1.7.

“Molecular Stockholder” means each holder of Molecular Capital Stock as determined immediately prior to the Effective Time, and “Molecular Stockholders” means all Molecular Stockholders.

“Molecular Stockholder Matters” has the meaning set forth in Section 5.2(a).

“Molecular Stockholder Support Agreements” has the meaning set forth in the recitals.

“Molecular Stockholder Written Consent” has the meaning set forth in Section 2.2(b).

“Molecular Termination Fee” has the meaning set forth in Section 9.3(b).

“Molecular Warrants” means the outstanding warrants to purchase Molecular Capital Stock set forth in Section 2.4(a) of the Molecular Disclosure Schedule.

“Merger Sub” shall have the meaning set forth in the Preamble.

“Multiemployer Plan” means (a) a “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA, or (b) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (a).

“Multiple Employer Plan” means (a) a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 3(40) of ERISA, or (b) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (a).

“NASDAQ” means The NASDAQ Stock Market.

“NASDAQ Listing Application” has the meaning set forth in Section 5.10.

“Net Cash” means (a) the sum of a Threshold’s cash and cash equivalents, marketable securities, accounts, interest and other receivables (to the extent determined to be collectible), and deposits (to the extent refundable to Threshold), in each case as of the Anticipated Closing Date, determined in a manner consistent with the manner in which such items were historically determined and in accordance with Threshold’s audited financial statements and Threshold’s Unaudited Interim Balance Sheet, minus (b) the sum of Threshold’s accounts payable and accrued expenses (without duplication of any expenses accounted for below), in each case as of such date and determined in a manner consistent with the manner in which such items were historically determined and in accordance with Threshold’s audited financial statements and unaudited interim balance sheet, minus (c) the cash cost of any unpaid change of control payments or severance, termination or similar payments pursuant to a Contract that are or become due to any current or former employee, director or independent contractor of Threshold, or any other third party minus (d) the cash cost of any accrued and unpaid retention payments or other bonuses pursuant to a Contract due to any current or former employee, director or independent contractor of Threshold as of the Closing Date, minus (e) the cash cost of any other Terminated Threshold Associate Payment not set forth in clauses (c) or (d), minus (f) all payroll, employment or other withholding Taxes incurred by Threshold and any Threshold Associate (to the extent paid or to be paid by Threshold on the behalf of such Threshold Associate) in connection with any payment amounts set forth in clauses (c), (d) or (e) and the exercise of any Threshold Option on or prior to the Effective Time, minus (g) any remaining unpaid fees and expenses (including any attorney’s, accountant’s, financial advisor’s or finder’s fees) as of such date for which Threshold is liable incurred by Threshold in connection with this Agreement and the Contemplated Transactions or otherwise, minus (h) any bona fide current liabilities payable in cash, in each case to the extent not canceled at or prior to the Anticipated Closing Date, minus (i) any fees and expenses payable by Threshold pursuant to Section 1.6(e), minus (j) an amount equal to 50% of any unpaid amounts payable by Threshold in satisfaction of its obligations under Section 5.7 with respect to expenses incurred in connection with the “tail” policy for the D&O Indemnified Parties, minus (k) the cash cost of any unpaid retention payment amounts for legal and consultant fees and expenses in connection with defending directors and officers of Threshold due under any insurance policy prior to the Anticipated Closing Date with respect to any Legal Proceeding filed against Threshold or Merger Sub prior to the Anticipated Closing Date, minus (l) $200,000 (which amount represents the expected cost of the “put right” for the outstanding Threshold Warrants in the aggregate), minus (m) the aggregate Liability of Threshold under the Liabilities listed on Schedule 8.7, plus or minus (as applicable) (n) the net amount of any transaction expense reimbursement owed to, or transaction expense payment owed by, Threshold pursuant to Section 9.3(a), plus (o) in the case of Threshold, any payments received by Threshold prior to the Closing or contractually committed to be paid to Threshold (with assurance of collectability as determined in Molecular’s reasonable discretion) as a result of any Potentially Transferable Assets Dispositions and the pre-payments made in the Ordinary Course of Business, plus (p) the amount of any outstanding principal and accrued interest under the Threshold Note as of the Anticipated Closing Date (but in no event shall the such amount be counted twice in the calculation of the Net Cash), plus (q) any amounts due to be reimbursed to Threshold by Molecular pursuant to Section 9.3(a).

“Net Cash Calculation” has the meaning set forth in Section 1.6(a).

“Net Cash Schedule” has the meaning set forth in Section 1.6(a).

“Notice Period” has the meaning set forth in Section 5.2(c).

“Ordinary Course of Business” means, in the case of each of Molecular and Threshold and for all periods, such actions taken in the ordinary course of its normal operations and consistent with its past practices, and for periods following the date of this Agreement consistent with its operating plans delivered to the other Party pursuant to Section 4.1(c)(ii); provided, however, that during the Pre-Closing Period, (a) the Ordinary Course of Business of each Party shall also include any actions expressly required or permitted by this Agreement, including the Contemplated Transactions, and (b) the Ordinary Course of Business for Molecular shall also include (i) actions undertaken in connection with preparing to become a SEC reporting company listed on the NASDAQ Capital Market and (ii) actions required to engage with one or more third parties regarding a potential lease, exchange, transfer, license, disposition, partnership, or collaboration involving less than substantially all of the assets of Molecular or pursuant to a collaboration agreement, partnership agreement or similar arrangement, and, (c) without limiting the provisions of Section 4.6 but subject to compliance with Section 4.6, the Ordinary Course of Business of Threshold shall also include actions required to effect the Potentially Transferable Assets Dispositions.

“Outside Date” has the meaning set forth in Section 9.1(b).

“Party” or “Parties” means Molecular, Merger Sub and Threshold.

“Permitted Alternative Agreement” means a binding written Acquisition Agreement providing for the consummation of a transaction that constitutes a Superior Offer.

“Person” means any individual, Entity or Governmental Body.

“Pillsbury” has the meaning set forth in Section 5.1(e).

“Potentially Transferable Assets” mean all assets and rights with respect to and arising out of (a) Threshold’s small molecule drug candidate known as TH-2870, in its racemic form, and TH-3424, in its enantiomerically pure form, (b) Threshold’s drug candidate known as tarloxotinib bromide or tarloxotinib, (c) Threshold’s Positron Emission Tomography (PET) imaging agent for hypoxia known as [18F]HX4 [flortanidazole (18F)], (d) Threshold’s small molecule drug candidate known as TH-2566, and (e) Threshold’s small molecule drug candidate known as TH-1338.

“Potentially Transferable Asset Disposition” and “Potentially Transferable Assets Dispositions” have the meanings set forth in Section 4.6.

“Pre-Closing Period” has the meaning set forth in Section 4.1.

“Preferred Stock Conversion” has the meaning set forth in Section 7.4.

“Proxy Statement / Prospectus / Information Statement” means the proxy statement / prospectus/information statement to be sent to Molecular’s stockholders in connection with the approval of this Agreement and the Merger (by signing the Molecular Stockholder Written Consent) and to be sent to Threshold’s stockholders in connection with the Threshold Stockholders’ Meeting.

“Representatives” means directors, officers, other employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

“Required Molecular Stockholder Vote” has the meaning set forth in Section 2.2(b).

“Required Merger Sub Stockholder Vote” has the meaning set forth in Section 3.2(b).

“Required Threshold Stockholder Vote” has the meaning set forth in Section 3.2(b).

“Response Date” has the meaning set forth in Section 1.6(b).

“Reverse Split” means a reverse stock split of all outstanding shares of Threshold Common Stock at a reverse stock split ratio in the range mutually agreed to by Threshold and Molecular which shall be no less than 5:1 or more than 15:1 and to be agreed upon by the Threshold Board of Directors.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as it may be amended from time to time.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Shareholder” shall mean each shareholder of Molecular, and “Shareholders” shall mean all shareholders of Molecular, in each case as determined immediately prior to the Effective Time.

“Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of Acquisition Proposal being treated as references to 50% for these purposes).

“Subsidiary” means an Entity of which another Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities of other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Superior Offer” means an unsolicited, bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Proposal being treated as references to 50% for these purposes) made by a third party that (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement; and (b) is on terms and conditions that the Threshold Board of Directors or the Molecular Board of Directors, as applicable, determines, in its reasonable, good faith judgment, after obtaining and taking into account such matters that its Board of Directors deems relevant including if the consummation of such transaction is contingent on any such financing being obtained, following consultation with its outside legal counsel and financial advisor, if any (i) is more favorable, from a financial point of view, to the Threshold Stockholders or the Molecular Stockholders, as applicable, than the terms of the Merger; and (ii) is reasonably capable of being consummated; provided, however, that any such offer shall not be deemed to be a “Superior Offer” if any financing required to consummate the transaction contemplated by such offer is not committed and is not reasonably capable of being obtained by such third party.

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Tax” means any federal, state, local, foreign or other tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, customs duty, alternative or add-on minimum or other tax of any kind whatsoever, and including any fine, penalty, addition to tax or interest, whether disputed or not.

“Tax Representation Letters” shall have the meaning set forth in Section 5.11(c).

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

“Terminated Threshold Associates” has the meaning set forth in Section 5.6(a).

“Terminated Threshold Associate Payments” has the meaning set forth in Section 5.6(a).

“Third-Party Expenses” shall have the meaning set forth in Section 9.3(c).

“Transfer Taxes” shall have the meaning set forth in Section 5.11(d).

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

“Threshold 401(k) Plan” has the meaning set forth in Section 5.6(b).

“Threshold 409A Plan” has the meaning set forth in Section 3.14(k).

“Threshold” has the meaning set forth in the Preamble.

“Threshold Affiliate” means any Person that is (or at any relevant time was) under common control with Threshold within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

“Threshold Associate” means any current or former employee, independent contractor, officer or director of Threshold, any of its Subsidiaries or any Threshold Affiliate.

“Threshold Audited Financial Statements” means the audited consolidated financial statements included in Threshold’s Report on Form 10-K filed with the SEC for the period ended December 31, 2015.

“Threshold Board Adverse Recommendation Change” has the meaning set forth in Section 5.3(b).

“Threshold Board of Directors” means the board of directors of Threshold.

“Threshold Board Recommendation” has the meaning set forth in Section 5.3(b).

“Threshold Capital Stock” means Threshold Common Stock and Threshold preferred stock.

“Threshold Common Stock” has the meaning set forth in Section 3.4(a).

“Threshold Contract” means any Contract: (a) to which Threshold or any of its Subsidiaries is a Party; or (b) by which Threshold or any of its Subsidiaries or any Threshold IP Rights or any other asset of Threshold or its Subsidiaries is bound or under which Threshold or any of its Subsidiaries has any obligation.

“Threshold Disclosure Schedule” has the meaning set forth in Article 3.

“Threshold Employee Plan” has the meaning set forth in Section 3.14(a).

“Threshold IP Rights” means all Intellectual Property owned, licensed or controlled by Threshold that is necessary or used in the business of Threshold as presently conducted or as presently proposed to be conducted, excluding any and all Intellectual Property transferred pursuant to a consummated Potentially Transferable Asset Disposition.

“Threshold IP Rights Agreement” means any instrument or agreement governing, related or pertaining to any Threshold IP Rights.

“Threshold Intervening Event” has the meaning set forth in Section 5.3(c).

“Threshold Leases” has the meaning set forth in Section 3.8.

“Threshold Lock-up Agreements” has the meaning set forth in the recitals.

“Threshold Lock-up Signatories” means each of the directors and officers of Threshold.

“Threshold Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Threshold Material Adverse Effect, is or would reasonably be expected to be or to become materially adverse to, or has or would reasonably be expected to have or result in a material adverse effect on: (a) the business, condition (financial or otherwise), capitalization, assets, operations or financial performance of Threshold and its Subsidiaries taken as a whole; or (b) the ability of Threshold to consummate the Contemplated Transactions or to perform any of its covenants or obligations under the Agreement in all material respects; provided, however, that Effects from the following shall not be deemed to constitute (nor shall Effects from any of the following be taken into account in determining whether there has occurred) a Threshold Material Adverse Effect: (i) any rejection by a Governmental Body of a registration or filing by Threshold relating to the Threshold IP Rights; (ii) any change in the cash position of

Threshold which results from operations in the Ordinary Course of Business; (iii) conditions generally affecting the industries in which Threshold and its Subsidiaries participate or the United States or global economy or capital markets as a whole, to the extent that such conditions do not have a disproportionate impact on Threshold and its Subsidiaries taken as a whole; (iv) any failure of Threshold or any of its Subsidiaries to meet internal projections or forecast, third-party revenue or earnings predictions or any change in the price or trading volume of Threshold Common Stock (it being understood, however, that any Effect causing or contributing to any such failure to meet projections or predictions or any change in stock price or trading volume may constitute a Threshold Material Adverse Effect and may be taken into account in determining whether a Threshold Material Adverse Effect has occurred); (v) the Potentially Transferable Assets Dispositions; (vi) the execution, delivery, announcement or performance of the obligations under this Agreement or the announcement, pendency or anticipated consummation of the Merger; (vii) any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof; or (viii) any changes (after the date of this Agreement) in GAAP or applicable Legal Requirements.

“Threshold Material Contract” has the meaning set forth in Section 3.10.

“Threshold Note” has the meaning set forth in the recitals.

“Threshold Options” means options to purchase shares of Threshold Common Stock issued or granted by Threshold.

“Threshold Outstanding Shares Certificate” has the meaning set forth in Section 1.12(a).

“Threshold Permits” has the meaning set forth in Section 3.12(b).

“Threshold Product Candidates” shall have the meaning set forth in Section 3.12(d).

“Threshold Registered IP” means all Threshold IP Rights that are registered, filed or issued under the authority of, with or by any Governmental Body, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

“Threshold Regulatory Permits” has the meaning set forth in Section 3.12(d).

“Threshold S-4 Expenses” shall have the meaning set forth in Section 9.3(d).

“Threshold SEC Documents” shall have the meaning set forth in Section 3.5(a).

“Threshold Stockholder” means each holder of Threshold Capital Stock as determined immediately prior to the Effective Time, and “Threshold Stockholders” means all Threshold Stockholders.

“Threshold Stockholder Matters” has the meaning set forth in Section 5.3(a).

“Threshold Stockholders’ Meeting” has the meaning set forth in Section 5.3(a).

“Threshold Stockholder Support Agreements” has the meaning set forth in the recitals.

“Threshold Subsidiaries” has the meaning set forth in Section 3.1(a).

“Threshold Termination Fee” has the meaning set forth in Section 9.3(b)(ii).

“Threshold Unaudited Interim Balance Sheet” means the unaudited consolidated balance sheet of Threshold included in Threshold’s Report on Form 10-Q filed with the SEC for the period ended September 30, 2016.

“Threshold Warrants” means the outstanding warrants to purchase Threshold Capital Stock set forth in Section 3.4(a) of the Threshold Disclosure Schedule.

“WARN” means the federal and state Worker Adjustment Notification and Retraining Acts.

Annex B

Equity Commitment Letter

March 16, 2017

Threshold Pharmaceuticals, Inc.

170 Harbor Way, Suite 300

South San Francisco, CA 94080

Molecular Templates, Inc.

9301 Amberglen Boulevard, Suite 100

Austin, TX 78729

Re:	Equity Commitment

Ladies and Gentlemen:

Reference is made to the Agreement and Plan of Merger and Reorganization, dated as of the date hereof (as it may be amended from time to time, the “Merger Agreement”), by and among Threshold Pharmaceuticals, Inc., a Delaware corporation (“Parent”), Trojan Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and Molecular Templates, Inc., a Delaware corporation (the “Company”), pursuant to which Merger Sub will merge with and into the Company, with the Company surviving as the surviving corporation (the “Merger”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Merger Agreement.

This letter agreement is being delivered by Longitude Venture Partners III, L.P. (the “Investor”) to Parent and the Company in connection with the execution of the Merger Agreement by Parent and the Company. The Investor hereby confirms its irrevocable commitment, subject to the conditions set forth herein, to purchase, or cause an assignee permitted by paragraph eight hereof to purchase, immediately following the Effective Time, units (“Units”) having an aggregate purchase price equal to $20,000,000 (the “Equity Commitment”), at a price per Unit of $5.0625 (the “Per Unit Price”), each Unit to consist of (i) one (1) share (collectively, the “Shares”) of common stock of Parent, $0.001 par value per share (“Parent Common Stock”), and (ii) a warrant (collectively, the “Warrants”) to purchase 0.50 shares of Parent Common Stock with an exercise price equal to $5.00 per share (the “Exercise Price”). The Per Unit Price (less the $0.0625 per Unit ascribed to the Warrant) and the Exercise Price of the Warrant each reflect the effect of a reverse stock split anticipated to be effected by Parent’s Board of Directors prior to the Merger (the “Reverse Split”) at an assumed Reverse Split ratio of 8.1970-to-1 (the “Assumed Reverse Split Ratio”).

The parties agree that each of the Per Unit Price (less the $0.0625 per Unit ascribed to the Warrant) and the Exercise Price will be appropriately adjusted to the extent the actual Reverse Split ratio effected by Parent’s Board of Directors (the “Actual Reverse Split Ratio”) differs from the Assumed Reverse Split Ratio. For example and for illustration purposes only: (1) if the Actual Reverse Split Ratio were to be 6.6666-to-1, the Per Unit Price would be adjusted to $4.12906 (reflecting $4.0665 per Share (which would also be the adjusted Exercise Price) and $0.0625 per Warrant); and (2) if the Actual Reverse Split Ratio were to be 10.0000-to-1, the Per Unit Price would be adjusted to $6.1623 (reflecting $6.0998 per Share (which would also be the adjusted Exercise Price) and $0.0625 per Warrant). For the avoidance of doubt, there will be no adjustment to the composition of the Unit as a result of an Actual Reverse Split Ratio that differs from the Assumed Reverse Split Ratio (i.e., a Unit shall remain one (1) share of Parent Common Stock and a Warrant to purchase 0.50 shares of Parent Common Stock).

The Units to be purchased by the Investor are referred to herein as the “Investor Units,” and the Investor Units, the Shares, the Warrants and the shares of Parent Common Stock issuable upon exercise of the Warrants (the “Warrant Shares”) are referred to collectively herein as the “Securities”. The Investor acknowledges that

Parent intends to issue Units with an aggregate purchase price of at least $40,000,000 (inclusive of the Investor Units) to one or more investors immediately following the Effective Time (the “Financing”) and that the Equity Commitment is a component of the Financing. Parent hereby confirms its commitment, subject to the conditions herein, to enter into the Equity Purchase Documents and issue and sell to Investor in the Financing the Investor Units for an amount equal to the Equity Commitment at the Per-Unit Price immediately following the closing of the Merger.

The Investor’s obligation to enter into the Equity Purchase Documents and fund the Equity Commitment is subject only to (i) the execution and delivery of the Merger Agreement, (ii) the consummation of the Merger, (iii) the receipt by Parent of additional equity financing commitments by third parties mutually and reasonably acceptable to Parent, Mercury and Investor to participate in the Financing in an aggregate amount not less than an additional $20,000,000 (the “Additional Commitment”) (which condition may be waived in the sole discretion of Investor); (iv) the non-existence of a Mercury Material Adverse Effect and a Trojan Material Adverse Effect (which condition may be waived in the sole discretion of Investor on behalf of all other investors); (v) the delivery of resolutions of Parent’s Board of Directors certified by the Corporate Secretary of Parent or evidence of other corporate action by Parent reasonably acceptable to the Investor to effect the appointment or election of David Hirsch, M.D., Ph.D. to Parent’s Board of Directors effective upon the closing of the Financing; and (vi) the terms of this letter agreement. Parent shall use the proceeds from the Equity Commitment in its sole discretion, as directed by Parent’s Board of Directors and without any limitation or condition whatsoever from the Investor.

The Investor and Parent hereby covenant to enter into a Securities Purchase Agreement in substantially the form of Exhibit A hereto, a Registration Rights Agreement in substantially the form of Exhibit B hereto, a Warrant in substantially the form of Exhibit C hereto and such other agreements as may be reasonably requested by Parent, the Company and Investor in connection therewith (collectively, the “Equity Purchase Documents”), which agreements shall set forth (i) the terms on which the Investor (or its successors or permitted assigns) shall purchase the Investor Units for an amount equal to the Equity Commitment at the Per Unit Price immediately following the closing of the Merger, including a covenant and condition satisfactory to the Investor with regard to the appointment of Dr. Hirsch to Parent’s Board of Directors effective upon the closing of the Financing and the payment of the costs and expenses of the Investor related to the Financing (including Investor’s reasonable attorney fees) not to exceed an aggregate of $175,000 and payable only upon the consummation of the Financing; (ii) certain registration rights with respect to the Shares and the Warrant Shares under the Securities Act of 1933, as amended, and the rules promulgated thereunder (the “Securities Act”) (which shall include, without limitation, Parent’s obligation to (a) file a registration statement with respect to the resale of the Shares and the Warrant Shares with the U.S. Securities and Exchange Commission (the “SEC”) within 60 days after the closing date of the issuance and sale of the Units; (b) use its commercially reasonable efforts to have the registration statement declared effective by the SEC as soon as possible after the initial filing, and in any event no later than 120 days after the closing date of the issuance and sale of the Units; and (c) keep the registration statement effective until all registrable securities may be sold pursuant to Rule 144 under the Securities Act, without restriction as to volume); (iii) with respect to the Warrants, that such Warrants shall (a) be exercisable at a per-share price equal to the Exercise Price, which Exercise Price shall be payable in cash or through a “cashless” exercise mechanic, (b) not be subject to any anti-dilution protection (other than customary structural anti-dilution protection) and (c) expire upon the seven (7)-year anniversary of the Effective Time; and (iv) other customary terms and conditions, each of which shall be on terms reasonably consistent with similar agreements by public companies similarly situated with Parent and reasonably acceptable to the Investors; provided, that, in no event shall the obligation of the Investor to purchase the Investor Units be conditioned the completion by the Investor of its due diligence investigation with respect to the Equity Commitment. Parent covenants to Investor to include in the definitive proxy statement related to the Merger, a proposal to its stockholders to vote on the Financing.

The Investor represents and warrants that (i) it has the requisite power, capacity and authority to execute and deliver this letter agreement and to fulfill and perform its obligations hereunder; (ii) this letter agreement has been duly and validly executed and delivered by the Investor and constitutes a legal, valid and binding agreement of the Investor and is enforceable in accordance with its terms (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally and general equitable principles whether considered in a proceeding in law or in equity); (iii) the execution, delivery and performance of this letter agreement by the Investor has been duly and validly authorized and approved by all necessary corporate, limited partnership or similar action by such party; (iv) the Investor has available, unrestricted cash (or the unrestricted right (subject only to the giving of any required notices) to obtain from its investors’ funds) sufficient to pay and perform in full its obligation under this letter agreement to pay the Equity Commitment, which funds shall remain available to the Investor for so long as this letter agreement shall remain in effect; (v) the Investor has received and reviewed (or has had sufficient opportunity to review) this letter agreement (including the forms of Equity Purchase Documents attached hereto) with independent legal, accounting and financial advisors regarding the Investor’s rights and obligations and the Investor fully understands the terms and conditions contained, and the transactions provided for, herein and therein; and (vi) the Investor understands that the issuance of the Units pursuant to the Equity Purchase Documents will be a private placement exempt from registration under Section 4(a)(2) and Regulation D under the Securities Act and that such exemption shall rely, in part, on the representations and warranties of the Investor included in paragraph six hereof and the Equity Purchase Documents.

The Investor further acknowledges and represents that (i) the Securities will be “restricted securities” and will not, at the time of issuance, have been registered under the Securities Act or any applicable state securities law; (ii) the Investor is acquiring the Securities as principal for its own account and not with a view to, or for, distributing or reselling the Securities or any part thereof in violation of the Securities Act or any applicable state securities laws; (iii) the Investor does not presently have any agreement, plan or understanding, directly or indirectly, with any Person to distribute or effect any distribution of any of the Securities (or any securities which are derivatives thereof) to or through any person or entity; (iv) the Investor will acquire the Securities in the ordinary course of its business; (v) the Investor is not a registered broker-dealer under Section 15 of the Securities Exchange Act of 1934, as amended, or an entity engaged in a business that would require it to be so registered as a broker-dealer; (vi) the Investor is, at the date hereof, an “accredited investor” as defined in Rule 501(a) under the Securities Act; (vii) the Investor will not be purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general advertisement; (viii) the Investor, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment; (ix) the Investor is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment; (x) the Investor acknowledges that it has reviewed publicly available materials relating to the Parent and has been afforded (a) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company and Parent concerning the terms and conditions of the offering of the Securities and the merits and risks of investing in the Securities, (b) access to information about the Company, Parent and their subsidiaries and their respective financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (c) the opportunity to obtain such additional information that the Company and Parent possess or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment; and (xi) the Investor has sought such accounting, legal and tax advice as it has considered necessary to make an informed decision with respect to its commitment to acquire the Securities.

Parent may, on or after the date hereof, issue a press release disclosing the material terms of the transactions contemplated by this letter agreement and may, on or after the date hereof, file a Current Report on Form 8-K describing the terms of this letter agreement and including the press release and a copy of this letter agreement and forms of the Equity Purchase Documents, as exhibits thereto or a subsequent periodic report, with the SEC.

This letter agreement shall be binding solely on, and inure solely to the benefit of, each of the undersigned and their respective successors and permitted assigns. The Investor may not assign the Equity Commitment to any third party, provided, that the Investor may assign all or a portion of its obligations to fund the Equity Commitment to its affiliates or affiliated funds or, with the prior written consent of Parent and the Company, to any third party (without consideration therefor); provided, however, that the Investor shall remain liable for the Equity Commitment.

The parties hereto agree that irreparable damage would occur if any provision of this letter agreement were not performed in accordance with the terms hereof and that Parent, the Company or the Investor, as the case may be, shall be entitled to an injunction or injunctions to prevent breaches of this letter agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity. The parties hereto hereby agree not to raise any objections to the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this letter agreement, and to specifically enforce the terms and provisions of this letter agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the Investor under this letter agreement.

In the event that any suit or action is instituted with respect to this letter agreement, the prevailing party in such dispute shall be entitled to recover from the losing party all reasonable fees, costs and expenses of such prevailing party in connection with any such suit or action, including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all reasonable fees, costs and expenses of appeals.

This letter agreement and any related dispute shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. Each of the parties hereto hereby (i) irrevocably submit to the personal jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) in the event that any dispute arises out of this letter agreement or any of the transactions contemplated by this letter agreement; (ii) agree that it will not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such court; and (iii) agree that it will not bring any action relating to this letter agreement or any of the transactions contemplated by this letter agreement in any court other than the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware).

EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS LETTER AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

This letter agreement may not be amended or otherwise modified without the prior written consent of Parent, the Company and the Investor. This letter agreement may be executed in counterparts.

This letter agreement shall expire upon the earlier of (1) June 30, 2017 if Parent has not secured commitment letters for the Additional Commitment unless prior to such date Investor has waived such condition or (2) termination of the Merger Agreement in accordance with its terms. Nothing in this paragraph shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this letter agreement, the Equity Purchase Documents or the Merger Agreement or impair the right of any party to compel specific performance by any other party of its obligations under this letter agreement.

[Signature page follows]

Sincerely, LONGITUDE VENTURE PARTNERS III, L.P. By: Longitude Capital Partners III, LLC Its: General Partner

By:	/s/ Patrick Enright
Name: Title:	Patrick Enright Managing Member

Accepted and agreed to as of the date first above written.

THRESHOLD PHARMACEUTICALS, INC.

By:	/s/ Harold E. Selick
Name: Title:	Harold E. Selick, Ph.D. Chief Executive Officer

MOLECULAR TEMPLATES, INC.

By:	/s/ Eric E. Poma
Name: Title:	Eric E. Poma, Ph.D. Chief Executive Officer

Annex C

THRESHOLD PHARMACEUTICALS, INC.

2014 EQUITY INCENTIVE PLAN

ADOPTED BY THE BOARD OF DIRECTORS: MARCH 20, 2014

AMENDED BY THE BOARD OF DIRECTORS: MAY     , 2017

APPROVED BY THE STOCKHOLDERS:                     , 2017

1.	GENERAL.

(a) Eligible Award Recipients. Employees, Directors and Consultants are eligible to receive Awards.

(b) Available Awards. The Plan provides for the grant of the following types of Awards: (i) Incentive Stock Options; (ii) Nonstatutory Stock Options; (iii) Stock Appreciation Rights; (iv) Restricted Stock Awards; (v) Restricted Stock Unit Awards; (vi) Performance Stock Awards; (vii) Performance Cash Awards; and (viii) Other Stock Awards.

(c) Purpose. The Plan, through the granting of Awards, is intended to help the Company secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate and provide a means by which the eligible recipients may benefit from increases in value of the Common Stock.

2.	ADMINISTRATION.
(a) Administration by Board. The Board will administer the Plan. The Board may delegate administration of the Plan to a Committee or Committees, as provided in Section 2(c).

(b) Powers of Board. The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine: (A) who will be granted Awards; (B) when and how each Award will be granted; (C) what type of Award will be granted; (D) the provisions of each Award (which need not be identical), including when a person will be permitted to exercise or otherwise receive cash or Common Stock under the Award; (E) the number of shares of Common Stock subject to, or the cash value of, an Award; and (F) the Fair Market Value applicable to a Stock Award.

(ii) To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for administration of the Plan and Awards. The Board, in the exercise of these powers, may correct any defect, omission or inconsistency in the Plan or in any Award Agreement, in a manner and to the extent it will deem necessary or expedient to make the Plan or Award fully effective.

(iii) To settle all controversies regarding the Plan and Awards granted under it.

(iv) To accelerate, in whole or in part, the time at which an Award may be exercised or vest (or at which cash or shares of Common Stock may be issued).

(v) To suspend or terminate the Plan at any time. Except as otherwise provided in the Plan (including Section 2(b)(viii) below) or an Award Agreement, suspension or termination of the Plan will not impair a Participant’s rights under his or her then-outstanding Award without his or her written consent.

(vi) To amend the Plan in any respect the Board deems necessary or advisable, including, without limitation, by adopting amendments relating to Incentive Stock Options and certain nonqualified deferred compensation under Section 409A of the Code and/or to make the Plan or Awards granted under the Plan compliant with the requirements for Incentive Stock Options or exempt from or compliant with the requirements for nonqualified deferred compensation under Section 409A of the Code, subject to the limitations, if any, of applicable law. However, if required by applicable law or listing requirements, and except as provided in Section 9(a) relating to Capitalization Adjustments, the Company will seek stockholder approval of any amendment of the Plan that (A) materially increases the number of shares of Common Stock available for issuance under the Plan, (B) materially expands the class of individuals eligible to receive Awards under the Plan, (C) materially increases the benefits accruing to Participants under the Plan, (D) materially reduces the price at which shares of Common Stock may be issued or purchased under the Plan, (E) materially extends the term of the Plan, or (F) materially expands the types of Awards available for issuance under the Plan. Except as otherwise provided in the Plan (including Section 2(b)(viii) below) or an Award Agreement, no amendment of the Plan will impair a Participant’s rights under an outstanding Award without the Participant’s written consent.

(vii) To submit any amendment to the Plan for stockholder approval, including, but not limited to, amendments to the Plan intended to satisfy the requirements of (A) Section 162(m) of the Code regarding the exclusion of performance-based compensation from the limit on corporate deductibility of compensation paid to Covered Employees, (B) Section 422 of the Code regarding incentive stock options or (C) Rule 16b-3.

(viii) To approve forms of Award Agreements for use under the Plan and to amend the terms of any one or more Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Award Agreement, subject to any specified limits in the Plan that are not subject to Board discretion; provided, however, that a Participant’s rights under any Award will not be impaired by any such amendment unless (A) the Company requests the consent of the affected Participant, and (B) such Participant consents in writing.

Notwithstanding the foregoing or anything in the Plan to the contrary, (1) a Participant’s rights will not be deemed to have been impaired by any amendment of an Award or the Plan, or by any suspension or termination of the Plan, if the Board, in its sole discretion, determines that the amendment, suspension or termination, taken as a whole, (A) does not materially impair the Participant’s rights, or (B) in connection with any transaction or event described in Section 9, is in the best interests of the Company or its stockholders, and (2) subject to the limitations of applicable law, if any, the Board may amend the terms of any Award or the Plan, or may suspend or terminate the Plan, without the affected Participant’s consent (A) to maintain the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (B) to change the terms of an Incentive Stock Option, if such change results in impairment of the Award solely because it impairs the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (C) to clarify the manner of exemption from, or to bring the Award into compliance with, Section 409A of the Code; (D) to comply with other applicable laws or listing requirements; or (E) to meet the requirements of any accounting standard or to avoid any adverse accounting treatment. The Board may, but need not, take the tax or accounting consequences to affected Participants into consideration in acting under the preceding sentence.

(ix) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Awards.

(x) To adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by Employees, Directors or Consultants who are foreign nationals or employed outside the United States (provided that Board approval will not be necessary for immaterial modifications to the Plan or any Award Agreement that are required for compliance with the laws of the relevant foreign jurisdiction).

(c) Delegation to Committee.

(i) General. The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee, as applicable). Any delegation of administrative powers will be reflected in resolutions, not inconsistent with the provisions of the Plan, adopted from time to time by the Board or Committee (as applicable). The Committee may, at any time, abolish the subcommittee and/or revest in the Committee any powers delegated to the subcommittee. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated.

(ii) Section 162(m) and Rule 16b-3 Compliance. The Committee may consist solely of two (2) or more Outside Directors, in accordance with Section 162(m) of the Code, or solely of two (2) or more Non-Employee Directors, in accordance with Rule 16b-3.

(d) Delegation to an Officer. The Board may delegate to one (1) or more Officers the authority to do one or both of the following: (i) designate Employees who are not Officers to be recipients of Options and SARs (and, to the extent permitted by applicable law, other Stock Awards) and, to the extent permitted by applicable law, the terms of such Awards; and (ii) determine the number of shares of Common Stock to be subject to such Stock Awards granted to such Employees; provided, however, that the Board resolutions regarding such delegation will specify the total number of shares of Common Stock that may be subject to the Stock Awards granted by such Officer and that such Officer may not grant a Stock Award to himself or herself. Any such Stock Awards will be granted on the form of Award Agreement most recently approved for use by the Committee or the Board, unless otherwise provided in the resolutions approving the delegation authority. The Board may not delegate authority to an Officer who is acting solely in the capacity of an Officer (and not also as a Director) to determine the Fair Market Value pursuant to Section 13(v)(iv) below.

(e) Effect of Board’s Decision. All determinations, interpretations and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

(f) Cancellation and Re-Grant of Stock Awards. Neither the Board nor any Committee will have the authority to (i) reduce the exercise, purchase or strike price of any outstanding Option or SAR under the Plan, or (ii) cancel any outstanding Option or SAR that has an exercise price or strike price greater than the then-current Fair Market Value of the Common Stock in exchange for cash or other Stock Awards under the Plan, unless the stockholders of the Company have approved such an action within twelve (12) months prior to such an event.

3.	SHARES SUBJECT TO THE PLAN.

(a) Share Reserve.

(i) Subject to Section 9(a) relating to Capitalization Adjustments, the aggregate number of shares of Common Stock that may be issued pursuant to Stock Awards from and after the Effective Date will not exceed (A) 25,000,000 shares plus (B) the Prior Plan Returning Shares (as defined below), if any, which become available for grant under this Plan from time to time (such aggregate number of shares described in (A) and (B) above, the “Share Reserve”).

For purposes of this Plan, “Prior Plan Returning Shares” means any shares subject to outstanding stock awards granted under the 2004 Amended and Restated Equity Incentive Plan of Threshold Pharmaceuticals, Inc. or the Threshold Pharmaceuticals, Inc. 2001 Equity Incentive Plan (each, a “Prior Plan”) that, from and after 12:01 a.m. Pacific time on the Effective Date, (i) expire or terminate for any reason prior to exercise or settlement, (ii) are forfeited, cancelled or otherwise returned to the Company because of the failure to meet a contingency or condition required for the vesting of such shares, or (iii) other than with respect to outstanding options and stock appreciation rights granted under a Prior Plan with respect to which the exercise or strike price is at least one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the option or stock appreciation right on the date of grant (the “Prior Plan Appreciation Awards”), are reacquired or withheld (or not issued) by the Company to satisfy a tax withholding obligation in connection with a stock award. Any such shares will immediately be added to the Share Reserve as and when such shares become Prior Plan Returning Shares and become available for issuance pursuant to Awards granted hereunder.

(ii) For clarity, the Share Reserve in this Section 3(a) is a limitation on the number of shares of Common Stock that may be issued pursuant to the Plan. Accordingly, this Section 3(a) does not limit the granting of Stock Awards except as provided in Section 7(a). Shares may be issued in connection with a merger or acquisition as permitted by NASDAQ Listing Rule 5635(c) or, if applicable, NYSE Listed Company Manual Section 303A.08, AMEX Company Guide Section 711 or other applicable rule, and such issuance will not reduce the number of shares available for issuance under the Plan.

(iii) Subject to Section 3(b), the number of shares of Common Stock available for issuance under the Plan will be reduced by: (A) one (1) share for each share of Common Stock issued pursuant to an Option or SAR with respect to which the exercise or strike price is at least one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the Option or SAR on the date of grant; and (B) 1.2 shares for each share of Common Stock issued pursuant to a Full Value Award.

(b) Reversion of Shares to the Share Reserve.

(i) Shares Available For Subsequent Issuance. If (A) any shares of Common Stock subject to a Stock Award are not issued because such Stock Award or any portion thereof expires or otherwise terminates without all of the shares covered by such Stock Award having been issued or is settled in cash (i.e., the Participant receives cash rather than stock), (B) any shares of Common Stock issued pursuant to a Stock Award are forfeited back to or repurchased by the Company because of the failure to meet a contingency or condition required for the vesting of such shares, or (C) with respect to a Full Value Award, any shares of Common Stock are reacquired or withheld (or not issued) by the Company to satisfy a tax withholding obligation in connection with such Full Value Award, such shares will again become available for issuance under the Plan (collectively, the “2014 Plan Returning Shares”). For each (1) 2014 Plan Returning Share subject to a Full Value Award or (2) Prior Plan Returning Share subject to a stock award other than a Prior Plan Appreciation Award, the number of shares of Common Stock available for issuance under the Plan will increase by 1.2 shares.

(ii) Shares Not Available For Subsequent Issuance. Any shares of Common Stock reacquired or withheld (or not issued) by the Company to satisfy the exercise or purchase price of a Stock Award will no longer be available for issuance under the Plan, including any shares subject to a Stock Award that are not delivered to a Participant because such Stock Award is exercised through a reduction of shares subject to such Stock Award (i.e., “net exercised”). In addition, any shares reacquired or withheld (or not issued) by the Company to satisfy a tax withholding obligation in connection with an Option or Stock Appreciation Right or a Prior Plan Appreciation Award, or any shares repurchased by the Company on the open market with the proceeds of the exercise or strike price of an Option or Stock Appreciation Right or a Prior Plan Appreciation Award will no longer be available for issuance under the Plan.

(c) Incentive Stock Option Limit. Subject to the Share Reserve and Section 9(a) relating to Capitalization Adjustments, the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options will be 37,500,000 shares of Common Stock.

(d) Section 162(m) Limitations. Subject to the Share Reserve and Section 9(a) relating to Capitalization Adjustments, at such time as the Company may be subject to the applicable provisions of Section 162(m) of the Code, the following limitations will apply.

(i) A maximum of 3,000,000 shares of Common Stock subject to Options, SARs and Other Stock Awards whose value is determined by reference to an increase over an exercise or strike price of at least one hundred percent (100%) of the Fair Market Value on the date any such Stock Award is granted may be granted to any one Participant during any one calendar year. Notwithstanding the foregoing, if any additional Options, SARs or Other Stock Awards whose value is determined by reference to an increase over an exercise or strike price of at least one hundred percent (100%) of the Fair Market Value on the date the Stock Award is granted are granted to any Participant during any calendar year, compensation attributable to the exercise of such additional Stock Awards will not satisfy the requirements to be considered “qualified performance-based compensation” under Section 162(m) of the Code unless such additional Stock Award is approved by the Company’s stockholders.

(ii) A maximum of 3,000,000 shares of Common Stock subject to Performance Stock Awards may be granted to any one Participant during any one calendar year (whether the grant, vesting or exercise is contingent upon the attainment during the Performance Period of the Performance Goals).

(iii) A maximum of $5,000,000 may be granted as a Performance Cash Award to any one Participant during any one calendar year.

(e) Source of Shares. The stock issuable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market or otherwise.

4.	ELIGIBILITY.

(a) Eligibility for Specific Stock Awards. Incentive Stock Options may be granted only to employees of the Company or a “parent corporation” or “subsidiary corporation” thereof (as such terms are defined in Sections 424(e) and 424(f) of the Code). Stock Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants; provided, however, that Stock Awards may not be granted to Employees, Directors and Consultants who are providing Continuous Service only to any “parent” of the Company, as such term is defined in Rule 405, unless (i) the stock underlying such Stock Awards is treated as “service recipient stock” under Section 409A of the Code (for example, because the Stock Awards are granted pursuant to a corporate transaction such as a spin off transaction) or (ii) the Company, in consultation with its legal counsel, has determined that such Stock Awards are otherwise exempt from or alternatively comply with the distribution requirements of Section 409A of the Code.

(b) Ten Percent Stockholders. A Ten Percent Stockholder will not be granted an Incentive Stock Option unless the exercise price of such Option is at least one hundred ten percent (110%) of the Fair Market Value on the date of grant and the Option is not exercisable after the expiration of five (5) years from the date of grant.

5.	PROVISIONS RELATING TO OPTIONS AND STOCK APPRECIATION RIGHTS.

Each Option or SAR will be in such form and will contain such terms and conditions as the Board deems appropriate. All Options will be separately designated Incentive Stock Options or Nonstatutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates will be issued for shares of Common Stock purchased on exercise of each type of Option. If an Option is not specifically designated as an Incentive Stock Option, or if an Option is designated as an Incentive Stock Option but some portion or all of the Option fails to qualify as an Incentive Stock Option under the applicable rules, then the Option (or portion thereof) will be a Nonstatutory Stock Option. The provisions of separate Options or SARs need not be identical; provided, however, that each Award Agreement will conform to (through incorporation of provisions hereof by reference in the applicable Award Agreement or otherwise) the substance of each of the following provisions:

(a) Term. Subject to the provisions of Section 4(b) regarding Ten Percent Stockholders, no Option or SAR will be exercisable after the expiration of ten (10) years from the date of its grant or such shorter period specified in the Award Agreement.

(b) Exercise Price. Subject to the provisions of Section 4(b) regarding Ten Percent Stockholders, the exercise or strike price of each Option or SAR will be not less than one hundred percent (100%) of the Fair

Market Value of the Common Stock subject to the Option or SAR on the date the Award is granted. Notwithstanding the foregoing, an Option or SAR may be granted with an exercise or strike price lower than one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the Award if such Award is granted pursuant to an assumption of or substitution for another option or stock appreciation right pursuant to a Corporate Transaction and in a manner consistent with the provisions of Section 409A of the Code and, if applicable, Section 424(a) of the Code. Each SAR will be denominated in shares of Common Stock equivalents.

(c) Purchase Price for Options. The purchase price of Common Stock acquired pursuant to the exercise of an Option may be paid, to the extent permitted by applicable law and as determined by the Board in its sole discretion, by any combination of the methods of payment set forth below. The Board will have the authority to grant Options that do not permit all of the following methods of payment (or that otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to use a particular method of payment. The permitted methods of payment are as follows:

(i) by cash, check, bank draft or money order payable to the Company;

(ii) pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of the stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds;

(iii) by delivery to the Company (either by actual delivery or attestation) of shares of Common Stock;

(iv) if an Option is a Nonstatutory Stock Option, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Common Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price; provided, however, that the Company will accept a cash or other payment from the Participant to the extent of any remaining balance of the aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued. Shares of Common Stock will no longer be subject to an Option and will not be exercisable thereafter to the extent that (A) shares issuable upon exercise are used to pay the exercise price pursuant to the “net exercise,” (B) shares are delivered to the Participant as a result of such exercise, and (C) shares are withheld to satisfy tax withholding obligations; or

(v) in any other form of legal consideration that may be acceptable to the Board and specified in the applicable Award Agreement.

(d) Exercise and Payment of a SAR. To exercise any outstanding SAR, the Participant must provide written notice of exercise to the Company in compliance with the provisions of the Award Agreement evidencing such SAR. The appreciation distribution payable on the exercise of a SAR will be not greater than an amount equal to the excess of (A) the aggregate Fair Market Value (on the date of the exercise of the SAR) of a number of shares of Common Stock equal to the number of Common Stock equivalents in which the Participant is vested under such SAR, and with respect to which the Participant is exercising the SAR on such date, over (B) the aggregate strike price of the number of Common Stock equivalents with respect to which the Participant is exercising the SAR on such date. The appreciation distribution may be paid in Common Stock, in cash, in any combination of the two or in any other form of consideration, as determined by the Board and contained in the Award Agreement evidencing such SAR.

(e) Transferability of Options and SARs. The Board may, in its sole discretion, impose such limitations on the transferability of Options and SARs as the Board will determine. In the absence of such a determination by the Board to the contrary, the following restrictions on the transferability of Options and SARs will apply:

(i) Restrictions on Transfer. An Option or SAR will not be transferable except by will or by the laws of descent and distribution (and pursuant to Sections 5(e)(ii) and 5(e)(iii) below), and will be exercisable during the lifetime of the Participant only by the Participant. The Board may permit transfer of the Option or SAR in a manner that is not prohibited by applicable tax and securities laws. Except as explicitly provided in the Plan, neither an Option nor a SAR may be transferred for consideration.

(ii) Domestic Relations Orders. Subject to the approval of the Board or a duly authorized Officer, an Option or SAR may be transferred pursuant to the terms of a domestic relations order, official marital settlement agreement or other divorce or separation instrument as permitted by Treasury Regulations Section 1.421-1(b)(2). If an Option is an Incentive Stock Option, such Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer.

(iii) Beneficiary Designation. Subject to the approval of the Board or a duly authorized Officer, a Participant may, by delivering written notice to the Company, in a form approved by the Company (or the designated broker), designate a third party who, upon the death of the Participant, will thereafter be entitled to exercise the Option or SAR and receive the Common Stock or other consideration resulting from such exercise. In the absence of such a designation, upon the death of the Participant, the executor or administrator of the Participant’s estate will be entitled to exercise the Option or SAR and receive the Common Stock or other consideration resulting from such exercise. However, the Company may prohibit designation of a beneficiary at any time, including due to any conclusion by the Company that such designation would be inconsistent with the provisions of applicable laws.

(f) Vesting Generally. The total number of shares of Common Stock subject to an Option or SAR may vest and become exercisable in periodic installments that may or may not be equal. The Option or SAR may be subject to such other terms and conditions on the time or times when it may or may not be exercised (which may be based on the satisfaction of Performance Goals or other criteria) as the Board may deem appropriate. The vesting provisions of individual Options or SARs may vary. The provisions of this Section 5(f) are subject to any Option or SAR provisions governing the minimum number of shares of Common Stock as to which an Option or SAR may be exercised.

(g) Termination of Continuous Service. Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates (other than due to the Participant’s death or Disability and other than for Cause), the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Option or SAR as of the date of termination of Continuous Service), but only within such period of time ending on the earlier of (i) the date three (3) months following such termination of Continuous Service (or such longer or shorter period specified in the Award Agreement), and (ii) the expiration of the term of the Option or SAR as set forth in the Award Agreement. If, after termination of Continuous Service, the Participant does not exercise his or her Option or SAR (as applicable) within the applicable time frame, the Option or SAR (as applicable) will terminate.

(h) Extension of Termination Date. Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Company or an Affiliate, if the exercise of an Option or SAR following the termination of the Participant’s Continuous Service (other than due to the Participant’s death or Disability and other than for Cause) would be prohibited at any time solely because the issuance of shares of Common Stock would violate the registration requirements under the Securities Act, then the Option or SAR will terminate on the earlier of (i) the expiration of a total period of time (that need not be consecutive) equal to the applicable post-termination exercise period after the termination of the Participant’s Continuous Service during which the exercise of the Option or SAR would not be in violation of such registration requirements, or (ii) the expiration of the term of the Option or SAR as set forth in the applicable Award Agreement. In addition, unless otherwise provided in a Participant’s Award Agreement, if the sale of any Common Stock received upon exercise of an Option or SAR following the termination of the Participant’s Continuous Service (other than for Cause) would violate the Company’s insider trading policy, then the Option or SAR will terminate on the earlier of (i) the expiration of a period of time (that need not be consecutive) equal to the applicable post-termination exercise period after the termination of the Participant’s Continuous Service during which the sale of the Common Stock received upon exercise of the Option or SAR would not be in violation of the Company’s insider trading policy, or (ii) the expiration of the term of the Option or SAR as set forth in the applicable Award Agreement.

(i) Disability of Participant. Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates as a result of the Participant’s Disability, the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Option or SAR as of the date of termination of Continuous Service), but only within such period of time ending on the earlier of (i) the date twelve (12) months following such termination of Continuous Service (or such longer or shorter period specified in the Award Agreement), and (ii) the expiration of the term of the Option or SAR as set forth in the Award Agreement. If, after termination of Continuous Service, the Participant does not exercise his or her Option or SAR (as applicable) within the applicable time frame, the Option or SAR (as applicable) will terminate.

(j) Death of Participant. Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Company or an Affiliate, if (i) a Participant’s Continuous Service terminates as a result of the Participant’s death, or (ii) the Participant dies within the period (if any) specified in the Award Agreement for exercisability after the termination of the Participant’s Continuous Service (for a reason other than death), then the Participant’s Option or SAR may be exercised (to the extent that the Participant was entitled to exercise such Option or SAR as of the date of death) by the Participant’s estate, by a person who acquired the right to exercise the Option or SAR by bequest or inheritance or by a person designated to exercise the Option or SAR upon the Participant’s death, but only within such period of time ending on the earlier of (i) the date eighteen (18) months following the date of death (or such longer or shorter period specified in the Award Agreement), and (ii) the expiration of the term of the Option or SAR as set forth in the Award Agreement. If, after the Participant’s death, the Option or SAR (as applicable) is not exercised within the applicable time frame, the Option or SAR (as applicable) will terminate.

(k) Termination for Cause. Except as explicitly provided otherwise in a Participant’s Award Agreement or other individual written agreement between the Participant and the Company or an Affiliate, if a Participant’s Continuous Service is terminated for Cause, the Participant’s Option or SAR will terminate immediately upon such termination of Continuous Service, and the Participant will be prohibited from exercising his or her Option or SAR from and after the time of such termination of Continuous Service.

(l) Leaves of Absence. Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Company or an Affiliate, in the event of a Participant’s leave of absence (other than a personal or medical leave of absence approved by an authorized representative of the Company with employment guaranteed upon return), the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Option or SAR as of the beginning of such leave of absence), but only within such period of time ending on the earlier of (i) the date three (3) months following the beginning of such leave of absence (or such longer or shorter period specified in the Award Agreement), and (ii) the expiration of the term of the Option or SAR as set forth in the Award Agreement. If, upon such a leave of absence, the Participant does not exercise his or her Option or SAR (as applicable) within the applicable time frame, the Option or SAR (as applicable) will terminate.

(m) Non-Exempt Employees. If an Option or SAR is granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, the Option or SAR will not be first exercisable for any shares of Common Stock until at least six (6) months following the date of grant of the Option or SAR (although the Award may vest prior to such date). Consistent with the provisions of the Worker Economic Opportunity Act, (i) if such non-exempt employee dies or suffers a Disability, (ii) upon a Corporate Transaction in which such Option or SAR is not assumed, continued, or substituted, (iii) upon a Change in Control, or (iv) upon the Participant’s retirement (as such term may be defined in the Participant’s Award

Agreement, in another agreement between the Participant and the Company or an Affiliate, or, if no such definition, in accordance with the Company’s then current employment policies and guidelines), the vested portion of any Options and SARs may be exercised earlier than six (6) months following the date of grant. The foregoing provision is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or SAR will be exempt from his or her regular rate of pay. To the extent permitted and/or required for compliance with the Worker Economic Opportunity Act to ensure that any income derived by a non-exempt employee in connection with the exercise, vesting or issuance of any shares under any other Stock Award will be exempt from the employee’s regular rate of pay, the provisions of this Section 5(m) will apply to all Stock Awards and are hereby incorporated by reference into such Stock Award Agreements.

6.	PROVISIONS OF STOCK AWARDS OTHER THAN OPTIONS AND SARS.

(a) Restricted Stock Awards. Each Restricted Stock Award Agreement will be in such form and will contain such terms and conditions as the Board deems appropriate. To the extent consistent with the Company’s bylaws, at the Board’s election, shares of Common Stock underlying a Restricted Stock Award may be (i) held in book entry form subject to the Company’s instructions until any restrictions relating to the Restricted Stock Award lapse, or (ii) evidenced by a certificate, which certificate will be held in such form and manner as determined by the Board. The terms and conditions of Restricted Stock Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Award Agreements need not be identical. Each Restricted Stock Award Agreement will conform to (through incorporation of the provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i) Consideration. A Restricted Stock Award may be awarded in consideration for (A) cash, check, bank draft or money order payable to the Company, (B) past services to the Company or an Affiliate, or (C) any other form of legal consideration (including future services) that may be acceptable to the Board, in its sole discretion, and permissible under applicable law.

(ii) Vesting. Shares of Common Stock awarded under the Restricted Stock Award Agreement may be subject to forfeiture to the Company in accordance with a vesting schedule to be determined by the Board.

(iii) Termination of Participant’s Continuous Service. If a Participant’s Continuous Service terminates, the Company may receive through a forfeiture condition or a repurchase right any or all of the shares of Common Stock held by the Participant as of the date of termination of Continuous Service under the terms of the Restricted Stock Award Agreement.

(iv) Transferability. Rights to acquire shares of Common Stock under the Restricted Stock Award Agreement will be transferable by the Participant only upon such terms and conditions as are set forth in the Restricted Stock Award Agreement, as the Board will determine in its sole discretion, so long as Common Stock awarded under the Restricted Stock Award Agreement remains subject to the terms of the Restricted Stock Award Agreement.

(v) Dividends. A Restricted Stock Award Agreement may provide that any dividends paid on Restricted Stock will be subject to the same vesting and forfeiture restrictions as apply to the shares subject to the Restricted Stock Award to which they relate.

(b) Restricted Stock Unit Awards. Each Restricted Stock Unit Award Agreement will be in such form and will contain such terms and conditions as the Board deems appropriate. The terms and conditions of Restricted Stock Unit Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Unit Award Agreements need not be identical. Each Restricted Stock Unit Award Agreement will conform to (through incorporation of the provisions hereof by reference in the Agreement or otherwise) the substance of each of the following provisions:

(i) Consideration. At the time of grant of a Restricted Stock Unit Award, the Board will determine the consideration, if any, to be paid by the Participant upon delivery of each share of Common Stock subject to the

Restricted Stock Unit Award. The consideration to be paid (if any) by the Participant for each share of Common Stock subject to a Restricted Stock Unit Award may be paid in any form of legal consideration that may be acceptable to the Board, in its sole discretion, and permissible under applicable law.

(ii) Vesting. At the time of the grant of a Restricted Stock Unit Award, the Board may impose such restrictions on or conditions to the vesting of the Restricted Stock Unit Award as it, in its sole discretion, deems appropriate.

(iii) Payment. A Restricted Stock Unit Award may be settled by the delivery of shares of Common Stock, their cash equivalent, any combination thereof or in any other form of consideration, as determined by the Board and contained in the Restricted Stock Unit Award Agreement.

(iv) Additional Restrictions. At the time of the grant of a Restricted Stock Unit Award, the Board, as it deems appropriate, may impose such restrictions or conditions that delay the delivery of the shares of Common Stock (or their cash equivalent) subject to a Restricted Stock Unit Award to a time after the vesting of such Restricted Stock Unit Award.

(v) Dividend Equivalents. Dividend equivalents may be credited in respect of shares of Common Stock covered by a Restricted Stock Unit Award, as determined by the Board and contained in the Restricted Stock Unit Award Agreement. At the sole discretion of the Board, such dividend equivalents may be converted into additional shares of Common Stock covered by the Restricted Stock Unit Award in such manner as determined by the Board. Any additional shares covered by the Restricted Stock Unit Award credited by reason of such dividend equivalents will be subject to all of the same terms and conditions of the underlying Restricted Stock Unit Award Agreement to which they relate.

(vi) Termination of Participant’s Continuous Service. Except as otherwise provided in the applicable Restricted Stock Unit Award Agreement, such portion of the Restricted Stock Unit Award that has not vested will be forfeited upon the Participant’s termination of Continuous Service.

(c) Performance Awards.

(i) Performance Stock Awards. A Performance Stock Award is a Stock Award (covering a number of shares not in excess of that set forth in Section 3(d)(ii)) that is payable (including that may be granted, vest or be exercised) contingent upon the attainment during a Performance Period of certain Performance Goals. A Performance Stock Award may, but need not, require the Participant’s completion of a specified period of Continuous Service. The length of any Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained will be conclusively determined by the Committee (or, if not required for compliance with Section 162(m) of the Code, the Board or the Committee), in its sole discretion. In addition, to the extent permitted by applicable law and the applicable Award Agreement, the Board may determine that cash may be used in payment of Performance Stock Awards.

(ii) Performance Cash Awards. A Performance Cash Award is a cash award (for a dollar value not in excess of that set forth in Section 3(d)(iii)) that is payable contingent upon the attainment during a Performance Period of certain Performance Goals. A Performance Cash Award may, but need not, require the Participant’s completion of a specified period of Continuous Service. The length of any Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained will be conclusively determined by the Committee (or, if not required for compliance with Section 162(m) of the Code, the Board or the Committee), in its sole discretion. The Board may specify the form of payment of Performance Cash Awards, which may be cash or other property, or may provide for a Participant to have the option for his or her Performance Cash Award, or such portion thereof as the Board may specify, to be paid in whole or in part in cash or other property.

(iii) Committee and Board Discretion. The Committee (or, if not required for compliance with Section 162(m) of the Code, the Board or the Committee) retains the discretion to reduce or eliminate the compensation or economic benefit due upon the attainment of any Performance Goals and to define the manner of calculating the Performance Criteria it selects to use for a Performance Period.

(iv) Section 162(m) Compliance. Unless otherwise permitted in compliance with Section 162(m) of the Code with respect to an Award intended to qualify as “performance-based compensation” thereunder, the Committee will establish the Performance Goals applicable to, and the formula for calculating the amount payable under, the Award no later than the earlier of (A) the date ninety (90) days after the commencement of the applicable Performance Period, and (B) the date on which twenty-five percent (25%) of the Performance Period has elapsed, and in any event at a time when the achievement of the applicable Performance Goals remains substantially uncertain. Prior to the payment of any compensation under an Award intended to qualify as “performance-based compensation” under Section 162(m) of the Code, the Committee will certify the extent to which any Performance Goals and any other material terms under such Award have been satisfied (other than in cases where the Performance Goals relate solely to the increase in the value of the Common Stock). Notwithstanding satisfaction or any completion of any Performance Goals, shares subject to Options, cash or other benefits granted, issued, retainable and/or vested under an Award on account of satisfaction of such Performance Goals may be reduced by the Committee on the basis of any further considerations as the Committee, in its sole discretion, will determine.

(d) Other Stock Awards. Other forms of Stock Awards valued in whole or in part by reference to, or otherwise based on, Common Stock, including the appreciation in value thereof (e.g., options or stock appreciation rights with an exercise price or strike price less than one hundred percent (100%) of the Fair Market Value of the Common Stock at the time of grant) may be granted either alone or in addition to Stock Awards granted under Section 5 and this Section 6. Subject to the provisions of the Plan, the Board will have sole and complete authority to determine the persons to whom and the time or times at which such Other Stock Awards will be granted, the number of shares of Common Stock (or the cash equivalent thereof) to be granted pursuant to such Other Stock Awards and all other terms and conditions of such Other Stock Awards.

7.	COVENANTS OF THE COMPANY.

(a) Availability of Shares. The Company will keep available at all times the number of shares of Common Stock reasonably required to satisfy then-outstanding Stock Awards.

(b) Securities Law Compliance. The Company will seek to obtain from each regulatory commission or agency having jurisdiction over the Plan the authority required to grant Stock Awards and to issue and sell shares of Common Stock upon exercise of the Stock Awards; provided, however, that this undertaking will not require the Company to register under the Securities Act the Plan, any Stock Award or any Common Stock issued or issuable pursuant to any such Stock Award. If, after reasonable efforts and at a reasonable cost, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary for the lawful issuance and sale of Common Stock under the Plan, the Company will be relieved from any liability for failure to issue and sell Common Stock upon exercise of such Stock Awards unless and until such authority is obtained. A Participant will not be eligible for the grant of an Award or the subsequent issuance of cash or Common Stock pursuant to the Award if such grant or issuance would be in violation of any applicable securities law.

(c) No Obligation to Notify or Minimize Taxes. The Company will have no duty or obligation to any Participant to advise such holder as to the time or manner of exercising a Stock Award. Furthermore, the Company will have no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Award to the holder of such Award.

8.	MISCELLANEOUS.

(a) Use of Proceeds from Sales of Common Stock. Proceeds from the sale of shares of Common Stock issued pursuant to Stock Awards will constitute general funds of the Company.

(b) Corporate Action Constituting Grant of Awards. Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action constituting the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Agreement or related grant documents as a result of a clerical error in the papering of the Award Agreement or related grant documents, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement or related grant documents.

(c) Stockholder Rights. No Participant will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to an Award unless and until (i) such Participant has satisfied all requirements for exercise of, or the issuance of shares of Common Stock under, the Award pursuant to its terms, and (ii) the issuance of the Common Stock subject to such Award has been entered into the books and records of the Company.

(d) No Employment or Other Service Rights. Nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award granted pursuant thereto will confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or will affect the right of the Company or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant’s agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

(e) Change in Time Commitment. In the event a Participant’s regular level of time commitment in the performance of his or her services for the Company or any Affiliate is reduced (for example, and without limitation, if the Participant is an Employee of the Company and the Employee has a change in status from a full-time Employee to a part-time Employee) after the date of grant of any Award to the Participant, the Board has the right in its sole discretion to (x) make a corresponding reduction in the number of shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (y) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.

(f) Incentive Stock Option Limitations. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds one hundred thousand dollars ($100,000) (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

(g) Investment Assurances. The Company may require a Participant, as a condition of exercising or acquiring Common Stock under any Award, (i) to give written assurances satisfactory to the Company as to the Participant’s knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters and that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Award, and (ii) to give written assurances satisfactory to the Company stating that the Participant is acquiring Common Stock subject to the Award for the Participant’s own account and not with any present intention of selling or otherwise distributing the Common Stock. The foregoing requirements, and any assurances given pursuant to such requirements, will be inoperative if (A) the issuance of the shares upon the exercise or acquisition of Common Stock under the Stock Award has been registered under a then currently effective registration statement under the Securities Act, or (B) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws. The Company may, upon advice of counsel to the Company, place legends on stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws, including, but not limited to, legends restricting the transfer of the Common Stock.

(h) Withholding Obligations. Unless prohibited by the terms of an Award Agreement, the Company may, in its sole discretion, satisfy any federal, state or local tax withholding obligation relating to an Award by any of the following means or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Stock Award; provided, however, that no shares of Common Stock are withheld with a value exceeding the minimum amount of tax required to be withheld by law (or such lesser amount as may be necessary to avoid classification of the Stock Award as a liability for financial accounting purposes); (iii) withholding cash from an Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant; or (v) by such other method as may be set forth in the Award Agreement.

(i) Electronic Delivery. Any reference herein to a “written” agreement or document will include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto) or posted on the Company’s intranet (or other shared electronic medium controlled by the Company to which the Participant has access).

(j) Deferrals. To the extent permitted by applicable law, the Board, in its sole discretion, may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may establish programs and procedures for deferral elections to be made by Participants. Deferrals by Participants will be made in accordance with Section 409A of the Code. Consistent with Section 409A of the Code, the Board may provide for distributions while a Participant is still an employee or otherwise providing services to the Company. The Board is authorized to make deferrals of Awards and determine when, and in what annual percentages, Participants may receive payments, including lump sum payments, following the Participant’s termination of Continuous Service, and implement such other terms and conditions consistent with the provisions of the Plan and in accordance with applicable law.

(k) Compliance with Section 409A of the Code. To the extent that the Board determines that any Award granted hereunder is subject to Section 409A of the Code, the Award Agreement evidencing such Award will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code. To the extent applicable, the Plan and Award Agreements will be interpreted in accordance with Section 409A of the Code. Notwithstanding anything to the contrary in this Plan (and unless the Award Agreement specifically provides otherwise), if the shares of Common Stock are publicly traded and a Participant holding an Award that constitutes “deferred compensation” under Section 409A of the Code is a “specified employee” for purposes of Section 409A of the Code, no distribution or payment of any amount will be made upon a “separation from service” before a date that is six (6) months following the date of such Participant’s “separation from service” (as defined in Section 409A of the Code without regard to alternative definitions thereunder) or, if earlier, the date of the Participant’s death.

(l) Clawback/Recovery. All Awards granted under the Plan will be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Board determines necessary or appropriate, including, but not limited to, a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of Cause. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for “good reason” or “constructive termination” (or similar term) under any agreement with the Company.

9.	ADJUSTMENTS UPON CHANGES IN COMMON STOCK; OTHER CORPORATE EVENTS.

(a) Capitalization Adjustments. In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a); (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 3(c); (iii) the class(es) and maximum number of securities that may be awarded to any person pursuant to Section 3(d); and (iv) the class(es) and number of securities and price per share of stock subject to outstanding Stock Awards. The Board will make such adjustments, and its determination will be final, binding and conclusive.

(b) Dissolution or Liquidation. Except as otherwise provided in the Stock Award Agreement, in the event of a dissolution or liquidation of the Company, all outstanding Stock Awards (other than Stock Awards consisting of vested and outstanding shares of Common Stock not subject to a forfeiture condition or the Company’s right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the shares of Common Stock subject to the Company’s repurchase rights or subject to a forfeiture condition may be repurchased or reacquired by the Company notwithstanding the fact that the holder of such Stock Award is providing Continuous Service; provided, however, that the Board may, in its sole discretion, cause some or all Stock Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Stock Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.

(c) Fundamental Transactions. The provisions of this Section 9(c) will apply to Awards in the event of a Fundamental Transaction unless otherwise provided in the Award Agreement or any other written agreement between the Company or any Affiliate and the Participant or in any director compensation policy of the Company.

In the event of a Fundamental Transaction, any or all outstanding Awards may be assumed, converted or replaced by the successor corporation (if any), which assumption, conversion or replacement shall be binding on all Participants under this Plan. In the alternative, the successor corporation may substitute equivalent Awards or provide substantially similar consideration to Participants as was provided to stockholders (after taking into account the existing provisions of the Awards). The successor corporation may also issue, in place of outstanding shares of Common Stock held by the Participants, substantially similar shares or other property subject to repurchase restrictions no less favorable to the Participant. In the event such successor corporation (if any) does not assume or substitute Awards, as provided above, pursuant to a Fundamental Transaction, the vesting with respect to such Awards shall fully and immediately accelerate or the repurchase rights of the Company shall fully and immediately terminate, as the case may be, so that the Awards may be exercised or the repurchase rights shall terminate before, or otherwise in connection with the closing or completion of the Fundamental Transaction, but then terminate. Notwithstanding anything in this Plan to the contrary, the Board may, in its sole discretion, provide that the vesting of any or all shares of Common Stock subject to an Award that are subject to vesting or right of repurchase shall accelerate or lapse, as the case may be, upon a Fundamental Transaction. If the Board exercises such discretion with respect to Options, such Options shall become exercisable in full prior to the consummation of such Fundamental Transaction at such time and on such conditions as the Board determines, and if such Options are not exercised prior to the consummation of the Fundamental Transaction, they shall terminate at such time as determined by the Board. Subject to any greater rights granted to Participants under the foregoing provisions of this Section 9(c), in the event of the occurrence of any Fundamental Transaction, any outstanding Awards shall be treated as provided in the applicable agreement or plan of merger, consolidation, dissolution, liquidation, or sale of assets.

(d) Change in Control. A Stock Award may be subject to acceleration of vesting and exercisability upon or after a Change in Control, as may be provided in the Stock Award Agreement for such Stock Award or in any other written agreement between the Company or any Affiliate and the Participant or as may be provided in any director compensation policy of the Company, but in the absence of such provision, no such acceleration will occur.

(e) Parachute Payments.

(i) If any payment or benefit a Participant will or may receive from the Company or otherwise (a “280G Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then any such 280G Payment pursuant to the Plan (a “Payment”) shall be equal to the Reduced Amount. The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment (after reduction) being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount (i.e., the amount determined by clause (x) or by clause (y)), after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in the Participant’s receipt, on an after-tax basis, of the greater economic benefit notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in a Payment is required pursuant to the preceding sentence and the Reduced Amount is determined pursuant to clause (x) of the preceding sentence, the reduction shall occur in the manner (the “Reduction Method”) that results in the greatest economic benefit for the Participant. If more than one method of reduction will result in the same economic benefit, the items so reduced will be reduced pro rata (the “Pro Rata Reduction Method”).

(ii) Notwithstanding any provision of Section 9(e)(i) to the contrary, if the Reduction Method or the Pro Rata Reduction Method would result in any portion of the Payment being subject to taxes pursuant to Section 409A of the Code that would not otherwise be subject to taxes pursuant to Section 409A of the Code, then the Reduction Method and/or the Pro Rata Reduction Method, as the case may be, shall be modified so as to avoid the imposition of taxes pursuant to Section 409A of the Code as follows: (A) as a first priority, the modification shall preserve to the greatest extent possible, the greatest economic benefit for the Participant as determined on an after-tax basis; (B) as a second priority, Payments that are contingent on future events (e.g., being terminated without cause), shall be reduced (or eliminated) before Payments that are not contingent on future events; and (C) as a third priority, Payments that are “deferred compensation” within the meaning of Section 409A of the Code shall be reduced (or eliminated) before Payments that are not “deferred compensation” within the meaning of Section 409A of the Code.

(iii) Unless the Participant and the Company agree on an alternative accounting firm or law firm, the accounting firm engaged by the Company for general tax compliance purposes as of the day prior to the effective date of the Change in Control shall perform the foregoing calculations. If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the Change in Control, the Company shall appoint a nationally recognized accounting firm or law firm to make the determinations required by this Section 9(e). The Company shall bear all expenses with respect to the determinations by such accounting firm or law firm required to be made hereunder. The Company shall use commercially reasonable efforts to cause the accounting firm or law firm engaged to make the determinations hereunder to provide its calculations, together with detailed supporting documentation, to the Participant and the Company within fifteen (15) calendar days after the date on which the Participant’s right to a 280G Payment becomes reasonably likely to occur (if requested at that time by the Participant or the Company) or such other time as requested by the Participant or the Company.

(iv) If the Participant receives a Payment for which the Reduced Amount was determined pursuant to clause (x) of Section 9(e)(i) and the Internal Revenue Service determines thereafter that some portion of the Payment is subject to the Excise Tax, the Participant agrees to promptly return to the Company a sufficient amount of the Payment (after reduction pursuant to clause (x) of Section 9(e)(i)) so that no portion of the remaining Payment is subject to the Excise Tax. For the avoidance of doubt, if the Reduced Amount was determined pursuant to clause (y) of Section 9(e)(i), the Participant shall have no obligation to return any portion of the Payment pursuant to the preceding sentence.

10.	PLAN TERM; EARLIER TERMINATION OR SUSPENSION OF THE PLAN.

(a) The Board may suspend or terminate the Plan at any time. No Incentive Stock Option will be granted after the tenth (10th) anniversary of the earlier of (i) the date the Plan is adopted by the Board, or (ii) the date the Plan is approved by the stockholders of the Company. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

(b) No Impairment of Rights. Suspension or termination of the Plan will not impair rights and obligations under any Award granted while the Plan is in effect except with the written consent of the affected Participant or as otherwise permitted in the Plan (including Section 2(b)(viii) above) or an Award Agreement.

11.	EFFECTIVE DATE OF PLAN.

This Plan will become effective on the Effective Date.

12.	CHOICE OF LAW.

The laws of the State of Delaware will govern all questions concerning the construction, validity and interpretation of this Plan, without regard to that state’s conflict of laws rules.

13.	DEFINITIONS. As used in the Plan, the following definitions will apply to the capitalized terms indicated below:

(a) “Affiliate” means, at the time of determination, any “parent” or “subsidiary” of the Company as such terms are defined in Rule 405. The Board will have the authority to determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

(b) “Award” means a Stock Award or a Performance Cash Award.

(c) “Award Agreement” means a written agreement between the Company and a Participant evidencing the terms and conditions of an Award.

(d) “Board” means the Board of Directors of the Company.

(e) “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Stock Award after the Effective Date without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(f) “Cause” means employment related dishonesty, fraud, misconduct or disclosure or misuse of confidential information, or other employment related conduct that is likely to cause significant injury to the Company, an Affiliate, or any of their respective employees, officers or directors (including, without limitation, commission of a felony or similar offense), in each case as determined by the Board. “Cause” shall not require that a civil judgment or criminal conviction have been entered against or guilty plea shall have been made by the Participant regarding any of the matters referred to in the previous sentence. Accordingly, the Board shall be entitled to determine “Cause” based on the Board’s good faith belief. If the Participant is criminally charged with a felony or similar offense that shall be a sufficient, but not a necessary, basis for such belief.

(g) “Change in Control” means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company’s then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control will not be deemed to occur (A) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person that acquires the Company’s securities in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities or (B) solely because the level of Ownership held by any Exchange Act Person (the “Subject Person”) exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control will be deemed to occur;

(ii) there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than fifty percent (50%) of the combined outstanding voting power of the surviving Entity in such merger, consolidation or similar transaction or (B) more than fifty percent (50%) of the combined outstanding voting power of the parent of the surviving Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(iii) the stockholders of the Company approve or the Board approves a plan of complete dissolution or liquidation of the Company, or a complete dissolution or liquidation of the Company will otherwise occur, except for a liquidation into a parent corporation;

(iv) there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or

(v) individuals who, on the date this Plan is adopted by the Board, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board.

Notwithstanding the foregoing definition or any other provision of this Plan, the term Change in Control will not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company.

(h) “Code” means the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(i) “Committee” means a committee of one (1) or more Directors to whom authority has been delegated by the Board in accordance with Section 2(c).

(j) “Common Stock” means the common stock of the Company.

(k) “Company” means Threshold Pharmaceuticals, Inc., a Delaware corporation.

(l) “Consultant” means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, will not cause a Director to be considered a “Consultant” for purposes of the Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form S-8 Registration Statement under the Securities Act is available to register either the offer or the sale of the Company’s securities to such person.

(m) “Continuous Service” means that the Participant’s service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Director or Consultant or a change in the Entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s service with the Company or an Affiliate, will not terminate a Participant’s Continuous Service; provided, however, that if the Entity for which a Participant is rendering services ceases to qualify as an Affiliate, as determined by the Board, in its sole discretion, such Participant’s Continuous Service will be considered to have terminated on the date such Entity ceases to qualify as an Affiliate. For example, a change in status from an Employee of the Company to a Consultant of an Affiliate or to a Director will not constitute an interruption of Continuous Service. To the extent permitted by law, the Board or the chief executive officer of the Company, in that party’s sole discretion, may determine whether Continuous Service will be considered interrupted in the case of (i) any leave of absence approved by the Board or chief executive officer, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, an Affiliate, or their successors. Notwithstanding the foregoing, Awards will not continue to vest during a leave of absence, unless otherwise determined by the Board or chief executive officer of the Company, in that party’s sole discretion, with respect to an approved personal or medical leave of absence with employment guaranteed upon return.

(n) “Covered Employee” will have the meaning provided in Section 162(m)(3) of the Code.

(o) “Director” means a member of the Board.

(p) “Disability” means, with respect to a Participant, the inability of such Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than twelve (12) months, as provided in Sections 22(e)(3) and 409A(a)(2)(c)(i) of the Code, and will be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.

(q) “Effective Date” means the effective date of this Plan document, which is the date of the annual meeting of stockholders of the Company held in 2014, provided this Plan is approved by the Company’s stockholders at such meeting.

(r) “Employee” means a regular employee of the Company or an Affiliate who is treated as an employee in the personnel records of the Company or an Affiliate, but not individuals who are classified by the Company or an Affiliate as: (i) leased from or otherwise employed by a third party, (ii) independent contractors, or (iii) intermittent or temporary workers. The Company’s or an Affiliate’s classification of an individual as an “Employee” (or as not an “Employee”) for purposes of this Plan shall not be altered retroactively even if that classification is changed retroactively for another purpose as a result of an audit, litigation or otherwise. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.

(s) “Entity” means a corporation, partnership, limited liability company or other entity.

(t) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(u) “Exchange Act Person” means any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that “Exchange Act Person” will not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company; or (v) any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the Owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company’s then outstanding securities.

(v) “Fair Market Value” means, as of any date, the value of the Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock will be, unless otherwise determined by the Board, the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination (the “Value Date”), as reported in a source the Board deems reliable.

(ii) Unless otherwise provided by the Board, if no sales are reported as having occurred on the Value Date, the Fair Market Value will be the closing sales price on the last preceding trading day on which sales of Common Stock are reported as having occurred. If no sales are reported as having occurred during the five trading days before the Value Date, the Fair Market Value will be the closing bid for the Common Stock on the Value Date.

(iii) If the Common Stock is listed on multiple exchanges or systems, the Fair Market Value will be based on sales or bid prices, as applicable, on the primary exchange or system on which the Common Stock is traded or quoted.

(iv) In the absence of such markets for the Common Stock, the Fair Market Value will be determined by the Board in good faith and in a manner that complies with Sections 409A and 422 of the Code.

(w) “Full Value Award” means a Stock Award that is not an Option or SAR with respect to which the exercise or strike price is at least one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the Option or SAR on the date of grant.

(x) “Fundamental Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) a merger or consolidation in which the Company is not the surviving corporation (other than a merger or consolidation with a wholly-owned subsidiary, a reincorporation of the Company in a different jurisdiction, or other transaction in which there is no substantial change in the stockholders of the Company or their relative stock holdings and the Awards granted under this Plan are assumed, converted or replaced by the successor corporation, which assumption shall be binding on all Participants);

(ii) a merger in which the Company is the surviving corporation but after which the stockholders of the Company immediately prior to such merger (other than any stockholder that merges, or which owns or controls another corporation that merges, with the Company in such merger) cease to own their shares or other equity interest in the Company;

(iii) the sale of all or substantially all of the assets of the Company; or

(iv) the acquisition, sale, or transfer of more than 50% of the outstanding shares of the Company by tender offer or similar transaction.

(y) “Incentive Stock Option” means an option granted pursuant to Section 5 that is intended to be, and that qualifies as, an “incentive stock option” within the meaning of Section 422 of the Code.

(z) “Non-Employee Director” means a Director who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act (“Regulation S-K”)), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a “non-employee director” for purposes of Rule 16b-3.

(aa) “Nonstatutory Stock Option” means any option granted pursuant to Section 5 that does not qualify as an Incentive Stock Option.

(bb) “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.

(cc) “Option” means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock granted pursuant to the Plan.

(dd) “Option Agreement” means a written agreement between the Company and an Optionholder evidencing the terms and conditions of an Option grant. Each Option Agreement will be subject to the terms and conditions of the Plan.

(ee) “Optionholder” means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

(ff) “Other Stock Award” means an award based in whole or in part by reference to the Common Stock which is granted pursuant to the terms and conditions of Section 6(d).

(gg) “Other Stock Award Agreement” means a written agreement between the Company and a holder of an Other Stock Award evidencing the terms and conditions of an Other Stock Award grant. Each Other Stock Award Agreement will be subject to the terms and conditions of the Plan.

(hh) “Outside Director” means a Director who either (i) is not a current employee of the Company or an “affiliated corporation” (within the meaning of Treasury Regulations promulgated under Section 162(m) of the Code), is not a former employee of the Company or an “affiliated corporation” who receives compensation for prior services (other than benefits under a tax-qualified retirement plan) during the taxable year, has not been an officer of the Company or an “affiliated corporation,” and does not receive remuneration from the Company or an “affiliated corporation,” either directly or indirectly, in any capacity other than as a Director, or (ii) is otherwise considered an “outside director” for purposes of Section 162(m) of the Code.

(ii) “Own,” “Owned,” “Owner,” “Ownership” A person or Entity will be deemed to “Own,” to have “Owned,” to be the “Owner” of, or to have acquired “Ownership” of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(jj) “Participant” means a person to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Stock Award.

(kk) “Performance Cash Award” means an award of cash granted pursuant to the terms and conditions of Section 6(c)(ii).

(ll) “Performance Criteria” means the one or more criteria that the Committee (or, if not required for compliance with Section 162(m) of the Code, the Board or the Committee) will select for purposes of establishing the Performance Goals for a Performance Period. The Performance Criteria that will be used to establish such Performance Goals may be based on any one of, or combination of, the following as determined by the Committee (or Board, if applicable): (1) earnings (including earnings per share and net earnings); (2) earnings before interest, taxes and depreciation; (3) earnings before interest, taxes, depreciation and amortization; (4) total stockholder return; (5) return on equity or average stockholder’s equity; (6) return on assets, investment, or capital employed; (7) stock price; (8) margin (including gross margin); (9) income (before or after taxes); (10) operating income; (11) operating income after taxes; (12) pre-tax profit; (13) operating cash flow; (14) sales or revenue targets; (15) increases in revenue or product revenue; (16) expenses and cost reduction goals; (17) improvement in or attainment of working capital levels; (18) economic value added (or an equivalent metric); (19) market share; (20) cash flow; (21) cash flow per share; (22) share price performance; (23) debt reduction; (24) implementation or completion of projects or processes; (25) customer satisfaction; (26) stockholders’ equity; (27) capital expenditures; (28) debt levels; (29) operating profit or net operating profit; (30) workforce diversity; (31) growth of net income or operating income; (32) billings; (33) net order dollars; (34) net profit dollars; (35) net profit growth; (36) net revenue dollars; and (37) to the extent that an Award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the Committee or Board.

(mm) “Performance Goals” means, for a Performance Period, the one or more goals established by the Committee (or, if not required for compliance with Section 162(m) of the Code, the Board or the Committee) for the Performance Period based upon the Performance Criteria. Performance Goals may be based on a Company-wide basis, with respect to one or more business units, divisions, Affiliates or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the Committee (or, if not required for compliance with Section 162(m) of the Code, the Board or the Committee) (i) in the Award Agreement at the time the Award is granted or (ii) in such other document setting forth the Performance Goals at the time the Performance Goals are established, the Committee (or Board, if applicable) will appropriately make adjustments in the method of calculating the attainment of Performance Goals for a Performance Period as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects, as applicable, for non-U.S. dollar denominated Performance Goals; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; and (5) to exclude the effects of any “extraordinary items” as determined under generally accepted accounting principles.

(nn) “Performance Period” means the period of time selected by the Committee (or, if not required for compliance with Section 162(m) of the Code, the Board or the Committee) over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to and the payment of a Performance Stock Award or a Performance Cash Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Committee (or Board, if applicable).

(oo) “Performance Stock Award” means a Stock Award granted under the terms and conditions of Section 6(c)(i).

(pp) “Plan” means this Threshold Pharmaceuticals, Inc. 2014 Equity Incentive Plan.

(qq) “Restricted Stock Award” means an award of shares of Common Stock which is granted pursuant to the terms and conditions of Section 6(a).

(rr) “Restricted Stock Award Agreement” means a written agreement between the Company and a holder of a Restricted Stock Award evidencing the terms and conditions of a Restricted Stock Award grant. Each Restricted Stock Award Agreement will be subject to the terms and conditions of the Plan.

(ss) “Restricted Stock Unit Award” means a right to receive shares of Common Stock which is granted pursuant to the terms and conditions of Section 6(b).

(tt) “Restricted Stock Unit Award Agreement” means a written agreement between the Company and a holder of a Restricted Stock Unit Award evidencing the terms and conditions of a Restricted Stock Unit Award grant. Each Restricted Stock Unit Award Agreement will be subject to the terms and conditions of the Plan.

(uu) “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(vv) “Rule 405” means Rule 405 promulgated under the Securities Act.

(ww) “Rule 701” means Rule 701 promulgated under the Securities Act.

(xx) “Securities Act” means the Securities Act of 1933, as amended.

(yy) “Stock Appreciation Right” or “SAR” means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of Section 5.

(zz) “Stock Appreciation Right Agreement” means a written agreement between the Company and a holder of a Stock Appreciation Right evidencing the terms and conditions of a Stock Appreciation Right grant. Each Stock Appreciation Right Agreement will be subject to the terms and conditions of the Plan.

(aaa) “Stock Award” means any right to receive Common Stock granted under the Plan, including an Incentive Stock Option, a Nonstatutory Stock Option, a Stock Appreciation Right, a Restricted Stock Award, a Restricted Stock Unit Award, a Performance Stock Award or any Other Stock Award.

(bbb) “Stock Award Agreement” means a written agreement between the Company and a Participant evidencing the terms and conditions of a Stock Award grant. Each Stock Award Agreement will be subject to the terms and conditions of the Plan.

(ccc) “Subsidiary” means, with respect to the Company, (i) any corporation of which more than fifty percent (50%) of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation will have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than fifty percent (50%).

(ddd) “Ten Percent Stockholder” means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Affiliate.

Annex D

Amendment to Certificate of Incorporation—Name Change

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

THRESHOLD PHARMACEUTICALS, INC.

THRESHOLD PHARMACEUTICALS, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

FIRST: The name of the corporation is Threshold Pharmaceuticals, Inc. (the “Corporation”).

SECOND: The date of filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was October 17, 2001 under the name Threshold Pharmaceuticals, Inc.

THIRD: The Board of Directors (the “Board”) of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the DGCL, adopted resolutions amending its Certificate of Incorporation as follows:

1. Article I of the Certificate of Incorporation, as presently in effect, of the Corporation is hereby amended and restated in its entirety as follows:

“ARTICLE I: The name of this Corporation is Molecular Templates, Inc. (the “Corporation”).”

FOURTH: Thereafter, pursuant to a resolution by the Board, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval in accordance with the provisions of Section 211 and 242 of the DGCL. Accordingly, said proposed amendment has been adopted in accordance with Section 242 of the DGCL.

IN WITNESS WHEREOF, THRESHOLD PHARMACEUTICALS, INC. has caused this Certificate of Amendment to be signed by its duly authorized officer this day of     , 2017.

THRESHOLD PHARMACEUTICALS, INC.

By:

Name:

Title:

D-1

Annex E

Amendment to Certificate of Incorporation—Reverse Stock Split

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

THRESHOLD PHARMACEUTICALS, INC.

THRESHOLD PHARMACEUTICALS, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

FIRST: The name of the corporation is Threshold Pharmaceuticals, Inc. (the “Corporation”).

SECOND: The date of filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was October 17, 2001 under the name Threshold Pharmaceuticals, Inc.

THIRD: The Board of Directors (the “Board”) of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the DGCL, adopted resolutions amending its Certificate of Incorporation as follows:

1. Article Fourth of the Certificate of Incorporation, as presently in effect, of the Corporation is hereby amended to [amend and restate the final two paragraphs of Article Fourth in their entirety as follows]:

“D. Effective at 5:00 p.m. Eastern time, on the date of filing of this Certificate of Amendment to the Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), the shares of the Corporation’s Common Stock, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time and the shares of Common Stock issued and held in the treasury of the Corporation immediately prior to the Effective Time shall be combined into a smaller number of shares such that each [one to     ], as determined by the Board] shares of issued and outstanding Common Stock immediately prior to the Effective Time are combined into one validly issued, fully paid and nonassessable share of Common Stock, par value $0.001 per share. Notwithstanding the immediately preceding sentence, no fractional shares shall be issued and, in lieu thereof, upon surrender after the Effective Time of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the combination, following the Effective Time (after taking into account all fractional shares of Common Stock otherwise issuable to such holder), shall be entitled to receive a cash payment equal to the fraction to which such holder would otherwise be entitled multiplied by the fair value of the Common Stock on the date of the Effective Time, as determined by the Board of Directors.

Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been combined (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Effective Time), provided however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been combined.”

FOURTH: Thereafter, pursuant to a resolution by the Board, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval in accordance with the provisions of Section 211 and 242 of the DGCL. Accordingly, said proposed amendment has been adopted in accordance with Section 242 of the DGCL.

E-1

IN WITNESS WHEREOF, THRESHOLD PHARMACEUTICALS, INC. has caused this Certificate of Amendment to be signed by its duly authorized officer this day of     , 2017.

THRESHOLD PHARMACEUTICALS, INC.

By:

Name:

Title:

E-2

Annex F

Opinion of Financial Advisor

Strictly Confidential

March 16, 2017

Threshold Pharmaceuticals, Inc.

Attn: Barry Selick

Chief Executive Officer

170 Harbor Way, Suite 300

South San Francisco, CA 94080

Members of the Board of Directors:

We have been advised that Threshold Pharmaceuticals, Inc., a Delaware corporation (“Threshold” or the “Company”), proposes to enter into an Agreement and Plan of Merger and Reorganization, expected to be dated as of March 16, 2017 (the “Agreement”), by and among the Company, Threshold Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Threshold (“Merger Sub”) and Molecular Templates, Inc., a Delaware corporation (“Molecular Templates”). Pursuant to the Agreement, the Merger Sub will be merged with and into Molecular Templates, with Molecular Templates continuing as the surviving corporation (the “Merger”). We further understand that as a result of the Merger, Molecular Templates will become a wholly owned subsidiary of Threshold and each common share of Molecular Templates outstanding immediately prior to the Merger (the “Molecular Templates Shares”) will be converted into the right to receive such number of duly authorized, validly issued, fully paid and non-assessable shares of Threshold Common Stock as is equal to the Exchange Ratio of 0.9668 (the “Exchange Ratio”). We further understand that in connection with the Merger the Company shall issue such number of Threshold Common Stock in exchange for the Molecular Templates Shares that, once issued, the existing stockholders (including the holders of any unexercised, in the-money employee options) of the Company will represent 34.4% of the fully diluted shares outstanding post-closing. The terms and conditions of the Merger are more fully set forth in the Agreement and capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Agreement.

In your capacity as members of the Board of Directors (the “Board of Directors”) of Threshold, you have requested our opinion (the “Opinion”), as investment bankers, as to the fairness, from a financial point of view and as of the date hereof, of the Exchange Ratio to the Company Stockholders.

In connection with our Opinion, we took into account an assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuations generally and, among other things:

•	Reviewed a draft dated March 16, 2017 of the Agreement and Plan of Merger and Reorganization, which was the most recent draft made available to Ladenburg prior to delivery of its Opinion;

LADENBURG THALMANN & CO. INC.

570 Lexington Avenue, 11th floor

New York, NY 10022

Phone 212.409.2000 • Fax 212.409.2169

MEMBER NYSE, NYSE MKT, FINRA, SIPC

F-1

Threshold Pharmaceuticals, Inc.

March 16, 2017

•	Reviewed and analyzed certain publicly available financial and other information for each of Threshold and Molecular Templates, respectively, including equity research, and certain other relevant financial and operating data furnished to Ladenburg by the management of each of Threshold and Molecular Templates, respectively;

•	Reviewed and analyzed certain relevant historical financial and operating data concerning Molecular Templates furnished to Ladenburg Thalmann by the management of Molecular Templates;

•	Reviewed and analyzed certain internal financial analyses, financial projections, reports and other information concerning Molecular Templates prepared by the management of Molecular Templates, including projections for Molecular Templates prepared by the management of Molecular Templates as confirmed and provided to Ladenburg Thalmann by management of Threshold, and utilized per instruction of Threshold;

•	Discussed with certain members of the management of Threshold the historical and current business operations, financial condition and prospects of Threshold and Molecular Templates;

•	Reviewed and analyzed certain operating results of Molecular Templates as compared to operating results and the reported price and trading histories of certain publicly traded companies that Ladenburg Thalmann deemed relevant;

•	Reviewed and analyzed certain financial terms of the merger agreement as compared to the publicly available financial terms of certain selected business combinations that Ladenburg Thalmann deemed relevant;

•	Reviewed and analyzed certain financial terms of certain companies that completed their initial public offerings that Ladenburg Thalmann deemed relevant;

•	Reviewed certain pro forma financial effects of the Merger;

•	Reviewed and analyzed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as Ladenburg Thalmann deemed relevant for the purposes of its Opinion; and,

•	In addition, Ladenburg Thalmann took into account its experience in other transactions, as well as its experience in securities valuations and its general knowledge of the industry in which Threshold operates.

In conducting our review and arriving at our Opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by the Company and Molecular Templates, respectively, or which is publicly available or was otherwise reviewed by us. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. We have relied upon, without independent verifications, the assessment of the Company management and Molecular Templates management as to the viability of, and risks associated with, the current and future products and services of Molecular Templates (including without limitation, the development, testing and marketing of such products and services, the receipt of all necessary governmental and other regulatory approvals for the development, testing and marketing thereof, and the life and enforceability of all relevant patents and other intellectual and other property rights associated with such products and services). In addition, we have not conducted, nor have assumed any obligation to conduct, any physical inspection of the properties or facilities of the Company or Molecular Templates. We have been instructed by the Company, and have assumed, with your consent, that the Company’s Net Cash at the closing of the Merger will be $15.0 million. Furthermore, we have assumed, with your consent, that there will be no further adjustments to

F-2

Threshold Pharmaceuticals, Inc.

March 16, 2017

the Exchange Ratio between the date hereof and the date the final Exchange Ratio is determined, unless the Net Cash at the closing of the Merger is less than $12.5 million or greater $17.5 million. We have, with your consent, relied upon the assumption that all information provided to us by the Company and Molecular Templates is accurate and complete in all material respects. With respect to the financial forecasts supplied to us by the Company regarding Molecular Templates, we have, with your consent, assumed that they were reasonably prepared on the basis reflecting the best currently available estimates and judgements of the management of the Company and Molecular Templates, as applicable, as to the future operating and financial performance of the Company and Molecular Templates, as applicable, and that they provided a reasonable basis upon which we could form our Opinion. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our Opinion of which we become aware after the date hereof. We assumed there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company or Molecular Templates since the date of the last financial statements made available to us. We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of the Company or Molecular Templates, nor have we been furnished with such materials. In addition, we have not evaluated the solvency or fair value of the Company or Molecular Templates under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our Opinion does not address any legal, tax or accounting matters related to the Agreement or the Merger, as to which we have assumed that the Company and the Board of Directors of the Company have received such advice from legal, tax and accounting advisors as each has determined appropriate. Our Opinion addresses only the fairness of the Exchange Ratio, from a financial point of view to Threshold’s Stockholders. We express no view as to any other aspect or implication of the Merger or any other agreement, arrangement entered into in connection with the Merger (as defined in the Agreement). Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so.

We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering our Opinion we have assumed in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the standards of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver thereof. We have assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. You have informed us, and we have assumed, that the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder.

It is understood that this letter is intended for the benefit and use of the Board of Directors of the Company in its consideration of the financial terms of the Merger and may not be used for any other purpose or reproduced,

F-3

Threshold Pharmaceuticals, Inc.

March 16, 2017

disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent. This letter does not constitute a recommendation to the Board of Directors of the Company on whether or not to approve the Merger or to any stockholder or any other person as to how to vote with respect to the Merger or to take any other action in connection with the Merger or otherwise. Our Opinion does not address the Company’s underlying business decision to proceed with the Merger or the relative merits of the Merger compared to other alternatives available to the Company. We express no opinion as to the prices or ranges of prices at which shares of securities of any person, including the Company, will trade at any time, including following the announcement or consummation of the Merger. We have not been requested to opine as to, and our Opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the Merger, or any class of such persons, relative to the compensation to be paid to the holders of the Molecular Templates Shares in connection with the Merger or with respect to the fairness of any such compensation.

Ladenburg Thalmann & Co. Inc. (“Ladenburg”) is a full service investment bank providing investment banking, brokerage, equity research, institutional sales and trading, and asset management services. As part of our investment banking services, we are regularly engaged in the valuation of businesses and their securities in connection with mergers and Mergers, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have acted as the Company’s financial advisor in connection with the Merger and will receive a fee for our services pursuant to the terms of our engagement letter with the Company, dated as of August 30, 2016 (the “Engagement Letter”), a significant portion of which is contingent upon consummation of the Merger. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We will also receive an additional fee for rendering the opinion set forth below pursuant to the Engagement Letter. In the three years preceding the date hereof, Ladenburg has not had a relationship with Threshold and has not received any fees from Threshold. In the three years preceding the date hereof, Ladenburg has not had a relationship with Molecular Templates and has not received any fees from Molecular Templates. Ladenburg and its affiliates may in the future seek to provide investment banking or financial advisory services to the Company and Molecular Templates and/or certain of their respective affiliates and expect to receive fees for the rendering of these services.

In the ordinary course of business, Ladenburg or certain of our affiliates, as well as investment funds in which we or our affiliates may have financial interests, may acquire, hold or sell long or short positions, or trade or otherwise effect transactions in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of, or investments in, Threshold, Molecular Templates or any other party that may be involved in the Merger and/or their respective affiliates.

Consistent with applicable legal and regulatory requirements, Ladenburg has adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to the Company and the proposed Merger that may differ from the views of Ladenburg’s investment banking personnel.

F-4

Threshold Pharmaceuticals, Inc.

March 16, 2017

The opinion set forth below was reviewed and approved by a fairness opinion committee of Ladenburg.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the Threshold Stockholders from a financial point of view.

Very truly yours,

Ladenburg Thalmann & Co. Inc.

F-5

Annex G

Section 262 of the Delaware General Corporation Law

§262 Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection.

An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN

PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT

Item 20. Indemnification of Directors and Officers

Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145 also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

Threshold’s certificate of incorporation contains provisions that eliminate, to the maximum extent permitted by the DGCL, the personal liability of directors and executive officers for monetary damages for breach of their fiduciary duties as a director or officer. Threshold’s certificate of incorporation and bylaws provide that Threshold shall indemnify its directors and executive officers and may indemnify its employees and other agents to the fullest extent permitted by the DGCL.

Threshold entered into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in its certificate of incorporation and bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

Threshold has purchased and intends to maintain insurance on behalf of any person who is or was a director or officer of Threshold against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

Under the merger agreement, from the closing of the merger through the sixth anniversary of the closing, Threshold and the surviving corporation agree that all rights to indemnification, exculpation or advancement of expenses now existing in favor of, and all limitations on the personal liability of, each present and former director or officer, of Threshold or Molecular provided for in the respective organizational documents of Molecular and Threshold in effect as of October 31, 2016, shall continue to be honored and in full force and effect.

Under the merger agreement, the certificate of incorporation and bylaws of Threshold and the surviving corporation in the merger, will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of each of Threshold and Molecular than are presently set forth in the certificate of incorporation and bylaws of Threshold and Molecular, as applicable, which provisions shall not be amended, modified or repealed for a period of six years’ time from the closing of the merger in a manner that would materially and adversely affect the rights thereunder of individuals who, at or prior to the closing, were officers or directors of Threshold and Molecular.

The merger agreement also provides that Threshold shall purchase an insurance policy in effect for six years from the closing, providing at least the same coverage as the current directors’ and officers’ liability insurance policies maintained by Molecular and Threshold and containing terms and conditions that are not materially less favorable to current and former officers and directors of Molecular and Threshold.

Item 21. Exhibits and Financial Statement Schedules

(a) Exhibit Index

A list of exhibits filed with this registration statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.

(b) Financial Statements

The financial statements filed with this registration statement on Form S-4 are set forth on the Financial Statement Index and is incorporated herein by reference.

Item 22. Undertakings

(a) The undersigned registrant hereby undertakes as follows:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement

(notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each filing of the Registrant’s annual report pursuant to Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15 (d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6) That every prospectus (i) that is filed pursuant to paragraph (a)(5) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) To respond to requests for information that is incorporated by reference into this proxy statement/prospectus/information statement pursuant to Item 4 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of South San Francisco, State of California, on the 12th day of May, 2017.

Threshold Pharmaceuticals, Inc.

By:	/s/ Wilfred E. Jaeger, M.D.
Name:	Wilfred E. Jaeger, M.D.
Title:	Interim Chief Executive Officer

Pursuant to the requirements of the Securities Act, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Wilfred E. Jaeger, M.D. Wilfred E. Jaeger, M.D.	Interim Chief Executive Officer and Director (Principal Executive Officer)	May 12, 2017

/s/ Joel A. Fernandes Joel A. Fernandes	Vice President, Finance and Controller (Principal Financial Officer and Principal Accounting Officer)	May 12, 2017

/s/ Harold E. Selick, Ph.D. Harold E. Selick, Ph.D.	Chairman of the Board of Directors	May 12, 2017

/s/ Jeffrey W. Bird, M.D., Ph.D. Jeffrey W. Bird, M.D., Ph.D.	Director	May 12, 2017

/s/ Bruce C. Cozadd Bruce C. Cozadd	Director	May 12, 2017

/s/ David R. Hoffmann David R. Hoffmann	Director	May 12, 2017

/s/ George G.C. Parker, Ph.D. George G.C. Parker, Ph.D.	Director	May 12, 2017

/s/ David R. Parkinson, M.D. David R. Parkinson, M.D.	Director	May 12, 2017

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

2.1†	Agreement and Plan of Merger and Reorganization, dated March 16, 2017, by and among the Registrant, Molecular Templates, Inc. and Trojan Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K, as amended (File No. 001-32979), filed on March 17, 2017).

3.1	Amended and Restated Certificate of Incorporation of the Registrant, as subsequently amended (incorporated by reference to Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K (File No. 001-32979) filed on March 6, 2014).

3.2	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.4 to the Registrant’s Registration on Form S-1 (File No. 333-114376) filed on April 9, 2007.

3.3	Certificate of Amendment to Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (File No. 001-32979), filed on September 30, 2016).

4.1	Form of Warrant issued pursuant to the Registrant’s prospectus supplement, dated February 11, 2015, and accompanying prospectus (incorporated by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 10-K (File No. 001-32979) filed on March 3, 2015).

5.1^	Legal Opinion of Cooley LLP.

8.1^	Legal Opinion of Cooley LLP regarding tax matters.

8.2^	Legal Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. regarding tax matters.

10.1+	2004 Amended and Restated Equity Incentive Plan of the Registrant, as amended (incorporated by reference to Exhibit 10.2 to the Registrant’s Annual Report on Form 10-K (File No. 001-32979) filed on March 15, 2012).

10.2+	2004 Employee Stock Purchase Plan of the Registrant As Amended and Restated Effective May 22, 2009 (incorporated by reference to Exhibit 99.2 to the Registrant’s Registration Statement on Form S-8 (File No. 333-164865) filed on February 11, 2010).

10.3+	Form of Indemnification Agreement by and between the Registrant and its officers and directors (incorporated by reference to Exhibit 10.9 to Amendment No. 3 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-114376), filed on December 6, 2004).

10.4+	Form of Notice of Grant of Stock Options and Option Agreement under the 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.25 (File No. 000-51136) to the Registrant’s Current Report on Form 8-K filed on March 17, 2006).

10.5+	2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-32979) filed on May 21, 2014).

10.6+	Form of Stock Option Grant Notice and Option Agreement for employees under the 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 001-32979) filed on May 21, 2014).

10.7+	Form of Stock Option Grant Notice and Option Agreement for non-employee directors under the 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 001-32979) filed on May 21, 2014).

10.8+	Offer Letter by and between the Registrant and Joel A. Fernandes dated November 1, 2007 (incorporated by reference to Exhibit 10.36 to the Registrant’s Current Report on Form 8-K (File No. 001-32979) filed on November 2, 2007).

EXHIBIT NUMBER	DESCRIPTION

10.9+	Form of Amended and Restated Change of Control Severance Agreement for employees at the Senior Vice President level and above (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-32979) filed on April 12, 2012).

10.10+	Change of Control Severance Agreement by and between the Registrant and Tillman E. Pearce, dated as of April 9, 2012, (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 001-32979) filed on April 12, 2012).

10.11+	Change of Control Severance Agreement by and between the Registrant and Stewart M. Kroll dated April 9, 2012 (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 001-32979) filed on April 12, 2012).

10.12+	Form of Change of Control Severance Agreement for employees at the Vice President level (incorporated by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 10-K (File No. 001-32979) filed on March 3, 2015).

10.13†	Exclusive License Agreement, effective as of October 5, 2009, by and between the Registrant and Eleison Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.26 to the Registrant’s Annual Report on Form 10-K (File No. 001-32979) filed on March 8, 2010).

10.14†	License and Co-Development Agreement between the Registrant and Merck KGaA, dated February 2, 2012 (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-32979), filed on August 6, 2012).

10.15†	Amendment to License and Co-Development Agreement between the Registrant and Merck KGaA, dated December 2, 2013 (incorporated by reference to Exhibit 10.11 to the Registrant’s Annual Report on Form 10-K (File No. 001-32979) filed on March 6, 2014).

10.16	Sales Agreement between the Registrant and Cowen and Company, LLC, dated November 2, 2015 (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-32979), filed on November 2, 2015).

10.17	Sublease by and between the Registrant and Exelixis, Inc. dated as of July 25, 2011 (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-32979), filed on November 3, 2011).

10.18+	Advisory Board Agreement by and between the Registrant and David R. Parkinson, M.D. (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-32979), filed on May 1, 2014).

10.19+	Non-Employee Director Compensation Policy, adopted by the Board of Directors of the Registrant on March 20, 2014 (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-32979), filed on May 1, 2014).

10.21†	Termination Agreement, dated March 10, 2016, by and between the Registrant and Merck KGaA, Darmstadt, Germany (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-32979), filed on May 5, 2016).

10.22†	Amendment to Exclusive License Agreement by and between the Registrant and Eleison Pharmaceuticals, Inc., dated January 8, 2016 (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-32979), filed on May 5, 2016).

10.23+	Change of Control Severance Agreement by and between the Registrant and Joel Fernandes, dated as of March 11, 2016 (incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-32979), filed on May 5, 2016).

EXHIBIT NUMBER	DESCRIPTION

10.24	Form of Support Agreement of the Registrant, dated March 16, 2017, by and between the Registrant and each of the parties named in each agreement therein (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, as amended (File No. 001-32979), filed on March 17, 2017).

10.25	Form of Support Agreement of Molecular Templates, Inc., dated March 16, 2017, by and between Molecular Templates, Inc. and each of the parties named in each agreement therein (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, as amended (File No. 001-32979), filed on March 17, 2017).

10.26	Form of Lock-Up Agreement of the Registrant, dated March 16, 2017, by and between the Registrant and each of the parties named in each agreement therein (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K, as amended (File No. 001-32979), filed on March 17, 2017).

10.27	Form of Lock-Up Agreement of Molecular Templates, Inc., dated March 16, 2017, by and between the Molecular Templates, Inc. and each of the parties named in each agreement therein (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K, as amended (File No. 001-32979), filed on March 17, 2017).

10.28*	Lease Agreement, dated as of October 1, 2016, by and between NW Austin Officer Partners LLC and Molecular Templates, Inc., as amended on January 30, 2017.

10.29*	Sublease, dated October 1, 2016, by and between Zimmer Holdings, Inc. and Molecular Templates, Inc.

10.30*	Lease, dated as of August 11, 2016, by and between Evergreen Shipping Agency (America) Corporation and Molecular Templates, Inc.

10.31*†	Research Collaboration and Option Agreement, dated as of October 31, 2016, by and between Takeda Pharmaceutical Company, Ltd. and Molecular Templates, Inc.

10.32*†	Non-Exclusive License Agreement, dated as of July 17, 2014, by and between the Henry M. Jackson Foundation for the Advancement of Military Medicine and Molecular Templates, Inc.

10.33*†	Cancer Research Grant Contract, dated as of November 7, 2012, by and between the Cancer Prevention & Research Institute of Texas and Molecular Templates, Inc.

10.34*+	Molecular Templates 2009 Stock Plan, as amended on March 9, 2010, September 14, 2010, March 28, 2011, August 22, 2012 and September 19, 2013.

10.35*	Equity Commitment Letter Agreement, dated as of March 16, 2017, among the Registrant, Molecular Templates, Inc. and Longitude Venture Partners III, L.P.

10.36*	Form of Warrant of Molecular Templates, Inc. issued pursuant to the Equity Commitment Letter, dated as of March 16, 2017, among the Registrant, Molecular Templates, Inc. and Longitude Partners III, L.P.

10.37*	Form of Securities Purchase Agreement pursuant to the Equity Commitment Letter, dated as of March 16, 2017, among the Registrant, Molecular Templates, Inc. and Longitude Venture Partners III, L.P.

10.38*	Form of Registration Rights Agreement pursuant to the Equity Commitment Letter, dated as of March 16, 2017, among the Registrant, Molecular Templates, Inc. and Longitude Venture Partners III, L.P.

10.39*	Note Purchase Agreement, dated as of March 16, 2017, by and between the Registrant and Molecular Templates, Inc.

10.40*+	Form of Option Agreement of Molecular Templates, Inc.

EXHIBIT NUMBER	DESCRIPTION

10.41*+	Form of Indemnification Agreement between Molecular Templates, Inc. and each of its directors.

10.42*	Amended and Restated Loan and Security Agreement, dated as of April 30, 2015, by and between Molecular Templates, Inc. and Silicon Valley Bank.

10.43*	Amended and Restated Executive Employment Agreement, dated as of April 22, 2016, by and between Eric E. Poma, Ph.D. and Molecular Templates, Inc.

10.44*+	Amended and Restated Executive Employment Agreement, dated as of April 22, 2016, by and between Jason Kim and Molecular Templates, Inc.

10.45*+	Executive Employment Agreement, dated as of January 22, 2014, by and between David Valacer, M.D. and Molecular Templates, Inc. as amended on November 19, 2014.

10.46*+	Amended and Restated Executive Employment Agreement, dated as of April 8, 2016, by and between Kurt Elster and Molecular Templates, Inc.

23.1*	Consent of BDO USA, LLP.

23.2*	Consent of Ernst & Young LLP.

99.1^	Form of the Registrant’s Proxy Card.

99.2*	Opinion of Ladenburg Thalmann & Co. Inc.

99.3*	Consent of Harold E. Selick, Ph. D. to serve as a director of the Registrant.

99.4*	Consent of David R. Hoffmann to serve as a director of the Registrant.

99.5*	Consent of Kevin M. Lalande to serve as a director of the Registrant.

99.6*	Consent of David Hirsch, M.D., Ph. D. to serve as a director of the Registrant.

99.7*	Consent of Eric E. Poma Ph.D. to serve as a director of the Registrant.

101	The following financial statement materials from the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2016, formatted in Extensible Business Reporting Language (XBRL) includes: (i) Consolidated Balance Sheets as of December 31, 2016 and 2015, (ii) Consolidated Statements of Operations for the Years Ended December 31, 2016, 2015 and 2014, (iii) Consolidated Statements of Stockholders’ Equity for the Year Ended December 31, 2016, 2015 and 2014, (iv) Consolidated Statements of Cash Flows for the Years Ended December 31, 2016, 2015 and 2014, and (v) Notes of Consolidated Financial Statements.

*	Filed herewith.
†	Confidential treatment has been requested or granted as to certain portions, which portions have been omitted and filed separately with the SEC.
+	Indicates a management contract or compensatory plan or arrangement.
^	To be filed by amendment.